Exhibit 99.4

Note:

This offering circular dated May 14, 2018, amends and restates, in its entirety, the offering circular dated April 30, 2018.

Renren has changed the record date for the cash dividend from May 18, 2018, to June 14, 2018. In addition, Renren has designated a payment date for the cash dividend, which will be June 21, 2018. Renren has adopted these changes to make it possible for the NYSE to establish an ex-dividend date and facilitate orderly trading in Renren’s ADSs. According to the NYSE, the ex-dividend date for Renren’s ADSs for NYSE trading will be June 22, 2018.

Because OPI will only accept a waiver of the cash dividend as valid payment for the shares of OPI being offered in the private placement, OPI has amended and restated its offering circular to reflect the change in procedure as well as to update certain financial information. The updates relate primarily to the following sections:

1. The overview of the offering on pages 1, 2, 3, 4 and 5.

2. “Definitions” on pages 10, 11 and 12.

3. “Expected Timeline” on page 14.

4. FAQ #31 on page 23 with regards to the timing of the effect of the Transaction on Renren’s ADS price.

5. “Selected Financial Information of the ZenZone Business” on pages 48 to 49, which has been updated to include unaudited full year 2017 financial results.

6. “Selected Financial Information for the Investments” on page 50, where the book value for each investment has been updated to December 31, 2017.

7. “How to Accept the Offer” on pages 100, 101 and 102.

8. Annexes M (Amended and Restated Offer Acceptance Form), N (Amended and Restated DTC Cash Waiver Election Form), O (Amended and Restated Non-DTC Cash Waiver Election Form) and P (Amended and Restated Ordinary Share Cash Waiver Election Form).

All defined terms used in this cover note shall have the meanings ascribed to them in the amended and restated offering circular.

Offering Circular	May 14, 2018

Class A Ordinary Shares and
Class B Ordinary Shares of

OAK PACIFIC INVESTMENT

Oak Pacific Investment (“OPI”), a newly formed Cayman Islands exempted corporation which is currently a wholly-owned subsidiary of Renren Inc. (“Renren”), is offering Class A ordinary shares and Class B ordinary shares to shareholders of Renren who are “Eligible Shareholders” (as defined below).

We refer to the Class A ordinary shares and Class B ordinary shares of OPI collectively as the “OPI Shares”. There is no public market for the OPI Shares and there are no plans for the OPI Shares to be listed on any stock exchange or quoted on the OTC marketplace.

This offer (the “Offer”) is being made only to shareholders of Renren (including holders of Renren’s American depositary shares (“ADSs”)) as of 5:00 p.m. Eastern time on June 14, 2018 (the “Record Date”) who satisfy all three of the following criteria: (1) the shareholder is an “accredited investor,” as such term is defined under the U.S. Securities Act of 1933, as amended (the “Securities Act”), (2) the shareholder is a “qualified purchaser,” as such term is defined under the U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), and (3) the shareholder is not a resident of an “Excluded Jurisdiction” (as defined below). A shareholder of Renren that meets all three of these criteria is referred to herein as an “Eligible Shareholder.”

An Eligible Shareholder may accept the Offer prior to 5:00 p.m. Eastern time on June 8, 2018 (the “Acceptance Deadline”) with respect to all, some or none of the ordinary shares of Renren that the Eligible Shareholder will hold as of the Record Date, subject to certain limitations. To validly accept the offer, you must continue to hold your Renren shares and ADSs as of the Record Date. See “How to Accept the Offer.”

Each Eligible Shareholder that validly accepts the Offer will receive (1) one Class A ordinary share of OPI for each Class A ordinary share of Renren held by that Eligible Shareholder as of the Record Date with respect to which the Offer is validly accepted (including 15 Class A ordinary shares of OPI for each Renren ADS, as each Renren ADS represents the right to receive 15 Renren Class A ordinary shares) and (2) one Class B ordinary share of OPI for each Class B ordinary share of Renren held by that Eligible Shareholder as of the Record Date with respect to which the Offer is validly accepted. However, if any person who validly accepts the Offer would receive OPI Shares that would cause that person to hold more than 49.9% of the total voting power in OPI (including shares that may be obtained by the exercise of vested share incentive grants), that person will receive Class A ordinary shares instead of Class B ordinary shares to the extent necessary for that person’s voting power in OPI (including shares that may be obtained by the exercise of vested share incentive grants) not to exceed 49.9%.

1

Renren has declared a cash dividend (the “Cash Dividend”) payable to all shareholders of Renren (including holders of Renren’s ADSs) as of the Record Date, in an amount per ordinary share (including Class A ordinary shares that are represented by ADSs) that will be equal to (1) the OPI Value of US$500 million (as defined further below) divided by (2) the total number of OPI Shares issued to Eligible Shareholders who validly accept the Offer, rounded down to the nearest hundredth of a cent. The determination of the amount of the Cash Dividend and the date for its distribution are explained further below. Any Eligible Shareholder who accepts the Offer must waive the right to receive the Cash Dividend that is otherwise payable to it in respect of the corresponding Renren shares or ADSs. No other form of payment will be accepted for OPI Shares in the Offer. Renren shareholders who do not validly accept the Offer (whether because they choose not to accept the Offer or because they are not Eligible Shareholders) will receive the Cash Dividend, which is intended to convey value (per share of Renren) equal to the value of the OPI Shares received (per share of Renren) by those Eligible Shareholders that validly accepted the Offer. See “Background and Fairness” and “Valuation”.

The purchase of OPI Shares involves material risks. See “Risk Factors” beginning on page 26 of this Offering Circular to read about important factors you should consider before accepting the Offer.

We refer to this offering of the OPI Shares as the “Private Placement”. The Private Placement is part of an integrated series of transactions involving the Separation (as defined further below), the Cash Dividend and the Private Placement which Renren and OPI are conducting contemporaneously, and which we refer to collectively as the “Transaction”.

The Transaction is being effected to address the risk that Renren could be deemed to be an “investment company” under the Investment Company Act and to unlock potential in Renren’s ZenZone advertising agency business by separating it from Renren’s social networking, used automobile and other operating businesses. To achieve these goals, Renren has transferred the following assets to OPI: (1) the ZenZone business; (2) minority interests in 44 portfolio companies (collectively, the “Portfolio Companies”); and (3) interests in 6 investment funds (collectively, the “Funds” and, together with the Portfolio Companies, the “Investments”). Renren has opted to retain minority interests in another 6 portfolio companies that have especially strong synergies with Renren’s business, are insignificant in value or are structured in such a way that the benefits of transferring the interest would be outweighed by the cost or difficulty of transferring it. Renren has also transferred certain related debt liabilities to OPI and OPI has taken on certain additional liabilities, as more fully described herein.

Upon completion of the Transaction:

•     all OPI Shares will be owned by Eligible Shareholders that validly elect to acquire OPI Shares in the Private Placement in exchange for the waiver of the Cash Dividend otherwise payable to them in respect of the corresponding Renren shares or ADSs;

•     OPI will be exempt from the registration requirements of the Investment Company Act by virtue of restricting ownership of OPI Shares solely to “qualified purchasers” or “knowledgeable employees” of OPI, each as defined under the Investment Company Act; and

•     OPI’s operations will primarily consist of managing its holdings in 44 Portfolio Companies and 6 Funds and operating the ZenZone business.

2

Neither OPI nor Renren will receive any cash proceeds from the Private Placement.

The total number of OPI Shares to be issued in the Private Placement cannot be determined until after the Record Date has passed, and thus the final amount of the Cash Dividend will remain unknown until that time. However, as of April 1, 2018, Renren had 1,034,929,113 outstanding shares (comprised of 729,540,663 Class A ordinary shares and 305,388,450 Class B ordinary shares), and Renren has already received contractual commitments (the “Contractual Commitments”) from Eligible Shareholders holding an aggregate of 820,273,132 ordinary shares of Renren (or approximately 79.3% of Renren’s outstanding shares as of April 1, 2018) to acquire an equivalent number of OPI Shares in the Private Placement in exchange for waiving their Cash Dividend. We refer to the Eligible Shareholders who have entered into the Contractual Commitments as the “Committed Shareholders”. Pursuant to the Contractual Commitments, the Committed Shareholders have each agreed to accept the Offer in full, not to transfer their Renren shares prior to the completion of the Private Placement and to acquire OPI Shares in exchange for their waiving the Cash Dividend otherwise payable in respect of the corresponding Renren shares. The Committed Shareholders include, among others, SB Pan Pacific Corporation, which is Renren’s largest shareholder by number of shares and a wholly-owned subsidiary of SoftBank Group Corp.; Mr. Joseph Chen, who is Renren’s founder, chairman and chief executive officer and Renren’s largest shareholder by vote; DCM Ventures (“DCM”), which is one of Renren’s largest shareholders by number of shares; Mr. James Jian Liu, who is Renren’s executive director and chief operating officer; and Mr. David Chao, who is a Renren director and a founder of DCM.

Based on the figures above, and before deducting any fees payable to Citibank, N.A. as depositary for Renren’s ADR program (the “Depositary”), we believe that:

•	the Cash Dividend will range from US$0.4831 per share (or US$7.2465 per ADS), if all shareholders of Renren (including holders of ADSs) are Eligible Shareholders and validly elect to waive the Cash Dividend in respect of all of their Renren shares and ADSs, to US$0.6096 per share (or US$9.1440 per ADS), if no additional shareholders beyond the Committed Shareholders elect to waive the Cash Dividend in respect of any of their Renren shares or ADSs; and

•	the aggregate dollar amount of the Cash Dividend to be paid by Renren in the Transaction will range from zero, if all shareholders of Renren (including holders of ADSs) are Eligible Shareholders and validly elect to waive the Cash Dividend in respect of all of their Renren shares and ADSs, to approximately US$131 million, if no additional shareholders beyond the Committed Shareholders elect to waive the Cash Dividend in respect of any of their Renren shares or ADSs.

The Depositary will charge holders of ADSs as of the Record Date a fee of US$0.02 per ADS in respect of which the Cash Dividend is paid, and a fee of US$0.05 per ADS in respect of which the Cash Dividend is waived and OPI Shares are issued. You will not owe any fees to the Depositary in connection with either the Cash Dividend or the OPI Shares to the extent that you hold ordinary shares directly on Renren’s register of members.

3

Aside from the Committed Shareholders, we do not know at this time how many other Renren shareholders will qualify as Eligible Shareholders, waive the Cash Dividend and validly accept the Offer. As a result, the total number of OPI Shares to be issued in the Private Placement and the final dollar amount of the Cash Dividend (on a per share and per ADS basis) are both unknown at this time, and the ranges given above for the per share (and per ADS) amount and the aggregate dollar amount of the Cash Dividend are merely indicative.

Immediately following the Private Placement, OPI will issue approximately 6.3 million restricted OPI Class A ordinary shares and options to acquire approximately 136.8 million OPI Class A ordinary shares. The incentive share grants exactly correspond to the number of restricted shares and share options that the recipients hold in Renren. Restricted shares have no exercise price and will become unrestricted upon vesting. The exercise price for the OPI share options will be the lower of the exercise price of the corresponding option held by the holder in Renren or the per share value of OPI used in calculating the amount of the Cash Dividend, provided that among the options to be granted to Mr. Joseph Chen, 39,752,430 share options will be granted with an initial exercise price of twice the per share value of OPI. At the time of their issuance, the majority of the OPI share options will have exercise prices that are lower than the per share value of OPI. Furthermore, each time OPI distributes cash or other assets to its shareholders, other than pursuant to certain shareholders’ special distribution rights, the exercise price on each outstanding OPI share option (whether vested or unvested) generally will be reduced on a per share basis by the per share amount of value distributed until the exercise price has reached zero. These restricted shares and options to be issued by OPI, which do not impact the calculation of the amount of the Cash Dividend, could significantly reduce the returns that you receive on your OPI Shares.

Renren’s ADSs trade on The New York Stock Exchange (the “NYSE”) under the ticker symbol “RENN”. As of May 11, 2018 (the last NYSE trading day prior to the date of this Offering Circular), the closing price per ADS was US$8.78. Renren expects that trading for its ADSs will be extremely volatile, particularly given the complexity of the Transaction, the size of the OPI Value compared to Renren’s market capitalization and the uncertainty over the final amount of the Cash Dividend on a per share and per ADS basis. In particular, volatility is expected to be high on and around June 21, 2018, which is the last date on which purchasers of ADSs on the NYSE will obtain the right to receive the Cash Dividend with respect to those newly purchased ADSs. According to the NYSE, the ex-dividend date for NYSE trading will be June 22, 2018. The ex-dividend date is the date on which the NYSE will reset the opening trading price of the Renren ADSs to reflect the payment of the Cash Dividend. On and after the ex-dividend date, purchasers of ADSs will have no right to receive the Cash Dividend with respect to those newly purchased ADSs. The trading price for Renren’s ADSs on the ex-dividend date is expected to be much lower than the closing price on the last trading date before the ex-dividend date, to reflect the amount of the Cash Dividend.

To the extent that Renren’s ADSs trade below US$1.00 per ADS for an extended period of time, or at or below US$0.16 per ADS for any period of time, Renren’s ADSs may be suspended from trading on the NYSE and ultimately delisted. To assist in stabilizing the ADS trading price and to address this risk, Renren has adopted an ADS repurchase program to be effected on the open market at prevailing market prices from time to time as market conditions warrant in accordance with the applicable requirements of Rule 10b5-1 and Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

4

For more information on the effect of the Transactions on Renren, including pro forma financial statements of Renren, see the report on Form 6-K that is being filed by Renren with the U.S. Securities and Exchange Commission (the “SEC”) on May 14, 2018.

As further described herein, the Offer is subject to the following terms, restrictions and limitations:

PAYMENT FOR OPI SHARES WILL ONLY BE ACCEPTED IN THE FORM OF A WAIVER OF THE CASH DIVIDEND.

In order for your acceptance to be valid, Renren, OPI and the Verification Agent (as defined below) must have received all of the required forms and information from you no later than the Acceptance Deadline. In addition, you must continue to hold your Renren shares or ADSs as of the Record Date, which will be after the Acceptance Deadline. Your acceptance of the Offer will be rejected to the extent you do not still hold the Renren shares or ADSs for which you accepted the Offer as of the Record Date. Please see “How to Accept the Offer” and “The Verification Process” for further details.

Renren will calculate the dollar amount of the Cash Dividend (in the aggregate and on a per share and per ADS basis) after the Acceptance Deadline has passed and after the Verification Agent has completed verification of all information that was timely submitted by the Acceptance Deadline. Renren will announce the result of that calculation~~.~~promptly after the Record Date.

If Renren determines that you have validly waived the Cash Dividend and OPI determines that you have validly accepted the Offer, then your waiver of the Cash Dividend will be immediately effective upon the issuance of the OPI Shares, and you will be notified by e-mail that the applicable number of OPI Shares has been issued to you. If for any reason Renren determines that you have not validly waived the Cash Dividend or OPI determines that you have not validly accepted the Offer, including because the forms you submitted are incomplete or illegible, you will not receive OPI Shares but you will receive the Cash Dividend.

A shareholder of Renren as of the Record Date who takes no action will receive the Cash Dividend.

Renren expects to deliver the OPI Shares on June 21, 2018 (the “Share Delivery Date”) to the Eligible Shareholders who have validly accepted the Offer. Renren also expects to distribute the Cash Dividend on June 21, 2018 (the “Cash Delivery Date”)~~.~~

Renren will pay the fees and expenses of Renren and OPI in connection with this offering and the related transactions, including legal and accounting fees. However, fees charged by the Depositary to holders of ADSs as of the Record Date, including the US$0.02 per ADS Depositary fee payable in connection with receipt of the Cash Dividend and the US$0.05 per ADS Depositary fee payable in connection with the waiver of the Cash Dividend and receipt of OPI Shares, will be borne by the holders of ADSs.

5

The Renren board of directors formed a special committee (the “Special Committee”) to evaluate the terms of the Transaction. The terms of the Transaction have been approved by the Special Committee. In accordance with Renren’s articles of association, the approval of SoftBank Group Corp., the parent company of SB Pan Pacific Corporation (Renren’s largest shareholder by number of shares), was also necessary, and the Transaction has been approved by SoftBank Group Corp.

The Special Committee may amend or modify the Transaction for any reason at any time prior to the issuance of the OPI Shares to the purchasers in the Private Placement, including by extending the Acceptance Deadline or by postponing the Share Delivery Date and/or Cash Delivery Date, and the Transaction may be cancelled for any reason at any time prior to the Share Delivery Date. If the Private Placement is cancelled, the Cash Dividend will also be cancelled.

None of Renren’s board of directors, the Special Committee, OPI’s board of directors nor SoftBank is making any recommendation regarding your waiver of the Cash Dividend and acquisition of OPI Shares. You should read this Offering Circular and the annexes to it thoroughly and carefully consider whether or not to accept the Offer. You may not revoke or amend your acceptance of the Offer once made.

If you have any questions or need further information about the Offer or the Transaction in general, please contact Georgeson LLC, the information agent, at (800) 509-1078 or by e-mail at Renren@georgeson.com.

6

Notices

The Offer is personal to each Eligible Shareholder of Renren as of the Record Date. This Offering Circular may not be transmitted to any other person.

Nothing in this Offering Circular constitutes an offer of securities for sale, or the solicitation of an offer to buy or subscribe for securities, in any jurisdiction where it is unlawful to make or solicit such an offer. The Offering Circular has not been filed with or approved by any securities regulatory or governmental authorities in any jurisdiction. The Offer has not been and will not be registered as a public offering in any jurisdiction. This Offering Circular will not be transmitted to any resident of Japan or any other jurisdiction where the Offer would be prohibited (the “Excluded Jurisdiction”). Shareholders of Renren (including holders of ADSs) as of the Record Date who are residents of an Excluded Jurisdiction are not eligible to accept the Offer and each shareholder that wishes to accept the Offer will be required to confirm that it is not a resident of a jurisdiction where the Offer would be prohibited. You should consult your own professional advisers as to whether you require any governmental or other consents or need to observe any other formalities to enable you to acquire the OPI Shares.

THE OFFER HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR ANY OTHER JURISDICTION. THIS OFFER IS MADE PURSUANT TO RULE 506(c) OF REGULATION D UNDER SECTION 4(a)(2) OF THE SECURITIES ACT, WHICH EXEMPTS TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING FROM SUCH REGISTRATION. OPI SHARES MAY ONLY BE ACQUIRED BY INVESTORS WHO MEET THE QUALIFICATIONS DESCRIBED HEREIN.

THE OPI SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR THE LAWS OF ANY OTHER JURISDICTION AND CANNOT BE SOLD IN ANY JURISDICTION UNLESS THEY ARE SUBSEQUENTLY REGISTERED OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE. OPI HAS NO OBLIGATION TO REGISTER THE OPI SHARES UNDER THE SECURITIES ACT OR UNDER ANY SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR THE LAWS OF ANY OTHER JURISDICTION. TRANSFER OF THE OPI SHARES IS ALSO SUBJECT TO RESTRICTIONS UNDER THE ARTICLES OF ASSOCIATION OF OPI. CONSEQUENTLY, AN INVESTOR SHOULD BE PREPARED TO BEAR THE ECONOMIC RISK OF AN INVESTMENT IN THE OPI SHARES FOR AN INDEFINITE PERIOD OF TIME.

The contents of this document have not been reviewed by any regulatory authority in Hong Kong or elsewhere. You are advised to exercise caution in relation to the Offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

7

Forward-looking Statements

This Offering Circular contains forward-looking statements that involve risks and uncertainties. All statements other than statements of current or historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause OPI’s actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. OPI has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that we believe may affect OPI’s financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, but are not limited to, statements about:

•	OPI’s goals and strategies, including its strategies for managing and disposing of the Investments;

•	OPI’s plans for distributing any returns realized on the Investments or any profits earned by the ZenZone business;

•	the future development, financial condition and results of operations of the ZenZone business;

•	expected changes in OPI’s or ZenZone’s revenues, costs or expenditures; or

•	Renren’s status and prospects after the Transaction is completed, including its plans to remain listed on the NYSE.

You should read this Offering Circular and the annexes to it thoroughly, with the understanding that OPI’s actual future results may be materially different from and worse than what we expect. New risk factors and uncertainties emerge from time to time and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on OPI or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. OPI qualifies all of its forward-looking statements by these cautionary statements.

You should not rely upon forward-looking statements as predictions of future events. Neither OPI nor Renren undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

8

Table of Contents

Notices	7
Forward-looking Statements	8
Table of Contents	9
Definitions	10
Expected Timeline	14
Questions and Answers	15
Risk Factors	24
Assets and Liabilities	37
Corporate Structure	38
Business	40
Selected Financial Information of the ZenZone Business	48
Selected Financial Information for the Investments	50
Debts and Warrant	51
Distribution Rights	56
Priority of Payments	58
Reserved Matters	60
Background and Fairness	64
Valuation	72
Cash Dividend	81
Directors, Senior Management and Employees	83
Description of the OPI Shares	88
United States Federal Income Tax Consequences to U.S. Holders	94
How To Accept The Offer	100
Definitions of Accredited Investor and Qualified Purchaser	103
The Verification Process	106
Where You Can Find Additional Information	107
Index of Annexes	108

Annex A. Form of OPI Memorandum and Articles of Association
Annex B. Form of OPI Shareholders Agreement
Annex C. Form of Renren Lianhe Shareholders Agreement
Annex D. Form of Renren Lianhe Memorandum and Articles of Association
Annex E. Form of Separation and Distribution Agreement
Annex F. Form of Services Agreement
Annex G. Senior Secured Promissory Note (Clear Light Ventures Limited)
Annex H. Warrant (Clear Light Ventures Limited)
Annex I. Form of Secured Promissory Note (SoftBank)
Annex J. Form of Secured Promissory Note (Renren)
Annex K. Tripartite Deed of Subordination
Annex L. Fairness Opinion
Annex M. Amended and Restated Offer Acceptance Form
Annex N. Amended and Restated DTC Cash Dividend Waiver Election Form
Annex O. Amended and Restated Non-DTC Cash Dividend Waiver Election Form
Annex P. Amended and Restated Ordinary Share Cash Dividend Waiver Election Form
Annex Q. Form of Share Incentive Plan

9

Definitions

Acceptance Deadline

5:00 p.m. Eastern time on June 8, 2018, the deadline by which:

•      Renren must have received an original signed Cash Dividend Waiver Election Form from you,

•      OPI must have received an original signed Amended and Restated Offer Acceptance Form from you,

•      the Verification Agent must have received all of the information it requires from you to verify you as an accredited investor, and

•      the Depositary must have received confirmation of your valid Cash Dividend Waiver Election via DTC’s ATOP system (if you hold your Renren ADSs in a bank, custodian or brokerage account).

Accredited Investor	See the section entitled “Definitions of Accredited Investor and Qualified Purchaser” for the definition of “accredited investor” as such term is defined under the Securities Act.

ADSs	American depositary shares of Renren, each representing 15 Class A ordinary shares of Renren.

Amended and Restated Offer Acceptance Form	The form that you must fill out to accept the Offer, attached to this Offering Circular as Annex M.

Cash Delivery Date	The date on which the Cash Dividend will be distributed, which is expected to be on June 21, 2018.

Cash Dividend	The cash dividend declared by Renren, to be payable to all shareholders of Renren (including holders of Class A ordinary shares represented by ADSs) as of the Record Date, which will be waived by each purchaser of OPI Shares in the Private Placement as payment for such OPI Shares.

Cash Dividend Waiver Election Form	The form that you must fill out to waive the Cash Dividend, which is one of the requirements for accepting the Offer. There are three versions of this form, attached (as amended and restated) to this Offering Circular as Annexes N, O and P.

Committed Shareholders	SB Pan Pacific Corporation, Joseph Chen, DCM, James Jian Liu, David Chao, Shoa-Kai Liu and Greswell Management Limited.

Contractual Commitment	The contractual commitment by each of the Committed Shareholders to accept the Offer, to waive the Cash Dividend and not to transfer any of their Renren shares before the Share Delivery Date.

Depositary	Citibank, N.A., the depositary for Renren’s ADR program.

DTC	The Depository Trust Company.

Duff & Phelps	Duff & Phelps, LLC, the independent financial advisor to the Special Committee.

10

Eligible Shareholder	A shareholder of Renren (including a holder of ADSs) as of the Record Date who satisfies all three of the following criteria: (1) the shareholder is an “accredited investor,” as such term is defined under the Securities Act, (2) the shareholder is a “qualified purchaser,” as such term is defined under the Investment Company Act, and (3) the shareholder is not a resident of an Excluded Jurisdiction.

Everbright Loan	A loan from Clear Light Ventures Limited, an affiliate of China Everbright Group, originally incurred by Renren in connection with Renren’s purchase of 9,507,933 shares of Series F Preferred Stock of SoFi in October 2015, subsequently transferred to Renren Lianhe. The principal amount of the debt is US$59,260,000, the interest rate is 9% per year, and the original maturity date is October 22, 2018.

Everbright Loan Documents	(i) The subscription agreement dated April 30, 2018 entered into by and among Renren, OPI, Renren Lianhe, Renren SF and Clear Light Ventures Limited, (ii) the promissory note dated April 30, 2018 issued by Renren Lianhe to Clear Light Ventures Limited, (iii) the warrant dated April 30, 2018 issued by Renren SF to Clear Light Ventures Limited, (iv) the equitable mortgage dated April 30, 2018 by and between Renren SF and Clear Light Ventures Limited, and (v) the Tripartite Deed of Subordination.

Excluded Jurisdictions	Japan, and any other jurisdiction where the Offer would be prohibited.

Investments	The Portfolio Companies and Funds transferred to OPI in the Separation. See “Business—Overview” and “—The Investments” and “Selected Financial Information for the Investments.”

Offer	The offering of OPI Shares by OPI in the Private Placement pursuant to this Offering Circular.

OPI	Oak Pacific Investment, a newly formed Cayman Islands exempted corporation, the issuer of the OPI Shares being offered in the Private Placement pursuant to this Offering Circular.

OPI Shareholders Agreement	Agreement among OPI, SoftBank Group Capital, DCM, Mr. Joseph Chen and Mr. James Jian Liu, which will become effective upon the issuance of the ordinary shares of OPI on the Share Delivery Date, the form of which is attached to this Offering Circular as Annex B.

OPI Shares	The ordinary shares of OPI, par value US$0.001 per share, divided into Class A ordinary shares and Class B ordinary shares.

11

OPI Value	US$500 million, being the value of OPI as established by the Special Committee for purposes of calculating the Cash Dividend. See “Background and Fairness” and “Valuation”.

Private Placement	The offering and issuance of OPI Shares by OPI pursuant to this Offering Circular.

Qualified Purchaser	See the section entitled “Definitions of Accredited Investor and Qualified Purchaser” for the definition of “qualified purchaser” as such term is defined under the Investment Company Act.

Record Date	5:00 p.m. Eastern time on June 14, 2018, being the record date for both the Private Placement and the Cash Dividend.

Renren	Renren Inc., the 100% owner of OPI as of the date of this Offering Circular.

Renren Lianhe	Renren Lianhe Holdings, a direct wholly-owned subsidiary of OPI as of the date of this Offering Circular.

Renren Lianhe Shareholders Agreement	Agreement among OPI, Renren Lianhe, Mr. Joseph Chen and Mr. James Jian Liu, which will become effective upon the issuance of the ordinary shares of OPI on the Share Delivery Date, the form of which is attached to this Offering Circular as Annex C.

Renren Note	The note issued to Renren in respect of a liability that OPI will owe Renren after the Transaction. The principal amount of the debt will be US$90,000,000, the interest rate will be 8% per year, and the term will be the earlier of five years and the date upon which OPI and its subsidiaries no longer hold any SoFi shares. See “Debts and Warrant” and Annex J for more details.

Renren Note Documents	(i) The Renren Note, (ii) the stock pledge agreement to be entered into by and between Renren and Renren SF on or prior to the Share Delivery Date, and (iii) the Tripartite Deed of Subordination.

Renren SF	Renren SF Holdings Inc., a direct wholly-owned subsidiary of Renren Lianhe as of the date of this Offering Circular.

Separation	Renren’s transfer to OPI of various assets (including the Investments and the ZenZone business) and related liabilities pursuant to the Separation and Distribution Agreement attached hereto as Annex E.

Share Delivery Date	The date on which the OPI Shares will be delivered to the Eligible Shareholders who have validly accepted the Offer, which is expected to be on June 21, 2018.

12

SoFi	Social Finance, Inc.

SoftBank	SoftBank Group Corp., SB Pan Pacific Corporation and/or SoftBank Group Capital Limited, as applicable.

SoftBank Loan	The loan from SoftBank to Renren Lianhe in connection with the Transaction. The principal amount of the debt will be US$60 million, the interest rate will be 8% per year, and the term will be the earlier of three years and the date upon which OPI and its subsidiaries no longer hold any SoFi shares. See “Debts and Warrant” and Annex I for more details.

SoftBank Loan Documents	(i) The promissory note to be issued by Renren Lianhe to SoftBank on the Share Delivery Date, (ii) the stock pledge agreement to be entered into by and between SoftBank and Renren SF on the Share Delivery Date, and (iii) the Tripartite Deed of Subordination.

Special Committee	A special committee of the board of directors of Renren, comprised of Mr. Tianruo Pu, Mr. Stephen Tappin and Ms. Hui Huang, which was formed on December 22, 2016, to evaluate the terms of the Transaction and any related or alternative transactions.

Transaction	The Separation, the Private Placement and the Cash Dividend, and any ancillary actions, taken as a whole.

Tripartite Deed of Subordination	The tripartite deed of subordination to be entered into by and between Clear Light Ventures Limited, SoftBank, Renren, Renren Lianhe and OPI on or prior to the Share Delivery Date. See “Debts and Warrant” and Annex K for more details.

Verification Agent	VerifyInvestor.com

13

Expected Timeline

Acceptance Deadline	5:00 p.m. Eastern time on June 8, 2018

Record Date	5:00 p.m. Eastern time on June 14, 2018

Share Delivery Date	June 21, 2018

Cash Delivery Date	June 21, 2018

The Special Committee may amend or modify the Transaction for any reason at any time prior to the issuance of the OPI Shares to the purchasers in the Private Placement, including by extending the Acceptance Deadline or by postponing the Share Delivery Date and/or Cash Delivery Date, and the Transaction may be cancelled for any reason at any time prior to the Share Delivery Date. If the Private Placement is cancelled, the Cash Dividend will also be cancelled.

14

Questions and Answers

1.	How many OPI Shares will I receive if I validly accept the Offer?

If you validly accept the Offer, you will receive one Class A ordinary share of OPI for each Class A ordinary share of Renren that you hold as of the Record Date with respect to which the Offer is validly accepted, including Class A ordinary shares that are represented by ADSs. Since each ADS of Renren represents 15 Class A ordinary shares of Renren, you will receive 15 Class A ordinary shares of OPI for each ADS that you hold as of the Record Date and with respect to which the Offer is validly accepted. If you validly accept the Offer, you will also receive one Class B ordinary share of OPI for each Class B ordinary share of Renren that you hold as of the Record Date with respect to which the Offer is validly accepted. However, if you would receive OPI Shares in the Private Placement that would cause you to hold more than 49.9% of the total voting power in OPI (including shares that you can obtain by the exercise of vested share incentive grants), you will receive Class A ordinary shares instead of Class B ordinary shares to the extent necessary for your voting power in OPI (including shares that you can obtain by the exercise of vested share incentive grants) not to exceed 49.9%.

2.	What happens if I don’t validly accept the Offer?

You will receive the per share amount of the Cash Dividend for each ordinary share of Renren that you hold as of the Record Date with respect to which you did not validly accept the Offer. If you wish to receive the Cash Dividend, no action is required on your part.

3.	How large will the Cash Dividend be?

Until the Private Placement is completed, we will not know the size of the Cash Dividend, either in the aggregate or on a per Renren share (or per Renren ADS) basis. The Cash Dividend payable per ordinary share of Renren will be equal to (1) the OPI Value of US$500 million (established by the Special Committee on April 23, 2018) divided by (2) the total number of OPI Shares issued to Eligible Shareholders in the Private Placement, rounded down to the nearest hundredth of a cent. In other words, the Cash Dividend per ordinary share of Renren outstanding on the Record Date will be equal to the OPI Value per OPI Share issued and sold in the Private Placement. Since each ADS represents 15 ordinary shares of Renren, the Cash Dividend payable per ADS of Renren will be 15 times larger, subject to the Depositary’s fees of US$0.02 per ADS held (and in respect of which the Offer is not validly accepted).

Based on the Contractual Commitments that Renren and OPI have received, we believe that the Cash Dividend will range from US$0.4831 per share of Renren (or US$7.2465 per ADS), if all shareholders of Renren are Eligible Shareholders and validly elect to waive the Cash Dividend in respect of all of their Renren shares and ADSs, to US$0.6096 per share of Renren (or US$9.1440 per Renren ADS), if no additional shareholders beyond those who have entered into the Contractual Commitments elect to waive the Cash Dividend in respect of any of their Renren shares or ADSs, before deducting any fees payable to the Depositary in connection with the payment of the Cash Dividend to holders of ADSs.

15

4.	Why is Renren disposing of OPI?

Renren was contacted by the staff of the SEC regarding the possibility that Renren could be deemed to be an “investment company” under the Investment Company Act. If Renren were deemed to be an investment company, it would be unable to register with the SEC as an investment company and meet its related U.S. disclosure obligations and its ADSs would be delisted from the NYSE, and it may become subject to SEC enforcement action, among other things. After correspondence and discussions with the SEC staff, Renren undertook to reduce the aggregate value on its balance sheet of the shares in companies that it does not control in order to ensure that it would not be deemed to be an investment company. The Private Placement is also being undertaken to unlock potential in Renren’s advertising agency business by separating it from Renren’s social networking, used automobile and other operating businesses.

5.	Why doesn’t Renren sell its investments and distribute all the cash to its shareholders in a dividend?

As described more fully below in “Background and Fairness,” Renren considered this option but determined that it was not practicable. With limited exceptions, Renren’s investments are in privately held companies or investment funds that generally are not well known and do not trade on any established market. The portfolio was also assembled in part for the potential synergies that the underlying businesses offered Renren’s businesses rather than to constitute an investment portfolio that would attract potential investors. Piecemeal sales of its investments would incur high transaction costs, and there is no guarantee that Renren could have found buyers for all the individual assets at reasonable prices, or for enough of the individual assets to ensure that the Investment Company Act issue would have been resolved. Although Renren’s efforts to find a purchaser for its portfolio were unsuccessful, Renren did sell a portion of its SoFi holdings for US$91.9 million in April 2017 in a transaction that was organized by SoFi. However, Renren was unsuccessful in identifying a purchaser for its broader portfolio or additional purchasers for its SoFi shares on acceptable commercial terms (including price and size of transaction).

6.	Why doesn’t Renren distribute its investments to its shareholders pro rata in a dividend?

As described in greater detail under “Background and Fairness,” Renren is a public company with a large number of shareholders, while its investments (with limited exceptions) consist of privately held companies or private investment funds. Any distribution by Renren of its investments on a pro rata basis to its shareholders (even if permitted by the related investment terms) would subject the private companies and funds to reporting obligations under the Exchange Act for which they are not prepared and which could damage the value of the investments. Also, Renren’s shareholders would receive shares of a large number of small companies which would be difficult to sell and which would require a significant investment of time and energy to manage properly.

16

7.	Why didn’t Renren incorporate OPI in the United States and register it under the Investment Company Act?

As described in greater detail under “Background and Fairness,” the operational, governance and other restrictions under the Investment Company Act make registering OPI as an investment company impracticable.

8.	Will there be a shareholder meeting to approve the Transaction? Is the approval of the shareholders of Renren required for the Transaction to be carried out?

Under Cayman Islands law, shareholder approval is not required for the Transaction or any part thereof, and no shareholder meeting is planned. However, under the terms of Renren’s articles of association that have been in effect since Renren’s initial public offering in 2011, the consent of SoftBank Group Corp. is required to effect the Transaction. SoftBank Group Corp. is the parent company of SB Pan Pacific Corporation, Renren’s single largest shareholder by number of shares, holding approximately 42.9% of Renren’s outstanding shares by vote and approximately 39.2% by number of shares. SoftBank Group Corp. has given its consent to the Transaction.

9.	What is the role of the Special Committee in the Transaction?

The Special Committee was formed by the board of directors of Renren on December 22, 2016, to evaluate the terms of the Transaction and any related or alternative transactions. The Special Committee includes two independent directors, Mr. Tianruo Pu and Mr. Stephen Tappin, and Renren’s former chief financial officer, Ms. Hui Huang. None of the members of the Special Committee has an interest in the Transaction different from the holders of Renren shares and ADSs (except for compensation received for serving as a Special Committee member, which is not contingent on the completion of the Transaction or any alternative transaction, and their indemnification rights as Renren directors). The Special Committee was given full power to hire legal and financial advisors, to conduct negotiations on behalf of Renren on the terms of the Transaction, and ultimately to approve or not approve the Transaction and any related or alternative transactions. The Transaction has been approved by the Special Committee.

10.	How was the OPI Value determined?

The OPI Value (which is US$500 million) was established by the Special Committee on April 23, 2018 after considering a number of factors including (1) the various ranges for the value of OPI at the time of the Transaction as presented by Duff & Phelps during its presentation to the board of directors on April 23, 2018, (2) the anticipated financial condition of Renren after giving effect to the Transaction and (3) Renren’s current liquidity, including its cash position and projected cash position after taking into account the Transaction and anticipated cash needs (including funding potential future Renren operating losses and the planned ADS buyback in response to an anticipated drop in the trading price of Renren’s ADSs when Renren’s ADSs begin trading on an ex-dividend basis).

17

Upon the completion of the Transaction, OPI’s assets will include (1) the Investments (including the shares of SoFi as well as other securities), (2) the ZenZone business and (3) approximately US$35 million in cash (excluding cash attributable to the ZenZone business). The Investments and the ZenZone business have been transferred to OPI by Renren as part of the Separation. The cash reflects the proceeds of the SoftBank Loan, US$25 million to be paid by OPI to Renren in connection with the Separation to help fund the Cash Dividend. Other than cash attributable to the ZenZone business, Renren will transfer no cash to OPI as part of the Transaction.

OPI’s liabilities include the US$59.26 million Everbright Loan, the US$60 million SoftBank Loan and the US$90 million Renren Note. In addition, the net present value of the operating expenses that OPI will incur after it becomes a stand-alone company have been estimated to be between US$5 million and US$9 million.

See “Background and Fairness,” “Valuation” and “Debts and Warrant.”

11.	Is the Transaction fair to Renren’s shareholders acquiring OPI Shares in the Private Placement or receiving the Cash Dividend?

No determination has been or will be made with respect to the fairness of the Transaction to Eligible Shareholders who waive the Cash Dividend and elect to receive shares of OPI in the Private Placement. The Special Committee, however, has determined that the Transaction is fair to Renren’s shareholders and ADS holders who receive the Cash Dividend.

12.	What factors did the Special Committee consider when making the fairness determination with respect to Renren shareholders receiving the Cash Dividend?

See “Background and Fairness” for a discussion of various factors considered by the Special Committee in reaching its determination that the Transaction is fair to the Renren shareholders and ADS holders receiving the Cash Dividend. These factors include (1) the need for Renren to timely address the risk that it might be deemed an investment company under the Investment Company Act and (2) Duff & Phelps’s opinion that the OPI Value is fair from a financial point of view to the Renren shareholders and ADS holders receiving the Cash Dividend.

13.	How will Renren fund the Cash Dividend?

Renren will fund the Cash Dividend primarily from cash on hand, as well as from US$25 million in cash which OPI will transfer to Renren upon its receipt of the SoftBank Loan. Renren had US$128.8 million of cash and cash equivalents as of December 31, 2017. See “Debts and Warrant.”

18

14.	How did Renren decide which investments to include in OPI?

In order to effectively address the risk that Renren could be deemed to be an investment company under the Investment Company Act, Renren has transferred the minority interests that it holds in the 44 Portfolio Companies together with its interests in the 6 Funds to OPI. Renren will only retain a minority interest in another 6 entities which either have especially strong synergy with Renren in their business or which are insignificant in value and would be costly and difficult to transfer due to the way the investment was structured.

15.	What are the U.S. federal income tax consequences to me if I don’t accept the Offer?

Your receipt of the Cash Dividend as a shareholder of Renren will generally be a taxable transaction to you for U.S. federal income tax purposes. As a result of Renren’s expected classification as a passive foreign investment company (a “PFIC”) for U.S. federal income tax purposes, you may be subject to an additional penalizing tax under the PFIC rules on receipt of the Cash Dividend. In addition, if Renren is classified as a PFIC, the Cash Dividend will not be eligible for the special reduced tax rate available to individuals on “qualified dividend income.” For more information, see “United States Federal Income Tax Consequences to U.S. Holders.” You should consult your tax advisor to determine the particular tax consequences to you of not accepting the Offer.

16.	What are the U.S. federal income tax consequences to U.S. holders who accept the Offer?

In connection with the Private Placement, Renren expects to receive an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to the effect that the transfer of OPI Shares pursuant to the Private Placement should qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended. Assuming that the Private Placement so qualifies, a U.S. Holder (defined below in the section entitled “United States Federal Income Tax Consequences to U.S. Holders”) who accepts the Offer will not be required, for U.S. federal income tax purposes, to recognize any gain or loss or to include any amount in income upon the receipt of OPI Shares pursuant to the Private Placement.

If the Private Placement does not qualify as a tax-free distribution for U.S. federal income tax purposes, the receipt by a U.S. Holder of OPI Shares pursuant to the Private Placement would generally be treated as a taxable distribution in an amount equal to the total fair market value of the OPI Shares received and may be subject to an additional penalizing tax under the PFIC rules.

In addition, because OPI, like Renren, is expected to be treated as a PFIC, a U.S. Holder who accepts the Offer and receives OPI Shares will be subject to the same penalizing PFIC rules with respect to its OPI Shares that apply to its Renren ADSs or ordinary shares, unless such U.S. Holder makes a qualified electing fund (“QEF”) election for the first taxable year in which the U.S. Holder owns OPI Shares and in which OPI is classified as a PFIC, as described in greater detail the section entitled “United States Federal Income Tax Consequences to U.S. Holders.” U.S. Holders who accept the Offer and make a QEF election with respect to their OPI Shares may be required to recognize income or gain for U.S. federal income tax purposes as a result of sales or distributions of assets by OPI, even if such U.S. Holders do not receive any proceeds from such sales or participate in such distributions. This may occur as a result of special distribution rights that will be granted to DCM and SoftBank with respect to their pro rata share of OPI’s SoFi shares. For more information, see “Distribution Rights.”

19

U.S. Holders are urged to read the section entitled “United States Federal Income Tax Consequences to U.S. Holders” in its entirety and to consult their tax advisors regarding the particular tax consequences to them of accepting the Offer.

17.	What do I need to do to accept the Offer?

How you accept the Offer depends in part on how you hold ADSs and/or ordinary shares of Renren that are not represented by ADSs. However, each person must fill out and timely deliver an Amended and Restated Offer Acceptance Form to accept the Offer and also fill out and timely deliver one or more Cash Dividend Waiver Election Forms to waive the Cash Dividend as payment for the OPI Shares, and each person must also complete the steps to be verified as an accredited investor. See “How To Accept The Offer” and “The Verification Process” in this Offering Circular.

18.	How do I know if I am eligible to accept the Offer?

The section entitled “Definitions of Accredited Investor and Qualified Purchaser” in this Offering Circular includes the definitions of “accredited investor” under the Securities Act and “qualified purchaser” under the Investment Company Act. If you wish to accept the Offer, it is your responsibility to review these definitions in light of your own qualifications to determine whether you meet the criteria. If you can certify honestly that you are an accredited investor and a qualified purchaser and that you are not a resident of the Excluded Jurisdiction, then you will be eligible to accept the Offer.

19.	Should I fill out more than one Cash Dividend Waiver Election Form if I hold both ordinary shares and/or ADSs of Renren in more than one way?

It is possible that you may have to fill out more than one Cash Dividend Waiver Election Form, depending on how you hold your shareholding in Renren.

•	If you have ordinary shares that are recorded on Renren’s register of members, then you will need to fill out an Amended and Restated Ordinary Share Cash Dividend Waiver Election Form for those shares and send it to Renren.

•	If you have ADSs that are recorded on the books of the Depositary, then you will need to fill out a separate Amended and Restated Non-DTC Cash Dividend Waiver Election Form for those ADSs and send it to Renren.

•	If you have ADSs that are held in a brokerage or custodian account and cleared through DTC, then you must follow the procedures established by your broker. You will also have to fill out a separate Amended and Restated DTC Cash Dividend Waiver Election Form for each account and send each of these forms to Renren.

20

See “How to Accept the Offer” for more details.

20.	Should I fill out more than one Amended and Restated Offer Acceptance Form if I hold both ordinary shares and/or ADSs of Renren in more than one way?

Provided that you hold all of the ordinary shares and/or ADSs under the same name, you only need to fill out one Amended and Restated Offer Acceptance Form, because the Amended and Restated Offer Acceptance Form does not specify how many ordinary shares and/or ADSs in respect of which you are accepting the offer or how they are held. If there is any difference at all in the name under which you hold the ordinary shares and/or ADSs, for example the presence or absence of a middle initial, then you must fill out a separate Amended and Restated Offer Acceptance Form for each version of your name. The name on the Amended and Restated Offer Acceptance Form must be an exact match to the name under which the ordinary shares and/or ADSs are held.

21.	What if there are multiple owners of an ordinary share or ADS of Renren?

If there are multiple owners of an ordinary share or ADS of Renren, then each owner must sign and send Renren his, her or its own separate Cash Dividend Waiver Election Form of the appropriate type (DTC, Non-DTC or Ordinary Share) covering those ordinary shares or ADSs and each owner must sign his, her or its own separate Amended and Restated Offer Acceptance Form. The waiver and acceptance are only valid if all owners validly complete and send Renren the required forms. If multiple owners validly accept the Offer, the OPI Shares will be registered in the names of all of the owners collectively on the register of members of OPI.

22.	Why do I have to submit my personal financial information to accept the Offer?

OPI is relying on Rule 506(c) of Regulation D under Section 4(a)(2) of the Securities Act as an exemption from the registration requirements of the Securities Act for the Private Placement. In order to comply with the requirements of Rule 506(c), OPI must take reasonable steps to verify that you are an “accredited investor” under the Securities Act. Rule 506(c) lists some of the ways that OPI can verify that you are an “accredited investor,” which include reviewing tax forms, bank statements, brokerage statements and other kinds of your personal financial information. Renren has hired VerifyInvestor.com as the Verification Agent to assist in this process.

23.	How will my OPI Shares be sent to me?

If you accept the Offer and become a shareholder of OPI, your name and address will be registered in OPI’s register of members on the Share Delivery Date. If you request it, either in your Amended and Restated Offer Acceptance Form or by contacting OPI separately after the Private Placement, OPI will send you a certificate showing the number of OPI Shares that you hold. However, the register of members is the official record of your shareholding. The OPI Shares will not be eligible for clearance through DTC and will not be sent to your brokerage or custodian account, even if you held your Renren shares or ADSs in a brokerage or custodian account.

21

24.	What do I have to do to elect to receive the Cash Dividend?

If you do not validly accept the Offer, you will receive the Cash Dividend. You do not have to take any action to elect to receive the Cash Dividend.

25.	How will the Cash Dividend be paid to me?

If you hold ADSs through a broker or custodian and you do not validly waive the Cash Dividend with respect to those ADSs, you will receive the Cash Dividend through DTC, the clearing system for the ADSs in the United States, in your brokerage or custodian account. If you hold ADSs outside of DTC and you do not validly waive the Cash Dividend with respect to those ADSs, the Depositary will mail you a check at the address that is recorded for you in the Depositary’s records. If you hold ordinary shares of Renren that are not represented by ADSs and you do not validly waive the Cash Dividend with respect to those ordinary shares, Renren will mail you a check at the address that is recorded for you on Renren’s register of members.

26.	How will I pay the fees to the Depositary?

The Depositary will charge ADS holders a fee for the Cash Dividend of US$0.02 per ADS held and in respect of which the Offer is not validly accepted, and a distribution fee for the OPI Shares delivered in the Private Placement of US$0.05 per ADS held and in respect of which the Offer is validly accepted. The Depositary fee payable in respect of the Cash Dividend will be deducted from the Cash Dividend at the time of distribution to ADS holders. At the time that you elect to waive the Cash Dividend, you will be asked to arrange for the payment to the Depositary, directly or via your broker or custodian, of the Depositary fee payable in respect of the OPI Shares to be delivered pursuant to the Private Placement. Failure to make timely payment of the Depositary fee in respect of the OPI Shares to be delivered pursuant to the Private Placement will result the rejection of the Cash Dividend waiver, in which case you will receive the Cash Dividend (net of the Depositary fee of US$0.02 per ADS held) rather than OPI Shares. You will not owe any fees to the Depositary in connection with either the Cash Dividend or the OPI Shares to the extent that you hold ordinary shares directly on Renren’s register of members.

27.	Will Renren receive any proceeds from the Private Placement?

No. The OPI Shares will only be issued to Eligible Shareholders who waive their right to receive the Cash Dividend as payment for such shares. Neither OPI nor Renren will receive any proceeds from the Private Placement.

22

28.	What will happen to OPI after the Private Placement?

Following the Private Placement, OPI will be a privately held company not subject to the public company reporting requirements under the Exchange Act and not listed on any stock exchange. See “Business” for disclosure on OPI’s business and assets and the strategies that it currently plans to pursue. OPI has no plans to become a public reporting company or to become listed on any securities exchange. OPI will be structured so as to have no shareholders who are not either “qualified purchasers” or “knowledgeable employees” as these terms are defined under the Investment Company Act.

29.	What kind of information will OPI provide to its shareholders?

If you validly accept the Offer and become a shareholder of OPI, you will have the right to receive information about OPI to the extent provided under Cayman Islands law and in OPI’s articles of association. The articles of association of OPI that will become effective immediately prior to the closing of the Private Placement are attached to this Offering Circular as Annex A. OPI expects to provide shareholders with annual and quarterly financial statements. OPI will send information to you at the contact information that you have provided in your Amended and Restated Offer Acceptance Form. You may contact OPI directly if you have any questions or need to take any action with respect to your shareholding in OPI.

30.	What will happen to Renren after the Private Placement?

Renren intends to remain a public company listed on the NYSE after the completion of the Transaction. Renren will continue to operate its social networking, used automobile and other operating businesses.

31.	What effect will the Transaction have on Renren’s ADS price?

Renren’s ADSs trade on the NYSE under the ticker symbol “RENN”. As of May 11, 2018 (the last trading date prior to the date of this Offering Circular), the closing price per ADS was US$8.78. Renren expects that trading for its ADSs will be extremely volatile, particularly given the complexity of the Transaction, the size of the OPI Value compared to Renren’s market capitalization and the uncertainty over the final amount of the Cash Dividend on a per share and per ADS basis.

We intend to announce the exact amount of the Cash Dividend on or about June 15, 2018, the business day immediately following the Record Date, and to pay the Cash Dividend on June 21, 2018. According to the NYSE, the ex-dividend date for NYSE trading will be June 22, 2018. The ex-dividend date is the date on which the NYSE will reset the opening trading price of the Renren ADSs to reflect the payment of the Cash Dividend. On and after the ex-dividend date, purchasers of ADSs will have no right to receive the Cash Dividend with respect to those newly purchased ADSs. The trading price for Renren’s ADSs on the ex-dividend date is expected to be much lower than the closing price on the last trading date before the ex-dividend date, to reflect the amount of the Cash Dividend.

To the extent that Renren’s ADSs trade below US$1.00 per ADS for an extended period of time or at or below US$0.16 per ADS for any period of time, Renren’s ADSs may be suspended from trading on the NYSE and ultimately delisted. To assist in stabilizing the ADS trading price and to address this risk, Renren has adopted a share repurchase program to be effected on the open market at prevailing market prices from time to time as market conditions warrant in accordance with the applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the Exchange Act.

For more information on the effect of the Transactions on Renren, including pro forma financial statements of Renren, see the report on Form 6-K filed by Renren with the SEC on May 14, 2018.

23

Risk Factors

An investment in the OPI Shares involves significant risks. You should carefully consider all of the information in this Offering Circular, including the risks and uncertainties described below, before deciding whether to accept the Offer. Any of the following risks could have a material adverse effect on the business, financial condition and results of operations of OPI. In any such case, the value of the OPI Shares may decline and may reach zero.

Risks Relating to OPI’s Assets

The creditors of OPI, certain shareholders of Renren and certain employees of OPI have rights that may affect the value of the OPI Shares.

The Offer of OPI Shares is part of a complex, integrated series of transactions which we refer to in the aggregate as the Transaction. Renren is carrying out the Transaction primarily to avoid being deemed to be an investment company. The consent and cooperation of numerous parties is required to implement the Transaction, with OPI granting a number of rights to various parties that take precedence over the rights of other OPI shareholders. These include:

•	Rights given to Clear Light Ventures Limited in connection with the Everbright Loan, including the right to block dispositions of Investments and distribution of cash by OPI to its shareholders, as well as the right to acquire some of the SoFi shares from OPI. See “Debts and Warrant—The Everbright Loan” and “Debts and Warrant—The Everbright Warrant”.

•	Rights given to SoftBank in connection with the SoftBank Loan, including the right to any appreciation in value from some of the SoFi shares. See “Debts and Warrant—The SoftBank Loan”.

•	Rights given to Renren in connection with the Renren Note. See “Debts and Warrant—The Renren Note”.

•	Preferred shares in Renren Lianhe Holdings granted to Mr. Chen and Mr. Liu that give them a 30% surplus return from Investments other than SoFi shares, subject to a preferred return and other conditions. See “Priority of Payments”.

•	Rights given to SoftBank, Mr. Chen and Mr. Liu with regards to appointment of directors to the board of OPI. See “Directors, Senior Management and Employees—The Board of Directors”.

•	Rights given to SoftBank and DCM to permit them to withdraw their pro rata share of unpledged shares of SoFi from OPI at a time of their own choosing, subject to the terms of the Everbright Loan Documents, SoftBank Loan Documents and Renren Note Documents. See “Distribution Rights”.

•	Rights given to SoftBank and DCM to prevent the officers and the board of directors of OPI from taking certain enumerated actions. See “Reserved Matters”.

24

•	The award by OPI following the Private Placement of approximately 6.3 million restricted OPI Class A ordinary shares and options to acquire approximately 136.8 million OPI Class A ordinary shares. The grants correspond to the number of incentive share grants that the recipients hold in Renren. At the time of their issuance, the majority of the OPI share options will have exercise prices that are lower than the per share value of OPI, and the exercise prices will be further reduced as OPI makes distributions to shareholders. These OPI incentive grants, which do not impact the calculation of the amount of the Cash Dividend, could significantly dilute the future value of your OPI Shares. See “Directors, Senior Management and Employees—Share Incentive Plan”.

These rights were not considered in determining the OPI Value but they may reduce the value of the OPI Shares to shareholders who do not enjoy these rights. In addition, any exercise of DCM’s and SoftBank’s special distributions rights, pursuant to which they can withdraw their pro rata share of unpledged SoFi shares from OPI at a time of their own choosing, may result in immediate taxable income to U.S. taxpayers who have made a “QEF election” despite the absence of any corresponding distribution to them of cash or property (see “United States Federal Income Tax Consequences to U.S. Holders.”).

You should carefully read the terms of these rights as described in the Offering Circular and the texts of the actual agreements which are annexed to the Offering Circular to fully understand their potential impact on the value of the OPI Shares now and in the future. Your return from an investment in OPI may be deferred or substantially reduced below your expectations by the actions of creditors, other shareholders and employees of OPI.

The Everbright Loan will mature on October 22, 2018, and OPI does not have sufficient cash on hand to pay the principal and interest due on that date. If OPI cannot sell sufficient assets prior to October 22, 2018, and if the lender under the Everbright Loan does not agree to extend the maturity date, you may lose some or all of the value of your OPI Shares.

The Everbright Loan will mature on October 22, 2018, if it is not extended by mutual agreement between the lender and OPI. The aggregate amount of principal and interest due under the Everbright Loan on that date will be approximately US$70.8 million. Upon the completion of the Private Placement, OPI will have approximately US$35 million in cash, not including working capital held in cash by the ZenZone business. In order to avoid a default on the Everbright Loan, OPI must either sell assets before the maturity date or reach an agreement with the lender to extend the maturity date of the loan. Under the terms of the Everbright Loan, the lender and OPI may agree to extend the maturity date of the loan by an additional two years, but OPI does not have to power to extend the maturity date unilaterally without the agreement of the lender. While the Investments have been valued for purposes of establishing the OPI Value at a sum much larger than the amount of money that OPI would need to raise, the Investments are generally illiquid and Renren has not had success in finding buyers for the Investments at acceptable prices in the recent past. A failure by OPI to pay the amount due on the Everbright Loan at maturity would also constitute a default under the SoftBank Loan and the Renren Note, causing those obligations to accelerate and become payable immediately. If OPI declares bankruptcy or is forced into receivership by the lenders under any or all of these loans, the Investments may be sold at prices substantially below the value at which they were valued for purposes of establishing the OPI Value, and shareholders of OPI may get little or no return on their investment in OPI. To avoid bankruptcy, OPI may have to sell some of the Investments (particularly its holdings of SoFi shares) prior to October 22, 2018, at prices which Renren previously considered unacceptable, which may substantially reduce the value of OPI and the return on an investment in OPI Shares.

25

The OPI Value was established by the Special Committee for the purpose of determining the Cash Dividend amount; the OPI Value may prove not to be reflective of the value of OPI and its assets and there are a range of values at which the Cash Dividend could be determined to be fair from a financial point of view.

The Special Committee obtained the fairness opinion from its financial advisor, Duff & Phelps, to assist it in determining whether the Cash Dividend to be received in the Transaction by the Renren shareholders and ADS holders (other than the Eligible Shareholders who waive the Cash Dividend and elect to receive shares of OPI in the Private Placement) is fair from a financial point of view to such holders. No determination has been or will be made with respect to the fairness of the Transaction to Eligible Shareholders who elect to receive OPI Shares in the Private Placement.

The Transaction is complex and there are a range of values at which the Cash Dividend could be determined to be fair from a financial point of view to those Renren shareholders and ADS holders receiving the Cash Dividend. In addition, there are a number of legal and other non-economic factors influencing the Special Committee’s decision to proceed with the Transaction and the determination that the Transaction is fair, including (1) the need for Renren to avoid the delisting of its ADSs from the NYSE if it is determined to be an investment company, (2) the lack of what the Special Committee believed to be reasonably viable alternatives to the Transaction, (3) the consent or cooperation required from various parties (including SoftBank, Clear Light Ventures Limited and DCM) to effect the Transaction and (4) liquidity limitations on Renren’s ability to fund the Cash Dividend. See “Background and Fairness.” In addition, valuations of this type are subject to numerous assumptions, limitations and uncertainties. See “Valuation.” The historical book values recorded by Renren for its interests in the 44 Portfolio Companies, the 6 Funds and the ZenZone business, each being acquired by OPI as part of the Separation, are not necessarily indicative of their fair value. With the exception of three Portfolio Companies, neither the Portfolio Companies nor the Funds are listed or traded on any stock exchange. In addition, Renren and the Special Committee have limited access to information regarding the financial results, future prospects and financial projections by which the Portfolio Companies (including SoFi) and the Funds could be analyzed. Accordingly, the Special Committee’s determination of the OPI Value, as well as the financial advisor’s valuation methodologies and analyses relating to the Portfolio Companies and the Funds underlying its fairness opinion, relied significantly on a review of historic valuations, as opposed to typical intrinsic valuation methodologies that employ forward looking information or company-specific historical financial metrics. In addition, the Investments and the ZenZone business and their related values and success are subject to numerous risks outlined below. As a result, any of these factors individually or in the aggregate could cause the aggregate and individual fair values of the Investments to vary materially.

26

A significant proportion of the value of OPI’s assets is comprised of shares of one company, SoFi.

OPI’s holdings of SoFi shares include 259,348 common shares and 34,464,634 preferred shares representing approximately 14.8% of SoFi’s outstanding shares as of December 31, 2017. These shares comprise a significant portion of the value of OPI. See “Valuation.” The value of your shareholdings in OPI will be significantly affected by any events that affect the value of SoFi, including the performance of SoFi and the performance of other companies in SoFi’s industry.

SoFi’s co-founder and chief executive officer Michael Cagney stepped down in 2017 to pursue other opportunities. Anthony Noto became SoFi’s new chief executive officer effective March 1, 2018. The negative publicity associated with allegations against Mr. Cagney may affect SoFi’s corporate image and reputation among its customers, which may lead to a reduction of SoFi’s revenues and operating results. In addition, the change of chief executive officer may shift important company policies and affect day-to-day management of operating businesses. These changes may have a significant impact on the value of SoFi shares and as a consequence, the value of your OPI Shares.

SoFi is a privately held company. Although Renren successfully sold 5,719,986 shares of SoFi for approximately US$91.9 million in net proceeds in a private tender offer in April 2017, no public market exists for SoFi shares. Renren was not able to sell additional SoFi shares at the tender offer price and there is no guarantee that OPI will be able to sell the SoFi shares in the future at the tender offer price or above.

SoFi is not subject to the periodic reporting or other informational requirements of the Exchange Act. As a shareholder of OPI you will not have the rights to obtain information from SoFi that a shareholder of SoFi would have. If SoFi’s financial or operating results do not meet investor expectations, or if other companies in SoFi’s industry announce disappointing financial or operating results, or if SoFi encounters any unexpected legal or regulatory difficulties, then the value of your shareholding in OPI may be materially adversely affected.

OPI must repay its creditors before it can distribute cash to its shareholders, and the special distribution rights granted to SoftBank and DCM shift some of the risk disproportionately onto the other shareholders of OPI.

Upon the closing of the Transaction, OPI and its subsidiaries will owe approximately US$218 million in principal and accrued interest for the Everbright Loan, the SoftBank Loan and the Renren Note. Any cash realized from OPI’s Investments must be used to fully repay all three loans before any cash may be distributed to shareholders of OPI (except as described in “Distribution Rights” elsewhere in this Offering Circular). Furthermore, each of these loans imposes a variety of restrictions on how OPI can manage its assets. For example, as long as the Everbright Loan is outstanding, OPI may not sell any of its Investments without the consent of Clear Light Ventures Limited unless the proceeds from the sale are sufficient to repay, and are used to repay, the Everbright Loan. Therefore, with the exception of SoFi shares that are distributed to DCM and SoftBank (or the cash proceeds thereof) pursuant to their special distribution rights, the assets of OPI will remain in OPI as collateral for or be used to satisfy the outstanding loans until the loans are paid off in their entirety. In addition, under these debt documents, OPI has promised to monetize its shares of SoFi as early as possible to repay the loans, which may limit its ability to maximize the return on its investment in the SoFi shares.

27

If the value of the SoFi shares falls, OPI may have to pledge additional SoFi shares to secure the Everbright Loan, and the number of SoFi shares that must be sold to repay those debts may exceed the number that was used in calculating the number of shares that was distributed to DCM and SoftBank pursuant to their special dividend rights. Because DCM and SoftBank are not obligated to return any of the shares of SoFi that are distributed to them, or otherwise compensate OPI, the economic loss from a decline in the value of SoFi will fall disproportionately upon the other shareholders of OPI.

SoftBank will receive any gain from a portion of OPI’s shares of SoFi as consideration for the SoftBank Loan.

The principal amount of the SoftBank Loan will be US$60 million. Under the terms of the SoftBank Loan, OPI has agreed to pay to SoftBank any future increase in the value of SoFi shares in respect of shares deemed to have a value equal to the initial principal amount of the SoftBank Loan on the Share Delivery Date. In other words, SoftBank will benefit from any appreciation on approximately 3,491,580 shares of SoFi that are held by OPI as if it had purchased those shares from OPI on the Share Delivery Date, and you will not benefit from that appreciation, if any. However, a reduction in the value of the SoFi shares does not reduce the principal or interest amounts due under the SoftBank Loan.

OPI’s investments may be risky, and you could lose all or part of your investment.

A large proportion of OPI’s assets consist of equity securities in 44 Portfolio Companies. With only two exceptions, none of the Portfolio Companies is listed or traded on any stock exchange and for the most part their shares are highly illiquid. Subject to DCM’s and SoftBank’s special distribution rights with respect to those SoFi shares that OPI has not pledged, OPI plans to hold these equity securities until there is an opportunity to dispose of them at an attractive price, for example after the Portfolio Company has completed an initial public offering or when the Portfolio Company is acquired by another company. However, such an opportunity may not present itself. Many privately held companies go out of business without ever completing an initial public offering, and many of them are sold at unattractive valuations or simply wound up when their business fails to develop. OPI also has an aggregate of approximately US$10.5 million invested in its 6 Funds which themselves are illiquid investments in relatively risky assets, and these Funds may not generate positive returns. Accordingly, an investment in OPI may present greater risk than an investment in an investment company that invests in publicly traded securities.

28

OPI’s investments are highly concentrated in social networking and internet finance, particularly in China and the United States.

The Portfolio Companies comprise a large proportion of OPI’s assets. Renren invested in these companies at least in part due to potential synergies they offer with Renren’s own social networking, internet finance and other operating businesses, and not solely or even primarily for the sake of generating financial returns from those investments. The Portfolio Companies are themselves concentrated to a large degree in social networking and internet financing, and particularly in businesses that combine social networking with internet financing. A downturn in these industries or sectors would have a larger impact on OPI than it would on an investment company whose investments are diversified into more industries or sectors of the economy. In addition, most of the Portfolio Companies do business in either China or the United States, and a downturn in the economy of either or both of these countries could have a disproportionate effect on the value of the Investments. Accordingly, an investment in OPI may present greater risk than an investment in a diversified investment company.

A large proportion of OPI’s assets consist of equity securities for which market quotations are not readily available, and as a result there is uncertainty regarding the value of its investments.

With two exceptions, the Investments are not listed or traded on any stock exchange. The book values for each Investment set forth in “Selected Financial Information for the Investments” were derived from the unaudited consolidated balance sheet data of Renren. Due to the inherent uncertainty of determining the fair value of investments that do not have a readily available market value, the fair value of the Investments may differ significantly from the values that would have been used had a readily available market value existed for them, and the differences could be material.

Because the Cash Dividend is calculated without regard for dilution to shareholding in OPI by the issuance of share incentive grants under OPI’s share incentive plan, you will experience immediate and substantial dilution if you validly accept the Offer and receive ordinary shares of OPI in the Private Placement.

Before the Share Delivery Date, OPI’s board of directors will approve a share incentive plan for directors, officers, employees and consultants of OPI and Renren (the “Share Incentive Plan”). The maximum number of grants permitted to be made under the Share Incentive Plan will be 136,786,121 share options and 6,284,763 restricted shares. OPI will grant all of these share options and restricted shares immediately upon the adoption of the Share Incentive Plan, on or before the Share Delivery Date. The form of OPI Share Incentive Plan is attached to this Offering Circular as Annex Q.

The Cash Dividend payable per Renren ordinary share will be equal to the OPI Value divided by the total number of OPI Shares issued to Eligible Shareholders in the Private Placement. Because the denominator in this calculation only includes ordinary shares of OPI that are outstanding upon the closing of the Private Placement and does not include the grants that will be made under the Share Incentive Plan, the dilution to shareholders of OPI from the incentive share grants only affects the Eligible Shareholders of Renren who validly accept the Offer and receive ordinary shares of OPI and does not affect the amount of the Cash Dividend to be received by shareholders of Renren who do not accept the Offer.

29

At the time of their issuance, the majority of the OPI share options will have exercise prices that are lower than the per share value of OPI. Furthermore, each time that OPI distributes cash or other assets to its shareholders, other than pursuant to DCM’s and SoftBank’s right to early distributions of SoFi shares in kind, the exercise price on each outstanding OPI share option (whether vested or unvested) will be reduced on a per share basis by the per share amount of value distributed until the exercise price has reached zero. Therefore, while outstanding OPI share options will not reduce the amount of cash or other assets distributed to shareholders of OPI, the amount of cash that OPI will receive upon the eventual exercise of the share options will decrease, which will affect the value of your ordinary shares in a commensurate fashion.

OPI’s executive officers do not have experience managing an investment fund, and they also have full-time commitments as executive officers of Renren.

OPI’s chief executive officer, Mr. Chen, its chief operating officer, Mr. Liu, and its chief financial officer, Mr. Thomas Jintao Ren, each hold a corresponding position at Renren. While they were involved in overseeing Renren’s investments, including the evaluation and selection of the Investments which are now held by OPI, they have no experience operating an investment fund. The challenges of managing an investment fund differ in many ways from the challenges of managing an operating company. You may disagree with how the management of OPI chooses to manage the Investments, but under OPI’s articles of association, the board of directors of OPI will consist of one appointee of Mr. Chen, one appointee of Mr. Liu and one appointee of SoftBank, and the remaining shareholders will have no say in investment decisions or management decisions. In addition, each of Mr. Chen, Mr. Liu and Mr. Ren will continue to carry out his responsibilities as an executive officer at Renren, which may detract from the time and attention that they may devote to the management of OPI.

Risks Relating to ZenZone’s Business

OPI may use returns from the Investments to subsidize losses in the ZenZone business.

ZenZone has incurred net losses since 2016. ZenZone incurred net losses of US$0.1 million in 2016 and US$1.4 million in 2017, and the ZenZone business may never regain profitability. OPI intends to continue to operate the ZenZone business and has no intention to discontinue or dispose of it. Pursuant to the OPI Shareholders Agreement, the parties agree that, for at least the first six years after the Share Delivery Date, the ZenZone business will not be substantially reduced and will be maintained and actively operated by a qualifying subsidiary of Beijing Zhenzhong Interactive Information Technology Co., Ltd. (“Beijing Zhenzhong”). If the ZenZone business is not successful, OPI may need to use its working capital or returns on the Investments to keep ZenZone in operation.

ZenZone has a limited operating history and faces significant competition in its business. If it fails to compete effectively, OPI’s business, prospects and results of operations may be materially and adversely affected.

ZenZone has a limited operating history. ZenZone’s advertising agency business was only launched in 2004, and it operated as part of the internet marketing department of Renren up through December 2014. This makes it difficult to effectively assess its future prospects or forecast its future results. You should consider ZenZone’s business and prospects in light of the risks, challenges and competition that it faces in its industry. The advertising agency industry in China is fragmented and highly competitive. ZenZone’s principal competitors include other online advertising agencies, such as Hylink, Tensyn and Linksus Digiwork Marketing, as well as traditional advertising agencies, such as Ogilvy & Mather, Grey Group China and Leagas Delaney. Some of ZenZone’s competitors have longer operating histories and significantly greater financial, technical, and marketing resources and greater brand recognition than it does. Furthermore, due to restrictions under OPI’s debt documents and the OPI Shareholder Agreement, ZenZone may lack the financial resources it needs to be successful, which could ultimately have a material adverse effect on OPI’s growth and financial condition.

30

The resignation of the chief executive officer of Beijing Zhenzhong may impair the growth prospects and performance of the ZenZone business.

The chief executive officer of Beijing Zhenzhong has announced his decision to resign from his responsibilities at Beijing Zhenzhong and Renren, and OPI will appoint an interim chief executive officer of Beijing Zhenzhong until a new appointment can be made. If OPI is unable to find a suitably qualified replacement, the ZenZone business may be unable to execute its business strategy effectively and its growth prospects and performance may be impaired.

Risks Relating to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on OPI’s business and investments.

Substantially all of ZenZone’s operations and many of the Investments are located in China. Accordingly, OPI’s financial condition and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. Furthermore, while the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on OPI’s business and investments.

Uncertainties with respect to the PRC legal system could adversely affect the Investments.

New laws and regulations in China since 1979 have significantly enhanced the protections afforded to various forms of foreign investments, but these protections may still be less comprehensive than the corresponding protections in many other countries. In addition, the interpretation and enforcement of these laws and regulations involve uncertainties. A significant proportion of the Investments consists of shares in companies that are organized or have substantially all of their operations in China. Since PRC administrative and judicial authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection that investors such as OPI enjoy. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. These uncertainties may affect OPI’s ability to enforce its contractual rights.

31

Fluctuations in exchange rates could have a material and adverse effect on the value of the Investments.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China's foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. ZenZone and many of the Portfolio Companies are located in China, and changes in the value of the Renminbi may have a material and adverse effect on their value as measured in U.S. dollars.

Risks Relating to OPI’s Structure

There will be no public market for OPI’s ordinary shares, and its ordinary shares will be subject to restrictions on transfer.

There is no public market for the OPI Shares, and there is no expectation that a liquid public market could develop for the OPI Shares. The articles of association of OPI limit shareholding to “qualified purchasers” as such term is defined under the Investment Company Act. If you wish to sell your OPI Shares in a privately negotiated transaction, the purchaser must demonstrate to OPI’s satisfaction that the purchaser is a “qualified purchaser” and an accredited investor. In addition, the articles of association of OPI restrict transfers that would cause OPI to be subject to registration under the Exchange Act. The absence of a liquid public market and the limitations on potential shareholders may make it difficult for you to find a purchaser for your OPI Shares.

Three shareholders of OPI have the power to nominate the directors on the board of directors, and other shareholders will have no power to change the composition of the board of directors.

Mr. Joseph Chen, Mr. James Jian Liu and SoftBank each have the right to nominate one director to the board of directors of OPI. Mr. Chen has the right to nominate one director to the board of directors, and he is considered to have exercised this right to appoint himself as the initial director. Mr. Liu has the right to nominate one director to the board of directors of OPI for so long as he remains an officer of OPI. SoftBank has the right to nominate one director to the board of directors of OPI for so long as it holds any shares of OPI. Furthermore, SoftBank is entitled to remove the elected directors nominated by Mr. Chen and Mr. Liu from the board, and to remove Mr. Chen and Mr. Liu from any management positions of OPI and/or its subsidiaries, and nominate replacements of its choice upon the occurrence of certain disabling conduct. See “Description of the OPI Shares—Removal of Directors” for more information. Other shareholders of OPI will have no power to change the composition of the board of directors of OPI, and as a consequence, their ability to influence the management and policies of OPI will be very limited.

32

OPI’s two largest shareholders will control more than two-thirds of the voting power of OPI’s ordinary shares, which will give them the power to revise its articles of association.

Following the Private Placement, we expect that

•	Mr. Joseph Chen will hold between 47.7% and 49.9% of the ordinary shares of OPI by vote and between 26.4% and 33.4% by number of shares, not including ordinary shares that he may have the right to acquire through share incentive grants, and

•	SoftBank will hold between 42.9% and 46.1% of the ordinary shares of OPI by vote and between 39.2% and 49.4% by number of shares,

in each case depending on how many other shareholders of Renren choose to accept the Offer. These two shareholders have the power to appoint two of the three members of OPI’s board of directors, and if they vote together, they have to power to revise OPI’s articles of association at any time.

If the PRC government finds that the agreements that establish the structure for holding the majority of OPI’s investments in China do not comply with PRC governmental restrictions on foreign investment in certain businesses, or if these regulations or the interpretation of existing regulations change in the future, OPI could be subject to severe penalties or be forced to relinquish its interests in those investments.

Current PRC laws and regulations place certain restrictions on foreign ownership of companies that engage in certain specified types of businesses, including certain types of internet businesses as well as types of financial and banking related services.

OPI holds many of its investments in China through a set of contractual arrangements between its wholly-owned PRC subsidiary, Qianxiang Lianhe Technology Development (Beijing) Co., Ltd., or Qianxiang Lianhe, and its consolidated affiliated entity, Beijing Qianxiang Yixin Technology Development Co., Ltd., or Qianxiang Yixin, and Qianxiang Yixin’s shareholders. Qianxiang Yixin’s wholly-owned subsidiaries include, or Beijing Zhenzhong, which operates OPI’s ZenZone business.

OPI’s contractual arrangements with Qianxiang Yixin and its shareholders enable it to exercise effective control over Qianxiang Yixin and its subsidiaries, and hence OPI treats Beijing Zhenzhong as its consolidated affiliated entity and consolidates the ZenZone operation results.

33

However, as there are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, there is no assurance that the PRC government would agree that the above contractual arrangements comply with PRC licensing, registration or other regulatory requirements, with existing policies or with requirements or policies that may be adopted in the future. If the PRC government determines that OPI does not comply with applicable laws and regulations, it could revoke the operating licenses of Beijing Zhenzhong or impose additional conditions or requirements on OPI with which it may not be able to comply unless it disposes of certain of its investments in PRC.

ZenZone’s ability to raise funds or conduct an initial public offering may be limited by U.S. tax considerations.

We expect to receive an opinion from Skadden that the transfer of shares pursuant to this Offer should qualify as a tax-free distribution under Section 355 of the U.S. Internal Revenue Code. See “United States Federal Income Tax Consequences to U.S. Holders.” In order to preserve this treatment, OPI has agreed in the Separation and Distribution Agreement not to sell, distribute or otherwise dispose of the ZenZone business for a period of six years after the Share Delivery Date. The form of Separation and Distribution Agreement is included as Annex E to this Offering Circular. OPI does not intend to sell or otherwise dispose of the ZenZone business at any time in the foreseeable future. Consequently, OPI will not have complete freedom to sell ZenZone to other parties, even if OPI receives a favorable offer for it. OPI’s ability to offer shares in ZenZone to private or public investors, including in an initial public offering of ZenZone, will be limited by OPI’s obligations under the Separation and Distribution Agreement. Therefore, OPI may be unable to realize as high a rate of return on its ZenZone shares as it would if it were not subject to these restrictions.

Risks Relating to U.S. Federal Income Taxation

OPI is expected to be treated as passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders who do not make a qualified electing fund election.

OPI is expected to be treated as a PFIC for the tax year that includes the Share Delivery Date. As a result, OPI Shares received by U.S. Holders pursuant to the Offer generally will continue to be treated as PFIC stock for all succeeding years during which the U.S. Holder holds such OPI Shares, unless the U.S. Holder makes a QEF election for the first taxable year in which the U.S. Holder owns OPI Shares and in which OPI is classified as a PFIC. A U.S. Holder who makes a QEF election generally must report on a current basis its share of the OPI’s net capital gain and ordinary earnings for any tax year in which OPI is a PFIC, whether or not OPI makes distributions to its shareholders. Such net capital gain may include a U.S. Holder’s proportionate share, determined based on its relative shareholding in OPI, of gain realized by OPI as result of an in-kind distribution of OPI’s equity securities in SoFi, even if such distribution is not made to the U.S. Holder, which could be substantial given that OPI’s tax basis in such equity securities for U.S. federal income tax purposes should generally be determined by reference to Renren’s tax basis in such securities prior to the Transaction. Such distributions are expected to occur shortly after the Share Delivery Date as a result of DCM’s right to request that OPI make an in-kind distribution of SoFi shares to it after such date. Similarly, at any time after the Everbright Loan has been repaid in full, SoftBank has a right to request that OPI make an in-kind distribution of SoFi shares to it. See “Distribution Rights.”

34

Absent a QEF election, U.S. Holders would generally be subject to the same penalizing PFIC rules that currently apply to their Renren ADSs or ordinary shares. These rules, which will apply regardless of whether OPI remains a PFIC, would penalize U.S. Holders on (i) any “excess distribution” by OPI (which generally would include any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its Renren ADSs or ordinary shares) and (ii) any gain realized on the sale or other direct or indirect disposition, including a pledge, of shares of OPI.

For further information concerning PFIC rules, see “United States Federal Income Tax Consequences to U.S. Holders—Passive Foreign Investment Company Considerations.”

The Cash Dividend and potentially the receipt of OPI Shares could result in significant tax liability to U.S. Holders.

As a result of Renren’s expected classification as a PFIC, U.S. Holders who do not waive the Cash Dividend may be subject to an additional penalizing tax on certain United States federal income taxes deemed deferred to the extent their receipt of the Cash Dividend is treated as an “excess distribution” under the PFIC rules (for example, if the Cash Dividend is greater than 125% of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for its Renren ADSs or ordinary shares). The additional tax is generally equivalent to an interest charge on United States federal income taxes that are deemed due during the period the U.S. Holder owned the Renren ADSs or ordinary shares, computed by assuming that the excess distribution was taxed in equal portions at the highest applicable tax rate throughout the holder’s period of ownership. In addition, if Renren is classified as a PFIC, the Cash Dividend will not be eligible for the special reduced tax rate available to individuals on “qualified dividend income.”

In connection with the Private Placement, Renren expects to receive an opinion from Skadden, on the basis of current law and factual representations and assumptions, as well as certain undertakings made by Renren and OPI, to the effect that the transfer of OPI Shares pursuant to the Private Placement should qualify as a tax-free distribution under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”). However, no assurance can be given that the IRS will not challenge the conclusions reflected herein or in the opinion. If the IRS were to prevail in such a challenge, the tax consequences to U.S. Holders on the receipt of OPI Shares pursuant to the Offer could be significant. The assumptions, representations and undertakings on which the opinion will be based are expected to relate to, among other things, Renren’s business reasons for pursuing the Transaction, the conduct of specified business activities by Renren and OPI, and the current plans and intentions of Renren and OPI to continue conducting those business activities and not to materially modify their ownership or capital structure following the Share Delivery Date. If any of those representations or assumptions is incorrect or untrue in any material respect, or any of those undertakings is not complied with, or if the facts upon which the opinion is based are materially different from the facts that prevail on the Share Delivery Date, the conclusions reached in the opinion could be adversely affected.

35

If the transfer of OPI Shares pursuant to the Private Placement does not qualify as a tax-free distribution, it would be treated as a taxable distribution to U.S. Holders in an amount equal to the fair market value of OPI Shares received. Such distribution could be subject to the PFIC “excess distribution” regime. See “United States Federal Income Tax Consequences to U.S. Holders.”

The United States federal income tax consequences of the Cash Dividend and the transfer of OPI Shares pursuant to the Private Placement are complicated and depend on your individual situation. You should consult your own tax advisor as to the specific tax consequences of the Cash Dividend and the Private Placement to you, including the effect of any U.S. federal, state or local or non-U.S. tax laws and of any changes in applicable tax laws. For further information concerning the United States federal income tax consequences of Cash Dividend and the Private Placement, see “United States Federal Income Tax Consequences to U.S. Holders.”

36

Assets and Liabilities

Upon the closing of the Transaction, OPI will have three principal types of assets:

•	Cash and cash equivalents of US$35 million, exclusive of cash held by Beijing Zhenzhong;

•	The ZenZone business; and

•	The Investments, which include shares (and in some cases convertible debt) in the Portfolio Companies and investments in the Funds.

For the balance sheet of Beijing Zhenzhong (which holds the ZenZone business) as of December 31, 2017, see “Selected Financial Information of the ZenZone Business.”

For a list of the Investments and their book value as of December 31, 2017, see “Selected Financial Information for the Investments.”

Upon the closing of the Transaction, OPI will have debts to three parties, namely Clear Light Ventures Limited, SoftBank and Renren, as well as a warrant outstanding to one party, namely Clear Light Ventures Limited. For more information see “Debts and Warrant.”

For a discussion of the value of OPI, see “Valuation.”

37

Corporate Structure

The following diagram illustrates the principal entities in OPI’s corporate structure and its principal shareholders immediately after the completion of the Transaction:

The percentage of OPI to be held by each shareholder will depend on the number of ordinary shares of Renren held by Eligible Shareholders who validly accept the Offer and will not be known until after the Acceptance Deadline has passed. The shareholding percentages in the Investments in the offshore portfolio and the onshore portfolio vary depending upon the Portfolio Company or Fund in question. See “Selected Financial Information for the Investments.”

38

Contractual Arrangements with OPI’s Consolidated Affiliated Entity

PRC laws and regulations currently restrict foreign ownership of entities that conduct certain specified types of businesses, including operating certain types of internet businesses as well as providing certain types of financial and banking related services in China. To comply with these foreign ownership restrictions, OPI’s wholly-owned subsidiary Qianxiang Lianhe has entered into a set of contractual arrangements with Qianxiang Yixin and its shareholders, which enable OPI to:

•	exercise effective control over Qianxiang Yixin and its subsidiaries through powers of attorney and a business operations agreement;

•	receive substantially all of the economic benefits of Qianxiang Yixin and its subsidiaries in the form of service and license fees in consideration for the technical services provided, and the intellectual property rights licensed, by Qianxiang Lianhe; and

•	have an exclusive option to purchase all of the equity interests in Qianxiang Yixin when and to the extent permitted under PRC laws, regulations and legal procedures.

Qianxiang Yixin is 99% owned by Ms. Jing Yang, who is the wife of Mr. Joseph Chen, OPI’s chairman and chief executive officer, and 1% owned by Mr. James Jian Liu, OPI’s chief operating officer. Both Ms. Yang and Mr. Liu are PRC citizens.

Beijing Zhenzhong is a wholly-owned subsidiary of Qianxiang Yixin and the operator of the ZenZone business.

Qianxiang Yixin also holds all of the Investments that are incorporated or organized in the PRC, either directly or through two wholly-owned subsidiaries, Beijing Qianxiang Wanxin Technology Development Co., Ltd. and Tianjin Zhenzhong Interactive Information Technology Co., Ltd.

39

Business

Overview

OPI was incorporated in the Cayman Islands on September 14, 2017, as a direct wholly-owned subsidiary of Renren, to serve as the vehicle for the disposition of the Investments and the ZenZone business.

ZenZone is an online advertising agency focusing on youth marketing in China. See “—ZenZone” below for a description of ZenZone’s history, operations and management and “Selected Financial Information of the ZenZone Business” in this Offering Circular for information about ZenZone’s financial performance and condition.

OPI holds investments in 44 Portfolio Companies and 6 Funds. We refer to the Portfolio Companies and the Funds collectively as the Investments. See “—The Investments” below for a description of the most significant Portfolio Companies and “Selected Financial Information for the Investments” for a complete list of the Investments and their book values. For a discussion of a range of potential fair values for OPI’s SoFi holdings and the other Investments, see “Valuation.”

Upon the closing of the Transaction, OPI will have cash and cash equivalents of US$35 million (exclusive of cash held by ZenZone) and will owe approximately US$218 million in principal and accrued interest for the Everbright Loan, the SoftBank Loan and the Renren Note. See “Debts and Warrant”.

As part of its Separation and Distribution Agreement with Renren, OPI has promised not to sell, distribute or otherwise dispose of the ZenZone business for a period of six years after the Share Delivery Date. The form of Separation and Distribution Agreement is included as Annex E to this Offering Circular. OPI does not intend to sell or otherwise dispose of the ZenZone business at any time in the foreseeable future.

OPI has no plans to use returns on Investments to fund the growth or operations of the ZenZone business, though returns on Investments would be available to meet any liabilities of the ZenZone business as necessary. OPI expects to fund the ZenZone business through a combination of OPI’s working capital, ZenZone’s own revenue and new third-party investments.

Investments. OPI will attempt to dispose of all of the Investments over an extended period of time in a way that is consistent with maximizing the returns to its shareholders. However, OPI intends to dispose of its holdings of SoFi shares as soon as possible to achieve maximum profit for the shareholders of OPI, in accordance with the terms of the OPI Shareholders Agreement.

40

The Investments include shares (or the right to acquire shares) in 44 Portfolio Companies. None of the Portfolio Companies have a long history of business operations. Some of them have not yet begun to generate revenues. Many of them do not have an established track record of revenue growth or positive earnings. One of the Portfolio Companies is listed on the National Equities Exchange and Quotations System in China, and one is listed on the Tokyo Stock Exchange in Japan, but there is no established market for buying and selling shares of any of the other Portfolio Companies. OPI may seek to sell its shares in some of the Portfolio Companies in privately negotiated transactions. However, if OPI cannot find buyers at prices that OPI believes fairly reflect the future growth prospects of the Portfolio Companies, OPI may hold its shares in those companies in anticipation of their eventually conducting an initial public offering and becoming listed companies. In the event that they are successful, OPI may sell some of its shares in the initial public offering, depending on market conditions, or it may wait for a market in those shares to develop after the initial public offering. Some Portfolio Companies may be acquired by other companies, in which case OPI would receive the consideration that is offered by the acquiror, which may be in the form of cash or other assets, including shares of the acquiror.

Some Portfolio Companies may never become successful and may go out of business without OPI having realized anything on its investment in them. Even where Portfolio Companies are relatively successful in building their businesses, it still may take a number of years before OPI is able to realize a return on its investments in those Portfolio Companies. Other than the investment in SoFi, OPI intends to take a relatively long-term and patient approach to its management of the investments in the Portfolio Companies and not to dispose of them prematurely if it believes that they have long-term potential.

The Investments also include limited partnership interests in six Funds. OPI does not have a right to demand a return of its investments from the Funds except in accordance with the limited partnership agreement or other applicable contractual document. The Funds have terms of five to twelve years and have scheduled termination dates ranging from 2019 to 2027. OPI intends to hold its interests in the Funds until their scheduled termination and does not expect to seek an early exit from them.

OPI has outstanding capital commitments to some of the Funds, and in addition, it may use some of its cash to make additional investments in its Portfolio Companies, whether to increase its shareholding interest or to offset dilution of its shareholding interest. OPI may also make loans to some of its Portfolio Companies. All such investments, however, are subject to restrictions under the Everbright Loan Documents, the SoftBank Loan Documents and the Renren Note Documents, and the aggregate of such capital commitments and additional investments is limited to US$5 million pursuant to the OPI Shareholders Agreement.

The acquisition, disposition or restructuring of assets, including the Investments, is subject to a board approval requirement until such time as OPI has completely disposed of the SoFi investment. See “Reserved Matters”.

Subject to the rights of DCM and SoftBank described below, when OPI disposes of shares in Portfolio Companies or receives a return of capital and/or distribution of profits from Funds, it must use the proceeds to pay the Everbright Loan, the SoftBank Loan and the Renren Note, in that order. See “Debts and Warrant” and “Priority of Payments”. After these three debts have been completely repaid, OPI plans to distribute cash to its shareholders in the form of dividends, subject to OPI’s own cash needs (current and projected) at that time. As described above, OPI has no plans to make additional investments in funds or to make new investments in companies that are not among OPI’s current Portfolio Companies. Furthermore, OPI has no plans to use returns on Investments to fund the growth or operations of the ZenZone business. However, the board of directors of OPI has complete discretion to use any cash for any purposes allowed under OPI’s articles of association, which may include making new investments or supporting or expanding the operations of the ZenZone business.

41

While OPI will normally hold Investments until it can realize cash from them, it may choose to distribute Investments to its shareholders pro rata in the form of a dividend, particularly in the case of assets that are relatively liquid, such as shares in Portfolio Companies that have completed their initial public offering and are listed on a stock exchange.

Relationship with Renren

Following the completion of the Transaction, Renren will no longer hold any shares of OPI. OPI will be wholly owned by purchasers in the Private Placement, including the Eligible Shareholders who have made the Contractual Commitment prior to the Transaction.

Immediately following the completion of the Transaction, Renren and OPI will have the same chief executive officer (Mr. Chen), the same chief operating officer (Mr. Liu) and the same chief financial officer (Mr. Thomas Jintao Ren). Certain members of Renren’s financial and legal staff will provide services to OPI under the services agreement (the “Services Agreement”) described below. The employees of OPI who manage the Investments and the officers and employees of Beijing Zhenzhong will cease to be employees of Renren following the completion of the Transaction.

Renren and OPI will enter into a Services Agreement, pursuant to which Renren will continue to provide the following services to OPI after the Separation:

•	Operational support services, including but not limited to services with respect to the operation of sales and marketing, product development, customer service and general administration support services;

•	Administrative support services, including but not limited to secretarial support, event management, conference management, and other day-to-day office support services;

•	Legal support services, including but not limited to support services in respective of contract support services, risk control, compliance and other corporate legal matters;

•	Human resources support services, including but not limited to recruitment, employee service center, workforce support services, employee data management, payroll and other employment-related matters;

•	Accounting, internal control and internal audit support services; and

•	Provision of a non-exclusive license to software and technologies that either party reasonably identifies as reasonably necessary for recipient to operate its business in the ordinary course, but are owned by the provider, to use such software and technologies for the purpose of operating recipient’s business in the ordinary course.

42

The Services Agreement will have a term of one year. The services provided by Renren to OPI pursuant to the terms of the Services Agreement will be charged at market price on an arm’s-length basis.

Renren and OPI have also entered into a Separation and Distribution Agreement, which governs their relationship in the Transaction and in some respects after it. In particular, OPI releases Renren from all liabilities relating to OPI’s business and assets and from all liabilities arising from or in connection with the Separation and the Transaction, and similarly, Renren releases OPI from all liabilities relating to Renren’s remaining business and assets that have not been transferred to OPI and from all liabilities arising from or in connection with the Separation and the Transaction. In addition, OPI has undertaken for a period of six years after the Share Delivery Date not to sell, distribute, transfer or dispose of the ZenZone business, or substantially reduce the activities of that business, and to fund the ZenZone business to the extent necessary for the ZenZone business to remain solvent over that six-year period. The form of Separation and Distribution Agreement is included as Annex E to this Offering Circular.

In connection with the Contractual Commitments, Renren has made certain representations and warrantees to five of the seven Committed Shareholders and has agreed to indemnify three of them against certain risks.

ZenZone

Overview

ZenZone is an online advertising agency focusing on youth marketing in China. ZenZone has differentiated itself from traditional advertising agencies by adopting the concept of crowdsourcing in the advertising value chain, from audience insights and creative strategies to planning and execution, content generation and media publishing. ZenZone offers integrated marketing solutions for its clients by connecting brands with the young generation through its online platforms, including Fresh People, a crowdsourcing advertising platform with thousands of young advertising designers, and Youth Alliance, a youth marketing business coalition founded by Renren with other advertising agencies in 2014. In 2015, 2016 and 2017, ZenZone generated total revenues of US$10.0 million, US$5.0 million and US$5.1 million, respectively, including internet value-added services and advertising revenues, and had a net income of US$0.7 million, a net loss of US$0.1 million and a net loss of US$1.4 million, respectively.

Fresh People (新鲜人)

Fresh People is a crowdsourcing advertising platform where brand advertisers can connect with thousands of young advertising designers. Brand advertisers can initiate a bidding process for advertising campaigns or products on the platform, or sponsor advertising competitions on selected themes. Brand advertisers can also customize their marketing solutions by working with certain selected leading young advertising professionals on the platform. User-generated content from Fresh People includes graphic designs, videos and photographs, music and lyrics, copywriting, and marketing solutions.

43

As of December 31, 2017, over 20 campaigns had been completed on Fresh People, including a package design for Durex, a karaoke poster design for Harbin Beer, and an Adidas Original marketing campaign. As of December 31, 2017, over 2,000 users had submitted their creative content on Fresh People.

Youth Coalition (年轻盟)

Youth Coalition is a youth marketing business coalition founded by Renren with other advertising agencies in 2014. The members include AdMaster, AIESEC, Nielsen China and other advertising and marketing agencies in China. Youth Coalition has held annual youth marketing campaigns since 2014, conducted marketing research and published research reports on youth marketing in China. The goal of this coalition is to uncover trends in the younger generation and create synergy for brands in order to provide integrated marketing solutions targeting the young demographic in China.

Major Clients

Since its inception in 2014, ZenZone has helped to build some of the most recognizable brands for the young population in China. It has worked with major clients across various industries, including Mengniu, Kellogg’s, vivo, Huawei, Arawana, Coca Cola, L’Oréal and Yili. As of December 31, 2017, ZenZone had worked with approximately 30 brands in China.

Licenses and Permits

The approved business scope of Beijing Zhenzhong Interactive Information Technology Co., Ltd., the company operating the ZenZone business, includes the provision of internet information, internet advertising and advertising agency services. As part of its compliance process, ZenZone applied for a value-added telecommunication service license, commonly known as an ICP license, with the Beijing Communication Administration in late 2017. However, ZenZone was informed at that time that its business does not constitute value-added telecommunications services, and thus that it does not require an ICP license. ZenZone has not changed its business scope since then and will apply for an ICP license in future if its business scope expands to include value-added telecommunications services.

Competition

The advertising agency industry in China is fragmented and highly competitive. ZenZone primarily competes with other online advertising agencies, such as Hylink, Tensyn and Linksus Digiwork Marketing, as well as traditional advertising agencies in China, such as Ogilvy & Mather, Grey Group China and Leagas Delaney. In addition, ZenZone competes with large internet companies that provide advertising services, such as Tencent.

Corporate History

ZenZone is operated by Beijing Zhenzhong Interactive Information Technology Co., Ltd., which was incorporated in December 2014 and is a wholly-owned subsidiary of one of the consolidated affiliated entities of Renren. Prior to that, the advertising agency business that is now operated by ZenZone had been operated since 2004 by the internet marketing department of Renren.

44

Management and Employees

As of March 31, 2018, ZenZone had offices in Beijing, Shanghai and Guangzhou and had a total of 41 employees. The chief executive officer of Beijing Zhenzhong has announced his decision to resign from his responsibilities at Beijing Zhenzhong and Renren, and OPI will appoint an interim chief executive officer of Beijing Zhenzhong until a new appointment can be made.

The Investments

OPI’s most significant Investments are described below. For a list of all of the Investments, see “Selected Financial Information for the Investments,” and for a discussion of the range of fair value of Sofi and the other Investments as of April 23, 2018, see “Valuation.”

Social Finance, Inc. (“SoFi”) is a finance company that offers student loan refinancing, mortgages, mortgage loan refinancing, personal loans, parent loans and parent PLUS loan refinancing for borrowers as well as investment products and wealth management services for investors. SoFi was founded in 2011 and is based in San Francisco. The board of directors of SoFi includes David Chao, a co-founder and general partner of DCM and a member of Renren’s board of directors; David Thévenon, a partner at SoftBank Investment Advisers and SoftBank’s nominee for director of OPI; and Joseph Chen, Renren’s and OPI’s chairman and chief executive officer.

SoFi began its operations as a peer-to-peer lending platform focused on student loan refinancing. It matched students at elite colleges with funds raised from alumni. The government has historically been the largest provider of student loans in the United States, but it does not price discriminate based on the creditworthiness of the borrowers it serves. SoFi takes into account such factors as employment history, education background and financial history when extending credit. SoFi’s so-called “value capture model” incorporates a price discrimination method and its proprietary credit scoring algorithm, which is designed to attract creditworthy customers with lower interest rates. SoFi has now expanded its target customers beyond students to include young professionals in the early stage of their careers. It has also expanded its product offerings beyond student loans to mortgages, wealth management and life insurance.

SoFi has introduced the concept of social networking to its financing platform. SoFi provides a variety of personalized services to the borrowers on its platform, whom it refers to as “members,” such as career counseling and start-up mentoring. SoFi organizes social events to connect its members with each other and operates a user forum to assist members in ways that will help them to repay their loans, for example by sharing job opportunities for members.

SoFi does not charge an application or origination fee. SoFi generates revenues predominantly from the monthly repayments from students at the designated rate they were charged, and to a lesser extent, from fees charged to lenders on their platform. SoFi provides a user-friendly interface and a simple application process electronically on its platform. SoFi utilizes their its data analytics and algorithm to offer credit decisions in a shorter amount of time than traditional financial institutions. SoFi also offers a single platform to make repayments with the option to make them automatically.

45

SoFi’s co-founder and chief executive officer Michael Cagney stepped down in 2017 to pursue other opportunities. Anthony Noto became SoFi’s new chief executive officer effective March 1, 2018. The negative publicity associated with allegations against Mr. Cagney may affect SoFi’s corporate image and reputation among its customers, which may lead to a reduction of SoFi’s revenues and operating results. In addition, the change of chief executive officer may shift important company policies and affect day-to-day management of operating businesses.

OPI currently has the right to designate one director to SoFi’s board of directors. Mr. Joseph Chen, Renren’s and OPI’s chairman and chief executive officer, is a member of SoFi’s board of directors. In addition, both SoftBank and DCM are large shareholders of SoFi with directors nominees sitting on the board of directors of SoFi.

LendingHome Corporation (“LendingHome”) is a mortgage marketplace lender that was founded in 2013 and is based in San Francisco. LendingHome sources creditworthy real estate professionals looking for short-term mortgages of 12 months or less to be used for purchasing and rehabilitating residential real estate properties. These mortgages are backed by the underlying value of the properties that they fund. At the same time, LendingHome serves institutional and individual investors looking for access to high-yield real estate assets. LendingHome attracts investments from institutional investors including credit funds, private equity firms, hedge funds and university endowments. In 2016, LendingHome also launched an investor platform for individuals that gives accredited investors access to a marketplace with the same short-term, high-yield real estate assets that were previously only available to its institutional investors. LendingHome’s investor platform allows individuals to browse the marketplace and select individual investments to build their own portfolio, or set criteria and diversify automatically through an auto-invest feature. OPI currently has the right to designate one of LendingHome’s seven directors. Mr. Joseph Chen, Renren’s and OPI’s chairman and chief executive officer, is a member of LendingHome’s board of directors.

Loadstar Capital K.K. (“Loadstar”) was founded in March 2012 and successfully completed a listing on the Tokyo Stock Exchange in September 2017. In 2014, Loadstar launched OwnersBook, crowd funding platform focused on real estate investments in Japan. OwnersBook allows numerous individual investors to invest in real estate over the internet, even with relatively small amounts of money. A portion of the income from the residential properties, office buildings, and commercial facilities invested in is then returned as dividends. Loadstar opens up real estate investment, which had been regarded as a preserve of professionals and the wealthy, to ordinary people and investors in Japan. OwnersBook also provides social networking service functions, enabling close communication and sharing of information and experience among individual investors.

46

Eall Technology Limited and Eall (Tianjin) Network Technology Co., Ltd. (collectively, “Eall”) is the largest dedicated enterprise resource planning provider for real estate agencies in China, headquartered in Tianjin. Founded in 2004, Eall provides state-of-the-art verticalized solutions in information provision, data insights, ERP solution suites, systems integration, and other services to real estate companies. With IT services as its core, Eall is a scalable and comprehensive solutions provider for its partners across the entire real estate ecosystem, including developers, brokers, agents, sellers, and consumers. Eall Technology Limited completed a restructuring in 2016, transferring most of its operating business to a new onshore China entity, Eall (Tianjin) Network Technology Co., Ltd. Renren’s initial investment was in the offshore entity, Eall Technology Limited, prior to its restructuring. As of March 31, 2018, Renren holds a 20.4% equity interest in Eall. OPI currently has the right to designate one director to Eall Technology Limited’s board of directors. Mr. Joseph Chen, Renren’s and OPI’s chairman and chief executive officer, is a member of Eall Technology Limited’s board of directors.

Rise Companies Corp. (“Rise”) operates Fundrise, which is a direct-to-investor alternative investment model with a mission to deliver better overall, stable returns by using a vertically integrated web-based technology platform and new regulations to allow retail investors to invest in real estate. Rise has originated more than US$250 million in both equity and debt investments deployed across more than approximately US$1.4 billion of real estate property, while collecting and processing more than 230,000 investor dividends, distributions, investments and principal re-payments since it sponsored its first online investment in 2012. Rise files semi-annual reports with the SEC under Regulation A and these reports and other information may be found on the SEC’s Edgar system. OPI currently has the right to designate one director to Rise’s board of directors. Mr. Joseph Chen, Renren’s and OPI’s chairman and chief executive officer, is a member of Rise’s board of directors.

Omni Prime Inc. (“Omni Prime”) is a financial technology company in China that focuses on installment plan loan and micro loan services for young blue collar workers in China’s third- and fourth-tier cities who lack credit cards or sufficient credit. When a user of Omni Prime’s Paymax mobile phone app walks into a participating store, the app alerts both the user and the store salesperson about the availability of credit for that user for products in that store. The app is thus somewhat like having a virtual credit card loaded on a mobile phone that is keyed to participating stores and their products. Omni Prime was founded in 2014 and is headquartered in Shanghai. OPI currently has the right to designate one director to Omni Prime’s board of directors. Mr. Joseph Chen, Renren’s and OPI’s chairman and chief executive officer, is a member of Omni Prime’s board of directors.

Aspiration Partners LLC (“Aspiration”) is a socially conscious and eco-friendly online financial firm that offers retail banking and investing services in the United States. Aspiration trusts customers to pay what they think is fair, donates 10% of all its revenue to microloans and mentoring for low-income Americans, and makes it easy for customers to give to the charitable cause of their choice. Aspiration was founded in 2014 in Los Angeles, California.

Snowball Finance Inc. (“Snowball”) is an internet financial information service provider that is focused on investment solutions. Snowball’s investment and communication platform xueqiu.com provides investors with cross-market and cross-species data query, newsletter subscriptions, and interactive communication services. Snowball delivers business and market news, data, analysis and reports on bonds, trusts and funds in the U.S., Hong Kong, and Chinese finance markets. In addition, Snowball has developed a broker system that allows members to buy and sell stocks on its website and apps. Snowball was founded in 2010 and is headquartered in Beijing. OPI currently has the right to designate one director to Snowball’s board of directors. Mr. Joseph Chen, Renren’s and OPI’s chairman and chief executive officer, is a member of Snowball’s board of directors.

47

Selected Financial Information of the ZenZone Business

The following summary consolidated statement of operations data for the years ended December 31, 2015, 2016, and 2017, is derived from the unaudited consolidated statement of operations of Beijing Zhenzhong Interactive Information Technology Co., Ltd.

Summary Consolidated Statement of	Year ended December 31,
Operations Data	2015	2016	2017
	(US$ thousands)
Revenue:
Advertising	7,463	1,057	119
Others	2,510	3,895	4,987
Total revenue	9,973	4,952	5,106
Total cost of revenue	1,971	1,669	3,820
Gross profit	8,002	3,283	1,286
Operating expenses:
Selling and marketing	5,323	3,152	2,424
Research and development	—	1	18
General and administrative	922	315	332
Total operating expenses	6,245	3,468	2,774
Gain (loss) from operations	1,757	(185)	(1,488)
Other (loss) income	(104)	—	11
Interest income	22	84	38
Income (loss) before provision for income tax	1,675	(101)	(1,439)
Income tax expense	942	—	—
Net income (loss)	733	(101)	(1,439)

48

The following summary consolidated balance sheet data as of December 31, 2015, 2016 and 2017, is derived from the unaudited consolidated balance sheet of Beijing Zhenzhong Interactive Information Technology Co., Ltd.

	As of December 31,
Summary Consolidated Balance Sheet Data	2015	2016	2017
	(US$ thousands)
ASSETS
Cash and cash equivalents	3,656	3,954	2,955
Accounts receivable, net	2,600	1,434	162
Prepaid expenses and other current assets	760	84	1,469
Amounts due from related parties	252	214	1,298
Total current assets	7,268	5,686	5,884
Property and equipment, net	22	2	16
Other non-current assets	62	—	22
Total non-current assets	84	2	38
TOTAL ASSETS	7,352	5,688	5,922
LIABILITIES AND EQUITY (DEFICIT)
Accounts payable	1,094	283	951
Accrued expenses and other current liabilities	1,503	1,005	1,805
Amounts due to related parties	15	29	15
Deferred revenue and advance from customers	33	64	56
Income tax payable	929	867	925
Total current liabilities	3,574	2,248	3,752
TOTAL LIABILITIES	3,574	2,248	3,752
Additional paid-in capital	3,087	3,087	3,087
Accumulated earnings (deficit)	733	632	(807)
Cumulative translation adjustments	(42)	(279)	(110)
Total shareholder's equity (deficit)	3,778	3,440	2,170
TOTAL EQUITY (DEFICIT)	3,778	3,440	2,170
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	7,352	5,688	5,922

49

Selected Financial Information for the Investments

As of the date of this Offering Circular, OPI holds interests in the following entities. Ownership is given on a fully diluted basis. Book value is given as of December 31, 2017. The book value is derived from the unaudited consolidated balance sheet data of Renren. The book value of the Investments does not necessarily represent the fair value, and such historical results are not necessarily indicative of OPI’s financial position expected for any future periods. For a discussion of a range of fair values of these investments as of April 23, 2018, see “Valuation”.

Name of Investee	Ownership(1)	Book Value
	(%)	(US$ millions)
11.2 Capital I, L.P.	Fund	1.31
268V Limited	20.00	12.21
Arbor Venture Fund I, L.P.	Fund	1.56
Aspiration Partners LLC	8.63	7.00
AutoGo Inc.	17.72	7.40
BacklotCars, Inc.	20.07	1.93
Beijing Cai Qiu Shi Ji Technology Development Co., Ltd.	15.00	4.63
Beijing Da Zhang Fang Internet Technology Co., Ltd.	4.90	2.92
Beijing Qingting Technology Development Co., Ltd.	31.77	—
Beijing Wan Men Education Technology Co., Ltd.	29.40	2.62
Beijing Yi Rong De Li Internet Technology Co., Ltd.	20.00	—
BlueBoard Inc.	Debt	1.50
Business Connect China Company	5.76 + Debt	4.74
Credit Shop, Incorporated	35.30	—
Crystal Company	25.73	11.75
Domeyard, LP	15.92	—
Eall Technology Limited	20.40	2.89
Eall (Tianjin) Network Technology Co., Ltd.	20.40	18.46
Effective Space Solution Ltd.	38.03	—
Eunke Technology Ltd.	19.29	13.44
Exchange Corporation Holdings Limited	1.12	0.21
FiscalNote, Inc.	7.45	7.52
Future Capital Discovery Fund I, L.P.	Fund	1.60
Gaoxue Internet Technology (Shanghai) Co., Ltd.	30.00	—
GoGo Tech Holdings Limited	10.48	11.13
Green Visor Capital I, LP	Fund	2.00
IDC Investdotcom Holdings Limited	29.16	—
KoolRay Vision Inc.	39.06	—
LendingHome Corporation	11.22	65.84
Loadstar Capital K.K.	36.56	14.50
Mei Li Chuan Shuo Co., Ltd.	7.50	0.27
Motif Investing, Inc.	9.98	5.47
Omni Prime Inc.	10.64	27.64
Rise Companies Corp.	26.37	12.27
Shanghai Sinceme Networking and Technology Co. Ltd	5.00	3.14
Shenzhen Jinfuzi Internet Technology Co., Ltd.	25.98	14.27
Shenzhen Piao Ju Bao Financial Services Co., Ltd.	11.43	5.27
Shenzhen Xing Tu Zhi Kong Technology Co., Ltd.	18.67	5.66
Shiftgig, Inc.	9.14	9.00
Singulariteam Fund II L.P.	Fund	3.12
Sirin SARL	4.63	—
Snowball Finance Inc	20.58	26.07
Social Finance, Inc.(2)	13.06	208.69
Social Leverage Capital Fund II, L.P.	Fund	0.84
Stocktwits, Inc.	2.79	0.30
StoreDot Ltd.	4.78	10.00
Talech Inc.	14.79	1.20
WiseBanyan Holdings, Inc.	19.85	—
XtalPi International Inc.	8.55	0.25
Zhu Chao Holdings Company Limited	35.36	—
TOTAL		530.62

_____________

Notes:
(1)	Ownership percentages are not given for investment funds or for investments which consist of convertible debt.
(2)	Certain of the SoFi shares have been pledged to secure obligations of OPI, and part of any appreciation in their value will be paid to other parties and will not benefit the shareholders of OPI in general. See “Debts and Warrant” for more details.

50

Debts and Warrant

Upon the closing of the Transaction, OPI and its subsidiaries will owe approximately US$218 million in principal and accrued interest for the Everbright Loan, the SoftBank Loan and the Renren Note. We refer to these obligations in the aggregate as the “Debt”. Renren SF also has issued the Everbright Warrant to Clear Light Ventures Limited in connection with the Everbright Loan. OPI plans to repay this debt as soon as practicable with the proceeds from the sales of assets. The subordination and priority arrangements relating to the debt are described in brief below and set out in full in the Tripartite Deed of Subordination, the complete text of which is included herein as Annex K.

The Everbright Loan

In connection with its purchase of 9,507,933 shares of Series F Preferred Stock of SoFi in October 2015, Renren borrowed US$59,260,000 from Clear Light Ventures Limited, an affiliate of China Everbright Group. This debt has been transferred to Renren Lianhe together with the transfer to Renren SF of the SoFi shares that secured it (such debt, as transferred to Renren Lianhe, the “Everbright Loan”).

The Everbright Loan is governed by a Senior Secured Promissory Note between Renren Lianhe and Clear Light Ventures Limited dated April 30, 2018. The principal amount of the debt is US$59,260,000, the interest rate is 9% per year, and the original maturity date is October 22, 2018. The Everbright Loan is senior to the SoftBank Loan and the Renren Note.

The original interest rate under the debt incurred by Renren in October 2015 was 6% per annum. Under the Senior Secured Promissory Note, the interest rate on the debt between October 22, 2015, and the issue date of the Senior Secured Promissory Note is deemed retroactively to be 6%. If Renren Lianhe repays the Everbright Loan on or before the date falling three months after the issue date of the Senior Secured Promissory Note, the interest rate between the issue date of the Senior Secured Promissory Note and the date of repayment will be 6% rather than 9%. In the event that the Everbright Warrant is not exercised on or before October 22, 2020, additional interest will be payable such that the total interest payable on the Everbright Loan from October 22, 2015 to October 22, 2020 would be equal to an internal rate of return on the Everbright Loan of 10% per annum. The interest rate increases to 20% in the event of a default for the duration of that default. In the event that Renren Lianhe wishes to repay all or part of the Everbright Loan before the maturity date, the total interest payable from October 22, 2015 to the repayment date on the portion of the principal subject to repayment would be equal to an internal rate of return on the Everbright Loan of 10% per annum and OPI must reimburse the holders of the Everbright Loan for certain break costs.

Under certain conditions and by the mutual agreement of Renren Lianhe and Clear Light Ventures Limited, the maturity date may be extended to October 22, 2020.

51

As security for its obligations under the Everbright Loan and the Everbright Warrant, Renren SF has executed an equitable mortgage in favor of Clear Light Ventures Limited over 7,512,535 shares of Series F Preferred Stock of SoFi. At an assumed valuation of US$15.7763 per share, which was the price paid by Renren when it purchased the Series F Preferred Stock of SoFi in October 2015, this represents 200% of the value of the principal amount of US$59,260,000. Under certain conditions where an updated valuation of SoFi can be established, for example in the event of a private placement or public offering by SoFi, Renren SF must execute an additional mortgage over a proportionately greater number of shares of SoFi if and to the extent that the updated valuation of SoFi falls below US$3.2 billion. Once the Everbright Loan is repaid, Clear Light Ventures Limited will retain security over 1,690,321 shares of Series F Preferred Stock, which is the number of shares which Renren SF may have to deliver if required under the Everbright Warrant. OPI has provided a guarantee to Clear Light Ventures Limited in respect of all amounts owing under the Everbright Loan Documents.

While the Everbright Loan is outstanding, except with the prior written approval of the holders of a majority of the Everbright Loan, OPI and its subsidiaries may not:

•	enter into any transaction not at arm’s length;

•	make any loans other than (i) to OPI (with certain limitations) or to a subsidiary of OPI or (ii) a loan or loans approved by the board of directors of OPI, the total principal amount of which does not exceed US$25 million;

•	assume any debt other than the Everbright Loan, the SoftBank Loan and the Renren Note;

•	in relation to OPI, Renren Lianhe and Renren SF only, assume any obligation to pay money that ranks or would rank senior to or pari passu with their respective obligations under the Everbright Loan;

•	enter into any business other than the ZenZone business as currently operated in the PRC or the business of passive investment management;

•	create or agree to create or permit to subsist any encumbrance over or in respect of any Investments, OPI or any subsidiaries of OPI, save pursuant to the Everbright Loan Documents, SoftBank Loan Documents or Renren Note Documents;

•	pay any dividends in cash or distribute any assets to its shareholders; or

•	dispose of any Investments unless (i) the net proceeds of such disposal are applied in repayment in full of the Everbright Loan or (ii) the net proceeds are applied in repayment in part of the Everbright Loan and the holders of a majority of the Everbright Loan have given prior written approval of the consideration for such disposal.

The complete text of the Senior Secured Promissory Note is included herein as Annex G.

The Everbright Warrant

In connection with the incurrence of the original debt incurred by Renren to Clear Light Ventures Limited in October 2015, Renren granted Clear Light Ventures Limited the option to purchase shares of Series F Preferred Stock of SoFi. Renren SF has granted a similar right to Clear Light Ventures Limited in connection with the transfer of the Series F Preferred Stock of SoFi from Renren to Renren SF (the “Everbright Warrant”).

52

The Everbright Warrant is governed by a warrant agreement dated April 30, 2018, between Renren SF and Clear Light Ventures Limited.

Clear Light Ventures Limited has the right under the warrant agreement to purchase 1,690,321 shares of Series F Preferred Stock of SoFi at a price of US$15.7763 per share, subject to customary anti-dilution provisions, any time up to and including October 22, 2020. These 1,690,321 shares represent 22.5% of the number of shares of Series F Preferred Stock that Renren purchased in 2015 with the proceeds from the loan that was the predecessor to the Everbright Loan. For as long as this right is still outstanding, Renren SF must retain at least 1,690,321 shares of Series F Preferred Stock in its possession and free from encumbrance.

Clear Light Ventures Limited may elect:

•	to purchase the 1,690,321 shares of Series F Preferred Stock from OPI at a price of US$15.7763 per share,

•	to receive the value of the 1,690,321 shares of Series F Preferred Stock in the form of cash to the extent that the value exceeds US$15.7763 per share, or

•	to receive the value of the 1,690,321 shares of Series F Preferred Stock in the form of shares of Series F Preferred Stock to the extent that the value exceeds US$15.7763 per share.

The complete text of the warrant agreement is included herein as Annex H.

The SoftBank Loan

As part of the reorganization in preparation for the Transaction, Renren Lianhe has secured a commitment from SoftBank Group Capital Limited to provide a loan to OPI (the “SoftBank Loan”). Prior to the completion of the Transaction, OPI will declare a dividend of US$25 million to Renren payable from the proceeds of this loan, in order to ensure that Renren has sufficient funds to pay the Cash Dividend if few shareholders other than those who have made the Contractual Commitment choose to accept the Offer. Renren Lianhe will use the remainder of the proceeds from the SoftBank loan for general working capital purposes or for a loan or loans approved by the board of directors of OPI the total principal amount of which does not exceed US$25 million.

The SoftBank Loan will be governed by a Secured Promissory Note between Renren Lianhe and SoftBank Group Capital Limited. The principal amount of the debt will be US$60 million, the interest rate will be 8% per year, and the term will be the earlier of three years and the date upon which OPI and its subsidiaries no longer hold any SoFi shares. The interest rate increases to 9% in the event of a default for the duration of that default. The SoftBank Loan is subordinated to the Everbright Loan and senior to the Renren Note.

53

If Renren Lianhe receives any net proceeds from the disposition of shares of SoFi, it must first apply them to repaying the Everbright Loan. If any net proceeds still remain, they must be applied to repaying the SoftBank Loan. While the principal amount of the SoftBank Loan is fixed, the amount by which any repayment of the SoftBank Loan reduces the outstanding principal amount of the debt is reduced to the extent that the price per share at which OPI disposed of the shares of SoFi exceeds US$17.1842 per share. That is, the amount by which the outstanding principal amount of the SoftBank Loan is reduced is equal to the amount of the net proceeds multiplied by US$17.1842 and divided by the price per share at which OPI disposed of the shares of SoFi, if the price per share was greater than US$17.1842. For example, if OPI disposes of 100,000 shares of SoFi for net proceeds of US$2,000,000, then the per share value is US$20.00, and if OPI applies the entire US$2,000,000 to the repayment of the principal amount of the SoftBank Loan, then the principal amount of the SoftBank Loan is reduced by only US$1,718,422 (because US$2,000,000 × 17.1842/20 = US$1,718,422), not by the full amount of the US$2,000,000 repaid by OPI in this hypothetical. The effect of this is to transfer all of the value of the appreciation of approximately 3,491,580 shares of SoFi above US$17.1842 to SoftBank. If OPI disposes of any shares of SoFi for net proceeds of less than US$17.1842 per share, then the principal amount of the SoftBank Loan is only reduced by the amount of the net proceeds that are applied to the repayment of it. Payments of interest are not affected by the value of the SoFi shares.

If the SoftBank Loan matures and there is no simultaneous disposal of SoFi shares, then their value is deemed to be their value in the last round of equity financing conducted by SoFi before the maturity date, or if SoFi is listed on a stock exchange at that time, the trading price on that stock exchange, and the principal reduction formula is applied using that value.

As security for its obligations under the SoftBank Loan, Renren SF will execute a stock pledge agreement in favor of SoftBank Group Capital Limited over certain shares of preferred stock in SoFi. On the Share Delivery Date, this security will be over 11,823,338 shares of preferred stock in SoFi. After the Everbright Loan is repaid, this security will be over 14,238,847 shares of preferred stock in SoFi. Renren will have second ranking security over these same shares.

Under the Secured Promissory Note, Renren Lianhe and its subsidiaries are obliged, among other things:

•	to manage the SoFi shares with a view to monetizing them as soon as practicable;

•	not to assume any debt other than the Everbright Loan, the SoftBank Loan, the Renren Note and loans between OPI and its subsidiaries;

•	not to enter into any business other than those businesses in which it is engaged on the date of the Secured Promissory Note or which are reasonably related to those businesses; and

•	not to enter into material transactions with SoFi, Renren, DCM, Mr. Chen, Mr. Liu, or any of their respective affiliates other than as expressly permitted.

The complete text of the Secured Promissory Note is included herein as Annex I.

54

The Renren Note

As part of the reorganization in preparation for the Transaction, OPI incurred a debt to Renren. No cash was advanced by Renren in connection with this debt, which reduces the net value of the assets being transferred from Renren to OPI while still transferring substantially all of the Investments to OPI.

OPI’s obligation to Renren will be governed by a Secured Promissory Note between OPI and Renren (the “Renren Note”). The principal amount of the debt will be US$90,000,000, the interest rate is 8% per year, and the term is the earlier of five years and the date upon which OPI and its subsidiaries no longer hold any SoFi shares. The interest rate increases to 13% in the event of a default for the duration of that default. The Renren Note is subordinated to the Everbright Loan and the SoftBank Loan.

Under the Renren Note, OPI has undertaken, among other things:

•	to manage the SoFi shares with a view to monetizing them as soon as practicable;

•	not to assume any debt other than the Everbright Loan, the SoftBank Loan and debt between OPI and its subsidiaries;

•	not to enter into any business, directly or indirectly, which is in direct competition with any business of Renren;

•	not to enter into material transactions with SoFi, Clear Light Ventures Limited, SoftBank Group Capital Limited, DCM, Mr. Chao, Mr. Chen, Mr. Liu, or any of their respective affiliates other than as expressly permitted; and

•	at any time when the aggregate value of all SoFi shares held by OPI and its subsidiaries is less than US$150 million, not to directly or indirectly make any investment other than investments expressly permitted.

As security for its obligations under the Renren Note, Renren SF will execute a stock pledge agreement in favor of Renren over certain shares of preferred stock in SoFi. On the Share Delivery Date, this security will be over 16,262,185 shares of preferred stock in SoFi. After the Everbright Loan is repaid, this security will be over 14,238,847 shares of preferred stock in SoFi. After the SoftBank Loan is repaid, this security will be over 10,638,395 shares of preferred stock in SoFi. Until the Everbright Loan and the SoftBank Loan are repaid, Renren’s security in each case is not first ranking and is subordinated to both Clear Light Ventures Limited and SoftBank Group Capital Limited.

The complete text of the Renren Note is included herein as Annex J.

55

Distribution Rights

DCM and SoftBank, two of the Committed Shareholders who will hold OPI Shares after the Transaction, will have the right to receive special distributions of SoFi shares in cash or in kind, in respect of their OPI Shares, either before or at the same time when OPI otherwise disposes of SoFi shares and pays cash dividends to its shareholders from the proceeds. By exercising this right, DCM and SoftBank will waive their right to receive the corresponding portion of any distributions relating to the SoFi shares made by OPI on the same or at a later date. The terms of this right are described below.

OPI currently holds 34,723,982 SoFi shares. At any time on or after the Share Delivery Date, DCM has the right to request that OPI make an in-kind distribution of 1,283,710 SoFi shares, or approximately 3.7% of the total, to DCM. At any time after the Everbright Loan has been repaid in full, SoftBank has the right to request that OPI make an in-kind distribution of 5,918,366 SoFi shares, or approximately 17.0% of the total, to SoftBank. In addition, Mr. Chen has the right under the OPI Shareholders Agreement to request a special distribution of SoFi shares for himself at the same time when SoftBank receives its first distribution of SoFi shares, if and solely to the extent that the distribution to DCM and/or SoftBank causes him additional tax liability.

After the SoftBank Loan has been repaid in full, OPI will promptly make an additional distribution to DCM and/or SoftBank to the extent that such shareholder’s shareholding percentage in OPI on a fully diluted basis, multiplied by the sum of (i) the number of SoFi shares held by OPI that remain unpledged at that time and (ii) the number of SoFi shares sold by OPI to repay the Debt, exceeds the number of SoFi shares previously distributed to such shareholder. DCM and SoftBank each have the right to elect to receive this distribution in the form of the cash proceeds from the sale of the SoFi shares to which they are entitled.

As soon as practicable after the Renren Note has been repaid in full, OPI will distribute SoFi shares (or cash proceeds derived from the sale of SoFi shares) to all of its shareholders other than DCM and SoftBank until the number of SoFi shares (whether in kind or in the form of cash proceeds) received by them on a pro rata basis is equal to the number of SoFi shares previously distributed to DCM and SoftBank in accordance with the above on a pro rata basis. In other words, DCM and SoftBank will not be entitled to further distributions of SoFi shares until all other shareholders have received a pro rata allotment of distributable SoFi shares proportionately equal to the allotment of SoFi shares already distributed to DCM and SoftBank. The same would hold true for Mr. Chen, if Mr. Chen previously received distributions of SoFi shares as well.

After all of the above distributions have been completed and all shareholders are caught up with each other, OPI will distribute any remaining SoFi shares or the cash proceeds from the sale thereof, other than 1,690,321 SoFi shares that are pledged in relation to the Everbright Warrant, as soon as practicable to all of its shareholders (including DCM and SoftBank) on a pro rata basis.

56

Pursuant to the terms of the SoftBank Loan and the Renren Note and the terms of the OPI Shareholders Agreement, OPI intends to manage its holdings of SoFi shares with a view to monetizing them as soon as possible to achieve maximum profit for the shareholders of OPI, and it will promptly distribute to the shareholders all net proceeds in respect of the SoFi shares that are not used to meet OPI’s or Renren Lianhe’s obligations under the Everbright Loan, the SoftBank Loan and the Renren Note.

OPI will only distribute SoFi shares to shareholders other than DCM, SoftBank and Mr. Chen if SoFi is a public company listed on a stock exchange.

The exercise of the special distribution rights described above may subject U.S. Holders who have made a “QEF election” to U.S. tax liability, even if they do not receive any cash or property as a result of the exercise of such rights. See “United States Federal Income Tax Consequences to U.S. Holders.”

57

Priority of Payments

OPI intends to take a relatively long-term and patient approach to its management of the investments in the Portfolio Companies and not to dispose of them prematurely if it believes that they have long-term potential. However, OPI does intend to dispose of its holdings of SoFi shares as soon as possible to achieve maximum profit for the shareholders of OPI, in accordance with the terms of the OPI Shareholders Agreement.

Your right as a shareholder of OPI to receive dividends from OPI is subject to the terms of the Everbright Loan, the SoftBank Loan and the Renren Note, as well as to provisions in the articles of association of OPI that give certain shareholders special distribution rights. See “Debts and Warrant” and “Distribution Rights”. In addition, as explained in greater detail below, Mr. Chen and Mr. Liu will receive a 30% surplus return from Investments other than the SoFi shares, subject to certain restrictions and conditions.

Until the Everbright Loan, the SoftBank Loan and the Renren Note have been fully repaid, all proceeds from Investments will be paid to OPI in the form of a dividend, and subject to the rights described in “Distribution Rights,” OPI must use the proceeds in the following sequence:

•	The proceeds must be used to repay 100% of any amounts up to the remaining balance of the principal amount of the Everbright Loan, plus any accrued or contingent and unpaid interest, to Clear Light Ventures Limited in satisfaction of the Everbright Loan; then,

•	the remaining proceeds must be used to repay 100% of any amounts up to the remaining balance of the principal amount of the SoftBank Loan, plus any accrued and unpaid interest, to SoftBank in satisfaction of the SoftBank Loan; then,

•	the remaining proceeds must be used to repay 100% of any amounts up to the remaining balance of the principal amount of the Renren Note, plus any accrued and unpaid interest, to Renren in satisfaction of the Renren Note.

After the Everbright Loan, the SoftBank Loan and the Renren Note have been fully repaid, all proceeds from the disposition of shares of SoFi will still be paid to OPI in the form of a dividend, and OPI must distribute these proceeds to its own shareholders on a pro rata basis according to the percentage of shares of OPI that these shareholders hold. To the extent that DCM, SoftBank or Mr. Chen received distributions of SoFi shares and/or proceeds from the disposition of SoFi shares prior to the repayment in full of the Renren Note, further proceeds from the disposition of SoFi shares will first be distributed to other shareholders in accordance with the “catch up” mechanism described in “Distribution Rights”.

After the Everbright Loan, the SoftBank Loan and the Renren Note have been fully repaid, all proceeds from Investments other than shares of SoFi will be used by Renren Lianhe in the following manner and in the following sequence:

58

•	The proceeds will be distributed to OPI (as the sole holder of ordinary shares of Renren Lianhe) until the aggregate amounts received by OPI under this provision are equal to the aggregate basis of the ordinary shares of Renren Lianhe; then,

•	the remaining proceeds will be distributed to OPI (as the sole holder of ordinary shares of Renren Lianhe) until the aggregate amounts received by OPI under this provision are sufficient to provide a cumulative and annually compounding preferred return of 5% per annum on the aggregate basis of the ordinary shares of Renren Lianhe as of the time of the distribution; then,

•	the remaining proceeds will be distributed 20% to Mr. Chen as the holder of the Class A1 Preference Share and 10% to Mr. Liu as the holder of the Class A2 Preference Share, as a surplus return, and the remainder will be distributed to OPI (as the sole holder of ordinary shares of Renren Lianhe).

The “aggregate basis” of the ordinary shares of Renren Lianhe for these purposes is US$385 million. This represents the portion of the OPI Value that is attributable to the Investments other than the SoFi shares. The aggregate basis will also be increased by a fraction of all expenses incurred by Renren Lianhe or any subsidiary of Renren Lianhe not directly attributable to any Investment, where the numerator of the fraction is the aggregate basis of all of the Investments aside from SoFi and the denominator of the fraction is the aggregate basis of all of the Investments including SoFi.

The surplus return to Mr. Chen and Mr. Liu may be instead paid to OPI (as the sole holder of ordinary shares of Renren Lianhe) in certain circumstances, which include insolvency of Mr. Chen or Mr. Liu, fraud or gross negligence committed by Mr. Chen, Mr. Liu or their representatives, the disposal of a majority of the preference shares owned by Mr. Chen or Mr. Liu, and any material breach by Mr. Chen or Mr. Liu under any of the memorandum and articles of association of OPI, the OPI Shareholders Agreement, the Renren Lianhe Shareholders Agreement or the Services Agreement. Under these circumstances, the amount due would be paid to OPI rather than to Mr. Chen or Mr. Liu, as the case may be.

The surplus return to Mr. Chen and Mr. Liu is also subject to a clawback provision. On the third anniversary of the signing of the Renren Lianhe Shareholders Agreement and every three years thereafter, or at commencement of the winding-up and dissolution of OPI, if the actual amount previously received by Mr. Chen and Mr. Liu was more than it should have been, then Mr. Chen and Mr. Liu must promptly return such excess amount to Renren Lianhe. For instance, if OPI is sued or required to pay additional taxes after it has distributed the 30% surplus return to Mr. Chen and Mr. Liu, the calculation will change and the correct amount of the proceeds surplus return will be smaller.

Any clawback amounts will be considered reductions of the amount of the surplus return distributed to Mr. Chen and Mr. Liu with respect to Renren Lianhe as well as an increase in the amount of proceeds that otherwise has been distributed.

Each of the parties to the Renren Lianhe Shareholders Agreement will exercise all rights and powers available to it to procure that all proceeds received by any subsidiary of any kind in respect of any Investment are distributed by such subsidiary to its shareholders in line with the terms of the Renren Lianhe Shareholders Agreement as soon as reasonably practicable after receipt.

59

Reserved Matters

OPI’s articles of association place a number of significant restrictions on the discretion of the officers and board.

Certain matters are defined as “Board Reserved Matters” in OPI’s articles of association. Each director and each shareholder of OPI must exercise all powers and rights available to it to ensure that OPI does not undertake any of the Board Reserved Matters without the authorization of the board of directors of OPI. Until OPI has disposed of each shareholder’s pro rata share in SoFi and has completed the distribution of the proceeds of such disposal (or in-kind distribution of OPI’s equity securities in SoFi) to all shareholders to the satisfaction of SoftBank and DCM in their sole discretion, then the prior unanimous approval of the board of directors is necessary; otherwise, the prior approval of a majority of the directors then in office is required.

The Board Reserved Matters consist of the following:

(a)	any acquisition, disposition or restructuring of assets (including in respect of the SoFi shares);

(b)	the incurrence of any capital expenditure in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period;

(c)	the provision of any loans or guarantees in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period;

(d)	the incurrence of any debt or guarantees in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period, other than the loans obtained by the Company under the SoftBank Loan Documents and the Renren Note Documents;

(e)	any votes to be exercised either at the board or shareholder level by OPI or any subsidiary in respect of any Portfolio Company or Fund as long as OPI’s or the relevant subsidiary’s investment in such Portfolio Company or Fund represents at least 20% of the total assets of OPI;

(f)	any change to the distribution policy, accounting policies, valuation policy, leverage policy, risk management policies and other similar policies applicable to OPI or any subsidiary;

(g)	the approval of OPI’s annual financial statements;

(h)	the appointment of, and changes to the terms applicable to, significant service providers including without limitation Renren (as service provider under the Services Agreement), the auditors, tax advisors and appraisers;

60

(i)	the entry into any foreign exchange contracts, interest rate swaps or other derivative instruments in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period;

(j)	any direct or indirect transfer of shares or other equity securities (including the creation of any encumbrance or other transfer of any rights and interests or the granting of any economic participation therein) by the management;

(k)	the initiation, withdrawal or settlement of any proceedings, except where such proceedings are not material to OPI or any of its investments, such proceedings do not involve any shareholder of OPI or of any of the Portfolio Companies or Funds, and the amount in dispute is not over US$1 million;

(l)	any change to the composition of the senior management of OPI or their terms of employment including compensation such as grants to management under any equity incentive or compensation plan other than the adjustment of exercise price in connection with dividends and other distributions;

(m)	any material change in the nature or scope of the business of OPI;

(n)	any proposed listing of equity securities of OPI on any securities exchange;

(o)	the entry into any agreement that restricts OPI or any subsidiary’s freedom to conduct its business, including with respect to its ability to freely dispose of any of its assets;

(p)	the entry into or amendment of any other material contract including any agreement that is outside the ordinary course, not on an arm’s length basis, unusual or onerous, or contemplated to have income or payments in excess of US$1 million in the aggregate, in a single transaction or a series of related transactions in any 12-month period;

(q)	other than (i) the security to be granted to SoftBank Group Capital Limited under the SoftBank Loan Documents and to Renren under the Renren Note Documents, (ii) any transfer of SoFi Shares pursuant to any exercise of the Everbright Warrant, (iii) any exercise by DCM of its special distribution rights with respect to SoFi shares, and (iv) any exercise by SoftBank of its special distribution rights with respect to SoFi shares, any matter or decision which relates to OPI’s investment in SoFi;

(r)	any grant of an award, or modification of an award previously granted, pursuant to the Share Incentive Plan;

(s)	the amendment of the memorandum and articles of association of OPI, the OPI Shareholders Agreement, the Renren Lianhe Shareholders Agreement or the Services Agreement; and

(t)	any agreement to do any of the foregoing.

61

However, any matter which is within the scope of the ZenZone Business shall not be a Board Reserved Matter as long as such matter does not relate to, require any action by, or otherwise affect, OPI, any subsidiary other than subsidiaries of Beijing Zhenzhong, or any Portfolio Company or Fund.

Certain matters are defined as “Member Reserved Matters” in OPI’s articles of association. Without the prior approval of 75% of the votes of all of the outstanding OPI Shares (or otherwise as specified in connection with the particular Member Reserved Matter), the board of directors of OPI has no authority over Member Reserved Matters and the shareholders of OPI cannot approve them. In addition, if any member of the SoftBank Group has an interest in any action that is a Member Reserved Matter and its interest is different and more favorable than the interests of the other shareholders (solely in their capacities as shareholders of OPI), then such Member Reserved Matter shall also require the prior written approval of DCM.

The Member Reserved Matters consist of the following:

(a)	the adoption of, amendment of, or deviations from, the annual business plan and budget of OPI’s business;

(b)	any merger, spinoff or any form of recapitalization, reorganization, liquidation or dissolution;

(c)	the declaration or payment of any dividend or any other distributions in any form (except as expressly contemplated in the OPI Shareholders Agreement in respect of OPI’s investment in SoFi);

(d)	any alteration to share capital or rights attaching to shares or the shares of any subsidiary;

(e)	the creation, allotment, issue, repurchase or redemption of any shares or the grant of any options for the issue of any shares or issue any securities convertible into shares, except in accordance with the OPI Shareholders Agreement;

(f)	the adoption or variation of any share option scheme;

(g)	the creation of or permission to create or suffer to subsist any mortgage, pledge, charge or other encumbrance or third party interest on any assets;

(h)	any change to the size, composition or compensation of the board of directors or the board of directors of any subsidiary or the delegation of any powers by the board of directors or the board of directors of any subsidiary;

(i)	any amendment or modification of the articles or other governing documents;

(j)	the entry by OPI, any subsidiary, any Portfolio Company or Fund or any of their respective affiliates into material transactions with SoftBank, Renren Lianhe, DCM, each of Mr. Chen and Mr. Liu or their respective affiliates;

62

(k)	any incurrence of, modification of terms of, extension of any maturity or prepayment of material indebtedness;

(l)	any approval by OPI of any direct or indirect sale, pledge, encumbrance, assignment, transfer or other disposal of any shares of Renren Lianhe held by Mr. Chen and Mr. Liu;

(m)	any change to the composition of senior management or other terms of employment, including compensation such as grants to management under any equity or compensation plan other than the adjustment of exercise price as allowed under the Share Incentive Plan;

(n)	any approval by OPI of the grant of any salary or consulting fees to any employee or service provider in excess of US$500,000; and

(o)	any agreement to do any of the foregoing.

In the case of a material transaction covered under item (j), any shareholders interested in the proposed transaction are not entitled to vote, and the approval required is the prior written approval from shareholders holding no less than 75% of all votes attached to all shares held by the remaining shareholders, except to the extent such transactions are contemplated under the memorandum and articles of association of OPI, the OPI Shareholders Agreement, the Renren Lianhe Shareholders Agreement or the Services Agreement.

Any matter which is within the scope of the ZenZone Business shall not be a Member Reserved Matter as long as such matter does not relate to, require any action by, or otherwise affect, OPI, any subsidiary other than subsidiaries of Beijing Zhenzhong, or any Portfolio Company or Fund.

Any Member Reserved Matter which is also a Board Reserved Matter only requires the consent of the shareholders as a Member Reserved Matter and does not also require the approval of the directors as a Board Reserved Matter.

The full text of the provisions governing the Board Reserved Matters and Member Reserved Matters may be found in OPI’s articles of association, which is included as Annex A to this Offering Circular. Substantially identical provisions are also included in the OPI Shareholders Agreement, which is included as Annex B to this Offering Circular.

63

Background and Fairness

Background

Renren is pursuing the Transaction primarily for two reasons: to address the risk that it could be deemed to be an “investment company” as defined under the Investment Company Act by disposing of most of its investment assets through the complete disposition of OPI, and to separate its ZenZone advertising agency business from its social media, internet finance and other businesses.

Starting in 2012, Renren began to make a series of long-term investments in privately held companies that it believed offered synergies or access to resources and know-how that would be useful to Renren in developing its own business operations, particularly in its internet finance business. Renren focused its major strategic investments in several segments of the internet finance business, including student loans and credit financing, real estate and mortgage services, and wealth management and investment brokerage services. Renren also made long-term investments in companies with other businesses. By December 2015, Renren had made long-term investments in some 55 unconsolidated subsidiaries and investment funds.

The Division of Investment Management of the SEC sent a letter to Renren dated December 18, 2015, asking Renren to provide a detailed written response analyzing whether it was an investment company under the Investment Company Act, and further, if Renren determined that it was an investment company, to explain why it was not required to register as an investment company or else what action it planned to take either to fall outside of that definition or to register as an investment company.

If Renren were deemed to be an investment company under the Investment Company Act, it would be out of compliance with its public company disclosure obligations in the United States and subject to a wide range of materially adverse consequences, including enforcement action by the SEC and delisting from the NYSE. A foreign private issuer like Renren cannot register as an investment company under the Investment Company Act without a special exemption, and the restrictions placed on investment companies by the Investment Company Act make it impractical to attempt to operate an active business within an investment company. After a long process of discussion with the staff of the Division of Investment Management, Renren undertook to dispose of enough of its assets that might be deemed to be investment securities under the Investment Company Act so as to ensure that any such remaining assets would not constitute more than 40% of Renren’s total remaining assets by value, as the relevant percentage would be calculated for purposes of the Investment Company Act.

Renren has given careful thought and consideration to how it might carry out the necessary disposition of assets in a way that protect shareholder value and ensure compliance with U.S. securities laws. Renren considered a number of alternatives before determining that the Transaction described in this Offering Circular would be the best means of achieving those ends.

64

Renren considered placing its investment securities in a U.S. entity, registering that entity as an investment company and then distributing the entity’s shares to Renren’s shareholders, but it concluded that this was not a viable option either. Registered investment companies typically hold a portfolio of liquid, publicly traded securities with easily ascertainable value, unlike Renren’s minority investments in privately held unlisted companies. The Portfolio Companies were chosen in large part based on potential synergies with Renren’s other businesses rather than to constitute an investment portfolio that would attract potential investors. Most of the Portfolio Companies are still relatively unknown and have not yet generated substantial interest in the investment community. Renren judged that there were limited prospects for listing such an entity on a stock exchange or for generating sufficient trading volume to provide liquidity for investors. In addition, various operating, investment and transactional restrictions placed on registered investment companies under the Investment Company Act would have posed significant challenges to operating an entity with assets more similar to those of a private equity fund than a classic investment company. With registration of an investment company not an option, Renren was required to explore other options to successfully reduce its holdings of securities in compliance with applicable U.S. securities and investment company laws and on an efficient and economically acceptable basis.

Distributing Renren’s holdings in Portfolio Companies and Funds directly to Renren’s own shareholders on a pro rata basis was never a practical option. Since Renren is a public reporting company in the United States with a large number of retail investors as shareholders, distributing Renren’s holdings to those shareholders on a pro rata basis would cause each of the Portfolio Companies and Funds to become subject to the reporting requirements of the Exchange Act, simply by virtue of being held by so many shareholders. Assuming that such a distribution were even permitted under the terms of Renren’s various investments, this would damage the value of the investments in the Portfolio Companies. Most of the Portfolio Companies are unprepared and unequipped to comply with public company requirements. Some of them lack investor relations functions or even the ability to communicate effectively with shareholders in English. For each of Renren’s retail shareholders to separately manage a portfolio of small numbers of unlisted shares of some forty or fifty private companies would be extremely inefficient, and ultimately most of the value in the investments would be lost.

Renren made efforts to sell all or a majority of its holdings in a package deal on acceptable economic and other terms, but was unsuccessful. As mentioned above, the Portfolio Companies were chosen in large part based on potential synergies with Renren’s other businesses rather than to constitute an investment portfolio that would attract one or more purchasers. A company with a significantly different geographic and industry focus than Renren’s could not expect to achieve the same synergies and would not place the same value on the investment portfolio as a whole. The size of the investment portfolio meant that relatively few potential purchasers had the resources to contemplate a purchase on that scale. In addition, any potential purchaser would need to devote a great deal of time and effort to performing due diligence on a large number of not very well known early-stage private companies before making an offer, which posed a significant barrier to attracting interest in the investment portfolio. There was simply no serious interest from any party in purchasing a significant portion of Renren’s investments in a single transaction on reasonable terms.

65

Renren’s SoFi holdings constitute, by value, its largest single investment, as well as the asset with the greatest potential to attract interest from potential purchasers. In April 2017, Renren was able to sell a portion of its SoFi holdings for approximately US$91.9 million in net cash proceeds in a third-party private tender offer. The tender offer was undertaken as part of SoFi’s last round of equity financing, with the new investors acquiring both newly issued shares from SoFi and existing shares from SoFi’s existing shareholders and SoFi’s management in the tender offer. Subsequent efforts by Renren to sell additional SoFi shares on acceptable terms have been unsuccessful. When approached by Renren, neither the new investors in SoFi’s last financing round nor SoftBank, which is both Renren’s and SoFi’s largest shareholder, expressed an interest in acquiring additional SoFi shares on terms comparable to the tender offer or otherwise. In September 2017, Renren received a preliminary verbal proposal from a potential investor to acquire a large block of SoFi shares at a 45% to 50% discount to the per share price paid in SoFi’s last financing round. Discussions did not proceed after the prospective investor indicated that its internal approval processes would take up to three months.

Given the difficulty in finding a purchaser at a reasonable price for even the most well known investment, Renren concluded that it would be very unlikely to find buyers for the lesser known investments. Without the ability to package the less well known securities together with the SoFi shares, the prospects of realizing any significant return on the other Portfolio Companies and Funds within a short period of time and under forced sale conditions appeared remote. However, selling the SoFi shares without selling the other investments in Portfolio Companies and Funds would not have reduced the percentage of problematic assets on Renren’s balance sheet below the 40% threshold required by the Investment Company Act, due to the number and value of Renren’s other investments in Portfolio Companies and Funds. Therefore, Renren concluded that attempting to sell its holdings piecemeal would not have solved the Investment Company Act issue while likely precluding other potential solutions to the issue.

Having considered and rejected a number of alternatives, Renren concentrated its efforts on developing a plan to remove most of the investments in Portfolio Companies and Funds from its balance sheet in a single transaction, while allowing as many of Renren’s shareholders as possible to continue to have an economic interest in those assets, subject to restrictions imposed by U.S. securities laws.

In December 2016, Renren announced an initial plan to minimize its Investment Company Act concerns by a proposed spin-off through a rights distribution to all its existing shareholders on a pro rata basis where such rights would be exercisable for shares in a newly formed subsidiary. These rights would have allowed Renren’s shareholders that were both “qualified purchasers” under the Investment Company Act and “accredited investors” under the Securities Act to elect to receive either shares of the new subsidiary or a cash dividend based on the value of those subsidiary shares. Renren’s non-qualified shareholders or qualified shareholders not electing to receive subsidiary shares would receive the cash dividend. To help fund payment of the cash dividend, the Renren board considered a preliminary non-binding proposal from Mr. Joseph Chen, Mr. James Jian Liu and SoftBank Group Capital Limited, each a Company affiliate, to purchase for cash those subsidiary shares not distributed to Renren’s shareholders. This plan was the direct predecessor to the current plan for the Transaction.

To consider this plan and alternatives to this plan, the Renren board formed the Special Committee on December 22, 2016. The Special Committee is comprised of three directors who have no interest in the Transaction different from the holders of Renren shares and ADSs (except for compensation received for serving as a Special Committee member and their indemnification rights as Renren directors). Two Special Committee members, Mr. Tianruo Pu and Mr. Stephen Tappin, are independent directors who were appointed to the Renren board before the formation of the Special Committee. The third member is Renren’s former chief financial officer, Ms. Hui Huang. Mr. Pu is the chair of the Special Committee. The compensation payable to Special Committee members for their services is US$12,000 per month, or US$15,000 per month for the Special Committee chair. These payments are not contingent upon completion of the Transaction or any alternative transaction.

66

The decision to create the Special Committee was informed by a number of potential conflicts among members of Renren’s board of directors. Mr. Joseph Chen, Renren’s founder, chairman and chief executive officer, serves on the SoFi board of directors and will continue to serve in his current Renren roles and as an OPI senior management member after the completion of the Transaction. Mr. James Jian Liu, Renren’s executive director and chief operating officer, will continue to serve in his current Renren roles and as an OPI senior management member after the Transaction as well. Mr. David Chao, a co-founder and partner of DCM, also serves on the SoFi board, with DCM also being one of Renren’s and SoFi’s largest shareholders. Finally, SoftBank, through an affiliate, is one of Renren’s and SoFi’s largest shareholders, although SoftBank has had no representation on Renren’s board since December 2015.

The Special Committee was given full power to hire legal and financial advisors, to conduct negotiations on behalf of Renren, and ultimately to approve or not approve the Transaction and any related or alternative transactions, subject in each case to SoftBank’s existing consent rights under Renren’s articles of association. To assist it, the Special Committee retained Duff & Phelps as its financial advisor, O’Melveny & Myers as its U.S. counsel and Harneys as its Cayman counsel.

Renren’s initial plan has been modified and delayed since the December 2016 announcement. The initial plan was modified to replace the rights offering with the Private Placement. This modification and the related delay occurred after the SEC took the view that the rights offering would not be exempt from registration under the Securities Act, and the issue of Renren’s status under the Investment Company Act would have precluded Renren from registering the rights offering with the SEC. The plan was further delayed in the fall of 2017 after Renren determined it was prudent to postpone the launch of the Transaction until after the New York Department of Financial Services approved the transfer of Renren’s SoFi shares to OPI in connection with the plan. This approval is required because SoFi holds a mortgage banker license in New York State, and approval by the state regulator is required whenever there is a change in control. This approval was received in late March 2018. In addition, the sale of approximately US$91.9 million of SoFi shares in April 2017 also made it possible to eliminate any subsidiary share cash purchases by Renren’s affiliates. This modified plan, which is the form of the Transaction described in this Offering Circular, was presented to the Special Committee on April 23, 2018.

Fairness to Cash Dividend Recipients

On April 23, 2018, the Special Committee approved the Transaction and determined that the Cash Dividend to be received by the Renren shareholders and ADS holders in the Transaction is fair from a financial point of view to such holders. As purchasers of OPI Shares in the Private Placement are provided an opportunity to purchase OPI Shares on the basis of the information contained in this Offering Circular, no opinion as to fairness is being made with respect to any purchase in the Private Placement.

67

In addition to factors described above, other factors considered by the Special Committee, which are not listed in order of importance, included the following:

•	A considerable period of time has passed since the SEC first contacted Renren about its status under the Investment Company Act, and Renren needs to implement a plan as soon as possible to address the risks associated with it potentially being deemed an “investment company”, including the risk that Renren would be unable to meet its public company reporting obligation and that its ADSs would be delisted from the NYSE.

•	Separating the ZenZone business from Renren’s social networking, used automobile and other operating businesses is expected to benefit the development of the ZenZone business.

•	Renren shareholders not acquiring OPI Shares in the Private Placement (i) will receive the Cash Dividend in amount equal to the OPI Value per OPI Share issued and sold in the Private Placement and (ii) will no longer participate in potential future gains or losses in the value of OPI’s assets or its business prospects. As of the date of this Offering Circular, Renren estimates that Renren shareholders not receiving OPI Shares will receive a Cash Dividend ranging from US$0.4831 to US$0.6096 per Renren share (or US$7.2465 to US$9.1440 per ADS). The actual dollar amount of the Cash Dividend depends on the participation rate by Eligible Shareholders in the Private Placement and will be calculated by dividing (A) the OPI Value (as established by the Special Committee on April 23, 2018) by (B) the number of OPI Shares issued in the Private Placement (such formula being the “Dividend Calculation Formula”). Eligible Shareholders holding 820,273,132 ordinary shares of Renren, or approximately 79.3% of Renren’s outstanding shares as of the date of this Offering Circular, have already entered into Contractual Commitments to receive OPI Shares in exchange for waiving the Cash Dividend on all of the Renren ordinary shares that they hold on the Record Date.

•	The OPI Value was established by the Special Committee on April 23, 2018, at US$500 million, after considering a number of factors. These factors include (1) the various ranges for the value of OPI (including ranges of value or indicated values for the related components) as of April 23, 2018 and as presented by Duff & Phelps during its presentation to the board of directors on April 23, 2018 (as described below under “Valuation”), (2) the financial condition of Renren after giving effect to the Transaction and (3) Renren’s current liquidity, including its cash position and projected cash position after taking into account the Transaction and anticipated cash needs. Renren’s anticipated cash needs include funding potential future Renren operating losses and funding the ADS repurchase program in response to an anticipated drop in the trading price of Renren’s ADSs after the ex-dividend date. The OPI Value is intended to reflect the value of OPI’s assets and liabilities as of April 23, 2018 giving effect to the Transaction but does not reflect, among other things, post-Transaction events or the impact of OPI’s post-Transaction ownership structure and compensation arrangements.

68

•	The Special Committee determined it was not feasible to structure the Transaction to permit Renren shareholders receiving the Cash Dividend to separately participate in the future appreciation in OPI’s assets and business. Among other things, such participation raises U.S. securities law (including Investment Company Act) concerns, would provide a unilateral benefit to those shareholders (because the Cash Dividend recipients would share in potential upside without sharing in potential losses) and was not supported by SoftBank.

•	The Special Committee received a fairness opinion in the form attached as Annex L, indicating that the Cash Dividend to be received by the Renren shareholders and ADS holders (other than the Eligible Shareholders who waive the Cash Dividend and elect to receive shares of OPI in the Private Placement) in the Transaction is fair from a financial point of view to such holders.

•	The estimated range of the per ADS Cash Dividend represents a significant percentage of Renren’s historical NYSE trading prices (on a closing price basis). During 2017, Renren’s ADSs traded as low as US$6.02 and as high as US$11.45, with an implied market capitalization of US$412 million and US$784 million, respectively. In early January 2018, trading was extremely volatile, reflecting market rumors around Renren’s businesses unrelated to the Portfolio Companies, the Funds or ZenZone. Renren’s ADSs reached a per ADS closing price of US$18.32 on January 3, 2018. Since February 1, 2018, through the date of this Offering Circular, Renren’s ADSs have closed as low as US$8.23 and as high as US$10.38, and closed at US$10.19 per ADS on April 20, 2018 (the last trading day prior to the determination of the OIP Value), with an implied market capitalization of US$703 million.

•	It is more practical and efficient for Renren to address its Investment Company Act concerns at one time through the Transaction, for the reasons discussed above under “—Background.”

•	Based on Renren’s ADS trading price of US$10.18 on April 16, 2018 and total debt of US$171 million as of September 30, 2017, the implied value for all of Renren’s non-cash assets was US$632 million, which is less than the US$676 million low end in the value of ranges for OPI’s assets considered by the Special Committee in setting the OPI Value.

•	The operational, governance and other restrictions under the Investment Company Act make registering either Renren or OPI as an “investment company” impracticable, particularly given the nature of its largest shareholders. These restrictions include (i) limitations on transactions with affiliated parties and (ii) restrictions on compensation arrangements customary for investment entities whose underlying investments consist of illiquid, minority interest investments requiring significant investment manager effort to foster success at the operating company level.

•	In evaluating OPI’s two viable Investment Company Act exemptions following the Transaction, the unlimited number of qualified Renren shareholders that might acquire OPI Shares (so long as they are qualified purchasers or OPI knowledgeable employees) under one exemption compared favorably to the “100 holder” limitation under the other exemption.

69

•	Mr. Joseph Chen, Mr. James Jian Liu and Mr. Thomas Jintao Ren will serve as OPI’s management after the Transaction and will also continue to serve as Renren’s senior management.

•	The consent of SoftBank is required under the terms of Renren’s articles of association to consummate the Transaction.

•	Renren’s indebtedness for borrowed money will be reduced as a result of the Transaction due to OPI’s assumption of the Everbright Loan. In addition, OPI’s expected repayment of the Renren Note (which will have a principal amount of US$90 million) on or before June 2023 will provide Renren with additional resources for the future growth of its business.

•	The transfer of shares pursuant to the Private Placement should qualify as a tax-free distribution under Section 355 of the Code.

As described elsewhere in this Offering Circular, the Committed Shareholders (including SoftBank, whose consent is required to effect the Transaction) have approved or implemented a number of arrangements with respect to the governance and management of OPI that will take effect on the Share Distribution Date. These include:

•	Replicating Renren’s Class A and Class B dual class voting structure at OPI. Assuming no issuance of OPI Shares other than pursuant to the Contractual Commitments, OPI’s management and SoftBank would control 46.42% and 42.15%, respectively, of OPI’s voting power. See “Description of the OPI Shares”.

•	Mr. Chen, Mr. Liu and SoftBank Group Corp. having the right to nominate one director each to OPI’s board of directors consisting of three members, with such right being personal to them without regard to their OPI shareholding levels. As a result, OPI’s other shareholders will have no power to change the composition of OPI’s board. See “Description of the OPI Shares—The Board of Directors of OPI”.

•	SoftBank loaning US$60 million to OPI pursuant to the SoftBank Loan, with OPI in turn paying US$25 million to Renren in conjunction with the asset transfer. The cash to be paid by OPI to Renren will fund part of the Cash Dividend. Under the terms of the loan, among other things, SoftBank is entitled to participate in specified appreciation in the value a portion of the SoFi shares pledged to SoftBank as collateral. See “Debts and Warrant—The SoftBank Loan.”

•	The ability of DCM and SoftBank to require that OPI distribute to them (or sell on their behalf) their respective pro rata shares of all of those SoFi shares that OPI has not pledged. DCM’s right is unconditional, while SoftBank’s right is subject to certain conditions, primarily repayment in full of the Everbright Loan. See “Debts and Warrant—The SoftBank Loan.”

70

•	OPI compensation arrangements. Mr. Chen, Mr. Liu and Mr. Ren will receive compensation for serving as officers of OPI after the Share Distribution Date, which will take the form of (i) the issuance of OPI options in an amount equivalent to their current Renren option holdings and (ii) subject to certain conditions, payment of a carried interest in respect of post-Transaction appreciation on OPI’s non-SoFi investments. See “Directors, Senior Management and Employees—Compensation” and “—Share Incentive Plan.”

Given the integrated nature of the various transactions, some of these arrangements required or may require Renren board or Special Committee approval to implement ahead of the closing of the Transaction. However, the Special Committee did not generally evaluate the fairness of these post-Transactions arrangements and no determination as to the fairness of the Private Placement to the recipients of the OPI Shares in the Private Placement was made. The Special Committee did however consider these arrangements for other purposes including, for example, evaluating Renren’s existing public company reporting obligations, disclosure obligations in the context of the Private Placement and position as an OPI creditor under the Renren Note.

71

Valuation

Pursuant to an engagement letter dated December 22, 2016, the Special Committee retained Duff & Phelps as its financial advisor to deliver a fairness opinion in connection with the Transaction. Duff & Phelps is an internationally recognized financial services firm that, among other things, is regularly engaged in the investment banking business, including the valuation of businesses and securities in connection with mergers and acquisitions, underwritings and private placements of securities, and other investment banking services.

At the meeting of the Special Committee on April 23, 2018, Duff & Phelps rendered its oral opinion (which was confirmed in writing later that same day) to the Special Committee that, as of such date and based upon and subject to the factors, assumptions, and limitations set forth in its opinion, the Cash Dividend to be received by the Renren shareholders and ADS holders (other than the Eligible Shareholders who waive the Cash Dividend and elect to receive shares of OPI in the Private Placement) in the Transaction is fair from a financial point of view to such holders (without giving effect to any impact of the Transaction on any particular holder of Renren’s ordinary shares or ADSs other than in their capacity as a holder of Renren’s ordinary shares or ADSs). No limitations were imposed by the Special Committee upon Duff & Phelps with respect to the investigations made or procedures followed by it in rendering its opinion.

The full text of the written opinion of Duff & Phelps dated April 23, 2018, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken, is attached hereto as Annex L and is incorporated herein by reference. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. Holders of Renren’s ordinary shares (including ADS holders) are urged to read the opinion in its entirety. Duff & Phelps did not recommend any specific value for OPI or any specific Cash Dividend amount or conclude that the Cash Dividend amount is the appropriate amount of consideration to be received by holders of Renren’s ordinary shares and ADSs that do not acquire OPI Shares in the Private Placement. Duff & Phelps has consented to the inclusion of its opinion in its entirety and the description thereof both in this Offering Circular and in any other filing with the SEC that Renren is required to make under applicable law in connection with the Transaction.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar or analogous transactions, in particular. Duff & Phelps’s procedures, investigations, and financial analyses with respect to the preparation of its opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

◦	Renren’s annual report on Form 20-F filed with the SEC for the year ended December 31, 2016, including the audited financial statements contained therein, and Renren’s unaudited financial information for the nine months ended September 30, 2017 filed with the SEC on Form 6-K;

72

◦	The unaudited book values recorded by the Company for its investments in SoFi and other Portfolio Companies as of December 31, 2017;

◦	Historical financial statements for SoFi and certain other Portfolio Companies, provided to Duff & Phelps by Renren management;

◦	Unaudited financial statements of the ZenZone business for the years ended December 31, 2015 and December 31, 2016 and December 31, 2017;

◦	A detailed financial projection model for the ZenZone business for the years ending December 31, 2018 through 2021, provided to Duff & Phelps by Renren management, upon which Duff & Phelps has relied, with Renren management’s consent, in performing its analysis (the “Management Projections”);

◦	Other internal documents relating to the past and current operations, financial conditions, and possible future outlook of SoFi, the other Portfolio Companies and the ZenZone business, provided to Duff & Phelps by Renren management (which will also be OPI’s management after completion of the Transaction);

◦	A letter dated April 11, 2018 from Renren’s management making certain representations as to the Management Projections and the underlying assumptions and certain other matters with respect to the Portfolio Companies, the Funds and the ZenZone business (the “Management Representation Letter”); and

◦	Documents related to the Transaction, including this Offering Circular;

•	Discussed the information referred to above and the background and other elements of the Transaction with Renren management;

•	Discussed with Renren management (in their capacity as OPI’s post-Transaction management) their plans and intentions with respect to OPI’s management and operations and its assets, including the Portfolio Companies;

•	Reviewed the historical trading price and trading volume of the Renren ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant in connection with its analyses;

•	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis (with respect to the ZenZone business), an analysis of selected public companies that Duff & Phelps deemed relevant (in connection with the ZenZone business) and an analysis of selected transactions that Duff & Phelps deemed relevant (including in connection with the ZenZone business); and

73

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

In performing its analyses and rendering its opinion with respect to the Cash Dividend, Duff & Phelps, with Renren’s and the Special Committee’s consent and without independent verification (and Duff & Phelps does not assume any responsibility or liability for independently verifying any of the following):

1.       Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Renren management;

2.       Relied upon the fact that the Special Committee, Renren’s board of directors and Renren have been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction have been duly, validly and timely taken;

3.       Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;

4.       Assumed that (i) the information relating to SoFi, the other Portfolio Companies and Funds, the ZenZone business and the Transaction provided to Duff & Phelps and (ii) the representations made by Renren management regarding SoFi, the other Portfolio Companies, the Funds, the ZenZone business and the Transaction are accurate in all material respects, and did not and do not omit to state a material fact in respect of SoFi, the other Portfolio Companies, the Funds, the ZenZone business and the Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

5.       Assumed that the representations and warranties set forth in the Offering Circular and in the Management Representation Letter are true and correct and that each party to the Transaction will fully and duly perform all covenants, undertakings and obligations required to be performed by such party;

6.       Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including this Offering Circular, conform in all material respects to the drafts reviewed;

7.       Assumed that application of the Dividend Calculation Formula is fair to the holders of Renren’s ordinary shares and ADSs (other than the Eligible Shareholders who elect to receive shares of OPI in the Private Placement);

8.       Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of SoFi, the other Portfolio Companies or the Funds or the ZenZone business since the date of the most recent financial statements and other information made available to Duff & Phelps;

74

9.       Assumed that all of the conditions required to implement the Transaction will be satisfied and that the Transaction will be completed in manner outlined in this Offering Circular and related disclosures filed with the SEC with respect to the Transaction without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all respects with all applicable laws; and

10.       Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on SoFi, the other Portfolio Companies, the Funds, the ZenZone business or the contemplated benefits expected to be derived in the Transaction.

To the extent that any of the foregoing assumptions or any of the facts on which the opinion is based prove to be untrue in any material respect, the opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’s analysis and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction and as to which Duff & Phelps does not express any view or opinion.

Duff & Phelps has prepared the opinion effective as of April 23, 2018. The opinion is necessarily based upon the information made available to Duff & Phelps as of the date thereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date thereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm the opinion after the date hereof.

Duff & Phelps did not evaluate the solvency of Renren, OPI, SoFi or any other Portfolio Company or any Fund or the ZenZone business or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of such entity, nor was Duff & Phelps provided with any such appraisal or evaluation other than the contents of the Management Representation Letter. Duff & Phelps did not estimate, and expresses no opinion regarding, the liquidation value of any such entity or business.

Duff & Phelps did not evaluate or conduct any independent analysis with respect to the Dividend Calculation Formula or its underlying assumptions.

Duff & Phelps has not been requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of Renren, OPI, SoFi, the other Portfolio Companies, the Funds, the ZenZone business or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction or (iii) advise the Special Committee or any other party with respect to alternatives to the Transaction.

75

Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Renren, OPI, SoFi, the other Portfolio Companies, the Funds, or the ZenZone business is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which such entity is or may be a party or is or may be subject.

Duff & Phelps is not expressing any opinion as to the market price or value of Renren’s ordinary shares or ADSs or OPI’s ordinary shares (or anything else) or the value of the equity (or anything else) of Renren, OPI, SoFi, the other Portfolio Companies, the Funds, or the ZenZone business after the announcement or the consummation of the Transaction (or any other time), and the opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of Renren’s, OPI’s SoFi’s, any other Portfolio Company’s or any Fund’s, or the ZenZone advertising agency business’ creditworthiness, tax advice, or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

In rendering the opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any of the officers, directors, or employees of Renren, OPI, SoFi, the other Portfolio Companies, the Funds or the ZenZone business or any class of such persons, relative to the amount of the Cash Dividend, or with respect to the fairness of any such compensation. Duff & Phelps expresses no opinion as to the fairness of the Transaction to the Eligible Shareholders acquiring OPI Shares in the Private Placement or any post-Transaction arrangements with respect to OPI.

The opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Transaction (including payment of the Cash Dividend) and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’s prior written consent. The opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Transaction; (iii) is not a recommendation as to how the Special Committee, the board of directors of Renren, OPI or any other person including any holder of Renren’s ordinary shares or ADSs should act with respect to any matters relating to the Transaction (including any decision to waive the Cash Dividend and receive the OPI Shares in the Private Placement), or whether to proceed with the Transaction or any element thereof or any related transaction, and (iv) does not indicate that the amount of the Cash Dividend (the calculation of which requires application of the Dividend Calculation Formula) is the best possibly attainable under any circumstances. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the opinion is based. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

76

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with the delivery of its opinion to the Special Committee. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Annex L. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Special Committee, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it in rendering the fairness opinion without considering all analyses and factors could create a misleading or incomplete view of the evaluation process underlying its opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’s own experience and judgment.

Valuation Summary

The “value of OPI” reflects the value of the assets and liabilities of OPI set forth below (each expressed as a range of value), giving effect to the Transaction as if it were consummated on April 23, 2018.

OPI’s principal assets are comprised of (1) Renren’s SoFi investment with a valuation range of US$269 million to US$328 million, (2) the other Investments (namely the other Portfolio Companies and the Funds) with a valuation range of US$380 million to US$412 million, and (3) the ZenZone business with a valuation range of US$27 million to US$35 million.

The valuation range of OPI’s principal assets is US$676 million to US$775 million.

In addition to OPI’s principal assets, the value of OPI also includes (1) cash of US$35 million (reflecting US$60 million to be loaned by SoftBank to OPI, net of US$25 million payable by OPI to Renren as part of the Transaction); and (2) offsetting liabilities and other amounts in respect of debts and accrued interest of US$218 million in respect of the Everbright Loan, the SoftBank Loan and the Renren Note; and (3) estimated present value of OPI post-Transaction overhead expenses of US$5 million to US$9 million.

Applying the foregoing, the value of OPI is US$483 million to US$587 million.

Valuation Methodology

Duff & Phelps classified the 44 Portfolio Companies (including SoFi) and 6 Funds into six categories based on various factors, including the financial performance and current financial situation of each Portfolio Company or Fund, the date of the most recent round of financing in each Portfolio Company or Fund, the type of investment, and other considerations, as described below.

(1) SoFi investment:

•	In estimating the value of Renren’s SoFi investment, Duff & Phelps:

77

◦	Reviewed the value indications of SoFi shares from SoFi’s various rounds of financing and the April 2017 third-party tender offer and concurrent last round of financing (described above in “Background and Fairness—Background”);

◦	Reviewed the value indications for SoFi shares from a recent third-party proposal;

◦	Reviewed SoFi’s historical financial performance and recent developments;

◦	Reviewed discounts observed in PIPE transactions and secondary market offering transactions (i.e., transactions in which the sales proceeds are paid to existing selling investors and not the company); and

◦	Considered such other factors as Duff & Phelps deemed appropriate.

•	Duff & Phelps used the price from SoFi’s most recent round of financing (conducted contemporaneously with the third-party tender offer) as a starting basis for the value of the SoFi investment.

•	Duff & Phelps then applied a discount to this value in estimating the value of the SoFi investment, as there is typically a discount associated with purchases and sales of large blocks of stock in private companies and secondary sale transactions for private companies.

(2) Other Portfolio Company and Fund Investments

(A) Category I investments:

•	10 investments;

•	All investments in Category I have already been written off by Renren and the book values of these investments were zero as of December 31, 2017;

•	For Credit Shop, Incorporated, Duff & Phelps used a range of zero (which is the current book value) at the low end to the value indicated by a valuation report issued by PwC at high end. For other investments in this category with ongoing operations and revenues, Duff & Phelps used a range of zero (which is the current book value) at the low end to 50% of the initial investment amount at the high end. Investments with no revenues or which are undergoing liquidation processes were included at their book values of zero.

(B) Category II investments:

•	8 investments;

•	Renren previously engaged various valuation firms (including the valuation arm of Duff & Phelps) to perform recent valuation analyses of these investments for financial reporting purposes;

78

•	Of the 8 Category II investments, the valuation arm of Duff & Phelps performed the valuation analyses for financial reporting purposes related to 4 investments: Omni Prime Inc., Crystal Company, SnowBall Finance Inc., and AutoGo Inc.; and

•	Duff & Phelps reviewed the valuation reports and adopted the current book value.

(C) Category III investments

•	18 investments (including 12 Portfolio Companies and 6 Funds);

•	All investments in this category have a valuation indication from a round of financing or a net asset value report (in the case of a Fund) within approximately one year; and

•	Duff & Phelps estimated the value of each of these investments using the valuations implied by the latest round of financing, latest transaction, latest trading price or net asset value reports, as applicable, of each Portfolio Company/Fund.

(D) Category IV investments

•	5 investments;

•	Because the investments in this category do not have a valuation indication from a recent round of financing or a recent valuation report for financial reporting purposes, Duff & Phelps applied a range of rates of return to the implied valuation from the latest round of financing in order to derive estimated valuation ranges for these investments. Based on the nature and stage of these investments, Duff & Phelps applied a range of rates of return of 20% to 30%.

(E) Category V investments

•	8 investments;

•	The investments in Category V include a convertible bond and investments in several Portfolio Companies that have had poor financial performance since the initial investments made by Renren;

•	For BlueBoard Inc., its book value, which reflects the initial investment amount, was used for the estimated value of the investment. For KoolRay Vision Inc., a range of zero at the low end to 50% of the current book value at the high end was used to estimate the value of the equity interest component and the initial investment amount was used to estimate the convertible bond component. For other investments in this category, Duff & Phelps used a range of zero at the low end to 50% of the current book value at the high end.

In addition, Duff & Phelps applied an overall discount to Category I Investments, Category II Investments, Category III Investments, Category IV Investments and Category V Investments based on considerations for marketability and control, the composition of the investment portfolio and other factors.

79

•	Duff & Phelps relied on the following methodologies in estimating the appropriate discount for the above investment portfolio:

◦	A review of private equity secondary market pricing data from secondary interest market intermediaries;

◦	An analysis of price to net asset value (“NAV”) for listed private equity investment companies; and

◦	A review of price to NAV indications for listed private equity indices.

•	Because much of the above investment portfolio consists of early-stage or venture capital investments, Duff & Phelps focused primarily on observed discounts to NAV for venture capital funds in selecting a discount to apply to these investments.

•	Based on the composition of the above investment portfolio and the observations and analysis referenced above (and detailed on the following pages), Duff & Phelps applied a discount to the Category I through Category V investment portfolio of 15%.

(3) The ZenZone business

For the ZenZone business, Duff & Phelps performed a discounted cash flow analysis of the estimated future unlevered free cash flows attributable to the advertising agency business for the fiscal years ending December 31, 2018 through December 31, 2021, with “free cash flow” defined as cash generated by the business that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of estimated future free cash flows utilizing a weighted average cost of capital as the applicable discount rate. For the purposes of its discounted cash flow analysis, Duff & Phelps utilized and relied upon the Management Projections.

Duff & Phelps estimated the net present value of all cash flows attributable to the advertising agency business after fiscal year 2021 (the “Terminal Value”) using a perpetuity growth formula assuming a 5.5% terminal growth rate, which took into consideration an estimate of the expected long-term growth rate of the Chinese economy and the advertising agency business’s business. Duff & Phelps used discount rates ranging from 16.00% to 19.00%, reflecting Duff & Phelps’s estimate of the advertising agency business’s weighted average cost of capital, to discount the projected free cash flows and the Terminal Value. Duff & Phelps estimated the advertising agency business’s weighted average cost of capital by estimating the weighted average of the advertising agency business’s cost of equity (derived using the capital asset pricing model) and the advertising agency business’s after-tax cost of debt. Duff & Phelps believes that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles.

Valuation Result

Based on the foregoing analysis, Duff & Phelps estimated the value of OPI is between US$483 million and US$587 million. Duff & Phelps’s opinion was only one of the many factors considered by the Special Committee in its evaluation and approval of the Transaction and should not be viewed as determinative of the views of the Special Committee. See “Background and Fairness.”

80

Cash Dividend

Renren shareholders who opt not to acquire, or are ineligible to acquire, OPI Shares in the Private Placement will receive the Cash Dividend equal in amount to the OPI Value per OPI Share issued and sold in the Private Placement. The Cash Dividend will be payable to all holders of Renren ordinary shares (including ordinary shares represented by ADSs) as of the Record Date who do not validly waive it. The Cash Dividend has been approved by the Special Committee and will be equal, per Renren ordinary share, to (1) the OPI Value of US$500 million divided by (2) the total number of OPI Shares issued to Eligible Shareholders in the Private Placement, rounded down to the nearest hundredth of a cent. See “Valuation”.

At the date of this Offering Circular, the total number of OPI Shares to be issued in the Private Placement is not known and hence the amount of the Cash Dividend also remains unknown, whether in the aggregate or on a per share or per ADS basis. However, as of April 1, 2018, Renren had 1,034,929,113 outstanding shares (comprised of 729,540,663 Class A and 305,388,450 Class B ordinary shares), and Renren has already received Contractual Commitments from Eligible Shareholders holding an aggregate of 820,273,132 ordinary shares of Renren (or approximately 79.3% of Renren’s outstanding shares as of April 1, 2018) to acquire an equivalent number of OPI Shares in the Private Placement in exchange for waiving their share of the Cash Dividend. We refer to the Eligible Shareholders who have signed Contractual Commitments as the Committed Shareholders.

Based on the figures above, and before deducting any depositary fees payable in connection with the payment of the Cash Dividend in respect of ADSs, we believe that:

•	the Cash Dividend will range from US$0.4831 per share (or US$7.2465 per ADS), if all shareholders (including ADS holders) of Renren validly elect to waive the Cash Dividend in respect of all of their Renren shares and ADSs, to US$0.6096 per share (or US$9.1440 per ADS), if no additional shareholders (including ADS holders) other than the Committed Shareholders validly elect to waive the Cash Dividend in respect of any of their Renren shares or ADSs; and

•	the aggregate amount of the Cash Dividend to be paid by Renren in the Transaction will range from zero, if all shareholders (including ADS holders) of Renren validly elect to waive the Cash Dividend in respect of all of their Renren shares and ADSs, to approximately US$131 million, if no additional shareholders (including ADS holders) other than the Committed Shareholders validly elect to waive the Cash Dividend in respect of any of their Renren shares or ADSs.

The payment of the Cash Dividend to ADS holders is subject to a Depositary fee of US$0.02 per ADS held as of the Record Date in respect of which the Offer is not validly accepted. You will not owe any fees to the Depositary in connection with either the Cash Dividend or the OPI Shares to the extent that you hold ordinary shares directly on Renren’s register of members.

81

Renren will make a separate announcement of the amount of the Cash Dividend payable per Renren ordinary share and the aggregate amount of the Cash Dividend to be paid by Renren in the Transaction on or before the Share Delivery Date.

Each shareholder of Renren that does not waive the Cash Dividend will receive an amount in the Cash Dividend equal to the number of ordinary shares of Renren (including ordinary shares represented by ADSs) held by that Eligible Shareholder as of the Record Date multiplied by the Cash Dividend payable per Renren ordinary share. In the case of a fraction, the aggregate amount payable to the shareholder will be rounded down to the nearest cent. The Cash Dividend will be paid on the Cash Delivery Date, which will be as soon as practicable after the Share Delivery Date.

The aggregate amount of the Cash Dividend to be paid by Renren in the Transaction will affect the trading price of Renren’s ADSs. See “Questions and Answers—31. What effect will the Transaction have on Renren’s ADS price?”

82

Directors, Senior Management and Employees

The following table sets forth information regarding OPI’s directors and executive officers. Joseph Chen became a director of OPI in September 2017 and the other directors and officers will be appointed on or after the Share Delivery Date.

Name	Age	Position/Title
Joseph Chen	48	Chairman and Chief Executive Officer
David Thévenon	44	Director
James Jian Liu	45	Chief Operating Officer
Thomas Jintao Ren	39	Chief Financial Officer

Joseph Chen is the founder of Renren. Mr. Chen has served as the chairman of Renren’s board of directors and its chief executive officer since its inception. Mr. Chen is a pioneer of China’s internet industry. Before founding Renren, Mr. Chen was the co-founder, chairman and chief executive officer of ChinaRen.com, a first-generation SNS in China and one of China’s most visited websites in 1999. He served as senior vice president for Sohu.com after ChinaRen.com was acquired by Sohu.com in 2000. Mr. Chen holds a bachelor’s degree in physics from the University of Delaware, a master’s degree in engineering from the Massachusetts Institute of Technology, and an M.B.A. degree from Stanford University.

David Thévenon is a partner at SoftBank Investment Advisers. He is also a director of Social Finance, Inc. He has 20 years of strategy and business development experience in the United States, the United Kingdom, and France, with expertise in the technology and telecom sectors. Previously, Mr. Thévenon had a long tenure at Google, as a senior director working with business development teams that manage global partnerships for Google products. Prior to Google, Mr. Thévenon held business development and finance roles at T-Mobile, Dell and Fujitsu. Mr. Thévenon holds a Master in Management from ESCEM School of Business and Management. He currently is a board director for several other companies, including Kabbage, Inc., Grab Inc., Ola Cabs (ANI Technologies Pvt. Ltd.) and Cloudminds Inc.

James Jian Liu has served as Renren’s director since January 2008 and as its chief operating officer since February 2006. Before joining Renren, he was the co-founder and chief executive officer of UUMe.com, one of the earliest social networking service websites in China. He served as product management director at Fortinet in its early years and held a senior product manager role at Siebel Systems. Mr. Liu started his career as a management consultant with the Boston Consulting Group in China. Mr. Liu holds a bachelor’s degree in computer science from Shanghai Jiao Tong University and an M.B.A. degree from Stanford University, where he was an Arjay Miller Scholar.

Thomas Jintao Ren has served as Renren’s chief financial officer since September 2015. Prior to rejoining Renren, Mr. Ren was the chief financial officer at Chukong Technologies. Mr. Ren was previously at Renren between 2005 and 2013, where he served as senior finance director. Prior to that, Mr. Ren had worked at KPMG for five years. Mr. Ren holds a bachelor’s degree in economics from Renmin University of China. He is a certified public accountant in China and the United States and a chartered professional accountant in Canada.

83

Share Incentive Plan

Before the Share Delivery Date, OPI’s board of directors will approve the Share Incentive Plan. The form of the Share Incentive Plan is attached to this Offering Circular as Annex P. Under the Share Incentive Plan, OPI may grant up to 136,786,121 share options and 6,284,763 restricted shares to directors, officers, employees and consultants of OPI and Renren. OPI will grant all of these share options and restricted shares immediately upon the approval of the Share Incentive Plan. The grantees include directors or employees of Renren who previously had been involved in the selection and/or management of the Investments at Renren or will be involved in the management of the Investments at OPI.

Each grantee will receive the same number and types of grants as the share incentive grants that he or she holds in Renren, and none of these grantees will receive any additional grants in excess of that number.

The distribution of the grants among the recipients is shown in the table below:

Name	Options	Restricted Shares
Joseph Chen	111,596,121	5,643,522
James Jian Liu	24,150,000	—
David Chao	510,000	43,725
Thomas Ren	—	153,780
Li Zengxin	—	112,500
Other employees	530,000	331,686
TOTAL	136,786,121	6,284,763

Since the number of shares issued by OPI to Eligible Shareholders in the Private Placement will depend on how many Eligible Shareholders accept the Offer, the dilution to shareholders of OPI from the incentive share option grants will likewise vary. If only Committed Shareholders accept the Offer, then the number of ordinary shares underlying the incentive share grants would represent approximately 14.9% of the ordinary shares of OPI on a fully diluted basis. If more Eligible Shareholders accept the Offer, then the percentage would be lower, though it would not fall below 12.1% even if every share of Renren were held by an Eligible Shareholder who accepted the Offer. The Cash Dividend payable per Renren ordinary share will be equal to the OPI Value divided by the total number of OPI Shares issued to Eligible Shareholders in the Private Placement. The denominator in this calculation only includes ordinary shares of OPI that are outstanding upon the closing of the Private Placement and does not include the grants that will be made under the Share Incentive Plan.

The exercise price for the share options will be the lower of the exercise price of the corresponding option held by the holder in Renren or the per share value of OPI used in calculating the amount of the Cash Dividend, provided that among the options to be granted to Mr. Joseph Chen, 39,752,430 share options will be granted with an initial exercise price of twice the per share value of OPI. At the time of their issuance, the majority of the OPI share options will have exercise prices that are lower than the per share value of OPI.

84

Each time that OPI distributes cash or other assets to its shareholders, other than pursuant to DCM’s and SoftBank’s (and Mr. Chen’s) right to early distributions of SoFi shares in kind, the exercise price on each outstanding OPI share option (whether vested or unvested) will be reduced on a per share basis by the per share amount of value distributed until the exercise price has reached zero. However, holders of options will not receive distributions of cash and assets with respect to options that have not been exercised, even if the exercise price of the options has been reduced to zero.

The following paragraphs describe the principal terms of the Share Incentive Plan. However, notwithstanding the terms of the Share Incentive Plan, the grant of any options for the issue of any shares except in accordance with the OPI Shareholders Agreement, the adoption or variation of any share option scheme, and any grants to management under any equity or compensation plan other than the adjustment of exercise price as allowed under the Share Incentive Plan are Member Reserved Matters that require special shareholder approval. See “Reserved Matters”.

Types of Awards and Exercise Prices. The plan permits the grant of options to purchase OPI’s Class A ordinary shares, restricted shares and restricted share units or any other type of awards that the plan administrator deems appropriate.

•	Options. Options provide for the right to purchase a specified number of OPI’s Class A ordinary shares at a specified price. Options include incentive share options, which are share options which satisfy the requirements of Section 422 of the Internal Revenue Code of 1986, and non-qualified share options, which do not satisfy these requirements.

•	Restricted Shares. Restricted shares represent the right to receive OPI’s Class A ordinary shares at a specified date in the future. On the maturity date, OPI will transfer to the participant one unrestricted, fully transferable Class A ordinary share for each restricted share.

Plan Administration. OPI’s board of directors or a committee of one or more members of the board of directors will administer the Share Incentive Plan.

Award Agreement. Awards granted under the Share Incentive Plan will be evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and OPI’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Vesting Schedule. The vesting schedule of the share options and restricted shares granted under this Share Incentive Plan will be the same as the vesting schedule of the corresponding share options and restricted shares granted to each such participant by Renren that remain outstanding prior to the closing of the Private Placement, which will be the effective time of the separation of OPI from Renren.

85

Transfer Restrictions. Subject to certain exceptions, awards for incentive share options, non-qualified share options and restricted share options may not be transferred, assigned, pledged, hypothecated or otherwise conveyed or encumbered by the award holders.

Amendment of the Share Incentive Plan. OPI’s board of directors or the committee administering the plan has the authority to amend the plan. However, any amendment requires the prior written approval of shareholders together holding no less than 75% of all votes attached to all issued shares, and no amendment may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The Board of Directors

OPI’s board of directors will consist of one director upon the completion of the Private Placement, who will be Mr. Joseph Chen. It is anticipated that two more directors will be appointed shortly after the completion of the Private Placement, pursuant to the special rights held by Mr. James Jian Liu and SoftBank. Mr. Chen has the right to nominate one director to the board of directors, and he is considered to have exercised this right to appoint himself as the initial director. Mr. Liu has the right to nominate one director to the board of directors of OPI for so long as he remains an officer of OPI. SoftBank has the right to nominate one director to the board of directors of OPI for so long as it continues to hold any shares of OPI. Furthermore, SoftBank is entitled to remove the elected directors nominated by Mr. Chen and Mr. Liu from the board, and to remove Mr. Chen and Mr. Liu from any management positions of OPI and/or its subsidiaries, and nominate replacements of its choice upon the occurrence of certain disabling conduct. See “Description of the OPI Shares—Removal of Directors” for more information. Other shareholders of OPI will have no power to change the composition of the board of directors.

A director is not required to hold any shares in OPI by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with OPI must declare the nature of his interest at a meeting of the directors. A director may vote in respect of any contract or transaction or proposed contract or transaction notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at the relevant board meeting at which such contract or transaction or proposed contract or transaction is considered. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party. None of OPI’s directors has a service contract with OPI that provides for benefits upon termination of employment.

The quorum for the transaction of business at any board meeting is two directors present at the board meeting, which will include the director nominated by SoftBank (and duly elected) until OPI has disposed of each shareholder’s pro rata share in SoFi and has completed the distribution of the proceeds of such disposal (or in-kind distribution of OPI’s equity securities in SoFi) to all shareholders to the satisfaction of SoftBank and DCM in their sole discretion. If within half an hour from the time appointed for a board meeting a quorum is not present, the meeting will be adjourned to the third business day after the date on which the original board meeting was convened at the same time and same place. If at the reconvened meeting, a quorum is not present within one hour from the time appointed for the meeting, then those directors present will constitute a quorum for the purposes of such further reconvened meeting. Directors may approve resolutions of directors in writing.

86

The powers of the board of directors are restricted by OPI’s memorandum and articles of association and the OPI Shareholders Agreement. See “Reserved Matters”.

Duties of Directors

Cayman Islands law does not prescribe by statute the specific duties of directors of Cayman Islands companies and therefore the duties of directors are dictated by common law. OPI’s directors have certain duties of care, diligence and skill as well as a fiduciary duty to act honestly and in good faith in the best interests of the company. The directors are not required to exhibit in the performance of their duties a greater degree of skill than may reasonably be expected from persons of their knowledge and experience. The directors must exercise reasonable care and diligence but will not be liable for errors of judgment and therefore they may rely upon opinions and advice of outsiders but must still exercise their business judgment based upon such advice. The fiduciary relationship of the directors is with OPI and they owe a fiduciary duty to OPI’s shareholders as a whole but usually not to any individual shareholder. In addition, OPI’s directors have a duty to act in good faith, which means they must act bona fide in the interests of the company. The directors must also use their powers for a proper purpose. If the directors take actions which are within their powers but for purposes other than those for which such powers were conferred, they may be personally liable. The directors are also required not to put themselves into a position where there is a conflict, actual or potential, between their personal interests and their duties to OPI or between their duty to OPI and a duty owed to another person. In fulfilling their duty of care to OPI, the directors must ensure compliance with OPI’s articles of association. OPI has the right to seek damages if a duty owed by the directors is breached.

Terms of Directors and Officers

OPI’s directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly elected or such time as they die, resign or are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will cease to be a director automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found by OPI to be or becomes of unsound mind; (iii) resigns his office by notice in writing to OPI; or (iv) is removed from office pursuant to any other provision of OPI’s articles of association.

The board of directors may appoint such officers as they may from time to time consider necessary upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such officers need not be directors of OPI. Subject to applicable law, the powers and duties of the officers of OPI are determined from time to time by the board of directors. Notwithstanding the foregoing, SoftBank is entitled to remove Mr. Chen and Mr. Liu from any management positions of OPI and/or its subsidiaries and nominate replacements of its choice upon the occurrence of certain disabling conduct. See “Description of the OPI Shares—Removal of Directors” for more information.

Employees

OPI has 49 employees as of March 31, 2018, including 3 members of senior management, 5 individuals who are involved in investment management and 41 individuals who are involved in the ZenZone business. OPI’s senior management and investment management teams are based in Beijing. The employees of the ZenZone business are based in Beijing, Shanghai and Guangzhou. OPI’s chief executive officer and chief operating officer will not receive any salary from OPI.

87

Description of the OPI Shares

OPI is a Cayman Islands exempted company and its affairs are governed by its memorandum and articles of association, as supplemented and amended from time to time, and the Companies Law (2016 Revision) of the Cayman Islands, as amended, which is referred to as the Companies Law below.

As of the date of this Offering Circular, OPI has one share issued and outstanding, which is owned by Renren. This share will be redeemed on the Share Delivery Date, simultaneously with the issuance of the ordinary shares of OPI to the Eligible Shareholders who have validly waived the Cash Dividend and elected to receive OPI Shares.

OPI has adopted new articles of association, which will take effect immediately prior to the issuance of the ordinary shares of OPI on the Share Delivery Date. OPI’s new articles of association are included as Annex A to this Offering Circular. All references to the articles of association of OPI in this Offering Circular are to the new articles of association.

The following are summaries of material provisions of OPI’s memorandum and articles of association and material provisions of the Companies Law insofar as they relate to the material terms of OPI’s ordinary shares and OPI’s memorandum and articles of association.

Authorized Share Capital

OPI’s authorized share capital consists of 3,000,000,000 Class A ordinary shares with a par value of US$0.001 each and 500,000,000 Class B ordinary shares with a par value of US$0.001 each.

Ordinary Shares

General. OPI’s ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights.

Dividends and Distributions. The holders of OPI’s ordinary shares are entitled to such dividends as may be declared by OPI’s board of directors subject to the Companies Law. The Companies Law provides, in summary, that dividends may be paid out of profits and/or OPI’s share premium account provided that in the case of OPI’s share premium account, no such distribution or dividend paid to OPI’s shareholders will cause OPI to be unable to pay OPI’s debts as they fall due in the ordinary course of OPI’s business. In addition, the Companies Law prevents OPI from offering OPI’s shares or securities to individuals within the Cayman Islands, which may limit OPI’s ability to distribute a dividend comprised of OPI’s shares or other securities. Please note that dividends and other distributions of OPI are subject to the restrictions in the Everbright Loan Documents, the SoftBank Loan Documents and the Renren Note Documents as described in “Debts and Warrant”, and also subject to the payment obligations discussed under “Priority of Payments” and the distribution rights described in “Distribution Rights”.

88

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In no event shall Class A ordinary shares be convertible into Class B ordinary shares. In addition, subject to certain limited exceptions, the following Class B ordinary shares shall be automatically converted into Class A ordinary shares:

•	any Class B ordinary shares held by Mr. Chen and Mr. Liu, if at any time Mr. Chen and Mr. Liu do not collectively hold at least 50% of the ordinary shares of OPI that they held as of the Share Delivery Date;

•	any Class B ordinary shares held by SoftBank and all entities that it directly or indirectly controls from time to time (the “SoftBank Group”), if at any time the SoftBank Group collectively does not hold at least 50% of the ordinary shares of OPI that it held as of the Share Delivery Date;

•	any Class B ordinary shares transferred by Mr. Chen other than to a member of his own family or to Mr. Liu;

•	any Class B ordinary shares transferred by Mr. Liu other than to a member of his own family or to Mr. Chen;

•	any Class B ordinary shares transferred by any member of the SoftBank Group other than to another member of the SoftBank Group;

•	any Class B ordinary shares held by Mr. Chen or a member of his family, if at any time Mr. Chen ceases to be an officer of OPI;

•	any Class B ordinary shares held by Mr. Liu or a member of his family, if at any time Mr. Liu ceases to be an officer of OPI;

•	any Class B ordinary shares held by any member of the SoftBank Group, if at any time it ceases to be a member of the SoftBank Group and SoftBank has no ownership interest in such holder; and

•	any Class B ordinary shares held by any member of the SoftBank Group, if at any time there is a change of control over SoftBank Group Corp.

Please see the OPI articles of association in Annex A for more details.

Voting Rights. In respect of matters requiring shareholders’ votes, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by any one of OPI’s directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least one-third of OPI’s voting power of OPI’s share capital. Advance notice of at least five days is required for the convening of OPI’s annual general meeting and other shareholders’ meetings.

89

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as an amendment to the memorandum and articles of association. A special resolution is also required for any matters approved at a special meeting of shareholders. Holders of the ordinary shares may effect certain changes by ordinary resolution, including altering the amount of OPI’s authorized share capital, consolidating and dividing all or any of OPI’s share capital into shares of larger amount than OPI’s existing share capital, and canceling any shares.

Note that all directors of the board of OPI will be nominated by specific shareholders as specified in OPI’s memorandum and articles of association and in the OPI Shareholders Agreement, and that the votes cast by other shareholders will not be sufficient to block the election of those nominees or to elect other nominees in their place. See “—The Board of Directors of OPI” for further information. In addition, two of the Committed Shareholders have negotiated special rights to block actions that the board of directors or other shareholders of OPI would otherwise have been free to approve. See “Reserved Matters”.

Transfer of Shares. Subject to the restrictions of OPI’s memorandum and articles of association, any of OPI’s shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by OPI’s board, and we will take all steps necessary to ensure that the transferee is entered on the register of members in order for the transfer to be effective. We understand that no further approval by any authority in the Cayman Islands will be required in order for the transfer of shares to be effective.

OPI’s memorandum and articles of association allows OPI’s directors to decline to register a transfer of any OPI Share which is not fully paid or on which OPI has a lien and to decline to recognize an instrument of transfer should it fail to comply with the form prescribed by OPI’s board or OPI’s transfer agent. Furthermore, OPI’s memorandum and articles of association state that OPI shall not register a transfer of legal title to shares if such transfer of shares would cause OPI to be required to register under the Exchange Act or to fail to qualify for the exemption from the definition of “investment company” in Section 3(c)(7) of the Investment Company Act.

Share Issuance. Unless otherwise agreed by Mr. Chen, SoftBank and DCM, any new shares issued will be Class A ordinary shares.

Pre-emptive Rights. Subject to certain limited exceptions, if OPI proposes to issue and allot any new shares, those new shares must be offered to Mr. Chen, Mr. Liu, SoftBank and DCM or each of their respective affiliates that hold shares of OPI on the same terms and at the same price as proposed to be offered to other persons.

Liquidation. On a liquidation winding up, distribution or payment will be made to the holders of ordinary shares. Consideration received by holders with respect to each Class B ordinary share and Class A ordinary share should be the same in any liquidation event. Assets available for distribution among the holders of ordinary shares will be distributed among the holders of the ordinary shares on a pro rata basis. If OPI’s assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by OPI’s shareholders proportionally.

90

Calls on Shares and Forfeiture of Shares. OPI’s board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

None of the OPI Shares issued in the Private Placement will have any amount unpaid.

Redemption of Shares. OPI may purchase its own shares (including any redeemable shares) in such manner and on such terms as the directors may agree with the relevant shareholder.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class will not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Annual Business Plan. A draft annual business plan for the coming financial year will be submitted to the shareholders no later than thirty calendar days prior to the end of each financial year of OPI. The annual business plan may be adopted by 75% of the votes attached to all outstanding shares but in addition must be approved by Mr. Chen, SoftBank and DCM. If an annual business plan is not adopted for any financial year within 30 calendar days of the start of such financial year, then the annual business plan previously adopted will continue to apply to the extent possible, and any member of the board of directors may propose changes to the annual business plan for approval by the shareholders.

Inspection of Books and Records. Holders of OPI’s ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of OPI’s list of shareholders or OPI’s corporate records, with the exception that, pursuant to statutory requirements, any of OPI’s creditors or shareholder may inspect OPI’s register of mortgages and charges, which includes details of any mortgage and change over OPI’s assets.

Removal of Directors

SoftBank will from time to time be entitled to remove the directors nominated by Mr. Chen and Mr. Liu from the board, and to remove Mr. Chen and Mr. Liu from any management positions of OPI and/or its subsidiaries and to nominate replacements of its choice, upon the occurrence of any of the following disabling conduct:

•	Mr. Chen or Mr. Liu becomes insolvent or is adjudicated bankrupt;

91

•	Mr. Chen or Mr. Liu or their representative is involved in fraud, bad faith, wilful misconduct or gross negligence which has or could have an adverse effect on OPI or any of its subsidiaries or investments;

•	Mr. Chen or Mr. Liu or their representative suffers any final conviction for any criminal conduct (other than motor vehicle violations) or for any breach of any applicable securities law provisions;

•	Mr. Chen or Mr. Liu, or (where such breach is attributable to the action or omission of Mr. Chen or Mr. Liu) OPI or any subsidiary of OPI, commits any material breach of the memorandum and articles of association of OPI, the OPI Shareholders Agreement, the Renren Lianhe Shareholders Agreement, the Services Agreement, or the constitutional document of any subsidiary;

•	Mr. Chen or Mr. Liu ceases to be involved with the business of OPI; or

•	Mr. Chen or Mr. Liu disposes of a majority of the OPI Shares that he owns as of the Share Delivery Date.

Mr. Chen, Mr. Liu, DCM and OPI agree to exercise all rights and powers available to them to support such removal and subsequent replacement with SoftBank’s nominee.

OPI Shareholders Agreement

The form of the OPI Shareholders Agreement is included as Annex B to this Offering Circular.

The OPI Shareholders Agreement will terminate with the prior written consent of all parties, upon which termination the parties will be discharged from all further obligations to each other under the OPI Shareholders Agreement, except for certain surviving provisions such as distributions and confidentiality sections. Such termination does not affect any claims or liability arising prior to such termination. The OPI Shareholders Agreement will cease to have effect in relation to a party if that party and its affiliates cease to hold any shares and such cessation was in accordance with the provisions of the agreement, but the surviving provisions of the agreement will continue to have effect and any claims or liability arising prior to such cessation will not be affected.

Renren Lianhe Shareholders Agreement

Renren Lianhe, an exempted company incorporated under the laws of the Cayman Islands, is a wholly-owned subsidiary of OPI. Pursuant to the Renren Lianhe Shareholders Agreement, to be entered into among OPI, Mr. Chen, Mr. Liu and Renren Lianhe on the Share Delivery Date, OPI holds ordinary shares in Renren Lianhe and each of Mr. Chen and Mr. Liu holds preference shares in Renren Lianhe. Renren Lianhe may not allot any new preference shares or any securities convertible into or carrying the right to subscribe for any preference shares. Mr. Chen and Mr. Liu must not, directly or indirectly, sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of the preference shares that they hold in Renren Lianhe without the prior written consent of OPI, SoftBank and DCM.

92

Pursuant to the Renren Lianhe Shareholders Agreement, Mr. Chen and Mr. Liu will cumulatively receive a 30% surplus return from Investments other than SoFi shares as compensation, subject to certain restrictions and conditions. See “Priority of Payments”. Mr. Chen will initially hold one Class A1 preference share and Mr. Liu will initially hold one Class A2 preference share in Renren Lianhe. Mr. Chen and Mr. Liu may from time to time, individually or collectively and at their sole discretion, elect that Renren Lianhe distribute a portion of the Management Carried Interest that would otherwise be received by Mr. Chen and Mr. Liu to certain employees of Renren Lianhe. Such distribution to the employees will fully satisfy Renren Lianhe’s obligation to distribute such amounts to Mr. Chen and Mr. Liu.

The form of the Renren Lianhe Shareholders Agreement is included as Annex C to this Offering Circular, and the form of the Renren Lianhe memorandum and articles of association is included as Annex D. The Renren Lianhe memorandum and articles of association will become effective immediately prior to the issuance of the ordinary shares of OPI on the Share Delivery Date, and the Renren Lianhe Shareholders Agreement will become effective immediately upon the issuance of those ordinary shares.

Exempted Company

OPI is an exempted company duly incorporated with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and privileges, including (a) an exempted company does not have to file an annual return of its shareholder with the Registrar of Companies, (b) an exempted company is not required to open its register of members for inspection, (c) an exempted company does not have to hold an annual general meeting, (d) an exempted company may in certain circumstances issue no par value, negotiable or bearer shares, and an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands. Furthermore, the Companies Law provides that the ownership of shares in Cayman Islands companies is determined by the entry of shareholders in a company’s statutory register of members.

93

United States Federal Income Tax Consequences to U.S. Holders

The following is a discussion of the principal United States federal income tax consequences of the Private Placement and Cash Dividend to U.S. Holders (defined below). This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing, temporary and proposed Treasury regulations thereunder, published positions of the Internal Revenue Service (the “IRS”), judicial decisions and other applicable authorities, all as currently in effect, and all of which are subject to change or differing interpretations, possibly with retroactive effect. Any such change could affect the accuracy of this discussion. The discussion does not address the effects of the Private Placement or Cash Dividend under any state, local, or foreign tax laws.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of ADSs or ordinary shares that is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (ii) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of Renren ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships or partners in a partnership holding Renren ADSs or ordinary shares should consult their own tax advisors regarding the tax consequences of the Private Placement to them.

This discussion assumes that all U.S. Holders hold their Renren ADSs or ordinary shares, and, if applicable, will hold OPI Shares, as capital assets within the meaning of Section 1221 of the Code. Further, this discussion does not constitute tax advice and does not address all aspects of United States federal income taxation that may be relevant to a particular shareholder in light of such shareholder’s personal investment circumstances or to shareholders subject to special treatment under the United States federal income tax laws, such as:

•	banks, insurance companies, broker-dealers or other financial institutions;

•	regulated investment companies, real estate investment trusts or grantor trusts;

•	tax-exempt organizations;

•	dealers in stocks or securities;

94

•	cooperatives;

•	persons who acquired Renren ADSs or ordinary shares through the exercise of options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons that hold Renren ADSs or ordinary shares as part of a hedge, straddle, constructive sale or conversion transaction or other risk reduction or integrated investment transaction;

•	persons who have a functional currency other than the United States dollar; or

•	individuals who are not citizens or residents of the United States, foreign corporations and other foreign entities.

ALL HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE PRIVATE PLACEMENT AND CASH DIVIDEND TO THEM, INCLUDING THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS AND REPORTING REQUIREMENTS IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AND THE EFFECT OF POSSIBLE CHANGES IN LAW THAT MIGHT AFFECT THE TAX CONSEQUENCES DESCRIBED HEREIN.

In connection with the Private Placement, Renren expects to receive an opinion from Skadden to the effect that the transfer of shares pursuant to the Private Placement should qualify as a tax-free distribution under Section 355 of the Code. The opinion will be based on, among other things, current law and factual representations and assumptions, as well as certain undertakings made by Renren and OPI. The failure of any of those representations or assumptions to be true, correct and complete in any material respect or the failure to comply with any undertaking, could adversely affect the conclusions therein. Opinions of counsel are not binding on the IRS or courts, and the IRS and applicable courts may not agree with the judgment, opinion or conclusions reached in the opinion. No assurance can be given that the IRS will not challenge the conclusions reflected herein or in the opinion or that a court would not sustain such a challenge.

Consequences of Accepting the Offer

Subject to the assumptions, limitations and qualifications referred to herein, if the Private Placement qualifies as a tax-free distribution under Section 355 of the Code, U.S. Holders who accept the Offer and receive OPI Shares generally should have the following United States federal income tax consequences upon receipt of such OPI Shares:

•	no gain or loss should be recognized by such U.S. Holders;

•	the aggregate tax basis of Renren ADSs or ordinary shares and OPI Shares in the hands of such U.S. Holders immediately after the Share Delivery Date should be the same as the tax basis of the Renren ADSs or ordinary shares immediately before the Share Delivery Date, allocated between the Renren ADSs or ordinary shares, on the one hand, and OPI Shares, on the other, in proportion to the fair market value of each on the Share Delivery Date; and

95

•	the holding period of the OPI Shares received by U.S. Holders should include the holding period for the Renren ADSs or ordinary shares on which the OPI Shares are delivered;

U.S. Holders who have acquired different blocks of Renren ADSs or ordinary shares at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, the Renren ADSs or ordinary shares and OPI Shares.

If the Receipt of OPI Shares Does Not Qualify as a Tax-Free Distribution

If the Private Placement does not qualify as a tax-free distribution, each U.S. Holder who receives OPI Shares in the Private Placement would generally be treated as a taxable distribution includible in the gross income of such U.S. Holder in an amount equal to the fair market value of the OPI Shares received. As discussed below, it is currently expected that Renren will be treated as a PFIC for the year of the Private Placement. In light of such treatment and Renren’s lack of dividend payments in prior years, U.S. Holders who have not a made a timely “qualified electing fund” election, or “QEF election,” or “mark-to-market” election would likely be subject to the PFIC “excess distribution” regime described below under “Passive Foreign Investment Company Considerations” with respect to the receipt of OPI Shares if the transfer of OPI Shares pursuant to the Private Placement does not qualify as a tax-free distribution.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as OPI, will be a PFIC for United States federal income tax purposes for any taxable year if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income is any income that would be foreign personal holding company income under the Code, including dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income, net gains from commodity transactions, net foreign currency gains and income from notional principal contracts. A company will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

OPI is expected to be treated as a PFIC for the tax year that includes the Share Delivery Date and subsequent years, and the rest of this discussion assumes such treatment. As a result of OPI’s PFIC status, OPI Shares held by U.S. Holders generally will continue to be treated as PFIC stock for all succeeding years during which the U.S. Holder holds such shares, unless the U.S. Holder makes a QEF election for the first taxable year in which the U.S. Holder owns OPI Shares and in which OPI is classified as a PFIC or a valid “mark-to-market” election is in effect. However, the mark-to-market election will not be available for so long as OPI Shares are not regularly traded on a qualifying stock exchange.

96

Absent a timely QEF election, U.S. Holders would generally be subject to special United States federal income tax rules that have a penalizing effect, regardless of whether OPI remains a PFIC, on (i) any “excess distribution” to U.S. Holders (which generally includes any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the OPI Shares) and (ii) any gain realized on the sale or other direct or indirect disposition, including a pledge, of OPI Shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the OPI Shares;

•	the amount allocated to the current taxable year would be taxable as ordinary income; and

•	the amounts allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and would be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

To the extent distributions from OPI are not considered “excess distributions,” U.S. Holders will be required to include the amount of such distribution in gross income as a dividend to the extent of the U.S. Holder’s pro rata share of OPI’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Such dividends will not be eligible for the reduced rate for qualified dividend income. To the extent cash received exceeds a U.S. Holder’s pro rata share of such current or accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in the OPI Shares to the extent of such basis, and thereafter as capital gain.

In addition, if any of OPI’s non-United States subsidiaries is also a PFIC, U.S. Holders would be treated as owning a proportionate amount (by value) of the shares of each such non-United States subsidiary (a “lower-tier PFIC”) and would be subject to the rules described above on certain distributions by and dispositions of lower-tier PFICs, even if such U.S. Holders do not receive the proceeds of those distributions or dispositions.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely QEF election with respect to its OPI Shares. If a U.S. Holder makes a timely QEF election, such U.S. Holder must include in income for each taxable year for which OPI is a PFIC that ends with or within the U.S. Holder’s taxable year its pro rata share of OPI’s ordinary earnings and net capital gain, if any, whether or not the ordinary earnings or net capital gain are distributed. Undistributed net capital gain may arise as a result of in-kind distributions of OPI’s equity securities in SoFi to DCM or SoftBank pursuant to special distribution rights described above under the section entitled “Distribution Rights,” as OPI will generally be required to recognize gain to the extent the fair market value of property distributed (including equity securities in SoFi) exceeds OPI’s tax basis in such property. OPI’s tax basis in property received from Renren pursuant to the Transaction should generally be determined by reference to Renren’s tax basis in such properties prior to the Transaction, adjusted for any gain required to be recognized on the transfer of such assets to OPI. An electing U.S. Holder’s basis in its OPI Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income previously subject to tax will result in a corresponding reduction in the U.S. Holder’s adjusted basis in the OPI Shares and will not be subject to tax again once distributed. A U.S. Holder that has made a timely QEF election generally will recognize capital gain or loss on the sale, exchange, or other disposition of OPI Shares. Gain or loss recognized on such sale, exchange or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the U.S. Holder’s holding period for such shares is more than one year. Preferential tax rates apply to long-term capital gain of a U.S. Holder that is an individual, estate, or trust that has made a QEF election.

97

A U.S. Holder makes a QEF election with respect to any year that OPI is a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. A QEF election made with respect to OPI will not apply to any subsidiary of OPI that is a PFIC – a QEF election must be made separately for each subsidiary. A U.S. Holder’s QEF election will not be effective unless OPI agrees to supply annually to the U.S. Holder a “PFIC Annual Information Statement” and permit the U.S. Holder access to certain information in the event of an audit by the IRS. OPI intends to make this statement available to U.S. Holders upon request and will permit access to such information.

U.S. Holders are urged to consult their tax advisors regarding the specific tax consequences of participating in the Private Placement, including the application of the PFIC rules and any information reporting obligations.

Consequences of the Cash Dividend

The receipt of the Cash Dividend by shareholders of Renren will generally be a taxable transaction to U.S. Holders for U.S. federal income tax purposes. We believe Renren was a PFIC for the past five taxable years ending on December 31st. Renren’s PFIC status for the current taxable year will not be determinable until after the close of the current taxable year. Because Renren currently holds a substantial amount of cash and other assets treated as passive for PFIC purposes, Renren expects to be treated as a PFIC for the current taxable year. Assuming such treatment and in light of Renren’s lack of dividend payments in prior years, for U.S. Holders who have not made a timely QEF or mark-to-market election:

•	Cash received by U.S. Holders should be treated as an “excess distribution” as described above under “Passive Foreign Investment Company Considerations,” provided the cash is not received with respect to Renren ADSs or ordinary shares acquired during the year of the Cash Dividend. As explained above, amounts allocated to the taxable year that includes the Cash Dividend and any taxable year prior to the first taxable year in which Renren is classified as a PFIC will be included in ordinary income. Amounts allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year and will be increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such other taxable year.

•	Cash received by a U.S. Holder with respect to Renren ADSs or ordinary shares acquired during the year of the Cash Dividend will be included in ordinary income as dividend income to the extent of the U.S. Holder’s pro rata share of Renren’s current or accumulated earnings and profits, as determined under United States federal income tax principles. Because Renren does not intend to calculate earnings and profits on the basis of United States federal income tax principles, such amounts will generally be treated as dividends for United States federal income tax purposes. Due to Renren’s PFIC status, such dividends will not be eligible for the reduced rate for qualified dividend income. To the extent cash received exceeds a U.S. Holder’s pro rata share of such current or accumulated earnings and profits, such amount will be treated first as a non-taxable return of capital, reducing the U.S. Holder’s tax basis in the Renren ADSs or ordinary shares to the extent of such basis, and thereafter as capital gain.

98

•	U.S. Holders who do not accept the Offer with respect to all of their Renren ADSs or Ordinary Shares should also be treated as indirectly disposing of their pro rata share of OPI Shares held by Renren immediately before the Share Delivery Date. For example, a U.S. Holder who owns 1% of the Renren ordinary shares (including Renren ordinary shares represented by ADSs) and does not waive any portion of the Cash Dividend should be treated as having indirectly disposed of 1% of the total OPI Shares as a result of the Private Placement. Under the rules applicable to dispositions of lower-tier PFICs described above under “Passive Foreign Investment Company Considerations,” such U.S. Holders should recognize an amount of gain equal to their pro rata portion of the gain that would be recognized by Renren if Renren sold all of its OPI Shares to a third-party for full fair market value immediately before the Share Delivery Date. Renren will make this information available to U.S. shareholders upon request.

U.S. Holders who have made a timely QEF or mark-to-market election will not be subject to the PFIC “excess distribution” regime on their receipt of the Cash Dividend. In addition, U.S. Holders who have made a timely QEF election will not be subject to tax on any portion of the Cash Dividend that represents earnings that were previously taxed under the QEF rules.

Information Reporting and Backup Withholding

U.S. Holders who receive cash pursuant to the Cash Dividend as an excess distribution will be required to report such excess distributions and any gain from the indirect disposition of OPI Shares on IRS Form 8621. U.S. Holders who accept the offer and receive OPI Shares pursuant to the Private Placement will be required to file an annual IRS Form 8621 with respect to such OPI Shares and other forms as may be required by the United States Treasury Department. Noncorporate U.S. Holders will also generally be subject to information reporting with respect to the Cash Dividend on IRS Form 1099 and may be subject to backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding. U.S. Holders that are required to establish their exempt status generally must provide such certification on an IRS Form W-9.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.

THE TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE PRIVATE PLACEMENT, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

99

How To Accept The Offer

If you hold ADSs through a broker or custodian that is a DTC Participant.

If you are an Eligible Shareholder and hold ADSs through a broker or custodian that is a participant in DTC (“DTC Participant”) and you want to accept the Offer, you will have to do each of the following no later than the Acceptance Deadline, which is 5:00 p.m. Eastern time on June 8, 2018:

1.       Instruct the DTC Participant to make a valid and timely Cash Dividend Waiver Election via DTC’s ATOP system and to make payment of the applicable Depositary fee of US$0.05 per ADS held as of the Record Date.

2.       Complete and sign the Amended and Restated Offer Acceptance Form and send the original signed form to OPI at the address provided in the form. A copy of the Amended and Restated Offer Acceptance Form is attached to this Offering Circular as Annex M.

3.       Complete and sign the Amended and Restated DTC Cash Dividend Waiver Election Form and send the original signed form to Renren at the address provided in the form. A copy of the Amended and Restated DTC Cash Dividend Waiver Election Form is attached to this Offering Circular as Annex N.

4.       Upload the personal financial information that is required by the Verification Agent to the Verification Agent’s website. Please note that you will not be able to complete this step until after the Verification Agent contacts you. See “The Verification Process” below for details on how to complete this procedure.

ALL OF THE ABOVE FORMS MUST BE RECEIVED AND ALL OF THE ABOVE STEPS MUST BE COMPLETED BEFORE THE ACCEPTANCE DEADLINE

In order for your acceptance of the Offer to be valid, you must continue to hold your ADSs as of the Record Date, which is after the Acceptance Deadline. Your acceptance of the Offer will be rejected to the extent you do not hold the Renren ADSs for which you accepted the Offer as of the Record Date.

To expedite the verification process, you may send a scan of your signed Amended and Restated DTC Cash Dividend Waiver Election Form in PDF form to Renren and a scan of your signed Amended and Restated Offer Acceptance Form in PDF form to OPI at the e-mail address provided in each form. However, Renren and OPI must still receive the original signed forms by the deadline, even if you have also sent PDFs.

The Depositary has arranged with DTC to establish the procedures through DTC’s ATOP corporate actions processing system for the Cash Dividend to be waivable upon election by DTC Participants on your behalf with respect to some or all of the ADSs you hold through DTC. When your DTC Participant makes an election via ATOP to waive the Cash Dividend as to any ADSs you hold, such ADSs will be immobilized in your brokerage or custodian account. The ATOP election is irrevocable once made. Once immobilized, your ADSs will not be available for settlement of any ADS sales you may enter into or any ADS cancellations. Any ADSs you purchase and that settle into your brokerage or custodian account after you make the ATOP election will not be included in the number of ADSs for which you have waived the Cash Dividend. A Depositary fee of US$0.05 per ADS held and in respect of which you make a valid acceptance of the Offer will be charged to your brokerage or custodian account.

CASH DIVIDEND WAIVER ELECTIONS AT DTC MUST BE SUBMITTED ON BEHALF OF EACH BENEFICIAL OWNER INDIVIDUALLY AND CANNOT BE AGGREGATED ACROSS CLIENTS OF DTC PARTICIPANTS.

OPI has arranged with the Verification Agent to contact you to verify your status as “accredited investor” upon OPI’s receipt of the Amended and Restated Offer Acceptance Form. If the Verification Agent is not able to verify your “accredited investor” status, your acceptance of the Offer and your Cash Dividend Waiver Election will be rejected.

100

If you hold ADSs other than through a DTC Participant.

If you are an Eligible Shareholder that is a registered holder of ADSs as of the Record Date and you want to accept the Offer, you will have to do each of the following no later than the Acceptance Deadline, which is 5:00 p.m. Eastern time on June 8, 2018:

1.       Complete and sign the Amended and Restated Offer Acceptance Form and send the original signed form to OPI at the address provided in the form. A copy of the Amended and Restated Offer Acceptance Form is attached to this Offering Circular as Annex M.

2.       Complete and sign the Amended and Restated Non-DTC Cash Dividend Waiver Election Form and send the original signed form to Renren at the address provided in the form. A copy of the Amended and Restated Non-DTC Cash Dividend Waiver Election Form is attached to this Offering Circular as Annex O.

3.       Upload the personal financial information that is required by the Verification Agent to the Verification Agent’s website. Please note that you will not be able to complete this step until after the Verification Agent contacts you. See “The Verification Process” below for details on how to complete this procedure.

4.       Pay the Depositary the applicable Depositary fee of US$0.05 per ADS held as of the Record Date in respect of which you accept the Offer via wire transfer to the following account of the Depositary:

Citibank

ABA 021000089

DDA 30515291

NY Dividend Master

Reference: Renren Optional Dividend

Attn: Jayne Whalen

ALL OF THE ABOVE FORMS MUST BE RECEIVED AND ALL OF THE ABOVE STEPS MUST BE COMPLETED BEFORE THE ACCEPTANCE DEADLINE

In order for your acceptance of the Offer to be valid, you must continue to hold your ADSs as of the Record Date, which is after the Acceptance Deadline. Your acceptance of the Offer will be rejected to the extent you do not hold the Renren ADSs for which you accepted the Offer as of the Record Date. Any ADSs registered in your name after you elect to waive the Cash Dividend will not be included in the number of ADSs for which you waived the Cash Dividend.

To expedite the verification process, you may send a scan of your signed Amended and Restated Non-DTC Cash Dividend Waiver Election Form in PDF form to Renren and a scan of your signed Amended and Restated Offer Acceptance Form in PDF form to OPI at the e-mail address provided in each form. However, Renren and OPI must still receive the original signed forms by the deadline, even if you have also sent PDFs.

Partial elections are permitted only with respect to whole ADSs held as of the Record Date. The Depositary will establish procedures for you to be able to elect to waive the Cash Dividend with respect to all or some of the ADSs you hold as of the Record Date. If you decide to accept the Offer as to some but not all of the ADSs you hold other than through a DTC Participant, you must specify the number of such ADS you hold as of the Record Date in respect of which you elect to accept the Offer and waive the Cash Dividend.

OPI has arranged with the Verification Agent to contact you to verify your status as “accredited investor” upon OPI’s receipt of the Amended and Restated Offer Acceptance Form. If the Verification Agent is not able to verify your “accredited investor” status, your acceptance of the Offer and your Cash Dividend Waiver Election will be rejected.

101

If you hold ordinary shares of Renren that are not represented by ADSs

If you are an Eligible Shareholder that holds ordinary shares of Renren not represented by ADSs and you want to accept the Offer, you will have to do each of the following no later than the Acceptance Deadline, which is 5:00 p.m. Eastern time on June 8, 2018:

1.       Complete and sign the Amended and Restated Offer Acceptance Form and send the original signed form to OPI at the address provided in the form. A copy of the Amended and Restated Offer Acceptance Form is attached to this Offering Circular as Annex M.

2.       Complete and sign the Amended and Restated Ordinary Share Cash Dividend Waiver Election Form and send the original signed form to Renren at the address provided in the form. A copy of the Amended and Restated Ordinary Share Cash Dividend Waiver Election Form is attached to this Offering Circular as Annex P.

3.       Upload the personal financial information that is required by the Verification Agent to the Verification Agent’s website. Please note that you will not be able to complete this step until after the Verification Agent contacts you. See “The Verification Process” below for details on how to complete this procedure.

ALL OF THE ABOVE FORMS MUST BE RECEIVED AND ALL OF THE ABOVE STEPS MUST BE COMPLETED BEFORE THE ACCEPTANCE DEADLINE

In order for your acceptance of the Offer to be valid, you must continue to hold your ordinary shares as of the Record Date, which is after the Acceptance Deadline. Your acceptance of the Offer will be rejected to the extent you do not hold the Renren shares for which you accepted the Offer as of the Record Date. Any ordinary shares registered in your name after you elect to waive the Cash Dividend will not be included in the number of ordinary shares for which you waived the Cash Dividend.

To expedite the verification process, you may send a scan of your signed Amended and Restated Ordinary Share Cash Dividend Waiver Election Form in PDF form to Renren and a scan of your signed Amended and Restated Offer Acceptance Form in PDF form to OPI at the e-mail address provided in each form. However, Renren and OPI must still receive the original signed forms by the deadline, even if you have also sent PDFs.

If you hold ordinary shares of Renren not represented by ADSs, you may accept the Offer and waive the Cash Dividend with respect to all or some of the ordinary shares you hold as of the Record Date, in which case you must specify the number of ordinary shares you hold as of the Record Date in respect of which you elect to accept the Offer and waive the Cash Dividend.

OPI has arranged with the Verification Agent to contact you to verify your status as “accredited investor” upon OPI’s receipt of the Amended and Restated Offer Acceptance Form. If the Verification Agent is not able to verify your “accredited investor” status, your acceptance of the Offer and your Cash Dividend Waiver Election will be rejected.

If you hold ADSs and/or ordinary shares in different places or different ways

If you have ADSs and/or ordinary shares that you hold in different places or in different ways and you wish to accept the Offer, you must follow the procedure applicable to each set of ADSs and/or ordinary shares that you hold, as described above.

If there are multiple owners of ordinary shares or ADSs of Renren

If there are multiple owners of an ordinary share or ADS of Renren, then each owner must sign and send Renren his, her or its own separate Cash Dividend Waiver Election Form of the appropriate type (as detailed above) covering those ordinary shares or ADSs and each owner must sign his, her or its own separate Amended and Restated Offer Acceptance Form. The waiver and acceptance are only valid if all owners validly complete and send Renren the required forms. If multiple owners validly accept the Offer, the OPI Shares will be registered in the names of all of the owners collectively on the register of members of OPI.

102

Definitions of Accredited Investor and Qualified Purchaser

The term “accredited investor” is defined in Rule 501(a) under the Securities Act of 1933 as follows:

(a) Accredited investor. Accredited investor shall mean any person who comes within any of the following categories, or who the issuer reasonably believes comes within any of the following categories, at the time of the sale of the securities to that person:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse, exceeds $1,000,000.

(i) Except as provided in paragraph (a)(5)(ii) of this section, for purposes of calculating net worth under this paragraph (a)(5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

103

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (a)(5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in § 230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors.

The term “qualified purchaser” is defined under Section 2(a)(51) of the Investment Company Act as follows:

(A) “Qualified purchaser” means—

(i) any natural person (including any person who holds a joint, community property, or other similar shared ownership interest in an issuer that is excepted under section 80a-3(c)(7) of this title with that person’s qualified purchaser spouse) who owns not less than $5,000,000 in investments, as defined by the Commission;

(ii) any company that owns not less than $5,000,000 in investments and that is owned directly or indirectly by or for 2 or more natural persons who are related as siblings or spouse (including former spouses), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons;

(iii) any trust that is not covered by clause (ii) and that was not formed for the specific purpose of acquiring the securities offered, as to which the trustee or other person authorized to make decisions with respect to the trust, and each settlor or other person who has contributed assets to the trust, is a person described in clause (i), (ii), or (iv); or

104

(iv) any person, acting for its own account or the accounts of other qualified purchasers, who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in investments.

(B) The Commission may adopt such rules and regulations applicable to the persons and trusts specified in clauses (i) through (iv) of subparagraph (A) as it determines are necessary or appropriate in the public interest or for the protection of investors.

(C) The term “qualified purchaser” does not include a company that, but for the exceptions provided for in paragraph (1) or (7) of section 80a-3(c) of this title, would be an investment company (hereafter in this paragraph referred to as an “excepted investment company”), unless all beneficial owners of its outstanding securities (other than short-term paper), determined in accordance with section 80a-3(c)(1)(A) of this title, that acquired such securities on or before April 30, 1996 (hereafter in this paragraph referred to as “pre-amendment beneficial owners”), and all pre-amendment beneficial owners of the outstanding securities (other than short-term paper) of any excepted investment company that, directly or indirectly, owns any outstanding securities of such excepted investment company, have consented to its treatment as a qualified purchaser. Unanimous consent of all trustees, directors, or general partners of a company or trust referred to in clause (ii) or (iii) of subparagraph (A) shall constitute consent for purposes of this subparagraph.

Please consult your legal advisor if you are unclear about the meanings of these definitions.

105

The Verification Process

OPI is offering the OPI Shares to prospective investors pursuant to Rule 506(c) of Regulation D under the Securities Act, which permits OPI to utilize general solicitation and general advertising for the offering. Under the requirements of Rule 506(c), all purchasers of the OPI Shares must be “accredited investors” as defined in Regulation D and OPI must take all reasonable steps to verify that all such purchasers are accredited investors. As a result, you must provide sufficient financial information for OPI to have a reasonable basis to believe that you are an accredited investor.

In order to assist OPI in verifying your accredited investor status, OPI has engaged VerifyInvestor.com, an independent, third-party verification service, to serve as the Verification Agent and conduct the accredited investor verification review on OPI’s behalf.

You must fill out and sign the applicable Cash Dividend Waiver Election Form and send the original signed form to Renren at the address provided in the instructions. In addition, you may send a scan of the signed Cash Dividend Waiver Election Form in PDF form to Renren at the e-mail address provided in the form to expedite the process, but you must still send the original signed form as well.

After Renren receives your signed Cash Dividend Waiver Election Form, it will provide your e-mail address to the Verification Agent. You will receive an e-mail from the Verification Agent to the e-mail address indicated in your Cash Dividend Waiver Election Form, directing you to the Verification Agent’s website at VerifyInvestor.com where you will be asked certain questions which may require you to disclose certain personal or corporate financial or other information. The e-mail will come from support@verifyinvestor.com with the subject heading “Verification requested by Oak Pacific Investment”. Please do NOT ignore this e-mail or you will be unable to purchase the OPI Shares. If you do not receive this e-mail within 24 hours after your Cash Dividend Waiver Election Form has reached Renren, please check your spam filter and if necessary contact the Information Agent.

After you have uploaded the information requested by the Verification Agent to its website, the Verification Agent will review the information and verify your status to OPI. OPI will not review your information directly itself.

106

Where You Can Find Additional Information

Renren is subject to the periodic reporting and other informational requirements of the Exchange Act and to the rules of the New York Stock Exchange. Renren’s public announcements regarding the Transaction will be furnished to the SEC on Form 6-K and may be accessed at www.sec.gov or on Renren’s investor relations website at ir.renren-inc.com. This Offering Circular, including the annexes, has been posted on Renren’s website at ir.renren-inc.com. The information on Renren’s website is not part of this Offering Circular.

OPI is not subject to periodic reporting or other informational requirements imposed by any securities regulator or stock exchange. If you become a shareholder of OPI, you may contact OPI at the contact information that will be provided to you after your shares have been issued.

If you have any questions or need further information about the Offer or the Transaction in general, please contact Georgeson LLC, the information agent, at (800) 509-1078 or by e-mail at Renren@georgeson.com.

107

Index of Annexes

The following documents are included as annexes to this Offering Circular.

Annex	Document
A	Form of OPI Memorandum and Articles of Association
B	Form of OPI Shareholders Agreement
C	Form of Renren Lianhe Shareholders Agreement
D	Form of Renren Lianhe Memorandum and Articles of Association
E	Form of Separation and Distribution Agreement
F	Form of Services Agreement
G	Senior Secured Promissory Note (Clear Light Ventures Limited)
H	Warrant (Clear Light Ventures Limited)
I	Form of Secured Promissory Note (SoftBank)
J	Form of Secured Promissory Note (Renren)
K	Tripartite Deed of Subordination
L	Fairness Opinion
M	Amended and Restated Offer Acceptance Form
N	Amended and Restated DTC Cash Dividend Waiver Election Form
O	Amended and Restated Non-DTC Cash Dividend Waiver Election Form
P	Amended and Restated Ordinary Share Cash Dividend Waiver Election Form
Q	Form of Share Incentive Plan

108

Annex A

Form of

THE COMPANIES LAW (AS REVISED)

Amended and Restated

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

OF

OAK PACIFIC INVESTMENT

(as amended and restated by Special Resolution dated April 27, 2018 and effective conditional and immediately prior to the completion of the Company-Renren Separation)

THE COMPANIES LAW (AS REVISED)

Amended and Restated

MEMORANDUM OF ASSOCIATION

OF

OAK PACIFIC INVESTMENT

(as amended and restated by Special Resolution dated April 27, 2018 and effective conditional and immediately prior to the completion of the Company-Renren Separation)

1	The name of the Company is Oak Pacific Investment.

2	The registered office will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other place in the Cayman Islands as the Directors may from time to time decide.

3	Subject to the Shareholders Agreement, the only business of the Company shall be to conduct the Business (as defined in the Articles).

4	The Company shall have and be capable of exercising all the powers of a natural person of full capacity as provided by law.

5	The liability of the Members is limited to the amount (if any) unpaid on their shares.

6	The authorised share capital of the Company is USD 3,500,000 divided into 3,500,000,000 ordinary shares of par value USD 0.001 each (Ordinary Shares), of which 3,000,000,000 are designated as Class A Ordinary Shares and 500,000,000 are designated as Class B Ordinary Shares.

7	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to apply for deregistration in the Cayman Islands.

8	Capitalised terms that are not defined herein bear the same meaning given to them in the Articles of Association of the Company.

THE COMPANIES LAW (AS REVISED)

AMENDED AND RESTATED

ARTICLES OF ASSOCIATION

OF

OAK PACIFIC INVESTMENT

(as amended and restated by Special Resolution dated ____________, 2018)

INTERPRETATION

1.	Table A of the First Schedule to the Law shall not apply to the Company.

2.	In these Articles, the following terms shall have the following meanings unless the context otherwise requires:

Affiliate: with respect to any specified Person, any other Person that directly or indirectly, whether or not through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, including any investment fund in respect of which the specified Person or a Person controlling or under common control with such Person directly or indirectly controls, manages or advises or acts as a general partner or managing partner or in any similar capacity. For the purposes of these Articles, control, when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, an investment management mandate, or otherwise, and the terms controlling and controlled have meanings correlative to the foregoing. For the purposes of these Articles, David Chao shall be considered an Affiliate of DCM;

Annual Business Plan: the annual business plan and budget of the Company in respect of the Business (except the ZenZone Business), as revised from time to time in accordance with Article 116;

Articles: these amended and restated articles of association of the Company as amended or supplemented from time to time by Special Resolution;

Auditors: the auditors for the time being of the Company (if any);

Board: the board of directors of the Company;

Board Meeting: a meeting of the Board that is duly convened and held in accordance with these Articles;

Board Reserved Matter: any of the following:

(a)	any acquisition, disposition or restructuring of assets (including in respect of the SoFi Investment);

(b)	the incurrence of any capital expenditure in excess of USD 1 million in a single transaction or a series of related transactions in any 12-month period;

(c)	the provision of any loans or guarantees in excess of USD 1 million, in a single transaction or a series of related transactions in any 12-month period;

(d)	the incurrence of any debt or guarantees in excess of USD 1 million, in a single transaction or a series of related transactions in any 12-month period, other than the loans obtained by the Company under the SB Loan Documents and the Renren Loan Documents;

1

(e)	any votes to be exercised either at the board or shareholder level by the Company or any Subsidiary in respect of any Portfolio Company as long as the Company or relevant Subsidiary's investment in such Portfolio Company represents at least 20% of the total assets of the Company;

(f)	any change to the distribution policy, accounting policies, valuation policy, leverage policy, risk management policies and other similar policies applicable to the Company or any Subsidiary;

(g)	the approval of the Company's annual financial statements;

(h)	the appointment of, and changes to the terms applicable to, significant service providers including without limitation Renren (as service provider under the Services Agreement), the Auditors, tax advisors and appraisers;

(i)	the entry into any foreign exchange contracts, interest rate swaps or other derivative instruments in excess of USD 1 million in a single transaction or a series of related transactions in any 12-month period;

(j)	any direct or indirect transfer of Shares or other equity securities (including the creation of any Encumbrance or other transfer of any rights and interests or the granting of any economic participation therein) by the Management (any transfer in contravention of this provision shall be void, and the Board and the Company shall not register such transfer);

(k)	the initiation, withdrawal or settlement of any Proceedings, except where (i) such Proceedings are not material to the Company or any of its investments, (ii) such Proceedings do not involve any Member or shareholder of any of the Company's Portfolio Companies, and (iii) the amount in dispute is not over USD 1 million;

(l)	any change to the composition of senior management or their terms of employment including compensation such as grants to management under any equity incentive or compensation plan other than the adjustment of exercise price pursuant to clause 11.4 of the Shareholders Agreement;

(m)	any material change in the nature or scope of the Business;

(n)	any proposed listing of equity securities of the Company on any securities exchange;

(o)	the entry into any agreement that restricts the Company or any Subsidiary's freedom to conduct its business, including with respect to its ability to freely dispose of any of its assets;

(p)	the entry into or amendment of any other material contract including any agreement that is (i) outside the ordinary course, (ii) not on an arm's length basis, (iii) unusual or onerous, or (iv) contemplated to have income or payments in excess of USD 1 million in the aggregate, in a single transaction or a series of related transactions in any 12-month period;

(q)	other than (i) the security to be granted to SBGCL under the SB Loan Documents and to Renren under the Renren Loan Documents, (ii) any transfer of SoFi Shares pursuant to any exercise of the EB Warrant, (iii) any exercise by DCM of its rights under Article 101.1 in accordance with the terms of Article 101.1, and (iv) any exercise by SB of its rights under Article 101.2 in accordance with the terms of Article 101.2, any matter or decision which relates to the Company's investment in SoFi, including but not limited to any exercise of voting or other rights and powers by the Company or any of its Subsidiaries, either in its capacity as a SoFi shareholder or acting through its representative on SoFi's board of directors, in respect of the Company's investment in SoFi, any direct or indirect dealing by the Company of its investment in SoFi, the creation of any Encumbrance over the Company's investment in SoFi, and any distribution of any SoFi equity securities or the distribution of any proceeds from any dealing by the Company of its investment in SoFi;

2

(r)	any grant of an award, or modification of an award previously granted, pursuant to the Share Option Plan;

(s)	the amendment of any Transaction Documents; and

(t)	any agreement to do any of the foregoing,

provided that (a) any matter which is within the scope of the ZenZone Business shall not be a Board Reserved Matter as long as such matter does not relate to, require any action by, or otherwise affect, the Company, any Subsidiary other than the Zhenzhong Subsidiaries, SoFi (as applicable) or any Portfolio Company, and (b) any Board Reserved Matter which is also a Member Reserved Matter shall only require the Reserved Matter Consent and shall not also require approval of the Directors in accordance with Article 77.

Business: (i) operating the ZenZone Business; (ii) the holding of securities in SoFi, Renren Lianhe and Portfolio Companies as identified in Schedule 1 hereto; (iii) the holding of securities issued by such other Persons as from time to time approved in accordance with the Shareholders Agreement and these Articles; provided, however, that OPI may make additional investments up to (x) US$2 million as set forth in Schedule 2, and (y) US$5 million in the aggregate including the additional investment referred to in (x), and (iv) the management and orderly distribution or disposition of investments specified in (ii) and (iii) to achieve maximum profit for the Members;

Business Day: a day (other than a Saturday or Sunday or other day on which commercial banks are authorised or required by law to close) on which commercial banks are open for the transaction of normal banking business in the United States, the United Kingdom, Hong Kong, Japan and the Cayman Islands;

Catch-Up Ratio: has the meaning given in Article 101.4.2(i);

Change of Control: with respect to a Person, the occurrence of any of the following, whether in a single transaction or in a series of related transactions: (A) an amalgamation, arrangement, merger, consolidation, scheme of arrangement or similar transaction (i) in which such Person is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which such Person is incorporated or (ii) as result of which the holders of the voting securities of such Person as of the date hereof do not hold more than 50% of the combined voting power of the voting securities of the surviving entity, or (B) sale, transfer or other disposition of all or substantially all of the assets of such Person (including without limitation in a liquidation, dissolution or similar proceeding); provided, however, with respect to SoftBank Group Corp., an event is not a "Change of Control Event" if after the occurrence of such event, Mr. Masayoshi Son continues to hold no less than 5% of the total issued and outstanding share capital of SoftBank Group Corp. or the surviving entity (as the case may be);

Class A Ordinary Shares: class A Ordinary Shares of US$0.001 par value each in the capital of the Company which carry the rights set forth in the Shareholders Agreement and these Articles;

Class B Ordinary Shares: class B Ordinary Shares of US$0.001 par value each in the capital of the Company which carry the rights set forth in the Shareholders Agreement and these Articles;

Class B Member: any holder of Class B Ordinary Shares from time to time;

clear days: in relation to the period of a notice that period excluding the day on which the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

3

Clear Light: Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company, which is wholly owned by China Everbright Limited;

Company: the above named company;

DCM: DCM III, L.P., DCM III-A, L.P., and DCM Affiliates Fund III, L.P., all of which are companies incorporated as limited partnerships under the Laws of the state of Delaware and their Affiliates;

DCM Initial SoFi In-Kind Distribution: has the meaning set out in Article 101.1;

DCM Initial SoFi Shares: in relation to DCM, a total of 1,283,710 SoFi Shares, consisting of 182,077 Series F SoFi Shares, 29,362 Series E SoFi Shares, 138,615 Series D SoFi Shares and 933,656 Series B SoFi Shares;

Directors: the directors for the time being of the Company;

Disabling Conduct: has the meaning set out in Article 72.3;

Distributable Proceeds: as of any date of determination, proceeds (other than SoFi Proceeds) received by the Company in respect of a Portfolio Investment, including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or in respect of, a Portfolio Investment;

EB Warrant: the warrant dated issued by Renren SF to Clear Light;

Electronic Record: has the same meaning as in the Electronic Transactions Law (as revised) of the Cayman Islands;

Encumbrance: (i) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law and (ii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favour of any Person;

Everbright Loan Documents means (i) the Subscription Agreement dated entered into by and among the Company, Renren, Renren Lianhe, Renren SF and Clear Light, (ii) the Senior Secured Promissory Note dated issued by Renren Lianhe to Clear Light, (iii) the EB Warrant dated issued by Renren SF in favour of Clear Light, (iv) the Equitable Mortgage Over Shares in Social Finance, Inc., dated by and between Renren SF and Clear Light and (v) the Subordination Deed;

Exchange Act: the United States Securities Exchange Act of 1934, as amended;

Financial Year: has the meaning set out in Article 116.2;

Fully Diluted Basis: when calculating the number of Shares as of a determination date, the sum of (a) the total number of issued and outstanding Ordinary Shares as of such determination date plus (b) the total number of Shares into which any outstanding (as of such determination date) preferred shares, debentures, options, warrants, convertible securities or other rights convertible, exercisable or exchangeable for Shares are convertible, exercisable or exchangeable, as the case may be;

Insolvency Event: a Person:

(a)	becoming insolvent or unable to pay its debts as they fall due or being adjudicated bankrupt;

4

(b)	having any judgment or order against it which is not stayed or complied with within fourteen (14) days; any execution, sequestration or other enforcement action or any analogous or similar procedure in any jurisdiction or any other form of legal process being commenced against a material part of the assets of the Person and not being discharged within seven (7) days; having any steps taken to enforce any security over any assets of the Person;

(c)	being dissolved or entering into liquidation, provisional liquidation, administration, administrative receivership, receivership, a voluntary arrangement, a scheme of arrangement with creditors, any analogous or similar procedure in any jurisdiction or any other form of procedure relating to insolvency, reorganisation or dissolution in any jurisdiction;

(d)	ceasing to carry on business, stopping payment of its debts or any class of them, or entering into any compromise or arrangement in respect of its debts or any class of them, or taking any step to do any of those things; or

(e)	having all or substantially all of its assets subject to attachment, sequestration, execution or any analogous or similar procedure in any jurisdiction or any other form of procedure relating to the enforcement of legal or equitable security or charge in any jurisdiction and that procedure not being terminated or discharged within fourteen (14) days;

Junior Debt: has the meaning set out in Article 101.4.1;

Law: the Companies Law (as revised) of the Cayman Islands;

Management: each of Mr. Chen and Mr. Liu;

Management Family Members: with respect to each Management at any given time, such Management and his spouse and children at such time, collectively;

Member: has the same meaning as in the Law;

Member Reserved Matter: any of the following:

(a)	the adoption of, amendment of, or deviations from, the Annual Business Plan;

(b)	any merger, spinoff or any form of recapitalization, reorganization, liquidation or dissolution;

(c)	the declaration and payment of any dividend or any other distributions in any form (except in respect of the SoFi Investment pursuant to Articles 101.1, 101.2, 101.3 and 101.4);

(d)	any alteration to share capital or rights attaching to Shares or the shares of any Subsidiary;

(e)	the creation, allotment, issuance, repurchase or redemption of any Shares, the grant of any options for the issuance of any Shares or the issuance of any New Securities or debt securities, except in accordance with the Shareholders Agreement;

(f)	the adoption or variation of any share option scheme;

(g)	the creation of or permission to create or suffer to subsist any mortgage, pledge, charge or other Encumbrance or third party interest on any assets other than the security over certain SoFi Shares created under the SB Loan Documents and the Renren Loan Documents;

(h)	any change to the size, composition or compensation of the Board or the board of any Subsidiary or the delegation of any powers by the Board or the board of any Subsidiary;

(i)	any amendment or modification of the Memorandum and Articles or other governing documents;

5

(j)	the entry by the Company, any Subsidiary, any Portfolio Company or any of their respective Affiliates into material transactions with SB, Renren Lianhe, DCM, the Management or their respective Affiliates (for this item (j) any Members interested in the proposed transaction shall not be entitled to vote, and the Reserved Matter Consent required shall be the prior written approval from Members holding no less than 75% of all votes attached to all Shares held by the remaining Members), except to the extent such transactions are contemplated under the Shareholders Agreement or any other Transaction Document including the exercise of the rights of DCM under Article 101.1 or SB under Article 101.2, which, if exercised in accordance with the terms of Article 101.1 by DCM or Article 101.1 by SB, shall require no further action or approval of the Members under these Articles;

(k)	any incurrence of, modification of terms of, extension of any maturity, or prepayment of material indebtedness, including under the Everbright Loan Documents, SB Loan Documents and the Renren Loan Documents, but not including mandatory prepayment of the indebtedness under the Everbright Loan Documents, SB Loan Documents and the Renren Loan Documents;

(l)	any approval by the Company of any direct or indirect sale, pledge, encumbrance, assignment, transfer or other disposal of any shares of Renren Lianhe Holdings held by Management;

(m)	any change to the composition of senior management or their terms of employment, including compensation such as grants to management under any equity or compensation plan other than the adjustment of exercise price pursuant to clause 11.4 of the Shareholders Agreement;

(n)	approval by the Company of the grant of any salary or consulting fees to any employee or service provider in excess of US$500,000; and

(o)	any agreement to do any of the foregoing;

provided that any matter which is within the scope of the ZenZone Business (to the extent such matter does not relate to, require any action by or otherwise affect the Company, any Subsidiary other than the Zhenzhong Subsidiaries, SoFi (as applicable), or any Portfolio Company) shall not be a Member Reserved Matter.

Memorandum: the amended and restated memorandum of association of the Company for the time being;

Month: a calendar month;

Mr. Chen: Mr. Joseph Chen, a citizen of the United States with passport number [x];

Mr. Liu: Mr. James Jian Liu, a citizen of the People's Republic of China with passport number [x];

New Indebtedness: indebtedness of the Company (for the avoidance of doubt, indebtedness arising pursuant to the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents shall not be New Indebtedness);

New Issuance: any issuance of New Securities or incurrence of New Indebtedness;

New Securities: any Shares and any securities convertible, exerciseable or exchangeable into, or carrying the right to subscribe for, any Shares, and any debt, whether or not convertible or exchangeable into Shares;

Option: has the meaning set out in the Share Option Plan;

Ordinary Resolution: a resolution:

(a)	passed by a simple majority of such Members as, being entitled to do so, vote in Person or by proxy, at a duly convened general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

6

(b)	a written resolution signed by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

Ordinary Share: means an ordinary share in the capital of the Company;

Pending Director: has the meaning set out in Article 77.2;

Percentage Ownership: with respect to a Person's ownership in Class B Ordinary Shares or any holder thereof, the equity interests that such Person directly or indirectly holds in such Class B Ordinary Shares or holder thereof as a percentage of all of the outstanding equity interests in such Class B Ordinary Shares or holder thereof;

Person: any individual, partnership, firm, corporation, limited liability company, association, trust, fund, firm, joint venture, association, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Exchange Act;

Portfolio Company: the issuer of any Portfolio Investment;

Portfolio Investment: any debt or equity investment (other than the SoFi Investment) made, directly or indirectly, by the Company, including but not limited to, the equity securities in Portfolio Companies (other than SoFi) as identified in Schedule 2 hereto, and the securities issued by such other Persons as from time to time approved in accordance with these Articles;

Proceeding: any legal dispute, investigation, action, suit, arbitration or other proceeding, whether civil or criminal, judicial, administrative, investigative or otherwise, by or on behalf of or against any Person;

Pro-Rata Fully Diluted Share: in relation to a Member as of a determination date, a fraction, the numerator of which is equal to the number of issued and outstanding Shares held by such Member as of such determination date, and the denominator of which is equal to the number of Shares, on a Fully Diluted basis, as of such determination date;

Registered Office: the registered office for the time being of the Company in the Cayman Islands;

Register of Members: the register of Members to be kept in accordance with the Law and includes every duplicate Register of Members;

Renren: Renren Inc., an exempted company incorporated under the laws of the Cayman Islands;

Renren Lianhe: Renren Lianhe Holdings, an exempted company incorporated under the laws of the Cayman Islands;

Renren Loan Documents means, each dated as of or prior to the date hereof, (i) the Secured Promissory Note issued by the Company to Renren, (ii) the Renren Stock Pledge Agreement by and between Renren and Renren SF and (iii) the Subordination Deed;

Renren SF: Renren SF Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands;

Representatives: with respect to any Person, any of such Person's Affiliates, managers, partners, shareholders, members, trustees, officers, employees, directors and any other Person who acts on behalf of or represents such Person;

Reserved Matter Consent: the prior written approval of Members together holding no less than 75% of all votes attached to all issued Shares or as otherwise required in respect of any individual Member Reserved Matter;

7

Resolution Proposal: has the meaning set out in Article 77.2;

SB: collectively, SoftBank Group Corp., a company incorporated under the Laws of Japan, and all entities directly or indirectly controlled by SoftBank Group Corp. and holding Shares from time to time, and SB Entity means any of them, which as of the date of the Shareholders Agreement includes SBGCL and SBPP;

SB Base Holding: 50% of that number of Ordinary Shares (irrespective of whether they are Class A Ordinary Shares or Class B Ordinary Shares) representing the sum of (1) the number of Class A Ordinary Shares that were collectively held by SB as of the date hereof and (2) the number of Class B Ordinary Shares that were collectively held by SB as of the date hereof;

SB Director: has the meaning set out in Article 72.1.3;

SB Initial SoFi Shares means: in relation to SB, a total of 5,918,366 SoFi Shares, consisting of 839,441 Series F SoFi Shares, 135,367 Series E SoFi Shares, 639,067 Series D SoFi Shares and 4,304,490 Series B SoFi Shares;

SB Initial SoFi In-Kind Distribution: has the meaning set out in Article 101.2;

SB Loan Documents means, each as of or prior to the date hereof, (i) the Secured Promissory Note entered into by and between Renren Lianhe and SBGCL, (ii) the Subordination Deed, and (iii) the SB Stock Pledge Agreement by and between SBGCL and Renren SF;

SBGCL: SoftBank Group Capital Limited, a company incorporated with limited liability under the laws of England and Wales with registered number 9569889 whose registered office is at 5th Floor, 6 St.Andrew's Street, London EC4A 3AE, United Kingdom;

SBPP: SB Pan Pacific Corporation;

Seal: the common seal of the Company (if any) and includes every duplicate seal;

Secretary: the secretary for the time being of the Company and any Person appointed to perform any of the duties of the secretary;

Services Agreement: the Services Agreement by and between the Company and Renren dated as of the date of the Shareholders Agreement];

Share Option Plan: the share option plan that was adopted by the Board on, or prior to, the date hereof;

Share Premium Account: the share premium account established in accordance with these Articles and the Law;

Shareholders Agreement: the shareholders agreement, dated on or around 2018, among SBGCL, Mr. Chen, Mr. Liu, DCM and the Company;

Shares: the Class A Ordinary Shares, the Class B Ordinary Shares and each other share in the capital of the Company, and Share shall mean any of them; provided that Shares shall not include any unexercised options to purchase Ordinary Shares or any unvested restriced stock units;

SoFi: Social Finance, Inc.;

SoFi Distributable Shares: with respect to a Member as of a determination date, a number of SoFi Shares, rounded down to the nearest whole share, equal to such Member's Pro Rata Fully Diluted Share multiplied by the number of SoFi Shares equal to (a) all SoFi Shares owned by the Company and its Subsidiaries as of the date hereof; minus (b) all SoFi Shares that, as of such determination date, either (i) are subject to the pledges, charges and other security interest arrangements required under and implemented pursuant to the Everbright Loan Documents , the SB Loan Documents or the Renren Loan Documents or (ii) have been sold or otherwise disposed of by the Company or its Subsidiaries, except to the extent the SoFi Proceeds from such sale or disposition have been distributed to Members in accordance with the terms hereof; minus (c) with respect to any Member that acquired Shares pursuant to the exercise of one or more Options prior to such determination date, where the exercise price of such Option(s) was adjusted pursuant to clause 11.4 of the Shareholders Agreement in connection with one or more SoFi Distributions, the aggregate SoFi Distribution Adjustment Shares. For purposes of this definition, SoFi Distribution Adjustment Shares means, with respect to a SoFi Distribution pursuant to which the exercise price of an Option was adjusted pursuant to clause 11.4 of the Shareholders Agreement, (i) if such SoFi Distribution comprised SoFi Shares distributed in kind, (1) the number of such SoFi Shares distributed in kind; divided by (2) the number of issued and outstanding Shares as of the date of such SoFi Distribution; multiplied by (3) the number of Shares underlying such Option; and (ii) if such SoFi Distribution comprised SoFi Proceeds, (1) the number of SoFi Shares sold or otherwise disposed of to receive such SoFi Proceeds; divided by (2) the number of issued and outstanding Shares as of the date of such SoFi Distribution; multiplied by (3) the number of Shares underlying such Option;

8

SoFi Distribution: a distribution of SoFi Proceeds or SoFi Shares in kind pursuant to these Articles and the Shareholders Agreement, including the DCM Initial SoFi In-Kind Distribution, the SB Initial SoFi In-Kind Distribution and all subsequent distributions of SoFi Proceeds and SoFi Shares;

SoFi Exit: means the disposal, in a single transaction or a series of transactions, of the SoFi Investment by the Company and the completion of the distribution of SoFi Proceeds or SoFi Shares in kind to all Members based on each Member's Pro Rata Fully Diluted Share, each on terms and conditions to the satisfaction of SB in its sole discretion;

SoFi Exit Date: the date on which the SoFi Exit has been achieved as notified by SB to the Company, acting in good faith;

SoFi Exit Shares: as of a determination date, the aggregate number of (i) SoFi Shares sold or otherwise disposed of to receive SoFi Proceeds distributed to Members, and (ii) SoFi Shares distributed in kind to Members, in each case on or prior to such determination date;

SoFi Investment: the Company's equity securities in SoFi;

SoFi Non-Pledged Share means, at any given time, any SoFi share held by the Company and/or its Subsidiaries and not subject to the pledges, charges and other security interest arrangements required under and implemented pursuant to the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents.

SoFi Proceeds: proceeds or other assets received by the Company in respect of the SoFi Investment, including from (a) the sale or other disposition of SoFi Shares (including any recapitalization or similar transaction and any proceeds from the exercise of the EB Warrant), (b) dividends, interest or other income from or with respect to the SoFi Investment, and (c) any cash received from Clear Light due to the exercise of the EB Warrant;

SoFi Shares: each Series F share of SoFi, each Series E share of SoFi, each Series D Share of SoFi, each Series B Share of SoFi and each common share of SoFi, each of which shall, unless otherwise provided in this Agreement, be considered to be of equal value and fungible for all purposes relating to this Agreement;

SoFi State Regulatory Requirements: any requirements imposed by a state or other local government of the United States on the qualifications of persons who may serve as directors or officers of entities that hold an ownership interest in SoFi or any of SoFi's subsidiaries;

Special Resolution: a resolution that is described as such in its terms and is:

(a)	passed by a majority of not less than two thirds of such Members as, being entitled to do so, vote in person or by proxy, at a duly convened general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

9

(b)	a written resolution signed by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

Subordination Deed means the Tripartite Deed of Subordination dated the date hereof entered into by and among the Company, Clear Light, SBGCL, Renren Lianhe and Renren;

Subordinated Debt: has the meaning set out in Article 101.4.1;

Subscribers: has the meaning set out in Article 8.1;

Subscription Period: has the meaning set out in Article 8.1.1;

Subsidiary: any Person directly or indirectly controlled by the Company from time to time;

Transaction Documents: the Shareholders Agreement, the Memorandum and Articles, and the Services Agreement to be entered into on or about the date hereof between the Company and Renren, and the shareholders' agreement among the Company, Joseph Chen, James Lian Liu and Renren Lianhe dated as of the date hereof;

Transfer: any sale, transfer or other disposition, whether or not for value;

ZenZone Business means the advertising agency business operated in the People's Republic of China by Beijing Zhenzhong Interactive Information Technology Co., Ltd. and its subsidiaries and controlled Affiliates (each a Zhenzhong Subsidiary).

2.1	Words importing the singular number include the plural number and vice versa.

2.2	Words importing the masculine gender include the feminine gender.

2.3	Any reference to writing includes all modes of representing or reproducing words in a visible and legible form, including in the form of an Electronic Record.

2.4	The word "may" shall be construed as permissive and the word "shall" shall be construed as imperative.

2.5	Any phrase introduced by the terms "including", "include", "in particular" or any similar expression shall be merely illustrative and shall not limit the sense of the words preceding those terms.

2.6	Where any provision of the Law is referred to, the reference is to that provision as modified by any subsequent law for the time being in force.

2.7	Unless the context otherwise requires, words and expressions defined in the Law bear the same meanings in these Articles.

2.8	References to days are to calendar days, unless otherwise specified.

2.9	Headings are used for convenience only and shall not affect the construction of these Articles.

10

REGISTERED AND OTHER OFFICES

3.	The Registered Office of the Company shall be at such place in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to its Registered Office, may establish and maintain such other offices in the Cayman Islands or elsewhere as the Directors may from time to time determine.

SERVICE PROVIDERS

4.	The Directors (acting by simple majority, subject to Article 77) may appoint any Person to act as a service provider to the Company and may delegate to any such service provider any of the functions, duties, powers and discretions available to them as Directors, upon such terms and conditions (other than the remuneration payable by the Company to the relevant service provider which must be approved by at least 75% of the Directors) and with such powers of sub-delegation, but subject to such restrictions, as they think fit (and subject, at all times, to any restrictions which would have been placed on the Directors if they had performed such role).

ISSUE OF SHARES

5.	Power to issue Shares

5.1	The Directors may (subject to the provisions of these Articles and the Law), without prejudice to any rights attached to any existing Shares, offer, allot, grant options over or otherwise dispose of the Shares with or without preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividends or other forms of distribution, voting, return of capital or otherwise, and to such Persons and on such terms and conditions and for such consideration, and at such times as they think fit, provided no Share shall be issued at a discount (except in accordance with the provisions of the Law). Any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

5.2	The Directors shall designate any Share as a Class B Ordinary Share at the time of its allotment or issuance and any Share not so designated shall be Class A Ordinary Shares. Except as otherwise provided in these Articles or the terms of issuance of such Shares, all Shares shall be identical and shall entitle the holders thereof to the same rights and privileges

6.	No Shares to bearer

The Company shall not issue Shares to bearer.

7.	Fractional Shares

The Company may, in accordance with these Articles and the Law, issue fractions of Shares.

PREEMPTIVE RIGHTS

8.	New Issues

8.1	Subject to any required Reserved Matter Consent being obtained and Article 8.3, if the Company proposes to issue and allot any New Issuance, such New Issuance shall not be issued and allotted to any Person unless the Company has in the first instance offered it to the Management, SB and DCM or each of their respective Affiliates that hold Shares of the Company (the Subscribers) on the same terms and at the same price, if applicable, as the New Issuance is proposed to be offered to other Persons on a pari passu and pro rata basis to the number of Shares (as if the Shares constituted one and the same class) held by the Subscribers. Each Subscriber may nominate any of its Affiliates to subscribe for the New Issuance. The offer shall:

11

8.1.1	be in writing, be open for acceptance from the date of the offer to the date ten (10) Business Days after the date of the offer (inclusive) (the Subscription Period) and give (i) all relevant terms of the proposed New Issuance and (ii) a schedule of the proportion of the New Issuance to which each Subscriber is entitled; and

8.1.2	stipulate that any Subscriber who wishes to subscribe for a portion of the New Issuance in excess of the proportion to which it is entitled shall in their acceptance state the excess amount of such New Issuance for which they are committed to subscribing.

8.2	If, at the end of the Subscription Period:

8.2.1	the amount of the New Issuance applied for exceeds the total amount of the New Issuance proposed to be issued, the New Issuance shall be issued and allotted to the Subscribers who have applied for the New Issuance (or their nominated Affiliates) on a pro rata basis to the amount of Shares held by such Subscribers relative to each other Subscriber who applied for the New Issuance until the total amount of the New Issuance has been issued and allotted, provided that no Subscriber shall be issued and allotted a greater portion of the New Issuance than they have applied for; and

8.2.2	the amount of the New Issuance applied for is equal to or less than the total amount of the New Issuance, the New Issuance shall be allotted to the Subscribers (or their nominated Affiliates) in accordance with their applications, and any remaining amount of the New Issuance shall be offered to any other Person as the Board may determine at the same price and on the same terms as the offer to the Subscribers.

8.3	The provisions of Articles 8.1 and 8.2 shall not apply to:

8.3.1	any share options contemplated and the issuance of any Shares pursuant to the exercise of such options as contemplated in Section 11 of the Shareholders Agreement; and

8.3.2	shares issued by the Zhenzhong Subsidiaries.

SHARE RIGHTS

9.	Class A Ordinary Shares

9.1	The Class A Ordinary Shares shall carry the following rights and restrictions:

9.1.1	all Class A Ordinary Shares shall be identical in all respects;

9.2	all Class A Ordinary Shares shall be entitled to dividends and distributions in accordance with Article 101;

9.3	a holder of a Class A Ordinary Share shall be entitled to receive notice of, attend and speak at a general meeting of the Company and to vote on resolutions; and

9.4	on a poll each holder of Class A Ordinary Shares shall have one vote for each Class A Ordinary Share held by him.

10.	Class B Ordinary Shares

10.1	The Class B Ordinary Shares shall carry the following rights and restrictions:

10.1.1	all Class B Ordinary Shares shall be identical in all respects;

10.1.2	all Class B Ordinary Shares shall be entitled to dividends and distributions in accordance with Article 101;

10.2	A holder of a Class B Ordinary Share shall be entitled to receive notice of, attend and speak at a general meeting of the Company and to vote on resolutions; and

12

10.3	Prior to the SoFi Exit Date, on a poll each holder of Class B Ordinary Shares shall have one vote for each Class B Ordinary Share held by him.

10.4	After the SoFi Exit Date, on a poll each holder of Class B Ordinary Shares shall have 10 votes for each Class B Ordinary Share held by him.

11.	Conversion

11.1	Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time by the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. A conversion of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of compulsory repurchase by the Company of the relevant Class B Ordinary Shares for a redemption price equal to the original issue price for each Class B Ordinary Share and the issue of Class A Ordinary Shares for a subscription price equal to the redemption price for an equal number of Class B Ordinary Shares.

11.2	Class B Ordinary Shares shall be automatically converted into Class A Ordinary Shares under the following circumstances and in the following manner:

11.2.1	Fifty Percent Threshold. If at any time Management does not collectively hold at least fifty percent (50%) of the Ordinary Shares that were collectively held by Management at the date hereof, then all of Management's Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. If at any time SB does not collectively hold at least the SB Base Holding, then all of SB's Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares.

11.2.2	Transfers of Management's Class B Ordinary Shares. Upon any Transfer of either Management's Class B Ordinary Shares to a Person other than the other Management or either Management's Management Family Members, all of the Management's Class B Ordinary Shares so Transferred shall be automatically and immediately converted into an equal number of Class A Ordinary Shares; provided that if Management Family Members have an ownership interest in the Person to which the Class B Ordinary Shares were transferred, tehn only the number of Class B Ordinary Shares corresponding to the decrease in such Management Family Members' collective Percentage Ownership in the Management's Class B Ordinary Shares so Transferred (as determined in accordance with this Article 11.2.2) shall be automatically and immediately converted into an equal number of Class A Ordinary Shares and the remaining Class B Ordinary Shares so transferred shall be unaffected by this Article 11.2.2 as a result of such transfer. The number of such Management's Class B Ordinary Shares that shall be converted into Class A Ordinary Shares pursuant to the preceding sentence shall be equal to the product of:

11.2.2.1	the total number of such Management's Class B Ordinary Shares so Transferred; and

11.2.2.2	the difference between (a) the Management Family Members' collective Percentage Ownership in such Management's Class B Ordinary Shares so Transferred immediately prior to such Transfer and (b) the Management Family Members' collective Percentage Ownership in such Management's Class B Ordinary Shares so Transferred immediately after such Transfer.

11.2.3	Transfers of SB's Class B Ordinary Shares. Upon any Transfer of SB's Class B Ordinary Shares to a Person other than an Affiliate of SB, all of the Class B Ordinary Shares so Transferred shall be automatically and immediately converted into an equal number of Class A Ordinary Shares; provided that if SB has a non-controlling interest in the Person to which the Class B Ordinary Shares were transferred, tehn only the number of Class B Ordinary Shares corresponding to the decrease in SB's Percentage Ownership in SB's Class B Ordinary Shares so Transferred (as determined in accordance with this Article 11.2.3) shall be automatically and immediately converted into an equal number of Class A Ordinary Shares and the remaining Class B Ordinary Shares so transferred shall be unaffected by this Article 11.2.3 as a result of such transfer. The number of SB's Class B Ordinary Shares that shall be converted into Class A Ordinary Shares pursuant to the preceding sentence shall be equal to the product of:

13

11.2.3.1	the total number of SB's Class B Ordinary Shares so Transferred; and

11.2.3.2	the difference between (a) SB's Percentage Ownership in SB's Class B Ordinary Shares so Transferred immediately prior to such Transfer and (b) SB's Percentage Ownership in SB's Class B Ordinary Shares so Transferred immediately after such Transfer.

11.2.4	Loss of Status as Management; Decrease of Ownership in Holder of Management's Class B Ordinary Shares. If at any time a Management is removed from the Board and/or from any management positions of the Company and/or its Subsidiaries due to Disabling Conduct, then all Class B Ordinary Shares held by such Management and such Management's Management Family Members shall be automatically and immediately converted into the same number of Class A Ordinary Shares. If at any time there is a decrease in the Management Family Members' Percentage Ownership in a holder of Class B Ordinary Shares, then a number of the Class B Ordinary Shares held by such holder (as determined in accordance with this Article 11.2.4) shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. The number of such Class B Ordinary Shares that shall be converted into Class A Ordinary Shares pursuant to the preceding sentence shall be equal to the product of:

11.2.4.1	the total number of such Management's Class B Ordinary Shares held by such holder; and

11.2.4.2	the difference between (a) the applicable Management Family Members' Percentage Ownership in such holder immediately prior to such decrease in the applicable Management Family Members' Percentage Ownership and (b) the applicable Management's Percentage Ownership in such holder immediately after such decrease in the applicable Management's Percentage Ownership.

11.2.5	Loss of Status as SB Affiliate; Decrease or Cessation of Ownership in Holder of SB's Class B Shares. If at any time a holder of SB's Class B Ordinary Shares ceases to be an Affiliate of SB, then (x) if at such time SB does not have an ownership interest in such holder, all Class B Ordinary Shares held by such holder shall automatically and immediately convert into the same number of Class A Ordinary Shares; and (y) if at such time SB does have an ownership interest in such holder, a percentage of the Class B Ordinary Shares held by such holder (which percentage shall be equal to SB's Percentage Ownership in such holder at the time such holder ceases to be an Affiliate of SB) shall remain Class B Ordinary Shares, and the remaining Class B Ordinary Shares held by such holder shall automatically and immediately convert into the same number of Class A Ordinary Shares. If at any time there is a decrease in SB's Percentage Ownership in a non-Affiliate holder of SB's Class B Ordinary Shares, then a number of the SB' Class B Ordinary Shares held by such holder shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. The number of SB's Class B Shares that shall be converted into Class A Ordinary Shares pursuant to the preceding sentence shall be equal to the product of:

11.2.5.1	the total number of SB's Class B Ordinary Shares held by such holder; and

14

11.2.5.2	the difference between (a) SB's Percentage Ownership in such holder immediately prior to such decrease in SB's Percentage Ownership and (b) SB's Percentage Ownership in such holder immediately after such decrease in the SB's Percentage Ownership.

11.2.6	Change of Control of SoftBank. Upon any Change of Control Event with respect to SoftBank, all SB's Class B Ordinary Shares shall automatically and immediately convert into the same number of Class A Ordinary Shares.

11.3	Unless otherwise agreed by each of Mr. Chen, DCM and SB, any new Shares issued shall be Class A Ordinary Shares.

11.4	If any Member proposes to transfer more than 75% of the Shares it holds (such percentage calculated immediately prior to such transfer) to its Affiliate, such Member may elect to assign to the proposed transferee any or all of such Member's rights under these Articles.

REGISTER OF MEMBERS

12.	The Directors shall establish and maintain (or cause to be established and maintained) the Register of Members at the Registered Office or at such other place determined by the Directors in the manner prescribed by the Law.

RECORD DATE

13.	Power of Directors to fix record date

The Directors may fix in advance a date as the record date to determine the Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

14.	No fixed record date

If no such record date is fixed, the record date shall be the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be. A determination of Members entitled to vote at any meeting of Members in accordance with this Article, shall apply to any adjournment thereof.

SHARE CERTIFICATES

15.	Issue of Share Certificates

Every Member shall be entitled, without payment, to a certificate of the Company specifying the Share or Shares held by him and the amount paid up thereon.

16.	Certificates for jointly-held Shares

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one Person, and delivery of a certificate to one joint holder shall be sufficient delivery to all.

17.	Replacement Share Certificates

If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee (if any) and on such terms (if any) as to evidence and indemnity, and on the payment of expenses of the Company in investigating such evidence and preparing such indemnity as the Directors shall think fit and, in case of defacement, on delivery of the old certificate to the Company for cancellation.

15

TRANSFER OF SHARES

18.	Permitted Transfers

18.1	Shares are freely transferable, subject to the terms of Article 18.3.

18.2	Any Person who holds, or becomes entitled to hold, any Shares shall not transfer any of its Shares unless such transfer is carried out in accordance with the provisions of the Articles.

18.3	The Company:

18.3.1	shall be obliged to register any transfer of legal title to Shares required or permitted pursuant to, and in each case carried out in accordance with, the provisions of the Articles;

18.3.2	shall not register a transfer of legal title to Shares unless such transfer of Shares is required or permitted pursuant to, and in each case carried out in accordance with, the provisions of the Articles; and

18.3.3	shall not register a transfer of legal title to Shares if such transfer of Shares would cause the Company to (a) be required to register under the Exchange Act; or (b) fail to qualify for the exemption from the definition of "investment company" in Section 3(c)(7) of the Investment Company Act of 1940, as amended.

19.	Instrument of transfer and procedures

19.1	The instrument of transfer of any Share shall be executed by or on behalf of the transferor (and, if the Directors so determine, the transferee). The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the Register of Members in respect of such Share (as converted, if applicable). All instruments of transfer, once registered, may be retained by the Company.

19.2	Subject to any applicable restrictions contained in these Articles, Shares shall be transferred in any usual or common form approved by the Directors.

19.3	Upon any transfer of Shares which requires a conversion of Shares from one class of Shares to another, within ten (10) days of the transfer:

the transferor shall deliver the share certificates for the transferred Shares (if any) to the Company at its Registered Office together with such evidence as the Directors may reasonably require to prove good title to the transferred Shares. If the relevant share certificates are not available the transferor shall provide an indemnity for the lost share certificates; and

upon receipt of the documents and evidence set out in this Article 19.3, the Company shall enter, or shall procure the entry of, the transferee on the register of members of the Company as the holder of the appropriate number of the Shares and the Company shall forward a share certificate for the appropriate number of fully paid Shares to the relevant Member.

20.	Refusal to register transfers

20.1	The Directors shall not refuse or decline to register any transfer of any Share made in accordance with the provisions of these Articles.

20.2	Subject to Article 20.1, the Directors may decline to register any transfer of any Share not transferred in accordance with these Articles. The Directors may require reasonable evidence to show the right of the transferor to make the transfer.

20.3	If the Directors decline to register a transfer of Shares they shall send notice of the refusal to the transferee and the reason for such refusal within one month after the date on which the transfer was lodged with the Company.

16

20.4	Subject to Article 20.1, the Directors may also suspend the registration of the transfers at such times and for such periods as the Directors may from time to time determine.

TRANSMISSION OF SHARES

21.	Transmission of Shares

If a Member dies, the survivor or survivors (where he was a joint holder), and the legal personal representative (where he was sole holder), shall be the only Person recognised by the Company as having any title to the Share. The estate of a deceased Member is not thereby released from any liability in respect of any Share held by him, whether solely or jointly. For the purpose of this Article, legal personal representative means the Person to whom probate or letters of administration has or have been granted in the Cayman Islands or, if there is no such Person, such other Person as the Directors may in their absolute discretion determine to be the Person recognised by the Company for the purpose of this Article.

22.	Election by Persons entitled on transmission

Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Member or otherwise by operation of applicable law may elect, upon such evidence being produced as may be required by the Directors as to his entitlement, either be registered himself as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Member could have made.

23.	Manner of election

If the Person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to transfer the Shares, he shall signify his election by signing an instrument of transfer of such Shares in favour of his transferee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of Shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

24.	Rights of Persons entitled on transmission

A Person becoming entitled to a Share in consequence of the death or bankruptcy of the Member (or otherwise by operation of applicable law), upon such evidence being produced as may be required by the Directors as to his entitlement, shall be entitled to the same dividends and other monies payable in respect of the Share as he would be entitled if he were the holder of such Share. However, he shall not be entitled, until he becomes registered as the holder of such Share, to receive notices of or to attend or vote at general meetings of the Company or (except as aforesaid) to exercise any other rights or privileges of a Member. The Directors may at any time give notice requiring such Person to elect either to be registered himself or to transfer the Share and, if the notice is not complied with within sixty days, the Directors may thereafter withhold payment of all dividends and other monies payable in respect of the Shares until the requirements of the notice have been complied with.

REDEMPTION AND PURCHASE OF SHARES

25.	Subject to the provisions of the Law, the Memorandum and these Articles, the Company may:

25.1	purchase its own Shares (including any redeemable Shares) in such manner and on such terms as the Directors may agree with the relevant Member unless following such purchase there would no longer be any issued Shares and may make payment for such purchase or for any redemption of Shares in any manner authorised by the Law, including out of capital; and

25.2	reduce its share capital and any capital redemption reserve fund in any manner whatsoever.

17

VARIATION OF SHARE RIGHTS

26.	Variation of class rights

Subject to Article 78.1, if at any time the share capital is divided into different classes of Shares, all or any of the special rights attached to any class of Shares (unless otherwise provided by the terms of issue of the Shares of that class) may be varied or abrogated with the consent in writing of the holders of not less than two thirds of the issued Shares of that class or with the sanction of a resolution passed by the holders of not less than two thirds of the issued Shares of that class as may be present in person or by proxy at a separate general meeting of the holders of the Shares of that class. To any such separate general meeting, all of the provisions of these Articles relating to general meetings shall mutatis mutandis apply, but so that the necessary quorum shall be any one or more Persons holding or representing by proxy not less than one third of the issued Shares of the class and that any holder of Shares of the relevant class present in person or by proxy may demand a poll.

27.	Treatment of classes

For the purpose of a separate class meeting, the Directors may treat two or more of all classes of Shares as forming one class if they consider that such class of Shares would be affected in the same way by the proposals under consideration.

28.	Effect of Share issue on class rights

The rights conferred upon the holders of any Shares shall not, unless otherwise expressly provided in the rights attaching to such Shares, be deemed to be altered by the creation or issue of further Shares ranking pari passu therewith.

NON-RECOGNITION OF TRUSTS

29.	Except as required by the Law or these Articles, or under an order of a court of competent jurisdiction, the Company shall not be bound by or compelled to recognise in any way, even when notice thereof is given to it, any equitable, contingent, future or partial interest in any Share, or any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN

30.	Lien generally

The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a date fixed by or in accordance with the terms of issue of such Share in respect of that Share, and the Company shall also have a first and paramount lien on every Share (other than a fully paid up Share) standing registered in the name of a Member, whether singly or jointly with any other Person for all debts and liabilities of a Member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any Person other than such Member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other Person, whether a Member or not. The Directors may at any time, either generally or in any particular case, waive any lien that has arisen or declare any Share to be wholly or in part exempt from the provisions of this Article. The Company's lien, if any, on a Share shall extend to all dividends payable thereon.

31.	Enforcement

The Company may sell, in such manner as the Directors think fit, any Share on which the Company has a lien, provided a sum in respect of which the lien exists is presently payable, and is not paid within fourteen days after a notice in writing has been given to the registered holder for the time being of the Share, demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment.

18

32.	Completion of sale

For giving effect to any such sale, the Directors may authorise any Person to transfer the Share sold to the purchaser thereof. The purchaser shall be registered as the holder of the Share comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings relating to the sale.

33.	Application of proceeds

The net proceeds of such sale shall be applied in payment or discharge of the debt or liability in respect of which the lien exists and as is presently payable, and any balance shall (subject to a like lien for debts or liabilities not presently payable as existed upon the Shares prior to the sale) be paid to the Person who was the registered holder of the Share immediately before such sale.

CALLS ON SHARES

34.	Calls on Shares generally

The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares (whether in respect of the par value of the Shares or premium or otherwise and not, by the terms of issue thereof, made payable at a future date fixed by or in accordance with such terms of issue); and each Member shall (subject to the Company serving upon him at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his Shares. A call may be revoked or postponed by the Directors wholly or in part as the Directors may determine. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

35.	Payment

35.1	Payment of a call may be made by instalments on the direction of the Directors.

35.2	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest on the sum from the day payment is due to the time of the actual payment at such rate as the Directors may determine, but the Directors may waive payment of such interest wholly or in part.

35.3	Any sum payable in respect of a Share on issue or allotment or at any fixed date, whether in respect of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the relevant provisions as to payment of interest, forfeiture or otherwise of these Articles shall apply as if such sum had become due and payable by virtue of a call duly made and notified.

35.4	The Directors may issue Shares with different terms as to the amount and times of payment of calls.

36.	Liability of joint holders

The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

37.	Interest

The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any Shares held by him; and may (until the amount would otherwise become payable) pay interest at such rate (not exceeding six per cent without the sanction of the Company in general meeting) as may be agreed upon between the Member paying the sum in advance and the Directors.

19

FORFEITURE OF SHARES

38.	Notice

38.1	If a Member fails to pay any call or instalment of a call by the date it becomes due and payable, the Directors may, at any time thereafter while such call or instalment remains unpaid, give notice to the Member requiring payment of the unpaid portion of the call or instalment, together with any accrued interest and expenses incurred by the Company by reason of such non-payment.

38.2	The notice shall specify where and by what date (not being less than the expiration of 14 days' from the date of the notice) payment is to be made and shall state that if it is not complied with the Shares in respect of which the call was made will be liable to be forfeited. The Directors may accept the surrender of any Share liable to be forfeited hereunder and, in such case, references to these Articles to forfeiture shall include surrender.

39.	Forfeiture for non-compliance

If such notice is not complied with, any Share in respect of which the notice was given may thereafter, before the payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends declared, other distributions or other monies payable in respect of the forfeited Shares and not paid before the forfeiture.

40.	Forfeited Shares

A forfeited Share may be sold, re-allotted or otherwise disposed of upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

41.	Continued liability for forfeited Member

A Person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him in respect of the Shares together with interest at such rate as the Directors may determine from the date of forfeiture until payment, but his liability shall cease if and when the Company receives payment in full of all amounts due in respect of the Shares. The Company may enforce payment without being under any obligation to make any allowance for the value of the Shares forfeited.

42.	Evidence of forfeiture

An affidavit in writing by a Director or Secretary of the Company that a Share has been duly forfeited on a specified date, shall be conclusive evidence of the facts stated in it as against all Persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale, re-allotment or disposition thereof and may authorise some Person to execute a transfer of the Share in favour of the Person to whom the Share is sold, re-allotted or otherwise disposed of, and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposition of the Share.

20

43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share, or by way of premium or otherwise, as if the same had been made payable by virtue of a call duly made and notified to the Member.

INCREASE OF CAPITAL

44.	Increase of Capital and Shares

44.1	Subject to the requirements of Article 77 and Article 78, the Company may from time to time by Ordinary Resolution increase its share capital by such sum, to be divided into new Shares of such par value, and with such rights, priorities and privileges attached thereto as the resolution shall prescribe.

44.2	Subject to the requirements of Article 77 and Article 78 and any directions given by the Company in a general meeting, all new Shares shall be at the disposal of the Directors in accordance with these Articles.

44.3	The new Shares shall be subject to the same provisions of these Articles with reference to the payment of calls, lien, forfeiture, transfer, transmission and otherwise, as the Shares in the original share capital.

ALTERATION OF CAPITAL

45.	Alteration by Ordinary Resolution

45.1	Subject to the requirements of Article 77 and Article 78, the Company may from time to time by Ordinary Resolution or such greater majority as required by these Articles:

45.1.1	consolidate and divide all or any of its share capital into Shares of larger par value than its existing Shares;

45.1.2	sub divide its existing Shares, or any of them, into Shares of smaller par value than is fixed by the Memorandum, subject nevertheless to the provisions of section 13 of the Law;

45.1.3	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person; and

45.1.4	convert all or any paid up Shares into stock, and reconvert all or any stock into paid up Shares of any denomination.

46.	Alteration by Special Resolution

46.1	Subject to the requirements of Article 77 and Article 78, the Company may from time to time by Special Resolution or such greater majority as required by these Articles:

46.1.1	divide its Shares into several classes and attach to such classes any preferential, deferred, or special rights or restrictions in accordance with these Articles;

46.1.2	change the currency denomination of its share capital;

46.1.3	reduce its share capital and any capital redemption reserve fund in any manner whatsoever; and

46.1.4	merge or consolidate with any one or more constituent companies (as defined in the Law).

GENERAL MEETINGS

47.	Convening a meeting

The Directors may, whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director, or any one or more Members holding in the aggregate not less than one third of the total issued share capital of the Company entitled to vote, may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

21

48.	Members' requisition

48.1	The Directors shall, upon the requisition in writing of one or more Members holding in the aggregate Shares representing not less than one tenth of such paid up capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form, each signed by one or more requisitionists.

If there are no Directors as at the date of the deposit of the Members' requisition or if the Directors do not convene a general meeting within 21 days from the date of the deposit referred to in Article 48.1, the requisitionists or any or any of them or any other Member or Members holding in the aggregate Shares representing not less than one tenth of such paid up capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting. A general meeting convened by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the Directors.

NOTICE OF GENERAL MEETINGS

49.	Length and form of notice

At least five clear days' notice shall be given of any general meeting. Every notice shall specify the place, the day and the time of meeting and, in the case of special business, the general nature of the business to be conducted at the general meeting, and shall be given in the manner provided in these Articles or in such other manner (if any) as may be prescribed by the Company, to such Persons as are entitled to receive such notices from the Company. Notwithstanding Article 48 and each other provision of these Articles, a general meeting may be convened by such shorter notice, or without notice, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent in nominal value of the Shares giving that right.

50.	Omission or non-receipt

The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

51.	All business that is transacted at an extraordinary general meeting shall be deemed special.

52.	Quorum

52.1	No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the Meeting. A quorum shall consist of Members holding in the aggregate not less than one third of the total paid-up share capital of the Company present in person or by proxy and entitled to vote.

22

53.	Adjournment for lack of quorum

If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

54.	Meeting by telephone or other facilities

54.1	A meeting of the Members may be held by telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or video conferencing) by which all Persons participating in the meeting can communicate with each other simultaneously and instantaneously, and participation in such a general meeting shall constitute presence in Person at such meeting.

54.2	Any Director shall be entitled to attend and speak at any general meeting of the Company.

55.	Appointment of chairman

The chairman (if any) of the Board of Directors shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if at any meeting he is not present within five minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall choose one of their number to act or, if only one Director is present, he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the Members present and entitled to vote shall elect one of their number to be chairman.

56.	Adjournment of meeting

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

57.	Ordinary Resolution

Save where a Special Resolution or other greater majority is required by the Law or these Articles, any question proposed for consideration at any general meeting shall be decided by an Ordinary Resolution.

58.	Voting to be done by poll

At any general meeting, a resolution put to the vote of the meeting shall be decided by way of poll and not by show of hands.

59.	Voting on a poll

59.1	On a poll votes may be cast either personally or by proxy.

59.2	A Person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

23

60.	Voting Rules

60.1	In the case of joint holders of a Share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding.

60.2	A Member of unsound mind, or, in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote, whether on a show of hands or on a poll, by his receiver, committee, curator bonis or other Person of similar nature appointed by such court, and any such receiver, committee, curator bonis or other Person may vote by proxy and may otherwise act and be treated as such Member for the purpose of the general meetings.

60.3	No Member, unless the Directors otherwise determine, shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Shares in the Company have been paid.

60.4	No objection shall be raised as to the qualification of any voter or as to whether any votes have been properly counted except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time and in accordance with these Articles shall be referred to the chairman whose decision shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

61.	Members' attendance and voting

61.1	Subject to these Articles, each Member entitled to attend and vote at a general meeting may attend and vote at the general meeting:

61.1.1	in person, or where a Member is a company or non-natural person, by a duly authorised corporate representative; or

61.1.2	by one or more proxies.

61.2	A proxy or corporate representative need not be a Member.

62.	Appointment of proxies

The instrument appointing a proxy shall be in writing under the hand of the Member or his duly authorised attorney or, if the Member is a corporation, under the hand of its duly authorised representative.

63.	Form of proxy

An instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or may appoint a standing proxy until notice of revocation is received at the Registered Office or at such place or places as the Directors may otherwise specify for the purpose.

64.	Corporate representatives

Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

24

65.	Receipt of instrument of appointment

65.1	The instrument appointing a proxy or corporate representative, and the power of attorney (if any) under which it is signed, together with such other evidence as to its due execution as the Directors may from time to time require, shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a written resolution, in any document sent therewith, not less than 24 hours (or such longer or shorter time as the Directors may determine) before the time for holding the meeting or adjourned meeting at which the Person named in the instrument proposes to vote.

65.2	In default of any of the provisions in these Articles to deposit any instrument of proxy or authorisation at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, the instrument of proxy or authorisation shall not be treated as valid provided that the chairman of the meeting may in his discretion accept an instrument of proxy or authorisation sent by email or fax upon receipt of email or fax confirmation that the signed original thereof has been sent.

66.	Standing Proxy

The operation of a standing proxy or authorisation shall be suspended at any general meeting or adjournment thereof at which the Member is present in person or by specially appointed proxy. The Directors may require evidence as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until the Directors determine that they have received such satisfactory evidence.

67.	Poll vote

67.1	In the case of a poll taken subsequently to the date of a meeting or adjourned meeting, the instrument appointing the proxy or corporate representative referred to in these Articles shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting before the time appointed for the taking of the poll.

67.2	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a written resolution or amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

68.	Validity of votes

A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the proxy or of the corporate authority, unless notice in writing of such death, unsoundness of mind or revocation was received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) before the commencement of the general meeting, or adjourned meeting, at which the instrument or proxy is used.

69.	Written resolutions

In the case of a written resolution to be signed by a corporate representative, the instrument appointing the corporate representative shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting prior to the effective date of the written resolution.

25

70.	Waiver by Directors

Subject to the Law, the Directors may at their discretion waive any of the provisions of these Articles relating to proxies or authorisations and, in particular, may accept such verbal or other assurances as they think fit as to the right of any Person to attend, speak and vote on behalf of any Member at general meetings or to sign written resolutions.

ELECTION AND REMOVAL OF DIRECTORS

71.	Number of Directors

The Board shall consist of up to three (3) Directors, each of whom shall satisfy the SoFi State Regulatory Requirements and be nominated in accordance with Article 72.1 below.

72.	Election and Removal of Directors

72.1	Subject to Article 72.3:

72.1.1	Mr. Chen shall have the right to nominate one (1) Director and it is intended that the first Director nominated by him will be Mr. Chen, subject to his satisfaction of applicable SoFi State Regulatory Requirements;

72.1.2	for as long as Mr. Liu continues to be an officer of the Company, he shall have the right to nominate one (1) Director and it is intended that the first Director nominated by him will be Mr. Liu, subject to his satisfaction of applicable SoFi State Regulatory Requirements; and

72.1.3	at all times, SB shall have the right to nominate one (1) Director. Without in any way limiting SB's right under the foregoing sentence, it is intended that the first Director nominated will be David Thevenon, subject to his satisfaction of applicable SoFi State Regulatory Requirements.

72.2	The relevant Members may exercise their Director nomination right under Article 72.1 by giving a notice in writing to the Company. Except as provided in Article 72.3, any Director nominated in accordance with Article 72.1 may only be removed with the written consent from the Member entitled to nominate such Director under Article 72.1, and such Member shall have the right to nominate any replacement Director. Each Member shall exercise its respective rights and powers in respect of its Shares and, unless inconsistent with its nominated Director's fiduciary duties, shall ensure that its respective nominated (and elected) Director will exercise his or her voting rights, in such manner to ensure that persons nominated in accordance with this article are duly elected to the Board as soon as practicable.

72.3	Notwithstanding Article 71, Article 72.1 and Article 72.2 above, SB shall from time to time be entitled to remove the elected Directors nominated by the Management from the Board, and to remove the Management from any management positions of the Company and/or its Subsidiaries and nominate replacements of its choice upon the occurrence of the following (together the Disabling Conduct), and each Member agrees to exercise all rights and powers available to it to support such removal and subsequent replacement with SB's nominee:

72.3.1	any of the Management suffering an Insolvency Event (while he remains involved with the business of the Company);

72.3.2	any conduct, event or condition by or with respect to any of the Management and/or their Representatives which constitutes fraud, bad faith, wilful misconduct or gross negligence which has or could have an adverse effect on the Company or any of its Subsidiaries or investments;

72.3.3	any final conviction for any criminal conduct (other than motor vehicle violations) or for any breach of any applicable securities law provisions by any of the Management or their Representatives (while they remain involved with the business of the Company);

26

72.3.4	any material breach by any of the Management or by the Company or any Subsidiary (only where such breach is attributable to the action or omission of any of the Management) of the Shareholders Agreement, the Memorandum and these Articles, the constitutional document of any Subsidiary or any other Transaction Document;

72.3.5	any of the Management ceasing to be involved with the business of the Company;

72.3.6	any of the Management disposing of a majority of the Shares he owns as of the date of the Shareholders Agreement; or

72.3.7	any material breach by any of the Management Directors of clauses 12.1 and 12.2 of the Shareholders Agreement or the non-compete, non-solicitation and non-disparagement obligations owed to the Company or the Parties under any of the Transaction Documents or otherwise, where such breach has or could have a material adverse effect on the Company or its investments.

72.4	No shareholding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

73.	The office of Director shall ipso facto be vacated if the Director:

73.1	resigns his office by notice in writing to the Company;

73.2	becomes of unsound mind and the Directors resolve that his office is vacated;

73.3	becomes bankrupt under the laws of any country or makes any arrangement or composition with his creditors generally; or

73.4	if he ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of any law or enactment.

POWERS AND DUTIES OF DIRECTORS

74.	General power to manage business

To the extent not delegated to the Management pursuant to Article 95, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Law and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

75.	Borrowing powers

To the extent not delegated to the Management pursuant to Article 95, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

76.	Cheques

All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

27

77.	Board Reserved Matters

77.1	Each Director and each Member shall exercise all rights and powers available to it to procure that the Company (and where applicable, any Subsidiary) shall not undertake any Board Reserved Matter without (a) until and including the SoFi Exit Date, the prior unanimous approval of the Directors then in office and (b) thereafter, prior approval of the majority of Directors then in office, provided that (x) any matter which is within the scope of the ZenZone Business shall not be a Board Reserved Matter as long as such matter does not relate to, require any action by, or otherwise affect, the Company, any Subsidiary other than the Zhenzhong Subsidiaries, SoFi (as applicable) or any Portfolio Company, and (y) any Board Reserved Matter which is also a Member Reserved Matter shall only require the Reserved Matter Consent and shall not also require approval of the Directors in accordance with this Article 77.1.

77.2	Notwithstanding the forgoing, in the event that a person nominated by a Member pursuant to Article 72 has not yet been appointed as a Director due to the applicable SoFi State Regulatory Requirements or otherwise (the "Pending Director"), the other Directors shall have the right to propose a Board Reserved Matter through either a Board Meeting or a resolution of Directors in writing, with such Board Meeting not to be held, or resolution of Directors in writing not to be passed, prior to obtaining such party's written consent. Within three (3) Business Days after a proposal is made in a Board Meeting or through a resolution of Directors in writing (the "Resolution Proposal"), the Company shall submit a copy of the Resolution Proposal to the Member which has nominated the Pending Director for review , and such Member shall notify the Directors and the Company of its rejection or acceptance of the Resolution Proposal as soon as reasonably practicable. If such Member notifies the Company of its (a) rejection of the Resolution Proposal, the Directors of the Company shall not approve the Resolution Proposal at any future Board Meeting or by a resolution of the Directors in writing (for clarity, until such party delivers any such notice, such party shall be deemed to have rejected the Resolution Proposal), or (b) acceptance of the Resolution Proposal, the Directors of the Company may proceed to hold the Board Meeting to vote on, or sign of resolution of the Directors in writing approving, the Resolution Proposal.

78.	Member Reserved Matters

78.1	Notwithstanding any other provision in these Articles, the Directors shall not (and shall procure that any Subsidiary shall not) undertake any Member Reserved Matter without obtaining the Reserved Matter Consent and the Board (and the board of directors of any Subsidiary) shall have no authority to deal with any such matter in the absence of a Reserved Matter Consent; provided, however, that notwithstanding the foregoing, (i) the Company (or the relevant Members, as applicable) shall provide advance written notice to DCM of any proposed approval action with respect to a Member Reserved Matter by no later than three (3) Business Days prior to the date of the proposed effectiveness of the approval of such Member Reserved Matter, and the Members shall not approve such Member Reserved Matter unless and until DCM has been provided such advance written notice and such three (3) Business Day period prior to effectiveness, unless in each case, DCM expressly waives such advance notice and/or consents in writing to a shorter period following receipt of such advance notice; and (ii) if SB or any of its Affiliates has an interest in any action that is a Member Reserved Matter to be approved hereunder, and SB or such Affiliate's interest in such action is different and more favorable than the respective interests of the other Parties hereto (solely in their capacities as Members of the Company), then such Member Reserved Matter shall also require the prior written approval of DCM in order to be approved under this Article 78.1. For the avoidance of doubt, any action that is a Member Reserved Matter and treats or affects Members of the Company differently solely on the basis of (x) their respective pro rata ownership of Shares or (y) their being a debtholder of the Company or any Subsidiary (other than in the case of modification of the terms of the SB Loan Documents or in connection with New Indebtedness), shall not be deemed to treat or affect SB or its Affiliates differently or more favorably and shall not require the prior written approval of DCM.

28

78.2	The consent of a particular Member shall be deemed given in relation to a Member Reserved Matter if that Member sends written notice to that effect to the Company, and the Company is entitled to rely on any such consent.

79.	Authority to bind Company

No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of delivery of the deed or document, the Director, Secretary or other officer or Person who shall have executed the same and/or affixed the Seal (if any) thereto as the case may be for and on behalf of the Company shall have ceased to hold such office or to hold such authority on behalf of the Company.

80.	Executive Directors

The Directors may from time to time appoint one of their number to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Directors may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any Person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine, and either in addition to or in lieu of his reasonable travel expenses to attend Board meetings pursuant to Article 97.1.

81.	Sole Director

Notwithstanding any provision in these Articles to the contrary, a sole Director shall be entitled to exercise all of the powers and functions of the Directors which may be imposed on them by Law or by these Articles.

PROCEEDINGS OF DIRECTORS

82.	Regulating proceedings

The Directors may meet together (either within or without the Cayman Islands but not, for the avoidance of doubt, in Hong Kong) for the despatch of business, adjourn and otherwise regulate their meetings and proceedings, as they think fit provided that they shall meet at least once a quarter. Subject to the provision of these Articles, questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote and the motion shall be deemed to have been lost.

83.	Convening a meeting

83.1	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five (5) Business Days' notice in writing to every Director and alternate Director; provided however, that notice may be waived by all the Directors (or their alternates) either at, before or retrospectively after the meeting is held provided further that notice or waiver thereof may be given by email or fax.

83.2	An agenda identifying in reasonable detail the issues to be considered by the Directors, together with copies of any relevant papers to be discussed, shall be distributed to all Directors at least five (5) Business Days' in advance of the Board Meeting (or, where the Board Meeting is convened on less than five (5) Business Days' notice, as soon as reasonably practicable before the meeting). Unless the Directors otherwise agree, only the matters on the agenda for a Board Meeting may be the subject of resolutions at that Board Meeting.

29

84.	Quorum

84.1	The quorum for the transaction of business of the Directors shall be two (2) Directors, which shall include the SB Director until the SoFi Exit has occurred. An alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present provided always that where a Director is acting in his own right and also as an alternate he is only counted once in the quorum. A Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting provided no other Director objects and if otherwise a quorum of Directors would not be present.

84.2	If within half an hour from the time appointed for a Board Meeting a quorum is not present, the meeting shall be adjourned to the third (3) Business Day after the date on which the original Board Meeting was convened at the same time and same place. If at the reconvened meeting, a quorum is not present within one hour from the time appointed for the meeting, then those Directors present will constitute a quorum for the purposes of such further reconvened meeting.

85.	Vacancies

The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

86.	Chairman

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

87.	Written resolutions of Directors

A resolution in writing signed by all of the Directors or all of the members of a committee of Directors for the time being entitled to receive notice of a meeting of the Directors (or by an alternate Director as provided in these Articles), including a resolution signed in counterpart and/or sent or evidenced by way of signed fax or electronic transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors or of a committee of Directors duly called and constituted.

88.	Meeting by telephone or other facilities

To the extent permitted by law, a meeting of the Directors or a committee appointed by the Directors may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all Persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.

30

89.	Validity of acts in spite of defect

All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

90.	Minutes

90.1	The Directors shall cause minutes to be made and records kept for the purpose of recording:

90.1.1	all appointments of officers made by the Directors;

90.1.2	the names of the Directors and other Persons present at each meeting of the Directors and of any committee of the Directors; and

90.1.3	all resolutions and proceedings at all meetings of the Members of the Company or any class of Members and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DIRECTORS' INTERESTS

91.	Interests

91.1	A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as to remuneration and otherwise as the Directors (acting by at least 75% of the Directors) may determine.

91.2	A Director or officer may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer provided that any remuneration paid must be approved by 75% of the Directors.

91.3	No Director or officer shall be disqualified from his office or prevented by such office from holding any office or place of profit under the Company or under any company in which the Company shall be a Member or have any interest, or from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or officer shall be in any way interested be or be liable to be avoided nor shall any Director or officer so contracting, dealing or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established.

92.	Disclosure and nature of interest

92.1	A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of the Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

92.2	The nature of the interest of any Director or officer in any contract, dealing or transacting with or affecting the Company shall be disclosed by him at or prior to its consideration and any vote thereon and a general notice that a Director or officer is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

31

DELEGATION OF DIRECTORS' POWERS

93.	Power to delegate

Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or Person or fluctuating body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of Persons dealing with any such attorney and of such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

94.	Alternate Directors

94.1	Any Director may by writing appoint any other Director, or other Person willing to act, to be his alternate and remove his alternate so appointed by him. Such appointment or removal shall be by notice to the Registered Office signed by the Director making or revoking the appointment or in any other manner approved by the Directors, and shall be effective on the date the notice is served and the alternate shall be notified of such appointment or revocation. Subject to the removal by the appointing Director, the alternate shall continue in office until the date on which his appointor ceases to be a Director. An alternate may also be a Director in his own right and may act as alternate to more than one Director.

94.2	An alternate shall be entitled to receive notice of all meetings of the Directors, attend, be counted in the quorum, vote and act in such appointor's place at every such meeting at which the appointing Director is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

94.3	These Articles (except as regards powers to appoint an alternate and remuneration) apply equally to the alternate as though he were the Director in his own right.

94.4	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him. The signature of an alternate to any resolution in writing of the Director or a committee there shall, unless the terms of the appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

95.	Management

The day-to-day management of the business of the Company shall be conducted by the Management in accordance with the Annual Business Plan. For the avoidance of doubt, the Management shall not have the power to decide on matters that require the approval of the Members or the Board (including those matters which are Board Reserved Matters or Member Reserved Matters, whether under applicable Law, these Articles, or otherwise.

96.	Officers

The Directors may appoint a Secretary and such other officers as they may from time to time consider necessary upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide and the Directors may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for any damages that such officer may have against the Company or the Company may have against such officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Law or these Articles, the powers and duties of the officers of the Company shall be such (if any) as are determined from time to time by the Directors.

32

DIRECTORS' AND MANAGEMENT REMUNERATION

97.	Remuneration

97.1	Directors will not receive any director's fee or other remuneration other than reimbursement of reasonable travel expenses incurred to attend Board Meetings.

The Management (in their capacity as officers or employees of the Company) shall not be entitled to be paid any remuneration, compensation or other fees by the Company, any Subsidiary or any Portfolio Company, including but not limited to cash compensation (for the avoidance of doubt, this restriction shall not apply to equity incentives issued under the Share Option Plan).

SEALS AND DEEDS

98.	Use of Seal

The Directors may determine that the Company shall have a Seal, and if they so determine, shall provide for the safe custody of the Seal. The Seal shall only be used by the authority of the Directors and in the presence of a Director or the Secretary or such other Person as the Directors may by resolution appoint for this purpose, and every instrument to which the Seal affixed shall be signed by the relevant Person. Notwithstanding the above, annual returns and notices filed under the Law may be executed either as a deed or under Seal and in either case without the need for the authority of a resolution of the Directors.

99.	Duplicate Seal

The Company may maintain in any place or places outside the Cayman Islands a facsimile of any Seal and such facsimile seal shall be affixed in the same way as if it were the Seal.

100.	Execution of deeds

In accordance with the Law, the Company may execute any deed or other instrument (which would otherwise be required to be executed under Seal) by the signature of such deed or instrument as a deed by a Director or by the Secretary of the Company or by such other Person as the Directors may appoint or by any other Person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by a Director or the Secretary or such other Person as aforesaid.

DIVIDENDS

101.	Payment of Dividends

101.1	DCM Initial SoFi In-Kind Distribution. Subject to the (i) receipt of applicable regulatory approvals and (ii) absence of any continuing event of default under each of the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, DCM shall have the right to request at any time that the Company make an in-kind distribution of the DCM Initial SoFi Shares to DCM (the DCM Initial SoFi In-Kind Distribution), subject to applicable Laws, and no Board approval as applicable pursuant to Board Reserved Matters pursuant to Article 77 or Member approval as applicable to Member Reserved Matters pursuant to Article 78 is necessary in order to take any action with regard to this Article 101.1. The Company and all Members shall use reasonable best endeavours to procure that the Company complete the DCM Initial SoFi In-Kind Distribution as soon as practicable after receiving DCM's request to conduct such DCM Initial SoFi In-Kind Distribution.

33

101.2	SB SoFi Initial SoFi In-Kind Distribution. Subject to the (i) receipt of applicable regulatory approvals and (ii) absence of any continuing event of default under each of the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, SB shall have the right to request at any time after the entire Principal (as defined in the Everbright Loan Documents) under the Everbright Loan Documents, and all other amounts then payable under the Everbright Loan Documents, has been repaid in full that the Company make an in-kind distribution of all of the SB Initial Shares to SB (the SB Initial SoFi In-Kind Distribution), subject to applicable Laws, and no Board approval as applicable pursuant to Board Reserved Matters pursuant to Article 77 or Member approval as applicable to Member Reserved Matters pursuant to Article 78 is necessary in order to take any action with regard to this Article 101.2. The Company and all Members shall use reasonable best endeavours to procure that the Company complete the SB Initial SoFi In-Kind Distribution as soon as practicable after receiving SB's request to conduct such SB Initial SoFi In-Kind Distribution.

101.3	In the case of any distribution of SoFi Shares in-kind, subject to the limitations set forth in Article 101.4.1, Mr. Chen shall have the right to elect to receive a SoFi Distribution concurrent with such distribution of SoFi Shares in-kind, or to propose any alternative method of addressing any adverse tax consequences to Mr. Chen that may result from such distribution of SoFi Shares in kind, and the Board shall exercise its reasonable best endeavours to give effect to such election or proposal; provided that such SoFi Distribution is solely for the purpose of paying any taxes assessed in connection to the DCM Initial SoFi In-Kind Distribution or the SB Initial SoFi In-Kind Distribution and represents the minimum SoFi Distribution possible to satisfy such tax consequences.

101.4	Subject in all respects to (x) the rights of DCM under Article 101.1 and SB under Article 101.2, and the completion of any SoFi Distribution that is validly requested by DCM in accordance with Article 101.1 or validly requested by SB in accordance with Article 101.2, (y) the satisfaction or waiver (if applicable) of the mandatory prepayment requirements, collateral requirements and restrictions in the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, and (z) applicable Law, SoFi Distributions shall be promptly distributed to the Members as follows; provided that (1) other than the DCM Initial SoFi In-Kind Distribution and the SB Initial SoFi In-Kind Distribution, which shall comprise SoFi Shares in kind as provided in Article 101.1 and 101.2 (as applicable), each SoFi Distribution to SB or DCM may, at the sole discretion of DCM or SB (as applicable), comprise SoFi Shares in kind or SoFi Proceeds (or a combination thereof); and (2) other than a SoFi Distribution to Mr. Chen pursuant to Article 101.3, each SoFi Distribution to a Member other than SB and DCM shall solely comprise SoFi Proceeds unless SoFi is publicly listed on a stock exchange in the United States at the time of the distribution

101.4.1	Prior to Renren Repayment. If, after repayment of all Liabilities (as defined in the Subordination Deed) incurred, payable or owing by the Company or its Affiliates to SB (in each case, whether alone or jointly, or jointly and severally, with any other Person, whether actually or contingently, and whether as principal, surety or otherwise) under the SB Loan Documents (the Junior Debt), and prior to the repayment of all Liabilities (as defined in the Subordination Deed) incurred, payable or owing by the Company or its Affiliates to Renren (in each case, whether alone or jointly, or jointly and severally, with any other Person, whether actually or contingently, and whether as principal, surety or otherwise) under the Renren Loan Documents (the Subordinated Debt), (i) DCM's SoFi Distributable Shares exceeds the DCM Initial SoFi Shares, then the Company shall make a single SoFi Distribution to DCM equal to such excess (in kind or as SoFi Proceeds thereof); and (ii) SB's SoFi Distributable Shares exceeds the SB Initial SoFi Shares, then the Company shall make a single SoFi Distribution to SB equal to such excess (in kind or as SoFi Proceeds thereof).

101.4.2	Following Renren Repayment. Following repayment of the Subordinated Debt, any SoFi Distribution shall be distributed to the Members as follows, in the case of SoFi Proceeds, within five (5) Business Days following the receipt of such SoFi Proceeds:

34

(i) First, 100% to the Members other than DCM and SB in proportion to such Members' respective ownership of all Members' issued and outstanding Shares excluding Shares held by DCM and SB as of the date of such SoFi Distribution, until the aggregate amount of SoFi to Distributions (represented as the number of SoFi Exit Shares if such SoFi Distributions are in the form of SoFi Proceeds) distributed to such Member (other than DCM and SB) is equal to such Members's SoFi Distributable Shares multiplied by the Catch-Up Ratio. Catch-Up Ratio means a fraction, the numerator of which is equal to SB's (or DCM's) SoFi Exit Shares as of the date of such SoFi Distribution and the denominator of which is equal to SB's (or DCM's) SoFi Distributable Shares as of the date of such SoFi Distribution; and

(ii) Second, 100% to all of the Members (including DCM and SB) in proportion to their ownership of issued and outstanding Shares as of the date of such SoFi Distribution.

For the avoidance of doubt, subject to applicable law, the SoFi Proceeds and SoFi Shares will only be distributed to the Members pursuant to the terms of the Shareholders Agreement and these Articles and not used by the Company for management compensation or expenditure plans;

101.5	Except as otherwise provided herein and subject to the satisfaction or waiver (if applicable) of the restrictions in the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, Distributable Proceeds shall be distributed to the Members in accordance with their Pro-Rata Fully Diluted Share, within 60 days after receipt by the Company (or if distribution within 60 days is not practicable, as soon as practicable thereafter)

101.6	Each Member shall exercise all rights and powers available to it to procure that all proceeds received by any Subsidiary in respect of any Portfolio Investment or the SoFi Investment (including from the sale, in-kind distribution or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or in respect of, any Portfolio Investment or the SoFi Investment) are distributed by such Subsidiary to its shareholders as soon as reasonably practicable after receipt.

101.7	No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Law.

102.	Calculation of Dividends

Subject to the rights of Members, if any, entitled to Shares with special rights as to dividends, all dividends shall be declared and paid according to the amount paid up on the Shares in respect of which the dividend is paid and any dividend on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share. Dividends may be apportioned and paid pro rata according to the amounts paid-up on the Shares during any portion or portions of the period in respect of which the dividend is paid.

103.	Deductions

The Directors may deduct from any dividend, distribution or other monies payable to a Member by the Company on or in respect of any Shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of Shares of the Company.

104.	Joint Holders

If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other money payable on or in respect of the Share.

35

105.	Payment method

Any dividend may be paid by cheque or warrant sent through the post to the address of the Member or Person entitled thereto in the Register of Members or, in the case of joint holders addressed to the holder whose name stands first in the Register of Members in respect of the Shares at his registered address as appearing on the Register of Members or to such Person and such address as the Member or Person entitled or such joint holders as the case may be may direct in writing. Every such cheque or warrant shall, unless the holder or joint holders may in writing direct, be made payable to the order of the Person to whom it is sent or to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register of Members in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the Shares held by such joint holders.

106.	Satisfaction by distribution of specific assets

The Directors may declare that any dividend or distribution is paid wholly or partly by the distribution of specific assets and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and where any difficulty arises in regard to such dividend or distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional Shares or ignore fractions altogether and may fix the value for dividend or distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to secure equality of distribution, and may vest any such specific assets in trustees as may seem expedient to the Directors.

107.	No interest

No dividend or other distribution or other monies payable by the Company on or in respect of any Share shall bear interest against the Company.

108.	Unclaimed dividends

All unclaimed dividends or distributions may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Any dividend or distribution unclaimed by a Member six years after the dividend or distribution payment date shall be forfeited and revert to the Company.

RESERVES

109.	The Directors may, before declaring any dividend or distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends, or for any other purpose of the Company, and pending such application may, in their discretion, be employed in the business of the Company or be invested in such manner as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any sums which they think it prudent not to distribute.

CAPITALISATION OF PROFITS

110.	Capitalisation

The Directors may capitalise any sum standing to the credit of any of the Company's reserve accounts which are available for distribution (including its Share Premium Account and capital redemption reserve fund, subject to the Law) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid.

36

111.	Authorisation

Where any difficulty arises in regard to any distribution under the preceding Article, the Directors may settle the same as they think expedient and, in particular, may authorise any Person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Directors. The Directors may appoint any Person to sign on behalf of the Persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

SHARE PREMIUM ACCOUNT

112.	Establishment and use of Share Premium Account

112.1	The Directors shall in accordance with the Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

112.2	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Law, out of capital.

ACCOUNTING RECORDS

113.	Books of account

Subject to any additional requirements set out in the Shareholders Agreement, the Directors shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Law.

114.	Inspection by Members

114.1	Subject to Articles 115 and 117:

114.1.1	the accounting records shall be kept at the Registered Office or at such other place or places as the Directors think fit, and shall at all times be open to inspection by the Directors; and

114.1.2	no Member (who is not also a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Directors or by the Members by Ordinary Resolution.

115.	Records and audit

115.1	The Company in general meeting may from time to time determine (or revoke, alter or amend any such determination) or, failing such determination, the Directors may determine (or revoke, alter or amend any such determination):

115.1.1	that the accounts of the Company be audited and the appointment of the Auditors;

115.1.2	that there be prepared and sent to each Member and other Person entitled thereto a profit and loss account, a balance sheet, group accounts and/or reports for such period and on such terms as they may determine; and

37

115.1.3	that there be laid before the Company in general meeting a copy of every balance sheet together with a copy of the Auditor's report.

116.	Annual Business Plan

116.1	The Annual Business Plan shall contain the Company's investment and operating strategies for the upcoming Financial Year, and detailed operating and capital budgets.

116.2	The Management shall procure that no later than thirty (30) calendar days prior to the end of each financial year of the Company (a Financial Year), the Company shall submit to the Members the draft Annual Business Plan for the upcoming Financial Year, which Annual Business Plan shall be adopted upon the approval of the Members in accordance with Article 78, with such amendments as the Members may agree.

116.3	If the Members are unable to agree upon the Annual Business Plan for any Financial Year in accordance with Article 116.2 within 30 calendar days of the start of such Financial Year, then the Annual Business Plan previously adopted shall continue to apply to the extent possible, and any member of the Board may propose changes to the Annual Business Plan for approval by the Members.

117.	Reports

117.1	The Company shall make available to each party to the Shareholders Agreement on a site or in an electronic data room accessible to all such parties:

117.1.1	quarterly unaudited financial statements (containing a balance sheet, cash flow statement and profit and loss statement) of the Company and each Subsidiary, together with a report setting out the current valuation of each of the Company's investments and any other matters of material importance to the Company, within sixty (60) days following the end of each of the first three (3) quarters of the Financial Year, provided that the Company shall use commercially reasonable efforts to provide such information within forty-five (45) days following the end of each of the first three (3) quarters of the Financial Year;

117.1.2	annual audited consolidated financial statements of the Company, together with a report setting out the current valuation of each of the Company's investments and any other matters of material importance to the Company, within one hundred and twenty (120) days following the end of the Financial Year, provided that the Company shall use commercially reasonable efforts to provide such information within ninety (90) days following the end of the Financial Year; and

117.1.3	within five (5) business days following any SoFi Distribution a schedule or other records disclosing the amount of SoFi Shares or SoFi Proceeds issued to each Member pursuant to such SoFi Distribution.

SERVICE OF NOTICES AND DOCUMENTS

118.	Form and delivery of notices

118.1	Notices or other documents or communications may be given to any Member by the Company either personally or by sending it by courier, post, fax or email to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him. Any notice shall be deemed to be effected:

118.1.1	if delivered personally or sent by courier, by properly addressing and prepaying a letter containing the notice; and to have been effected, in the case of a notice of a meeting, when delivered;

118.1.2	if sent by post, by properly addressing, prepaying, and posting a letter containing the notice (by airmail if available) and to have been effected, in the case of a notice of a meeting, at the expiration of three days after it was posted; and

38

118.1.3	if sent by fax or email by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

118.2	A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

118.3	A notice may be given by the Company to the Person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the Persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

118.4	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

118.4.1	every Member entitled to vote except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

118.4.2	every Person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

118.5	No other Persons shall be entitled to receive notices of general meeting.

WINDING UP

119.	Method of winding up

Subject to the rights attaching to any Shares, if the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law or these Articles, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is any liability.

120.	Distribution of assets

If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst holders of Ordinary Shares in proportion to the number of Ordinary Shares held thereby at the commencement of the winding up. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

INDEMNITY AND INSURANCE

121.	Indemnity and limitation of liability

39

121.1	Except as provided in Article 121.2 below, the Company will indemnify each of the Directors and Officers to the fullest extent permitted by applicable law against any liability, any amount paid or incurred by such Director or Officer in settlement thereof and all expenses reasonably incurred or paid by such Director or Officer in connection with any action, claim, suit or proceeding in which such Director or Officer becomes involved by virtue of being or having been involved in the business or affairs of the Company.

121.2	Notwithstanding Article 121.1, no indemnification shall be provided to any Director or Officer: where such damage, liability or loss has arisen (wholly or partially) out of or in connection with Disabling Conduct (for the purposes of this Article 121.2 the Disabling Conduct shall be the items set out in Article 72.3.1 to 72.3.7 (inclusive), except that references therein to Management shall be deemed references to the relevant Director or officer), gross negligence or fraud by such Person, or, where indemnification is available from another available source, such Director or Officer has not used reasonable endeavours to seek indemnification from such source. A Director may not settle, compromise or offer to settle or compromise any claim, demand or other litigation for which such Director would be held harmless or indemnified under this Article 121 or the Memorandum and Articles of the Company without the prior written consent of the Company.

122.	Director and Officer Insurance

The Company shall purchase and maintain with a reputable insurer insurance on such terms (including customary exclusions), in customary amounts and for customary periods for, of for the benefit of, any Person who is or was at any time a Director of Officer against any liability incurred by or attaching to such Person in respect of any act or omission in the actual or purported execution and/or discharge of such Person's duties and/or in the exercise or purported exercise of such Person's powers and/or otherwise in relation to such Person's duties, powers or offices as a Director or Officer of the Company.

CONTINUATION

123.	The Company shall have the power, subject to the provisions of the Law and with the approval of a Special Resolution, to continue as a body incorporated under the laws of any jurisdiction outside of the Cayman Islands and to be de-registered in the Cayman Islands.

AMENDMENT OF MEMORANDUM AND ARTICLES

124.	Subject to the provisions of the Law and Article 78.1, the Company may from time to time with the approval of a Special Resolution alter or amend the Memorandum or these Articles in whole or in part, provided that no such amendment shall affect the special rights attaching to any class of Shares without the relevant consent or sanction provided for in these Articles.

40

Schedule 1

Existing Investments

41

Schedule 2

Existing Commitments to Invest in Portfolio Companies

Company	Amount Committed to Invest	Approximate Timing of Investment

42

Annex B

Form of

Dated                                                                                            2018

SOFTBANK GROUP CAPITAL LIMITED

and

JOSEPH CHEN

and

JAMES JIAN LIU

and

DCM VENTURES

and

OAK PACIFIC INVESTMENT

SHAREHOLDERS AGREEMENT

RELATING TO OAK PACIFIC INVESTMENT

THIS AGREEMENT (the Agreement) is entered into on ___________________, 2018, AMONG:

(1)	SoftBank Group Capital Limited, a company incorporated with limited liability under the Laws of England and Wales with registered number 9569889 whose registered office is at 69 Grosvenor Street, London, United Kingdom, W1K 3JP (SBGCL);

(2)	Joseph Chen, a citizen of the United States with passport number [x] (Mr. Chen);

(3)	James Jian Liu, a citizen of the People’s Republic of China with ID number [x] (Mr. Liu);

(4)	DCM Ventures, refers to DCM III, L.P., DCM III-A, L.P., and DCM Affiliates Fund III, L.P., all of which are companies incorporated as limited partnerships under the Laws of the state of Delaware and their Affiliates (DCM);

(5)	Oak Pacific Investment, an exempted company incorporated under the Laws of the Cayman Islands with registered number 326905 whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the Company),

the foregoing (1) to (5) together with any Person which subsequently becomes a party to this Agreement, collectively known as the Parties and each a Party.

BACKGROUND

(A)	As of the date hereof, each of SB Pan Pacific Corporation (SBPP) (an Affiliate of SBGCL and SoftBank), Mr. Chen, Mr. Liu and DCM holds certain shares in the Company. The Company's current issued and outstanding share capital is set out in Schedule 1. The current corporate structure of the Company and the Subsidiaries (as defined below) is set out in Schedule 5.

(B)	This Agreement regulates the operation and management of the Company and the relationship among the Parties.

2

IT IS AGREED as follows:

1.	Definitions and interpretation

1.1	In this Agreement:

Affiliate means, with respect to any specified Person, any other Person that directly or indirectly, whether or not through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, including any investment fund in respect of which the specified Person or a Person controlling or under common control with such Person directly or indirectly controls, manages or advises or acts as a general partner or managing partner or in any similar capacity. For the purposes of this Agreement, control, when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, an investment management mandate, or otherwise, and the terms controlling and controlled have meanings correlative to the foregoing. For the purposes of this Agreement, David Chao shall be considered an Affiliate of DCM

Agreement has the meaning set out in the first sentence hereof, i.e., the preamble

Annual Business Plan means the annual business plan and budget of the Company in respect of the Business (except the ZenZone Business), as revised from time to time in accordance with clause 4. The initial Annual Business Plan is attached as Schedule 4 and shall be for the period from the date hereof through December 31, 2018

Auditors means the auditors of the Company

Board means the board of directors of the Company

Board Meeting means a meeting of the Board that is duly convened and held in accordance with this Agreement and the Memorandum and Articles

Board Reserved Matters has the meaning given in clause 5.14

3

Business means (i) operating the ZenZone Business; (ii) the holding of securities in SoFi, Renren Lianhe and Portfolio Companies as identified in Schedule 2 hereto; (iii) the holding of securities issued by such other Persons as from time to time approved in accordance with this Agreement and the Memorandum and Articles; provided, however, that OPI may make additional investments up to (x) US$2 million as set forth in Schedule 6, and (y) US$5 million in the aggregate including the additional investment referred to in (x), and (iv) the management and orderly distribution or disposition of investments specified in (ii) and (iii) to achieve maximum profit for the Shareholders

Business Day means a day (other than a Saturday or Sunday or other day on which commercial banks are authorized or required by Law to close) on which commercial banks are open for the transaction of normal banking business in the United States, the United Kingdom, Hong Kong, Japan and the Cayman Islands

Catch-Up Ratio has the meaning given in clause 13.1(b)(i)

Change of Control with respect to a Person means the occurrence of any of the following, whether in a single transaction or in a series of related transactions: (A) an amalgamation, arrangement, merger, consolidation, scheme of arrangement or similar transaction (i) in which such Person is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which such Person is incorporated or (ii) as result of which the holders of the voting securities of such Person as of the date hereof do not hold more than 50% of the combined voting power of the voting securities of the surviving entity, or (B) sale, transfer or other disposition of all or substantially all of the assets of such Person (including without limitation in a liquidation, dissolution or similar proceeding); provided, however, with respect to SoftBank, an event is not a “Change of Control Event” if after the occurrence of such event, Mr. Masayoshi Son continues to hold no less than 5% of the total issued and outstanding share capital of SoftBank or the surviving entity (as the case may be)

Claims means claims, demands, Proceedings, liabilities, out-of-pocket costs and expenses, damages and losses, of whatever nature, known or unknown, liquidated or unliquidated, including amounts paid in satisfaction of judgments, in compromise or as fines or penalties, and reasonable counsel fees and expenses incurred in connection with the preparation for or defense or disposition of any Proceeding

4

Class A Shares means the class A Ordinary Shares of US$0.001 par value each in the capital of the Company which carry the rights set forth in the Memorandum and Articles and in this Agreement

Class B Shares means the class B Ordinary Shares of US$0.001 par value each in the capital of the Company which carry the rights set forth in the Memorandum and Articles and in this Agreement

Clear Light means Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company, which is wholly owned by China Everbright Limited

Code means the United States Internal Revenue Code of 1986, as amended

Company has the meaning set out in the preamble to this Agreement

Company Valuation means the value of the Company as established by the special committee of the board of directors of Renren in connection with the Separation

Continuing Provisions means clauses 1 and 12 to 27

DCM has the meaning set out in the preamble to this Agreement

DCM Initial SoFi In-Kind Distribution has the meaning set out in clause 9.1

DCM Initial SoFi Shares means, in relation to DCM, a total of 1,283,710 SoFi Shares, consisting of 182,077 Series F SoFi Shares, 29,362 Series E SoFi Shares, 138,615 Series D SoFi Shares, and 933,656 Series B SoFi Shares

Director means a director of the Company

Disabling Conduct has the meaning set out in clause 5.4

Distributable Proceeds means, as of any date of determination, proceeds (other than SoFi Proceeds) received by the Company in respect of a Portfolio Investment, including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or in respect of, a Portfolio Investment

5

EB Warrant means the warrant dated issued by Renren SF to Clear Light

Encumbrance means (i) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law and (ii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person

Everbright Loan Documents means (i) the Subscription Agreement dated entered into by and among the Company, Renren, Renren Lianhe, Renren SF and Clear Light, (ii) the Senior Secured Promissory Note dated issued by Renren Lianhe to Clear Light, (iii) the EB Warrant dated issued by Renren SF in favor of Clear Light, (iv) the Equitable Mortgage Over Shares in Social Finance, Inc., dated by and between Renren SF and Clear Light and (v) the Subordination Deed

Financial Information has the meaning set out in clause 10.1

Financial Year has the meaning set out in clause 4.2

Flow-Through Subsidiary means any Subsidiary that is treated as a partnership or disregarded entity for U.S. federal income tax purposes

Fully Diluted Basis means, when calculating the number of Shares as of a determination date, the sum of (a) the total number of issued and outstanding Ordinary Shares as of such determination date plus (b) the total number of Shares into which any outstanding (as of such determination date) preferred shares, debentures, options, warrants, convertible securities or other rights convertible, exercisable or exchangeable for Shares are convertible, exercisable or exchangeable, as the case may be

6

Governmental Authority means any government of any nation or any federation, province or state or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any nation, or any political subdivision thereof, any court, tribunal or arbitrator, the governing body of any securities exchange and any self-regulatory organization

Governmental Order means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority

IFRS means the International Financial Reporting Standards, consistently applied

Insolvency Event means a Person:

(a)	becoming insolvent or unable to pay its debts as they fall due or being adjudicated bankrupt;

(b)	having any judgment or order against it which is not stayed or complied with within fourteen (14) days; any execution, sequestration or other enforcement action or any analogous or similar procedure in any jurisdiction or any other form of legal process being commenced against a material part of the assets of the Person and not being discharged within seven (7) days; having any steps taken to enforce any security over any assets of the Person;

(c)	being dissolved or entering into liquidation, provisional liquidation, administration, administrative receivership, receivership, a voluntary arrangement, a scheme of arrangement with creditors, any analogous or similar procedure in any jurisdiction or any other form of procedure relating to insolvency, reorganization or dissolution in any jurisdiction;

7

(d)	ceasing to carry on business, stopping payment of its debts or any class of them, or entering into any compromise or arrangement in respect of its debts or any class of them, or taking any step to do any of those things; or

(e)	having all or substantially all of its assets subject to attachment, sequestration, execution or any analogous or similar procedure in any jurisdiction or any other form of procedure relating to the enforcement of legal or equitable security or charge in any jurisdiction and that procedure not being terminated or discharged within fourteen (14) days

Junior Debt has the meaning set out in clause 13.1(a)

Law means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended, and all applicable Governmental Orders

Management means each of Mr. Chen and Mr. Liu

Management Family Members means, with respect to each Management at any given time, such Management and, his spouse and children at such time, collectively

Memorandum and Articles means the memorandum and articles of association of the Company as amended from time to time, with the form set out in Schedule 3 to be adopted on or around the date of this Agreement

Mr. Chen has the meaning set out in the preamble to this Agreement

Mr. Liu has the meaning set out in the preamble to this Agreement

8

New Indebtedness means indebtedness of the Company (for the avoidance of doubt, indebtedness arising pursuant to the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents shall not be New Indebtedness)

New Issuance means any issuance of New Securities or incurrence of New Indebtedness

New Securities means any (a) Shares, (b) securities convertible, exercisable, or exchangeable into, or carrying the right to subscribe for, any Shares, and (c) debt securities (whether or not convertible or exchangeable for Shares)

Notified Address has the meaning set out in clause 26.3

Option has the meaning set out in the Share Option Plan

Ordinary Share has the same meaning as in the Memorandum and Articles

Party and Parties have the meanings set out in the preamble to this Agreement

Pending Director has the meaning set out in clause 5.15

Percentage Ownership means, with respect to a Person’s ownership in Class B Shares or any holder thereof, the equity interests that such Person directly or indirectly holds in such Class B Shares or holder thereof as a percentage of all of the outstanding equity interests in such Class B Shares or holder thereof

Permitted Disclosees has the meaning set out in clause 15.1

Permitted Method has the meaning set out in clause 26.2

Person means any individual, partnership, firm, corporation, limited liability company, association, trust, fund, firm, joint venture, association, unincorporated organization, or other entity, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Securities Exchange Act

PFIC has the meaning set out in clause 25.5

9

PFIC Shareholder has the meaning set out in clause 25.5

Portfolio Company means the issuer of any Portfolio Investment

Portfolio Investment means any debt or equity investment (other than the SoFi Investment) made, directly or indirectly, by the Company, including but not limited to, the equity securities in Portfolio Companies (other than SoFi) as identified in Schedule 2 hereto, and the securities issued by such other Persons as from time to time approved in accordance with this Agreement and the Memorandum and Articles

Proceeding means any legal dispute, investigation, action, suit, arbitration or other proceeding, whether civil or criminal, judicial, administrative, investigative or otherwise, by or on behalf of or against any Person

Pro Rata Fully Diluted Share means, in relation to a Shareholder as of a determination date, a fraction, the numerator of which is equal to the number of issued and outstanding Shares held by such Shareholder as of such determination date, and the denominator of which is equal to the number of Shares, on a Fully Diluted basis, as of such determination date

Public Official means any person who holds a legislative, administrative or judicial position of any kind (whether appointed or elected) of any country or territory, or who exercises a public function for or on behalf of any country or territory or any public agency or public enterprise, or who is an official or agent of a public international organization

Qualifying Zhenzhong Subsidiary means a Zhenzhong Subsidiary that is a Flow-Through Subsidiary in which the Company holds at least a one-third interest in the capital and profits directly or indirectly through Flow-Through Subsidiaries

Renren means Renren Inc.

Renren Lianhe means Renren Lianhe Holdings, an exempted company incorporated under the Laws of the Cayman Islands

10

Renren Loan Documents means, each dated as of or prior to the date hereof, (i) the Secured Promissory Note issued by the Company to Renren, (ii) the Renren Stock Pledge Agreement by and between Renren and Renren SF and (iii) the Subordination Deed

Renren SF means Renren SF Holdings Inc., an exempted company incorporated under the Laws of the Cayman Islands

Representatives means, with respect to any Person, any of such Person's Affiliates, managers, partners, shareholders, members, trustees, officers, employees, directors and any other Person who acts on behalf of or represents such Person

Reserved Matter Consent has the meaning set out in clause 7.1

Resolution Proposal has the meaning set out in clause 5.15

SB means, collectively, SoftBank and all entities directly or indirectly controlled by SoftBank and holding Shares from time to time, and SB Entity means any of them, which as of the date of this Agreement includes SBGCL and SBPP

SB Base Holding means 50% of that number of Ordinary Shares (irrespective of whether they are Class A Shares or Class B Shares) representing the sum of (1) the number of Class A Shares that were collectively held by SB as of the date hereof and (2) the number of Class B Shares that were collectively held by SB as of the date hereof

SB Initial SoFi In-Kind Distribution has the meaning set out in clause 9.2

SB Initial SoFi Shares means, in relation to SB, a total of 5,918,366 SoFi Shares, consisting of 839,441 Series F SoFi Shares, 135,367 Series E SoFi Shares, 639,067 Series D SoFi Shares and 4,304,490 Series B SoFi Shares

SB Loan Documents means, each as of or prior to the date hereof, (i) the Secured Promissory Note entered into by and between Renren Lianhe and SBGCL, (ii) the Subordination Deed, and (iii) the SB Stock Pledge Agreement by and between SBGCL and Renren SF

11

SBGCL has the meaning set out in the preamble to this Agreement

SBPP has the meaning set forth in the recitals to this Agreement

Separation means the transactions contemplated under the separation and distribution agreement dated as of the date hereof, entered into by the Company and Renren, pursuant to which the Company is separated from Renren

Services Agreement means the Services Agreement by and between the Company and Renren dated as of the date hereof

Shareholder Reserved Matters has the meaning set out in clause 7.1

Shareholders means all holders of Shares from time to time, and Shareholder shall mean any of them

Shares means the Class A Shares, the Class B Shares and any other class of shares of the Company, and Share shall mean any of them. For the avoidance of doubt “Shares” shall not include any unexercised options to purchase Ordinary Shares or any unvested restricted stock units

Share Option Plan has the meaning set out in clause 11.1

SoFi means Social Finance, Inc.

12

SoFi Distributable Shares means, with respect to a Shareholder as of a determination date, a number of SoFi Shares, rounded down to the nearest whole share, equal to such Shareholder's Pro Rata Fully Diluted Share multiplied by the number of SoFi Shares equal to (a) all SoFi Shares owned by the Company and its Subsidiaries as of the date hereof; minus (b) all SoFi Shares that, as of such determination date, either (i) are subject to the pledges, charges and other security interest arrangements required under and implemented pursuant to the Everbright Loan Documents, the SB Loan Documents or the Renren Loan Documents or (ii) have been sold or otherwise disposed of by the Company or its Subsidiaries, except to the extent the SoFi Proceeds from such sale or disposition have been distributed to Shareholders in accordance with the terms hereof; minus (c) with respect to any Shareholder that acquired Shares pursuant to the exercise of one or more Options prior to such determination date, where the exercise price of such Option(s) was adjusted pursuant to clause 11.4 in connection with one or more SoFi Distributions, the aggregate SoFi Distribution Adjustment Shares. For purposes of this definition, SoFi Distribution Adjustment Shares means, with respect to a SoFi Distribution pursuant to which the exercise price of an Option was adjusted pursuant to clause 11.4, (i) if such SoFi Distribution comprised SoFi Shares distributed in kind, (1) the number of such SoFi Shares distributed in kind; divided by (2) the number of issued and outstanding Shares as of the date of such SoFi Distribution; multiplied by (3) the number of Shares underlying such Option; and (ii) if such SoFi Distribution comprised SoFi Proceeds, (1) the number of SoFi Shares sold or otherwise disposed of to receive such SoFi Proceeds; divided by (2) the number of issued and outstanding Shares as of the date of such SoFi Distribution; multiplied by (3) the number of Shares underlying such Option

SoFi Distribution means a distribution of SoFi Proceeds or SoFi Shares in kind pursuant to this Agreement, including the DCM Initial SoFi In-Kind Distribution, the SB Initial SoFi In-Kind Distribution and all subsequent distributions of SoFi Proceeds and SoFi Shares

SoFi Exit means the disposal, in a single transaction or a series of transactions, of the SoFi Investment by the Company and the completion of the distribution of SoFi Proceeds or SoFi Shares in kind to all Shareholders based on each Shareholder's Pro Rata Fully Diluted Share, each on terms and conditions to the satisfaction of SB in its sole discretion

SoFi Exit Date means the date on which the SoFi Exit has been achieved as notified by SB to the Company, acting in good faith

SoFi Exit Shares means, as of a determination date, the aggregate number of (i) SoFi Shares sold or otherwise disposed of to receive SoFi Proceeds distributed to Shareholders, and (ii) SoFi Shares distributed in kind to Shareholders, in each case on or prior to such determination date

13

SoFi Investment means the Company's equity securities in SoFi

SoFi Proceeds means proceeds or other assets received by the Company in respect of the SoFi Investment, including from (a) the sale or other disposition of SoFi Shares (including any recapitalization or similar transaction and any proceeds from the exercise of the EB Warrant), (b) dividends, interest or other income from or with respect to the SoFi Investment, and (c) any cash received from Clear Light due to the exercise of the EB Warrant

SoFi Shares means each Series F share of SoFi, each Series E share of SoFi, each Series D Share of SoFi, each Series B Share of SoFi and each common share of SoFi, each of which shall, unless otherwise provided in this Agreement, be considered to be of equal value and fungible for all purposes relating to this Agreement

SoFi State Regulatory Requirements means any requirements imposed by a state or other local government of the United States on the qualifications of persons who may serve as directors or officers of entities that hold an ownership interest in SoFi or any of SoFi’s subsidiaries

SoftBank means SoftBank Group Corp., a company incorporated under the Laws of Japan

Subordinated Debt has the meaning set out in clause 13.1(a)

Subordination Deed means the Tripartite Deed of Subordination dated the date hereof entered into by and among the Company, Clear Light, SBGCL, Renren Lianhe and Renren

Subscribers has the meaning set out in clause 8.4

Subscription Period has the meaning set out in clause 8.4

Subsidiary means any Person directly or indirectly controlled by the Company from time to time

14

Taxation or Tax means:

(a)	all forms of tax (other than deferred tax), levy, duty, charge, impost, withholding or other amount whenever created or imposed and whether of Hong Kong or elsewhere, payable to or imposed by any taxation authority; and

(b)	all interest, penalties and fines relating to any Taxation falling within sub-clause (a) above or which arise as a result of the failure to pay any Taxation on the due date or to comply with any obligation relating to Taxation

Transaction Documents means this Agreement, the Memorandum and Articles, the Services Agreement and the shareholders’ agreement among the Company, Joseph Chen, James Lian Liu and Renren Lianhe dated as of the date hereof.

Transfer means any sale, transfer or other disposition, whether or not for value

ZenZone Business means the advertising agency business operated in the People’s Republic of China by Beijing Zhenzhong Interactive Information Technology Co., Ltd. and its subsidiaries and controlled Affiliates (each a Zhenzhong Subsidiary)

1.2	In this Agreement:

(a)	the headings, background and the table of contents are for convenience only and do not form part of this Agreement or affect its interpretation;

(b)	references to a party include the party's successors and permitted assigns;

(c)	references to any statute or statutory provision include:

(i)	any subordinate legislation made under it; and

(ii)	any provision amending it or re-enacting it (whether with or without modification) with obligations substantially similar to the obligations imposed by the specified statute or statutory provision;

15

(d)	words such as “such as”, “other”, “including” and “in particular” are not words of limitation;

(e)	a document expressed to be in the agreed form means a document in a form which has been agreed by the parties on or before the execution of this Agreement;

(f)	references to clauses, sub-clause and Schedules are to clauses and sub-clauses of, and Schedules to this Agreement, and references in a Schedule to a paragraph are to a paragraph of that Schedule;

(g)	references to this Agreement or any other document are to that document as from time to time amended, restated, novated or replaced;

(h)	references to words importing the singular include the plural and vice versa, words importing a gender include every gender; and

(i)	any rights and powers of SB under this Agreement may be exercised by any SB Entity on behalf of all the SB Entities.

2.	Warranties

2.1	Each Party warrants and represents to the other Parties that:

(a)	it is in good standing and has the power and authority required to enter into this Agreement and any other Transaction Document to which it is a party, and perform its obligations under such Transaction Document in accordance with its terms;

(b)	if such Party is not a natural person, the entry into and performance by such Party of this Agreement and any other Transaction Document to which it is a party has been duly authorized by all the necessary corporate actions on its part;

(c)	this Agreement and any other Transaction Document to which it is a party is legal, valid and binding on it;

16

(d)	neither the entry into this Agreement and any other Transaction Document to which it is a party, nor the implementation of the transactions contemplated by such Transaction Document, will result in:

(i)	a violation or breach of any provision of its constitutional documents;

(ii)	a breach of, or give rise to a default under, any contract or other agreement to which it is a party or by which it is bound; or

(iii)	a violation or breach of any applicable Laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to it or any of its assets;

(e)	unless otherwise disclosed to the other Parties prior to the date hereof, no consent, authorization, license or approval of any governmental, administrative, judicial or regulatory body, authority or organization is required to authorize the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement and any other Transaction Document to which it is a party, or the performance by it of its obligations under such Transaction Document; and

(f)	it has no current plan or intention to acquire directly or indirectly stock representing a 50 percent or greater interest (within the meaning of Section 355(d)(4) of the Code) in either the Company or Renren (or any successor of such corporation).

3.	Business of the Company

3.1	Unless otherwise agreed by the Parties, the only business of the Company shall be to conduct the Business, and the only business to be conducted by the Zhenzhong Subsidiaries shall be the ZenZone Business.

17

3.2	The Company shall comply with its obligations under this Agreement and any other agreements to which the Company is a party, and conduct the Business in accordance with good business practice and on sound commercial and profit-making principles and in compliance with all relevant Laws and regulations, including Laws and regulations relating to anti-bribery or corruption.

3.3	The Company shall, and without limitation of any right of any Party hereunder each of the Parties agrees to use its best efforts to procure that the Company shall, complete the SoFi Exit, including monetization of the SoFi Shares, as soon as possible after the date hereof in accordance with the terms hereof. If SoFi is a public company listed on a stock exchange in the United States and the Company has repaid the loans under the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, the Company will immediately distribute to the Shareholders all of the SoFi Shares (or net proceeds from monetizing the SoFi Shares, as applicable) still held by the Company other than the 1,690,321 SoFi shares which may be required to be delivered to Everbright under the EB Warrant and which are subject to the security created under the Everbright Loan Documents (the EB SoFi Shares). Notwithstanding anything to the contrary contained in this Agreement, the Company shall monetize all of the SoFi Shares held by the Company (other than the EB SoFi Shares, if any) and distribute all proceeds therefrom to the Shareholders and/or distribute in kind all of the SoFi Shares held by the Company (other than the EB SoFi Shares, if any) to the Shareholders by no later than the date that is six months following the expiration date of any “lock-up” or “market stand-off” restriction (if any) in connection with SoFi’s initial public listing on a stock exchange in the United States, whether in a connection with a firm commitment underwritten public offering or otherwise. Without limitation of any right of any Party hereunder, each of the Parties shall promptly do or cause to be done (and shall use reasonable endeavors to procure that any necessary third parties promptly do) all things (including executing and delivering any documents) reasonably required to consummate the foregoing, including (i) exercising all rights and powers available to him/her/it in a manner consistent with ensuring that the SoFi shares are monetized or distributed in kind as soon as possible after the date hereof, (ii) sign, pass or deliver such resolutions, consents, approvals or other documents in such Party’s capacity as a director and/or shareholder of the Company, as applicable, to ensure that the SoFi shares are monetized or distributed in kind as soon as possible after the date hereof and (iii) exercise, or procure that any member of the board of directors of the Company nominated by it (and duly elected to the board of directors of the Company) from time to time shall (subject to his/her fiduciary duties) exercise, his/her voting rights and other rights and powers in a manner to ensure that the SoFi shares are monetized or distributed in kind as soon as possible after the date hereof.

18

3.4	The Company shall be run in accordance with the following general requirements, as varied from time to time with the written agreement of the Parties:

(a)	the Company shall carry on and conduct its business and affairs in a proper and efficient manner and for its own benefit;

(b)	the Company shall transact all of its business on arm's length terms;

(c)	the Business shall be carried on in accordance with the Annual Business Plan;

(d)	the Company shall use all reasonable endeavors to obtain and maintain in full force and effect all permissions, approvals, consents and licenses required for the carrying on of the Business;

(e)	the Company shall keep the Parties fully informed as to all its financial and business affairs including in accordance with the terms set forth in clause 10 of this Agreement; and

(f)	the Company shall carry on and conduct its business and affairs in a manner that ensures it will qualify as a “passive foreign investment company” within the meaning of Section 1297 of the Code for the current tax year.

19

4.	Annual Business Plan

4.1	The Annual Business Plan shall contain the Company's investment and operating strategies for the upcoming Financial Year, and detailed operating and capital budgets. The initial Annual Business Plan is attached as Schedule 4 and shall be for the period from the date hereof through December 31, 2018.

4.2	The Management shall procure that no later than thirty (30) calendar days prior to the end of each financial year of the Company (a Financial Year), the Company shall submit to the Shareholders the draft Annual Business Plan for the upcoming Financial Year, which Annual Business Plan shall be adopted upon the approval of the Shareholders in accordance with clause 7.1, with such amendments as the Shareholders may agree.

4.3	If the Shareholders are unable to agree upon the Annual Business Plan for any Financial Year in accordance with clause 4.2 within 30 calendar days of the start of such Financial Year, then the Annual Business Plan previously adopted shall continue to apply to the extent possible, and any member of the Board may propose changes to the Annual Business Plan for approval by the Shareholders.

5.	The Board

Nomination, election, and removal of Directors

5.1	Save as otherwise provided in the Company’s Memorandum and Articles, the Board shall be comprised of up to three (3) Directors.

5.2	Nomination

(a)	Mr. Chen shall have the right to nominate one (1) Director, and it is intended that the first Director nominated by him will be Mr. Chen himself, subject to his satisfaction of applicable SoFi State Regulatory Requirements;

20

(b)	For as long as Mr. Liu continues to be an officer of the Company, he shall have the right to nominate one (1) Director, and it is intended that the first Director nominated by him will be Mr. Liu himself, subject to his satisfaction of applicable SoFi State Regulatory Requirements; and

(c)	At all times SB shall have the right to nominate one (1) Director. Without in any way limiting SB’s right under the foregoing sentence, it is intended that the first Director nominated will be David Thevenon, subject to his satisfaction of applicable SoFi State Regulatory Requirements.

Subject to the Company’s Memorandum and Articles and clause 5.3, each Shareholder that is party hereto shall vote its Shares in a manner as will result in the election of the nominations described in this clause 5.2.

5.3	The relevant Shareholders may exercise their Director nomination right under clause 5.2 by giving a notice in writing to the Company. Except as provided in clause 5.4, or pursuant to the Company’s Memorandum and Articles, any Director nominated in accordance with clause 5.2 may only be removed with the written consent from the Shareholder entitled to nominate such Director under clause 5.2, and such Shareholder shall have the right to nominate any replacement Director. Each Shareholder shall exercise its respective rights and powers in respect of its Shares and, unless inconsistent with its nominated Director’s fiduciary duties, shall ensure that its respective nominated (and elected) Director will exercise his or her voting rights, in such manner to ensure that persons nominated in accordance with this clause are duly elected to the Board as soon as practicable.

5.4	Notwithstanding clauses 5.1 to 5.3, SB shall from time to time be entitled to remove the elected Directors nominated by the Management from the Board, and to remove the Management from any management positions of the Company and/or its Subsidiaries and nominate replacements of its choice upon the occurrence of the following (together the Disabling Conduct), and each of the Parties agrees to exercise all rights and powers available to it to support such removal and subsequent replacement with SB’s nominee:

21

(a)	any of the Management suffering an Insolvency Event (while he remains involved with the business of the Company);

(b)	any conduct, event or condition by or with respect to any of the Management and/or their Representatives which constitutes fraud, bad faith, willful misconduct or gross negligence which has or could have an adverse effect on the Company or any of its Subsidiaries or investments;

(c)	any final conviction for any criminal conduct (other than motor vehicle violations) or for any breach of any applicable securities Law provisions by any of the Management or their Representatives (while they remain involved with the business of the Company);

(d)	any material breach by any of the Management or by the Company or any Subsidiary (only where such breach is attributable to the action or omission of any of the Management) of this Agreement, the Memorandum and Articles or constitutional document of any Subsidiary or any other Transaction Document;

(e)	any of the Management ceasing to be involved with the business of the Company;

(f)	any of the Management disposing of a majority of the Shares he owns as of the date of this Agreement; or

(g)	any material breach by any of the Management of clauses 12.1 and 12.2 of this Agreement or the non-compete, non-solicitation and non-disparagement obligations owed to the Company or the Parties under any of the Transaction Documents or otherwise, where such breach has or could have a material adverse effect on the Company or its investments.

22

5.5	The Company shall purchase and maintain Directors’ and officers' liability insurance, and the Company will indemnify its Directors and officers, in respect of all acts in relation to the business and operations of the Company, save where any damage, liability or loss arising (wholly or partially) out of or in connection with any Disabling Conduct (for the purposes of this clause the Disabling Conduct shall be the items set out in clause 5.4(a) to (g), except that references therein to Management shall be deemed references to the relevant Director or officer), gross negligence or fraud by such persons. Prior to seeking indemnification from the Company under this clause, the relevant Director or officer shall first use reasonable efforts to seek indemnification from other available sources, if any. A Director may not settle, compromise or offer to settle or compromise any claim, demand or other litigation for which such Director would be held harmless or indemnified under this clause 5.5 or the Memorandum and Articles of the Company without the prior written consent of the Company.

Remuneration

5.6	The members of the Board shall not be entitled to any remuneration in their capacity as Directors but will be entitled to reasonable travel expenses incurred to attend Board Meetings. The Management shall not (in their capacity as officers or employees of the Company) be entitled to be paid any remuneration, compensation or other fees by the Company, any Subsidiary or any Portfolio Company, including but not limited to cash compensation (for the avoidance of doubt, this restriction shall not apply to equity incentives issued under the Share Option Plan).

Board Meetings

5.7	Board Meetings shall be held at least once every quarter and at such other times as circumstances require. The time, date and location of Board Meetings shall be decided by the Directors provided that (a) any Director may, at any time, convene a Board Meeting by giving notice in accordance with clause 5.8; and (b) Board Meetings shall take place outside Hong Kong.

23

5.8	Unless the Directors otherwise agree, at least five (5) Business Days’ written notice of a Board Meeting shall be given to each Director.

5.9	An agenda identifying in reasonable detail the issues to be considered by the Directors, together with copies of any relevant papers to be discussed, shall be distributed to all Directors at least five (5) Business Days in advance of the Board Meeting (or, where the Board Meeting is convened on less than five (5) Business Days’ notice, as soon as reasonably practicable before the meeting). Unless the Directors otherwise agree, only the matters on the agenda for a Board Meeting may be the subject of resolutions at that Board Meeting.

5.10	The quorum for the transaction of business at any Board Meeting is two (2) Directors present at the Board Meeting, which shall include the Director nominated by SB (and duly elected to the Board) until the SoFi Exit has occurred.

5.11	If within half an hour from the time appointed for a Board Meeting a quorum is not present, the meeting shall be adjourned to the third (3) Business Day after the date on which the original Board Meeting was convened at the same time and same place. If at the reconvened meeting, a quorum is not present within one hour from the time appointed for the meeting, then those Directors present will constitute a quorum for the purposes of such further reconvened meeting.

5.12	Directors may approve resolutions of Directors in writing and in counterpart provided all Directors approve and sign the resolution.

5.13	Any Director may validly participate in a Board Meeting or a meeting of a committee of the Board by telephone or any other form of communications equipment (provided that all persons participating in the meeting are able to hear and speak to each other throughout the meeting).

24

Board Reserved Matters

5.14	Each Party shall exercise all rights and powers available to it to procure that the Company (and where applicable, any Subsidiary) shall not transact any business listed below (each a Board Reserved Matter) without (a) until and including the SoFi Exit Date, prior unanimous approval of the Directors then in office and (b) thereafter, prior approval of the majority of Directors then in office, provided that (x) any matter which is within the scope of the ZenZone Business shall not be a Board Reserved Matter as long as such matter does not relate to, require any action by, or otherwise affect, the Company, any Subsidiary other than the Zhenzhong Subsidiaries, SoFi (as applicable) or any Portfolio Company, and (y) any Board Reserved Matter which is also a Shareholder Reserved Matter shall only require the Reserved Matter Consent and shall not also require approval of the Directors in accordance with this clause:

(a)	any acquisition, disposition or restructuring of assets (including in respect of the SoFi Investment);

(b)	the incurrence of any capital expenditure in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period;

(c)	the provision of any loans or guarantees in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period;

(d)	the incurrence of any debt or guarantees in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period, other than the loans obtained by the Company under the SB Loan Documents and the Renren Loan Documents;

(e)	any votes to be exercised either at the board or shareholder level by the Company or any Subsidiary in respect of any Portfolio Company as long as the Company or relevant Subsidiary’s investment in such Portfolio Company represents at least 20% of the total assets of the Company;

25

(f)	any change to the distribution policy, accounting policies, valuation policy, leverage policy, risk management policies and other similar policies applicable to the Company or any Subsidiary;

(g)	the approval of the Company's annual financial statements;

(h)	the appointment of, and changes to the terms applicable to, significant service providers including without limitation Renren (as service provider under the Services Agreement), the Auditors, tax advisors and appraisers;

(i)	the entry into any foreign exchange contracts, interest rate swaps or other derivative instruments in excess of US$1 million, in a single transaction or a series of related transactions in any 12-month period;

(j)	any direct or indirect transfer of Shares or other equity securities (including the creation of any Encumbrance or other transfer of any rights and interests or the granting of any economic participation therein) by the Management (any transfer in contravention of this provision shall be void, and the Board and the Company shall not register such transfer);

(k)	the initiation, withdrawal or settlement of any Proceedings, except where (i) such Proceedings are not material to the Company or any of its investments, (ii) such Proceedings do not involve any Shareholder or shareholder of any of the Company’s Portfolio Companies, and (iii) the amount in dispute is not over US$1 million;

(l)	any change to the composition of senior management or their terms of employment including compensation such as grants to management under any equity incentive or compensation plan other than the adjustment of exercise price pursuant to clause 11.4;

(m)	any material change in the nature or scope of the Business;

(n)	any proposed listing of equity securities of the Company on any securities exchange;

26

(o)	the entry into any agreement that restricts the Company or any Subsidiary's freedom to conduct its business, including with respect to its ability to freely dispose of any of its assets;

(p)	the entry into or amendment of any other material contract including any agreement that is (i) outside the ordinary course, (ii) not on an arm’s length basis, (iii) unusual or onerous, or (iv) contemplated to have income or payments in excess of US$1 million in the aggregate, in a single transaction or a series of related transactions in any 12-month period;

(q)	other than (i) the security to be granted to SBGCL under the SB Loan Documents and to Renren under the Renren Loan Documents, (ii) any transfer of SoFi Shares pursuant to any exercise of the EB Warrant, (iii) any exercise by DCM of its rights in clause 9.1 in accordance with the terms of clause 9.1, and (iv) any exercise by SB of its rights in clause 9.2 in accordance with the terms of clause 9.2, any matter or decision which relates to the Company’s investment in SoFi, including but not limited to any exercise of voting or other rights and powers by the Company or any of its Subsidiaries, either in its capacity as a SoFi shareholder or acting through its representative on SoFi’s board of directors, in respect of the Company’s investment in SoFi, any direct or indirect dealing by the Company of its investment in SoFi, the creation of any Encumbrance over the Company’s investment in SoFi, and any distribution of any SoFi equity securities or the distribution of any proceeds from any dealing by the Company of its investment in SoFi;

(r)	any grant of an award, or modification of an award previously granted, pursuant to the Share Option Plan;

(s)	the amendment of any Transaction Documents; and

(t)	any agreement to do any of the foregoing.

27

5.15	Notwithstanding the forgoing, in the event that a person nominated by a party hereto to be a Director pursuant to clause 5.2 has not yet been appointed as a Director due to the applicable SoFi State Regulatory Requirements or otherwise (the “Pending Director”), the other Directors shall have the right to propose a Board Reserved Matter through either a Board Meeting or a resolution of Directors in writing, with such Board Meeting not to be held, or resolution of Directors in writing not to be passed, prior to obtaining such party’s written consent. Within three (3) Business Days after a proposal is made in a Board Meeting or through a resolution of Directors in writing (the “Resolution Proposal”), the Company shall submit a copy of the Resolution Proposal to such party (which has nominated the Pending Director for review), and such party shall notify the Directors and the Company of its rejection or acceptance of the Resolution Proposal as soon as reasonably practicable. If such party notifies the Company of its (a) rejection of the Resolution Proposal, the Directors of the Company shall not approve the Resolution Proposal at any future Board Meeting or by a resolution of the Directors in writing (for clarity, until such party delivers any such notice, such party shall be deemed to have rejected the Resolution Proposal), or (b) acceptance of the Resolution Proposal, the Directors of the Company may proceed to hold the Board Meeting to vote on, or sign of resolution of the Directors in writing approving, the Resolution Proposal.

6.	Operation of the ZenZone Business

6.1	The Parties acknowledge and agree that, for at least until the sixth (6th) anniversary of the date of this Agreement, (i) the ZenZone Business shall be maintained and actively operated by a Qualifying Zhenzhong Subsidiary and (ii) the activities of the ZenZone Business shall not be substantially reduced.

6.2	Each Party agrees that, subject to clause 6.1, the board of directors of Beijing Zhenzhong Interactive Information Technology Co., Ltd. shall delegate the day-to-day management of the ZenZone Business to Management (or to SB in the case of Disabling Conduct), including without limitation, the power to:

(a)	appoint management of the ZenZone Business;

28

(b)	adopt an annual budget and business plan for the ZenZone Business;

(c)	apply for and maintain requisite permits and licenses to operate the ZenZone Business; and

(d)	adopt Zhenzhong Subsidiary employment incentive programs for the management and employees of the ZenZone Business and grant Zhenzhong Subsidiary incentive awards thereunder.

7.	Shareholder Reserved Matters

7.1	Each Party shall exercise all rights and powers available to it to procure that the Company (and where applicable, any Subsidiary) shall not transact any business listed below (the Shareholder Reserved Matters) without the prior written approval of Shareholders together holding no less than 75% of all votes attached to all issued Shares, or as otherwise required in respect of any individual Shareholder Reserved Matter below (the Reserved Matter Consent), provided that any matter which is within the scope of the ZenZone Business (to the extent such matter does not relate to, require any action by or otherwise affect the Company, any Subsidiary other than the Zhenzhong Subsidiaries, SoFi (as applicable), or any Portfolio Company) shall not be a Shareholder Reserved Matter:

(a)	the adoption of, amendment of, or deviations from, the Annual Business Plan;

(b)	any merger, spinoff or any form of recapitalization, reorganization, liquidation or dissolution;

(c)	the declaration and payment of any dividend or any other distributions in any form (except as expressly contemplated by this Agreement in respect of the SoFi Investment);

(d)	any alteration to share capital or rights attaching to Shares or the shares of any Subsidiary;

29

(e)	the creation, allotment, issuance, repurchase or redemption of any Shares, the grant of any options for the issue of any Shares or the issuance of any New Securities, except in accordance with this Agreement;

(f)	the adoption or variation of any share option scheme;

(g)	the creation of or permission to create or suffer to subsist any mortgage, pledge, charge or other Encumbrance or third party interest on any assets other than the security over certain SoFi Shares created under the SB Loan Documents and the Renren Loan Documents;

(h)	any change to the size, composition or compensation of the Board or the board of any Subsidiary or the delegation of any powers by the Board or the board of any Subsidiary;

(i)	any amendment or modification of the Memorandum and Articles or other governing documents;

(j)	the entry by the Company, any Subsidiary, any Portfolio Company or any of their respective Affiliates into material transactions with SB, Renren Lianhe, DCM, the Management or their respective Affiliates (for this item (j) any Shareholders interested in the proposed transaction shall not be entitled to vote, and the Reserved Matter Consent required shall be the prior written approval from Shareholders holding no less than 75% of all votes attached to all Shares held by the remaining Shareholders), except to the extent such transactions are contemplated under this Agreement or any other Transaction Document, including the exercise of the rights of DCM in clause 9.1 or SB in clause 9.2 of this Agreement, which, if exercised in accordance with the terms of clause 9.1 by DCM or clause 9.2 by SB, shall require no further action or approval of the Shareholders under this clause 7.1 or otherwise under this Agreement;

30

(k)	any incurrence of, modification of terms of, extension of any maturity, or prepayment of material indebtedness, including under the Everbright Loan Documents, SB Loan Documents and the Renren Loan Documents, but not including mandatory prepayment of the indebtedness under the Everbright Loan Documents, SB Loan Documents and the Renren Loan Documents;

(l)	any approval by the Company of any direct or indirect sale, pledge, encumbrance, assignment, transfer or other disposal of any shares of Renren Lianhe held by Management;

(m)	any change to the composition of senior management or their terms of employment, including compensation such as grants to management under any equity or compensation plan other than the adjustment of exercise price pursuant to clause 11.4;

(n)	any approval by OPI of the grant of any salary or consulting fees to any employee or service provider in excess of US$500,000; and

(o)	any agreement to do any of the foregoing:

provided, however, that notwithstanding the foregoing, (i) the Company (or the relevant Parties, as applicable) shall provide advance written notice to DCM of any proposed approval action with respect to a Shareholder Reserved Matter by no later than three (3) Business Days prior to the date of the proposed effectiveness of the approval of such Shareholder Reserved Matter, and the Parties shall not approve such Shareholder Reserved Matter unless and until DCM has been provided such advance written notice and such three (3) Business Day period prior to effectiveness, unless in each case, DCM expressly waives such advance notice and/or consents in writing to a shorter period following receipt of such advance notice; and (ii) if SB or any of its Affiliates has an interest in any action that is a Shareholder Reserved Matter to be approved hereunder, and SB or such Affiliate’s interest in such action is different and more favorable than the respective interests of the other Parties hereto (solely in their capacities as Shareholders of the Company), then such Shareholder Reserved Matter shall also require the prior written approval of DCM in order to be approved under this clause 7.1. For the avoidance of doubt, any action that is a Shareholder Reserved Matter and treats or affects Shareholders of the Company differently solely on the basis of (x) their respective pro rata ownership of Shares or (y) their being a debtholder of the Company or any Subsidiary (other than in the case of modification of the terms of the SB Loan Documents or in connection with New Indebtedness), shall not be deemed to treat or affect SB or its Affiliates differently or more favorably and shall not require the prior written approval of DCM.

31

7.2	The Company as a separate obligation agrees that it shall not and shall procure that no Subsidiary will transact any Shareholder Reserved Matter without a Reserved Matter Consent, and the Board (or the board of directors of any Subsidiary) shall have no authority to deal with any such matter in the absence of a Reserved Matter Consent.

7.3	The consent of a particular Shareholder shall be deemed given in relation to a Shareholder Reserved Matter if that Shareholder sends written notice to that effect to the Company, and the Company is entitled to rely on any such consent.

8.	Share Transfers and New Issuances

8.1	Conversion.

(a)	Each Class B Share is convertible into one (1) Class A Share at any time by the holder thereof. In no event shall Class A Shares be convertible into Class B Shares. A conversion of Class B Shares to Class A Shares shall be effected by way of compulsory repurchase by the Company of the relevant Class B Shares for a redemption price equal to the original issue price for each Class B Share and the issue of Class A Shares for a subscription price equal to the redemption price for an equal number of Class B Shares.

32

(b)	Class B Shares shall be automatically converted into Class A Shares under the following circumstances and in the following manner:

(i)	Fifty Percent Threshold. If at any time Management does not collectively hold at least fifty percent (50%) of the Ordinary Shares that were collectively held by Management at the date hereof, then all of Management’s Class B Shares shall be automatically and immediately converted into the same number of Class A Shares. If at any time SB does not collectively hold at least the SB Base Holding, then all of SB’s Class B Shares shall be automatically and immediately converted into the same number of Class A Shares.

(ii)	Transfers of Management’s Class B Shares. Upon any Transfer of either Management’s Class B Shares to a Person other than the other Management or either Management’s Management Family Members, all of the Class B Shares so Transferred shall be automatically and immediately converted into an equal number of Class A Shares; provided that if Management Family Members have an ownership interest in the Person to which the Class B Shares were transferred, then only the number of Class B Shares corresponding to the decrease in such Management Family Members’ collective Percentage Ownership in such Management’s Class B Shares so Transferred (as determined in accordance with this clause 8.1(b)(ii)) shall be automatically and immediately converted into an equal number of Class A Shares and the remaining Class B Shares so transferred shall be unaffected by this clause 8.1(b)(ii) as a result of such transfer. The number of such Management’s Class B Shares that shall be converted into Class A Shares pursuant to the preceding sentence shall be equal to the product of:

33

(1)	the total number of such Management’s Class B Shares so Transferred; and

(2)	the difference between (a) the Management Family Members’ collective Percentage Ownership in such Management’s Class B Shares so Transferred immediately prior to such Transfer and (b) the Management Family Members’ collective Percentage Ownership in such Management’s Class B Shares so Transferred immediately after such Transfer.

(iii)	Transfers of SB’s Class B Shares. Upon any Transfer of SB’s Class B Shares to a Person other than an Affiliate of SB, all of the Class B Shares so Transferred shall be automatically and immediately converted into an equal number of Class A Shares; provided that if SB has a non-controlling interest in the Person to which such Class B Shares were transferred, then only the number of Class B Shares corresponding to the decrease in SB’s Percentage Ownership in SB’s Class B Shares so Transferred (as determined in accordance with this clause 8.1(b)(iii)) shall be automatically and immediately converted into an equal number of Class A Shares and the remaining Class B Shares so transferred shall be unaffected by this clause 8.1(b)(iii) as a result of such transfer. The number of SB’s Class B Shares that shall be converted into Class A Shares pursuant to the preceding sentence shall be equal to the product of:

(1)	the total number of SB’s Class B Shares so Transferred; and

34

(2)	the difference between (a) SB’s Percentage Ownership in SB’s Class B Shares so Transferred immediately prior to such Transfer and (b) SB’s Percentage Ownership in SB’s Class B Shares so Transferred immediately after such Transfer.

(iv)	Loss of Status as Management; Decrease of Ownership in Holder of Management’s Class B Shares. If at any time a Management is removed from the Board and/or from any management positions of the Company and/or its Subsidiaries due to Disabling Conduct, then all Class B Shares held by such Management and such Management’s Management Family Members shall be automatically and immediately converted into the same number of Class A Shares. If at any time there is a decrease in the Management Family Members’ Percentage Ownership in a holder of Class B Shares, then a number of the Class B Shares held by such holder (as determined in accordance with this clause 8.1(b)(iv)) shall be automatically and immediately converted into an equal number of Class A Shares. The number of such Class B Shares that shall be converted into Class A Shares pursuant to the preceding sentence shall be equal to the product of:

(1)	the total number of such Management’s Class B Shares held by such holder; and

(2)	the difference between (a) the applicable Management Family Members’ Percentage Ownership in such holder immediately prior to such decrease in the applicable Management Family Members’ Percentage Ownership and (b) the applicable Management’s Percentage Ownership in such holder immediately after such decrease in the applicable Management’s Percentage Ownership.

35

(v)	Loss of Status as SB Affiliate; Decrease or Cessation of Ownership in Holder of SB’s Class B Shares. If at any time a holder of SB’s Class B Shares ceases to be an Affiliate of SB, then (x) if at such time SB does not have an ownership interest in such holder, all Class B Shares held by such holder shall automatically and immediately convert into the same number of Class A Shares; and (y) if at such time SB does have an ownership interest in such holder, a percentage of the Class B Shares held by such holder (which percentage shall be equal to SB's Percentage Ownership in such holder at the time such holder ceases to be an Affiliate of SB) shall remain Class B Shares, and the remaining Class B Shares held by such holder shall automatically and immediately convert into the same number of Class A Shares. If at any time there is a decrease in SB’s Percentage Ownership in a non-Affiliate holder of SB’s Class B Shares, then a number of the SB’ Class B Shares held by such holder shall be automatically and immediately converted into an equal number of Class A Shares. The number of SB’s Class B Shares that shall be converted into Class A Shares pursuant to the preceding sentence shall be equal to the product of:

(1)	the total number of SB’s Class B Shares held by such holder; and

(2)	the difference between (a) SB’s Percentage Ownership in such holder immediately prior to such decrease in SB’s Percentage Ownership and (b) SB’s Percentage Ownership in such holder immediately after such decrease in the SB’s Percentage Ownership.

36

(vi)	Change of Control of SoftBank. Upon any Change of Control Event with respect to SoftBank, all SB’s Class B Shares shall automatically and immediately convert into the same number of Class A Shares.

8.2	Unless otherwise agreed by each of Mr. Chen, DCM and SB, any new Shares issued shall be Class A Shares.

8.3	If any Party proposes to transfer more than 75% of the Shares it holds (such percentage calculated immediately prior to such transfer) to its Affiliate, such Party may elect to assign to the proposed transferee any or all of such Party's rights under this Agreement.

Pre-emption

8.4	Subject to any required Reserved Matter Consent being obtained, if the Company proposes to issue and allot any New Issuance, such New Issuance shall not be issued and allotted to any Person unless the Company has in the first instance offered it to the Management, SB and DCM or each of their respective Affiliates that hold Shares of the Company (the Subscribers) on the same terms and at the same price, if applicable, as the New Issuance is proposed to be offered to other Persons on a pari passu and pro rata basis to the number of Shares (as if the Shares constituted one and the same class) held by the Subscribers. Each Subscriber may nominate any of its Affiliates to subscribe for the New Issuance. The offer shall:

(a)	be in writing, be open for acceptance from the date of the offer to the date ten (10) Business Days after the date of the offer (inclusive) (the Subscription Period) and give (i) all relevant terms of the proposed New Issuance and (ii) a schedule of the proportion of the New Issuance to which each Subscriber is entitled; and

(b)	stipulate that any Subscriber who wishes to subscribe for a portion of the New Issuance in excess of the proportion to which it is entitled shall in their acceptance state the excess amount of such New Issuance for which they are committed to subscribing.

37

8.5	If, at the end of the Subscription Period:

(a)	the amount of the New Issuance applied for exceeds the total amount of the New Issuance proposed to be issued, the New Issuance shall be issued and allotted to the Subscribers who have applied for the New Issuance (or their nominated Affiliates) on a pro rata basis to the number of Shares held by such Subscribers relative to each other Subscriber who applied for the New Issuance until the total amount of the New Issuance has been issued and allotted, provided that no Subscriber shall be issued and allotted a greater portion of the New Issuance than they have applied for; and

(b)	the amount of the New Issuance applied for is equal to or less than the total amount of the New Issuance, the New Issuance shall be allotted to the Subscribers (or their nominated Affiliates) in accordance with their applications, and any remaining amount of the New Issuance shall be offered to any other Person as the Board may determine at the same price and on the same terms as the offer to the Subscribers.

8.6	The provisions of clauses 8.4 and 8.5 shall not apply to:

(a)	any share options contemplated under clause 11 and the issuance of any Shares pursuant to the exercise of such options; and

(b)	any shares issued by the Zhenzhong Subsidiaries.

9.	Shareholder rights in relation to SoFi Exit

9.1	DCM Initial SoFi In-Kind Distribution. Subject to the (a) receipt of applicable regulatory approvals, and (b) absence of any continuing event of default under each of the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, DCM shall have the right to request at any time that the Company make an in-kind distribution of the DCM Initial SoFi Shares to DCM (the DCM Initial SoFi In-Kind Distribution), subject to applicable Laws, and no Board approval as applicable to Board Reserved Matters pursuant to clause 5 or Shareholder approval as applicable to Shareholder Reserved Matters pursuant to clause 7 is necessary in order to take any action with regard to this clause 9.1, as such action shall be deemed pre-approved by execution of this Agreement. The Parties shall use reasonable best endeavors to procure that the Company complete the DCM Initial SoFi In-Kind Distribution as soon as practicable after receiving DCM’s request to conduct such DCM Initial SoFi In-Kind Distribution.

38

9.2	SB Initial SoFi In-Kind Distribution. Subject to (a) the receipt of applicable regulatory approvals, and (b) absence of any continuing event of default under each of the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, SB shall have the right to request at any time after the entire Principal (as defined in the Everbright Loan Documents) under the Everbright Loan Documents, and all other amounts then payable under the Everbright Loan Documents, has been repaid in full that the Company make an in-kind distribution of all of the SB Initial SoFi Shares to SB (the SB Initial SoFi In-Kind Distribution), subject to applicable Laws, and no Board approval as applicable to Board Reserved Matters pursuant to clause 5 or Shareholder approval as applicable to Shareholder Reserved Matters pursuant to clause 7 is necessary in order to take any action with regard to this clause 9.2, as such action shall be deemed pre-approved by execution of this Agreement. The Parties shall use reasonable best endeavors to procure that the Company complete the SB Initial SoFi In-Kind Distribution as soon as practicable after receiving SB’s request to conduct such SB Initial SoFi In-Kind Distribution.

9.3	In the case of any distribution of SoFi Shares in-kind, subject to the limitations set forth in clause 13.1, Mr. Chen shall have the right to elect to receive a SoFi Distribution concurrent with such distribution of SoFi Shares in-kind, or to propose any alternative method of addressing any adverse tax consequences to Mr. Chen that may result from such distribution of SoFi Shares in kind, and the Board shall exercise its reasonable best endeavors to give effect to such election or proposal; provided that such SoFi Distribution is solely for the purpose of paying any taxes assessed in connection to the DCM Initial SoFi In-Kind Distribution or the SB Initial SoFi In-Kind Distribution and represents the minimum SoFi Distribution possible to satisfy such tax consequences.

39

10.	Accounts, Auditors and information to be available to Parties

10.1	For so long as SB or DCM or their respective Affiliates holds any Shares, SB, DCM (as applicable) and their respective authorized Representatives shall be allowed access at all times and on notice to (a) examine and take copies of the books and records of the Company and each Subsidiary (collectively, the Financial Information) and (b) discuss the business operations, investments and financial conditions of the Company and each Subsidiary with its officers, employees, directors and independent certified accountants, advisers, legal counsel and investment bankers. The Company and the Management shall procure that the Company or relevant Subsidiary and its officers, directors and employees fully cooperate with such inspection and provide SB and DCM and their Representatives with assistance. Each of SB and DCM shall, at its own expense, be entitled to commission an independent financial or compliance audit of the Company or any Subsidiary.

10.2	The Company and each Subsidiary shall provide to each of SB, DCM and their authorized Representatives copies of all information in their possession reasonably requested by any of them for tax purposes or vice versa.

10.3	The Company shall at all times maintain accurate and complete accounting and other financial records: (a) in respect of itself, in accordance with the requirements of all applicable Laws and the IFRS, and (b) for each Subsidiary, in accordance with the requirements of all applicable Laws and those accounting principles and standards currently applicable to it or otherwise agreed jointly by the Parties.

10.4	The Auditors shall be a firm of auditors of international repute.

10.5	The Company shall provide to each Party:

40

(a)	quarterly unaudited financial statements (containing a balance sheet, cash flow statement and profit and loss statement) of the Company and each Subsidiary, together with a report setting out the current valuation of each of the Company's investments and any other matters of material importance to the Company, within sixty (60) days following the end of each of the first three (3) quarters of the Financial Year, provided that the Company shall use commercially reasonable efforts to provide such information within forty-five (45) days following the end of each of the first three (3) quarters of the Financial Year;

(b)	annual audited consolidated financial statements of the Company, together with a report setting out the current valuation of each of the Company's investments and any other matters of material importance to the Company, within a hundred and twenty (120) days following the end of the Financial Year, provided that the Company shall use commercially reasonable efforts to provide such information within ninety (90) days following the end of the Financial Year; and

(c)	within five (5) Business Days following any SoFi Distribution a schedule or other records disclosing the amount of SoFi Shares or SoFi Proceeds distributed to each Shareholder pursuant to such SoFi Distribution.

10.6	The Company and each Subsidiary shall retain its books and records for such period of time as is required by relevant Laws. In the case of information of the nature described in clause 10.2, this shall be for a period of six (6) years from the end of the Financial Year to which such records relate or, if later, the date on which the Company or the relevant Subsidiary's tax liabilities for such Financial Year have been finally determined.

10.7	Each of SB and DCM agrees and covenants that the Financial Information will be kept strictly confidential at all times in accordance with the terms set forth in clause 15.

41

11.	Share Options

11.1	The Board has adopted a share option plan (the Share Option Plan) that allows for the issue of up to a total of 136,786121 share options, each with an initial exercise price of the lower of (i) 100% of the per-share Company Valuation and (ii) the exercise price of the options issued by Renren adjusted for the valuation allocation between Renren and the Company, and 6,284,763 restricted shares; provided, however, that among the options that may be granted to Mr. Chen, 39,752,430 share options shall be granted with an initial exercise price of 200% of the per-share Company Valuation. The Share Option Plan shall provide solely for cash settlement or the payment of the exercise price in connection with the exercise of the Company's options.

11.2	The vesting schedule of the share options or restricted shares granted by the Company pursuant to clause 11.1 shall be the same as the vesting schedule of the share options or restricted shares issued by Renren held by each recipient.

11.3	The adoption of any share option plan other than the Share Option Plan as contemplated by clause 11.1 or the amendment of any share option plan by the Company shall require Reserved Matter Consent.

11.4	Upon any distribution to Shareholders, other than the DCM Initial SoFi In-Kind Distribution, the SB Initial SoFi In-Kind Distribution and any SoFi Distribution pursuant to Section 13.1(a), the per Share exercise price of each Option shall be adjusted, as follows:

(a)	upon each distribution of SoFi Proceeds or Distributable Proceeds, the per Share exercise price of each outstanding Option shall be reduced by an amount equal to the per Share amount of such distribution; and

(b)	upon each distribution of SoFi Shares in-kind at any time when SoFi is a public company listed on a stock exchange, the per Share exercise price of each outstanding Option shall be reduced by an amount equal to the per Share value of such distribution, where the value of each SoFi Share comprising such distribution is assumed to be equal to the closing price of SoFi Shares on such stock exchange on the Business Day immediately preceding the date of such distribution.

42

12.	Covenants

12.1	Each of the Management agrees and covenants that he shall not solicit or entice away or endeavor to solicit or entice away from the Company or any Subsidiary any director, officer or employee who has been employed or engaged by the Company or such Subsidiary for the duration of this Agreement and for 12 months after its termination.

12.2	Each Party agrees and covenants that he or it shall not at any time make, publish, or communicate to any Person or in any public forum any defamatory or disparaging remarks, comments, or statements concerning any other Party or its Affiliates, business, investments and employees or officers, now or in the future.

12.3	The Company shall and shall procure that each Subsidiary shall, and each of the Management shall procure that the Company and each Subsidiary shall, conduct its business in compliance with all applicable Law and obtain and maintain all required consents and authorizations from any Governmental Authority. Without limiting the generality of the foregoing, none of the Company, the Subsidiaries and their respective officers, directors, and Representatives shall, and the Management shall cause the Company, the Subsidiaries and their respective Representatives not to, directly or indirectly (a) offer or give anything of value to any Person with the intent of obtaining any improper advantage, affecting or influencing any act or decision of any Public Official, assisting the Company or any Subsidiary in obtaining or retaining business for, or with, or directing business to, any Person, or constituting a bribe, kickback or illegal or improper payment to assist the Company or any Subsidiary in obtaining or retaining business, (b) take any other action, in each case, in violation of the Foreign Corrupt Practices Act of the United States of America, as amended (as if it were a U.S. Person) or any other applicable similar anti-corruption, recordkeeping and internal controls Laws, or (c) establish or maintain any fund or assets in which the Company or any Subsidiary has proprietary rights that have not been recorded in its books and records of the Company or any Subsidiary as applicable.

43

12.4	For so long as SB has the right to nominate one (1) Director in accordance with clause 5.2(c), the Company shall and shall procure that each Subsidiary shall, and each of the Management shall procure that the Company and each Subsidiary shall, nominate and cause the appointment or election of at least one person (whether as an initial appointment, replacement or otherwise) as designated by SB in its sole discretion at any time to the board of directors or equivalent body of any or all of the Subsidiaries of the Company. As soon as reasonably practicable after the SoFi Exit, the Company shall and shall procure that each Subsidiary shall, and each of the Management and SB shall procure that the Company and each Subsidiary shall remove such persons so designated by SB pursuant to the preceding sentence from the board of directors or equivalent body of the Subsidiaries. For the avoidance of doubt, SB shall not be obligated to designate any person pursuant to this clause.

13.	Distributions

13.1	Subject in all respects to (x) the rights of DCM in clause 9.1 and SB in clause 9.2, and the completion of any SoFi Distribution that is validly requested by DCM in accordance with clause 9.1 or validly requested by SB in accordance with clause 9.2, (y) the satisfaction or waiver (if applicable) of the mandatory prepayment requirements, collateral requirements and restrictions in the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, and (z) applicable Law, SoFi Distributions shall be promptly distributed to the Shareholders as follows; provided that (1) other than the DCM Initial SoFi In-Kind Distribution and the SB Initial SoFi In-Kind Distribution, which shall comprise SoFi Shares in kind as provided in clauses 9.1 and 9.2 (as applicable), each SoFi Distribution to SB or DCM may, at the sole discretion of DCM or SB (as applicable), comprise SoFi Shares in kind or SoFi Proceeds (or a combination thereof); and (2) other than a SoFi Distribution to Mr. Chen pursuant to clause 9.3, each SoFi Distribution to a Shareholder other than SB and DCM shall solely comprise SoFi Proceeds unless SoFi is publicly listed on a stock exchange in the United States at the time of the distribution:

44

(a)	Prior to Renren Repayment. If, after repayment of all Liabilities (as defined in the Subordination Deed) incurred, payable or owing by the Company or its Affiliates to SB (in each case, whether alone or jointly, or jointly and severally, with any other Person, whether actually or contingently, and whether as principal, surety or otherwise) under the SB Loan Documents (the Junior Debt), and prior to the repayment of all Liabilities (as defined in the Subordination Deed) incurred, payable or owing by the Company or its Affiliates to Renren (in each case, whether alone or jointly, or jointly and severally, with any other Person, whether actually or contingently, and whether as principal, surety or otherwise) under the Renren Loan Documents (the Subordinated Debt), (i) DCM's SoFi Distributable Shares exceeds the DCM Initial SoFi Shares, then the Company shall make a single SoFi Distribution to DCM equal to such excess (in kind or as SoFi Proceeds thereof); and (ii) SB's SoFi Distributable Shares exceeds the SB Initial SoFi Shares, then the Company shall make a single SoFi Distribution to SB equal to such excess (in kind or as SoFi Proceeds thereof).

(b)	Following Renren Repayment. Following repayment of the Subordinated Debt, any SoFi Distribution shall be distributed to the Shareholders as follows, in the case of SoFi Proceeds, within five (5) Business Days following the receipt of such SoFi Proceeds:

45

(i)	First, 100% to the Shareholders other than DCM and SB in proportion to such Shareholder’s respective ownership of all Shareholders’ issued and outstanding Shares excluding Shares held by DCM and SB as of the date of such SoFi Distribution, until the aggregate amount of SoFi to Distributions (represented as the number of SoFi Exit Shares if such SoFi Distributions are in the form of SoFi Proceeds) distributed to such Shareholder (other than DCM and SB) is equal to such Shareholder's SoFi Distributable Shares multiplied by the Catch-Up Ratio. Catch-Up Ratio means a fraction, the numerator of which is equal to SB’s (or DCM's) SoFi Exit Shares as of the date of such SoFi Distribution and the denominator of which is equal to SB’s (or DCM's) SoFi Distributable Shares as of the date of such SoFi Distribution; and

(ii)	Second, 100% to all of the Shareholders (including DCM and SB) in proportion to their ownership of issued and outstanding Shares as of the date of such SoFi Distribution.

For the avoidance of doubt, subject to applicable Law, the SoFi Proceeds and SoFi Shares will only be distributed to the Shareholders pursuant to the terms of this Agreement and not used by the Company for management compensation or expenditure plans.

13.2	Except as otherwise provided herein and subject to the satisfaction or waiver (if applicable) of the restrictions in the Everbright Loan Documents, the SB Loan Documents and the Renren Loan Documents, Distributable Proceeds shall be distributed to the Shareholders in accordance with their Pro Rata Fully Diluted Share, within 60 days after receipt by the Company (or if distribution within 60 days is not practicable, as soon as practicable thereafter).

13.3	Each of the Parties shall exercise all rights and powers available to it to procure that all proceeds received by any Subsidiary in respect of any Portfolio Investment or the SoFi Investment (including from the sale, in-kind distribution or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or in respect of, any Portfolio Investment or the SoFi Investment) are distributed by such Subsidiary to its shareholders as soon as reasonably practicable after receipt.

46

14.	Termination

14.1	This Agreement shall terminate with the prior written consent of all Parties, upon which termination the Parties shall be discharged from all further obligations to each other under this Agreement, except for the Continuing Provisions, which shall continue to have effect. Such termination shall not affect any Claims or liability arising prior to such termination.

14.2	This Agreement shall cease to have effect in relation to a Party if that Party and its Affiliates cease to hold any Shares and such cessation was in accordance with the provisions of this Agreement, except that the Continuing Provisions shall continue to have effect, and any Claims or liability arising prior to such cessation shall not be affected.

15.	Confidentiality

15.1	Any Director nominated by a Shareholder shall be entitled, subject to any restrictions contained in any applicable data protection legislation, to disclose any information and provide relevant documents and materials about the Company and any Subsidiary to, and discuss its affairs, finances, accounts and compliance matters with (i) appropriate officers and senior employees of that Shareholder and its Affiliates; (ii) attorneys, consultants, professionals, and (iii) existing or prospective partners, members, or stockholders ((i) to (iii) collectively, the Permitted Disclosees).

15.2	Subject to clause 15.3, each Party shall, and shall procure that its Permitted Disclosees shall, safeguard, treat as confidential and not use for the purposes of its own business any information, documents or materials which it acquires in connection with this Agreement.

15.3	The confidentiality provisions in clause 15.2 shall not apply to:

(a)	any disclosure required by Law or by any relevant national or supranational regulatory authority (including any tax authority, if such requirement has the force of law) or by the rules of any recognized stock exchange, in which circumstances the party concerned shall, if practicable, supply a copy of the required disclosure to the other Parties before it is disclosed and comply with the reasonable requests of the other Parties regarding the extent of the disclosure;

47

(b)	any disclosure of information where the information has come into the public domain other than through a breach of any confidentiality obligation;

(c)	any disclosure reasonably required to enforce any provision of this Agreement or any other Transaction Document;

(d)	any disclosure of details of the Company's affairs, finances and accounts to:

(i)	the Auditors and the professional and financial advisers of that Party and its Affiliates, where such advisers are required to know the same to carry out their duties or functions; and

(ii)	any tax authority to the extent reasonably required for the purposes of the tax affairs of the Party or its Affiliates.

15.4	Where confidential information is disclosed to a third party in reliance on any of the exceptions referred to in clause 15.3, the disclosing party shall remain responsible for subsequent disclosure by the recipient, as if any such disclosure were made by the disclosing party and not the recipient.

16.	Assignment

16.1	None of the Parties may, without the written consent of the others, assign or transfer any of their respective rights or obligations under this Agreement, except in conjunction with a transfer of Shares in accordance with this Agreement and the Memorandum and Articles or an assignment or transfer to a Party’s Affiliate.

16.2	This Agreement shall be binding on and shall inure for the benefit of each Party's successors and its permitted assigns.

48

17.	Not a partnership

Nothing in this Agreement shall create a partnership or establish a relationship of principal and agent or any other fiduciary relationship between or among any of the Parties.

18.	Further Assurances

18.1	Each Party shall promptly do (and shall use reasonable endeavors to procure that any necessary third parties promptly do) all things (including executing and delivering any documents) reasonably required to give full effect to this Agreement.

18.2	The Company agrees to be bound by and comply with the terms and conditions of this Agreement insofar as they relate to the Company and to act in all respects as contemplated by this Agreement, except that the Company shall not be bound by any provision which fetters the Company's statutory powers.

18.3	Each Party agrees to:

(a)	exercise all rights and powers available to it in a manner consistent with ensuring that the Company fully and promptly observes, performs and complies with its obligations under this Agreement;

(b)	sign, pass or deliver such resolutions, consents, approvals or other documents required in order for the Company to transact any Board Reserved Matters or Shareholder Reserved Matters proposed once the requisite approval under clause 5.14 or 7 (as applicable) has been obtained;

(c)	exercise all rights and powers available to it in a manner consistent with this Agreement; and

(d)	procure that any Director nominated by it (and duly elected to the Board) from time to time shall (subject to his/her fiduciary duties) exercise his/her voting rights and other rights and powers in a manner consistent with giving effect to the terms of this Agreement.

49

18.4	If there is any conflict, ambiguity or discrepancy between the provisions of this Agreement and the Memorandum and Articles, the provisions of this Agreement shall prevail as between the Parties (other than the Company) and each Party (other than the Company) shall exercise their shareholder votes in such manner as to procure that the Memorandum and Articles are altered to reflect the provisions of this Agreement.

18.5	Each Party agrees that it will not exercise any rights conferred on it by the Memorandum and Articles which are or may be inconsistent with its rights or obligations under this Agreement.

19.	Entire agreement

19.1	This agreement and the documents referred to or incorporated in it constitute the entire agreement between the parties relating to the subject matter of this agreement and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, between the parties in relation to the subject matter of this agreement.

19.2	Each Party acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any Person (whether a party to this Agreement or not and whether in writing or not) other than as expressly incorporated in this Agreement and the documents referred to or incorporated in this Agreement.

19.3	Each Party agrees that it shall have no right or remedy (other than for breach of contract) in respect of any statement, representation, assurance or warranty (whether made negligently or innocently) other than as expressly set out in this Agreement.

19.4	Each of the Parties acknowledges and agrees that damages alone may not be an adequate remedy for the breach of any of the undertakings or obligations as set out in this agreement. Accordingly, without prejudice to any other rights and remedies the Parties may have, the Parties shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this agreement.

50

19.5	Nothing in this clause shall exclude or limit any liability for fraud.

20.	Variations

No purported variation, amendment or modification of this Agreement shall be effective unless it is in writing, refers to this Agreement and is duly executed by each party to this Agreement.

21.	Releases, waivers and remedies

The rights and remedies of each Party are, except where expressly stated to the contrary, without prejudice to any other rights and remedies available to it. Any waiver given by any Party in respect of any provision of this Agreement shall be in writing, refer to this Agreement and be duly executed by the Party granting the waiver, provided that no waiver or neglect, delay or indulgence by any Party in enforcing any provision of this Agreement shall be construed as a waiver and no single or partial exercise of any rights or remedy of any Party under this Agreement will affect or restrict the further exercise or enforcement of any such remedy.

22.	Severability

If any provision of this Agreement is to any extent unenforceable, illegal or void, all other provisions of this Agreement shall remain in full force. If the provision held to be invalid or unenforceable would be valid or enforceable if some part of the provision were deleted, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable. The Company shall not be bound by any provision that constitutes an unlawful fetter on its statutory powers, provided, however, that such provision shall be binding on the other Parties to this Agreement as among themselves.

23.	Counterparts

This Agreement may be executed in any number of counterparts. Each counterpart (including an electronic PDF of an executed counterpart), when duly exchanged or delivered, is an original but the counterparts together are one and the same agreement.

51

24.	Third Party rights

A Person who is not a party (or the successor or assignee, immediate or otherwise, of a party) to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623) to enforce any term of this Agreement, except that each SB Entity may enforce its rights under this Agreement.

25.	Costs and tax matters

25.1	Except as otherwise provided in this Agreement, each Party shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation, execution and completion of this Agreement and all ancillary documents.

25.2	Each Shareholder undertakes to pay to the other Shareholders or the Company, as the case may be, an amount equal to any Tax for which the other Shareholders (or its Affiliate) or the Company are liable, solely as a result of any failure by a Shareholder which is selling its Shares (or its Affiliate) to pay any Tax for which that selling Shareholder (or its Affiliate) is primarily liable.

25.3	The start-up expenses of the Company, including the necessary entity formation and filing fees and any similar items as may be agreed between the Company, Renren and SB, will be borne by the Company, subject to a cap of US$50,000.

25.4	The Company will not take any action inconsistent with its treatment as a corporation for U.S. federal income tax purposes or elect to be treated as an entity other than a corporation for U.S. federal income tax purposes.

52

25.5	Within sixty (60) days from the end of each taxable year of the Company, the Company shall determine with its tax advisors whether the Company or any of its subsidiaries was a passive foreign investment company as defined under the Code (a PFIC) in such taxable year (including whether any exception to PFIC status may apply). If the Company determines that the Company or any of its subsidiaries was a PFIC in such taxable year (or if a tax authority informs the Company that it has so determined), it shall, within seventy-five (75) days from the end of such taxable year, provide the following information to each Shareholder that is a “United States person” (as defined in Section 7701 of the Code) and any Shareholder requesting such information on behalf of any of its direct or indirect owners that are United States persons (each, a PFIC Shareholder): (i) all information reasonably available to the Company to permit such PFIC Shareholder (or its direct or indirect owners) to (a) accurately prepare its U.S. tax returns and comply with any other reporting requirements, if any, arising from its direct or indirect investment in the Company and relating to the Company or any of its subsidiaries’ classification as a PFIC and (b) make any election (including, without limitation, a “qualified electing fund” election under Section 1295 of the Code), or a “protective statement” under Treasury Regulations Section 1.1295-3, with respect to the Company (or any of the Subsidiaries); and (ii) a completed “PFIC Annual Information Statement” as described under Treasury Regulations Section 1.1295-1(g).

25.6	The Company shall comply and shall cause each of its subsidiaries to comply with all record-keeping, reporting, and other requirements that a Shareholder informs the Company are necessary to enable such Shareholder or its direct or indirect owners to comply with any applicable U.S. tax rules.

26.	Notices

26.1	A notice or other communication given under this Agreement (a Notice) shall be:

(a)	in writing;

(b)	in the English language; and

(c)	sent by a Permitted Method to the Notified Address.

26.2	The Permitted Method means personal delivery (including courier) or email. A Notice, if given by personal delivery (including courier), will be deemed to be given and received at the time of delivery, and, if sent by email, at the time of completion by the sender, except that where any communication is deemed given and received on a day other than a Business Day, then it shall be deemed to have been received on the next Business Day.

53

26.3	The Notified Address of each Party is as set out below:

SB

Address: 1 Circle Star Way, San Carlos, CA 94070 USA
Email: brian@softbank.com
Attention to: Brian Wheeler

DCM Ventures

Address: 2420 Sand Hill Road, Suite 200 Menlo Park, CA 94025
Email: mbonner@dcm.com
Attention to: Matthew Bonner

The Company, Mr. Chen and/or Mr. Liu

Address: 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing, 100016, People’s Republic of China

Email: jintao.ren@renren-inc.com

Attention: Thomas Ren

or such other Notified Address as any of the Parties may, by written notice to the other Parties, substitute for their Notified Address set out above.

26.4	A copy of any notice served on the Company shall also be copied to the other Parties.

27.	Governing Law and jurisdiction

27.1	This Agreement and any non-contractual obligations connected with it shall be governed by and construed in accordance with the Laws of Hong Kong.

27.2	Any dispute, controversy, difference, Proceedings or Claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English.

54

Schedule 1

Current Share Capital

55

Schedule 2

Existing Investments

56

Schedule 3

Form of Memorandum and Articles

57

Schedule 4

Initial Annual Business Plan

58

Schedule 5

Company Group Structure

59

Schedule 6

Existing Commitments to Invest
in Portfolio Companies

Company	Amount Committed to Invest	Approximate Timing of Investment

60

This Agreement has been executed on the date stated at the beginning of this Agreement.

SBGCL

For and on behalf of
SoftBank Group Capital Limited

By:
Name:
Title:

[Signature Page to the OPI Shareholders Agreement]

MR. CHEN

MR. LIU

[Signature Page to the OPI Shareholders Agreement]

DCM

For and on behalf of
DCM Ventures

By:
Name:
Title:

[Signature Page to the OPI Shareholders Agreement]

THE COMPANY

For and on behalf of
Oak Pacific Investment

By:
Name:
Title:

[Signature Page to the OPI Shareholders Agreement]

 Annex C

Confidential

Dated                                                                                            2018

OAK PACIFIC INVESTMENT

and

JOSEPH CHEN

and

JAMES JIAN LIU

and

RENREN LIANHE HOLDINGS

SHAREHOLDERS AGREEMENT RELATING TO RENREN LIANHE HOLDINGS

i

THIS AGREEMENT (the Agreement) is entered into on ___________________, 2018, AMONG:

(1)	Oak Pacific Investment, an exempted company incorporated under the laws of the Cayman Islands with registered number 326905 whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (OPI),

(2)	Joseph Chen, a citizen of the United States with passport number [•] (Mr. Chen);

(3)	James Jian Liu, a citizen of the People’s Republic of China with ID number [•] (Mr. Liu, and together with Mr. Chen, the Management);

(4)	Renren Lianhe Holdings, an exempted company incorporated under the laws of the Cayman Islands whose registered office is at PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the Company), the foregoing (1) to (4) together with any Person which subsequently becomes a party to this Agreement collectively known as the Parties and each a Party.

BACKGROUND

(A)	OPI holds Ordinary Shares (as defined herein) in the Company, and each of Mr. Chen and Mr. Liu holds Preference Share(s) (as defined herein) in the Company. The Company's current issued and outstanding share capital is as set out in Schedule 1. The current corporate structure of the Company and the Subsidiaries (as defined herein) is set out in Schedule 4.

(B)	This Agreement regulates the operation and management of the Company and the relationship among the Parties.

IT IS AGREED as follows:

1.	Definitions and interpretation

1.1	In this Agreement:

Affiliate with respect to any specified Person, any other Person that directly or indirectly, whether or not through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, including any investment fund in respect of which the specified Person or a Person controlling or under common control with such Person directly or indirectly controls, manages or advises or acts as a general partner or managing partner or in any similar capacity. For the purposes of this Agreement, control, when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, an investment management mandate, or otherwise, and the terms controlling and controlled have meanings correlative to the foregoing

Agreement has the meaning set out in the first sentence hereof, i.e., the preamble

Auditors means the auditors of the Company

Board means the board of directors of the Company

Board Meeting means a meeting of the Board that is duly convened and held in accordance with this Agreement and the Memorandum and Articles

Business means (i) operating the ZenZone Business; (ii) the holding of securities in SoFi and the Portfolio Companies as identified in Schedule 2; (iii) holding and, after the SoFi Exit, acquisition of securities issued by such other Persons as from time to time approved in accordance with this Agreement, the Memorandum and Articles and OPI SHA; and (iv) the management and orderly distribution or disposition of investments specified in (ii) and (iii) to achieve maximum profit for the Shareholders

Business Day means a day (other than a Saturday or Sunday or other day on which commercial banks are authorized or required by Law to close) on which commercial banks are open for the transaction of normal banking business in the United States, the United Kingdom, Hong Kong, Japan and the Cayman Islands

Capital Account has the meaning set out in Schedule 5

2

Claims means claims, demands, Proceedings, liabilities, out-of-pocket costs and expenses, damages and losses, of whatever nature, known or unknown, liquidated or unliquidated, including amounts paid in satisfaction of judgments, in compromise or as fines or penalties, and reasonable counsel fees and expenses incurred in connection with the preparation for or defense or disposition of any Proceeding

Class A1 Preference Share means the class A1 preference share of US$0.0001 par value in the capital of the Company which carries the rights set forth in the Memorandum and Articles and in this Agreement

Class A2 Preference Share means the class A2 preference share of US$0.0001 par value in the capital of the Company which carries the rights set forth in the Memorandum and Articles and in this Agreement

Clawback Amount has the meaning set out in clause 9.5(a)

Clawback Date has the meaning set out in clause 9.5(a)

Clear Light means Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company, which is wholly owned by China Everbright Limited

Code means the United States Internal Revenue Code of 1986, as amended

Company has the meaning set out in the preamble to this Agreement

Continuing Provisions means clauses 1 and 10 to 21

DCM means DCM III, L.P., DCM III-A, L.P., and DCM Affiliates Fund III, L.P., all of which are companies incorporated as limited partnerships under the laws of the state of Delaware, and their Affiliates

Director means a director of the Company

Disabling Conduct has the meaning set out in clause 4.2

Distributable Proceeds means, as of any date of determination, proceeds (other than SoFi Proceeds) received by the Company in respect of a Portfolio Investment, including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or in respect of, a Portfolio Investment

3

EB Warrant means the warrant dated April 30, 2018 issued by Renren SF to Clear Light

Encumbrance means (i) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law and (ii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person

Everbright Note means the Senior Secured Promissory Note dated April 30, 2018 issued by the Company to Clear Light

Governmental Authority means any government of any nation or any federation, province or state or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any nation, or any political subdivision thereof, any court, tribunal or arbitrator, the governing body of any securities exchange and any self-regulatory organization

Governmental Order means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority

Insolvency Event means a Person:

(a)	becoming insolvent or unable to pay its debts as they fall due or being adjudicated bankrupt;

4

(b)	having any judgment or order against it which is not stayed or complied with within fourteen (14) days; any execution, sequestration or other enforcement action or any analogous or similar procedure in any jurisdiction or any other form of legal process being commenced against a material part of the assets of the Person and not being discharged within seven (7) days; having any steps taken to enforce any security over any assets of the Person;

(c)	being dissolved or entering into liquidation, provisional liquidation, administration, administrative receivership, receivership, a voluntary arrangement, a scheme of arrangement with creditors, any analogous or similar procedure in any jurisdiction or any other form of procedure relating to insolvency, reorganisation or dissolution in any jurisdiction;

(d)	ceasing to carry on business, stopping payment of its debts or any class of them, or entering into any compromise or arrangement in respect of its debts or any class of them, or taking any step to do any of those things; or

(e)	having all or substantially all of its assets subject to attachment, sequestration, execution or any analogous or similar procedure in any jurisdiction or any other form of procedure relating to the enforcement of legal or equitable security or charge in any jurisdiction and that procedure not being terminated or discharged within fourteen (14) days

Law means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended, and all applicable Governmental Orders

5

Management or Management Recipients means Mr. Chen, who holds the Class A1 Preference Share, and Mr. Liu, who holds the Class A2 Preference Share

Management Carried Interest has the meaning set out in clause 9.2(c)

Memorandum and Articles means the memorandum and articles of association of the Company as amended from time to time, with the form set out in Schedule 3 to be adopted on or around the date of this Agreement

Mr. Chen has the meaning set out in the preamble to this Agreement

Mr. Liu has the meaning set out in the preamble to this Agreement

Notice has the meaning set out in clause 22.2

Notified Address has the meaning set out in clause 22.3

OPI has the meaning set out in the preamble to this Agreement

OPI Memorandum and Articles means the memorandum and articles of association of OPI as amended from time to time

OPI SHA means the shareholders’ agreement among SBGC, each of Management, DCM and OPI dated as of the date hereof

Ordinary Shares means the class A ordinary shares of US$0.0001 par value each in the capital of the Company which carry the rights set forth in the Memorandum and Articles and in this Agreement, and Ordinary Party and Parties have the meanings set out in the preamble to this Agreement

Permitted Method has the meaning set out in clause 22.2

Person means any individual, partnership, firm, corporation, limited liability company, association, trust, fund, firm, joint venture, association, unincorporated organization, or other entity, as well as any syndicate or group that would be deemed to be a person under section 13(d)(3) of the Securities Exchange Act

Portfolio Company means the issuer of any Portfolio Investment

6

Portfolio Investment means any debt or equity investment (other than the SoFi Investment) made, directly or indirectly, by the Company, including but not limited to, the equity securities in the Portfolio Companies (other than SoFi) as identified in Schedule 2 hereto, and the securities issued by such other Persons as from time to time approved in accordance with this Agreement and the Memorandum and Articles

Portfolio Investment Basis means US$385 million.

Preference Shares means the Class A1 Preference Share and Class A2 Preference Share, and Preference Shareholder means any holder of any Preference Share from time to time

Proceeding means any legal dispute, investigation, action, suit, arbitration or other proceeding, whether civil or criminal, judicial, administrative, investigative or otherwise, by or on behalf of or against any Person

Public Official means any person who holds a legislative, administrative or judicial position of any kind (whether appointed or elected) of any country or territory, or who exercises a public function for or on behalf of any country or territory or any public agency or public enterprise, or who is an official or agent of a public international organisation

Related Indirect Expenses means all expenses incurred by the Company or any Subsidiary not directly attributable to any Portfolio Investment or the SoFi Investment, multiplied by a fraction (a) the numerator of which is the aggregate Portfolio Investment Bases of all Portfolio Investments, and (b) the denominator of which is the sum of (i) the aggregate Portfolio Investment Bases of all Portfolio Investments and (ii) the SoFi Investment Basis

Renren Note means the promissory note in the principal amount of US$90 million issued by OPI to Renren Inc. on [•], 2018

7

Renren SF means Renren SF Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands

Representatives means, with respect to any Person, any of such Person's Affiliates, managers, partners, shareholders, members, trustees, officers, employees, directors and any other Person who acts on behalf of or represents such Person

SB means, collectively, SoftBank Group Corp. and all entities directly or indirectly controlled by SoftBank Group Corp. and holding Shares from time to time, which as of the date of this Agreement includes SBGC and SBPP

SBGC means Softbank Group Capital Limited

SBPP means SB Pan Pacific Corporation

Separation means the transactions contemplated under the separation and distribution agreement dated as of the date hereof, entered into by OPI and Renren Inc., pursuant to which OPI is separated from Renren Inc.

Share means any Ordinary Share or Preference Share

Shareholder means any Ordinary Shareholder or Preference Shareholder from time to time

SoFi means Social Finance, Inc.

SoFi Exit has the meaning set out in the OPI SHA

SoFi Investment means the Company's equity securities in SoFi

SoFi Investment Basis means the valuation of the SoFi Investment made by the independent valuer in connection with the Separation

SoFi Proceeds means proceeds or other assets received by the Company in respect of the SoFi Investment, including from (a) the sale or other disposition of SoFi Shares (including any recapitalization or similar transaction), (b) dividends, interest or other income from or with respect to the SoFi Investment, and (c) any cash received from Clear Light due to the exercise of the EB Warrant

8

SoFi Shares means each Series F share of SoFi, each Series E share of SoFi, each Series D Share of SoFi, each Series B Share of SoFi and each common share of SoFi, each of which shall, unless otherwise provided in this Agreement, be considered to be of equal value and fungible for all purposes relating to this Agreement

SoFi State Regulatory Requirements means any requirements imposed by a state or other local government of the United States on the qualifications of persons who may serve as directors or officers of entities that hold an ownership interest in SoFi or any of SoFi's subsidiaries

SoftBank Note means the promissory note in the principal amount of US$60 million issued by the Company to SBGC on the date of the Separation

Subsidiary means any Person directly or indirectly controlled by the Company from time to time

Tax means:

(a)	all forms of tax (other than deferred tax), levy, duty, charge, impost, withholding or other amount whenever created or imposed and whether of Hong Kong or elsewhere, payable to or imposed by any taxation authority; and

(b)	all interest, penalties and fines relating to any Tax falling within sub-clause (a) above or which arise as a result of the failure to pay any Tax on the due date or to comply with any obligation relating to Tax

Transaction Documents means this Agreement, the Memorandum and Articles, the OPI SHA, and the OPI Memorandum and Articles.

Treasury Regulations means the Treasury regulations promulgated under the Code.

9

ZenZone Business means the advertising agency business operated in the People’s Republic of China by Beijing Zhenzhong Interactive Information Technology Co., Ltd. and its Subsidiaries and controlled Affiliates (each a ZenZone Subsidiary)

1.2	In this Agreement:

(a)	the headings, background and the table of contents are for convenience only and do not form part of this Agreement or affect its interpretation;

(b)	references to a party include the party's successors and permitted assigns;

(c)	references to any statute or statutory provision include:

(i)	any subordinate legislation made under it; and

(ii)	any provision amending it or re-enacting it (whether with or without modification) with obligations substantially similar to, the obligations imposed by the specified statute or statutory provision;

(d)	words such as “such as”, “other”, “including” and “in particular” are not words of limitation;

(e)	a document expressed to be in the agreed form means a document in a form which has been agreed by the Parties on or before the execution of this Agreement;

(f)	references to clauses, sub-clause and Schedules are to clauses and sub-clauses of, and Schedules to, this Agreement and references in a Schedule to a paragraph are to a paragraph of that Schedule;

(g)	references to this Agreement or any other document are to that document as from time to time amended, restated, novated or replaced; and

(h)	references to words importing the singular include the plural and vice versa, words importing a gender include every gender.

10

2.	Warranties

2.1	Each Party warrants and represents to the other Parties that:

(a)	it is in good standing and has the power and authority required to enter into this Agreement and any other Transaction Document to which it is a party, and perform its obligations under such Transaction Document in accordance with its terms;

(b)	if such Party is not a natural person, the entry into and performance by such Party of this Agreement and any other Transaction Document to which it is a party has been duly authorised by all the necessary corporate actions on its part;

(c)	this Agreement and any other Transaction Document to which it is a party is legal, valid and binding on it;

(d)	neither the entry into this Agreement and any other Transaction Document to which it is a party, nor the implementation of the transactions contemplated by such Transaction Document, will result in:

(i)	if such Party is not a natural person, a violation or breach of any provision of its constitutional documents;

(ii)	a breach of, or give rise to a default under, any contract or other agreement to which it is a party or by which it is bound; or

(iii)	a violation or breach of any applicable Laws or regulations or of any order, decree or judgment of any court, governmental agency or regulatory authority applicable to it or any of its assets; and

(e)	unless otherwise disclosed to the other Parties prior to the date hereof, no consent, authorisation, licence or approval of any governmental, administrative, judicial or regulatory body, authority or organisation is required to authorise the execution, delivery, validity, enforceability or admissibility in evidence of this Agreement and any other Transaction Document to which it is a party, or the performance by it of its obligations under such Transaction Document.

11

2.2	The Company warrants and represents that a complete and accurate list of the Portfolio Companies that will be held by the Company as of the date hereof is set forth in Schedule 2, and the Company as of the date hereof has no Portfolio Companies not set out therein. The Company as of the date hereof owns each of the Portfolio Companies listed free of Encumbrances, except such Encumbrances that arise in the ordinary course of business and do not materially impair the ownership or use of such Portfolio Companies.

3.	Business of the Company

3.1	Unless otherwise agreed by the Parties, the only business of the Company shall be to conduct the Business, and the only business to be conducted by the ZenZone Subsidiaries shall be the ZenZone Business.

3.2	The Company shall comply with its obligations under this Agreement, the other Transaction Documents, and any other agreements to which the Company is a party, and conduct the Business in accordance with good business practice and on sound commercial and profit-making principles and in compliance with all relevant Laws and regulations, including Laws and regulations relating to anti-bribery or corruption.

3.3	The Parties shall cause the Company to operate and take only such actions which are in compliance with the Parties’ obligations under the Memorandum and Articles, the OPI SHA and the OPI Memorandum and Articles.

3.4	The Company shall be run in accordance with the following general requirements, as varied from time to time with the written agreement of the Parties:

(a)	the Company shall carry on and conduct its business and affairs in a proper and efficient manner and for its own benefit;

(b)	the Company shall transact all of its business on arm's length terms;

12

(c)	the Company shall use all reasonable endeavours to obtain and maintain in full force and effect all permissions, approvals, consents and licences required for the carrying on of the Business; and

(d)	the Company shall keep the Parties, SB and DCM fully informed as to all its financial and business affairs of this Agreement.

4.	The Board

Nomination, election, and removal of Director

4.1	The Board shall be comprised of one (1) Director, who shall satisfy the SoFi State Regulatory Requirements. Mr. Chen shall have the right to nominate the Director, and it is intended that the first Director nominated by him will be Mr. Chen. Notwithstanding the foregoing, the Board shall be comprised of two (2) Directors upon SB’s exercise of its rights pursuant to clause 12.4 of the OPI SHA, and SB shall have the right to nominate the additional Director until such time when such Director nominated by SB shall be removed pursuant to clause 12.4 of the OPI SHA. The Company may alter the size of the Board by ordinary resolution of shareholders in accordance with the Memorandum and Articles.

4.2	SB directly, or acting indirectly through OPI, shall from time to time be entitled to remove the elected Director nominated by Mr. Chen from the Board, and to remove the Management from any management positions of the Company and/or its Subsidiaries and nominate replacements of its choice upon the occurrence of the following (together the Disabling Conduct), and each of the Parties agrees to exercise all rights and powers available to it to support such removal and subsequent replacement with SB’s nominee:

(a)	any of the Management suffering an Insolvency Event (while he remains involved with the business of the Company);

(b)	any conduct, event or condition by or with respect to any of the Management and/or their Representatives which constitutes fraud, bad faith, wilful misconduct or gross negligence which has or could have an adverse effect on the Company or any of its Subsidiaries or investments;

13

(c)	any final conviction for any criminal conduct (other than motor vehicle violations) or for any breach of any applicable securities Law provisions by any of the Management or their Representatives (while they remain involved with the business of the Company);

(d)	any material breach by any of the Management or by the Company or any Subsidiary (only where such breach is attributable to the action or omission of any of the Management) of this Agreement, the Memorandum and Articles or constitutional document of any Subsidiary or any other Transaction Document;

(e)	any of the Management ceasing to be involved with the business of the Company;

(f)	any of the Management disposing of a majority of the Shares he owns as of the date of this Agreement; or

(g)	any material breach by any of the Management of clauses 8.1 and 8.2 and of this Agreement or the non-compete, non-solicitation and non-disparagement obligations owed to the Company or the Parties under any of the other Transaction Documents or otherwise, where such breach has or could have a material adverse effect on the Company or its investments.

4.3	The Company shall purchase and maintain Directors’ and officers' liability insurance, and the Company will indemnify its Directors and officers, in respect of all acts in relation to the business and operations of the Company, save where any damage, liability or loss arising (wholly or partially) out of or in connection with any Disabling Conduct (for the purposes of this clause the Disabling Conduct shall be the items set out in clause 4.2(a) to (g), except that references therein to Management shall be deemed references to the relevant Director or officer), gross negligence or fraud by such persons. Prior to seeking indemnification from the Company under this clause, the relevant Director or officer shall first use reasonable efforts to seek indemnification from other available sources, if any. A Director may not settle, compromise or offer to settle or compromise any claim, demand or other litigation for which such Director would be held harmless or indemnified under this clause 4.3 or the Memorandum and Articles of the Company without the prior written consent of the Company.

14

Remuneration

4.4	The members of the Board shall not be entitled to any remuneration in their capacity as Directors but will be entitled to reasonable travel expenses incurred to attend Board Meetings. The Management (in their capacity as officers or employees) shall not be entitled to be paid any remuneration, compensation or other fees by the Company, any Subsidiary or any Portfolio Company (for the avoidance of doubt, this restriction shall not apply to equity incentives issued under the Share Option Plan (as defined in the OPI SHA)).

Board Meetings

4.5	The time, date and location of Board Meetings shall be decided by the Director(s) provided that (a) any Director may, at any time, convene a Board Meeting by giving notice in accordance with clause 4.6; and (b) Board Meetings shall take place outside Hong Kong.

4.6	Unless the Director(s) otherwise agree, at least five (5) Business Days’ written notice of a Board Meeting shall be given to each Director.

4.7	An agenda identifying in reasonable detail the issues to be considered by the Director(s), together with copies of any relevant papers to be discussed, shall be distributed to the Director(s) at least five (5) Business Days in advance of the Board Meeting (or, where the Board Meeting is convened on less than five (5) Business Days' notice, as soon as reasonably practicable before the meeting). Unless the Director(s) otherwise agree(s), only the matters on the agenda for a Board Meeting may be the subject of resolutions at that Board Meeting.

4.8	The quorum for the transaction of business at any Board Meeting is all of the Directors (or the sole Director if the Board consists of only one Director) present at the Board Meeting.

15

4.9	Director(s) may approve resolutions of Director(s) in writing and in in counterpart provided that all Directors (or the sole Director if the Board consists of only one Director) approve(s) and sign(s) the resolution.

4.10	Any Director may validly participate in a Board Meeting or a meeting of a committee of the Board by telephone or any other form of communications equipment (provided that all persons participating in the meeting are able to hear and speak to each other throughout the meeting).

5.	No Voting for Preference Shares

5.1	The Preference Shares shall not entitle their holders to receive notice of, to attend or to speak or vote at any general meeting of the Company or to receive or sign any written resolutions of the shareholders of the Company.

6.	No New Issuance of Preference Shares

6.1	The Company shall not allot any new Preference Shares, or any securities convertible into or carrying the right to subscribe for any Preference Shares

7.	No Transfer of Preference Shares

7.1	Each Preference Shareholder shall not, directly or indirectly, sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of the Class A1 Preference Share or Class A2 Preference Share that such Preference Shareholder holds in the Company without the prior written consent from OPI, SB and DCM.

7.2	If any or all of the Class A1 Preference Share or Class A2 Preference Share that such Preference Shareholder holds in the Company are, directly or indirectly, sold, pledged, encumbered, assigned, transferred or otherwise disposed of without prior written consent from OPI, SB and DCM the relevant Preference Share(s) shall lose their entitlement to Management Carried Interest and may be redeemed by the Company at par value, and any amounts of Distributable Proceeds in respect of Management Carried Interest that would otherwise be payable to the holder(s) of the relevant Preference Share(s) shall instead be paid to the Ordinary Shareholder(s).

16

8.	Covenants of the Management and the Company

8.1	Each of the Management agrees and covenants that he shall not solicit or entice away or endeavour to solicit or entice away from OPI, the Company or any Subsidiary any director, officer or employee who has been employed or engaged by the Company or any Subsidiary for the duration of this Agreement and for 12 months after its termination.

8.2	Each Party agrees and covenants that he or it shall not at any time make, publish, or communicate to any Person or in any public forum any defamatory or disparaging remarks, comments, or statements concerning any other Party or its Affiliates, business, investments and employees or officers, now or in the future.

8.3	The Company shall and shall procure that each Subsidiary shall, and each of the Management shall procure that the Company and each Subsidiary shall, conduct its business in compliance with all applicable Law and obtain and maintain all required consents and authorisations from any Governmental Authority. Without limiting the generality of the foregoing, none of the Company, the Subsidiaries and their respective officers, directors, and Representatives shall, and the Management shall cause the Company, the Subsidiaries and their respective Representatives not to, directly or indirectly (a) offer or give anything of value to any Person with the intent of obtaining any improper advantage, affecting or influencing any act or decision of any Public Official, assisting the Company or any Subsidiary in obtaining or retaining business for, or with, or directing business to, any Person, or constituting a bribe, kickback or illegal or improper payment to assist the Company or any Subsidiary in obtaining or retaining business, (b) take any other action, in each case, in violation of the Foreign Corrupt Practices Act of the United States of America, as amended (as if it were a United States person, as defined therein) or any other applicable similar anti-corruption, recordkeeping and internal controls Laws, or (c) establish or maintain any fund or assets in which the Company or any Subsidiary has proprietary rights that have not been recorded in its books and records of the Company or any Subsidiary as applicable.

17

9.	Distributions

9.1	Any SoFi Proceeds shall be distributed to OPI (after deducting all direct out-of-pocket fees and reasonable expenses paid to third party vendors in connection with the transactions resulting in such SoFi Proceeds and such distribution) as soon as practicable after receipt by the Company, subject to applicable Law. For the avoidance of doubt, the Company shall distribute SoFi Shares to OPI promptly upon OPI’s request.

9.2	Except as otherwise provided herein, Distributable Proceeds (after deducting all direct out-of-pocket fees and expenses paid to third party vendors in connection with the sale or other distribution pursuant to which the Company received such Distributable Proceeds) shall be allocated and distributed within 60 days after receipt by the Company (or if distribution within 60 days is not practicable, as soon as practicable thereafter) as follows subject to applicable Law:

(a)	Return of Portfolio Investment Basis: First, 100% to the Ordinary Shareholder(s) until the cumulative amount distributed to the Ordinary Shareholder(s) pursuant to this clause (a) is equal to the aggregate Portfolio Investment Basis across all Portfolio Investments, plus all Related Indirect Expenses;

(b)	Preferred Return: Second, 100% to the Ordinary Shareholder(s) until the cumulative amount distributed to the Ordinary Shareholder(s) is sufficient to provide the Ordinary Shareholder(s) with a cumulative and annually compounding preferred return of 5% per annum on the amounts described in clause 9.2(a) made through the time of such distribution (computed from the date of this Agreement to and including the date that the Ordinary Shareholder(s) have been paid all amounts to which it is entitled pursuant to clause 9.2(a) and this clause 9.2(b)); and

18

(c)	Surplus Return: Third, 20% to Mr. Chen as the holder of the Class A1 Preference Share, 10% to Mr. Liu as the holder of the Class A2 Preference Share (such 20% and 10% surplus return collectively, the Management Carried Interest), and the remainder to the Ordinary Shareholder(s);

provided, further, that from the date of occurrence of any Disabling Conduct, any Preference Share held by the party responsible for, subject to or otherwise undergoing such Disabling Conduct will lose its entitlement to the Management Carried Interest and may be redeemed by the Company at par value. In addition, any amounts of Distributable Proceeds in respect of the Management Carried Interest that would be payable to the party responsible but for such Disabling Conduct shall instead be paid to the Ordinary Shareholder(s).

For the avoidance of doubt, Preference Shares do not confer any rights to distributions aside from the Management Carried Interest.

9.3	The Management Recipients may from time to time, individually or collectively and at their respective sole discretion, elect that the Company distribute to certain employees of the Company to be identified by the Management Recipients a portion of the Management Carried Interest that would otherwise be received by the Management Recipients pursuant to clause 9.2. Such distribution to employees will be in full satisfaction of the Company’s obligation to distribute any such amounts to the Management Recipients. Reasonable advanced notice of such distribution shall be provided to OPI, SB and DCM.

9.4	Each of the Parties shall exercise all rights and powers available to it to procure that all proceeds received by any Subsidiary in respect of any Portfolio Investment or the SoFi Investment (including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest, distributions or other income from or in respect of, any Portfolio Investment or the SoFi Investment) are distributed by such Subsidiary to its shareholders in accordance with the terms of this Agreement and the other Transaction Documents as soon as reasonably practicable after receipt.

19

9.5	Any distribution of Management Carried Interest pursuant to clause 9.2(c) shall further be subject to the following provisions:

(a)	If, upon each date which is (i) the three- (3-) year anniversary of the date of this Agreement and each three- (3-) year anniversary of such date thereafter or (ii) the commencement of the winding up and dissolution of the Company (each such relevant date being a Clawback Date), the actual amount of Management Carried Interest distributed to the Management Recipients (or employees of the Company under clause 9.3) as of such Clawback Date exceeds the amount of Management Carried Interest that the Management Recipients (or employees of the Company under clause 9.3) are entitled to receive under clause 9.2 on such date (the amount by which such distributions exceed the amount of Management Carried Interest to which the Management Recipients (or employees of the Company under clause 9.3) are entitled being the Clawback Amount), then the Management Recipients shall promptly return such Clawback Amount to the Company, which shall be distributed to the Ordinary Shareholder(s) pursuant to clause 9.2 as if such excess amount were Distributable Proceeds; provided, that the maximum Clawback Amount on such Clawback Date payable shall be the amount of aggregate distributions of Management Carried Interest received by the Management Recipients (or employees of the Company under clause 9.3) less any Taxes incurred by the Management Recipients with respect to (i) allocations of taxable income related to such Management Carried Interest or (ii) such distributions of Management Carried Interest.

(b)	The determinations of whether a Clawback Amount is payable pursuant to clause 9.5(a) shall be determined in all cases after giving consideration to all transactions through such Clawback Date, and in the case of the commencement of the winding up and dissolution of the Company only, also taking into account all actual and reasonably expected distributions of Company assets during the wind up and dissolution of the Company as may be undertaken by the liquidator.

20

(c)	Clawback Amounts, if any, shall be considered reductions of the amount of Management Carried Interest distributed to the Management Recipients for all purposes hereof and such reduction of the amount distributed shall be considered an increase in the amount of distributed Distributable Proceeds for all purposes hereof.

(d)	The Parties understand and agree that no amount shall be distributed as Management Carried Interest at any time prior to the full repayment of, and discharge of other obligations under, the Everbright Note, the SoftBank Note and the Renren Note by the obligees thereof pursuant to the terms thereof; and that any amount that would otherwise have been distributed as Management Carried Interest but for this clause 9.5(d) shall be retained by the Company for the benefit of the Management Recipients and shall be distributed as Management Carried Interest as soon as practicable following repayment of, and discharge of other obligations under, the Everbright Note, the SoftBank Note and the Renren Note in full pursuant to the terms thereof.

10.	Termination

10.1	This Agreement shall terminate with the prior written consent of all Parties, upon which termination the Parties shall be discharged from all further obligations to each other under this Agreement, except for the Continuing Provisions which shall continue to have effect. Such termination shall not affect any Claims or liability arising prior to such termination.

10.2	This Agreement shall cease to have effect in relation to a Party if that Party and its Affiliates cease to be a Shareholder, and such cessation was in accordance with the provisions of this Agreement, except that the Continuing Provisions shall continue to have effect, and any Claims or liability arising prior to such cessation shall not be affected.

21

11.	Confidentiality

11.1	Subject to clause 11.2, each Party shall safeguard, treat as confidential and not use for the purposes of its own business any information, documents or materials which it acquires in connection with this Agreement.

11.2	The confidentiality provisions in clause 11.1 shall not apply to:

(a)	any disclosure required by Law or by any relevant national or supranational regulatory authority (including any tax authority, if such requirement has the force of law) or by the rules of any recognised stock exchange, in which circumstances the party concerned shall, if practicable, supply a copy of the required disclosure to the other Parties before it is disclosed and comply with the reasonable requests of the other Parties regarding the extent of the disclosure;

(b)	any disclosure of information where the information has come into the public domain other than through a breach of any confidentiality obligation;

(c)	any disclosure reasonably required to enforce any provision of this Agreement or any other Transaction Document; or

(d)	any disclosure of details of the Company's affairs, finances and accounts to:

(i)	the Auditors and the professional and financial advisers of that Party and its Affiliates, where such advisers are required to know the same to carry out their duties or functions; and

(ii)	any tax authority to the extent reasonably required for the purposes of the tax affairs of the Party or its Affiliates.

22

11.3	Where confidential information is disclosed to a third party in reliance on any of the exceptions referred to in clause 11.2, the disclosing party shall remain responsible for subsequent disclosure by the recipient, as if any such disclosure were made by the disclosing party and not the recipient.

12.	Assignment

12.1	None of the Parties may, without the written consent of the others, assign or transfer any of their respective rights or obligations under this Agreement, except, with respect to the Management, in conjunction with a transfer of Shares in accordance with this Agreement and the Memorandum and Articles or an assignment or transfer to a Party’s Affiliate. OPI shall not assign or transfer any of its respective rights or obligations under this Agreement, including in conjunction with a transfer of Shares in accordance with the Memorandum and Articles or an assignment or transfer to its Affiliate, without the consent of all of the Parties, SB and DCM, unless such assignment or transfer is in accordance with the OPI SHA.

12.2	This Agreement shall be binding on and shall inure for the benefit of each Party's successors and its permitted assigns.

13.	Not a partnership

Other than for U.S. income tax purposes, nothing in this Agreement shall create a partnership or establish a relationship of principal and agent or any other fiduciary relationship between or among any of the Parties.

14.	Further Assurances

14.1	Each Party shall promptly do (and shall use reasonable endeavours to procure that any necessary third parties promptly do) all things (including executing and delivering any documents) reasonably required to give full effect to this Agreement.

14.2	The Company agrees to be bound by and comply with the terms and conditions of this Agreement insofar as they relate to the Company and to act in all respects as contemplated by this Agreement, except that the Company shall not be bound by any provision which fetters the Company's statutory powers.

23

14.3	Each Party agrees to:

(a)	exercise all rights and powers available to it in a manner consistent with ensuring that the Company fully and promptly observes, performs and complies with its obligations under this Agreement and the other Transaction Documents;

(b)	exercise all rights and powers available to it in a manner consistent with this Agreement; and

(c)	procure that any Director nominated by it (and duly elected to the Board) from time to time shall (subject to his/her fiduciary duties) exercise his/her voting rights and other rights and powers in a manner consistent with giving effect to the terms of this Agreement.

14.4	If there is any conflict, ambiguity or discrepancy between the provisions of this Agreement, the Memorandum and Articles, the OPI SHA and the OPI Memorandum and Articles, the provisions of the OPI SHA and the OPI Memorandum and Articles shall prevail as between the Parties (other than the Company) and each Party (other than the Company) shall exercise their shareholder votes in such manner as to procure that this Agreement and/or the Memorandum and Articles are altered to reflect the OPI SHA and the OPI Memorandum and Articles. If there is any conflict, ambiguity or discrepancy between the provisions of this Agreement and the Memorandum and Articles, the provisions of this Agreement shall prevail as between the Parties (other than the Company) and each Party (other than the Company) shall exercise their shareholder votes in such manner as to procure that the Memorandum and Articles are altered to reflect the provisions of this Agreement.

14.5	Each Party agrees that it will not exercise any rights conferred on it by the Memorandum and Articles which are or may be inconsistent with its rights or obligations under this Agreement or the other Transaction Documents.

24

15.	Entire agreement

15.1	This Agreement and the documents, including the other Transaction Documents, referred to or incorporated in it constitute the entire agreement between the Parties relating to the subject matter of this agreement and supersede and extinguish any prior drafts, agreements, undertakings, representations, warranties and arrangements of any nature whatsoever, whether or not in writing, between the Parties in relation to the subject matter of this agreement.

15.2	Each Party acknowledges and agrees that it has not entered into this Agreement in reliance on any statement or representation of any Person (whether a party to this Agreement or not and whether in writing or not) other than as expressly incorporated in this Agreement and the documents referred to or incorporated in this Agreement.

15.3	Each Party agrees that it shall have no right or remedy (other than for breach of contract) in respect of any statement, representation, assurance or warranty (whether made negligently or innocently) other than as expressly set out in this Agreement.

15.4	Each of the Parties acknowledges and agrees that damages alone may not be an adequate remedy for the breach of any of the undertakings or obligations as set out in this agreement. Accordingly, without prejudice to any other rights and remedies the Parties may have, the Parties shall be entitled to seek the remedies of injunction, specific performance or other equitable relief for any threatened or actual breach of the terms of this agreement.

15.5	Nothing in this clause shall exclude or limit any liability for fraud.

16.	Variations

No purported variation, amendment or modification of this Agreement shall be effective unless it is in writing, refers to this Agreement and is duly executed by each party to this Agreement. Any such variation, amendment or modification will not affect the Continuing Provisions unless all the parties to the OPI SHA have consented to such change.

25

17.	Releases, waivers and remedies

The rights and remedies of each Party are, except where expressly stated to the contrary, without prejudice to any other rights and remedies available to it. Any waiver given by any Party in respect of any provision of this Agreement shall be in writing, refer to this Agreement and be duly executed by the Party granting the waiver, provided that no waiver or neglect, delay or indulgence by any Party in enforcing any provision of this Agreement shall be construed as a waiver and no single or partial exercise of any rights or remedy of any Party under this Agreement will affect or restrict the further exercise or enforcement of any such remedy.

18.	Severability

If any provision of this Agreement is to any extent unenforceable, illegal or void, all other provisions of this Agreement shall remain in full force. If the provision held to be invalid or unenforceable would be valid or enforceable if some part of the provision were deleted, the provision in question will apply with the minimum modifications necessary to make it valid and enforceable. The Company shall not be bound by any provision that constitutes an unlawful fetter on its statutory powers, provided, however, that such provision shall be binding on the other Parties to this Agreement as among themselves.

19.	Counterparts

This Agreement may be executed in any number of counterparts. Each counterpart (including an electronic PDF of an executed counterpart), when duly exchanged or delivered, is an original but the counterparts together are one and the same agreement.

20.	Third Party rights

A Person who is not a party (or the successor or assignee, immediate or otherwise, of a party) to this Agreement shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Cap. 623) to enforce any term of this Agreement, except that each of Clear Light, SB, Renren Inc., and DCM shall be a third party beneficiary of the provisions set out herein, including in clause 9.5(d).

26

21.	Costs and tax matters

21.1	Except as otherwise provided in this Agreement, each Party shall be responsible for its respective legal and other costs incurred in relation to the negotiation, preparation, execution and completion of this Agreement and all ancillary documents.

21.2	It is the intention of the Parties that the Company be classified as a partnership for U.S. federal income tax purposes. The Company shall establish and maintain a capital account for each Shareholder and allocate profits and losses in accordance with Schedule 5. The Parties acknowledge and agree that, as of the date of this Agreement, each Management Recipient has a zero capital account, and that the Preference Shares shall be treated as “profits interests,” as defined in IRS Revenue Procedure 93-27, 1993-2 C.B. 343.

21.3	Each Party authorises the Company to make any Tax payments or withhold any amount, in each case to the extent required and permitted by law, on behalf of or with respect to such Party. The amount of any Tax payments or withholding made on behalf of or with respect to any Shareholder (whether by the Company or a third party) shall constitute an advance of amounts payable by the Company to such Shareholder pursuant to clause 9.

21.4	Each Party shall provide such information, documentation or certifications as may be reasonably requested by the Company for Tax or information reporting purposes.

21.5	The start-up expenses of the Company, including the necessary entity formation and filing fees and any similar items will be borne by the Company.

22.	Notices

22.1	A notice or other communication given under this Agreement (a Notice) shall be:

(a)	in writing;

(b)	in the English language; and

(c)	sent by a Permitted Method to the Notified Address.

27

22.2	The Permitted Method means personal delivery (including courier) or email. A Notice, if given by personal delivery (including courier) will be deemed to be given and received at the time of delivery, and, if sent by email, at the time of completion by the sender, except that where any communication is deemed given and received on a day other than a Business Day, then it shall be deemed to have been received on the next Business Day.

22.3	The Notified Address of each Party is as set out below:

OPI
Address: c/o 5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
Email:
Attention to:

Mr. Chen
Address:
Email:
Attention to:

Mr. Liu
Address:
Email:
Attention to:

The Company
Address: c/o 5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
Email:
Attention to:

28

or such other Notified Address as any of the Parties may, by written notice to the other Parties, substitute for their Notified Address set out above.

22.4	A copy of any notice served on the Company shall also be copied to the other Parties.

23.	Governing law and jurisdiction

23.1	This Agreement and any non-contractual obligations connected with it shall be governed by and construed in accordance with the laws of Hong Kong.

23.2	Any dispute, controversy, difference, Proceedings or Claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the notice of arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English.

29

Schedule 1

Current Share Capital

One ordinary share issued and outstanding, 100% held by OPI

30

Schedule 2

Existing Portfolio Investments

No.	Company Name
1.	Social Finance, Inc.
2.	Stocktwits, Inc.
3.	Aspiration Partners LLC
4.	AutoGo Inc.
5.	BlueBoard Inc.
6.	Business Connect China Company
7.	Domeyard, LP
8.	Eall Technology Limited
9.	Eall (Tianjin) Network Technology Co., Ltd.
10.	Effective Space Solution Ltd.
11.	Eunke Technology Ltd.
12.	Exchange Corporation Holdings Limited
13.	FiscalNote, Inc.
14.	GoGo Tech Holdings Limited
15.	IDC Investdotcom Holdings Limited
16.	LendingHome Corporation
17.	Motif Investing, Inc.
18.	Omni Prime Inc.
19.	Rise Companies Corp.
20.	Snowball Finance Inc
21.	Shiftgig, Inc.
22.	Sirin SARL
23.	StoreDot Ltd.
24.	Talech Inc.
25.	268V Limited
26.	WiseBanyan Holdings, Inc.
27.	Beijing Qingting Technology Development Co., Ltd.
28.	Shenzhen Jinfuzi Internet Technology Co., Ltd.
29.	Beijing Da Zhang Fang Internet Technology Co., Ltd.
30.	Beijing Wan Men Education Technology Co., Ltd.
31.	Beijing Yi Rong De Li Internet Technology Co., Ltd.
32.	Mei Li Chuan Shuo Co., Ltd.
33.	XtalPi International Inc.
34.	BacklotCars, Inc.
35.	Credit Shop, Incorporated
36.	Crystal Company
37.	KoolRay Vision Inc.
38.	Loadstar Capital K.K.
39.	Beijing Cai Qiu Shi Ji Technology Development Co., Ltd.
40.	Shenzhen Xing Tu Zhi Kong Technology Co., Ltd.
41.	Shanghai Sinceme Networking and Technology Co. Ltd
42.	Shenzhen Piao Ju Bao Financial Services Co., Ltd.
43.	Zhu Chao Holdings Company Limited
44.	GaoXue
45.	11.2 Capital I, L.P.
46.	Arbor Venture Fund I, L.P.
47.	Future Capital Discovery Fund I, L.P.
48.	Green Visor Capital I, LP
49.	Singulariteam Fund II L.P.
50.	Social Leverage Capital Fund II, L.P.

31

Schedule 3

Form of Memorandum and Articles

32

Schedule 4

Company Group Structure

33

Schedule 5

Allocations of Profits and Losses

1.	Solely for United States income tax purposes, there shall be established and maintained by the Company for each Shareholder a capital account (a Capital Account) in accordance with the provisions of section 704 of the Code and the Treasury Regulations promulgated thereunder.

2.	As of the last day of each fiscal period, the balance in each Shareholder’s Capital Account shall be adjusted by (a) increasing such balance by (i) such Shareholder’s allocable share of each item of the Company’s income and gain for such period (allocated in accordance with paragraph 3 of this Schedule 5) and (ii) the capital contributions, if any, made by such Shareholder during such period and (b) decreasing such balance by (i) the amount of cash or other property distributed to such Shareholder during such period and (ii) such Shareholder’s allocable share of each item of the Company’s loss and deduction for such period (allocated in accordance with paragraph 3 of this Schedule 5).

3.	Except as otherwise provided herein, each book item of income, gain, loss or deduction of the Company (determined in accordance with U.S. tax principles as applied to the maintenance of capital accounts in accordance with the provisions of Treasury Regulations section 1.704-1(b)(2)(iv)) shall be allocated among the Capital Accounts of the Shareholders with respect to each fiscal period, as of the end of such period, in a manner that as closely as possible gives economic effect to the provisions of this Agreement and the Memorandum and Articles.

4.	Except as otherwise required by applicable law, each tax item of income, gain, loss or deduction of the Company shall be allocated among the Shareholders for U.S. federal, state and local income tax purposes in the same manner that each corresponding book item is allocated to the Shareholders’ Capital Accounts pursuant to paragraph 3 of this Schedule 5.

34

This Agreement has been executed on the date stated at the beginning of this Agreement.

OAK PACIFIC INVESTMENT

By:
Name:
Title:

JOSEPH CHEN

JAMES JIAN LIU

RENREN LIANHE HOLDINGS

By:
Name:
Title:

Annex D

THE COMPANIES LAW (AS REVISED)

Amended and Restated

MEMORANDUM

AND

ARTICLES OF ASSOCIATION

of

RENREN LIANHE HOLDINGS

(as amended and restated by Special Resolution dated April 27, 2018 and effective conditional and immediately prior to the completion of the OPI-Renren Separation)

THE COMPANIES LAW (AS REVISED)

Amended and Restated

MEMORANDUM OF ASSOCIATION

of

RENREN LIANHE HOLDINGS

(as amended and restated by Special Resolution dated April 27, 2018 and effective conditional and immediately prior to the completion of the OPI-Renren Separation)

1.	The name of the Company is Renren Lianhe Holdings.

2.	The registered office will be situated at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands, or at such other place in the Cayman Islands as the Directors may from time to time decide.

3.	The only business of the Company shall be to conduct the Business (as defined in the Articles).

4.	The Company shall have and be capable of exercising all the powers of a natural person of full capacity as provided by law.

5.	The liability of the Members is limited to the amount (if any) unpaid on their shares.

6.	The authorised share capital of the Company is USD8,000 divided into 80,000,000 ordinary shares of par value USD 0.0001 each (Ordinary Shares) and USD 2,000 divided into 20,000,000 preference shares of par value USD 0.0001 each (Preference Shares), of which 10,000,000 are designated as Class A1 Preference Shares and 10,000,000 are designated as Class A2 Preference Shares.

7.	The Company has power to register by way of continuation as a body corporate limited by shares under the laws of any jurisdiction outside the Cayman Islands and to apply for deregistration in the Cayman Islands.

8.	Capitalised terms that are not defined herein bear the same meaning given to them in the Articles of Association of the Company.

ii

iii

RESERVES	39

CAPITALISATION OF PROFITS	39

SHARE PREMIUM ACCOUNT	40

ACCOUNTING RECORDS	40

SERVICE OF NOTICES AND DOCUMENTS	41

WINDING UP	42

INDEMNITY AND INSURANCE	43

CONTINUATION	43

AMENDMENT OF MEMORANDUM AND ARTICLES	44

iv

THE COMPANIES LAW (AS REVISED)

Amended and Restated

ARTICLES OF ASSOCIATION

of

RENREN LIANHE HOLDINGS

(as amended and restated by Special Resolution dated April 27, 2018 and effective conditional and immediately prior to the completion of the OPI-Renren Separation)

INTERPRETATION

1.	Table A of the First Schedule to the Law shall not apply to the Company.

2.	In these Articles, the following terms shall have the following meanings unless the context otherwise requires:

Affiliate: with respect to any specified Person, any other Person that directly or indirectly, whether or not through one or more intermediaries, controls, is controlled by, or is under common control with, the Person specified, including any investment fund in respect of which the specified Person or a Person controlling or under common control with such Person directly or indirectly controls, manages or advises or acts as a general partner or managing partner or in any similar capacity. For the purposes of this Agreement, control, when used with respect to any Person, means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, an investment management mandate, or otherwise, and the terms controlling and controlled have meanings correlative to the foregoing;

Articles: these amended and restated articles of association of the Company as amended or supplemented from time to time by Special Resolution;

Auditors: the auditors for the time being of the Company (if any);

Board: the board of directors of the Company;

1

Board Meeting: a meeting of the Board that is duly convened and held in accordance with these Articles;

Business: (i) operating the ZenZone Business; (ii) the holding of securities in SoFi and the Portfolio Companies as identified in Schedule 2 of the Shareholders Agreement; (iii) holding and, after the SoFi Exit, acquisition of securities issued by such other Persons as from time to time approved in accordance with the Shareholders Agreement, the Memorandum, the Articles and OPI SHA; and (iv) the management and orderly distribution or disposition of investments specified in (ii) and (iii) to achieve maximum profit for the Members;

Business Day: a day (other than a Saturday or Sunday or other day on which commercial banks are authorized or required by Law to close) on which commercial banks are open for the transaction of normal banking business in the United States, the United Kingdom, Hong Kong, Japan and the Cayman Islands;

Class A1 Preference Share: the class A1 Preference Share of USD 0.0001 par value in the capital of the Company which carries the rights set forth in Article 10;

Class A2 Preference Share: the class A2 Preference Share of USD 0.0001 par value in the capital of the Company which carries the rights set forth in Article 10;

Clawback Amount: has the meaning set out in Article 99.6.1;

Clawback Date: has the meaning set out in Article 99.6.1;

clear days: in relation to the period of a notice that period excluding the day on which the notice is served or deemed to be served and the day for which it is given or on which it is to take effect;

Clearlight: Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company, which is wholly owned by China Everbright Limited;

Company: the above named company;

DCM: DCM III, L.P., DCM III-A, L.P., and DCM Affiliates Fund III, L.P., all of which are companies incorporated as limited partnerships under the laws of the state of Delaware, and their Affiliates;

Directors: the directors for the time being of the Company;

Disabling Conduct: has the meaning set forth in Article 72.3

2

Distributable Proceeds: as of any date of determination, proceeds (other than SoFi Proceeds) received by the Company in respect of a Portfolio Investment, including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or in respect of, a Portfolio Investment;

EB Warrant: the warrant dated April 30, 2018 issued by Renren SF to Clear Light;

Electronic Record: has the same meaning as in the Electronic Transactions Law (as revised) of the Cayman Islands;

Encumbrance: (i) any mortgage, charge (whether fixed or floating), pledge, lien, hypothecation, assignment, deed of trust, title retention, security interest or other encumbrance of any kind securing, or conferring any priority of payment in respect of, any obligation of any Person, including any right granted by a transaction which, in legal terms, is not the granting of security but which has an economic or financial effect similar to the granting of security under applicable Law and (ii) any proxy, power of attorney, voting trust agreement, interest, option, right of first offer, negotiation or refusal or transfer restriction in favor of any Person;

Everbright Note: the Senior Secured Promissory Note dated April 30, 2018 issued by the Company to Clear Light;

Financial Year: the financial year of the Company;

Insolvency Event: a person:

(a)	becoming insolvent or unable to pay its debts as they fall due or being adjudicated bankrupt;

(b)	having any judgment or order against it which is not stayed or complied with within fourteen (14) days; any execution, sequestration or other enforcement action or any analogous or similar procedure in any jurisdiction or any other form of legal process being commenced against a material part of the assets of the person and not being discharged within seven (7) days; having any steps taken to enforce any security over any assets of the person;

(c)	being dissolved or entering into liquidation, provisional liquidation, administration, administrative receivership, receivership, a voluntary arrangement, a scheme of arrangement with creditors, any analogous or similar procedure in any jurisdiction or any other form of procedure relating to insolvency, reorganisation or dissolution in any jurisdiction;

(d)	ceasing to carry on business, stopping payment of its debts or any class of them, or entering into any compromise or arrangement in respect of its debts or any class of them, or taking any step to do any of those things; or

3

(e)	having all or substantially all of its assets subject to attachment, sequestration, execution or any analogous or similar procedure in any jurisdiction or any other form of procedure relating to the enforcement of legal or equitable security or charge in any jurisdiction and that procedure not being terminated or discharged within fourteen (14) days;

Law: the Companies Law (as revised) of the Cayman Islands;

Management: each of Mr. Chen and Mr. Liu;

Management Carried Interest: has the meaning set out in Article 99.2.3;

Member: has the same meaning as in the Law;

Memorandum: the amended and restated memorandum of association of the Company for the time being;

Month: a calendar month;

Mr. Chen: Mr. Joseph Chen, a citizen of the United States with passport number [x];

Mr. Liu: Mr. James Jian Liu, a citizen of the People’s Republic of China with ID number [x];

New Securities: any Shares or other securities convertible into, or carrying the right to subscribe for, any Shares;

OPI: Oak Pacific Investment, an exempted company limited by shares incorporated under the laws of the Cayman Islands;

OPI Memorandum and Articles: the memorandum and articles of association of OPI as amended from time to time;

OPI-Renren Separation: the transactions contemplated under the separation and distribution agreement dated April 27, 2018 entered into by OPI and Renren, pursuant to which the OPI is separated from Renren Inc.;

OPI SHA: the shareholders agreement among SBGC, Mr. Chen, Mr. Liu, DCM and OPI dated as of the date of the OPI-Renren Separation

4

Ordinary Resolution: a resolution:

(a)	passed by a simple majority of such Members as, being entitled to do so, vote in person or by proxy, at a duly convened general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b)	a written resolution signed by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

Ordinary Share: has the same meaning as in the Memorandum and includes any class thereof;

Ordinary Shareholder: any holder of Ordinary Shares;

Portfolio Company: the issuer of any Portfolio Investment;

Portfolio Investment: any debt or equity investment (other than the SoFi Investment) made, directly or indirectly, by the Company, including but not limited to, the equity securities in the Portfolio Companies (other than SoFi) as identified in Schedule 2 to the Shareholders Agreement, and the securities issued by such other Persons as from time to time approved in accordance with the Shareholders Agreement, the Memorandum and the Articles;

Portfolio Investment Basis: US$[•];

Preference Share: the Class A1 Preference Share and the Class A2 Preference Share;

Preference Shareholder: any holder of any Preference Share from time to time;

Proceeding: any legal dispute, investigation, action, suit, arbitration or other proceeding, whether civil or criminal, judicial, administrative, investigative or otherwise, by or on behalf of or against any person;

Registered Office: the registered office for the time being of the Company in the Cayman Islands;

Register of Members: the register of Members to be kept in accordance with the Law and includes every duplicate Register of Members;

Related Indirect Expenses: all expenses incurred by the Company or any Subsidiary not directly attributable to any Portfolio Investment, multiplied by a fraction the numerator of which is the total Portfolio Investment Bases of all Portfolio Investments and the denominator of which is the sum of the total Portfolio Investment Bases of all Portfolio Investments plus the SoFi Investment Basis;

5

Renren Note: the promissory note in the principal amount of US$90 million issued by OPI to Renren Inc. on [•], 2018;

Renren SF: Renren SF Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands.

Representatives: with respect to any person, any of such person's Affiliates, managers, partners, shareholders, members, trustees, officers, employees, directors and any other person who acts on behalf of or represents such person;

SB: collectively, SoftBank Group Corp. and all entities directly or indirectly controlled by SoftBank Group Corp. and holding Shares from time to time, and SB Entity means any of them, which as of the date of this Agreement includes SBGC and SBPP;

SBGC: Softbank Group Capital Limited;

SBPP: SB Pan Pacific Corporation;

Seal: the common seal of the Company (if any) and includes every duplicate seal;

Secretary: the secretary for the time being of the Company and any person appointed to perform any of the duties of the secretary;

Separation: the transactions contemplated under the separation and distribution agreement dated April 27, 2018 entered into by OPI and Renren Inc., pursuant to which OPI is separated from Renren Inc.;

Share: a share in the capital of the Company and includes a fraction of a share;

Share Premium Account: the share premium account established in accordance with these Articles and the Law;

Shareholders Agreement: the shareholders agreement, dated [•], 2018, among OPI, Mr. Chen, Mr. Liu and the Company;

SoFi: Social Finance, Inc.;

SoFi Exit: has the meaning set out in the OPI SHA;

SoFi Investment: the Company's equity securities in SoFi;

SoFi Investment Basis means the valuation of the SoFi Investment made by the independent valuer in connection with the OPI-Renren Separation;

6

SoFi Proceeds: proceeds received by the Company in respect of the SoFi Investment, including from the sale, in-kind distribution or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or with respect to the SoFi Investment, including any income received from the exercise of SoFi shares subject to the EB Warrant;

SoFi State Regulatory Requirements: any requirements imposed by a state or other local government of the United States on the qualifications of persons who may serve as directors or officers of entities that hold an ownership interest in SoFi or any of SoFi's subsidiaries;

SoftBank Note: the promissory note in the principal amount of US$60 million issued by the Company to SBGC on [●], 2018;

Special Resolution: a resolution that is described as such in its terms and is:

(a)	passed by a majority of not less than two thirds of such Members as, being entitled to do so, vote in person or by proxy, at a duly convened general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Member is entitled; or

(b)	a written resolution signed by all of the Members entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Members and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed;

Subsidiary: any person directly or indirectly controlled by the Company from time to time;

Transaction Documents: the Shareholders Agreement, the Memorandum and these Articles, the OPI SHA and the OPI Memorandum and Articles;

ZenZone Business: the advertising agency business operated in the People’s Republic of China by Beijing Zhenzhong Interactive Information Technology Co., Ltd. and its Subsidiaries and controlled Affiliates (each a ZenZone Subsidiary).

2.1	Words importing the singular number include the plural number and vice versa.

2.2	Words importing the masculine gender include the feminine gender.

2.3	Words importing persons include corporations and any other legal or natural persons.

7

2.4	Any reference to writing includes all modes of representing or reproducing words in a visible and legible form, including in the form of an Electronic Record.

2.5	The word may shall be construed as permissive and the word shall shall be construed as imperative.

2.6	Any phrase introduced by the terms including, include, in particular or any similar expression shall be merely illustrative and shall not limit the sense of the words preceding those terms.

2.7	Where any provision of the Law is referred to, the reference is to that provision as modified by any subsequent law for the time being in force.

2.8	Unless the context otherwise requires, words and expressions defined in the Law bear the same meanings in these Articles.

2.9	References to days are to calendar days, unless otherwise specified.

2.10	Headings are used for convenience only and shall not affect the construction of these Articles.

REGISTERED AND OTHER OFFICES

3.	The Registered Office of the Company shall be at such place in the Cayman Islands as the Directors shall from time to time determine. The Company, in addition to its Registered Office, may establish and maintain such other offices in the Cayman Islands or elsewhere as the Directors may from time to time determine.

SERVICE PROVIDERS

4.	The Directors (acting by simple majority) may appoint any person to act as a service provider to the Company and may delegate to any such service provider any of the functions, duties, powers and discretions available to them as Directors, upon such terms and conditions (other than the remuneration payable by the Company to the relevant service provider which must be approved by at least 75% of the Directors) and with such powers of sub-delegation, but subject to such restrictions, as they think fit (and subject, at all times, to any restrictions which would have been placed on the Directors if they had performed such role).

8

ISSUE OF SHARES

5.	Power to issue Shares

5.1	The Directors may (subject to Article 8 and the other provisions of these Articles and the Law), without prejudice to any rights attached to any existing Shares, offer, allot, grant options over or otherwise dispose of the Shares with or without preferred, deferred, qualified or other special rights or restrictions, whether in regard to dividends or other forms of distribution, voting, return of capital or otherwise, and to such persons and on such terms and conditions and for such consideration, and at such times as they think fit, provided no Share shall be issued at a discount (except in accordance with the provisions of the Law). Any Share may, with the sanction of a Special Resolution, be issued on the terms that it is, or at the option of the Company or the holder is liable, to be redeemed.

5.2	Subject to Article 8, the Directors shall designate any Share as a Preference Share at the time of its allotment or issuance and any Share not so designated shall be an Ordinary Share. Except as otherwise provided in these Articles or the terms of issuance of such Shares, all Shares shall be identical and shall entitle the holders thereof to the same rights and privileges.

6.	No Shares to bearer

The Company shall not issue Shares to bearer.

7.	Fractional Shares

The Company may, in accordance with these Articles and the Law, issue fractions of Shares.

8.	No Issuance of Preference Shares

The Directors and the Company shall not offer, allot, grant options over or otherwise dispose of any new Preference Shares, or any securities convertible into or carrying the right to subscribe for any Preference Shares.

SHARE RIGHTS

9.	Ordinary Shares

9.1	The Ordinary Shares shall carry the following rights and restrictions:

9.1.1	all Ordinary Shares shall be identical in all respects;

9.1.2	all Ordinary Shares shall be entitled to dividends and distributions in accordance with Article 99;

9

9.2	a holder of one or more Ordinary Shares shall be entitled to receive notice of, attend and speak at a general meeting of the Company and to vote on resolutions; and

9.3	on a poll each holder of Ordinary Shares shall have one vote for each Ordinary Share held by him.

10.	Preference Shares

10.1	The Preference Shares shall carry the following rights and restrictions:

10.1.1	Voting

The Preference Shares shall not entitle their holders to receive notice of, to attend or to speak or vote at any general meeting of the Company or to receive or sign any written resolutions of the shareholders of the Company;

10.1.2	Transferability

Each Preference Shareholder shall not, directly or indirectly, sell, pledge, encumber, assign, transfer or otherwise dispose of any or all of the Class A1 Preference Share or Class A2 Preference Share that such Preference Shareholder holds in the Company without the prior written consent from OPI, SB and DCM.

If any or all of the Class A1 Preference Share or Class A2 Preference Share that such Preference Shareholder holds in the Company are, directly or indirectly, sold, pledged, encumbered, assigned, transferred or otherwise disposed of without prior written consent from OPI, SB and DCM the relevant Preference Share(s) shall lose their entitlement to Management Carried Interest and may be redeemed by the Company at par value, and any amounts of Distributable Proceeds in respect of Management Carried Interest that would otherwise be payable to the holder(s) of the relevant Preference Share(s) shall instead be paid to the Ordinary Shareholder.

10.1.3	Dividends

The Preference Shares shall be entitled to dividends and distributions in accordance with Article 99.

11.	Voting

11.1	Except as otherwise provided herein, the holders of Ordinary Shares shall vote together as a single class on all matters.

10

REGISTER OF MEMBERS

12.	The Directors shall establish and maintain (or cause to be established and maintained) the Register of Members at the Registered Office or at such other place determined by the Directors in the manner prescribed by the Law.

RECORD DATE

13.	Power of Directors to fix record date

The Directors may fix in advance a date as the record date to determine the Members entitled to notice of or to vote at a meeting of the Members and, for the purpose of determining the Members entitled to receive payment of any dividend, the Directors may, at or within 90 days prior to the date of the declaration of such dividend, fix a subsequent date as the record date for such determination.

14.	No fixed record date

If no such record date is fixed, the record date shall be the date on which notice of the meeting is sent or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be. A determination of Members entitled to vote at any meeting of Members in accordance with this Article, shall apply to any adjournment thereof.

SHARE CERTIFICATES

15.	Issue of Share Certificates

Every Member shall be entitled, without payment, to a certificate of the Company specifying the Share or Shares held by him and the amount paid up thereon.

16.	Certificates for jointly-held Shares

The Company shall not be bound to issue more than one certificate for Shares held jointly by more than one person, and delivery of a certificate to one joint holder shall be sufficient delivery to all.

17.	Replacement Share Certificates

If a share certificate is defaced, lost or destroyed, it may be replaced on payment of such fee (if any) and on such terms (if any) as to evidence and indemnity, and on the payment of expenses of the Company in investigating such evidence and preparing such indemnity as the Directors shall think fit and, in case of defacement, on delivery of the old certificate to the Company for cancellation.

11

TRANSFER OF SHARES

18.	No Transfer of Shares without Consent

18.1	Shares may not be, directly or indirectly, sold, pledged, encumbered, assigned, transferred or otherwise disposed of, except with the prior written consent of each other Member or as provided in these Articles.

18.2	The Company:

18.2.1	shall be obliged to register any transfer of legal title to the Shares required or permitted pursuant to, and in each case carried out in accordance with, the provisions of the Articles; and

18.2.2	shall not register a transfer of legal title to the Shares unless such transfer of Shares is required or permitted pursuant to, and in each case carried out in accordance with, the provisions of the Articles.

19.	Instrument of transfer and procedures

19.1	The instrument of transfer of any Share shall be executed by or on behalf of the transferor (and, if the Directors so determine, the transferee). The transferor shall be deemed to remain the holder of the Share until the name of the transferee is entered in the Register of Members in respect of such Share (as converted, if applicable). All instruments of transfer, once registered, may be retained by the Company.

19.2	Subject to any applicable restrictions contained in these Articles, Shares shall be transferred in any usual or common form approved by the Directors.

20.	Refusal to register transfers

20.1	The Directors shall not refuse or decline to register any transfer of any Share made in accordance with the provisions of these Articles.

20.2	Subject to Article 20.1, the Directors may decline to register any transfer of any Share not transferred in accordance with these Articles. The Directors may require reasonable evidence to show the right of the transferor to make the transfer.

20.3	If the Directors decline to register a transfer of Shares they shall send notice of the refusal to the transferee and the reason for such refusal within one month after the date on which the transfer was lodged with the Company.

12

20.4	Subject to Article 20.1, the Directors may also suspend the registration of the transfers at such times and for such periods as the Directors may from time to time determine.

TRANSMISSION OF SHARES

21.	Transmission of Shares

If a Member dies, the survivor or survivors (where he was a joint holder), and the legal personal representative (where he was sole holder), shall be the only person recognised by the Company as having any title to the Share. The estate of a deceased Member is not thereby released from any liability in respect of any Share held by him, whether solely or jointly. For the purpose of this Article, legal personal representative means the person to whom probate or letters of administration has or have been granted in the Cayman Islands or, if there is no such person, such other person as the Directors may in their absolute discretion determine to be the person recognised by the Company for the purpose of this Article.

22.	Election by persons entitled on transmission

Any person becoming entitled to a Share in consequence of the death or bankruptcy of a Member or otherwise by operation of applicable law may elect, upon such evidence being produced as may be required by the Directors as to his entitlement, either be registered himself as a Member in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Member could have made.

23.	Manner of election

If the person so becoming entitled elects to be registered himself, he shall deliver or send to the Company a notice in writing signed by him stating that he so elects. If he shall elect to transfer the Shares, he shall signify his election by signing an instrument of transfer of such Shares in favour of his transferee. All the limitations, restrictions and provisions of these Articles relating to the right to transfer and the registration of transfers of Shares shall be applicable to any such notice or instrument of transfer as aforesaid as if the death of the Member or other event giving rise to the transmission had not occurred and the notice or instrument of transfer was an instrument of transfer signed by such Member.

13

24.	Rights of persons entitled on transmission

A person becoming entitled to a Share in consequence of the death or bankruptcy of the Member (or otherwise by operation of applicable law), upon such evidence being produced as may be required by the Directors as to his entitlement, shall be entitled to the same dividends and other monies payable in respect of the Share as he would be entitled if he were the holder of such Share. However, he shall not be entitled, until he becomes registered as the holder of such Share, to receive notices of or to attend or vote at general meetings of the Company or (except as aforesaid) to exercise any other rights or privileges of a Member. The Directors may at any time give notice requiring such person to elect either to be registered himself or to transfer the Share and, if the notice is not complied with within sixty days, the Directors may thereafter withhold payment of all dividends and other monies payable in respect of the Shares until the requirements of the notice have been complied with.

REDEMPTION AND PURCHASE OF SHARES

25.	Subject to the provisions of the Law, the Memorandum and these Articles, the Company may:

25.1	purchase its own Shares (including any redeemable Shares) in such manner and on such terms as the Directors may agree with the relevant Member unless following such purchase there would no longer be any issued Shares and may make payment for such purchase or for any redemption of Shares in any manner authorised by the Law, including out of capital; and

25.2	reduce its share capital and any capital redemption reserve fund in any manner whatsoever.

VARIATION OF SHARE RIGHTS

26.	Variation of class rights

None of the special rights attached to any class of Ordinary Shares (unless otherwise provided by the terms of issue of the Ordinary Shares of that class) may be varied or abrogated without the consent in writing of the holders of all of the issued Ordinary Shares of that class and none of the special rights attached to any class of Preference Shares (unless otherwise provided by the terms of issue of the Preference Shares of that class) may be varied or abrogated without the consent in writing of the holders of all of the issued Preference Shares of that class.

27.	Treatment of classes

For the purpose of a separate class meeting, the Directors may treat two or more of all classes of Shares as forming one class if they consider that such class of Shares would be affected in the same way by the proposals under consideration.

14

28.	Effect of Share issue on class rights

The rights conferred upon the holders of any Shares shall not, unless otherwise expressly provided in the rights attaching to such Shares, be deemed to be altered by the creation or issue of further Shares ranking pari passu therewith.

NON-RECOGNITION OF TRUSTS

29.	Except as required by the Law or these Articles, or under an order of a court of competent jurisdiction, the Company shall not be bound by or compelled to recognise in any way, even when notice thereof is given to it, any equitable, contingent, future or partial interest in any Share, or any other rights in respect of any Share other than an absolute right to the entirety thereof in the registered holder.

LIEN

30.	Lien generally

The Company shall have a first and paramount lien on every Share (not being a fully paid Share) for all moneys (whether presently payable or not) called or payable at a date fixed by or in accordance with the terms of issue of such Share in respect of that Share, and the Company shall also have a first and paramount lien on every Share (other than a fully paid up Share) standing registered in the name of a Member, whether singly or jointly with any other person for all debts and liabilities of a Member or his estate to the Company, whether the same shall have been incurred before or after notice to the Company of any interest of any person other than such Member, and whether the time for the payment or discharge of the same shall have actually arrived or not, and notwithstanding that the same are joint debts or liabilities of such Member or his estate and any other person, whether a Member or not. The Directors may at any time, either generally or in any particular case, waive any lien that has arisen or declare any Share to be wholly or in part exempt from the provisions of this Article. The Company's lien, if any, on a Share shall extend to all dividends payable thereon.

31.	Enforcement

The Company may sell, in such manner as the Directors think fit, any Share on which the Company has a lien, provided a sum in respect of which the lien exists is presently payable, and is not paid within fourteen days after a notice in writing has been given to the registered holder for the time being of the Share, demanding payment of the sum presently payable and giving notice of the intention to sell in default of such payment.

15

32.	Completion of sale

For giving effect to any such sale, the Directors may authorise any person to transfer the Share sold to the purchaser thereof. The purchaser shall be registered as the holder of the Share comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings relating to the sale.

33.	Application of proceeds

The net proceeds of such sale shall be applied in payment or discharge of the debt or liability in respect of which the lien exists and as is presently payable, and any balance shall (subject to a like lien for debts or liabilities not presently payable as existed upon the Shares prior to the sale) be paid to the person who was the registered holder of the Share immediately before such sale.

CALLS ON SHARES

34.	Calls on Shares generally

The Directors may from time to time make calls upon the Members in respect of any moneys unpaid on their Shares (whether in respect of the par value of the Shares or premium or otherwise and not, by the terms of issue thereof, made payable at a future date fixed by or in accordance with such terms of issue); and each Member shall (subject to the Company serving upon him at least 14 days’ notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his Shares. A call may be revoked or postponed by the Directors wholly or in part as the Directors may determine. A call shall be deemed to have been made at the time when the resolution of the Directors authorising the call was passed.

35.	Payment

35.1	Payment of a call may be made by instalments on the direction of the Directors.

35.2	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the person from whom the sum is due shall pay interest on the sum from the day payment is due to the time of the actual payment at such rate as the Directors may determine, but the Directors may waive payment of such interest wholly or in part.

35.3	Any sum payable in respect of a Share on issue or allotment or at any fixed date, whether in respect of the par value of the Share or premium or otherwise, shall be deemed to be a call and if it is not paid all the relevant provisions as to payment of interest, forfeiture or otherwise of these Articles shall apply as if such sum had become due and payable by virtue of a call duly made and notified.

16

35.4	The Directors may issue Shares with different terms as to the amount and times of payment of calls.

36.	Liability of joint holders

The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

37.	Interest

The Directors may, if they think fit, receive from any Member willing to advance the same, all or any part of the moneys uncalled and unpaid upon any Shares held by him; and may (until the amount would otherwise become payable) pay interest at such rate (not exceeding six per cent without the sanction of the Company in general meeting) as may be agreed upon between the Member paying the sum in advance and the Directors.

FORFEITURE OF SHARES

38.	Notice

38.1	If a Member fails to pay any call or instalment of a call by the date it becomes due and payable, the Directors may, at any time thereafter while such call or instalment remains unpaid, give notice to the Member requiring payment of the unpaid portion of the call or instalment, together with any accrued interest and expenses incurred by the Company by reason of such non-payment.

38.2	The notice shall specify where and by what date (not being less than the expiration of 14 days’ from the date of the notice) payment is to be made and shall state that if it is not complied with the Shares in respect of which the call was made will be liable to be forfeited. The Directors may accept the surrender of any Share liable to be forfeited hereunder and, in such case, references to these Articles to forfeiture shall include surrender.

39.	Forfeiture for non-compliance

If such notice is not complied with, any Share in respect of which the notice was given may thereafter, before the payment of all calls or instalments and interest due in respect thereof has been made, be forfeited by a resolution of the Directors. Such forfeiture shall include all dividends declared, other distributions or other monies payable in respect of the forfeited Shares and not paid before the forfeiture.

17

40.	Forfeited Shares

A forfeited Share may be sold, re-allotted or otherwise disposed of upon such terms and in such manner as the Directors shall think fit, and at any time before a sale, re-allotment or disposition, the forfeiture may be cancelled on such terms as the Directors think fit.

41.	Continued liability for forfeited Member

A person whose Shares have been forfeited shall cease to be a Member in respect of the forfeited Shares, but shall remain liable to pay to the Company all moneys which at the date of forfeiture were presently payable by him in respect of the Shares together with interest at such rate as the Directors may determine from the date of forfeiture until payment, but his liability shall cease if and when the Company receives payment in full of all amounts due in respect of the Shares. The Company may enforce payment without being under any obligation to make any allowance for the value of the Shares forfeited.

42.	Evidence of forfeiture

An affidavit in writing by a Director or Secretary of the Company that a Share has been duly forfeited on a specified date, shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share. The Company may receive the consideration, if any, given for the Share on any sale, re-allotment or disposition thereof and may authorise some person to execute a transfer of the Share in favour of the person to whom the Share is sold, re-allotted or otherwise disposed of, and he shall thereupon be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money (if any) nor shall his title to the Share be affected by any irregularity or invalidity in the proceedings in reference to the forfeiture, sale, re-allotment or disposition of the Share.

43.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the par value of the Share, or by way of premium or otherwise, as if the same had been made payable by virtue of a call duly made and notified to the Member.

INCREASE OF CAPITAL

44.	Increase of Capital and Shares

44.1	The Company may from time to time by Ordinary Resolution increase its share capital by such sum, to be divided into new Shares of such par value, and with such rights, priorities and privileges attached thereto as the resolution shall prescribe.

44.2	Subject to any directions given by the Company in a general meeting, all new Shares shall be at the disposal of the Directors in accordance with these Articles.

18

44.3	The new Shares shall be subject to the same provisions of these Articles with reference to the payment of calls, lien, forfeiture, transfer, transmission and otherwise, as the Shares in the original share capital.

ALTERATION OF CAPITAL

45.	Alteration by Ordinary Resolution

45.1	The Company may from time to time by Ordinary Resolution or such greater majority as required by these Articles:

45.1.1	consolidate and divide all or any of its share capital into Shares of larger par value than its existing Shares;

45.1.2	sub divide its existing Shares, or any of them, into Shares of smaller par value than is fixed by the Memorandum, subject nevertheless to the provisions of section 13 of the Law;

45.1.3	cancel any Shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person; and

45.1.4	convert all or any paid up Shares into stock, and reconvert all or any stock into paid up Shares of any denomination.

46.	Alteration by Special Resolution

46.1	The Company may from time to time by Special Resolution or such greater majority as required by these Articles:

46.1.1	divide its Shares into several classes and attach to such classes any preferential, deferred, or special rights or restrictions in accordance with these Articles;

46.1.2	change the currency denomination of its share capital;

46.1.3	reduce its share capital and any capital redemption reserve fund in any manner whatsoever; and

46.1.4	merge or consolidate with any one or more constituent companies (as defined in the Law).

19

GENERAL MEETINGS

47.	Convening a meeting

The Directors may, whenever they think fit, convene an extraordinary general meeting. If at any time there are not sufficient Directors capable of acting to form a quorum, any Director, or any one or more Members holding in the aggregate not less than one third of the total issued Ordinary Shares of the Company entitled to vote, may convene an extraordinary general meeting in the same manner as nearly as possible as that in which meetings may be convened by the Directors.

48.	Members’ requisition

48.1	The Directors shall, upon the requisition in writing of one or more Members holding in the aggregate Ordinary Shares representing not less than one tenth of such paid up capital of the Company as at the date of the requisition carries the right of voting at general meetings, convene an extraordinary general meeting. Any such requisition shall express the object of the meeting proposed to be called, and must be signed by the requisitionists and deposited at the Registered Office, and may consist of several documents in like form, each signed by one or more requisitionists.

48.2	If there are no Directors as at the date of the deposit of the Members’ requisition or if the Directors do not convene a general meeting within 21 days from the date of the deposit referred in Article 48.1, the requisitionists or any or any of them or any other Member or Members holding in the aggregate Ordinary Shares representing not less than one tenth of such paid up capital of the Company as at the date of the requisition carries the right of voting at general meetings, may convene an extraordinary general meeting. A general meeting convened by requisitionists shall be convened in the same manner as nearly as possible as that in which general meetings are to be convened by the Directors.

NOTICE OF GENERAL MEETINGS

49.	Length and form of notice

At least five clear days’ notice shall be given of any general meeting. Every notice shall specify the place, the day and the time of meeting and, in the case of special business, the general nature of the business to be conducted at the general meeting, and shall be given in the manner provided in these Articles or in such other manner (if any) as may be prescribed by the Company, to such persons as are entitled to receive such notices from the Company. Notwithstanding Article 48 and each other provision of these Articles, a general meeting may be convened by such shorter notice, or without notice, by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than ninety-five percent in nominal value of the Ordinary Shares giving that right.

20

50.	Omission or non-receipt

The accidental omission to give notice of a meeting to, or the non-receipt of a notice of a meeting by, any Member entitled to receive notice shall not invalidate the proceedings at any meeting.

PROCEEDINGS AT GENERAL MEETINGS

51.	All business that is transacted at an extraordinary general meeting shall, for purposes of Article 49, be deemed special.

52.	Quorum

No business shall be transacted at any general meeting unless a quorum of Members is present at the time that the meeting proceeds to business, but the absence of a quorum shall not preclude the appointment, choice or election of a chairman, which shall not be treated as part of the business of the Meeting. A quorum shall consist of Members holding in the aggregate Ordinary Shares representing not less than one third of the total paid up capital of the Company present in person or by proxy and entitled to vote.

53.	Adjournment for lack of quorum

If within five minutes (or such longer time as the chairman of the meeting may determine to wait) after the time appointed for the meeting, a quorum is not present, the meeting, if convened upon the requisition of Members, shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Members present shall be a quorum.

54.	Meeting by telephone or other facilities

54.1	A meeting of the Members may be held by telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or video conferencing) by which all persons participating in the meeting can communicate with each other simultaneously and instantaneously, and participation in such a general meeting shall constitute presence in person at such meeting.

54.2	Any Director shall be entitled to attend and speak at any general meeting of the Company.

21

55.	Appointment of chairman

The chairman (if any) of the Board of Directors shall preside as chairman at every general meeting of the Company. If there is no such chairman, or if at any meeting he is not present within five minutes after the time appointed for holding the meeting or is unwilling to act as chairman, the Directors present shall choose one of their number to act or, if only one Director is present, he shall preside as chairman if willing to act. If no Director is present, or if each of the Directors present declines to take the chair, the Members present and entitled to vote shall elect one of their number to be chairman.

56.	Adjournment of meeting

The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting) adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for ten days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

VOTING

57.	Ordinary Resolution

Save where a Special Resolution or other greater majority is required by the Law or these Articles, any question proposed for consideration at any general meeting shall be decided by an Ordinary Resolution.

58.	Voting to be done by poll

At any general meeting, a resolution put to the vote of the meeting shall be decided by way of poll and not by show of hands.

59.	Voting on a poll

59.1	On a poll votes may be cast either personally or by proxy.

59.2	A person entitled to more than one vote on a poll need not use all his votes or cast all the votes he uses in the same way.

60.	Voting Rules

60.1	In the case of joint holders of an Ordinary Share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding.

22

60.2	A Member of unsound mind, or, in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote by his receiver, committee, curator bonis or other person of similar nature appointed by such court, and any such receiver, committee, curator bonis or other person may vote by proxy and may otherwise act and be treated as such Member for the purpose of the general meetings.

60.3	No Member, unless the Directors otherwise determine, shall be entitled to vote at any general meeting, unless all calls or other sums presently payable by him in respect of Ordinary Shares in the Company have been paid.

60.4	No objection shall be raised as to the qualification of any voter or as to whether any votes have been properly counted except at the general meeting or adjourned general meeting at which the vote objected to is given or tendered and every vote not disallowed at the meeting shall be valid. Any objection made in due time and in accordance with these Articles shall be referred to the chairman whose decision shall be final and conclusive.

PROXIES AND CORPORATE REPRESENTATIVES

61.	Members’ attendance and voting

61.1	Subject to these Articles, each Member entitled to attend and vote at a general meeting may attend and vote at the general meeting:

61.1.1	in person, or where a Member is a company or non-natural person, by a duly authorised corporate representative; or

61.1.2	by one or more proxies.

61.2	A proxy or corporate representative need not be a Member.

62.	Appointment of proxies

The instrument appointing a proxy shall be in writing under the hand of the Member or his duly authorised attorney or, if the Member is a corporation, under the hand of its duly authorised representative.

23

63.	Form of proxy

An instrument appointing a proxy may be in any usual or common form (or such other form as the Directors may approve) and may be expressed to be for a particular meeting or any adjournment thereof or may appoint a standing proxy until notice of revocation is received at the Registered Office or at such place or places as the Directors may otherwise specify for the purpose.

64.	Corporate representatives

Any corporation which is a Member of the Company may by resolution of its directors or other governing body authorise such person as it thinks fit to act as its representative at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company.

65.	Receipt of instrument of appointment

65.1	The instrument appointing a proxy or corporate representative, and the power of attorney (if any) under which it is signed, together with such other evidence as to its due execution as the Directors may from time to time require, shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting or in any notice of any adjournment or, in either case or the case of a written resolution, in any document sent therewith, not less than 24 hours (or such longer or shorter time as the Directors may determine) before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote.

65.2	In default of any of the provisions in these Articles to deposit any instrument of proxy or authorisation at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting, the instrument of proxy or authorisation shall not be treated as valid provided that the chairman of the meeting may in his discretion accept an instrument of proxy or authorisation sent by email or fax upon receipt of email or fax confirmation that the signed original thereof has been sent.

66.	Standing Proxy

The operation of a standing proxy or authorisation shall be suspended at any general meeting or adjournment thereof at which the Member is present in person or by specially appointed proxy. The Directors may require evidence as to the due execution and continuing validity of any standing proxy or authorisation and the operation of any such standing proxy or authorisation shall be deemed to be suspended until the Directors determine that they have received such satisfactory evidence.

24

67.	Poll vote

67.1	In the case of a poll taken subsequently to the date of a meeting or adjourned meeting, the instrument appointing the proxy or corporate representative referred to in these Articles shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting before the time appointed for the taking of the poll.

67.2	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll, to speak at the meeting and to vote on any amendment of a written resolution or amendment of a resolution put to the meeting for which it is given as the proxy thinks fit. The instrument of proxy or authorisation shall, unless the contrary is stated therein, be valid as well for any adjournment of the meeting as for the meeting to which it relates.

68.	Validity of votes

A vote given in accordance with the terms of an instrument of proxy or authorisation shall be valid notwithstanding the previous death or unsoundness of mind of the principal, or revocation of the proxy or of the corporate authority, unless notice in writing of such death, unsoundness of mind or revocation was received by the Company at the Registered Office (or such other place as may be specified for the delivery of instruments of proxy or authorisation in the notice convening the meeting or other documents sent therewith) before the commencement of the general meeting, or adjourned meeting, at which the instrument or proxy is used.

69.	Written resolutions

In the case of a written resolution to be signed by a corporate representative, the instrument appointing the corporate representative shall be deposited at the Registered Office of the Company or at such other place as is specified for that purpose in the notice convening the meeting prior to the effective date of the written resolution.

70.	Waiver by Directors

Subject to the Law, the Directors may at their discretion waive any of the provisions of these Articles relating to proxies or authorisations and, in particular, may accept such verbal or other assurances as they think fit as to the right of any person to attend, speak and vote on behalf of any Member at general meetings or to sign written resolutions.

25

APPOINTMENT AND REMOVAL OF DIRECTORS

71.	Number of Directors

The Board shall consist of one (1) director, who shall satisfy the SoFi State Regulatory Requirements. Mr. Chen shall have the right to nominate the Director, and it is intended that the first Director nominated by him will be Mr. Chen. Notwithstanding the foregoing, the Board shall be comprised of two (2) Directors upon SB’s exercise of its rights pursuant to clause 12.4 of the OPI SHA, and SB shall have the right to nominate the additional Director until such time when such Director nominated by SB shall be removed pursuant to clause 12.4 of the OPI SHA. The Company may alter the size of the Board by ordinary resolution of shareholders in accordance with the Memorandum and these Articles.

72.	Appointment and Removal of Directors

72.1	The Company may by Ordinary Resolution appoint any person to be a Director or may by Ordinary Resolution remove any Director.

72.2	No shareholding qualification shall be required for Directors unless otherwise required by the Company by Ordinary Resolution.

72.3	SB directly, or acting indirectly through OPI, shall from time to time be entitled to remove the elected Directors nominated by the Management from the Board, and to remove the Management from any management positions of the Company and/or its Subsidiaries and nominate replacements of its choice upon the occurrence of the following (together the Disabling Conduct), and each of the Members agrees to exercise all rights and powers available to it to support such removal and subsequent replacement with SB’s nominee (or OPI’s nominee as the case may be):

72.3.1	any of the Management suffering an Insolvency Event (while he remains involved with the business of the Company);

72.3.2	any conduct, event or condition by or with respect to any of the Management and/or their Representatives which constitutes fraud, bad faith, wilful misconduct or gross negligence which has or could have an adverse effect on the Company or any of its Subsidiaries or investments;

72.3.3	any final conviction for any criminal conduct (other than motor vehicle violations) or any breach of any applicable securities Law provisions by any of the Management or their Representatives (while they remain involved with the business of the Company);

26

72.3.4	any material breach by any of the Management or by the Company or any Subsidiary (only where such breach is attributable to the action or omission of any of the Management) of the Shareholders Agreement, the Memorandum and Articles or constitutional document of any Subsidiary or any other Transaction Document;

72.3.5	any of the Management ceasing to be involved with the business of the Company;

72.3.6	any of the Management disposing of any Preference Shares;

72.3.7	death or incapacity of any of the Management (while he remains involved with the business of the Company);

72.3.8	any material breach by any of the Management Directors of clauses 8.1 and 8.2 and of thie Shareholders Agreement or the non-compete, non-solicitation and non-disparagement obligations owed to the Company or the Parties under any of the other Transaction Documents or otherwise, where such breach has or could have an adverse effect on the Company or its investments; or

72.3.9	any event deemed to be Disabling Conduct under the OPI SHA.

RESIGNATION AND DISQUALIFICATION OF DIRECTORS

73.	The office of Director shall ipso facto be vacated if the Director:

73.1	resigns his office by notice in writing to the Company;

73.2	becomes of unsound mind and the Directors resolve that his office is vacated;

73.3	becomes bankrupt under the laws of any country or makes any arrangement or composition with his creditors generally; or

73.4	if he ceases to be a Director by virtue of, or becomes prohibited from being a Director by reason of, an order made under any provisions of the Law.

27

POWERS AND DUTIES OF DIRECTORS

74.	General power to manage business

To the extent not delegated to the Management pursuant to Article 91, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in promoting and registering the Company and may exercise all such powers of the Company as are not, by the Law or these Articles, required to be exercised by the Company in general meeting, subject, nevertheless, to any clause of these Articles, to the provisions of the Law and to such regulations, being not inconsistent with the aforesaid clauses or provisions, as may be prescribed by the Company in general meeting but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.

75.	Borrowing powers

To the extent not delegated to the Management pursuant to Article 91, the Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

76.	Cheques

All cheques, promissory notes, drafts, bills of exchange and other instruments, whether negotiable or not, and all receipts for moneys paid to the Company shall be signed, drawn, accepted, endorsed or otherwise executed, as the case may be, in such manner as the Directors shall from time to time by resolution determine.

77.	Authority to bind Company

No document or deed otherwise duly executed and delivered by or on behalf of the Company shall be regarded as invalid merely because at the date of delivery of the deed or document, the Director, Secretary or other officer or person who shall have executed the same and/or affixed the Seal (if any) thereto as the case may be for and on behalf of the Company shall have ceased to hold such office or to hold such authority on behalf of the Company.

78.	Executive Directors

The Directors may from time to time appoint one of their number to be a managing director, joint managing director or an assistant managing director or to hold any other employment or executive office with the Company for such period and upon such terms as the Directors may determine and may revoke or terminate any such appointments. Any such revocation or termination as aforesaid shall be without prejudice to any claim for damages that such Director may have against the Company or the Company may have against such Director for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Any person so appointed shall receive such remuneration (if any) (whether by way of salary, commission, participation in profits or otherwise) as the Directors may determine and either in addition to or in lieu of reasonable travel expenses to attend Board meetings pursuant to Article 95.1.

28

79.	Sole Director

Notwithstanding any provision in these Articles to the contrary, a sole Director shall be entitled to exercise all of the powers and functions of the Directors which may be imposed on them by Law or by these Articles.

PROCEEDINGS OF DIRECTORS

80.	Regulating proceedings

Directors may meet together (either within or without the Cayman Islands but not, for the avoidance of doubt, in Hong Kong) for the despatch of business, adjourn and otherwise regulate their meetings and proceedings, as they think fit. Subject to the provision of these Articles, questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall not have a second or casting vote and the motion shall be deemed to have been lost.

81.	Convening a meeting

81.1	A Director or alternate Director may, and the Secretary on the requisition of a Director or alternate Director shall, at any time, summon a meeting of Directors by at least five (5) Business Days’ notice in writing to every Director and alternate Director; provided however, that notice may be waived by all the Directors (or their alternates) either at, before or retrospectively after the meeting is held provided further that notice or waiver thereof may be given by email or fax.

81.2	An agenda identifying in reasonable detail the issues to be considered by the Directors, together with copies of any relevant papers to be discussed, shall be distributed to all Directors at least five (5) Business Days' in advance of the Board Meeting (or, where the Board Meeting is convened on less than five (5) Business Days' notice, as soon as reasonably practicable before the meeting). Unless the Directors otherwise agree, only the matters on the agenda for a Board Meeting may be the subject of resolutions at that Board Meeting.

29

82.	Quorum

82.1	The quorum for the transaction of business at any Board Meeting is all of the Directors (or the sole Director if the Board consists of only one Director) present at the Board Meeting. An alternate appointed by a Director shall be counted in a quorum at a meeting at which the Director appointing him is not present provided always that where a Director is acting in his own right and also as an alternate he is only counted once in the quorum. A Director who ceases to be a Director at a meeting of the Directors may continue to be present and to act as a Director and be counted in the quorum until the termination of the meeting provided no other Director objects and if otherwise a quorum of Directors would not be present.

82.2	If within half an hour from the time appointed for a Board Meeting a quorum is not present, the meeting shall be adjourned to the third (3) Business Day after the date on which the original Board Meeting was convened at the same time and same place. If at the reconvened meeting, a quorum is not present within one hour from the time appointed for the meeting, then those Directors present will constitute a quorum for the purposes of such further reconvened meeting.

83.	Vacancies

The continuing Directors may act notwithstanding any vacancy in their body, but, if and so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a general meeting of the Company, but for no other purpose.

84.	Chairman

The Directors may elect a chairman of their meetings and determine the period for which he is to hold office; but if no such chairman is elected, or if at any meeting the chairman is not present within five minutes after the time appointed for holding the same, the Directors present may choose one of their number to be chairman of the meeting.

85.	Written resolutions of Directors

A resolution in writing signed by all of the Directors or all of the members of a committee of Directors for the time being entitled to receive notice of a meeting of the Directors (or by an alternate Director as provided in these Articles), including a resolution signed in counterpart and/or sent or evidenced by way of signed fax or electronic transmission, shall be as valid and effectual as if it had been passed at a meeting of the Directors or of a committee of Directors duly called and constituted.

30

86.	Meeting by telephone or other facilities

To the extent permitted by law, a meeting of the Directors or a committee appointed by the Directors may be held by means of such telephone, electronic or other communication facilities (including, without limiting the generality of the foregoing, by telephone or by video conferencing) as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously and participation in such a meeting shall constitute presence in person at such meeting. Such a meeting shall be deemed to take place where the largest group of those Directors participating in the meeting is physically assembled, or, if there is no such group, where the chairman of the meeting then is.

87.	Validity of acts in spite of defect

All acts done by any meeting of the Directors or of a committee of Directors, or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

88.	Minutes

88.1	The Directors shall cause minutes to be made and records kept for the purpose of recording:

88.1.1	all appointments of officers made by the Directors;

88.1.2	the names of the Directors and other persons present at each meeting of the Directors and of any committee of the Directors; and

88.1.3	all resolutions and proceedings at all meetings of the Members of the Company or any class of Members and of the Directors and of committees of Directors; and the chairman of all such meetings or of any meeting confirming the minutes thereof shall sign the same.

DIRECTORS’ INTERESTS

89.	Interests

89.1	A Director may hold any other office or place of profit with the Company (except that of Auditor) in conjunction with his office of Director for such period and upon such terms as to remuneration and otherwise as the Directors (acting by at least 75% of the Directors) may determine.

89.2	A Director or officer may act by himself or his firm in a professional capacity for the Company (otherwise than as Auditor), and he or his firm shall be entitled to remuneration for professional services as if he were not a Director or officer provided that any remuneration paid must be approved by 75% of the Directors.

31

89.3	No Director or officer shall be disqualified from his office or prevented by such office from holding any office or place of profit under the Company or under any company in which the Company shall be a Member or have any interest, or from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any Director or officer shall be in any way interested be or be liable to be avoided nor shall any Director or officer so contracting, dealing or being so interested be liable to account to the Company for any profit realised by any such contract or transaction by reason of such Director holding office or of the fiduciary relation thereby established.

90.	Disclosure and nature of interest

90.1	A Director (or his alternate Director in his absence) shall be at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of the Director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

90.2	The nature of the interest of any Director or officer in any contract, dealing or transacting with or affecting the Company shall be disclosed by him at or prior to its consideration and any vote thereon and a general notice that a Director or officer is a shareholder of any specified firm or company and/or is to be regarded as interested in any transaction with such firm or company shall be sufficient disclosure hereunder and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

DELEGATION OF DIRECTORS’ POWERS

91.	Power to delegate

Directors may from time to time and at any time by power of attorney or otherwise appoint any company, firm or person or fluctuating body of persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney and of such attorney as the Directors may think fit and may also authorise any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

32

92.	Alternate Directors

92.1	Any Director may by writing appoint any other Director, or other person willing to act, to be his alternate and remove his alternate so appointed by him. Such appointment or removal shall be by notice to the Registered Office signed by the Director making or revoking the appointment or in any other manner approved by the Directors, and shall be effective on the date the notice is served and the alternate shall be notified of such appointment or revocation. Subject to the removal by the appointing Director, the alternate shall continue in office until the date on which his appointor ceases to be a Director. An alternate may also be a Director in his own right and may act as alternate to more than one Director.

92.2	An alternate shall be entitled to receive notice of all meetings of the Directors, attend, be counted in the quorum, vote and act in such appointor’s place at every such meeting at which the appointing Director is not personally present, and generally to perform all the functions of his appointor as a Director in his absence.

92.3	These Articles (except as regards powers to appoint an alternate and remuneration) apply equally to the alternate as though he were the Director in his own right.

92.4	An alternate Director shall be deemed for all purposes to be a Director and shall alone be responsible for his own acts and defaults and shall not be deemed to be the agent of the Director appointing him. The signature of an alternate to any resolution in writing of the Director or a committee there shall, unless the terms of the appointment provides to the contrary, be as effective as the signature of the Director or Directors to whom he is alternate.

93.	Management

The Management shall not have the power to decide on matters that require the approval of the Members or the Board, whether under applicable Law, these Articles or otherwise.

94.	Officers

The Directors may appoint a Secretary and such other officers as they may from time to time consider necessary upon such terms as to duration of office, remuneration and otherwise as they may think fit. Such Secretary or other officers need not be Directors and in the case of the other officers may be ascribed such titles as the Directors may decide and the Directors may revoke or terminate any such election or appointment. Any such revocation or termination shall be without prejudice to any claim for any damages that such officer may have against the Company or the Company may have against such officer for any breach of any contract of service between him and the Company which may be involved in such revocation or termination. Save as provided in the Law or these Articles, the powers and duties of the officers of the Company shall be such (if any) as are determined from time to time by the Directors.

33

DIRECTORS’ AND MANAGEMENT REMUNERATION

95.	Remuneration

95.1	Directors will not receive any director’s fee or other remuneration other than reimbursement of reasonable travel expenses incurred to attend Board Meetings.

95.2	The Management (in their capacity as officers or employees) shall not be entitled to be paid any remuneration, compensation or other fees by the Company, any Subsidiary or any Portfolio Company.

SEALS AND DEEDS

96.	Use of Seal

The Directors may determine that the Company shall have a Seal, and if they so determine, shall provide for the safe custody of the Seal. The Seal shall only be used by the authority of the Directors and in the presence of a Director or the Secretary or such other person as the Directors may by resolution appoint for this purpose, and every instrument to which the Seal affixed shall be signed by the relevant person. Notwithstanding the above, annual returns and notices filed under the Law may be executed either as a deed or under Seal and in either case without the need for the authority of a resolution of the Directors.

97.	Duplicate Seal

The Company may maintain in any place or places outside the Cayman Islands a facsimile of any Seal and such facsimile seal shall be affixed in the same way as if it were the Seal.

98.	Execution of deeds

In accordance with the Law, the Company may execute any deed or other instrument (which would otherwise be required to be executed under Seal) by the signature of such deed or instrument as a deed by a Director or by the Secretary of the Company or by such other person as the Directors may appoint or by any other person or attorney on behalf of the Company appointed by a deed or other instrument executed as a deed by a Director or the Secretary or such other person as aforesaid.

34

DIVIDENDS

99.	Payment of Dividends

99.1	Subject to Article 99.8 and applicable Law, any SoFi Proceeds shall be distributed to OPI (after deducting all direct out-of-pocket fees and reasonable expenses paid to third party vendors in connection with such distribution) as soon as practicable after receipt by the Company.

99.2	Subject to Article 99.8 and applicable Law and except as otherwise provided in these Articles, Distributable Proceeds attributable to any Portfolio Investment (after deducting all direct out-of-pocket fees and expenses paid to third party vendors in connection with such distribution) shall be distributed within 60 days after receipt by the Company (or if distribution within 60 days is not practicable, as soon as practicable thereafter) as follows:

99.2.1	Return of Portfolio Investment Basis: First, 100% to the Ordinary Shareholder(s) until the cumulative amount distributed to the Ordinary Shareholder(s) pursuant to this Article 99.2.1 is equal to the aggregate Portfolio Investment Basis across all Portfolio Investments plus all Related Indirect Expenses;

99.2.2	Preferred Return: Second, 100% to the Ordinary Shareholder(s) until the cumulative amount distributed to the Ordinary Shareholder(s) is sufficient to provide the Ordinary Shareholder(s) with a cumulative and annually compounding preferred return of 5% per annum on the amounts described in Article 99.2.1 made through the time of such distribution (computed from the date of this Agreement to and including the date that the Ordinary Shareholder(s) have been paid all amounts to which they are entitled pursuant to Articles 99.2.1 and 99.2.2); and

99.2.3	Surplus Return: Third, 20% to the holder of the Class A1 Preference Share, 10% to the holder of the Class A2 Preference Share (such 20% and 10% surplus return collectively, the “Management Carried Interest”), and the remainder to the Ordinary Shareholder. For the avoidance of doubt, Preference Shares do not confer any rights to distributions aside from Management Carried Interest;

99.3	Notwithstanding Article 99.2 and each other provision of these Articles, from the date of occurrence of any Disabling Conduct, any Preference Shares held by the party responsible for, subject to or otherwise undergoing such Disabling Conduct will lose their entitlement to Management Carried Interest and may beredeemed by the Company at nominal value. In addition,any amounts of Distributable Proceeds in respect of Management Carried Interest that would otherwise be payable to the party responsible for such Disabling Conduct shall instead be paid to the Ordinary Shareholder(s).

35

99.4	The Preference Shareholders may from time to time, individually or collectively and at their sole discretion, elect that the Company distribute to certain employees of the Company to be identified by the Preference Shareholders a portion of the Management Carried Interest that would otherwise be received by the Preference Shareholders (in full satisfaction of the Company’s obligation to distribute any such amounts to the Preference Shareholders, provided that reasonable advanced notice is provided to OPI, SB and DCM).

99.5	Each Director and Member shall exercise all rights and powers available to it to procure that all proceeds received by any Subsidiary in respect of any Portfolio Investment or the SoFi Investment (including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest, distributions or other income from or in respect of, any Portfolio Investment or the SoFi Investment) are distributed by such Subsidiary to its shareholders in line with the terms of the Shareholders Agreement and the other Transaction Documents as soon as reasonably practicable after receipt.

99.6	Any distribution of Management Carried Interest pursuant to Article 99.2.3 shall further be subject to the following provisions:

99.6.1	If, upon each date which is (i) the three (3) year anniversary of the date of this Agreement and each three (3) year anniversary of such date thereafter and/or (ii) the commencement of the winding up and dissolution of the Company (each such relevant date being a "Clawback Date"), the actual amount of Management Carried Interest distributed to the Preference Shareholders (or employees of the Company under Article 99.3) as of such Clawback Date exceeds the amount of Management Carried Interest that the Preference Shareholders (or employees of the Company under Article 99.3) are entitled to receive under Article 99.2 on such date (the amount by which such distributions exceed the amount of Management Carried Interest to which the Preference Shareholders (or employees of the Company under Article 99.3) are entitled being the “Clawback Amount”), then the Preference Shareholders shall promptly return such Clawback Amount to the Company, which shall be distributed to the Ordinary Shareholder(s) pursuant to Article 99.2 as if such excess amount were Distributable Proceeds; provided, that the maximum Clawback Amount on such Clawback Date payable shall be the amount of aggregate distributions of Management Carried Interest received by the Preference Shareholders (or employees of the Company under Article 99.3) less any Taxes incurred by the Preference Shareholders with respect to (i) allocations of taxable income related to such Management Carried Interest or (ii) such distributions of Management Carried Interest.

36

99.6.2	The determinations of whether a Clawback Amount is payable pursuant to Article 99.6.1 shall be determined in all cases after giving consideration to all transactions through such Clawback Date, and in the case of the commencement of the winding up and dissolution of the Company only, also taking into account all actual and reasonably expected distributions of Company assets during the wind up and dissolution of the Company as may be undertaken by the liquidator.

99.6.3	Clawback Amounts, if any, shall be considered reductions of the amount of Management Carried Interest distributed to the Preference Shareholders for all purposes hereof and such reduction of the amount distributed shall be considered an increase in the amount of distributed Distributable Proceeds for all purposes hereof.

99.6.4	No amount shall be distributed as Management Carried Interest at any time prior to the full repayment of the Everbright Note, the SoftBank Note and the Renren Note by the Ordinary Shareholder(s) pursuant to the terms thereof; and that any amount that would otherwise have been distributed as Management Carried Interest but for this Article 99.6.4 shall be retained by the Company for the benefit of the Preference Shareholders and shall be distributed as Management Carried Interest as soon as practicable following repayment of the Everbright Note, the SoftBank Note and the Renren Note in full pursuant to the terms thereof, provided, however, that if the Company is wound up or dissolved and the Everbright Note, the SoftBank Note and the Renren Note have not been fully repaid, any retained amount shall be distributed to the Ordinary Shareholder.

99.7	No dividend shall be paid otherwise than out of profits or out of monies otherwise available for dividend in accordance with the Law.

99.8	Notwithstanding Article 99.1 and Article 99.2, no SoFi Proceeds or Distributable Proceeds shall be distributed prior to Reserved Matter Consent (as defined in the OPI Memorandum and Articles) being obtained, if such a Reserved Matter Consent is required to be obtained under the OPI Memorandum and Articles.

100.	Calculation of Dividends

Subject to the rights of Preference Shareholders (and any other Members, if any, entitled to Shares with special rights as to dividends), all dividends shall be declared and paid according to the amount paid up on the Shares in respect of which the dividend is paid and any dividend on any class of Shares not fully paid shall be declared and paid according to the amounts paid on the Shares of that class, but if and so long as nothing is paid up on any of the Shares in the Company, dividends may be declared and paid according to the number of Shares. No amount paid on a Share in advance of calls shall, while carrying interest, be treated for the purposes of this Article as paid on the Share. Dividends may be apportioned and paid pro rata according to the amounts paid-up on the Shares during any portion or portions of the period in respect of which the dividend is paid.

37

101.	Deductions

The Directors may deduct from any dividend, distribution or other monies payable to a Member by the Company on or in respect of any Shares all sums of money (if any) presently payable by him to the Company on account of calls or otherwise in respect of Shares of the Company.

102.	Joint Holders

If several persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other money payable on or in respect of the Share.

103.	Payment method

Any dividend may be paid by cheque or warrant sent through the post to the address of the Member or person entitled thereto in the Register of Members or, in the case of joint holders addressed to the holder whose name stands first in the Register of Members in respect of the Shares at his registered address as appearing on the Register of Members or to such person and such address as the Member or person entitled or such joint holders as the case may be may direct in writing. Every such cheque or warrant shall, unless the holder or joint holders may in writing direct, be made payable to the order of the person to whom it is sent or to the order of the holder or, in the case of joint holders, to the order of the holder whose name stands first in the Register of Members in respect of such Shares, and shall be sent at his or their risk and payment of the cheque or warrant by the bank on which it is drawn shall constitute a good discharge to the Company. Any one of two or more joint holders may give effectual receipts for any dividends, distributions or other monies payable or property distributable in respect of the Shares held by such joint holders.

104.	Satisfaction by distribution of specific assets

The Directors may declare that any dividend or distribution is paid wholly or partly by the distribution of specific assets and, in particular, of paid up shares, debentures or debenture stock of any other company or in any one or more of such ways, and where any difficulty arises in regard to such dividend or distribution, the Directors may settle the same as they think expedient, and in particular may issue fractional Shares or ignore fractions altogether and may fix the value for dividend or distribution of such specific assets or any part thereof and may determine that cash payments shall be made to any Members upon the basis of the value so fixed in order to secure equality of distribution, and may vest any such specific assets in trustees as may seem expedient to the Directors.

38

105.	No interest

No dividend or other distribution or other monies payable by the Company on or in respect of any Share shall bear interest against the Company.

106.	Unclaimed dividends

All unclaimed dividends or distributions may be invested or otherwise made use of by the Directors for the benefit of the Company until claimed. Any dividend or distribution unclaimed by a Member six years after the dividend or distribution payment date shall be forfeited and revert to the Company.

RESERVES

107.	The Directors may, before declaring any dividend or distribution, set aside such sums as they think proper as a reserve or reserves which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalising dividends, or for any other purpose of the Company, and pending such application may, in their discretion, be employed in the business of the Company or be invested in such manner as the Directors may from time to time think fit. The Directors may also without placing the same to reserve carry forward any sums which they think it prudent not to distribute.

CAPITALISATION OF PROFITS

108.	Capitalisation

The Directors may capitalise any sum standing to the credit of any of the Company’s reserve accounts which are available for distribution (including its Share Premium Account and capital redemption reserve fund, subject to the Law) or any sum standing to the credit of the profit and loss account or otherwise available for distribution and to appropriate such sums to Members in the proportions in which such sum would have been divisible amongst them had the same been a distribution of profits by way of dividend and to apply such sum on their behalf in paying up in full unissued Shares for allotment and distribution credited as fully paid-up to and amongst them in the proportion aforesaid.

109.	Authorisation

Where any difficulty arises in regard to any distribution under the preceding Article, the Directors may settle the same as they think expedient and, in particular, may authorise any person to sell and transfer any fractions or may resolve that the distribution should be as nearly as may be practicable in the correct proportion but not exactly so or may ignore fractions altogether, and may determine that cash payments should be made to any Members in order to adjust the rights of all parties, as may seem expedient to the Directors. The Directors may appoint any person to sign on behalf of the persons entitled to participate in the distribution any contract necessary or desirable for giving effect thereto and such appointment shall be effective and binding upon the Members.

39

SHARE PREMIUM ACCOUNT

110.	Establishment and use of Share Premium Account

110.1	The Directors shall in accordance with the Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

110.2	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Law, out of capital.

ACCOUNTING RECORDS

111.	Books of account

The Directors shall cause to be kept accounting records sufficient to give a true and fair view of the state of the Company's affairs and to show and explain its transactions and otherwise in accordance with the Law.

112.	Inspection by Members

112.1	Subject to Articles 113:

112.1.1	the accounting records shall be kept at the Registered Office or at such other place or places as the Directors think fit, and shall at all times be open to inspection by the Directors; and

112.1.2	no Member (who is not also a Director) shall have any right to inspect any accounting record or book or document of the Company except as conferred by law or authorised by the Directors or by the Members by Ordinary Resolution.

40

113.	Records and audit

113.1	The Company in general meeting may from time to time determine (or revoke, alter or amend any such determination) or, failing such determination, the Directors may determine (or revoke, alter or amend any such determination):

113.1.1	that the accounts of the Company be audited and the appointment of the Auditors;

113.1.2	that there be prepared and sent to each Member and other person entitled thereto a profit and loss account, a balance sheet, group accounts and/or reports for such period and on such terms as they may determine; and

113.1.3	that there be laid before the Company in general meeting a copy of every balance sheet together with a copy of the Auditor's report.

SERVICE OF NOTICES AND DOCUMENTS

114.	Form and delivery of notices

114.1	Notices or other documents or communications may be given to any Member by the Company either personally or by sending it by courier, post, fax or email to him to his registered address, or (if he has no registered address) to the address, if any, supplied by him to the Company for the giving of notices to him. Any notice shall be deemed to be effected:

114.1.1	if delivered personally or sent by courier, by properly addressing and prepaying a letter containing the notice; and to have been effected, in the case of a notice of a meeting, when delivered;

114.1.2	if sent by post, by properly addressing, prepaying, and posting a letter containing the notice (by airmail if available) and to have been effected, in the case of a notice of a meeting, at the expiration of three days after it was posted; and

114.1.3	if sent by fax or email by properly addressing and sending such notice through the appropriate transmitting medium and to have been effected on the day the same is sent.

114.2	A notice may be given by the Company to the joint holders of a Share by giving the notice to the joint holder named first in the Register of Members in respect of the Share.

41

114.3	A notice may be given by the Company to the person entitled to a Share in consequence of the death or bankruptcy of a Member by sending it through the post in a prepaid letter addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt, or by any like description, at the address, if any, supplied for the purpose by the persons claiming to be so entitled, or (until such an address has been so supplied) by giving the notice in any manner in which the same might have been given if the death or bankruptcy had not occurred.

114.4	Notice of every general meeting shall be given in any manner hereinbefore authorised to:

114.4.1	every Member entitled to vote except those Members entitled to vote who (having no registered address) have not supplied to the Company an address for the giving of notices to them; and

114.4.2	every person entitled to a Share in consequence of the death or bankruptcy of a Member, who, but for his death or bankruptcy would be entitled to receive notice of the meeting.

114.5	No other persons shall be entitled to receive notices of general meeting.

WINDING UP

115.	Method of winding up

Subject to the rights attaching to any Shares, if the Company shall be wound up, the liquidator may, with the sanction of a Special Resolution and any other sanction required by the Law or these Articles, divide amongst the Members in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the contributories as the liquidator, with the like sanction, shall think fit, but so that no Member shall be compelled to accept any asset upon which there is any liability.

116.	Distribution of assets

If the Company shall be wound up and the assets available for distribution amongst the Members as such shall be insufficient to repay the whole of the paid up capital, such assets shall be distributed so that, as nearly as may be, the losses shall be borne by the Members in proportion to the capital paid up, or which ought to have been paid up, at the commencement of the winding up, on the Shares held by them respectively. And if in a winding up the assets available for distribution amongst the Members shall be more than sufficient to repay the whole of the capital paid up at the commencement of the winding up, the excess shall be distributed amongst holders of Ordinary Shares in proportion to the number of Ordinary Shares held thereby at the commencement of the winding up. This Article is to be without prejudice to the rights of the holders of Shares issued upon special terms and conditions.

42

INDEMNITY AND INSURANCE

117.	Indemnity and limitation of liability

117.1	Except as provided in Article 117.2 below, the Company will indemnify each of the Directors and Officers to the fullest extent permitted by applicable law against any liability, any amount paid or incurred by such Director or Officer in settlement thereof and all expenses reasonably incurred or paid by such Director or Officer in connection with any action, claim, suit or proceeding in which such Director or Officer becomes involved by virtue of being or having been involved in the business or affairs of the Company.

117.2	Notwithstanding Article 117.1, no indemnification shall be provided to any Director or Officer: (i) if such person settled any action, claim, suit or proceeding in which it becomes involved (as a party or otherwise) without the prior written consent of the Company; (ii) where such damage, liability or loss has arisen (wholly or partially) or in connection with Disabling Conduct, gross negligence or fraud by such person; or (iii) to the extent indemnification is available from another available source, prior to such time as the person has used reasonable endeavours to seek indemnification from such source.

118.	Director and Officer Insurance

The Company shall purchase and maintain with a reputable insurer insurance on such terms (including customary exclusions), in customary amounts and for customary periods for, of for the benefit of, any person who is or was at any time a Director of Officer against any liability incurred by or attaching to such person in respect of any act or omission in the actual or purported execution and/or discharge of such person’s duties and/or in the exercise or purported exercise of such person’s powers and/or otherwise in relation to such person’s duties, powers or offices as a Director or Officer of the Company.

CONTINUATION

119.	The Company shall have the power, subject to the provisions of the Law and with the approval of a Special Resolution, to continue as a body incorporated under the laws of any jurisdiction outside of the Cayman Islands and to be de-registered in the Cayman Islands.

43

AMENDMENT OF MEMORANDUM AND ARTICLES

120.	Subject to the provisions of the Law, the Company may from time to time alter or amend the Memorandum or these Articles in whole or in part by Special Resolution, provided that no such amendment shall affect the special rights attaching to any class of Shares without the relevant consent or sanction provided for in these Articles.

44

Annex E

SEPARATION AND DISTRIBUTION AGREEMENT

BY AND BETWEEN

RENREN INC.

AND

OAK PACIFIC INVESTMENT

DATED AS OF APRIL 27, 2018

i

Article VII DISPUTE RESOLUTION		37
Article VIII FURTHER ASSURANCES AND ADDITIONAL COVENANTS		38
8.1	Further Assurances	38
8.2	Tax Matters.	39
Article IX TERMINATION		39
9.1	Termination	39
9.2	Effect of Termination	39
Article X MISCELLANEOUS		39
10.1	Approvals and Notifications	39
10.2	Sole and Absolute Discretion; Cooperation	40
10.3	Counterparts; Entire Agreement; Corporate Power; Facsimile Signatures	40
10.4	Governing Law	41
10.5	Binding Effect; Assignability	41
10.6	No Third-Party Beneficiaries	41
10.7	Notices	41
10.8	Severability	42
10.9	Force Majeure	42
10.10	No Set-Off	43
10.11	Expenses	43
10.12	Headings	43
10.13	Survival of Covenants	43
10.14	Waivers of Default	43
10.15	Specific Performance	43
10.16	Amendments	43
10.17	Interpretation	44
10.18	Limitations of Liability	44
10.19	Performance	44
10.20	Mutual Drafting	44
Schedule 1 List of OPI Subsidiaries		46
Schedule 2 List of Portfolio Investments		47
Schedule 3 OPI Contracts		48
Exhibit A Stock Transfer Agreement		49
Exhibit B Subscription Agreement		50
Exhibit C New EB Share Charge		51
Exhibit D Renren Note		52
Exhibit E Share Incentive Plan		53
Exhibit F Renren SF Pledge Agreement		54

ii

SEPARATION AND DISTRIBUTION AGREEMENT

This SEPARATION AND DISTRIBUTION AGREEMENT (this “Agreement”), dated as of April 27, 2018, is entered into by and between Renren Inc., an exempted company incorporated under the laws of the Cayman Islands (“Renren”) and Oak Pacific Investment, an exempted company incorporated under the laws of the Cayman Islands (“OPI”), which is wholly owned by Renren. Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in Article I.

RECITALS

WHEREAS, the board of directors of Renren (the “Renren Board”) has determined that it is in the best interests of Renren and its shareholders to dispose of OPI, which shall hold the OPI Business (as defined herein), in order to (x) minimize the risk that Renren may be deemed to be an “investment company” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”), by reducing the aggregate amount of investments in unconsolidated subsidiaries on its balance sheet and (y) unlock potential in Renren’s advertising agency business by separating it from Renren’s social networking, internet financing and other businesses;

WHEREAS, in furtherance of the foregoing, the Renren Board has determined that it is appropriate and desirable to separate the OPI Business from the Renren Business (as defined herein) (such separation, the “Separation”) and, following the completion of the Separation, Renren shall declare a special cash dividend (the “Cash Dividend”, and the declaration and distribution thereof, the “Cash Distribution”) to all holders of Renren Shares (“Holders”) as of the Record Date (as defined herein), and simultaneously therewith, OPI will make an offer to each Eligible Holder (as defined herein) of OPI Shares (as defined herein) in exchange for a waiver, in full or in part, by such Eligible Holder of the Cash Dividend that would otherwise be payable to it in respect of its Renren Shares (the “Offer”), while Renren shall simultaneously surrender all the OPI Shares that it holds to OPI (the “Private Placement” and, together with the Cash Distribution, the “Transaction”);

WHEREAS, Renren intends to fund a portion of the Cash Distribution with cash received from OPI in the Separation;

WHEREAS, OPI has been incorporated solely for the aforementioned purposes and has not engaged in activities except (a) for OPI’s acquisition, prior to the date hereof, from Renren of all of the outstanding shares of Renren Lianhe (as defined herein), which directly or indirectly holds all of the Portfolio Investments (as defined herein) other than the SoFi Investment (as defined herein), as well as the ZenZone Business (as defined herein), and (b) otherwise in preparation for the Separation and the Transaction;

WHEREAS, for U.S. federal income tax purposes, the Separation and Private Placement, taken together, are intended to qualify as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and a distribution qualifying under Section 355 of the Code;

WHEREAS, this Agreement is intended to be a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, each of Renren and OPI has determined that it is appropriate and desirable to set forth the principal corporate transactions required to effect the Separation and the Transaction and certain other agreements that will govern certain matters relating to the Separation and the Transaction and the relationship of Renren, OPI and the members of their respective Groups following the Separation and the Transaction; and

WHEREAS, the Parties acknowledge that this Agreement and the Ancillary Agreements (as defined herein) represent the integrated agreement of Renren and OPI relating to the Separation and the Transaction, are being entered into together and not independently;

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

Article I

DEFINITIONS

For the purpose of this Agreement, the following terms shall have the following meanings:

“2015 EB Note” shall mean the senior secured promissory note with a principal amount of $59,260,000 issued by Renren to Clear Light on October 22, 2015, as may be subsequently amended, restated or otherwise modified;

“2015 EB Warrant” shall mean the warrant for the purchase from Renren of shares of Series F preferred stock of SoFi issued by Renren to Clear Light on October 22, 2015, as may be subsequently amended, restated or otherwise modified;

“2015 EB Share Charge” means the equitable mortgage over 7,512,535 shares of Series F Preferred Stock dated October 22, 2015 executed by Renren in favor of Clear Light, as may be subsequently amended, restated or otherwise modified;

“Accepting Holder” shall have the meaning set forth in Section 3.6(a).

“Action” shall mean any demand, action, claim, counterclaim, dispute, suit, countersuit, arbitration, hearing, inquiry, subpoena, proceeding, examination or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial, appellate or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

2

“Affiliate” shall mean, when used with respect to a specified Person, a Person that, directly or indirectly, through one (1) or more intermediaries, controls, is controlled by or is under common control with such specified Person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise. It is expressly agreed that, at all times prior to, at and after each of the Separation Time and the Effective Time, for purposes of this Agreement, (a) no member of the OPI Group shall be deemed to be an Affiliate of any member of the Renren Group, and (b) no member of the Renren Group shall be deemed to be an Affiliate of any member of the OPI Group.

“Agreement” shall have the meaning set forth in the Preamble.

“Ancillary Agreements” shall mean all agreements (other than this Agreement) entered into by the Parties or members of their respective Groups (but as to which no Third Party is a party) in connection with the Separation, the Transaction or the other transactions contemplated by this Agreement, including the Services Agreement.

“Announcement Date” shall have the meaning set forth in Section 3.5(a).

“Approvals or Notifications” shall mean any filings, consents, waivers, clearances, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any Third Party, including any Governmental Authority.

“Arbitrator” shall have the meaning set forth in Article VII.

“Assets” shall mean, with respect to any Person, the assets, properties, claims and rights (including goodwill) of such Person, wherever located (including in the possession of vendors or other Third Parties or elsewhere), of every kind, character and description, whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of such Person, including rights and benefits pursuant to any Contract, license, permit, indenture, note, bond, mortgage, agreement, concession, franchise, instrument, undertaking, commitment, understanding or other arrangement.

“Beijing Zhenzhong” shall mean Beijing Zhenzhong Interactive Information Technology Co., Ltd., a company incorporated under the laws of the People’s Republic of China.

“Cash Distribution” shall have the meaning set forth in the Recitals.

“Cash Distribution Date” shall mean the date of the consummation of the Cash Distribution.

“Cash Dividend” shall have the meaning set forth in the Recitals.

“China” shall mean the People’s Republic of China, excluding, for the purpose of this Agreement and the Ancillary Agreements only, Hong Kong, Macau and Taiwan.

3

“Clear Light” shall mean Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company, an Affiliate of China Everbright Limited.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Contract” shall mean any agreement, understanding, contract, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment or undertaking (whether written or oral and whether express or implied) that is legally binding.

“Deposit Agreement” shall mean the deposit agreement, dated as of May 4, 2011, by and among Renren, the Depositary, and the holders of the American depositary receipts.

“Depositary” shall mean Citibank, N.A., which acts as the depositary of the Renren ADSs.

“Disclosing Party” shall have the meaning set forth in Section 6.9.

“Disclosure Document” shall mean any information statement, prospectus, offering memorandum, offering circular (including the Offering Circular), current or periodic report or similar disclosure document, whether or not filed with the SEC or any other Governmental Authority, in each case which describes the Separation or the Transaction or the OPI Group or primarily relates to the transactions contemplated hereby.

“EB Loan Documents” shall mean the Subscription Agreement, the New EB Note, the Renren SF Warrant and the New EB Share Charge.

“Effective Time” shall have the meaning set forth in Section 3.6(b).

“Eligible Accepting Holder” shall have the meaning set forth in Section 3.6(a).

“Eligible Holder” shall mean a Holder that is, as of the Record Date, (1) an “accredited investor,” as such term is defined under the Securities Act, (2) a “qualified purchaser,” as such term is defined under the Investment Company Act, and (3) not a resident of any Excluded Jurisdiction.

“Eligible Holder Certification Process” shall mean the process by which Holders may demonstrate to the satisfaction of Renren that they are Eligible Holders.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Excluded Jurisdictions” shall mean Japan and any other jurisdiction where the Offer would be prohibited.

4

“Force Majeure” shall mean, with respect to a Party, an event beyond the reasonable control of such Party (or any Person acting on its behalf), which event (a) does not arise or result from the fault or negligence of such Party (or any Person acting on its behalf) and (b) by its nature would not reasonably have been foreseen by such Party (or such Person), or, if it would reasonably have been foreseen, was unavoidable, and includes acts of God, acts of civil or military authority, embargoes, epidemics, pandemics, war, riots, insurrections, fires, explosions, earthquakes, floods, unusually severe weather conditions, labor problems or unavailability of parts, or, in the case of computer systems, any significant and prolonged failure in electrical or air conditioning equipment. Notwithstanding the foregoing, (x) the receipt by a Party of an unsolicited takeover offer or other acquisition proposal and such Party’s response thereto and (y) any change after the date of this Agreement in any Law applicable to Renren, OPI, or any member of their respective Groups, in either case even if unforeseen or unavoidable, shall not be deemed an event of Force Majeure.

“Governmental Approvals” shall mean any Approvals or Notifications to be made to, or obtained from, any Governmental Authority.

“Governmental Authority” shall mean any nation or government, any state, municipality or other political subdivision thereof, and any entity, body, agency, commission, department, board, bureau, court, tribunal or other instrumentality, whether federal, state, provincial, local, domestic, foreign, supranational or multinational, exercising executive, legislative, judicial, regulatory, administrative or other similar functions of, or pertaining to, a government and any executive official thereof.

“Group” shall mean either the OPI Group or the Renren Group, as the context requires. Reference to a Party’s respective Group shall mean (a) the Renren Group, in the case of Renren and (b) the OPI Group, in the case of OPI.

“HKIAC” shall have the meaning set forth in Article VII.

“Holders” shall have the meaning set forth in the Recitals.

“Income” shall mean income, earnings and revenue relating to or in respect of the OPI Assets.

“Indemnifying Party” shall have the meaning set forth in Section 4.4(a).

“Indemnitee” shall have the meaning set forth in Section 4.4(a).

“Indemnity Payment” shall have the meaning set forth in Section 4.4(a).

“Information” shall mean information, whether in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, Contracts, instruments, surveys, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memos and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data; provided that “Information” shall not include Intellectual Property, Software or Technology.

5

“Insurance Proceeds” shall mean those monies:

(a)          received by an insured from an insurance carrier; or

(b)          paid by an insurance carrier on behalf of the insured;

in any such case net of any applicable premium adjustments (including reserves and retrospectively rated premium adjustments) and net of any costs or expenses incurred in the collection thereof.

“Intellectual Property” shall mean all of the following whether arising under the Laws of the United States or of any foreign or multinational jurisdiction: (a) patents, patent applications (including patents issued thereon) and statutory invention registrations, including reissues, divisions, continuations, continuations in part, substitutions, renewals, extensions and reexaminations of any of the foregoing, and all rights in any of the foregoing provided by international treaties or conventions, (b) trademarks, service marks, trade names, service names, trade dress, logos and other source or business identifiers, including all goodwill associated with any of the foregoing, and any and all common law rights in and to any of the foregoing, registrations and applications for registration of any of the foregoing, all rights in and to any of the foregoing provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, (c) Internet domain names, registrations and related rights, (d) copyrightable works, copyrights, moral rights, mask work rights, database rights and design rights, in each case, other than Software, whether or not registered, and all registrations and applications for registration of any of the foregoing, and all rights in and to any of the foregoing provided by international treaties or conventions, (e) confidential and proprietary information, including trade secrets, invention disclosures, processes and know-how, in each case, other than Software, (f) intellectual property rights arising from or in respect of any Technology and (g) any other intellectual property rights, in each case, other than Software.

“Investment Company Act” shall have the meaning set forth in the Recitals.

“Law” shall mean any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Liabilities” shall mean all debts, guarantees, assurances, commitments, liabilities, responsibilities, Losses, remediation, deficiencies, damages, fines, penalties, settlements, sanctions, costs, expenses, interest and obligations of any nature or kind, whether fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, claim (including any Third-Party Claim), demand, Action, or order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority or arbitration tribunal, and those arising under any Contract, or any fines, damages or equitable relief that is imposed, in each case, including all costs and expenses relating thereto.

6

“Losses” shall mean actual losses (including any diminution in value), costs, damages, penalties and expenses (including legal and accounting fees and expenses and costs of investigation and litigation), whether or not involving a Third-Party Claim.

“Mr. Chen” shall mean Mr. Joseph Chen, the founder, chairman and chief executive officer of Renren.

“Mr. Liu” shall mean Mr. James Jian Liu, the executive director and chief operating officer of Renren.

“New EB Note” shall mean the promissory note in the principal amount of $59,260,000 to be issued by Renren Lianhe to Clear Light pursuant to the Subscription Agreement.

“New EB Share Charge” shall have the meaning set forth in Section 2.1(b).

“Non Eligible Accepting Holder” shall have the meaning set forth in Section 3.8.

“NYSE” shall mean the New York Stock Exchange.

“Offer” shall have the meaning set forth in the Recitals.

“Offer Acceptance Deadline” shall have the meaning set forth in Section 3.6(a).

“Offering Circular” shall mean the offering circular to be made available to the Holders in connection with the Private Placement, as such offering circular may be amended or supplemented from time to time prior to the Share Delivery Date.

“OPI” shall have the meaning set forth in the Preamble.

“OPI Asset Purchase Price” shall have the meaning set forth in Section 2.2.

“OPI Assets” shall mean (without duplication), in each case as of the Separation Time:

(a)          all capital stock or other ownership interest in the OPI Subsidiaries as listed on Schedule 1 and the Portfolio Investments as listed on Schedule 2;

(b)          all Assets of Renren, OPI or other members of their respective Groups included or disclosed as assets of the OPI Group in the Offering Circular;

7

(c)          all Assets (including cash and cash equivalents) of Renren, OPI or any other member of their respective Groups as of the Separation Time that are of a nature or type that would have resulted in such Assets being included or reflected as Assets of OPI or any of the other members of the OPI Group on a pro forma consolidated balance sheet of the OPI Group or any notes or subledgers thereto as of the Separation Time;

(d)          any Assets of Renren, OPI or any other member of their respective Groups that are expressly provided by this Agreement or any Ancillary Agreement as Assets to be transferred to or owned by OPI or any other member of the OPI Group;

(e)          any OPI Contracts and all rights, interests or claims of Renren, OPI or any other member of their respective Groups thereunder;

(f)           any OPI Intellectual Property, OPI Software and OPI Technology and all rights, interests or claims of Renren, OPI or any other member of their respective Groups thereunder or thereto;

(g)          any OPI Permits and all rights, interests or claims of Renren, OPI or any other member of their respective Groups thereunder;

(h)          any OPI Real Property;

(i)           all rights of each member of the OPI Group under this Agreement or any Ancillary Agreement, or any document delivered or received in connection herewith or any Ancillary Agreement;

(j)           to the extent not already identified in subclauses (a) through (i) above, all Assets of Renren, OPI or any other member of their respective Groups that are (i) exclusively related to the OPI Business and (ii) with respect to any Asset of Renren, OPI or any other member of their respective Groups that is used for purposes of the OPI Business but is not exclusively related to the OPI Business, the right to continue such use in substantially the same manner as such Asset was used for purposes of the OPI Business immediately prior to the Separation Time; and

(k)          subject to applicable Law and the provisions of the applicable Ancillary Agreements, to the extent not already identified in subclauses (a) through (i) above, all rights, interests and claims of any Party or any other member of their respective Groups with respect to Information that is exclusively related to the OPI Assets, the OPI Liabilities and the OPI Business, and a non-exclusive right to use all Information that is related to, but not exclusively related to, the OPI Assets, the OPI Liabilities and the OPI Business.

“OPI Board” shall mean the board of directors of OPI.

8

“OPI Business” shall mean (a) operating the ZenZone Business; (b) the holding of securities in SoFi, Renren Lianhe and the Portfolio Investments as identified in Schedule 2 hereto; (c) the holding of securities issued by such other Persons as from time to time approved in accordance with the Ancillary Agreements; provided, however, that OPI may make additional investments up to (x) US$2 million as set forth in Schedule 2 hereto, and (y) US$5 million in the aggregate including the additional investment referred to in (x), and (d) the management and orderly distribution or disposition of investments specified in (b) and (c) to achieve maximum profit for OPI’s shareholders.

“OPI Class A Share” shall mean class A ordinary share, $0.001 par value per share, of OPI.

“OPI Class B Share” shall mean class B ordinary share, $0.001 par value per share, of OPI.

“OPI Contracts” shall mean the following Contracts to which Renren, OPI or any other member of their respective Groups is a party or by which it or any other member of its Group or any of their respective Assets is bound, whether or not in writing; provided that OPI Contracts shall not include any Contract that is contemplated to be retained by Renren or any member of the Renren Group from and after the Separation Time pursuant to any provision of this Agreement or any Ancillary Agreement:

(a)          any Contract or agreement entered into in the name of, or expressly on behalf of, any member of the OPI Group, except to the extent clearly relating to the Renren Group;

(b)          (i) any Contract or agreement that relates exclusively to the OPI Business or the OPI Assets and (ii) with respect to any Contract or agreement that is not exclusively related to the OPI Business or the OPI Assets, that portion of any such Contract or agreement that exclusively relates to the OPI Business or the OPI Assets;

(c)          any note, indenture, Contract, agreement, mortgage or other instrument representing OPI Liabilities;

(d)          any Contract containing any guarantee, indemnity, representation, covenant, warranty or other Liability of Renren, OPI or any other member of their respective Groups solely to the extent relating to any other OPI Contract, any OPI Liability or the OPI Business;

(e)          any OPI License entered into prior to the Separation Time exclusively related to the OPI Business and, with respect to any OPI License entered into prior to the Separation Time that relates to the OPI Business but is not exclusively related to the OPI Business, that portion of any such OPI License that exclusively relates to the OPI Business;

(f)           any employment, change of control, retention, consulting, indemnification, termination, severance or other similar agreements with any OPI Group employee or individual consultants of the OPI Group;

9

(g)          any Contract that is otherwise contemplated pursuant to this Agreement or any of the Ancillary Agreements to be assigned to, or be a Contract in the name of, OPI or another member of the OPI Group;

(h)          any interest rate, currency, commodity or other swap, collar, cap or other hedging or similar Contracts entered into in the name of, or expressly on behalf of, any division, business unit or member of the OPI Group; and

(i)           any Contracts or settlements set forth on Schedule 3, including the right to recover any amounts under such Contracts or settlements.

“OPI Group” shall mean OPI and its Subsidiaries.

“OPI Indemnitees” shall have the meaning set forth in Section 4.3.

“OPI Intellectual Property” shall mean the Registrable IP and all Other IP owned by Renren, OPI or another member of their respective Groups as of the Separation Time exclusively used or exclusively held for use in the OPI Business.

“OPI Liabilities” shall mean (without duplication), in each case as of the Separation Time:

(a)          all Liabilities disclosed as liabilities or obligations of OPI or any other member of the OPI Group in the Offering Circular made available to the Holders;

(b)          all Liabilities of Renren, OPI or any other member of their respective Groups as of the Separation Time that are of a nature or type that would have resulted in such Liabilities being included or reflected as Liabilities of OPI or any other member of the OPI Group on a pro forma consolidated balance sheet of the OPI Group or any notes or subledgers thereto as of the Separation Time;

(c)          all Liabilities relating to, arising out of or resulting from the actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing before, at, or after the Separation Time (for the avoidance of doubt, whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case, before, at or after the Separation Time), in each case to the extent that such Liabilities relate to, arise out of or result from the OPI Business, as conducted at any time before, at or after the Separation Time (including any Liability relating to, arising out of or resulting from any act or failure to act by any Person, whether or not such act or failure to act is or was within such Person’s authority, with respect to the OPI Business), or any of the OPI Assets;

(d)          all Liabilities that are expressly provided by this Agreement or any Ancillary Agreement (including, for the avoidance of doubt, the Schedules hereto or thereto) as Liabilities to be assumed by OPI or any other member of the OPI Group, and all agreements, obligations and Liabilities of any member of the OPI Group under this Agreement or any of the Ancillary Agreements; and

10

(e)          all Liabilities arising out of claims made by any Third Party (including the respective directors, officers, shareholders, current and former employees and agents of Renren, OPI and any other member of their respective Groups) against any member of the Renren Group or the OPI Group to the extent relating to, arising out of or resulting from the OPI Business or the OPI Assets or the other business, operations, activities or Liabilities referred to in subclauses (a) through (d) above.

“OPI License” shall mean any Contract pursuant to which a Third Party grants OPI or another member of the OPI Group a license or other right to use Intellectual Property, Software or Technology.

“OPI Permits” shall mean all Permits owned or licensed by Renren, OPI or another member of their respective Groups primarily used or primarily held for use in the OPI Business.

“OPI Real Property” shall mean (a) all of the Real Property owned by OPI or another member of the OPI Group as of the Separation Time, and (b) all the Real Property Leases related to the OPI Business or to which OPI or another member of the OPI Group is a party as of the Separation Time.

“OPI Shares” shall mean, collectively, OPI Class A Shares and OPI Class B Shares.

“OPI Software” shall mean all Software owned by Renren, OPI or other members of their respective Groups exclusively used or exclusively held for use in the OPI Business as of the Separation Time.

“OPI Subsidiaries” shall mean the Subsidiaries of OPI as of the Separation Time, as listed on Schedule 2.

“OPI Technology” shall mean all Technology owned by Renren, OPI or any other member of their respective Groups exclusively used or exclusively held for use in the OPI Business as of the Separation Time.

“OPI Value” shall have the meaning set forth in Section 3.9(a)(vi).

“Other IP” shall mean all Intellectual Property, other than Registrable IP, that is owned by Renren, OPI or any other member of their respective Groups as of the Separation Time.

“Party” or “Parties” shall mean a party or the parties to this Agreement.

“Permits” shall mean permits, approvals, authorizations, consents, licenses or certificates issued by any Governmental Authority.

11

“Person” shall mean an individual, a general or limited partnership, a company, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Portfolio Investments” shall mean the list of portfolio investments as listed on Schedule 2.

“Prime Rate” shall mean the rate that Bloomberg displays as “Prime Rate by Country United States” at http://www.bloomberg.com/quote/PRIME:IND or on a Bloomberg terminal at PRIMBB Index or, in the absence of Bloomberg displaying such rate, such other rate as Renren may reasonably determine as the equivalent rate.

“Private Placement” shall have the meaning set forth in the Recitals.

“Real Property” shall mean land, and any and all buildings, structures, improvements and fixtures located thereon, together with all easements, rights and interests arising out of the ownership thereof.

“Real Property Leases” shall mean all leases to Real Property.

“Record Date” shall mean such time on such date that is determined by Renren in its sole and absolute discretion to be the record date for the Cash Dividend to be declared and distributed pursuant to this Agreement and the Ancillary Agreements.

“Registrable IP” shall mean all patents, statutory invention registrations, registered trademarks, registered service marks, registered Internet domain names and copyright registrations, and all applications for any of the foregoing.

“Renren” shall have the meaning set forth in the Preamble.

“Renren ADSs” shall mean American depositary shares, each representing fifteen (15) Renren Class A Shares.

“Renren Assets” shall mean (a) all Assets of Renren, OPI or any other member of their respective Groups as of the Separation Time (including, among other things, all rights and benefits, including any accounts receivable, that relate to the Renren Business in respect of periods ending on or prior to the Separation Time, and all agreements with employees of any member of the Renren Group or employees of any Affiliate of any member of the Renren Group), other than the OPI Assets; and (b) all rights of each member of the Renren Group under this Agreement or any Ancillary Agreement, or any document delivered or received in connection herewith or any Ancillary Agreement.

“Renren Board” shall have the meaning set forth in the Recitals.

“Renren Business” shall mean (a) prior to the Separation Closing, the businesses conducted by Renren, OPI or any other member of their respective Groups, and (b) on and after the Separation Closing, the businesses conducted by Renren or any other member of the Renren Group.

12

“Renren Class A Shares” shall mean Class A ordinary shares, par value $0.001 per share, of Renren.

“Renren Class B Shares” shall mean Class B ordinary shares, par value $0.001 per share, of Renren.

“Renren Group” shall mean Renren and each Person that is a Subsidiary of Renren (other than OPI and any other member of the OPI Group).

“Renren Indemnitees” shall have the meaning set forth in Section 4.2.

“Renren Liabilities” shall mean all Liabilities that relate exclusively to the Renren Business.

“Renren Lianhe” shall mean Renren Lianhe Holdings, an exempted company incorporated under the laws of the Cayman Islands.

“Renren Note” shall have the meaning set forth in Section 2.2.

“Renren Shares” shall mean, collectively, Renren Class A Shares and Renren Class B Shares.

“Renren SF” shall mean Renren SF Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands that is wholly-owned by Renren Lianhe.

“Renren SF Warrant” shall mean the warrant for the purchase from Renren SF of 1,690,321 shares of Series F Preferred Stock of SoFi to be issued by Renren SF to Clear Light pursuant to the Subscription Agreement.

“Renren Software” shall mean all Software, other than OPI Software, owned by Renren, OPI or any other member of their respective Groups as of immediately prior to the Separation Time.

“Renren Technology” shall mean all Technology, other than OPI Technology, owned by Renren, OPI or any other member of their respective Groups as of immediately prior to the Separation Time.

“Representatives” shall mean, with respect to any Person, any of such Person’s directors, officers, employees, agents, consultants, advisors, accountants, attorneys or other representatives.

“Rules” shall have the meaning set forth in Article VII.

“SEC” shall mean the U.S. Securities and Exchange Commission.

13

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Security Interest” shall mean any mortgage, security interest, pledge, lien, charge, claim, option, right to acquire, voting or other restriction, right-of-way, covenant, condition, easement, encroachment, restriction on transfer, or other encumbrance of any nature whatsoever.

“Separation” shall have the meaning set forth in the Recitals.

“Separation Closing” shall have the meaning set forth in Section 2.3.

“Separation Date” shall have the meaning set forth in Section 2.3.

“Separation Taxes” shall mean all Taxes to the extent resulting solely from or arising solely in connection with the Transaction (including any part, portion or step thereof).

“Separation Time” shall have the meaning set forth in Section 2.3.

“Services Agreement” shall mean the services agreement to be entered into by and between Renren and OPI that will provide for certain services provided by Renren to OPI following the Share Delivery Date.

“Share Delivery” shall mean the issue and allotment of OPI Shares to Eligible Holders opting to waive the Cash Dividend and acquire OPI Shares pursuant to the terms and conditions of this Agreement.

“Share Delivery Date” shall have the meaning set forth in Section 3.6(b).

“Share Incentive Plan” shall have the meaning set forth in Section 3.7(f).

“Shared Contract” shall have the meaning set forth in Section 2.8(a).

“SoFi” shall mean Social Finance Inc., a company incorporated under the laws of the State of Delaware of the United States.

“SoFi Investment” shall mean the equity securities in SoFi held by the Renren Group prior to the Separation Time and held by the OPI Group as of and after the Separation Time.

“SoFi Series F Preferred Stock” means Series F Preferred Stock, par value $0.0000025 per share, of SoFi.

“SoFi Shares” shall mean shares, including ordinary shares and preferred shares, issued by SoFi.

“SoftBank” shall mean SoftBank Group Capital Limited.

14

“SoftBank Note” shall mean the promissory note in the principal amount of $60,000,000 to be issued by Renren Lianhe to SoftBank on the Share Delivery Date.

“Software” shall mean any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“Stock Transfer Agreement” shall have the meaning set forth in Section 2.1(a).

“Subordination Deed” shall have the meaning set forth in Section 3.7(d)(ii).

“Subscription Agreement” shall have the meaning set forth in Section 2.1(b).

“Subsidiary” shall mean, with respect to any Person, (a) any company, corporation, limited liability company, joint venture, partnership or other entity of which such Person (i) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (A) the total combined voting power of all classes of voting securities, (B) the total combined equity interests or (C) the capital or profit interests, in the case of a partnership, or (ii) otherwise has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body, and (b) any entity whose assets, or portions thereof, has been or should be consolidated with the net earnings of the Person and should be recorded on the books of the Person for financial reporting purposes in accordance with U.S. generally accepted accounting principles including FIN 46R with respect to variable interest entities; for the avoidance of doubt, the OPI Group shall include Beijing Zhenzhong and each Subsidiary of Beijing Zhenzhong.

“Surrender” shall have the meaning set forth in Section 3.1.

“Tangible Information” shall mean Information that is contained in written, electronic or other tangible forms.

“Tax Return” shall mean any return, report, certificate, schedule, form or similar statement or document, required to be filed with or submitted to any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Taxes” shall mean all (a) taxes, charges, fees, duties, levies, imposts or other assessments imposed by any federal, state, local or foreign Governmental Authority, including, but not limited to, income, gross receipts, employment, excise, severance, property, sales, use, license, capital stock, transfer, stamp, franchise, payroll, withholding, social security, value added and other taxes, whether disputed or not, and any interest, penalties or additions attributable thereto, (b) liability for the payment of any amount of the type described in clause (a) above arising as a result of being a member of any group and (c) liability for the payment of any amount of the type described in clauses (a) or (b) above as a result of any express or implied obligation to indemnify or otherwise assume or succeed to the liability of any other Person.

15

“Technology” shall mean all technology, designs, formulae, recipes, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, in each case, other than Software.

“Third Party” shall mean any Person other than the Parties or any other members of the Renren Group or the OPI Group.

“Third-Party Claim” shall have the meaning set forth in Section 4.5(a).

“Transaction” shall have the meaning set forth in the Recitals.

“Treasury Regulations” shall mean the U.S. Treasury regulations promulgated under the Code.

“ZenZone Business” shall mean the advertising agency business focusing on youth marketing operated in the People’s Republic of China by Beijing Zhenzhong and its Subsidiaries.

Article II

THE SEPARATION

2.1         Separation. The Parties acknowledge that, as of the date of this Agreement, (i) OPI directly holds all of the outstanding shares of Renren Lianhe, which directly or indirectly holds all of the Portfolio Investments (other than the SoFi Investment) and the ZenZone Business, and (ii) Renren directly holds the SoFi Investment. The Parties shall, and shall cause other members of their respective Groups to, consummate the following transactions in connection with the Separation on or as soon as practicable after the date of this Agreement and in any event no later than the Announcement Date:

(a)          Renren shall transfer all of the SoFi Shares that it owns to Renren SF pursuant to the stock transfer agreement (the “Stock Transfer Agreement”), dated as of September 29, 2017, by and among Renren, Renren SF and SoFi, set forth in Exhibit A; and

(b)          Subject to the completion of, and simultaneously with, the transactions contemplated under Section 2.1(a), Clear Light shall (i) surrender the 2015 EB Note and the 2015 EB Warrant to Renren, (ii) release the equitable mortgage over SoFi Shares under the 2015 EB Share Charge, and (iii) subscribe for the New EB Note and the Renren SF Warrant, each pursuant to the subscription agreement substantially in the form set forth in Exhibit B (the “Subscription Agreement”), which shall be secured by an equitable mortgage over 7,512,535 shares of SoFi Series F Preferred Stock that shall be acquired by Renren SF pursuant to Section 2.1(a), pursuant to an equity share mortgage agreement substantially in the form set forth in Exhibit C (the “New EB Share Charge”).

16

2.2         Purchase Price. As consideration for the purchase of part of the OPI Assets, OPI shall pay Renren a purchase price of $115 million (the “OPI Asset Purchase Price”), which shall consist of (i) $25 million in cash, and (ii) a second secured promissory note in the principal amount of $90 million in the form set forth in Exhibit D (the “Renren Note”), each payable on the Share Delivery Date.

2.3         Closing of the Separation. The closing of the Separation contemplated by this Article II (the “Separation Closing”) shall be held remotely via electronic means (i) at 2:00 p.m., Beijing time, on the second (2nd) Business Day following the satisfaction or waiver, if permissible, of the conditions to the Separation set forth in Section 2.4 (other than those conditions to be satisfied at the Separation Closing, but subject to the waiver or satisfaction of such conditions) but in any event on a date no later than the Announcement Date, or (ii) at such other time and on such other date as Renren shall in its sole and absolute discretion determine (such date, the “Separation Date” and such time, the “Separation Time”).

(a)          Deliveries by Renren. At the Separation Closing, Renren shall deliver, or cause to be delivered to OPI or Clear Light, as applicable:

(i)          The duly executed counterparts of each of Renren, Renren SF and SoFi to the Stock Transfer Agreement.

(ii)         The executed Assignment Separate from Certificate, a form of which is attached to the Stock Transfer Agreement, transferring all of the SoFi Shares owned by Renren immediately prior to the Separation Time to Renren SF, and any and all original share certificates evidencing such SoFi Shares (other than those original share certificates that have been lost, as evidenced by an executed affidavit of lost share certificate or similar document).

(iii)        A counterpart to each EB Loan Document duly executed by each Renren Group member that is a party thereto.

(b)          Deliveries by OPI. At the Separation Closing, OPI shall deliver, or cause to be delivered to Renren or Clear Light, as applicable, a counterpart to each EB Loan Document duly executed by each OPI Group member that is a party thereto.

17

2.4         Conditions to Closing of the Separation. The consummation of the Separation will be subject to the satisfaction, or waiver, in whole or in part, by Renren in its sole and absolute discretion, of the following conditions:

(a)          Corporate Approvals. Each of the Renren Board and the OPI Board shall have approved the Separation and the Transaction.

(b)          Renren Special Committee Approval. The Renren Special Committee shall have approved the Separation and the Transaction.

(c)          Approvals and Notifications. All Approvals and Notifications required for the consummation of the Separation shall have been obtained or made (as applicable), including but not limited to approvals required to be obtained from the relevant New York State Governmental Authorities for the transfer of SoFi Shares from Renren to Renren SF pursuant to Section 2.1(a).

(d)          No Order or Injunction. No order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Transaction or any of the transactions contemplated hereby shall be in effect.

(e)          No Adverse Developments. No other event or development shall have occurred or shall exist that, in the judgment of the Renren Board, in its sole discretion, makes it inadvisable to effect the Separation, the Transaction or any of the transactions contemplated hereby.

2.5         Misallocations and Apportionment.

(a)          Misallocated Assets. If at any time or from time to time (whether prior to, at or after the Separation Time), OPI or any OPI Subsidiary shall, pursuant to the Separation, receive from Renren or another member of the Renren Group, or otherwise possess, any Asset that is not an OPI Asset, OPI or the applicable OPI Subsidiary shall promptly transfer, or cause to be transferred, such Asset to Renren or the applicable member of the Renren Group, and Renren or the applicable member of the Renren Group shall accept such Asset. Prior to any such transfer, OPI or the applicable OPI Subsidiary receiving or possessing such Asset shall hold such Asset in trust for Renren or the applicable member of the Renren Group. Renren shall indemnify OPI and its Subsidiaries from and against any Taxes imposed on or borne by OPI or any of its Subsidiaries (i) as a result of any such transfer or (ii) with respect to such misallocated Asset for any taxable period (or portion thereof), in each case in accordance with Section 4.3(i).

(b)          Misallocated Liabilities. In the event that, at any time or from time to time (whether prior to, at or after the Separation Time), OPI or any OPI Subsidiary shall receive or otherwise incur an oligation for any Liability that is not an OPI Liability, OPI or the applicable OPI Subsidiary shall promptly transfer, or cause to be transferred, such Liability to Renren or the applicable member of the Renren Group responsible therefor, and Renren or the applicable member of the Renren Group responsible therefor shall accept, assume and agree to faithfully perform such Liability.

18

(c)          Apportionment of Income. The Parties agree that the Renren Group shall be entitled to all Income relating to the OPI Business in respect of any period (or any portion of any period) prior to the Separation Time and that the OPI Group shall be entitled to all Income relating to the OPI Business in respect of periods at and after the Separation Time. The Parties shall apportion the Income accordingly, provided that all charges and expenses specifically related to the use of any property or rights shall be apportioned according to the use of such property or rights by the applicable Group.

2.6         Waiver of Bulk-Sale and Bulk-Transfer Laws. OPI hereby waives compliance by each and every member of the Renren Group with the requirements and provisions of any “bulk-sale” or “bulk-transfer” Laws of any jurisdiction that may otherwise be applicable with respect to the transfer or sale of any or all of the OPI Assets to any member of the OPI Group.

2.7         Removal of Guarantees and Security Interests.

(a)          At or prior to the Separation Time or as soon as practicable thereafter, each of Renren and OPI shall use commercially reasonable efforts to have any member(s) of the Renren Group removed as guarantor of or obligor for any OPI Liability, except that Renren will continue to be a guarantor under the EB Loan Documents.

(b)          If Renren and OPI are unable to obtain, or to cause to be obtained, any such required removal or release as set forth in Section 2.7(a): (i) OPI or any other relevant member of the OPI Group shall indemnify, defend and hold harmless Renren or other relevant member of the Renren Group, as the guarantor or obligor, against or from any Liability arising from or relating thereto in accordance with the provisions of Article IV and shall, as agent or subcontractor for such guarantor or obligor, pay, perform and discharge fully all the obligations or other Liabilities of such guarantor or obligor thereunder; and (ii) OPI, on behalf of itself and the other members of the OPI Group, agrees not to renew or extend the term of, increase any obligations under, or transfer to a third party, any loan, guarantee, lease, Contract or other obligation for which Renren or other relevant member of the Renren Group is or may be liable unless all obligations of Renren or other relevant member of the Renren Group with respect thereto are thereupon terminated by documentation satisfactory in form and substance to Renren or other relevant members of the Renren Group.

19

2.8         Treatment of Shared Contracts.

(a)          Subject to applicable Law and without limiting the generality of the obligations set forth in Section 2.1, unless the Parties otherwise agree, or the benefits or obligations of any Contract described in this Section 2.8 are expressly conveyed to the applicable Party pursuant to this Agreement or an Ancillary Agreement, any (i) Contract, a portion of which is an OPI Contract, and the remainder of which is a Renren Asset or (ii) Contract entered into prior to the Separation Time that relates to the OPI Business but is not exclusively related to the OPI Business and with respect to which the portion that relates to the OPI Business cannot be divided (any such Contract, a “Shared Contract”), shall be assigned in relevant part to the applicable member(s) of the applicable Group, if so assignable, or appropriately amended prior to, at or after the Separation Time, so that Renren, OPI or the applicable other members of its respective Group shall, as of the Separation Time, be entitled to the rights and benefits, and shall assume the related portion of any Liabilities, inuring to its respective businesses; provided that (A) in no event shall any member of any Group be required to assign (or amend) any Shared Contract in its entirety or to assign a portion of any Shared Contract which is not assignable (or cannot be amended) by its terms (including any terms imposing consents or conditions on an assignment where such consents or conditions have not been obtained or fulfilled), and (B) if any Shared Contract cannot be so partially assigned by its terms or otherwise, or cannot be amended or if assignment or amendment of such Shared Contract would impair the benefit the parties thereto derive from such Shared Contract, then the Parties shall, and shall cause each of the members of their respective Groups to, take such other reasonable and permissible actions (including by providing prompt written notice to each other Party with respect to any relevant claim of Liability or other relevant matters arising in connection with a Shared Contract so as to allow such other Party the ability to exercise any applicable rights under such Shared Contract) to cause a member of the OPI Group or the Renren Group, as the case may be, to receive the rights and benefits of that portion of each Shared Contract that relates to the OPI Business or the Renren Business, respectively (in each case, to the extent so related), as if such Shared Contract had been assigned to (or amended to admit) a member of the applicable Group pursuant to this Section 2.8, and to bear the burden of the corresponding Liabilities (including any Liabilities that may arise by reason of such arrangement), as if such Liabilities had been assumed by a member of the applicable Group pursuant to this Section 2.8.

(b)          Each of Renren and OPI shall, and shall cause the other members of its Group to, (i) treat for all applicable Tax purposes the portion of each Shared Contract inuring to its respective businesses as Assets owned by, and/or Liabilities of, as applicable, such Party, or the other members of its Group, as applicable, as of and at all times following the Separation Time and (ii) neither report nor take any Tax position (on a Tax Return or otherwise) inconsistent with such treatment (unless required by applicable Law).

(c)          Nothing in this Section 2.8 shall require any member of any Group to make any non-de minimis payment (except to the extent advanced, assumed or agreed in advance to be reimbursed by any member of the other Group), incur any non-de minimis obligation or grant any non-de minimis concession for the benefit of any member of the other Group in order to effect any transaction contemplated by this Section 2.8.

20

2.9         Disclaimer of Representations and Warranties. OPI (ON BEHALF OF ITSELF AND EACH OTHER MEMBER OF THE OPI GROUP) UNDERSTANDS AND AGREES THAT, EXCEPT AS EXPRESSLY SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, NONE OF RENREN NOR ANY MEMBER OF THE RENREN GROUP IS REPRESENTING OR WARRANTING IN ANY WAY AS TO THE ASSETS, BUSINESSES OR LIABILITIES TRANSFERRED OR ASSUMED AS CONTEMPLATED HEREBY OR THEREBY, AS TO ANY CONSENTS OR APPROVALS REQUIRED IN CONNECTION THEREWITH, AS TO THE VALUE OR FREEDOM FROM ANY SECURITY INTERESTS OF ANY ASSETS OF RENREN OR ANY MEMBER OF THE RENREN GROUP, OR ANY OTHER MATTER CONCERNING ANY ASSETS OR LIABILITIES OF RENREN OR ANY MEMBER OF THE RENREN GROUP, OR AS TO THE EXISTENCE OR ABSENCE OF ANY DEFENSES OR RIGHT OF SETOFF OR FREEDOM FROM COUNTERCLAIM WITH RESPECT TO ANY CLAIM OR OTHER ASSET OR LIABILITY, INCLUDING ANY ACCOUNTS RECEIVABLE OR ACCOUNTS PAYABLE, OF RENREN OR ANY MEMBER OF THE RENREN GROUP, OR AS TO THE LEGAL SUFFICIENCY OF ANY ASSIGNMENT, DOCUMENT OR INSTRUMENT DELIVERED HEREUNDER TO CONVEY TITLE TO ANY ASSET OR THING OF VALUE UPON THE EXECUTION, DELIVERY AND FILING HEREOF OR THEREOF. EXCEPT AS MAY EXPRESSLY BE SET FORTH HEREIN OR IN ANY ANCILLARY AGREEMENT, ALL SUCH ASSETS ARE BEING TRANSFERRED ON AN “AS IS”, “WHERE IS” BASIS (AND, IN THE CASE OF ANY REAL PROPERTY, BY MEANS OF A QUITCLAIM OR SIMILAR FORM OF DEED OR CONVEYANCE) AND THE RESPECTIVE TRANSFEREES SHALL BEAR THE ECONOMIC AND LEGAL RISKS THAT (a) ANY CONVEYANCE WILL PROVE TO BE INSUFFICIENT TO VEST IN THE TRANSFEREE GOOD AND MARKETABLE TITLE, FREE AND CLEAR OF ANY SECURITY INTEREST, AND (b) ANY NECESSARY APPROVALS OR NOTIFICATIONS ARE NOT OBTAINED OR MADE OR THAT ANY REQUIREMENTS OF LAWS OR JUDGMENTS ARE NOT COMPLIED WITH.

Article III

THE PRIVATE PLACEMENT AND CASH DIVIDEND

3.1         The Private Placement and Cash Dividend. Subject to the terms of this Agreement, Renren will declare a Cash Dividend, payable to all the shareholders of Renren as of the Record Date, in an amount per Renren Share equal to the OPI Value divided by the total number of OPI Shares issued to all Eligible Accepting Holders in the Private Placement. On the date of announcement of the Cash Dividend, OPI shall make the Offer of newly issued OPI Shares to Eligible Holders, and each Eligible Holder may accept the Offer with respect to all, some or none of the Renren Shares held by that Eligible Holder as of the Record Date. Each Eligible Accepting Holder shall receive (a) one (1) OPI Class A Share for each Renren Class A Share held by that Eligible Accepting Holder, and (b) one (1) OPI Class B Share for each Renren Class B Share held by that Eligible Accepting Holder. As consideration for OPI’s issuance of OPI Shares to Eligible Accepting Holders, Renren shall surrender its OPI Share that it holds to OPI (the “Surrender”).

3.2         Timing. Each of the Announcement Date, the Record Date, the Share Delivery Date and the Cash Distribution Date shall be determined by the Renren Board in its sole and absolute discretion, provided that the Cash Distribution shall occur as soon as reasonably practicable after the Effective Time.

21

3.3         Actions Prior to the Announcement Date. On or prior to the Announcement Date and subject to the terms and conditions set forth herein, the Parties shall take, or cause to be taken, the following actions in connection with the Transaction:

(a)          Notice to NYSE. Renren shall give, or shall cause to be given, a prior written notice of no less than ten (10) days to NYSE of the Record Date in compliance with Rule 10b-17 under the Exchange Act and Section 204 of the NYSE Listed Company Manual.

(b)          The Renren ADS Depositary Bank. Renren shall deliver an instruction letter to the Depositary, or enter into such other agreement as may be necessary with the Depositary, or otherwise provide instructions to the Depositary regarding the Transaction.

(c)          Corporate Approvals. Each of the Renren Board and the OPI Board shall approve the Transaction.

(d)          SoftBank Approval. Renren shall have received from SoftBank Group Corp. its consent to the Transaction in accordance with Renren’s memorandum and articles of association.

3.4         Conditions to the Announcement of Cash Dividend. The announcement of the Cash Dividend shall be subject to the satisfaction, or waiver, in whole or in part, by Renren in its sole and absolute discretion, of the following conditions:

(a)          The Separation as contemplated by Article II shall have been duly completed.

(b)          Each of the actions prior to the Announcement Date set forth in Section 3.3 shall have been duly consummated.

(c)          Renren Special Committee Approval. The Renren Special Committee shall have approved the Private Placement and the Cash Distribution.

3.5         Actions on the Announcement Date.

(a)           Announcement of Cash Dividend. Renren shall make an announcement of the Cash Distribution to its shareholders no less than ten (10) calendar days prior to the Record Date (the date on which the Cash Distribution is announced, the “Announcement Date”).

(b)          Offering Circular. OPI or Renren shall make an Offering Circular available to the Holders.

3.6         The Private Placement.

(a)          Renren shall, promptly following the Announcement, (i) deliver to, or cause the delivery to, the Holders, the Offering Circular by press releases, reports filed with the SEC or any such other means in compliance with applicable laws and Renren’s memorandum and articles of association; and (ii) instruct each prospective Eligible Holder who wishes to receive OPI Shares in lieu of some or all of the Cash Dividend to deliver or cause to be delivered the Offer acceptance form set forth in the Offering Circular and to complete the Eligible Holder Certification Process within eighteen (18) calendar days after the Record Date (the “Offer Acceptance Deadline”, and such Eligible Holders who accepted the Offer, the “Accepting Holders”). As soon as practicable after the Offer Acceptance Deadline, Renren shall notify each Accepting Holder whether its acceptance of the Offer is valid (each Accepting Holder whose acceptance of the Offer has been verified as valid, an “Eligible Accepting Holder”).

22

(b)          After Renren has verified which acceptances of the Offer are valid pursuant to Section 3.6(a), the Share Delivery shall take place as soon as practicable at a time and on a date determined by Renren in its sole discretion (such date, the “Share Delivery Date” and such time, the “Effective Time”).

3.7         Actions on or prior to the Share Delivery Date. Each of the following actions shall be taken on the Share Delivery Date (except that actions specified in Section 3.7(f) shall be taken prior to the Share Delivery Date):

(a)          Delivery of OPI Shares to Eligible Accepting Holders. OPI shall enter the names of the Eligible Accepting Holders in its register of members reflecting the number of OPI Shares they acquire pursuant to Section 3.1 as of the Effective Time.

(b)          Surrender of OPI Shares by Renren. Renren shall deliver, or cause to be delivered, to OPI the original share certificate(s) evidencing the OPI Share that Renren holds in OPI. OPI shall instruct its registered office provider to record the terms of the Surrender in the register of members of OPI and cancel the existing share certificate of Renren and to treat the OPI Share that Renren holds as cancelled as of the Effective Time.

(c)          Payment of OPI Asset Purchase Price. OPI shall deliver the OPI Asset Purchase Price to Renren as follows:

(i)          $25 million in immediately available funds to an account or accounts specified by Renren within two (2) Business Days prior to the Share Delivery Date.

(ii)         The duly executed Renren Note registered in the name of Renren or its nominee.

(d)          Creation of Security Interest Over SoFi Shares and Debt Subordination.

(i)           Renren shall enter into a pledge agreement with Renren SF in the form set forth in Exhibit F, pursuant to which Renren SF shall grant in favor of Renren a security interest in certain SoFi Shares as set forth in the Subordination Deed, effective as of the Effective Time.

(ii)         Renren shall enter into a tripartite deed of subordination (the “Subordination Deed”) with OPI, Renren Lianhe, Clear Light and SoftBank, pursuant to which the Renren Note shall be subordinated to the New EB Note and the SoftBank Note.

23

(e)          Services Agreement. The Parties shall enter into the Services Agreement, which shall become effective as of the Effective Time.

(f)          Share Incentive Plan and Awards. Renren, as the sole shareholder of OPI, and the OPI Board shall approve and adopt a share incentive plan (the “Share Incentive Plan”) in the form set forth in Exhibit E, effective as of the Effective Time, and forms of the related award agreements. The OPI Board shall approve the grant of certain options and restricted share units to the Renren Participants (as defined under the Share Incentive Plan), with such grants to become effective as of the Effective Time.

3.8         The Cash Dividend. On the Cash Distribution Date, which shall be as soon as practicable after the Share Delivery Date, Renren shall distribute, or cause to be distributed, to each Holder who is not an Eligible Accepting Holder (each, a “Non Eligible Accepting Holder”) the Cash Dividend in an amount equal to the product of the amount of the Cash Dividend multiplied by the number of Renren Shares held by such Non Eligible Accepting Holder, in accordance with the procedures set forth in Section 3.8(a) and in Section 3.8(b).

(a)          Payment of Cash Dividend to Non Eligible Accepting Holders who hold Renren ADSs. Promptly after Renren has verified which acceptances of the Offer are valid pursuant to Section 3.6(a), Renren shall inform the Depositary of the Cash Dividend per Renren ADS and will remit to the Depositary, in U.S. dollars into the account specified by the Depositary, the total Cash Dividend payable to Non Eligible Accepting Holders who hold Renren ADSs. Renren shall cause the Depositary to wire the applicable aggregate Cash Dividend amount to the Depositary Trust Company and mail checks to the applicable Non Eligible Accepting Holders who hold Renren ADSs for the Cash Dividend amount applicable to such Holders of Renren ADSs, in each case net of applicable fees, taxes and expenses payable by such Holders of Renren ADSs under the Deposit Agreement.

(b)          Payment of Cash Dividend to Non Eligible Accepting Holders who directly hold Renren Shares. Renren shall pay the Cash Dividend to Non Eligible Accepting Holders who directly hold Renren Shares in immediately available funds to an account or accounts specified by each such Non Eligible Accepting Holder at least two (2) Business Days prior to the Cash Distribution Date.

3.9         Conditions to the Completion of the Private Placement.

(a)          The completion of the Private Placement will be subject to the satisfaction, or waiver, in whole or in part, by Renren in its sole and absolute discretion, of the following conditions:

(i)          Separation. The Separation as contemplated by Article II shall have been duly completed.

24

(ii)         Actions on the Announcement Date. All the actions on the Announcement Date shall have been duly consummated in accordance with Section 3.5.

(iii)         Tax Opinion. Renren shall have received an opinion from Skadden, Arps, Slate, Meagher & Flom LLP, its U.S. tax counsel, in form and substance satisfactory to the Renren Board in its sole and absolute discretion, substantially to the effect that, for U.S. federal income tax purposes, the Separation and Private Placement should be treated as a reorganization within the meaning of Section 368(a)(1)(D) of the Code and a distribution qualifying under Section 355 of the Code.

(iv)        OPI Directors and Officers. On or prior to the Effective Time, Renren and OPI shall take all necessary actions so that as of the Effective Time, the directors and executive officers of OPI shall be those set forth in the Offering Circular made available to the Eligible Holders prior to the Share Delivery Date, unless otherwise agreed by the Parties.

(v)         Ancillary Agreements. Each of the Ancillary Agreements shall have been duly executed and delivered by the applicable parties thereto.

(vi)        Valuation. Duff & Phelps shall have delivered to the Renren Special Committee its opinion that the OPI Value, as determined by the Special Committee, is fair from a financial point of view to Renren’s Shareholders (other than the Eligible Accepting Holders) confirming the value of the OPI Group (the “OPI Value”), and such opinion shall be acceptable to Renren in form and substance in the sole discretion of the Renren Special Committee, and such opinion shall not have been withdrawn, rescinded or modified in any respect.

(vii)       Securities Laws. The actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities Laws or blue sky Laws and the rules and regulations thereunder, if any, shall have been taken or made, and, where applicable, shall have become effective or been accepted.

(viii)      Approvals and Notifications. All Approvals or Notifications required for the consummation of the Transaction shall have been obtained or made (as applicable).

(ix)         No Order or Injunction. No order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Separation, the Transaction or any of the transactions contemplated hereby shall be in effect.

25

(x)          No Adverse Developments. No other event or development shall have occurred or shall exist that, in the judgment of the Renren Board, in its sole discretion, makes it inadvisable to effect the Transaction or any of the transactions contemplated hereby.

(b)          The foregoing conditions are for the sole benefit of Renren and shall not give rise to or create any duty on the part of Renren or the Renren Board to waive or not waive any such condition or in any way limit Renren’s right to terminate this Agreement as set forth in Article IX or alter the consequences of any such termination from those specified in Article IX. Any determination made by the Renren Board prior to the Transaction concerning the satisfaction or waiver of any or all of the conditions set forth in Section 3.9(a) shall be conclusive and binding on the Parties.

Article IV

MUTUAL RELEASES, INDEMNIFICATION AND LITIGATION

4.1         Release of Pre-Transaction Claims.

(a)          OPI Release of Renren Group. Except as provided in Section 4.1(c) and Section 4.3, effective as of the Effective Time, OPI does hereby, for itself and each other member of the OPI Group, and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Effective Time have been shareholders, directors, officers, agents or employees of any member of the OPI Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) Renren and the other members of the Renren Group, and their respective successors and assigns, and (ii) all Persons who at any time prior to the Effective Time have been shareholders, directors, officers, agents or employees of any member of the Renren Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, in each case from: (A) all OPI Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Separation and the Transaction and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Effective Time), in each case to the extent relating to, arising out of or resulting from the OPI Business, the OPI Assets or the OPI Liabilities.

26

(b)          Renren Release of OPI Group. Except as provided in Section 4.1(c) and Section 4.2, effective as of the Effective Time, Renren does hereby, for itself and each other member of the Renren Group and their respective successors and assigns, and, to the extent permitted by Law, all Persons who at any time prior to the Effective Time have been shareholders, directors, officers, agents or employees of any member of the Renren Group (in each case, in their respective capacities as such), remise, release and forever discharge (i) OPI and the other members of the OPI Group, and their respective successors and assigns, and (ii) all Persons who as of the Effective Time are shareholders, directors, officers, agents or employees of any member of the OPI Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, in each case from: (A) all Renren Liabilities, (B) all Liabilities arising from or in connection with the transactions and all other activities to implement the Separation and the Transaction and (C) all Liabilities arising from or in connection with actions, inactions, events, omissions, conditions, facts or circumstances occurring or existing prior to the Effective Time (whether or not such Liabilities cease being contingent, mature, become known, are asserted or foreseen, or accrue, in each case before, at or after the Effective Time), in each case to the extent relating to, arising out of or resulting from the Renren Business, the Renren Assets or the Renren Liabilities.

(c)          Obligations Not Affected. Nothing contained in Section 4.1(a) or Section 4.1(b) shall impair any right of any Person to enforce this Agreement, any Ancillary Agreement, or any of the following Liabilities:

(i)          any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Ancillary Agreement;

(ii)         any Liability for the sale, lease, construction or receipt of goods, property or services purchased, obtained or used in the ordinary course of business by a member of one Group from a member of the other Group prior to the Effective Time;

(iii)        any Liability provided in or resulting from any Contract or understanding that is entered into after the Effective Time between any Party (and/or a member of such Party’s Group), on the one hand, and any other Party (and/or a member of such other Party’s Group), on the other hand;

(iv)        any Liability that the Parties may have with respect to indemnification or contribution or other obligation pursuant to this Agreement, any Ancillary Agreement or otherwise for claims brought against the Parties or members of their Groups by Third Parties, which Liability shall be governed by the provisions of this Article IV and Article V and, if applicable, the appropriate provisions of the Ancillary Agreements; or

(v)         any Liability the release of which would result in the release of any Person other than a Person released pursuant to this Section 4.1.

In addition, nothing contained in Section 4.1(a) shall release any member of the Renren Group from honoring its existing obligations to indemnify any director, officer or employee of the OPI Group who was a director, officer or employee of any member of the Renren Group at or prior to the Effective Time, to the extent such director, officer or employee becomes a named defendant in any Action involving any member of the Renren Group with respect to which such director, officer or employee was entitled to such indemnification pursuant to such existing obligations, it being understood that, if the underlying obligation giving rise to such Action is an OPI Liability, OPI shall indemnify Renren for such Liability (including Renren’s costs to indemnify the director, officer or employee) in accordance with the provisions set forth in this Article IV.

27

(d)          No Claims. OPI shall not make, and shall not permit any other member of the OPI Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against Renren or any other member of the Renren Group, or any other Person released pursuant to Section 4.1(a), with respect to any Liabilities released pursuant to Section 4.1(a). Renren shall not make, and shall not permit any other member of the Renren Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against either OPI or any other member of the OPI Group, or any other Person released pursuant to Section 4.1(b), with respect to any Liabilities released pursuant to Section 4.1(b).

4.2         Indemnification by OPI. Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, to the fullest extent permitted by Law, OPI shall, and shall cause the other members of the OPI Group to, indemnify, defend and hold harmless Renren, each member of the Renren Group and each of their respective past, present and future directors, officers, employees and agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “Renren Indemnitees”), from and against any and all Liabilities of the Renren Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a)          any OPI Liability (excluding for this purpose any Liabilities relating to Taxes, which shall be governed by Section 4.2(f), Section 4.3(h) and Section 4.3(i));

(b)          any failure of OPI, any other member of the OPI Group or any other Person to pay, perform or otherwise promptly discharge any OPI Liabilities in accordance with their terms after the Effective Time;

(c)          any breach by OPI or any other member of the OPI Group of this Agreement or any of the Ancillary Agreements;

(d)          except to the extent it relates to a Renren Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the OPI Group by any member of the Renren Group that survives the Effective Time;

(e)          any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Offering Circular or any other Disclosure Document that is supplied by the OPI Group. For the avoidance of doubt, such information shall include all information regarding post-Transaction governance, voting, shareholder arrangements, operating plans, employment and compensation arrangements; and

28

(f)           any Taxes (other than Separation Taxes) attributable to the OPI Business or any OPI Asset for any taxable period (or portion thereof) beginning after the Separation Time.

4.3         Indemnification by Renren. Except as otherwise specifically set forth in this Agreement or in any Ancillary Agreement, to the fullest extent permitted by Law, Renren shall, and shall cause the other members of the Renren Group to, indemnify, defend and hold harmless OPI, each member of the OPI Group and each of their respective past, present and future directors, officers, employees or agents, in each case in their respective capacities as such, and each of the heirs, executors, successors and assigns of any of the foregoing (collectively, the “OPI Indemnitees”), from and against any and all Liabilities of the OPI Indemnitees relating to, arising out of or resulting from, directly or indirectly, any of the following items (without duplication):

(a)          any Renren Liability (excluding for this purpose any Liabilities relating to Taxes, which shall be governed by Section 4.2(f), Section 4.3(h) and Section 4.3(i));

(b)          any Renren Business;

(c)          any failure of Renren, any other member of the Renren Group or any other Person to pay, perform or otherwise promptly discharge any Renren Liabilities in accordance with their terms, whether prior to or after the Effective Time or the date hereof;

(d)          any breach by Renren or any other member of the Renren Group of this Agreement or any of the Ancillary Agreements;

(e)          except to the extent it relates to an OPI Liability, any guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Renren Group by any member of the OPI Group that survives the Effective Time;

(f)           any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all information contained in the Offering Circular or any other Disclosure Document that is supplied by the Renren Group; and

(g)          any Action arising from the Transaction (other than that arising from the item set forth in Section 4.2(a)) that is commenced by a Person other than the Renren Group or the OPI Group, provided that Renren shall indemnify the OPI Indemnitees for legal or other expenses reasonably incurred in connection with defending or investigating any such Action.

(h)          any Separation Taxes; and

(i)           any Taxes attributable to the Renren Business or any Renren Asset (including Taxes for which Renren is responsible pursuant to Section 2.5(a)), and any Taxes (other than Separation Taxes) attributable to the OPI Business or any OPI Asset for any taxable period (or portion thereof) ending on or before the Separation Time.

29

4.4         Indemnification Obligations Net of Insurance Proceeds and Other Amounts.

(a)          The Parties intend that any Liability subject to indemnification, contribution or reimbursement pursuant to this Article IV or Article V will be net of Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of any indemnifiable Liability. Accordingly, the amount which either Party (an “Indemnifying Party”) is required to pay to any Person entitled to indemnification or contribution hereunder (an “Indemnitee”) will be reduced by any Insurance Proceeds or other amounts actually recovered (net of any out-of-pocket costs or expenses incurred in the collection thereof) from any Person by or on behalf of the Indemnitee in respect of the related Liability. If an Indemnitee receives a payment (an “Indemnity Payment”) under this Agreement from an Indemnifying Party in respect of any Liability and subsequently receives Insurance Proceeds or any other amounts in respect of such Liability, then the Indemnitee will pay to the Indemnifying Party an amount equal to the excess of the Indemnity Payment received over the amount of the Indemnity Payment that would have been due if the Insurance Proceeds or such other amounts (net of any out-of-pocket costs or expenses incurred in the collection thereof) had been received, realized or recovered before the Indemnity Payment was made.

(b)          The Parties agree that an insurer that would otherwise be obligated to pay any claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of any provision contained in this Agreement or any Ancillary Agreement, have any subrogation rights with respect thereto, it being understood that no insurer or any other Third Party shall be entitled to a “windfall” (i.e., a benefit they would not be entitled to receive in the absence of the indemnification provisions) by virtue of provisions contained in this Agreement. Each Party shall, and shall cause the members of its Group to, use commercially reasonable efforts to seek or collect or recover any Insurance Proceeds that may be collectible or recoverable with respect to the Liabilities for which indemnification or contribution may be available under this Article IV; provided that the Indemnitee’s inability to collect or recover any such Insurance Proceeds shall not limit the Indemnifying Party’s obligations under this Agreement.

4.5         Procedures for Indemnification of Third-Party Claims.

(a)          Notice of Claims. If, at or following the Effective Time, an Indemnitee shall receive notice or otherwise learn of the assertion by a Person (including any Governmental Authority) who is not a member of the Renren Group or the OPI Group of any claim or of the commencement by any such Person of any Action (collectively, a “Third-Party Claim”) with respect to which an Indemnifying Party may be obligated to provide indemnification to such Indemnitee pursuant to Section 4.2 or 4.3, or any other Section of this Agreement or any Ancillary Agreement, such Indemnitee shall give such Indemnifying Party written notice thereof as soon as reasonably practicable, but in any event no later than fourteen (14) days after becoming aware of such Third-Party Claim. Any such notice shall describe the Third-Party Claim in reasonable detail, including the facts and circumstances giving rise to such claim for indemnification, and include copies of all notices and documents (including court papers) received by the Indemnitee relating to the Third-Party Claim. Notwithstanding the foregoing, the failure of an Indemnitee to provide notice in accordance with this Section 4.5(a) shall not relieve an Indemnifying Party of its indemnification obligations under this Agreement, except to the extent (if any) to which the Indemnifying Party is actually prejudiced by the Indemnitee’s failure to provide notice in accordance with this Section 4.5(a).

30

(b)          Control of Defense. Subject to Section 4.5(c), an Indemnifying Party may elect to defend, at such Indemnifying Party’s own expense and by such Indemnifying Party’s own counsel, any Third-Party Claim. Within thirty (30) days after the receipt of notice from an Indemnitee in accordance with Section 4.5(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnitee of its election whether the Indemnifying Party will assume responsibility for defending such Third-Party Claim. After notice from an Indemnifying Party to an Indemnitee of its election to assume the defense of a Third-Party Claim, such Indemnitee shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnitee. If an Indemnifying Party elects not to assume responsibility for defending a Third-Party Claim, or fails to notify an Indemnitee of its election as provided in this Section 4.5(b), such Indemnitee may defend such Third-Party Claim at the cost and expense of the Indemnifying Party.

(c)          No Settlement. Neither Party may settle or compromise any Third-Party Claim for which a Party is seeking to be indemnified hereunder without the prior written consent of the other Party, which consent may not be unreasonably withheld, unless such settlement or compromise is solely for monetary damages, does not involve any finding or determination of wrongdoing or violation of Law by the other Party and provides for a full, unconditional and irrevocable release of the other Party from all Liability in connection with the Third-Party Claim.

4.6         Additional Matters.

(a)          Timing of Payments. Indemnification payments in respect of any Liabilities for which an Indemnitee is entitled to indemnification under this Article IV shall be paid reasonably promptly (but in any event within thirty (30) days of the final determination of the amount that the Indemnitee is entitled to indemnification under this Article IV) by the Indemnifying Party to the Indemnitee as such Liabilities are incurred upon demand by the Indemnitee.

31

(b)          Notice of Direct Claims. Any claim for indemnification under this Agreement or any Ancillary Agreement that does not result from a Third-Party Claim shall be asserted by written notice given by the Indemnitee to the applicable Indemnifying Party; provided that the failure by an Indemnitee to so assert any such claim shall not prejudice the ability of the Indemnitee to do so at a later time except to the extent (if any) that the Indemnifying Party is actually prejudiced thereby. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such specified claim shall be conclusively deemed a Liability of the Indemnifying Party under this Section 4.6(b) or, in the case of any written notice in which the amount of the claim (or any portion thereof) is estimated, on such later date when the amount of the claim (or such portion thereof) becomes finally determined.

4.7         Remedies Cumulative. The remedies provided in this Article IV shall be cumulative and shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

4.8         Survival of Indemnities. The rights and obligations of each of Renren and OPI and the respective Indemnitees under this Article IV shall survive (a) the sale or other transfer by any Party or any member of its respective Group of any Assets or businesses or the assignment by it of any Liabilities; and (b) any merger, consolidation, business combination, sale of all or substantially all of its Assets, restructuring, recapitalization, reorganization or similar transaction involving a Party or any of the other members of such Party’s Group.

Article V

CERTAIN OTHER MATTERS

5.1         Insurance Matters.

(a)          Renren and OPI agree to cooperate in good faith to provide for an orderly transition of insurance coverage from the date hereof through the Effective Time. In no event shall Renren, any other member of the Renren Group or any Renren Indemnitee have Liability or obligation whatsoever to any member of the OPI Group if any insurance policy or other Contract or policy of insurance shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the OPI Group for any reason whatsoever or shall not be renewed or extended beyond the current expiration date.

(b)          From and after the Effective Time, with respect to any Liabilities incurred by any member of the OPI Group prior to the Effective Time, Renren shall provide OPI with access to, and OPI may, upon ten (10) days’ prior written notice to Renren, make claims under Renren’s third-party insurance policies that may provide coverage for acts occurring prior to the Effective Time, if renewed, and Renren’s historical policies of insurance, but solely to the extent that such policies provided coverage for members of the OPI Group prior to the Effective Time; provided that such access to, and the right to make claims under, such insurance policies, shall be subject to the terms and conditions of such insurance policies, including any limits on coverage or scope, any deductibles and other fees and expenses.

32

(c)          Renren shall, and shall cause the other members of the Renren Group to, (i) use commercially reasonable efforts, at OPI’s reasonable request (and provided that OPI complies with the requirements of Section 5.1(b)), to assist OPI in making claims under the Renren Group insurance policies described in Section 5.1(b), (ii) notify OPI within thirty (30) days of any election by Renren to control any claim under a Renren Group insurance policy or program to the extent such claim relates to a OPI Asset and/or OPI Liability, (iii) promptly (and in any event within thirty (30) days after Renren’s receipt thereof) pay over to OPI or the applicable member of the OPI Group any Insurance Proceeds that are received by Renren or any member of the Renren Group in respect of such claims, and (iv) endeavor to notify OPI of any changes to the structure or limit of subsequent renewals relating to directors and officers insurance programs.

(d)          If any member of the Renren Group incurs any Liabilities prior to or in respect of the period prior to the Effective Time for which such member of the Renren Group is entitled to coverage under third-party insurance policies of any member of the OPI Group, the same process pursuant to Section 5.1(b) and Section 5.1(c) shall apply, substituting “Renren” for “OPI”, and “OPI” for “Renren.”

5.2         Late Payments. Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, any amount not paid when due pursuant to this Agreement or any Ancillary Agreement (and any amounts billed or otherwise invoiced or demanded and properly payable that are not paid within thirty (30) days of such bill, invoice or other demand) shall accrue interest at a rate per annum equal to the Prime Rate plus 2%.

Article VI

EXCHANGE OF INFORMATION; CONFIDENTIALITY

6.1         Agreement for Exchange of Information.

(a)          Subject to Section 6.9, any other applicable confidentiality obligations, any Ancillary Agreement or any other agreement between the Parties or other members of their respective Groups, each of Renren and OPI, on behalf of itself and each other member of its respective Group, agrees to use commercially reasonable efforts to provide or make available, or cause to be provided or made available, to the other Party and the other members of such other Party’s Group, at any time before, on or after the Effective Time, as soon as reasonably practicable after written request therefor, any information (or a copy thereof) in the possession or under the control of such Party or any other member of such Party’s Group to the requesting Party or other member of such Party’s Group to the extent that (i) such information relates to the OPI Business, or any OPI Asset or OPI Liability, if OPI or any other member of the OPI Group is the requesting Party, or to the Renren Business, or any Renren Asset or Renren Liability, if Renren or any other member of the Renren Group is the requesting Party; (ii) such information is required by the requesting Party to comply with its obligations under this Agreement or any Ancillary Agreement; or (iii) such information is required by the requesting Party or any other member of such Party’s Group to comply with any obligation imposed by any Governmental Authority; provided, however, in each case, that, if the Party to whom the request has been made determines that any such provision of information could be detrimental to the Party providing the information or any other member of such Party’s Group, violate any Law or agreement, or waive any privilege available under applicable Law, including any attorney-client privilege, then the Parties shall use commercially reasonable efforts to permit compliance with such obligations to the extent and in a manner that avoids any such harm or consequence. The Party providing information pursuant to this Section 6.1 shall only be obligated to provide such information in the form, condition and format in which it then exists, and in no event shall such Party be required to perform any improvement, modification, conversion, updating or reformatting of any such information, and nothing in this Section 6.1 shall expand the obligations of a Party under Section 6.4.

33

(b)          Without limiting the generality of the foregoing, until the end of the OPI fiscal year during which the Transaction occurs (and for a reasonable period of time afterwards as required for Renren to prepare consolidated financial statements or complete a financial statement audit for the fiscal year during which the Transaction occurs), OPI shall use its commercially reasonable efforts to cooperate with Renren’s information requests to enable (i) Renren to meet its timetable for dissemination of its earnings releases, financial statements and management’s assessment of the effectiveness of its disclosure controls and procedures and its internal control over financial reporting in accordance with the applicable rules and regulations promulgated under the Exchange Act; and (ii) Renren’s accountants to timely complete their review of the quarterly financial statements and audit of the annual financial statements, including, to the extent applicable, its auditor’s audit of its internal control over financial reporting and management’s assessment thereof in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, the SEC’s and Public Company Accounting Oversight Board’s rules and auditing standards thereunder and any other applicable Laws.

6.2         Ownership of Information. The provision of any information pursuant to Section 6.1 or Section 6.7 shall not affect the ownership of such information (which shall be determined solely in accordance with the terms of this Agreement and the Ancillary Agreements), or constitute a grant of rights in or to any such information.

6.3         Compensation for Providing Information. The Party requesting information pursuant to this Article VI agrees to reimburse the other Party for the reasonable out-of-pocket costs, if any, of copying, and transporting such information.

6.4         Record Retention. To facilitate the possible exchange of information pursuant to this Article VI and other provisions of this Agreement after the Effective Time, each of the Parties agrees to use (and to cause the other members of its respective Group to use) commercially reasonable efforts, which shall be no less rigorous than those used for retention of such Party’s own information, to retain all information in their respective possession or control on the Effective Time in accordance with the policies of Renren in effect on the Effective Time or such other policies as may be adopted by Renren after the Effective Time, provided, that in the case of any information relating to Taxes, such retention period shall be extended to the expiration of the applicable statute of limitations (giving effect to any extensions thereof).

34

6.5         Limitations of Liability. Except as contemplated in Section 4.2(e) and Section 4.3(f), neither Party shall have any Liability to any other Party in the event that any information exchanged or provided pursuant to this Agreement is found to be inaccurate in the absence of gross negligence, bad faith or willful misconduct by the Party providing such information. Neither Party shall have any Liability to any other Party if any information is destroyed after commercially reasonable efforts by such Party to comply with the provisions of Section 6.4.

6.6         Other Agreements Providing for Exchange of Information.

(a)          The rights and obligations granted under this Article VI are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention, use or confidential treatment of information set forth in any Ancillary Agreement or any other agreement between the Parties or other members of their respective Groups.

(b)          If a Party (or any other member of its respective Group) receives, pursuant to a request for information in accordance with this Article VI, Tangible Information that is not relevant to its request, such Party shall, at the request of the providing Party, (i) return it to the providing Party or, at the providing Party’s request, destroy such Tangible Information; and (ii) deliver to the providing Party written confirmation that such Tangible Information was returned or destroyed, as the case may be, which confirmation shall be signed by an authorized representative of the requesting Party.

6.7         Production of Witnesses; Records; Cooperation.

(a)          After the Effective Time and subject to Section 6.4, except in the case of an adversarial Action between Renren and OPI, or any other members of their respective Groups, each Party shall use its commercially reasonable efforts to make available to the other Party, upon written request, the former, current and future directors, officers, employees, other personnel and agents of the members of its respective Group as witnesses and any books, records or other documents within its Group’s control or which its Group otherwise has the ability to make available without undue burden, to the extent that any such person (giving consideration to business demands of such directors, officers, employees, other personnel and agents) or books, records or other documents may reasonably be required in connection with any Action in which the requesting Party (or member of such Party’s Group) may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting Party shall bear all costs and expenses in connection therewith.

(b)          Without limiting the foregoing, except in the case of an adversarial Action between Renren and OPI or any other members of their respective Groups, the Parties shall cooperate and consult to the extent reasonably necessary with respect to any Actions.

(c)          The obligation of the Parties to provide witnesses pursuant to this Section 6.7 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to provide as witnesses directors, officers, employees, other personnel and agents without regard to whether such person could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 6.7(a)).

35

6.8         Confidentiality.

(a)          Confidentiality. Subject to Section 6.9, any Ancillary Agreement and any other agreement between the Parties or other members of their respective Groups, from and after the Effective Time until the five (5)-year anniversary of the Effective Time, each of Renren and OPI shall, and shall cause each other member of its respective Group to, and shall cause its and their respective Representatives to, hold in strict confidence, with at least the same degree of care that applies to Renren’s confidential and proprietary information pursuant to policies in effect as of the Effective Time, all confidential and proprietary information concerning the other Party or any other member of such other Party’s respective Group or their respective businesses that is either in its possession (including confidential and proprietary information in its possession prior to the date hereof) or furnished by any such other Party or any other member of such Party’s Group or its or their respective Representatives at any time pursuant to this Agreement, any Ancillary Agreement or otherwise, and not use any such confidential or proprietary information other than for such purposes as shall be expressly permitted hereunder or thereunder, except, in each case, to the extent that such confidential or proprietary information has been (i) in the public domain or generally available to the public, other than as a result of a disclosure by such Party or any other member of such Party’s Group or any of their respective Representatives in violation of this Agreement, any Ancillary Agreement or any other agreement between the Parties or other members of their respective Groups, (ii) later lawfully acquired from other sources by such Party (or any other member of such Party’s Group) which sources are not themselves bound by a confidentiality obligation or other contractual, legal or fiduciary obligation of confidentiality to the other Party (or any other member of such Party’s Group) with respect to such confidential or proprietary information, (iii) independently developed or generated without reference to or use of any proprietary or confidential information of the other Party or any other member of such Party’s Group, or (iv) in the case of Renren, determined by Renren, in its reasonable discretion, to be information required to be disclosed pursuant to federal, state or other applicable securities Laws or the rules of any applicable securities exchange, including in Renren’s periodic filings made under the Exchange Act. If any confidential or proprietary information of one Party or any other member of such Party’s Group is disclosed to the other Party or any member of such other Party’s Group in connection with providing services to such first Party or any other member of such first Party’s Group under this Agreement or any Ancillary Agreement, then such disclosed confidential and proprietary information shall be used only as required to perform such services.

(b)          No Release; Return or Destruction. Each Party agrees not to release or disclose, or permit to be released or disclosed, any information addressed in Section 6.8(a) to any other Person, except its Representatives who need to know such information in their capacities as such (who shall be advised of their obligations hereunder with respect to such information), or except in compliance with Section 6.9. Without limiting the foregoing, when any such information is no longer needed for the purposes contemplated by this Agreement or any Ancillary Agreement, each Party will promptly after request of the other Party either return to the other Party all such information in a tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or notify the other Party in writing that it has destroyed such information (and such copies thereof and such notes, extracts or summaries based thereon).

36

6.9         Protective Arrangements. In the event that a Party or any other member of such Party’s Group (the “Disclosing Party”) either determines on the advice of its counsel that it is required to disclose any information of the other Party (or any other member of the other Party’s Group) that is subject to the confidentiality provisions hereof pursuant to applicable Law or receives any request or demand under lawful process or from any Governmental Authority to disclose or provide information of the other Party (or any other member of the other Party’s Group) that is subject to the confidentiality provisions hereof, the Disclosing Party shall notify the other Party (to the extent legally permitted) as promptly as practicable under the circumstances prior to disclosing or providing such information and shall cooperate, at such other Party’s reasonable cost and expense, in seeking any appropriate protective order reasonably requested by the other Party. In the event that such other Party fails to receive such appropriate protective order in a timely manner and the Disclosing Party (or other member of such Disclosing Party’s Group) reasonably determines that its failure to disclose or provide such information will actually prejudice the Disclosing Party (or member of such Disclosing Party’s Group), then the Disclosing Party (or member of such Disclosing Party’s Group) may thereafter disclose or provide information to the extent required by such Law (as so advised by its counsel) or by lawful process or such Governmental Authority, and the Disclosing Party (or other member of such Disclosing Party’s Group) shall promptly provide the other Party with a copy of the information so disclosed, in the same form and format so disclosed, together with a list of all Persons to whom such information was disclosed, in each case to the extent legally permitted.

Article VII

DISPUTE RESOLUTION

Any disputes, actions and proceedings arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Administered Arbitration Rules of HKIAC in force at the relevant time (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three (3) arbitrators (each, an “Arbitrator”). The claimant shall nominate one (1) Arbitrator; the respondent shall nominate one (1) Arbitrator; and the first two Arbitrators shall jointly designate a third Arbitrator, who shall serve as chairman of the arbitration tribunal. In the event the claimant or respondent fails to nominate an Arbitrator, or in the event the first two Arbitrators fail to designate a third Arbitrator, within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum. To the extent any provision in this Article VII conflicts with any provision in the Rules, the Parties expressly agree that the relevant provision of this Article VII shall control.

37

Article VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1         Further Assurances.

(a)          In addition to the actions specifically provided for elsewhere in this Agreement, each of the Parties shall use its reasonable best efforts, prior to, at and after the Effective Time, to take, or cause to be taken, all actions, and to do, or cause to be done, all things, reasonably necessary, proper or advisable under applicable Laws, regulations and agreements to consummate and make effective the transactions contemplated by this Agreement and the Ancillary Agreements.

(b)          Without limiting the foregoing, at all times prior to, at and after the Effective Time, each Party shall cooperate with the other Party, and without any further consideration, but at the expense of the requesting Party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain all Approvals or Notifications of, any Governmental Authority or any other Person under any permit, license, agreement, indenture or other instrument (including any consents or Governmental Approvals), and to take all such other actions as such Party may reasonably be requested to take by any other Party from time to time, consistent with the terms of this Agreement and the Ancillary Agreements, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transfers of the OPI Assets and the Renren Assets and the assignment and assumption of the OPI Liabilities and the Renren Liabilities and the other transactions contemplated hereby and thereby. Without limiting the foregoing, each Party will, at the reasonable request, cost and expense of any other Party, take such other actions as may be reasonably necessary to vest in such other Party good and marketable title to the Assets transferred or allocated to such Party under this Agreement or any of the Ancillary Agreements, free and clear of any Security Interest, if and to the extent it is practicable to do so.

(c)          At or prior to the Effective Time, Renren and OPI, in their respective capacities as direct and indirect shareholders of other members of their Groups, shall each approve or ratify any actions that are reasonably necessary or desirable to be taken by Renren, OPI or any of the other members of their respective Groups, as the case may be, to effectuate the transactions contemplated by this Agreement and the Ancillary Agreements.

38

8.2         Tax Matters.

(a)          ZenZone Business. OPI hereby agrees, for a period of six (6) years after the Share Delivery Date, that it shall not, and shall cause each member of its Group not to, sell, distribute or otherwise transfer or dispose of, or substantially reduce the activities of, the ZenZone Business, in each case, to the extent such action would cause OPI to cease being engaged in the active conduct of a trade or business for purposes of Section 355(b) of the Code and the Treasury Regulations thereunder; provided, however, that OPI may dispose of its equity interests in the ZenZone Business after its good faith determination that such disposition is necessary to further its corporate interests and its receipt of a tax opinion from a nationally recognized U.S. tax counsel that such disposition should not cause OPI to cease being engaged in the active conduct of a trade or business for purposes of Section 355(b) of the Code and the Treasury Regulations thereunder. OPI further agrees that, for a period of two (2) years after the Share Delivery Date, it and/or any member of its Group shall fund, or cause to be funded, the ZenZone Business with its working capital or any other financing sources, to the extent necessary such that OPI would continue to be engaged in the active conduct of a trade or business for purposes of Section 355(b) of the Code and the Treasury Regulations thereunder.

(b)          PFIC Status. OPI shall use commercially reasonable efforts to conduct the OPI Business in a manner that ensures it will be treated as a “passive foreign investment company” within the meaning of Section 1297 of the Code for its Tax year ending December 31, 2017.

(c)          Basis Election. The Parties agree to apply Section 362(e)(2)(C) of the Code to the Separation, to the extent applicable.

Article IX

TERMINATION

9.1         Termination. Notwithstanding any provision to the contrary, this Agreement and all Ancillary Agreements may be terminated and the Transaction may be amended, modified or abandoned at any time prior to the Effective Time by Renren, in its sole and absolute discretion, without the approval or consent of any other Person, including OPI. After the Effective Time, this Agreement may not be terminated except by an agreement in writing signed by a duly authorized officer of each of the Parties.

9.2         Effect of Termination. In the event of any termination of this Agreement prior to the Effective Time, this Agreement and all Ancillary Agreements shall become void and neither Party (nor any of its Affiliates, directors, officers or employees) shall have any Liability or obligation to any other Party (or any of its Affiliates) by reason of this Agreement.

Article X

MISCELLANEOUS

10.1       Approvals and Notifications. To the extent that the transactions contemplated hereby or by any Ancillary Agreement, including without limitation the Separation or the Transaction, requires any Approvals or Notifications, the Parties shall cooperate and use their commercially reasonable efforts to obtain or make (as applicable) such Approvals or Notifications as soon as reasonably practicable.

39

10.2       Sole and Absolute Discretion; Cooperation.

(a)          Renren shall, in its reasonable discretion, determine the terms of the Separation, the Transaction and the transactions contemplated by this Agreement, including the form, structure and terms of any transaction(s) and/or offering(s) to effect the Separation and the Transaction and the timing and conditions to the consummation of the Separation and the Transaction.

(b)          OPI shall cooperate with Renren to consummate the transactions contemplated hereby or by any Ancillary Agreement, including without limitation the Separation and the Transaction, and shall, at Renren’s direction, promptly take any and all actions necessary or desirable to effect the Separation, the Transaction and the transactions contemplated hereby.

10.3       Counterparts; Entire Agreement; Corporate Power; Facsimile Signatures.

(a)          This Agreement may be executed in one (1) or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one (1) or more counterparts have been signed by each of the Parties and delivered to the other Party.

(b)          This Agreement and the Ancillary Agreements contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter, and there are no agreements or understandings between the Parties other than those set forth or referred to herein or therein.

(c)          Renren represents and warrants to OPI, and OPI represents and warrants to Renren, as follows:

(i)          it has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii)         this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

40

(d)          Each Party acknowledges that it and the other Party, and the other members of their respective Groups, may be executing this Agreement and certain of the Ancillary Agreements by stamp, mechanical or electronic signature, and agrees that delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Agreement (whether executed by manual, stamp, mechanical or electronic signature) by facsimile or by email in portable document format (PDF) shall be effective as delivery of such executed counterpart of this Agreement or any Ancillary Agreement. Each Party expressly adopts and confirms each such facsimile, stamp, mechanical or electronic signature (regardless of whether delivered in person, by mail, by courier, by facsimile or by email in portable document format (PDF)) made in its respective name as if it were a manual signature delivered in person, agrees that it will not assert that any such signature or delivery is not adequate to bind such Party to the same extent as if it were signed manually and delivered in person and agrees that, at the reasonable request of any Party at any time, it will as promptly as reasonably practicable cause this Agreement and any Ancillary Agreement to be manually executed (any such execution to be as of the date of the initial date thereof) and delivered in person, by mail or by courier.

10.4       Governing Law. This Agreement and, unless expressly provided therein, each Ancillary Agreement shall be governed by and construed and interpreted in accordance with the Laws of the State of New York irrespective of the choice of laws principles of the State of New York including all matters of validity, construction, effect, enforceability, performance and remedies.

10.5       Binding Effect; Assignability. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that neither Party may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other Party.

10.6       No Third-Party Beneficiaries. Except for the indemnification rights under this Agreement of any Renren Indemnitee or OPI Indemnitee in their respective capacities as such, (a) the provisions of this Agreement are solely for the benefit of the Parties, respectively, and do not and are not intended to confer upon any Person except the Parties any rights or remedies hereunder, and (b) there are no Third Party beneficiaries of this Agreement and this Agreement shall not provide any Third Party with any remedy, claim, Liability, reimbursement or other right in excess of those existing without reference to this Agreement.

10.7       Notices. All notices, requests, claims, demands or other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service), by registered or certified mail (postage prepaid, return receipt requested) or electronic transmission to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given to the other Parties in accordance with this Section 10.7):

41

If to Renren, to:

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

Attention:	Thomas Ren
Facsimile:	+86 10 6436 2600

Email:	jintao.ren@renren-inc.com

If to OPI, to:

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016

People’s Republic of China

Attention:	Thomas Ren
Facsimile:	+86 10 6436 2600
Email:	jintao.ren@renren-inc.com

A Party may, by notice to the other Party, change the address to which such notices are to be given.

10.8       Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by an arbitrator or by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties shall negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the Parties.

10.9       Force Majeure. Neither Party shall be deemed to be in default of this Agreement for any delay or failure to fulfill any obligation (other than a payment obligation) hereunder so long as and to the extent to which any delay or failure in the fulfillment of such obligation is prevented, frustrated, hindered or delayed as a consequence of circumstances of Force Majeure. In the event of any such excused delay, the time for performance of such obligations (other than a payment obligation) shall be extended for a period equal to the time lost by reason of the delay. A Party claiming the benefit of this provision shall, as soon as reasonably practicable after the occurrence of any such event, (a) provide written notice to the other Party of the nature and extent of any such Force Majeure condition and (b) use commercially reasonable efforts to remove any such causes and resume performance under this Agreement as soon as reasonably practicable.

42

10.10     No Set-Off. Except as expressly set forth in any Ancillary Agreement or as otherwise mutually agreed to in writing by the Parties, neither Party and no other member of such Party’s Group shall have any right of set-off or other similar rights with respect to (a) any amounts payable pursuant to this Agreement or any Ancillary Agreement; or (b) any other amounts claimed to be owed to the Party or any other member of its Group arising out of this Agreement or any Ancillary Agreement.

10.11     Expenses. Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, or as otherwise agreed to in writing by the Parties, all out-of-pocket fees, costs and expenses incurred prior to the Effective Time in connection with the preparation, execution, delivery and implementation of this Agreement and any Ancillary Agreement, the Separation, the Offering Circular and the Transaction and the consummation of the transactions contemplated hereby and thereby will be borne by the Party or the applicable member of such Party’s Group incurring such fees, costs or expenses.

10.12     Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

10.13     Survival of Covenants. Except as expressly set forth in this Agreement, the covenants and agreements contained in this Agreement, and Liability for the breach of any such obligations contained herein, shall survive the Separation and the Transaction and shall remain in full force and effect.

10.14     Waivers of Default. Waiver by a Party of any default by another Party of any provision of this Agreement shall not be deemed a waiver by the waiving Party of any subsequent or other default, nor shall it prejudice the rights of another Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege.

10.15     Specific Performance. Subject to the provisions of Article VII, in the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the Party who is, or is to be, thereby aggrieved shall have the right to specific performance and injunctive or other equitable relief in respect of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The Parties agree that the remedies at law for any breach or threatened breach, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived by each of the Parties.

10.16     Amendments. No provisions of this Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of each Party .

43

10.17     Interpretation. In this Agreement, (a) words in the singular shall be deemed to include the plural and vice versa and words of one gender shall be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules hereto) and not to any particular provision of this Agreement; (c) Article, Section and Schedule references are to the Articles, Sections and Schedules to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including this Agreement and each Ancillary Agreement) shall be deemed to include the exhibits, schedules and annexes to such agreement; (e) references to “$” shall mean U.S. dollar; (f) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation,” unless otherwise specified; (g) the word “or” shall not be exclusive; (h) unless otherwise specified in a particular case, the word “days” refers to calendar days; (i) references to “written” or “in writing” include in electronic form; (j) references to “Business Day” shall mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by law to close in the United States, Cayman Islands or Hong Kong as the context requires; and (k) references herein to this Agreement or any other agreement contemplated herein shall be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified.

10.18     Limitations of Liability. Notwithstanding anything in this Agreement to the contrary, neither OPI or any other member of the OPI Group, on the one hand, nor Renren or any other member of the Renren Group, on the other hand, shall be liable under this Agreement to the other for any indirect, punitive, exemplary, remote, speculative or similar damages in excess of compensatory damages of the other (other than any such damages awarded to a Third Party with respect to a Third-Party Claim).

10.19     Performance. Renren shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the Renren Group. OPI shall cause to be performed, and hereby guarantee the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of the OPI Group.

10.20     Mutual Drafting. This Agreement and the Ancillary Agreements shall be deemed to be the joint work product of the Parties, and any rule of construction that a document shall be interpreted or construed against a drafter of such document shall not be applicable.

[Remainder of page intentionally left blank]

44

IN WITNESS WHEREOF, the Parties have caused this Separation and Distribution Agreement to be executed by their duly authorized representatives.

RENREN INC.

By:
Name:
Title:

OAK PACIFIC INVESTMENT

By:
Name:
Title:

[Signature Page to Separation and Distribution Agreement]

45

Schedule 1

List of OPI Subsidiaries

No.	Company Name	Place of Incorporation
1.	Renren Lianhe Holdings	Cayman Islands
2.	Renren CHRYPH Holdings Inc.	Cayman Islands
3.	Renren Study Inc.	Cayman Islands
4.	Renren CHYP Holdings Inc.	Cayman Islands
5.	Renren SF Holdings Inc.	Cayman Islands
6.	Renren Lianhe (Hong Kong) Co., Limited	Hong Kong
7.	Renren Giant Way Limited	Hong Kong
8.	千象联合科技发展 ( 北京 ) 有限公司	PRC
9.	北京千象怡欣科技发展有限公司	PRC
10.	北京千象万鑫科技发展有限公司	PRC
11.	天津真众互动信息技术有限公司	PRC
12.	北京真众互动信息技术有限公司	PRC

46

Schedule 2

List of Portfolio Investments

No.	Company Name
1.	Social Finance, Inc.
2.	Stocktwits, Inc.
3.	Aspiration Partners LLC
4.	AutoGo Inc.
5.	BlueBoard Inc.
6.	Business Connect China Company
7.	Domeyard, LP
8.	Eall Technology Limited
9.	Eall (Tianjin) Network Technology Co., Ltd.
10.	Effective Space Solution Ltd.
11.	Eunke Technology Ltd.
12.	Exchange Corporation Holdings Limited
13.	FiscalNote, Inc.
14.	GoGo Tech Holdings Limited
15.	IDC Investdotcom Holdings Limited
16.	LendingHome Corporation
17.	Motif Investing, Inc.
18.	Omni Prime Inc.
19.	Rise Companies Corp.
20.	Snowball Finance Inc
21.	Shiftgig, Inc.
22.	Sirin SARL
23.	StoreDot Ltd.
24.	Talech Inc.
25.	268V Limited
26.	WiseBanyan Holdings, Inc.
27.	Beijing Qingting Technology Development Co., Ltd.
28.	Shenzhen Jinfuzi Internet Technology Co., Ltd.
29.	Beijing Da Zhang Fang Internet Technology Co., Ltd.
30.	Beijing Wan Men Education Technology Co., Ltd.
31.	Beijing Yi Rong De Li Internet Technology Co., Ltd.
32.	Mei Li Chuan Shuo Co., Ltd.
33.	XtalPi International Inc.
34.	BacklotCars, Inc.
35.	Credit Shop, Incorporated
36.	Crystal Company
37.	KoolRay Vision Inc.
38.	Loadstar Capital K.K.
39.	Beijing Cai Qiu Shi Ji Technology Development Co., Ltd.
40.	Shenzhen Xing Tu Zhi Kong Technology Co., Ltd.
41.	Shanghai Sinceme Networking and Technology Co. Ltd
42.	Shenzhen Piao Ju Bao Financial Services Co., Ltd.
43.	Zhu Chao Holdings Company Limited
44.	GaoXue
45.	11.2 Capital I, L.P.
46.	Arbor Venture Fund I, L.P.
47.	Future Capital Discovery Fund I, L.P.
48.	Green Visor Capital I, LP
49.	Singulariteam Fund II L.P.
50.	Social Leverage Capital Fund II, L.P.

47

Schedule 3

OPI Contracts

None.

48

Exhibit A

Stock Transfer Agreement

49

Exhibit B

Subscription Agreement

50

Exhibit C

New EB Share Charge

51

Exhibit D

Renren Note

52

Exhibit E

Share Incentive Plan

53

Exhibit F

Renren SF Pledge Agreement

54

Annex F

SERVICES AGREEMENT

Between

RENREN INC.

and

OAK PACIFIC INVESTMENT

Dated as of [●], 2018

i

ii

SERVICES AGREEMENT

This Services Agreement (this “Agreement”) is dated as of [●], 2018 (the “Effective Date”), by and between Renren Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Renren”), on behalf of itself and other members of the Renren Group (as defined in the Separation Agreement (as defined herein)), and Oak Pacific Investment, a company incorporated under the laws of the Cayman Islands (“OPI”), on behalf of itself and other members of OPI Group (as defined in the Separation Agreement). Each of Renren and OPI individually is a “Party” and collectively the “Parties.”

RECITALS

WHEREAS, OPI was a wholly-owned subsidiary of Renren as of immediately prior to the Effective Time (as defined in the Separation Agreement);

WHEREAS, the board of directors of Renren has determined that it is in the best interests of Renren and its shareholders to dispose of OPI in order to minimize the risk that Renren may be deemed to be an “investment company” as defined under the United States Investment Company Act of 1940 by reducing the aggregate amount of investments in unconsolidated subsidiaries on its balance sheet and to unlock potential in Renren’s advertising agency business by separating it from Renren’s social networking and internet financing businesses;

WHEREAS, Renren and OPI have entered into that certain Separation and Distribution Agreement, dated as of April 27, 2018 (the “Separation Agreement”), pursuant to which OPI will acquire certain assets and assume certain liabilities of the Renren Group as of the Effective Time; and

WHEREAS, the Parties desire that members of Renren Group will continue to provide certain services to members of OPI Group following the Effective Time.

NOW, THEREFORE, in consideration of the foregoing recitals, the mutual covenants and undertakings contained herein and the transactions contemplated by the Separation Agreement, the receipt and sufficiency of which are acknowledged, the Parties hereby mutually agree as follows:

Article 1

DEFINITIONS.

Section 1.1           Capitalized terms used and not otherwise defined herein will have the meanings ascribed to such terms in the Separation Agreement. Capitalized terms used in the Schedule but not otherwise defined therein, will have the meaning ascribed to such word in this Agreement. For purposes of this Agreement, the following words and phrases will have the following meanings:

“Additional Services” has the meaning set forth in Section 2.2 of this Agreement.

“Agreement” has the meaning set forth in the Preamble.

1

“Arbitrator” has the meaning set forth in Section 5.12 of this Agreement.

“Claims” has the meaning set forth in Section 5.2(c) of this Agreement.

“Direct Costs” means costs directly incurred by the Provider in providing a Service, including without limitation compensation and travel expenses attributable to employees, temporary workers, and contractors directly engaged in performing the Services, technology licensing fees, materials and supplies consumed in and agency fees arising from performing the Services.

“Dispute” has the meaning set forth in Section 5.12 of this Agreement.

“Dispute Resolution Commencement Date” has the meaning set forth in Section 5.12 of this Agreement.

“Force Majeure Event” has the meaning set forth in Section 2.4(b) of this Agreement.

“Governmental Authority” means any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other regulatory, administrative or governmental authority.

“HKIAC” has the meaning set forth in Section 5.12 of this Agreement.

“Indemnitee” has the meaning set forth in Section 5.2(c) of this Agreement.

“Indemnitor” has the meaning set forth in Section 5.2(c) of this Agreement.

“Indirect Costs” means costs indirectly incurred by the Provider in providing a Service, including without limitation costs associated with office occupancy, information technology support and other overhead costs.

“Information” means information in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, customer names, communications by or to attorneys (including attorney-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), and other technical, financial, employee or business information or data.

“Initial Services” has the meaning set forth in Section 2.1 of this Agreement.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“PRC” means the People’s Republic of China, which, for purposes of this Agreement only, does not include the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

2

“Provider” means, with respect to any particular Service, a Party or its Affiliate(s) identified on the applicable Schedule as the party to provide such Service.

“Provider Personnel” has the meaning set forth in Section 2.8 of this Agreement.

“Recipient” means, with respect to any particular Service, a Party or its Affiliate(s) identified on the applicable Schedule as the party to receive such Service.

“Review Meetings” has the meaning set forth in Section 2.10 of this Agreement.

“Rules” has the meaning set forth in Section 5.12 of this Agreement.

“Schedule” means Schedule 1 annexed hereto and any other schedules executed and annexed to this Agreement after the Effective Date pursuant to Section 2.2.

“Separation Agreement” has the meaning set forth in the recitals to this Agreement.

“Service Period” means, with respect to any Service, the period during which such Service will be provided as set forth in the applicable Schedule.

“Services” shall mean the services set forth in a Schedule.

“Software” shall mean any and all (a) computer programs, including any and all software implementation of algorithms, models and methodologies, whether in source code, object code, human readable form or other form, (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (c) descriptions, flow charts and other work products used to design, plan, organize and develop any of the foregoing, (d) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (e) documentation, including user manuals and other training documentation, relating to any of the foregoing.

“System” means the software, hardware, data store or maintenance and support components or portions of such components of a set of information assets identified in a Schedule.

“Tax” means all forms of direct and indirect taxation or duties imposed, or required to be collected or withheld, including charges, together with any related interest, penalties or other additional amounts.

“Technology” shall mean all technology, designs, formulae, recipes, algorithms, procedures, methods, discoveries, processes, techniques, ideas, know-how, research and development, technical data, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship in any media, confidential, proprietary or nonpublic information, and other similar materials, and all recordings, graphs, drawings, reports, analyses and other writings, and other tangible embodiments of the foregoing in any form whether or not listed herein, in each case, other than Software.

“Term” has the meaning set forth in Section 4.1 of this Agreement.

3

“Termination Notice” has the meaning set forth in Section 4.2 of this Agreement.

“Work Product” has the meaning set forth in Section 2.9 of this Agreement.

Article 2

SERVICES.

Section 2.1           Initial Services. Except as otherwise provided herein, during the applicable Service Period, each Party as Provider shall provide, or if applicable cause its Affiliate(s) as Provider to provide, to the Recipient, the Services. The Services shall include the services that are reasonably necessary to be provided by the Provider to the Recipient for Recipient to operate its business in the ordinary course, as set forth in greater detail on Schedule 1 annexed hereto (the “Initial Services”). Each Party shall be liable for any acts or omissions of any Affiliate acting as either Provider or Recipient.

Section 2.2           Additional Services. From time to time during the Term, either Party, on its own behalf or any of its Affiliates may identify additional services that the other Party, directly or through its Affiliate as Provider, will provide to such Party or its Affiliate(s) as the Recipient in accordance with the terms of this Agreement. If the Parties agree to add any additional services (the “Additional Services”), the Parties will mutually create a Schedule or amend the existing Schedule for each such Additional Service setting forth the identities of the Provider and the Recipient, a description of such Additional Service, the applicable Service Period, the cost, if any, for such Additional Service and any other provisions applicable thereto. In order to become a part of this Agreement, such amendment to the Schedule must be executed by a duly authorized representative of each Party, at which time such Additional Service will, together with the Initial Services, be deemed to constitute a “Service” for the purposes hereof and will be subject to the terms and conditions of this Agreement. Notwithstanding anything to the contrary in the foregoing or anywhere else in this Agreement, any service actually performed by the Provider upon written or oral request by the Recipient in connection with this Agreement will be deemed to constitute a “Service” for the purposes of Article 3 (Prices and Payment) and Section 5.2 (Limitation of Liability; Indemnification), but such “Service” will only be incorporated into this Agreement by an amendment as set forth in this Section 2.2 (Additional Services) and Section 5.9 (Amendments). Notwithstanding the foregoing, neither Party will have any obligation to agree to provide, or cause to provide, Additional Services, provided that the Party who, itself or its Affiliate will be the Provider for such Additional Service, shall not unreasonably withhold the addition of an Additional Service if such Additional Service is reasonably necessary for Recipient to operate its business in the ordinary course. Notwithstanding anything to the contrary in this Agreement, the Additional Services, if any, shall not include management, supervision or similar services and shall only include basic services that are administrative in nature.

Section 2.3           Scope of Services. Notwithstanding anything to the contrary herein, (a) neither Party nor any of its Affiliates will be required to perform or to cause to be performed any of the Services for the benefit of any Third Party or any other person other than the other Party or its Affiliates, and (b) neither Party, who, itself or its Affiliate is a Provider makes no warranties, express or implied, with respect to the Services, except as provided in Section 2.5 (Standard of Performance; Standard of Care).

4

Section 2.4           Limitation on Provision of Services

(a)          Except as expressly contemplated in the applicable Schedule, the applicable Provider will not be obligated to perform any Service in a volume or quantity that exceeds the maximum amount set forth on the applicable Schedule; provided, however, that if the Recipient wishes to increase the volume or quantity of such Services provided under this Agreement so as to exceed such maximum amount, the Recipient will make a request to the appropriate Provider in writing in accordance with Section 5.10 (Notices) at least fifteen (15) days prior to the next Review Meeting setting out in as much detail as reasonably possible the change requested and the reason for requesting the change, which request will be considered at the next Review Meeting. The Provider may, in its sole discretion, choose to accommodate or not to accommodate any such request in part or in full, provided that the Provider shall not unreasonably withhold such accommodation.

(b)          In case performance of any terms or provisions hereof will be delayed or prevented, in whole or in part, because of, or related to, compliance with any Law, decree, formal request or order of any Governmental Authority, either local, state, federal or foreign, or because of riots, war, public disturbance, strike, labor dispute, fire explosion, storm, flood, acts of God, major breakdown or failure of transportation, manufacturing, distribution or storage facilities, or for any other reason which is not within the control of the Party whose performance is interfered with and which by the exercise of reasonable diligence such Party is unable to prevent (each, a “Force Majeure Event”), then upon prompt notice by the Party so suffering to the other Party, the Party suffering will be excused from its obligations hereunder during the period such Force Majeure Event continues, and no liability will attach against either Party on account thereof. No Party will be excused from performance if such Party fails to use reasonable diligence to remedy the situation and remove the cause and effect of the Force Majeure Event.

(c)          If the Provider is unable to provide a Service hereunder because it does not have the necessary assets because such asset was transferred from the Provider to the Recipient, the Parties will determine a mutually acceptable arrangement to provide the necessary access to such asset and until such time as access is provided, the Provider’s failure to provide such Service will not be a breach of this Agreement.

(d)          Notwithstanding anything to the contrary contained herein, this Agreement will not constitute an agreement for a Party or its Affiliates, as Provider, to provide Services to the other Party or its Affiliates, as Recipient, to the extent that the provision of any such Services would not be in compliance with applicable Laws.

Section 2.5           Standard of Performance; Standard of Care

(a)          Each Party as Provider shall, or cause its Affiliates as Provider to, provide the Services with the degree of care, diligence and skill that a prudent person would exercise in similar circumstances and in any event with at least the same standard of care and in a manner consistent with the performance of comparable services for the applicable Provider’s own business. The Party who, itself or its Affiliate is the Recipient, acknowledges that the Provider’s obligation to provide the Services is contingent upon the Recipient (i) providing in a timely manner all information, documentation, materials, resources and access reasonably requested by the Provider and (ii) making timely decisions, approvals and acceptances and taking in a timely manner such other actions reasonably and timely requested by the Provider, in each case that the Provider (in its reasonable business judgment) believes is necessary or desirable to enable the Provider to provide the Services; provided, however, that the Provider requests such approvals, information, materials or services with reasonable prior notice to the extent practicable. Notwithstanding anything to the contrary herein, the Provider shall not be responsible for any failure to provide any Service in the event that the Recipient has not fully complied with the immediately preceding sentence. The Parties acknowledge and agree that nothing contained in a Schedule will be deemed to (x) increase or decrease the standard of care imposed on the Provider, (y) expand the scope of the Services to be provided as set forth in Article 2 (Services), except to the extent that the Schedule references a Service that was not provided immediately prior to the date hereof, or (z) limit Sections 5.1 (Disclaimer of Warranties) and 5.2 (Limitation of Liability; Indemnification).

5

(b)          In providing the Services, except to the extent necessary to provide the level of Services as of the Effective Date (or with respect to any Additional Service, the agreed-upon level), the Provider will not be obligated to: (i) hire any additional employees or (ii) purchase, lease or license any additional equipment, software or other assets; and in no event will the Provider be obligated to (x) maintain the employment of any specific employee or (y) pay any costs related to the transfer or conversion of the Recipient’s data to the Provider or any alternate supplier of Services. Further, the Provider will have the right to designate which personnel it will assign to perform the Services, and it will have the right to remove and replace any such personnel at any time provided that any such removal or replacement is notified in advance to the Recipient and will not adversely affect the Recipient’s operations or business in any material respect. At the Recipient’s request, the Provider will consult in good faith with the Recipient regarding the specific personnel to provide any particular Services; provided, however, that the Provider’s decision regarding any such specific personnel will control and be final and binding.

(c)          Provider shall correct errors, omissions or failures committed by the Provider in performing the Services at no additional cost to the Recipient with the amount of time and in the manner that the Provider would remedy such error, omission or failure for its other business undergoing such error, omission or failure.

(d)          The Parties will, and will cause their respective Affiliates to, cooperate in good faith with each other in connection with the performance and receipt of the Services hereunder, including producing on a timely basis all information that is reasonably requested with respect to the performance and receipt of Services; provided, however, that such cooperation not unreasonably disrupt the normal operations of the Parties and their respective Affiliates; provided further, that the Party requesting cooperation will pay all reasonable out-of-pocket costs and expenses incurred by the Party furnishing cooperation, unless otherwise expressly provided in this Agreement or the Separation Agreement. Such cooperation will include exchanging information, providing electronic access to systems used in connection with the Services and obtaining or granting all consents, licenses, sublicenses or approvals necessary to permit each Party to perform its obligations hereunder. Notwithstanding anything in this Agreement to the contrary, the Provider and Recipient shall be equally responsible for paying for the costs of obtaining such consents, licenses, sublicenses or approvals, including reasonable legal fees and expenses. Either Party providing electronic access to systems used in connection with Services may limit the scope of access to the applicable requirements of the relevant matter through any reasonable means available, and any such access will be subject to the terms of Section 5.8 (Confidentiality). The exchange of information or records (in any format, electronic or otherwise) related to the provision of Services under this Agreement will be made to the extent that (i) such records/information exist and are created in the ordinary course, (ii) do not involve the incurrence of any material expense, and (iii) are reasonably necessary for any such Party to comply with its obligations hereunder or under applicable Law. Subject to the foregoing terms, the Parties will cooperate with each other in making information available as needed in the event of a Tax audit or in connection with statutory or governmental compliance issues, whether in the PRC or any other country; provided, however, that the provision of such information will be without representation or warranty as to the accuracy or completeness of such information. For the avoidance of doubt, and without limiting any privilege or protection that now or hereafter may be shared by the Provider and the Recipient, neither Party will be required to provide any document if the Party who would provide such document reasonably believes that so doing would waive any privilege or protection (e.g., attorney-client privilege) applicable to such document.

6

(e)          If the Provider reasonably believes it is unable to provide any Service because of a failure to obtain necessary consents (e.g., Third Party approvals or instructions or approvals from the Recipient required in the ordinary course of providing a Service), licenses, sublicenses or approvals contemplated by Section 2.5(d) (Standard of Performance; Standard of Care), such failure shall not constitute a breach hereof by the Provider and the Parties will cooperate in good faith to determine the best alternative approach; provided, however, that in no event will the Provider be required to provide such Service until an alternative approach reasonably satisfactory to the Provider is found or the consents, licenses, sublicenses or approvals have been obtained.

Section 2.6           Changes in Services. The Parties agree and acknowledge that any Provider may make changes from time to time in the manner of performing the applicable Services if such Provider is making similar changes in performing similar services for itself or its Affiliates, and if such Provider furnishes to the Recipient substantially the same notice (in content and timing) as such Provider provides to its Affiliates with respect to such changes. In addition, and without limiting the immediately preceding sentence in any way, and notwithstanding any provision of this Agreement to the contrary, such Provider may make any of the following changes without obtaining the prior consent of the Recipient: (a) changes to the process of performing a particular Service that do not adversely affect the benefits to the Recipient of such Provider’s provision or quality of such Service; (b) emergency changes on a temporary and short-term basis; and (iii) changes to a particular Service in order and only to the extent necessary to comply with applicable Law or regulatory requirements.

Section 2.7           Services Performed by Third Parties. Nothing in this Agreement will prevent the Provider from using Third Parties to perform all or any part of a Service hereunder subject to receiving the Recipient’s prior written consent not to be unreasonably withheld. Each Party who, itself or its Affiliate is the Provider, will remain fully responsible for the performance of its obligations under this Agreement in accordance with its terms, including any obligations it performs through its Affiliates or Third Parties, and the Provider will be solely responsible for payments due any such Affiliates or Third Parties. Any such subcontracting by Provider of the performance of any Service shall not relieve Provider of its obligations to provide the applicable Services hereunder, and each Party shall be liable for any acts or omissions of any such Third Party acting as Provider, as applicable. For purposes of this Agreement, references to Services provided or performed by Provider shall also mean services provided or performed through a Third Party engaged to provide the Services.

7

Section 2.8           Responsibility for Provider Personnel. All personnel employed, engaged or otherwise furnished by the Provider in connection with its rendering of the Services will be the Provider’s employees, agents or subcontractors, as the case may be (collectively, “Provider Personnel”). The Provider will have the sole and exclusive responsibility for Provider Personnel, will supervise Provider Personnel and will cause Provider Personnel to cooperate with the Recipient in performing the Services in accordance with the terms and conditions of Section 2.5 (Standard of Performance; Standard of Care). The Provider will pay and be responsible for the payment of any and all premiums, contributions and taxes for workers’ compensation insurance, unemployment compensation, disability insurance, and all similar provisions now or hereafter imposed by any Governmental Authority with respect to, or measured by, wages, salaries or other compensation paid, or to be paid, by the Provider to Provider Personnel.

Section 2.9           Services Rendered as a Work-For-Hire; Return of Equipment; Internal Use; No Sale, Transfer, Assignment; Copies. All materials, software, tools, data, inventions, works of authorship, documentation, and other innovations of any kind, including any improvements or modifications to the Provider’s proprietary computer software programs and related materials, that the Provider Personnel, may make, conceive, develop or reduce to practice, alone or jointly with others, in the course of performing Services or as a result of such Services, whether or not eligible for patent, copyright, trademark, trade secret or other legal protection (collectively the “Work Product”), as between the Provider and the Recipient, will be solely owned by the Provider except where such Work Product is made specifically for the Recipient, or otherwise set forth in the applicable Schedule. The Provider hereby grants to Recipient a non-exclusive, royalty-free, worldwide, freely sublicensable right and license to use the Work Product. Without limiting the foregoing, upon the termination of any of the Services, (a) the Recipient will return to the Provider, as soon as practicable, any equipment or other property of the Provider relating to such terminated Services which is owned or leased by the Provider and is, or was, in the Recipient’s possession or control; and (b) the Provider will transfer to the Recipient, as soon as practicable, any and all supporting, back-up or organizational data or information of the Recipient used in supplying the Service to the Recipient. In addition, the Parties will use good-faith efforts at the termination of this Agreement or any specific Service provided hereunder, to ensure that all user identifications and passwords related thereto, if any, are canceled, and that any other data (as well as any and all back-up of that data) pertaining solely to the other Party and related to such Service will be returned to such other Party and deleted or removed from the applicable computer systems. All systems, procedures and related materials provided to the Recipient are for the Recipient’s internal use only and only as related to the Services or any of the underlying Systems used to provide the Services, and unless the Provider gives its prior written consent in each and every instance (in its sole discretion), the Recipient may not sell, transfer, assign or otherwise use the Services provided hereunder, in whole or in part, for the benefit of any person other than an Affiliate of the Recipient. The Recipient will not copy, modify, reverse engineer, decompile or in any way alter Systems without the Provider’s express written consent (in its sole discretion).

8

Section 2.10         Cooperation. Each Party will designate in writing to the other Party one (1) representative to act as a contact person with respect to all issues relating to the provision of the Services pursuant to this Agreement. Such representatives will hold review meetings by telephone or in person, as mutually agreed upon, approximately once every quarter, and at any time upon reasonable request of a Party, to discuss issues relating to the provision of the Services under this Agreement (“Review Meetings”). In the Review Meetings such representatives will be responsible for (a) discussing in good faith any problems identified relating to the provision of Services and resolutions thereto and, to the extent changes are agreed upon, implementing such changes and (b) providing notice that any Service has since the prior Review Meeting for the first time exceeded, or is anticipated to exceed, the usual and customary volume for such Service as described in the applicable Schedule.

Article 3

PRICES AND PAYMENT.

Section 3.1           Prices for Services. Services provided to any Recipient pursuant to the terms of this Agreement will be charged at market price on an arm’s-length basis.

Section 3.2           Procedure. Amounts payable pursuant to the terms of this Agreement will be charged to the Recipient by the Provider, and paid by the Recipient to the Provider, on a quarterly basis.

Section 3.3           Late Payments. Amounts not paid within ninety (90) days after the date on which the applicable invoice is received by the Recipient will bear interest at the rate of 0.75% per month for the period commencing on the due date and ending on the date that is thirty (30) days after such due date, and thereafter at the rate of 1.5% per month until the date payment is received in full by the Provider.

Section 3.4           Records and Reporting.

(a)          The Provider shall maintain, at all times, reasonably complete books, records, accounts and other documents of the Services and the fees invoiced to the Recipient for such Services (collectively, “Documentation”). The Provider will retain such Documentation for the longer of (i) five (5) years from the date of its creation or (ii) the minimum period required under applicable Law, and shall provide the Recipient with full and complete copies of such Documentation upon the termination or expiration of this Agreement or upon reasonable request of the Recipient. The Provider shall prepare such other reports as may be reasonably requested by the Recipient from time to time. From the date of termination of this Agreement, the Provider shall turn over to the Recipient or any successor to the Provider any property, assets, books or records of the Recipient then held by it. Any books and records maintained by the Provider solely for the benefit of the Recipient in connection with the performance of its duties under this Agreement shall be the property of the Recipient.

(b)          Without limiting the generality of the foregoing, the Provider shall keep and maintain Documentation, in accordance with IFRS or other generally accepted accounting principles, as applicable, sufficient to reflect accurately and completely all of the fees for Services incurred pursuant to this Agreement and any other costs which are the basis of any claim by the Provider hereunder. Such Documentation shall include purchase orders, receipts, memoranda, vouchers, time sheets, inventories, and accounts pertaining to the Services rendered hereunder. The Recipient, its representatives, and the firm of independent auditors appointed by the Recipient shall have access during regular business hours, upon reasonable advance notice in writing, to all such records maintained by the Provider for the purposes of inspecting and copying same and auditing and verifying the fees for Service or any other costs claimed to be due and payable hereunder. Any such audit shall be at the sole expense of the Recipient. The Recipient shall have the right to reproduce any such Documentation.

9

Article 4

TERM AND TERMINATION.

Section 4.1           Termination Dates. Unless otherwise terminated pursuant to this Article 4, each Service will terminate at the close of business on the last day of the Service Period for such Service. Unless earlier terminated in accordance with Section 4.3, this Agreement shall have a term of one (1) year commencing on the Effective Date (“Term”). Notwithstanding the foregoing, the Term shall expire upon the expiration of the Service Period for all Services.

Section 4.2           Early Termination of Services. A Service may be terminated by either the applicable Provider or Recipient by giving the required written notice by the required date as set forth in the applicable Schedule to the Recipient or Provider, as applicable, of such termination (except in the event such termination will constitute a breach by the non-terminating party of a Third Party agreement related to providing such Services provided that a true and correct copy of such Third Party agreement has been made available and consented to by the non-terminating party in advance of execution thereof) (each, a “Termination Notice”). Unless provided otherwise in the applicable Schedule, all Services of the same type must be terminated simultaneously. As soon as reasonably practicable after its receipt of a Termination Notice, the non-terminating party will advise the terminating party as to whether early termination of such Services will require the termination or partial termination, or otherwise affect the provision of, certain other Services. If this will be the case, the terminating party may withdraw its Termination Notice within ten (10) days of receipt of such advice from the non-terminating party. If the terminating party does not withdraw the Termination Notice within such period, such termination will be final and the terminating party will be deemed to have agreed to the termination, partial termination or affected provision of such other Services and to pay the fees provided in Section 4.4 (Effect of Termination of Services).

Section 4.3           Early Termination of the Agreement. Either Party may terminate this Agreement immediately upon written notice to the other Party on or after the occurrence of any of the following events: (i) the other Party is in material breach of any provision of this Agreement and fails to cure such breach within thirty (30) days after receipt of written notice of such breach from the non-defaulting Party; (ii) the other Party voluntarily files or involuntarily has filed against it (which, in the case of involuntary filing, is not dismissed within ten (10) business days of such filing), any bankruptcy, receivership, insolvency or reorganization proceeding, or (iii) by written agreement between the Parties.

Section 4.4           Effect of Termination of Services. In the event of any termination with respect to one or more, but less than all, of the Services, subject to Section 4.1 (Termination Dates), this Agreement will continue in full force and effect with respect to any Services not so terminated. Upon the termination of any Service, the Provider will cease, or cause its applicable Affiliates or Third Party providers to cease, providing the terminated Service. Upon each such termination, the Recipient will promptly pay to the Provider all fees accrued through the effective date of the Termination Notice.

10

Section 4.5           Data Transmission. In connection with the termination of a particular Service, on or prior to the last day of each relevant Service Period, the Provider will cooperate fully and will cause its Affiliates to cooperate fully to support any transfer of data concerning the relevant Services to the applicable Recipient. If requested by the Recipient in connection with the prior sentence, the Provider will deliver and will cause its Affiliates to deliver to the applicable Recipient, within such time periods as the Parties may reasonably agree, all records, data, files and other information received or computed for the benefit of such Recipient during the Service Period, in electronic and/or hard copy form; provided, however, that (a) the Provider will not have any obligation to provide or cause to provide data in any non-standard format and (b) if the Provider, in its sole discretion, upon request of the Recipient, chooses to provide data in any non-standard format, the Provider and its Affiliates will be reimbursed for their reasonable out-of-pocket costs for providing data electronically in any format other than its standard format, unless expressly provided otherwise in the Schedule.

Section 4.6           Effect of Termination. In the event of termination or expiration of this Agreement, this Agreement shall cease to have further force or effect, and neither Party shall have any liability to the other Party with respect to this Agreement, provided that (i) termination or expiration of this Agreement shall not relieve a Party from any liability or obligation that already has accrued as of the effective date of such termination or expiration, as applicable, and shall not constitute a waiver or release of, or otherwise be deemed to adversely affect, any rights, remedies or claims which a Party may have hereunder at Law, in equity or otherwise or which may arise out of or in connection with such termination or expiration; and (ii) Article 1 (Definitions), Article 3 (Prices and Payment), Section 4.4 (Effect of Termination of Services), Section 4.5 (Data Transmission), this Section 4.6 and Article 5 (Miscellaneous) shall survive termination or expiration of this Agreement in accordance with their respective terms unless otherwise agreed between the Parties.

Article 5

MISCELLANEOUS.

Section 5.1           Disclaimer of Warranties. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, EACH PARTY WHO ITSELF OR ITS AFFILIATES IS A PROVIDER MAKES NO AND DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NON-INFRINGEMENT, WITH RESPECT TO THE SERVICES, TO THE EXTENT PERMITTED BY APPLICABLE LAW. EXCEPT AS OTHERWISE SET FORTH IN THIS AGREEMENT, EACH PARTY WHO ITSELF OR ITS AFFILIATES IS A PROVIDER MAKES NO REPRESENTATIONS OR WARRANTIES AS TO THE QUALITY, SUITABILITY OR ADEQUACY OF THE SERVICES FOR ANY PURPOSE OR USE.

11

Section 5.2           Limitation of Liability; Indemnification

(a)          Each Party acknowledges and agrees that the obligations of the other Party hereunder are exclusively the obligations of such other Party and are not guaranteed directly or indirectly by such other Party’s shareholders, members, managers, officers, directors, agents or any other Person. Except as otherwise specifically set forth in the Separation Agreement, and subject to the terms of this Agreement, each Party will look only to the other Party and not to any manager, director, officer, employee or agent for satisfaction of any claims, demands or causes of action for damages, injuries or losses sustained by any Party as a result of the other Party’s action or inaction.

(b)          NOTWITHSTANDING ANY OTHER PROVISION OF THIS AGREEMENT TO THE CONTRARY, IN NO EVENT WILL EITHER PARTY OR ITS RESPECTIVE AFFILIATES BE LIABLE FOR ANY SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS SUFFERED BY THE OTHER PARTY OR ITS AFFILIATES, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY, IN CONNECTION WITH ANY DAMAGES ARISING HEREUNDER; PROVIDED, HOWEVER, THAT TO THE EXTENT EITHER PARTY OR ITS RESPECTIVE AFFILIATES IS REQUIRED TO PAY ANY SPECIAL, INCIDENTAL, INDIRECT, COLLATERAL, CONSEQUENTIAL OR PUNITIVE DAMAGES OR LOST PROFITS TO A THIRD PARTY WHO IS NOT AN AFFILIATE OF EITHER PARTY, IN EACH CASE IN CONNECTION WITH A THIRD PARTY CLAIM, SUCH DAMAGES WILL CONSTITUTE DIRECT DAMAGES OF THE INDEMNIFIED PARTY AND WILL NOT BE SUBJECT TO THE LIMITATION SET FORTH IN THIS Section 5.2(b).

(c)          Each Party (the “Indemnitor”) agrees to indemnify and hold harmless the other Party, its Affiliates and their respective members, shareholders, managers, directors, officers, employees and agents (each, an “Indemnitee”) with respect to any claims or liabilities (including reasonable attorneys’ fees) (“Claims”), which may be asserted or imposed against any Indemnitee by a Third Party who is not an Affiliate of either Party, as a result of (i) the provision (if Provider) or receipt (if Recipient), as applicable, of the Services pursuant to this Agreement by Indemnitor or any of its Affiliates, (ii) the material breach by the Indemnitor of a Third Party agreement that causes or constitutes a material breach of such agreement by the Indemnitee, or (iii) any breach of this Agreement by the Indemnitor, except, in each case, for any claims which are directly caused by the gross negligence or willful misconduct of the Indemnitee. The Indemnitee will give the Indemnitor prompt written notice of any Claims. Indemnitee shall have the right to defend, contest, settle or compromise such Claim in the exercise of its reasonable judgment and all costs and expenses of such defense, contest, settlement or compromise (including reasonable outside attorneys’ fees and expenses) will be reimbursed to Indemnitee by Indemnitor. If the Indemnitee elects not to defend, contest, settle or compromise such Claim, the Indemnitor may assume such defense and upon assumption of the defense of any such Claim, Indemnitor will, at its own cost and expense, select legal counsel, conduct and control the defense and settlement of any suit or action which is covered by Indemnitor’s indemnity. Indemnitee shall render all cooperation and assistance reasonably requested by the Indemnitor and Indemnitor will keep Indemnitee fully apprised of the status of any Claim. Notwithstanding the foregoing, Indemnitee may, at its election and sole expense, be represented in such action by separate counsel and Indemnitee may, at its election and sole expense, assume the defense of any such action, if Indemnitee hereby waives Indemnitor’s indemnity hereunder. Unless Indemnitee waives the indemnity hereunder, in no event shall Indemnitee, as part of the settlement of any claim or proceeding covered by this indemnity or otherwise, stipulate to, admit or acknowledge any liability or wrongdoing (whether in contract, tort or otherwise) of any issue which may be covered by this indemnity without the consent of the Indemnitor (such consent not to be unreasonably withheld or delayed).

12

Section 5.3           Compliance with Law and Governmental Regulations. The Recipient will be solely responsible for (a) compliance with all Laws affecting its business and (b) any use the Recipient may make of the Services to assist it in complying with such Laws. Without limiting any other provisions of this Agreement, the Parties agree and acknowledge that neither Party has any responsibility or liability for advising the other Party with respect to, or ensuring the other Party’s compliance with, any public disclosure, compliance or reporting obligations of such other Party (including the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and rules and regulations promulgated under such Acts or any successor provisions), regardless of whether any failure to comply results from information provided hereunder.

Section 5.4           No Partnership or Joint Venture; Independent Contractor. Nothing contained in this Agreement will constitute or be construed to be or create a partnership or joint venture between the Parties or any of their respective Affiliates, successors or assigns. The Parties understand and agree that this Agreement does not make either of them an agent or legal representative of the other for any purpose whatsoever. Neither Party is granted, by this Agreement or otherwise, any right or authority to assume or create any obligation or responsibilities, express or implied, on behalf of or in the name of the other Party, or to bind any other party in any manner whatsoever. The Parties expressly acknowledge that the Provider is an independent contractor with respect to the Recipient in all respects, including with respect to the provision of the Services.

Section 5.5           Non-Exclusivity. The Provider and its Affiliates may provide services of a nature similar to the Services to any other Person. There is no obligation for the Provider to provide the Services to the Recipient on an exclusive basis.

Section 5.6           Expenses. Except as otherwise provided herein, each Party will pay its own expenses incident to the negotiation, preparation and performance of this Agreement, including the fees, expenses and disbursements of their respective investment bankers, accountants and counsel.

Section 5.7           Further Assurances. From time to time, each Party will use its commercially reasonable efforts to take or cause to be taken, at the cost and expense of the requesting Party, such further actions as may be reasonably necessary to consummate or implement the transactions contemplated hereby or to evidence such matters.

Section 5.8           Confidentiality.

(a)          Subject to Section 5.8(c), each Party, on behalf of itself and its respective Affiliates, agrees to hold, and to cause its respective directors, officers, employees, agents, accountants, counsel and other advisors and representatives to hold, in strict confidence, with at least the same degree of care that applies to such Party’s confidential and proprietary information pursuant to policies in effect as of the date hereof, all Information concerning the other Party and its Affiliates that is either in its possession (including Information in its possession prior to the date hereof) or furnished by the other Party, its Affiliates or their respective directors, officers, managers, employees, agents, accountants, counsel and other advisors and representatives at any time pursuant to this Agreement or otherwise, and will not use any such Information other than for such purposes as will be expressly permitted hereunder or thereunder, except, in each case, to the extent that such Information has been (i) in the public domain through no fault of such Party or its Affiliates or any of their respective directors, officers, managers, employees, agents, accountants, counsel and other advisors and representatives, (ii) later lawfully acquired from other sources by such Party (or its Affiliates) which sources are not themselves bound by a confidentiality obligation, or (iii) independently generated without reference or prior access to any proprietary or confidential Information of the other Party.

13

(b)          Each Party agrees not to release or disclose, or permit to be released or disclosed, any Information of the other Party or its Affiliates to any other Person, except its directors, officers, employees, agents, accountants, counsel and other advisors and representatives who need to know such Information (who will be advised of their obligations hereunder with respect to such Information), except in compliance with Section 5.8(c); provided, however, that any Information may be disclosed to Third Parties (who will be advised of their obligation hereunder with respect to such Information) retained by the Provider as the Provider reasonably deems necessary to perform the Services.

(c)          In the event that either Party or any of its Affiliates either determines on the advice of its counsel that it is required to disclose any Information pursuant to applicable Law (including pursuant to any rule or regulation of any Governmental Authority) or receives any demand under lawful process or from any Governmental Authority to disclose or provide Information of any other Party (or of the other Party’s Affiliates) that is subject to the confidentiality provisions hereof, such Party will notify the other Party prior to disclosing or providing such Information and will cooperate at the expense of such other Party in seeking any reasonable protective arrangements (including by seeking confidential treatment of such Information) requested or required by such other Party. Subject to the foregoing, the person that received such a request or determined that it is required to disclose Information may thereafter disclose or provide Information to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority; provided, however, that such Person provides the other Party upon request with a copy of the Information so disclosed.

Section 5.9           Amendments. This Agreement (including the Schedule) may not be amended except by an instrument in writing executed by a duly authorized representative of each Party. By an instrument in writing executed by both Parties, the Parties may waive compliance by the other with any term or provision of this Agreement (including the Schedule) that such other Party was or is obligated to comply with or perform. Any such waiver will only be effective in the specific instance and for the specific and limited purpose for which it was given and will not be deemed a waiver of any other provision of this Agreement (including the Schedule) or of the same breach or default upon any recurrence thereof. No failure on the part of any Party to exercise and no delay in exercising any right hereunder will operate as a waiver thereof nor will any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right.

Section 5.10         Notices. Notices, offers, requests or other communications required or permitted to be given by a Party pursuant to the terms of this Agreement shall be given in writing to the other Party to the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section):

if to Renren:

5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
Attention:            Thomas Ren
Facsimile:             +86 10 6436 2600

14

if to OPI:

5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing 100016
People’s Republic of China
Attention:            Thomas Ren
Facsimile:             +86 10 6436 2600

or to such other address, facsimile number or email address as the Party to whom notice is given may have previously furnished to the other in writing as provided herein. Any notice involving non-performance or termination shall be sent by hand delivery or recognized courier. All other notices may also be sent by facsimile or email, confirmed by mail. All notices shall be deemed to have been given when received, if hand delivered; when transmitted, if transmitted by facsimile or email; upon confirmation of delivery, if sent by recognized courier; and upon receipt if mailed.

If any of such notice or other correspondences is transmitted by facsimile or telex, it shall be treated as delivered immediately upon transmission; if delivered in person, it shall be treated as delivered at the time of delivery; if posted by mail, it shall be treated as delivered five (5) days after posting.

Section 5.11         Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, including with respect to all matters of validity, construction, effect, enforceability, performance and remedies.

Section 5.12         Dispute Resolution. (a) Any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof (“Dispute”) which arises between the Parties shall first be negotiated between appropriate senior executives of each Party who shall have the authority to resolve the matter. Such executives shall meet to attempt in good faith to negotiate a resolution of the Dispute prior to pursuing other available remedies, within ten (10) days of receipt by a Party of written notice of a Dispute, which date of receipt shall be referred to herein as the “Dispute Resolution Commencement Date.” Discussions and correspondence relating to trying to resolve such Dispute shall be treated as confidential information and privileged information of each Party developed for the purpose of settlement and shall be exempt from discovery or production and shall not be admissible in any subsequent proceeding between the Parties.

(b)          If the senior executives are unable to resolve the Dispute within sixty (60) days from the Dispute Resolution Commencement Date, then, the Dispute will be submitted to the boards of directors of each Party. Representatives of each board of directors shall meet as soon as practicable to attempt in good faith to negotiate a resolution of the Dispute.

(c)          If the representatives of the two boards of directors are unable to resolve the Dispute within 120 days from the Dispute Resolution Commencement Date, on the request of either Party, the Dispute will be mediated by a mediator appointed pursuant to the mediation rules of the American Arbitration Association. Both Parties will share the administrative costs of the mediation and the mediator’s fees and expenses equally, and each Party shall bear all of its other costs and expenses related to the mediation, including but not limited to attorney’s fees, witness fees, and travel expenses. The mediation shall take place in Beijing, China or in whatever alternative forum on which the Parties may agree.

15

(d)          If the Parties cannot resolve any Dispute through mediation within forty five (45) days after the appointment of the mediator (or the earlier withdrawal thereof), each Party shall be entitled to submit the Dispute to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 5.12(d) (the “Rules”). The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the arbitration tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall jointly nominate one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the arbitration tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The arbitration tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the Parties. The Party to an award may apply to any court of competent jurisdiction for enforcement of such award and, for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

Unless otherwise agreed in writing, the Parties will continue to honor all commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this Section 5.12 with respect to all matters not subject to such dispute, controversy or claim.

Section 5.13         Incorporation by Reference. The Schedule to this Agreement is incorporated herein by reference and made a part of this Agreement as if set forth in full herein.

Section 5.14         Entire Agreement. This Agreement and the Schedule attached hereto constitute the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to the subject matter hereof.

Section 5.15         Severability. If any term of this Agreement or the Schedule attached hereto is determined by a court, administrative agency or arbitrator to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the fullest extent possible.

16

Section 5.16         Failure or Indulgence not Waiver; Remedies Cumulative. No failure or delay on the part of either Party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement or the Schedule attached hereto are cumulative to, and not exclusive of, any rights or remedies otherwise available.

Section 5.17         Assignment; No Third Party Beneficiaries. Neither this Agreement nor any of the rights and obligations of the Parties may be assigned by either Party without the prior written consent of the other Party, except that (a) a Recipient may assign its rights under this Agreement with respect to the receipt of Services to any Affiliate or Affiliates of the Party of which it is an Affiliate without the prior written consent of the Provider, (b) a Provider may assign any rights and obligations with respect to the provision of Services to any Affiliate or Affiliates of the Provider capable of providing such Services in accordance with the terms and conditions herein without the prior written consent of the Recipient, for so long as such assignee is an Affiliate of Provider or the Party of which the Provider is an Affiliate, and (c) an assignment by operation of Law in connection with a merger or consolidation will not require the consent of the other Party. Notwithstanding the foregoing, each Party will remain liable for all of its respective obligations under this Agreement notwithstanding any assignment of any of its rights or obligations pursuant to this Section 5.17. Subject to the first sentence of this Section 5.17, this Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and assigns and no other person will have any right, obligation or benefit hereunder. Any attempted assignment or transfer in violation of this Section 5.17 will be void.

Section 5.18         Inconsistency. Neither the making nor the acceptance of this Agreement will enlarge, restrict or otherwise modify the terms of the Separation Agreement or constitute a waiver or release by either Party of any liabilities, obligations or commitments imposed upon them by the terms of the Separation Agreement, including the representations, warranties, covenants, agreements and other provisions of the Separation Agreement. In the event of any conflict between the terms of this Agreement (including the Schedule), on the one hand, and the terms of the Separation Agreement, on the other hand, with respect to the subject matters of this Agreement, the terms of this Agreement will control. In the event of any inconsistency between the terms of this Agreement, on the one hand, and the Schedule, on the other hand, the terms of this Agreement (other than charges for Services) will control.

Section 5.19         Interpretation. The headings (and any recitations thereof) contained in this Agreement and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. For all purposes of this Agreement: (i) all references in this Agreement to designated “Sections,” “Schedules” and other subdivisions are to the designated Sections, Schedules and other subdivisions of the body of this Agreement unless otherwise indicated; (ii) the words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section or other subdivision; (iii) “or” is not exclusive; (iv) “including” and “includes” will be deemed to be followed by “but not limited to” and “but is not limited to”, respectively; (v) any definition of, or reference to, any law, agreement, instrument or other document herein will be construed as referring to such law, agreement, instrument or other document as from time to time amended, supplemented or otherwise modified; and (vi) any definition of, or reference to, any statute will be construed as referring also to any rules and regulations promulgated thereunder.

17

Section 5.20         Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page of this Agreement by facsimile or other electronic imaging means will be effective as delivery of a manually executed counterpart of this Agreement.

[Signature page follows]

18

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed as of the date first written above.

Renren Inc.

By:
Name:
Title:

Oak Pacific Investment

By:
Name:
Title:

[Signature Page to Services Agreement]

Schedule 1
Services

Types of Services:

1.	Operational Support Services, including but not limited to services with respect to the operation of sales and marketing, product development, customer service and general administration support services;

2.	Administrative Support Services, including but not limited to secretarial support, event management, conference management, and other day-to-day office support services;

3.	Legal Support Services, including but not limited to support services in respective of contract support services, risk control, compliance and other corporate legal matters;

4.	Human Resources Support Services, including but not limited to recruitment, employee service center, workforce support services, employee data management, payroll and other employment-related matters;

5.	Accounting, Internal Control and Internal Audit Support Services; and

6.	Provision of a non-exclusive license to Software and Technologies that either Party reasonably identifies as reasonably necessary for Recipient to operate its business in the ordinary course, but are owned by the Provider, to use such Software and Technologies for the purpose of operating Recipient’s business in the ordinary course. Any Software shall be provided in object code form (unless otherwise agreed between the Parties), and any Software or Technology shall be licensed to Recipient only if such Software or Technology is licensable by the Provider without breaching any agreements with third parties or confidentiality obligations, or incurring any additional costs unless otherwise agreed between the Parties.

Provider: Renren or an Affiliate of Renren

Recipient: OPI or an Affiliate of OPI

Scope and Volume of Each Type of Services: Based on the Recipient’s reasonable request subject to the terms of this Agreement, provided that the Provider actually performs such Services for itself or its Affiliates during the Service Period.

Price: At market price on an arm’s-length basis.

Service Period: One (1) year starting from the Effective Date

Required Notice Period for Termination by Recipient Pursuant to Section 4.2 of this Agreement: 90 days

Required Notice Period for Termination by Provider Pursuant to Section 4.2 of this Agreement: 90 days

Annex G

Form of

Principal Amount: US$59,260,000

Serial No. 001

RENREN LIANHE HOLDINGS

(Incorporated in the Cayman Islands with limited liability)

SENIOR SECURED PROMISSORY NOTE

FOR VALUE RECEIVED, Renren Lianhe Holdings (“Issuer”), a company incorporated in the Cayman Islands with limited liability (registration no. MC-261574) having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, hereby promises to pay to the order of Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company (“Everbright”) or its permitted registered transferees the sum of US$59,260,000 as the principal (the “Principal”) when due, whether upon the Maturity Date, acceleration or otherwise (in each case in accordance with the terms hereof) and to pay interest on any outstanding Principal, together with any Catch-Up Interest, on the terms herein contained.  This Note is executed by the Issuer by way of deed poll in favor of the Noteholders from time to time.

This senior secured promissory note (including all subsequent notes issued in exchange, transfer or replacement hereof, this “Note”) is issued pursuant to and with the benefit of the Subscription Agreement dated April 30, 2018 made between (i) the Issuer, (ii) Renren Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Renren Listco”), (iii) Oak Pacific Investment, a company incorporated in the Cayman Islands with limited liability (registration no. 326905) (“OPI”), (iv) Renren SF (as defined below) and (v) Everbright as subscriber of this Note. This Note is issued in replacement of that certain senior secured promissory note (the “2015 Note”) issued on October 22, 2015 (the “Original Issue Date”) pursuant to that certain Subscription Agreement dated as of October 20, 2015 made between (i) Renren Listco and (ii) Everbright as subscriber of the 2015 Note (the “2015 Subscription Agreement”).

The issue of this Note was authorized by resolutions of the board of directors of the Issuer passed on the 27th day of April, 2018.

Certain capitalized terms used in the foregoing are defined in Condition 1.

IN WITNESS WHEREOF this Note has been duly executed and delivered as a deed by the Issuer on the 30th day of April, 2018.

EXECUTED AND DELIVERED	)
AS A DEED	)

by	)
authorized signatory for	)
RENREN LIANHE HOLDINGS	)
as the Issuer	)

in the presence of:

Name:

Address:

Occupation:

Terms and Conditions of the Senior Secured Promissory Note

This Note shall be held subject to and with the benefit of the terms and conditions set out below and these terms and conditions shall be binding on the Issuer.

1.	Definition

1.1	For purposes of this Note, the following terms shall have the following meanings, unless the context otherwise requires:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, such first Person;

“Auditors” means the auditors of the Group or SoFi, as applicable, for the time being appointed;

“Big-4 Accounting Firm” means any of Deloitte & Touche, Ernst & Young, KPMG or PricewaterhouseCoopers or any other firm of auditors approved in advance by the Majority Noteholders;

“Break Costs” means the amount (if any) determined by a Noteholder which would indemnify that Noteholder against any loss or liability that it incurs as a consequence of all or any part of the Note being repaid or prepaid other than on the Maturity Date and includes any costs incurred as a result of the Noteholder terminating all or any part of its fixed rate, swap or other hedging arrangements;

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York or Hong Kong are required or authorized to close;

“Change of Control” of a Person means the occurrence of any of the following:

(a)	for the period from the Issue Date to the Share Delivery Date:

(i)	in the case of the Issuer, OPI ceases to hold all of the issued shares of the Issuer; or

(ii)	in the case of OPI, Renren Listco ceases to hold all of the issued shares of OPI; and

(b)	on and from the Share Delivery Date:

(i)	any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) who, as at the Share Delivery Date, is not the “beneficial owner” (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of total voting power of the voting stock of such Person greater than 40% becomes the “beneficial owner” (as such term is used in Rule 13d-3 of the Exchange Act), directly or indirectly, of total voting power of the voting stock of such Person greater than 40%;

(ii)	individuals who on the Share Delivery Date constituted the board of directors of such Person (together with any new directors whose nomination or election was approved by a vote of at least a majority of the members of the board of directors of such Person then in office who were members of the board of directors of such Person on the Share Delivery Date or whose nomination or election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors of such Person then in office;

(iii)	any other transaction or series of related or substantially contemporaneous transactions, whether through merger, amalgamation, consolidation, tender offer, take-over bid, arrangement, Transfer of Equity Securities or assets or otherwise, (A) following which the holders of the Equity Securities of such Person prior to such transaction(s) do not, directly or indirectly, retain beneficial ownership of at least a majority of the voting power of or economic interest in the surviving Person, or (B) in which a majority of the consolidated assets of such Person are Transferred;

(iv)	without limiting the generality of clauses (b)(i)-(iii), in the case of OPI, Mr. Joseph Chen or Mr. James Jian Liu Disposes of more than 50% of the shares in OPI he owns as of the Share Delivery Date or loses his sole and absolute right to nominate or designate any director (or Persons performing similar function) of OPI, including in the event of any Disabling Conduct (as defined under the OPI Shareholders Agreement) or otherwise); or

(v)	without limiting the generality of clauses (b)(i)-(iii), in the case of the Issuer, OPI, Mr. Joseph Chen or Mr. James Jian Liu Disposes of any Equity Securities of the Issuer, or the Issuer issues any new Equity Securities, or Mr. Joseph Chen loses his sole and absolute right to nominate or designate any director (or Persons performing similar function) of the Issuer, including in the event of any Disabling Conduct (as defined under the Lianhe Shareholders Agreement) or otherwise), or the Issuer otherwise ceases to be a direct Subsidiary of OPI.

“Charged Shares” means the shares in SoFi which are the subject of the Share Charge;

“Conditions” means these terms and conditions and “Condition” refers to the relative numbered paragraph of these Conditions;

“Control” means possession, directly or indirectly, of the power to direct or cause the direction of the operations and management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and “Controlling,” “Controlled” and “Controls” shall be construed accordingly;

“Cut-off Date” means the date falling three months after the Issue Date;

“Default” means an Event of Default or Potential Event of Default;

“Default Rate” means twenty per cent (20%) per annum;

“Designated Office” means the office in the PRC for the time being designated by the Issuer and notified to the Noteholders in writing for the transaction of business concerning the Note;

“Disposal” means, any direct or indirect sale, assignment, exchange, transfer, concession, pledge, hypothecation, loan, lease, direct or indirect reservation, waiver, compromise, release, dealing with or in or granting of any option, right of first refusal, power of attorney or other right or interest whatsoever and any agreement for any of the foregoing and “Dispose” shall be construed accordingly;

“Encumbrance” means any mortgage, charge, pledge, lien, hypothecation or other encumbrance, priority or security interest, deferred purchase, title retention, leasing, sale-and-repurchase or sale-and-leaseback arrangement whatsoever over or in any property, assets or rights of whatsoever nature and includes any agreement for any of the same and “Encumber” shall be construed accordingly;

“Equity Securities” means, with respect to any Person, such Person’s capital stock, membership interests, partnership interests, registered capital, joint venture or other ownership interests or any options, warrants or other securities or instruments that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests, registered capital or joint venture or other ownership interests (whether or not such derivative securities are issued by such Person);

“Event of Default” means any of the events or circumstances specified in Condition 9.1;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended;

“Extended Maturity Date” means the fifth anniversary of the Original Issue Date;

“FCPA” means the Foreign Corrupt Practices Act of 1977 of the United States of America, as amended, and the rules and regulations made thereunder;

“Financial Indebtedness” means all indebtedness or obligations for or in respect of (without double counting):

(a)	moneys borrowed or loans or advances received;

(b)	any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c)	any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument or debt securities;

(d)	the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with IFRS, be treated as a finance or capital lease;

(e)	receivables sold or discounted (other than any receivables to the extent they are sold or discounted on a non-recourse basis);

(f)	any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing;

(g)	any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price (and, when calculating the value of any derivative transaction, only the marked to market value shall be taken into account);

(h)	any counter-indemnity obligation in respect of a guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution;

(i)	all unpaid fees, interest, premiums or penalties related to any of the foregoing, whether due and payable currently or at a future time; and

(j)	the amount of any liability in respect of any guarantee or indemnity for any of the items referred to in paragraphs (a) to (i) above.

“Group” means the group of companies comprising OPI, the Issuer, Renren SF, their respective Subsidiaries, VIEs and Subsidiaries of their respective VIEs as at any relevant time and the expression “members of the Group” or “Group Member” shall be construed accordingly;

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board;

“Increased Costs” means:

(a)	a reduction in the rate of return from the Note (or the 2015 Note) or on a Noteholder’s (or its Affiliate’s) overall capital (including, as a result of any reduction in the rate of return on capital brought about by more capital being required to be allocated by such Noteholder);

(b)	an additional or increased cost; or

(c)	a reduction of any amount due and payable under any Transaction Document,

which is incurred or suffered by a Noteholder or any of its Affiliates to the extent that it is attributable to the undertaking, funding or performance by such Noteholder of any of its obligations under any Transaction Document or any participation of such Noteholder in the Note (or the 2015 Note) or any other amount outstanding under the Transaction Documents;

“Issue Date” means April 30, 2018, being the date of issue of this Note;

“Majority Noteholders” means a Noteholder or Noteholders together holding more than 50% of the aggregate outstanding principal amount of the Note;

“Material Adverse Effect” means a material adverse effect on (a) the business, operations, property, performance, condition (financial or otherwise) or prospects of the Group taken as a whole; (b) the ability of any member of the Group to perform its obligations under the Transaction Documents; or (c) the validity or enforceability of the Note or any of the Transaction Documents or the effectiveness or ranking of any Encumbrance granted or purported to be granted under any of the Security Documents;

“Maturity Date” means the Original Maturity Date or, if all of the Noteholders consent in accordance with paragraph 2.2 below, the Extended Maturity Date;

“Net Non-Investment Loss” means, for any Person and with respect to any period, the net loss (if any) of such Person and its Subsidiaries on a consolidated basis during such period, excluding (i) the impact of any change in the carrying value, acquisition or disposition of Portfolio Investments, determined in accordance with IFRS consistently applied, and (ii) Professional Advisor Fees of such Person;

“Noteholders” means holders for the time being of the Note;

“Official Requirement” means any enactment, ordinance, pact, decree, treaty, code, directive, order, notice or official published plan or policy with legal and actual force in any geographical area and/or any class of persons;

“Operating Business” means the advertising agency business as currently operated in the PRC by Beijing Zhenzhong Interactive Information Technology Co., Ltd. and its Subsidiaries;

“Original Maturity Date” means the third anniversary of the Original Issue Date;

“Person” means any natural or legal person, including without limitation any individual, limited liability company, corporation, partnership, association, joint-stock company, trust, unincorporated organization, governmental entity or other entity of a similar nature;

“Portfolio Investments” has the meaning given to it in the Subscription Agreement;

“Potential Event of Default” means any event or circumstance which might become an Event of Default with the passing of time, the giving of notice and/or the making of any determination;

“PRC” means the People’s Republic of China, excluding, solely for purposes of this Note, Hong Kong, the Macau Special Administrative Region and Taiwan;

“Pre-Tax Income” means, for SoFi and with respect to any period, the net income before taxes of SoFi and its Subsidiaries on a consolidated basis during such period, determined in accordance with IFRS consistently applied;

“Principal” means, at any time, the principal amount outstanding in respect of the Note;

“Professional Advisor Fees” of a Person means, with respect to any period, all bona fide fees of lawyers, accountants, financial advisors, tax advisors or other professional advisors, in each case of internationally or regionally recognized reputation, incurred by such Person and its Subsidiaries;

“Redemption Date” means the date on which this Note is redeemed with the full payment of the redemption price pursuant to Condition 5.2;

“Redemption Event” means the giving of notice by the Noteholders to the Issuer under Condition 9.2 requiring repayment of the Note;

“Register” means the register of Noteholders required to be maintained pursuant to Condition 10.1;

“Relevant Authority” means any Person or authority (including any nation, national or local governmental or international organization and any subdivision or agency or executive arm of any of them, any court or judicial officer or any securities exchange) with legal or de facto power to impose and/or enforce compliance with any Official Requirement;

“Renren Debt” means the indebtedness owed by OPI to Renren Listco in an amount up to US$90,000,000 under the Secured Promissory Note dated on or about the Share Delivery Date, between the Issuer and Renren Listco;

“Renren SF” means Renren SF Holdings Inc., a company incorporated in the Cayman Islands with limited liability (registration no. MC-318685).

“Security Documents” means the Share Charge and any additional equitable mortgage entered into pursuant to Condition 8.3;

“Share Charge” means the Equitable Mortgage Over Shares in SoFi dated on the date of this Note executed by Renren SF in favor of Everbright creating a first priority security interest over the Charged Shares as security for, among others, the Issuer’s obligation in respect of the Note;

“Significant Subsidiary” of a Person means any “significant subsidiary” of such Person as defined under Rule 1-02(w) of Regulation S-X;

“SoFi” means Social Finance, Inc., a Delaware corporation;

“SoFi Distribution” means the distribution of the proceeds of disposal (or in-kind distribution) of no more than an aggregate of 1,936,000 shares in SoFi held by Renren SF to (a) DCM III, L.P., DCM III-A, L.P., and/or DCM Affiliates Fund III, L.P. in accordance with section 9.1 of the OPI Shareholders Agreement and/or (b) Joseph Chen in accordance with section 9.3 of the OPI Shareholders Agreement;

“SoftBank Debt” means the indebtedness owed by the Issuer to SoftBank Group Capital Limited in an amount of up to US$60,000,000 under the Secured Promissory Note dated on or about the Share Delivery Date, between the Issuer and SoftBank Group Capital Limited;

“Subordination Agreement” means the Tripartite Deed of Subordination to be dated the Share Delivery Date between Everbright, SoftBank Group Capital Limited, Renren Listco, Issuer, OPI, and Renren SF;

“Subscription Agreement” means the subscription agreement dated April 30, 2018 made among the Issuer, Renren Listco, OPI, Renren SF and Everbright pursuant to which the Issuer issued the Note;

“Subsidiary” means in relation to any Person, a Person:

(a)	that is controlled, directly or indirectly, by the first mentioned Person and/or its Subsidiaries;

(b)	that is a VIE of the first mentioned Person;

(c)	more than half the issued equity share capital of which is beneficially owned, directly or indirectly, by the first mentioned Person and/or its Subsidiaries; or

(d)	that is a Subsidiary of another Subsidiary of the first mentioned Person,

and for this purpose, a Person shall be treated as being controlled by another if that other Person is able to direct its affairs and/or to control the composition of a majority its board of directors or equivalent body (including pursuant to any arrangements entered into in connection with a VIE);

“Total Revenue” means, for SoFi and with respect to any period, the total revenues of SoFi and its Subsidiaries on a consolidated basis during such period, determined in accordance with IFRS consistently applied;

“Transaction Documents” means the Transaction Documents as defined under the Subscription Agreement;

“Transfer Form” means the document substantially in the form of Schedule I hereto or such other form as may reasonably be used by any Noteholder in connection with any assignment or transfer of the Note;

“US$” and “US dollars” mean the lawful currency of the United States of America for the time being;

“VIE” means as of any date any variable interest entity over which the Issuer or any of its Subsidiaries effects Control pursuant to contractual arrangements;

“VIE Contract” means any arrangement, instrument or agreement that is part of any contractual arrangements enabling a Group Member to exercise Control over a VIE Group Member or consolidate the financial condition or results of operations of a VIE Group Member for the purposes of the consolidated financial statements of the Group;

“VIE Group Member” means each VIE and its Subsidiaries from time to time; and

“Warrant” means the Warrant for the Purchase of shares of Series F Preferred Stock of SoFi, dated on the date of this Note, by and between Renren SF and Everbright.

1.2	The definitions adopted in the certificate of this Note shall apply throughout these Conditions. Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to them in the Subscription Agreement.

1.3	In this Note, except to the extent otherwise provided or that the context otherwise requires:

(1)	when a reference is made in this Note to a Condition, Article, Section, Exhibit or Schedule, such reference is to a Condition, Article, Section, Exhibit or Schedule of this Agreement;

(2)	all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Note as if set forth in full herein;

(3)	the headings for this Note are for reference purposes only and do not affect in any way the meaning or interpretation of this Note;

(4)	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Note, refer to this Note as a whole and not to any particular provision of this Note;

(5)	the words “include”, “includes” or “including,” when used in this Note, shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import;

(6)	“writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(7)	all terms defined in this Note have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(8)	the definitions contained in this Note are applicable to the singular as well as the plural forms of such terms;

(9)	references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder;

(10)	references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule;

(11)	references to a Person are also to its successors and permitted assigns; and

(12)	the use of the term “or” is not intended to be exclusive.

1.4	In these Conditions, any reference to:

(1)	“materiality” in respect of any matter, thing or circumstance or references to any matter, thing or circumstance being “material” is, subject as otherwise provided in these Conditions, to that matter, thing or circumstance (in the reasonable opinion of the Majority Noteholders) having or being likely to have a material consequence or significant effect in the context of the relevant situation and, where relevant, having regard to:

(a)	the business, operations, property, condition (financial or otherwise) or prospects of the Group taken as a whole;

(b)	the ability of the Issuer or any other Group Member to perform its obligations under these Conditions and/or the Security Documents to which they are parties; or

(c)	the validity or enforceability of these Conditions and/or the rights or remedies of the Noteholders under these Conditions and/or the Security Documents; or

(d)	the effectiveness or ranking of any Encumbrance granted or purported to be granted under any of the Security Documents; and

(2)	any matter, warranty or obligation being correct, performed or satisfied in “any material respect” or “in all material respects” is to that matter, warranty or obligation (in the reasonable opinion of the Majority Noteholders) being substantially correct, performed or satisfied to the extent that there has been no inaccuracy or omission which, in the relevant circumstances, has any material effect or material consequence.

1.5	An Event of Default is “continuing” if it has not been remedied to the reasonable satisfaction of the Majority Noteholders or waived by the Majority Noteholders in writing. A waiver of an Event of Default may be given by the Noteholders individually and if given, shall bind only the Noteholder giving it.

1.6	Whenever payment to be made or determination of a matter under these Conditions requires the conversion or comparison of two different currencies, the exchange rate to be applied shall be the middle rate of exchange between the buying and selling rates for the currencies in question as quoted by The Hongkong and Shanghai Banking Corporation Limited in Hong Kong at or before 11:00 a.m. on the relevant payment or determination date.

2.	Maturity Date

This Note shall mature on the Maturity Date.

2.1	If:

(1)	Total Revenue as shown in the audited consolidated financial statements of SoFi and its subsidiaries (as audited by a Big-4 Accounting Firm) for the 12 months ending 31 December 2017 is not less than US$460 million and Pre-Tax Income as shown in the audited consolidated financial statements of SoFi and its subsidiaries for the 12 months ending 31 December 2017 is not less than US$210 million; and

(2)	Total Revenue is not less than US$290 million and Pre-Tax Income is not less than US$140 million, in each case as shown on the management accounts provided by SoFi for the financial half-year ending 30 June 2018;

and, if the Issuer and the Noteholders mutually agree to extend the Maturity Date in writing, then the Maturity Date shall be extended to the Extended Maturity Date; provided that (i) there is no Default outstanding on the date of the request and the conditions in sub-paragraphs (1) and (2) are met and (ii) the Issuer shall use reasonable best efforts to procure that such management accounts referred in clause (2) above are reviewed by a Big-4 Accounting Firm.

3.	Status and Security

3.1	This Note constitutes direct, general, unconditional, unsubordinated and secured obligations of the Issuer. The payment obligations of the Issuer under this Note shall, save for such exceptions as may be provided by applicable law, at all times rank at least equally with all of its other present and future direct, general, unconditional and unsubordinated obligations and at all times rank senior to all of its present and future subordinated obligations.

3.2	In addition, the Note and the payment obligations and the performance of all the obligations of the Group Companies under the Transaction Documents are secured by the Security Documents.

4.	Interest; Catch-Up Interest

4.1	The Noteholders shall be entitled to interest that accrues at the rate of nine percent (9%) per annum, on the outstanding Principal of this Note, due and payable on the Maturity Date; provided that (A) for any period during which an Event of Default has occurred and is continuing, the Noteholders shall be entitled to interest that instead accrues at the Default Rate on the outstanding Principal and any other amounts due and payable under this Note (including, but not limited to, any Catch-Up Interest then due but unpaid) and (B) if the whole amount of the Principal is repaid on or before the Cut-off Date together with all accrued but unpaid interest under the Note, then the rate at which interest shall have accrued on the outstanding Principal of this Note through the date of such repayment shall be reduced to six per cent (6%) per annum, and for the avoidance of doubt, such reduced rate of interest shall be applied in determining whether or not all accrued and unpaid interest under this Note has been paid on or before the Cut-off Date. The Issuer’s obligation to pay interest accruing at the Default Rate pursuant to the preceding sentence shall be without prejudice to other obligations and liabilities of the Issuer herein contained.

4.2	In lieu of the accrued but unpaid interest under the 2015 Note, interest under this Note will be deemed to have accrued on the Principal from the Original Issue Date to the Issue Date at the rate of six per cent (6%) per annum, such that as at the Issue Date the amount of accrued but unpaid interest under this Note will be US$ 8,987,766.67.

4.3	Whenever it is necessary to compute the amount of (i) interest which has accrued for the period of one month, such monthly interest shall be calculated by dividing the annual interest payable in respect of this Note by twelve and (ii) interest which has accrued for a period of less than one month, the daily interest shall be calculated by dividing the annual amount of interest by 360 and on the basis of the actual number of days elapsed.

4.4	If the effective interest rate under this Note exceeds the legally permissible maximum rate in any relevant jurisdiction, the interest rate under this Note shall be lowered to that maximum rate.

4.5	If a Noteholder or Noteholders hold the Warrant (and no other person holds the Warrant or part thereof) and if (i) the Note is required to be repaid in full in accordance with Condition 5.2 or 5.4, or (ii)(A) the Warrant is not exercised in full on or prior to the Extended Maturity Date and (B) the Note is repaid in full in accordance with Condition 5.3 or required to be repaid in full on the Maturity Date in accordance with Condition 5.1, or (iii) the Note is required to be repaid in full in accordance with Condition 5.5, then the Majority Noteholders shall have the right, but not the obligation, to require the Issuer to pay, at the time repayment is required to be made (in the case of clause (i) above), or on the Business Day immediately following the Extended Maturity Date (in the case of clause (ii) above), or at the time the Principal is required to be repaid pursuant to Condition 5.5 (in the case of clause (iii) above), as applicable, to each Noteholder who held any Principal that has been repaid or holds any Principal that is so required to be repaid (the aggregate amount of such previously repaid and outstanding Principal, such Noteholder’s “Cumulative Principal”), an amount notified by such Noteholder to the Issuer in cash (the “Catch-Up Interest”) which, when aggregated with all other interest previously paid by the Issuer with respect to such Noteholder’s Cumulative Principal (other than the portion of any interest paid at the Default Rate pursuant to proviso (A) of the first sentence of Condition 4.1 in excess of 9% per annum (or 6% per annum if proviso (B) to Condition 4.1 applies)) and taking into account the timing of all such payments, would yield an internal rate of return on such Noteholder’s Cumulative Principal of 10%, calculated from the Original Issue Date to the full repayment of the Note pursuant to Condition 5.2 or 5.4 (in the case of clause (i) above) or Condition 5.3 or 5.1 (in the case of clause (ii) above) or Condition 5.5 (in the case of clause (iii) above); provided that each Noteholder party to the Warrant shall deliver to the Issuer and Renren SF a written consent to the termination of the Warrant (other than in the case of clause (ii) above).

5.	Repayment and Redemption

5.1	Unless previously redeemed as provided herein, the Issuer shall repay on the Maturity Date 100% of the outstanding Principal together with accrued but unpaid interest from and including the Issue Date up to but excluding the Maturity Date and any interest deemed to have accrued as at the Issue Date in accordance with paragraph 4.2 above. Catch-Up Interest shall also be paid in accordance with Condition 4.5 on the date specified in Condition 4.5.

5.2	The Issuer shall redeem this Note immediately upon the occurrence of a Redemption Event at the redemption price which is equal to: 100% of the outstanding Principal together with accrued but unpaid interest from and including the Issue Date up to but excluding the Redemption Date, any interest deemed to have accrued as at the Issue Date in accordance with paragraphs 4.1 and 4.2 above and any Break Costs. Catch-Up Interest shall also be paid in accordance with Condition 4.5 on the date specified in Condition 4.5.

5.3	The Issuer may, by not less than thirty (30) days’ advance written notice to each Noteholder, redeem this Note, in whole or in part, prior to the Maturity Date at the redemption price which is equal to 100% of the outstanding Principal subject to such redemption together with accrued but unpaid interest from and including the Issue Date up to but excluding the date of such redemption and any interest deemed to have accrued as at the Issue Date in accordance with paragraph 4.2 above, in each case on the outstanding Principal subject to such redemption, and any Break Costs. The portion of the outstanding Principal subject to such redemption shall be allocated among the Noteholders pro rata based on the amount of outstanding Principal held by each Noteholder immediately prior to such redemption. Catch-Up Interest shall also be paid in accordance with Condition 4.5 on the date specified in Condition 4.5.

5.4	If there occurs following the Original Issue Date (i) a Change of Control of SoFi or (ii) any of the events described in Condition 9.1 (other than the following clauses under Conditions 9.1: (1), (2), (5), (6), (9), (10), (19), (21), (22), (24), (25)) with respect to SoFi or any of its Significant Subsidiaries (provided that any reference to a “Material Adverse Effect” in Condition 9.1 shall be deemed to be a reference to a material adverse effect on the business, properties, assets, liabilities, operations, results of operations, financial condition or prospects of SoFi and its Subsidiaries, taken as a whole) (each a “SoFi Redemption Event”), then the Majority Noteholders shall have the right (but not the obligation), by no less than 10 Business Days written notice, to require the Issuer to immediately repay the full amount of the outstanding Principal, together with accrued but unpaid interest from and including the Issue Date up to but excluding the date of such redemption, any interest deemed to have accrued as at the Issue Date in accordance with paragraph 4.2 above and any Break Costs; provided that to the extent the Group has not received any cash proceeds in respect of such SoFi Redemption Event, or the cash proceeds received by the Group in respect of such SoFi Redemption Event are not sufficient to make such repayment, the Issuer shall not be required to pay the shortfall between cash proceeds received and the amount required to be repaid to the Noteholders until the date that is four (4) months following the date on which such notice is delivered. For the avoidance of doubt, interest shall continue to accrue on or after the date on which such notice is delivered. Catch-Up Interest shall also be paid in accordance with Condition 4.5 on the date specified in Condition 4.5.

5.5	Without prejudice to other provisions hereof, if the funds of the Issuer available for payment or redemption (the “Legally Available Redemption Funds”) are insufficient to pay or redeem all the amounts under the Note on the Maturity Date or any other applicable payment or redemption date, the Legally Available Redemption Funds will be used to satisfy the payment or redemption rights of each Noteholder ratably in proportion to the amount of outstanding Principal held by each Noteholder immediately prior to such payment or redemption. The Issuer shall in good faith use all reasonable efforts as expeditiously as possible to increase the amount of Legally Available Redemption Funds including without limitation, causing any member of the Group to distribute any and all available funds to the Issuer for purposes of paying the outstanding payment or redemption price. At any time thereafter when additional funds of the Issuer are available for the payment or redemption of any unrepaid or unredeemed part of the Note or any other amounts due in connection with the Note, such funds will be used, as soon as possible but in any event no later than the end of the next month-end, to first pay or redeem the balance of the Note or such portion thereof for which funds are available, which the Issuer has become obliged to pay or redeem on the applicable payment or redemption date but which it has not repaid or redeemed. Notwithstanding the foregoing, the Issuer shall be liable for breach of this Note in the event that Conditions 5.1 to 5.6 (inclusive) above are not complied with and nothing herein shall affect or prejudice the right of any Noteholder to enforce the Security Documents or take any other action available to it as a result of any failure to so comply.

5.6	If this Note is redeemed in whole pursuant to Condition 5.3 and the Noteholder remains immediately prior to such redemption the “Holder” of the Warrant (as defined in the Warrant), such Noteholder will promptly take all actions reasonably necessary to release such number of Charged Shares from the security created under the Share Charge such that the number of remaining shares of Series F Preferred Stock in SoFi subject to the security created under the Share Charge equals the maximum number of shares of Series F Preferred Stock in SoFi that the “Issuer” under the Warrant or its successor or permitted assignee may be obligated to transfer pursuant to the Warrant.

6.	Payment Provisions

6.1	Payment of the Principal, interest, any Catch-Up Interest and all other sums due from the Issuer under this Note, or any part thereof, shall be made by telegraphic transfer of immediately available funds to the bank account(s) of the Noteholder(s) or to the bank account(s) of such Person as any Noteholder may by notice in writing have directed on condition that such notice shall have been received by the Issuer at least two (2) Business Days prior to the date of such payment. All payments by the Issuer under this Note shall be made in US dollars.

6.2	If the due date for payment of any amount in respect of this Note is not a Business Day, the Issuer shall make payment on the next following Business Day in the same manner together, if interest has been accruing on the outstanding and unpaid Principal, with interest accrued in respect of any such postponement.

6.3	All payments by the Issuer in respect of this Note will be made without deduction or withholding for or on account of any present or future taxes or duties of whatever nature levied by or on behalf of any relevant jurisdictions or any political subdivision or taxing authority thereof or therein (or any other taxing jurisdiction), unless deduction or withholding of such taxes or duties is required by applicable law. In the event such withholding or deduction is so required, the amount of the payment due from the Issuer will be increased to an amount which (after making such withholding or deduction) leaves an amount equal to the payment which would have been due if no such withholding or deduction had been required.

6.4	If any sum due from the Issuer in respect of this Note or any order or judgment given or made in relation thereto has to be converted from the currency (“First Currency”) in which the same is payable under these Conditions, or such order or judgment into another currency (“Second Currency”) for the purpose of:

(1)	making or filing a claim or proof against the Issuer;

(2)	obtaining an order or judgment in any court or other tribunal; or

(3)	enforcing any order or judgment given or made in relation to this Note,

the Issuer shall indemnify the Noteholders, on the written demand of the Noteholders addressed to the Issuer and delivered to the Issuer, against any loss suffered as a result of any discrepancy between (i) the rate of exchange used for such purpose to convert the sum in question from the First Currency into the Second Currency and (ii) the rate or rates of exchange at which the Noteholders may in the ordinary course of business purchase the First Currency with the Second Currency upon receipt of a sum paid to it in satisfaction, in whole or in part, of any such order, judgment, claim or proof. Such indemnity constitutes a separate and independent obligation of the Issuer and shall give rise to a separate and independent cause of action.

6.5	Subject to paragraph 6.6 below. the Issuer shall, within three Business Days of a demand by a Noteholder, pay to that Noteholder the amount of any Increased Costs incurred by that Noteholder or any of its Affiliates as a result of (i) after the Original Issue Date the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation or (ii) compliance with any law or regulation made after the Original Issue Date. The terms "law" and "regulation" in this paragraph (a) shall include any law or regulation concerning capital adequacy, prudential limits, liquidity, reserve assets or tax.

6.6	The Issuer will not be required to indemnify a Noteholder or its Affiliates to the extent any Increased Cost is:

(1)	attributable to a tax deduction required by law to be made by the Issuer (for the avoidance of doubt, subject to compliance with paragraph 6.3 above);

(2)	compensated for by paragraph 6.3 above; or

(3)	attributable to the wilful breach by the relevant Noteholder or its Affiliates of any law or regulation.

7.	Warranties

7.1	Each of the representations and warranties set out in Sections 4.1 (Organization and Qualification), 4.2 (Authorization; Enforcement; Validity) to 4.6 (Issuance of Purchased Securities; Transaction Documents) (inclusive), 4.12 (Litigation) to 4.16 (Title to Property and Assets) (inclusive), and Section 4.19 (Variable Interest Entities) of the Subscription Agreement will be deemed to be made by the Issuer to the Noteholders on each date that any amount remains outstanding in respect of the Note, provided that:

(1)	the representation set out in the final sentence of Section 4.1 (Organization and Qualification) will not be deemed to be repeated; and

(2)	the representations set out in Sections 4.2 (Authorization; Enforcement; Validity) to 4.4 (Consents) (inclusive) will be deemed to be repeated in respect of the Transaction Documents only.

8.	Covenants by the Issuer

8.1	The Issuer covenants to ensure and in favor of the Noteholders that, so long as:

(i)	the principal amount of this Note or any interest payable under Condition 4.1 or 4.2 has not been fully paid, each of the covenants, undertakings, requirements and provisions in this Condition 8.1; and

(ii)	any payment obligation (whether contingent or otherwise, including the contingent obligation to pay the Catch-Up Interest) has not been fully satisfied or discharged under this Note, each of the covenants, undertakings, requirements and provisions in paragraphs (1)(a), (1)(b), (2)(a), 2(b), (3), (4), (8), (9) and (10) in this Condition 8.1, will be observed, complied with, maintained and carried into effect:

(1)	Share Capital, Corporate Structure and Distributions

(a)	the Issuer will not, and will procure OPI not to cause, suffer or permit any amalgamation, merger, demerger, consolidation or restructuring of OPI, the Issuer or any Subsidiary of OPI or the Issuer nor enter into any corporate reconstruction save for (i) the Transaction or (ii) with the prior written approval of all Noteholders;

(b)	the Issuer shall not, and shall procure OPI not to cause, suffer or permit any winding-up, liquidation or dissolution of OPI, the Issuer or any Subsidiary of OPI or the Issuer or institution of bankruptcy, receivership, assignment for the benefit of creditors, or similar insolvency-related proceedings of which OPI, the Issuer or any Subsidiary of OPI or the Issuer is a subject, save with the prior written approval of all Noteholders;

(c)	save with the prior written approval of the Majority Noteholders, the Issuer will not and will procure each of OPI and its Subsidiaries not to make any purchase or provide financial assistance for any purchase of shares in any member of the Group or make any redemption of share capital or share premium account involving any repayment to their respective shareholders either in cash or in specie or reduce any uncalled liability in respect thereof;

(d)	save with the prior written approval of the Majority Noteholders, the Issuer will not, and the Issuer will procure that no other member of the Group will, declare or pay any dividends, bonus shares and other distributions to any of its shareholders save for:

(i)	any dividend or distribution by a Group Member wholly owned by the Issuer to the Issuer or another Group Member wholly owned by the Issuer,

(ii)	from the Issuer to OPI in cash, provided that:

(01)	the aggregate amount of all such dividends and distributions permitted under this Condition 8.1(1)(a)(ii)(01) and all loans, moneys, credit, guarantee or indemnity permitted under Condition 8.1(6)(a)(ii)(01) shall not exceed US$25,000,000 and that the Issuer shall procure that OPI shall use the proceeds of such dividends and distributions solely to fund the Approved OPI Loan; or

(02)	the aggregate amount of all such dividends and distributions permitted under this Condition 8.1(1)(d)(ii)(02) and all loans, moneys, credit, guarantee or indemnity permitted under Condition 8.1(6)(a)(ii)(02) shall not exceed US$500,000 in any calendar year and that the Issuer shall procure that OPI shall use the proceeds of such dividends and distributions solely to pay (A) expenses incidental to the maintenance of the corporate existence of OPI and its Subsidiaries and (B) Professional Advisor Fees in connection with the Issuer’s management of the Portfolio Investments and the Operating Business; or

(iii)	a SoFi Distribution.

(2)	Constitution

(a)	the Issuer shall observe all the provisions of its memorandum and articles of association and shall procure the compliance by each other member of the Group with the provisions of their respective memoranda and articles of association or comparable constitutional documents in all material respects;

(b)	the Issuer will not (and will procure that no other member of the Group will) alter or amend any provisions of its memorandum and articles of association, the OPI Shareholders Agreement or the Lianhe Shareholders Agreement (or comparable constitutional documents) that could adversely affect the rights of the Noteholders contemplated under the Transaction Documents save with the prior written approval of the Majority Noteholders;

(c)	the Issuer will procure that any sections with respect to any distribution preferences or amounts thereof under the OPI Shareholders Agreement, including the definition of “DCM Initial SoFi Shares”, Sections 9.2, 9.4 and 13 thereof, will not be amended without the prior written approval of the Majority Noteholders;

(3)	Compliance with Legal Requirements

(a)	the Issuer shall duly comply, and shall procure that each other member of the Group shall duly comply, with all material statutory requirements with respect to the filing of reports, accounts and statements and the furnishing thereof to such statutory or other bodies or Persons required or entitled by law to receive the same;

(b)	the Issuer shall, and shall procure that each other member of the Group shall, comply fully with all applicable laws, bye-laws, rules, regulations and codes of conduct (including Anticorruption Laws) and conduct its affairs so as to ensure that there is no material breach or failure by such Person to comply with its duties and obligations thereunder;

(c)	the Issuer shall, and shall procure that each other member of the Group shall, maintain all material licenses, consents and authorizations whatsoever which are required or necessary to carry on the business and activities of each member of the Group from time to time;

(4)	Financial Records and Accounts; Portfolio Investments

(a)	the Issuer will keep, and procure that each other member of the Group keeps, true and accurate books of account and records and to enter therein full particulars of all dealings and transactions in relation to the business of the Issuer or such other member of the Group pursuant to a system of accounting established and administered in accordance with IFRS and the Issuer will procure that such records shall during normal business hours be available for inspection by the Noteholders and their professional advisers;

(b)	the Issuer will furnish to each Noteholder, (i) within 45 days after the end of each of the first three fiscal quarters of any fiscal year, the unaudited consolidated balance sheet of OPI and its Subsidiaries as at the end of such quarter and the related unaudited statement of operations and cash flow for such quarter and for the portion of such fiscal year then ended, in each case prepared in accordance with IFRS consistently applied, and (ii) within 90 days after the end of each fiscal year, (A) the audited consolidated balance sheet of the OPI and its Subsidiaries as at the end of such fiscal year and the related audited statement of operations and cash flow for such fiscal year, in each case prepared in accordance with IFRS consistently applied and certified by a firm of independent public accountants with international repute reasonably satisfactory to Everbright and (C) OPI’s annual operating budget for the coming fiscal year;

(c)	the Issuer will, as soon as practicable after the end of each fiscal quarter and in any event within 10 days thereafter, furnish to the Noteholders an updated schedule of all Portfolio Investments, setting forth with respect to each such Portfolio Investment a brief description of the nature thereof, the entity issuing such Portfolio Investment, the type and amount of securities or other interests held with respect thereto, the percentage ownership of the Group in such entity, the book carrying value thereof in the Group’s financial statements as determined in accordance with IFRS and a good faith estimate by the Issuer of the market value thereof, together with a certificate signed by the principal financial officer of OPI to the effect that such updated schedule and the information contained therein are true and correct as at the end of such quarter;

(d)	if the Issuer fails to comply with any of the obligations set out in paragraph (b) or (c) above, and has not remedied such failure within fifteen (15) days following written notice from the Majority Noteholders, the Majority Noteholders may appoint a firm of certified public accountants of its own choosing to produce and submit such information and the Issuer shall give those accountants such assistance (including reasonable access to the Group’s premises, books, records and computers) as they shall reasonably require. The reasonable fees of those accountants shall be borne by the Issuer, and shall be paid in full by the Issuer within fourteen (14) days after presentation of any relevant invoice;

(e)	the Issuer will not and will procure any other member of the Group not to change its financial year end date save with the prior written approval of the Majority Noteholders; and

(f)	the Issuer shall ensure that none of its Portfolio Investments is, directly or indirectly, held by any Group Member incorporated in the PRC.

(5)	Transactions with Affiliates

(a)	the Issuer will not, and will procure that no member of the Group will, enter into any agreement, dealing or transaction with any Person that is not a member of the Group, save for (i) the Separation Agreement, the Separation and the Transaction, including, without limitation, the incurrence of the Renren Debt and the SoftBank Debt and entry into the OPI Shareholders Agreement and Lianhe Shareholders Agreement, (ii) on arm’s length terms for full market value, (iii) otherwise with the prior written approval of the Majority Noteholders, or (iv) the SoFi Distribution;

(6)	Granting of Credit and Borrowing

(a)	the Issuer will not and will procure that no member of the Group will make loans, advance moneys, grant credit to or guarantee or indemnify the liability of any Person save:

(i)	with the prior written approval of the Majority Noteholders;

(ii)	from OPI, the Issuer or a wholly owned Subsidiary of the Issuer to OPI, the Issuer or another wholly owned Subsidiary of the Issuer; provided that, if such second Subsidiary is a VIE Group Member and/or incorporated in the PRC, the member of the Group making the loan, advancing moneys, granting credit or guaranteeing or indemnifying the liability is also a VIE Group Member and/or incorporated in the PRC, as applicable; provided, further, that:

(01)	the aggregate amount all loans, moneys, credit, guarantee and indemnity to or for the benefit of OPI permitted under this Condition 8.1(6)(a)(ii)(01) and all dividends and distributions permitted under Condition 8.1(1)(d)(ii)(01) shall not exceed US$25,000,000 and that the Issuer shall procure that OPI shall use the proceeds of all such loans, moneys, credit, guarantee and indemnity to or for the benefit of OPI solely to fund the Approved OPI Loan; or

(02)	the aggregate amount all loans, moneys, credit, guarantee and indemnity to or for the benefit of OPI permitted under this Condition 8.1(6)(a)(ii)(02) and all dividends and distributions permitted under Condition 8.1(1)(d)(ii)(02) shall not exceed $500,000 per year, and that the Issuer shall procure that OPI shall use the proceeds of all such loans, moneys, credit, guarantee and indemnity to or for the benefit of OPI to pay (A) expenses incidental to the maintenance of the corporate existence of OPI and its Subsidiaries and (B) Professional Advisor Fees in connection with the Issuer’s management of the Portfolio Investments and the Operating Business;

(iii)	for a loan (or loans) to a party (or parties) approved by the board of directors of OPI the total principal amount of which does not exceed US$25 million or its equivalent in another currency (the “Approved OPI Loan”); or

(iv)	for an Encumbrance over shares of SoFi to secure the SoftBank Debt and/or Renren Debt as contemplated by and in accordance with the Subordination Agreement provided that the enforcement of such Encumbrance is subject to the Subordination Agreement;

(b)	save with the prior written approval of the Majority Noteholders, the Issuer will not, and will procure that no member of the Group will, borrow any money from any source or suffer to exist or incur any Financial Indebtedness save for:

(i)	the SoftBank Debt and the Renren Debt, provided that (A) such Financial Indebtedness has been subordinated pursuant to the Subordination Agreement and (B) the SoftBank Debt, the Renren Debt, the Subordination Agreement and the terms thereof shall not be amended or terminated in a manner prejudicial to the Noteholders without the prior written consent of the Majority Noteholders;

(ii)	a loan permitted under paragraph 6(a)(ii) above;

(c)	save with the prior written approval of the Majority Noteholders, the Issuer will not, and will procure that no Loan Party will, create, incur, be liable for or permit to subsist any obligation or liability that ranks or would rank senior to or pari passu with that Loan Party’s obligations under the Transaction Documents, whether in the event of a liquidation, dissolution, winding up, bankruptcy, reorganization or insolvency or otherwise.

(7)	Negative Pledge

(a)	the Issuer will not and will ensure that no member of the Group will (without the prior written approval of the Majority Noteholders) conduct or engage in any business or activity other than passive investment management (without, for the avoidance of doubt, exercising any Control, directly or indirectly, in the day-to-day management and operations of any investee entity or business) and the Operating Business;

(b)	the Issuer will not and will ensure that no member of the Group will (without the prior written approval of the Majority Noteholders) create or agree to create or permit to subsist any Encumbrance, directly or indirectly, over or in respect of any Portfolio Investments, any Group Member or any interest (whether equity, voting or otherwise) in any of the foregoing, or any part thereof except (i) pursuant to the Security Documents; (ii) over shares of SoFi to secure the SoftBank Debt as contemplated by and in accordance with the Subordination Agreement provided that the amount and enforcement of such Encumbrance is subject to the Subordination Agreement; and (iii) over shares of SoFi to secure the Renren Debt as contemplated by and in accordance with the Subordination Agreement provided that the amount and enforcement of such Encumbrance is subject to the Subordination Agreement;

(c)	notwithstanding anything to the contrary contained herein, the Issuer will not and will ensure that no member of the Group will (without the prior written approval of the Majority Noteholders) Dispose of (including for the avoidance of doubt to any other member of the Group) any Portfolio Investment (including without limitation the SoFi Securities) except:

(i)	pursuant to a SoFi Distribution;

(ii)	where the net proceeds of such Disposal are sufficient for and applied in the redemption of this Note in whole in accordance with Condition 5.3; or

(iii)	where the net proceeds of such Disposal are applied in redemption of this Note in part in accordance with Condition 5.3 and the Majority Noteholders have given prior written approval of the consideration for such Disposal (such approval to be given or denied by the Majority Noteholders within ten Business Days of the Issuer providing in writing details of the Portfolio Investment to be disposed of and the consideration for such disposal).

(8)	Provision of Information

(a)	in the event of any Group Member being notified of any investigation, inquiry or proceeding into the affairs of the Group by any Relevant Authority, the Issuer shall promptly and regularly keep the Noteholders informed as to the status and progress thereof and, at the Noteholders’ request in writing, supply the Noteholders with any relevant documents in connection therewith subject to confidentiality treatments (if any) required by the Relevant Authorities or by law;

(b)	the Issuer will notify the Noteholders in writing immediately upon becoming aware of the occurrence of any Default;

(c)	the Issuer shall promptly provide:

(i)	upon becoming aware of the same, any information and details of any claim, dispute, litigation, arbitration, investigation or proceedings which are current, threatened or pending against any member of the Group, Renren Listco, any of its Subsidiaries or any director or officer of any of the foregoing, and which (i) if adversely determined, might, individually or in the aggregate, have a Material Adverse Effect or (ii) arises out of or in connection with the Transaction Documents and the transactions contemplated thereby, including the Separation Agreement, the Separation and the Transaction;

(ii)	upon becoming aware of the same, the details of any material breach, default or non-compliance with the terms of a VIE Contract or any amendment or waiver to, or consent granted or to be granted under, a VIE Contract;

(iii)	such financial and other information concerning the financial condition, business and operations of any member of the Group as the Noteholders may request for the purpose of ascertaining whether there has been any breach of these Conditions or whether any Default has occurred;

(d)	the Issuer will notify the Noteholders in writing immediately upon becoming aware of any event, occurrence, circumstance, development or change that would, or would reasonably be expected to, individually or in the aggregate, materially and adversely affect the value of any Portfolio Investment;

(9)	Tax

the Issuer will, and will ensure that each member of the Group will:

(a)	file or cause to be filed all tax returns required to be filed in all jurisdictions; and

(b)	pay all taxes shown to be due and payable or any assessments made against it, except to the extent such amounts are being contested in good faith and by appropriate means where such payment may be lawfully withheld and for which adequate reserves have been established by it taking into account the amount potentially payable.

(10)	Compliance with Obligations

(a)	the Issuer will ensure that all the Security Documents remain valid and effective and enforceable in accordance with their respective terms;

(b)	save with the prior written approval of the Majority Noteholders, the Issuer will not, and will ensure that each member of the Group will not, enter into any deed, agreement, assignment, instrument or document or take any other action whatsoever which may reasonably be expected to result in any breach of these Conditions or any of the terms and conditions of the Transaction Documents;

(c)	the Issuer will, and will ensure that each member of the Group will, comply with all the obligations, commitments, undertakings, warranties, indemnities and covenants imposed upon it under these Conditions and the Transaction Documents to which it is a party;

(d)	The Issuer will procure that no Group Member, nor any director, officer, employee, agent or representative of any of the foregoing, is a Sanctions Target or is located, organized or resident in a country or territory that is a Sanctions Target; and

(e)	The Issuer will not, and will procure that no other member of the Group will, violate any applicable Sanctions Laws and Regulations or knowingly engage in any dealings or transactions with any Person, or in any country or territory, that is a Sanctions Target.

(11)	VIE Structure

(a)	The Issuer shall not (and the Issuer shall ensure that each Person who is party to a VIE Contract, each holder or owner of any interest in any VIE Group Member and each other Group Member will not), without the prior written consent of the Majority Noteholders:

(i)	make or agree to any amendment, waiver, consent or variation of or supplement to any provision of any VIE Contract where such amendment, variation, waiver, consent or supplement is or would reasonably be expected to be materially adverse to the interests of the Noteholders;

(ii)	terminate, rescind, supersede, cancel or agree to terminate, rescind, supersede or cancel any VIE Contract; or

(iii)	assign, transfer, novate or otherwise dispose of any or all of its rights and/or obligations under any VIE Contract.

(b)	The Issuer shall (and the Issuer shall procure that each Person who is party to a VIE Contract, each holder or owner of any interest in any VIE Group Member and each other Group Member will) perform and comply with its obligations under or in connection with the VIE Contracts to which it is a party where failing to do so would materially adversely affect the interests of the Noteholders under the Transaction Documents.

(c)	The Issuer shall (and the Issuer shall procure that each Person who is party to a VIE Contract, each holder or owner of any interest in any VIE Group Member and each other Group Member will) take all commercially reasonable steps to preserve and enforce its rights, and pursue any claim or remedy, it has under or in connection with any VIE Contracts to which it is a party, where failing to do so would materially adversely affect the interests of the Noteholders under the Transaction Documents.

(d)	The Issuer shall not (and the Issuer shall ensure that no Group Member will) enter into or establish any new VIE Contract without the prior written consent of all of the Noteholders.

8.2	The Issuer hereby covenants and agrees in favor of the Noteholders that the Issuer will not, and will procure that each other Group Member will not, by amendment of its memorandum or articles of association (or comparable constitution documents), shareholders’ agreements (or similar agreements among shareholders), or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms of this Note, and shall at all times in good faith carry out all of the provisions of this Note and take all action as may be required to protect the rights of the Noteholders under this Note.

8.3	On or after the Original Issue Date, in the event of (w) a Disposal by Renren Listco, the Issuer and/or any of their respective Subsidiaries of equity securities of SoFi or any of its Subsidiaries (other than the Disposal of shares of Series F Preferred Stock of SoFi by Renren Listco to Renren SF as part of the Transaction), (x) a Disposal by any other holder of equity securities of SoFi of more than 3% of the outstanding equity securities of SoFi, (y) a public or private equity financing or fund raising by SoFi or any of its direct or indirect subsidiaries or parent holding companies, in the case of each of (w), (x) and (y) at an implied equity value of SoFi (the “Updated Valuation”) of less than US$3,200,000,000 (or any previously established Updated Valuation), or (z) receipt by or grant by a competent Governmental Authority to any shareholder of SoFi (including the Issuer) of any monetary damages or other remedy pursuant to the SoFi Series F Documents, whether at law or in equity and whether arising from a breach of representation or breach of warranty claim or otherwise (each of (w), (x), (y) and (z), a “Valuation Event”), the Issuer shall within 10 days thereof execute or cause to be executed an additional equitable mortgage (in substantially the same form as the Share Charge or such other form reasonably satisfactory to the Majority Noteholders) in favor of the Noteholders creating a first priority interest, as security for, among others, the Issuer’s obligations in respect of the Note, over an additional amount of equity securities of SoFi (“Subsequent Charged Shares”) held by the Issuer and selected by the Majority Noteholders in its discretion which, together with all Charged Shares and other Subsequent Charged Shares, are valued in the aggregate at no less than two times the amount of the Principal then outstanding and any other amounts then due and payable hereunder, based on the Updated Valuation or, in the case of clause (z) above, based on an equity value of SoFi of US$3,200,000,000 less the decrease in equity value implied by the value of all such remedies previously received or granted and the amount of SoFi equity securities with respect to which such remedies were paid or granted, determined (if not in cash) by an independent appraiser jointly retained by the Majority Noteholders and the Issuer. The Issuer shall promptly (and in any event within two (2) days of becoming aware) notify the Noteholders in writing of (i) any event, occurrence, circumstance, development or change that, individually or in the aggregate with other events, occurrences, circumstances, developments and/or changes, would or would reasonably be expected to lead to a Valuation Event and (ii) any action taken by the Issuer, SoFi or their respective Subsidiaries or shareholders in contemplation of or preparation for a Valuation Event. For the avoidance of doubt, nothing in this Condition 8.3 shall result in a reduction in the amount of Charged Shares or Subsequent Charged Shares or the release of any mortgage, charge or other security interest in favor of the Noteholders in any Charged Shares or Subsequent Charged Shares.

9.	Events of Default and Enforcement

9.1	Each of the following events or circumstances constitutes an “Event of Default”:

(1)	Payment default: there is a default by the Issuer in the payment of any amount owing under the Transaction Documents, including (but not limited to) Principal, interest and any Catch-Up Interest when and as the same ought to be paid in accordance with the terms of the Transaction Documents unless:

(a)	its failure to pay is caused by administrative or technical error; and

(b)	payment is made within three (3) Business Days of the due date; or

(2)	Other default:

(a)	failure of Renren SF to acquire, on the Issue Date, all Equity Securities of SoFi beneficially owned by Renren Listco and its Subsidiaries, which consist of the SoFi Securities; or

(b)	a material default by the Issuer, OPI, Renren Listco or any of their respective Subsidiaries in the performance or observance of any covenant, condition or provision contained in this Note or any of the Transaction Documents (other than any covenant referred to in paragraphs (1) or (2)(a) above) due under this Note) which default is incapable of remedy or, if capable of remedy, is not in the reasonable opinion of the Noteholders remedied within fifteen (15) Business Days after notice of such default shall have been given to the Issuer or the other relevant parties by the Majority Noteholders; or

(3)	Default under SoFi Investment Documents: any representation or warranty made or deemed made by SoFi in or in connection with any SoFi Series F Document proves to have been false or misleading in any material respect when so made or deemed made, or a default by SoFi or any of its Subsidiaries in the performance or observance of any material covenant, condition or provision contained in the SoFi Series F Documents; or

(4)	Cross default: any other present or future Financial Indebtedness of OPI, the Issuer or any of their respective Subsidiaries for or in respect of moneys borrowed or raised becomes due and payable prior to its stated maturity by reason of an event of default (however called) or any such Financial Indebtedness is not paid when due or, as the case may be, within any applicable grace period originally provided or OPI, the Issuer or any of their respective Subsidiaries fails to pay when due any amount payable by it under any present or future guarantee for any moneys borrowed or raised; provided that the aggregate amount of all such Financial Indebtedness and/or guarantee shall be no less than US$5,000,000 (or, for purposes of Condition 5.4 with respect to SoFi, US$10,000,000); or

(5)	Misrepresentation: any representation or warranty made or deemed made by the Issuer, OPI or Renren Listco or any of their respective Subsidiaries in or in connection with any Transaction Document, or any representation, warranty, statement or information contained in any report, certificate, financial statement or other instrument furnished by the Issuer, OPI or Renren Listco or any of their respective Subsidiaries in connection with or pursuant to any Transaction Document, proves to have been false or misleading in any material respect when so made, deemed made or furnished; or

(6)	Unlawfulness or repudiation: any Transaction Document, VIE Contract or SoFi Series F Document or any provision thereof ceases for any reason to be in full force and effect in any respect or is terminated or jeopardized or becomes invalid or unenforceable or if there is any purported termination or repudiation of the same or it becomes impossible or unlawful for any of the parties thereto (other than the Noteholders) to perform any of its obligations thereunder or for the Noteholders or the Issuer, OPI, Renren Listco or any of their respective Subsidiaries, as applicable, to exercise all or any of its rights, powers and remedies thereunder; or

(7)	Dissolution of any Subsidiary and Disposals: a resolution is passed or an order of a court of competent jurisdiction is made that the Issuer or any other member of the Group be wound up or dissolved or the Issuer or any other member of the Group Disposes of all or substantially all of its assets, other than, in any such case, for the purposes of or pursuant to and followed by a consolidation, amalgamation, merger or reorganization, the terms of which shall have previously been approved in writing by the Majority Noteholders; or

(8)	Encumbrances: an Encumbrancer takes possession or a receiver is appointed of the whole or a material part of the assets or undertaking of the Issuer, or any other member of the Group; or

(9)	Net Non-Investment Loss: the Net Non-Investment Loss of OPI of any calendar year exceeds $3,000,000; or

(10)	Professional Advisor Fees: Professional Advisor Fees of OPI with respect to any calendar year exceed $1,500,000; or

(11)	Distress etc.: a distress, execution or seizure before judgment is levied or enforced upon or sued out against a material part of the assets or undertaking of the Issuer or any other member of the Group and is not discharged within 15 Business Days thereof; or

(12)	Bankruptcy: the Issuer or any other member of the Group is unable to pay its debts as and when they fall due or the Issuer or any other member of the Group shall initiate or consent to proceedings relating to itself under any applicable bankruptcy, reorganization or insolvency law or make an assignment for the benefit of, or enter into any composition with, its creditors; or

(13)	Bankruptcy proceedings: proceedings shall have been initiated against any member of the Group under any applicable bankruptcy, reorganization or insolvency law and such proceedings shall not have been discharged within a period of 15 Business Days; or

(14)	Appointment of liquidator: the appointment of a liquidator (other than in respect of a solvent liquidation of the Issuer or any of its Subsidiaries), receiver, administrator, administrative receiver, compulsory manager, provisional supervisor or other similar officer in respect of any member of the Group or a material part of its assets or undertaking; or

(15)	Analogous events: any event occurs which under the laws of any relevant jurisdiction has an analogous effect to any of the events referred to in paragraphs (11) to (14) above; or

(16)	Cessation of business: the Issuer or any other member of the Group ceasing or threatening to cease to carry on its principal business to a material extent; or

(17)	Publication of qualified accounts: audited annual consolidated accounts of any member of the Group are subject to any material qualification by the Auditors; or

(18)	Commencement of litigation or proceedings: any litigation, arbitration, investigation or other proceedings of any nature against or affecting any member of the Group, Renren Listco, any of its Subsidiaries or any director or officer of any of the foregoing that Everbright determines in its sole and absolute discretion can reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; or

(19)	Security: the security interests created by any of the Security Documents become enforceable; or

(20)	Nationalization: all or any material part of the revenues or assets of any member of the Group have been nationalized, seized, expropriated or compulsorily acquired by any governmental authority; or

(21)	Change of Control: there has occurred a Change of Control of OPI or the Issuer without the prior written consent of the Majority Noteholders;

(22)	Foreign exchange control: certain foreign exchange controls have been imposed that have the effect of prohibiting, preventing or materially delaying the remittance of any amount due under any of the Transaction Documents;

(23)	Material Adverse Effect: there has occurred a Material Adverse Effect;

(24)	VIE Contracts: any party to a VIE Contract fails to comply with the material provisions of, or does not perform its material obligations under, the VIE Contract and, if the non-compliance is capable of remedy, it is not remedied within 15 days of the earlier of a Noteholder giving notice to the Issuer or the Issuer becoming aware of the non-compliance;

(25)	Change of ownership of VIEs: at any time after the Issue Date there is any change to the direct or indirect legal or beneficial ownership of a VIE Group Member in a way which is materially adverse to either the interests of the Group or the interests of the Noteholders;

(26)	Legacy Default: any “Event of Default” under the 2015 Note prior to the Issue Date;

(27)	Separation: failure of the Transaction to be completed on or prior to the date that is three (3) months from the Issue Date; or

(28)	Capital Structure: the representations and warranties set forth in Section 4.5(b) of the Subscription Agreement and Section 4.5(d) of the Subscription Agreement (but only with respect to the Issuer) shall cease to be true and correct in any respect or OPI comes to hold any asset or property other than shares in the Issuer, incurs any obligations or liabilities (other than pursuant to the Transaction Documents or the Transaction) or comes to be engaged in any activity other than the holding of such shares.

9.2	At any time that an Event of Default is continuing, the Noteholders may, at their discretion:

(1)	by notice, declare the outstanding Principal, accrued interest, any Catch-Up Interest and all other amounts payable under the Transaction Documents immediately due and payable, at which time they shall become immediately due and payable;

(2)	by notice, declare the outstanding Principal, accrued interest, any Catch-Up Interest and all other amounts payable under the Transaction Documents due and payable on demand;

(3)	without further notice, take such proceedings against the Issuer as they may think fit to enforce payment of any amount under this Note; and/or

(4)	by notice, declare the security created by any or all of the Security Documents to be immediately enforceable and may immediately enforce all or any of the security constituted by the Security Documents.

9.3	Each Noteholder shall be entitled severally to enforce these Conditions against the Issuer insofar as such Noteholder’s portion of the Note is concerned, without the need to join the other Noteholders in the proceedings for such enforcement.

10.	Register of Holders of Note

10.1	The Issuer shall maintain and keep a full and complete Register of the Note at the Designated Office. The Register shall contain details of cancellation and the destruction of the Note and the issue of any replacement of the Note in substitution for any mutilated, defaced, lost, stolen or destroyed Note and of sufficient identification details (including addresses and authorized signatories) of the holders from time to time holding the Note.

10.2	The Issuer shall further procure that the Register shall be made available to any Noteholder for inspection and for the taking of copies or extracts at all reasonable times. The Issuer shall deliver to any Noteholder by facsimile, a copy of the Register within three (3) Business Days following the date of receipt by it of a written notice from such Noteholder requesting the same.

11.	Transfer

11.1	This Note may be assigned or transferred in whole or in part by any Noteholder to any other Person without any approval from the Issuer, upon such terms and conditions as such Noteholder may in its absolute discretion deem fit. The Issuer may not assign or transfer any part of this Note, or any rights or obligations hereunder, without the prior written consent of the Majority Noteholders.

11.2	Any transfer of this Note may be in respect of the whole or any part of the outstanding Principal.

11.3	Any assignment or transfer of this Note may be effected by the delivery of the duly executed Transfer Form together with this Note to the Issuer at the Designated Office. Any assignment or transfer of this Note shall be subject to the transferee agreeing to be bound by the provisions of the Security Documents as if the transferee was one of the signing parties thereto.

11.4	Upon the surrender of this Note by a Noteholder to the Issuer for assignment or transfer, the Issuer shall cancel the surrendered Note and re-issue a new Note in favor of the transferee or assignee, representing the Principal being transferred by the relevant Noteholder. If only part of this Note is transferred, the Issuer will forthwith issue and deliver a new Note to the relevant Noteholder representing the remaining Principal not being transferred.

11.5	The Issuer shall do and execute all acts and deeds and sign and execute all such documents and instruments as the relevant Noteholder may reasonably deem appropriate to facilitate any assignment or transfer of this Note.

12.	Reissue of this Note

12.1	Upon receipt by the Issuer of evidence reasonably satisfactory to the Issuer of the loss, theft, destruction or mutilation of this Note, and, in the case of mutilation, upon surrender and cancellation of this Note, the Issuer shall execute and deliver to the relevant Noteholder a new Note representing the outstanding Principal thereof.

12.2	This Note is exchangeable, upon the surrender hereof by the relevant Noteholder to the Issuer at the Designated Office, for a new Note or Notes representing in the aggregate the outstanding Principal of this Note, and each such new Note will represent such portion of such outstanding Principal as is designated by the relevant Noteholder at the time of such surrender.

12.3	Whenever the Issuer is required to issue a new Note pursuant to the terms hereof, such new Note:

(1)	shall be of like tenor with this Note;

(2)	shall represent, as indicated on the face of such new Note, the Principal remaining outstanding (or in the case of a new Note being issued pursuant to Condition 11.4 or Condition 12.2, the Principal designated by the relevant Noteholder which, when added to the principal represented by the other new Notes issued in connection with such issuance, does not exceed the Principal remaining outstanding under this Note immediately prior to such issue of new Notes);

(3)	shall have an issue date, as indicated on the face of such new Note which is the same as the Issue Date; and

(4)	shall have the same rights and conditions as this Note.

12.4	Any stamp duty, charges or levies payable on a new Note issued under this Condition 12 shall be borne and paid by the new Noteholder.

13.	Notices

13.1	Save as otherwise provided herein, any notice, demand or other communication required or permitted to be given under this Note shall be in writing and shall be given by delivering or sending it to the relevant party:

(1)	in the case of the Issuer:

RENREN LIANHE HOLDINGS

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing, 100016

People’s Republic of China

Facsimile: +86 10 6436 2600

Attention: Thomas Ren

(2)	in the case of Everbright:

Address:	China Everbright Limited
46/F, Far East Finance Centre
16 Harcourt Road, Hong Kong
Facsimile no.:	+852-2861-1845
Attention:	Mr. Henry Tao, Mr. Lawrence Fan

(3)	in the case of a Noteholder other than Everbright, the address set out in the Transfer Form pursuant to which its participation in the Note was transferred to it,

or such other address or facsimile number as the party concerned may have notified to the other parties pursuant to this Condition 13 and may be given by sending it by hand or facsimile or in a prepaid envelope by post to such address.

13.2	Each such notice, demand or other communication shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day. Otherwise, any such notice, demand or other communication shall be deemed not to have been received until the next succeeding Business Day.

14.	Miscellaneous

14.1	The affirmative written consent of the Majority Noteholders shall be required for any change or amendment to this Note.

14.2	The remedies provided in this Note shall be cumulative and in addition to all other remedies available under the Subscription Agreement, at law or in equity (including a decree of specific performance and/or other injunctive relief), and nothing herein shall limit either the Noteholders’ or the Issuer’s right to seek damages for any failure by the other to comply with the terms of this Note. The Issuer and the Noteholders respectively acknowledge that a breach by it of its obligations hereunder may cause irreparable harm to the other and that the remedy at law for any such breach may be inadequate. The Noteholders and the Issuer therefore agree that, in the event of any such breach or threatened breach, either of the Noteholders or the Issuer, as the case may be, shall be entitled, in addition to all other available remedies, to an injunction restraining any breach, without the necessity of showing economic loss and without any bond or other security being required.

14.3	If (a) a Noteholder takes action for collection or enforcement of this Note or this Note is collected or enforced through any legal proceeding or a Noteholder otherwise takes action to collect amounts due under this Note or to enforce the provisions of this Note or (b) there occurs any insolvency, reorganization, receivership of the Issuer or other proceedings affecting creditors’ rights and involving a claim under this Note, then the Issuer shall pay the costs incurred by a Noteholder for such collection, enforcement or action or in connection with such insolvency, reorganization, receivership or other proceeding, including, but not limited to, legal or other professional fees and disbursements in connection therewith.

14.4	No failure or delay on the part of a Noteholder or the Issuer in the exercise of any power, right or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other right, power or privilege.

14.5	If a Noteholder (a “Recovering Noteholder”) receives or recovers any amount from an Group Member and applies that amount to a payment due to it under the Transaction Documents then:

(1)	the Recovering Noteholder shall, within three (3) Business Days, notify details of the receipt or recovery to all other Noteholders;

(2)	the other Noteholders shall endeavor to determine whether the receipt or recovery is in excess of the pro rata amount of the Recovering Noteholder’s claim having regard to the aggregate amount of claims of all Noteholders on pari passu basis; and

(3)	the Recovering Noteholder shall, within three (3) Business Days of demand by the other Noteholders, pay to the other Noteholders for sharing among them the excess of the Recovering Noteholder’s pro rata entitlement.

14.6	The Issuer agrees and undertakes in favor of the Noteholders to indemnify and hold harmless the Noteholders, their Affiliates and any of their respective Controlling Persons, equity holders, directors, officers, employees, agents and representatives from and against all losses, liabilities, costs (including without limitation legal costs and experts’ and consultants’ fees), charges, expenses, actions, proceedings, claims and demands which arise from or in connection with:

(1)	any amendments to or waivers of the terms of the Transaction Documents; and

(2)	any breach, or investigation of anything a Noteholder reasonably believes would be a breach, by the Issuer of any of the provisions of this Note or any Transaction Documents.

14.7	The indemnity obligations of the Issuer under Condition 14.6 shall be in addition to any liability which the Issuer may otherwise have under the Transaction Documents and shall be binding upon any successors and permitted assigns of the Issuer and inure to the benefit of any successors and permitted assigns of the Noteholders. The indemnity obligations provided by Condition 14.6 shall not be deemed to be exclusive of any other right to which any Noteholder may be entitled under any agreement, as a matter of law or otherwise.

15.	Governing Law and Jurisdiction

15.1	This Note shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Note shall be governed by, the laws of Hong Kong, without regard to principles of conflict of laws thereunder.

15.2	Any dispute, controversy or claim arising out of or relating to this Note, including any issue regarding contractual, pre-contractual or non-contractual rights, obligations or liabilities or the validity, invalidity, breach or termination hereof (a “Dispute”), shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force on the Issue Date (the “Rules”), which rules are deemed to be incorporated by reference into this paragraph and as may be amended by the rest of this paragraph. The number of arbitrators shall be three; one arbitrator shall be appointed by the Issuer, one shall be appointed by the Majority Noteholders, and the third arbitrator shall be appointed by the first two arbitrators. The arbitration proceedings shall be conducted in English. The seat of the arbitration shall be Hong Kong. Any award is final and may be enforced in any court of competent jurisdiction, and the parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the arbitrators so that there shall be no appeal to any court of law for any such arbitral award, and no party shall challenge or resist the enforcement action taken by any other party in respect of such arbitral award. The parties waive any right to apply to any court of law and/or other judicial authority to determine any preliminary point of law and/or review any question of law and/or the merits, insofar as such waiver may validly be made. Subject to any provisions in the Rules, the parties shall not be deemed to have waived any other right to challenge any award on grounds allowed by the mandatory law of the seat of arbitration. The award shall apportion the costs of arbitration. The parties shall duly and punctually perform their obligations hereunder pending issuance of the arbitral award, and shall carry out the award without delay. Notwithstanding anything to the contrary contained herein, this Condition 15.2 shall not preclude parties from seeking injunctive relief and/or provisional remedies from a court of competent jurisdiction in aid of arbitration. Judgment upon any award rendered may be entered in any court having jurisdiction.

15.3	The Issuer appoints Renren Lianhe (Hong Kong) Co., Ltd. as its duly appointed agent in Hong Kong to accept service of process and to keep the Noteholders informed of the name and address of such agent. Service on such process agent (or its substitute duly appointed) shall be deemed to be sufficient and adequate service on the Issuer. The Issuer agrees that failure by such agent to notify the Issuer of the process will not invalidate the proceedings concerned.

Schedule I to the Note

Transfer Form

To:	Renren Lianhe Holdings

Senior Secured Promissory Note issued by

Renren Lianhe Holdings (“Issuer”)

We are the registered holder (“Transferor”) of the captioned note in the principal amount of US$                    bearing serial no. [001] (“Note”) issued to us by the Issuer. This is a Transfer Form submitted in connection with the Note. Terms defined in the Conditions attached to the Note shall have the same meanings in this Transfer Form.

Certificate Number(s)	:
Registered Name of Transferor	:
Registered Address:	:
Registered Principal Amount	:

We hereby require that the Note be transferred in whole / part (as specified in Paragraph 1 below) to the transferee named below (“Transferee”) in accordance with the following instructions:

1.	Principal amount of Note being transferred	US$ __________________

2.	Name and address of the Transferee in whose name the specified Principal amount of the Note being transferred is to be registered:

Name	:
Address	:
Telephone No.	:
Facsimile No.	:

3.	(To be completed by the Transferor where only part of a Principal amount of the Note is to be transferred) We, the Transferor specified herein, hereby request that a new Note in respect of the balance amount of the Principal to be issued and that such new Note be:

[tick the relevant box below]

☐	sent by registered post at the risk of the Transferor to the address of the Transferor.

☐	be made available for personal collection by or on behalf of the Transferor at the Designated Office.

(To be completed by the Transferee) We, the Transferee specified herein, hereby request that a new Note in respect of the specified Principal amount being transferred be issued in the name of the Transferee and that such new Note be:

[tick the relevant box below]

☐	sent by registered post at the risk of the Transferee to the person whose name and address is given below:

Name	:
Address	:

☐	made available for personal collection by or on behalf of the Transferor at the Designated Office.

Completed and signed by:	Completed and signed by:
Authorized person of the Transferor	Authorized person of the Transferee

Name:	Name:
Title:	Title:
Date:	Date:
(please print name in block letters)	(please print name in block letters)

Annex H

Form of

WARRANT FOR THE PURCHASE OF SHARES OF

SERIES F PREFERRED STOCK OF SOCIAL FINANCE, INC.

Warrant to Purchase
1,690,321 Shares

THIS SECURITY AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE THEREWITH.  THIS SECURITY (AND THE SECURITIES ISSUABLE UPON EXERCISE OF THIS SECURITY) IS ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER AND OTHER MATTERS AS SET FORTH IN THE SOFI DOCUMENTS (AS HEREIN DEFINED), COPIES OF WHICH MAY BE OBTAINED UPON REQUEST FROM SOCIAL FINANCE, INC.

FOR VALUE RECEIVED, RENREN SF HOLDINGS INC., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), hereby certifies that Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company (“Everbright”), its successor or permitted assigns (the “Holder”), is entitled, subject to the provisions of this Warrant, to purchase from the Issuer, at the times specified herein, 1,690,321 fully paid and non-assessable shares of Series F Preferred Stock of Social Finance, Inc., a Delaware corporation (the “Company”), par value $0.0000025 per share (the “Series F Preferred Stock”), at a purchase price per share equal to the Exercise Price (as hereinafter defined).  The number of shares of Series F Preferred Stock to be received upon the exercise of this Warrant and the price to be paid for a share of Series F Preferred Stock are subject to adjustment from time to time as hereinafter set forth.

This Warrant has been issued pursuant to the terms of the Subscription Agreement (the “Subscription Agreement”), dated as of April 30, 2018, by and between Oak Pacific Investment, an exempted company incorporated with limited liability under the laws of the Cayman Islands, Renren Lianhe Holdings, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Renren Lianhe”), the Issuer, Renren Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“Renren Listco”), and Everbright.  This Warrant is issued in replacement of that certain Warrant for the Purchase of Shares of Series F Preferred Stock of Social Finance, Inc. (the “2015 Warrant”) issued by Renren Listco on October 22, 2015 (“Original Issue Date”) pursuant to that certain Subscription Agreement dated as of October 20, 2015 made between (i) Renren Listco and (ii) Everbright as holder of the 2015 Warrant.

1.       Definitions.  (a) The following terms, as used herein, have the following meanings:

“Back-Door Listing” means a single transaction or a series of related or substantially contemporaneous transactions resulting in a majority of the Company’s assets prior to such transaction(s) being held, directly or indirectly, by an entity having a class of equity securities listed on a recognized national or local securities exchange or quoted by a regulated quotation service.

“Business Day” means any day except a Saturday, Sunday or other day on which commercial banks in New York or Hong Kong are required or authorized to close.

“Charter” means the Tenth Amended and Restated Certificate of Incorporation of the Company, as may be subsequently amended, restated or otherwise modified.

“Common Stock” means common stock of the Company, par value $0.0000025 per share.

“Cumulative Threshold” means 35% of the shares in the capital stock of the Company held by Renren Listco as of immediately following the last Closing (on an as-converted to Common Stock basis).

“Current Market Price Per Series F Preferred Share” means, on any determination date, the product of (A) the number of shares of Common Stock into which one share of Series F Preferred Stock is then convertible, and (B) the average of the Daily Prices per share of Common Stock for the 20 consecutive trading days immediately prior to such date.  If, on any determination date, the shares of Common Stock are not traded on a national securities exchange or quoted by any regulated quotation service, the Current Market Price Per Series F Preferred Share shall be the fair market value per share of Series F Preferred Stock as (i) agreed between the Issuer and the Principal Holder (by referring to the implied per share value of Common Stock for the most recent Exit Event, if applicable) or, if such agreement is not reached within thirty (30) days of delivery of the relevant Warrant Exercise Notice, (ii) determined in good faith by an independent appraiser jointly retained by the Principal Holder and the Issuer.  The expense of such independent appraiser shall be shared equally by the Issuer and the Principal Holder.

“Daily Price” means (i) if shares of Common Stock are then listed and traded on a national securities exchange, the closing price on the applicable day as reported by the principal national securities exchange on which such shares are listed and traded and (ii) if such shares are not then listed and traded on a national securities exchange, the closing price on such day as quoted by any regulated quotation service.

2

“Exercise Price” means $15.7763 per Warrant Share, as the same may be adjusted from time to time as provided in this Warrant.

“Exit Event” means the consummation of any of the following events following the Original Issue Date: (i) a Qualified Public Offering; (ii) a Trade Sale; (iii) a Back-Door Listing; (iv) one or more Transfers by Renren Listco and/or the Issuer of Series F Preferred Stock and/or such other equity securities of the Company which in the aggregate represent no less than the Cumulative Threshold; (v) the Transfer in a single transaction or in a series of related or substantially contemporaneous transactions by Renren Listco and/or the Issuer of Series F Preferred Stock and/or such other equity securities of the Company which represent no less than the Individual Threshold; or (vi) any public or private equity financing or fund raising by the Company or any of its direct or indirect subsidiaries or parent holding companies which results in aggregate cash proceeds to the Company or such holding company or subsidiary of not less than $200,000,000.

“Expiration Time” means 5:00 p.m. New York City time on the fifth (5th) anniversary of the Original Issue Date or, if such day is not a Business Day, then until 5:00 p.m. New York City time on the next succeeding day that is a Business Day.

“Individual Threshold” means 6% of the Company’s issued and outstanding capital stock as of immediately following the last Closing (on an as-converted to Common Stock basis).

“IRA” means the Fifth Amended and Restated Investors’ Rights Agreement, dated as of March 6, 2017, by and among the Company, Michael S. Cagney, Daniel J. Macklin, Sir Ian Brady, James R. Finnigan, and the Persons listed on Schedule 1 and Schedule 2 thereto, as may be subsequently amended, restated or otherwise modified.

“Issue Date” means April 30, 2018, the date of issue of this Warrant.

“Note” means the Senior Secured Promissory Note, dated April 30, 2018 and issued by Renren Lianhe to Everbright.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“Principal Holder” means Everbright, or if Everbright so elects, any permitted transferee of all or any portion of this Warrant whom Everbright shall have designated by written notice to the Issuer as the successor Principal Holder. Any successor Principal Holder designated pursuant to the immediately preceding sentence shall also have the right upon any subsequent permitted transfer to designate a successor Principal Holder in the manner and circumstances described in the preceding sentence.

3

“Qualified Public Offering” means an underwritten public offering by the Company or any of its direct or indirect subsidiaries or parent holding companies of its equity securities.

“ROFR and Co-Sale Agreement” means the Fifth Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of March 6, 2017, by and among the Company, Michael S. Cagney, Daniel J. Macklin, Sir Ian Brady, James R. Finnigan, and the Persons listed on Schedule 1, Schedule 2 and Schedule 3 thereto, as may be subsequently amended, restated or otherwise modified.

“SoFi Series F SPA” means the Convertible Note and Series F Preferred Stock Purchase Agreement, dated as of July 28, 2015, by and among the Company, SoftBank Group International Limited, and the investors listed on Exhibit A attached thereto, as may be subsequently amended, restated or otherwise modified.

“Trade Sale” means (i) any sale, assignment, transfer, exchange, pledge, hypothecation or other disposition (for cash, shares of stock, securities or other consideration) of a majority of the assets of the Company (whether in a single transaction or in a series of related or substantially contemporaneous transactions) or (ii) any merger, share purchase, reorganization, consolidation or other business combination or extraordinary transaction involving the Company (whether in a single transaction or in a series of related or substantially contemporaneous transactions) in which, as a result of such transaction(s), the holders of voting equity securities of the Company immediately before such transaction(s) possess (by reason of such holdings) less than 50% of the outstanding voting power of the Company or other Person surviving such transaction(s) (or other Person that is the issuer of the securities into which equity securities of the Company is converted or exchanged in such transaction(s)).

“Transaction Documents” shall have the meaning ascribed to it in the Subscription Agreement.

“Transfer” means, with respect to any asset or property, (i) when used as a verb, to sell, assign, dispose of, exchange, pledge, encumber, hypothecate or otherwise transfer such asset or property or any participation or interest therein, whether directly or indirectly (including pursuant to a derivative transaction), or agree or commit to do any of the foregoing, and (ii) when used as a noun, shall be construed accordingly.

4

“Voting Agreement” means the Sixth Amended and Restated Voting Agreement, dated as of March 6, 2017, by and among the Company, Michael S. Cagney, Daniel J. Macklin, Sir Ian Brady, James R. Finnigan, and the Persons listed on Schedule 1, Schedule 2 and Schedule 3 thereto, as may be subsequently amended, restated or otherwise modified.

“Warrant Shares” means the shares of Series F Preferred Stock deliverable upon exercise of this Warrant, as the same may be adjusted from time to time as provided in this Warrant.

(b)       Capitalized terms used but not defined in this Warrant shall have the meanings assigned to such terms in the SoFi Series F SPA.

(c)       In this Warrant, except to the extent otherwise provided or that the context otherwise requires:

(i)       when a reference is made in this Warrant to a paragraph, Article, Section, Exhibit or Schedule, such reference is to a paragraph, Article, Section, Exhibit or Schedule of this Warrant;

(ii)       all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Warrant as if set forth in full herein;

(iii)       the headings for this Warrant are for reference purposes only and do not affect in any way the meaning or interpretation of this Warrant;

(iv)       the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Warrant, refer to this Warrant as a whole and not to any particular provision of this Warrant;

(v)       the words “include,” “includes” or “including,” when used in this Warrant, shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import;

(vi)       “writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(vii)       all terms defined in this Warrant have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

5

(viii)       the definitions contained in this Warrant are applicable to the singular as well as the plural forms of such terms;

(ix)       references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder;

(x)       references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule;

(xi)       references to a Person are also to its successors and permitted assigns; and

(xii)       the use of the term “or” is not intended to be exclusive.

2.       Exercise of Warrant.

(a)       The Holder is entitled to exercise this Warrant in whole but not in part, at any time commencing on the Issue Date until the Expiration Time.  To exercise this Warrant, the Holder shall deliver to the Issuer (i) an executed Warrant Exercise Notice substantially in the form annexed to this Warrant, (ii) this Warrant and (iii) subject to paragraphs 2(c), 2(d) and 2(e), the applicable Exercise Price.  Upon such delivery and payment, the Holder shall be deemed to be the holder of record of the Warrant Shares subject to such exercise, notwithstanding that the stock transfer books of the Company shall then be closed or that certificates representing such Warrant Shares shall not then be actually delivered to the Holder.  The Issuer shall promptly (and in any event within two (2) Business Days of becoming aware) notify the Holder in writing of (i) any event, occurrence, circumstance, development or change that, individually or in the aggregate with other events, occurrences, circumstances, developments and/or changes, would or would reasonably be expected to lead to an Exit Event and (ii) any action taken by the Issuer, its Affiliates, the Company, its Subsidiaries or any shareholder of any of the foregoing in contemplation of or preparation for an Exit Event.

(b)       Subject to paragraphs 2(c), 2(d) and 2(e), the Exercise Price (if payable) may be paid either by wire transfer of immediately available funds to an account designated by the Issuer or by certified or official bank check or bank cashier’s check payable to the order of the Issuer.  The Issuer shall pay any and all documentary, stamp or similar issue or transfer taxes payable in respect of the transfer or delivery of the Warrant Shares or the Cash Settlement, provided, that the Issuer shall not be required to pay any tax or governmental charge that may be imposed with respect to any applicable withholding or the issuance or delivery of the Warrant Shares to any Person other than the Holder, and no such issuance or delivery shall be made unless and until the Person requesting such issuance has paid to the Issuer the amount of any such tax, or has established to the reasonable satisfaction of the Issuer that such tax has been paid.

6

(c)       As promptly as practicable, and in any event within ten (10) Business Days after exercise of this Warrant in full conformity with the foregoing provisions (or, where the Current Market Price Per Series F Preferred Share shall be agreed between the Issuer and the Principal Holder or determined in good faith by an independent appraiser pursuant to the definition of such term, within ten (10) Business Days after such price is so determined), the Issuer shall, at the election of the Holder in its sole and absolute discretion, either (i) transfer to the Holder the shares of Series F Preferred Stock or other securities or property (including any money) to which the Holder is entitled hereunder, including appropriate evidence of ownership thereof and together with an amount in cash in lieu of any fraction of a share as provided in paragraph 6 below, and cause such transferred shares or securities or property to be registered (in the Company’s stock register, if applicable) in the name of the Holder; or (ii) deliver to the Holder, by wire transfer of immediately available funds to an account designated by the Holder, an amount in cash (the “Cash Settlement”) equal to the product of (A) the number of shares of Series F Preferred Stock subject to such exercise and (B) the excess (if any) of (x) the Current Market Price Per Series F Preferred Share on the date on which the Holder delivers the relevant Warrant Exercise Notice to the Issuer pursuant to paragraph 2(a) over (y) the Exercise Price; provided that, to the extent that the Issuer receives no cash proceeds or the cash proceeds received by the Issuer in connection with previous Exit Events are not sufficient to pay the full Cash Settlement, the Issuer shall pay the Cash Settlement or such shortfall, as applicable, to the Holder within 120 days after such exercise of this Warrant, by wire transfer of immediately available funds to an account designated by the Holder.  For the avoidance of doubt, if the Holder elects Cash Settlement pursuant to clause (ii) above, the Holder shall not be obligated to pay any Exercise Price in connection with the exercise of the Warrant.

(d)       In lieu of making a cash payment of the Exercise Price to exercise this Warrant pursuant to paragraph 2(a) (but in all other respects in accordance with the exercise procedure set forth in paragraph 2(a)), the Holder may elect to convert this Warrant into shares of Series F Preferred Stock, in which event the Issuer will transfer to the Holder the number of shares of Series F Preferred Stock equal to the amount resulting from the following equation:

7

X = (A - B) x C where:
A

X =	the number of shares of Series F Preferred Stock transferrable upon exercise pursuant to this paragraph 2(d);

A =	the Current Market Price Per Series F Preferred Share on the date on which the Holder delivers a Warrant Exercise Notice to the Issuer pursuant to paragraph 2(a);

B =	the Exercise Price; and

C =	the number of shares of Series F Preferred Stock as to which this Warrant is being exercised pursuant to paragraph 2(a).

If the foregoing calculation results in zero or a negative number, then no shares of Series F Preferred Stock shall be delivered upon exercise pursuant to this paragraph 2(d).

(e)       In lieu of making a cash payment of the Exercise Price to exercise this Warrant pursuant to paragraph 2(a) (but in all other respects in accordance with the exercise procedure set forth in paragraph 2(a)), to the extent both the Holder or an Affiliate of the Holder and Renren Lianhe remain parties to the Note, the Holder may elect to waive (or cause to be waived) in favour of Renren Lianhe as issuer of the Note the payment of an amount equal to the applicable Exercise Price under the Note, which amount shall be applied in the following manner: (i) first, to any outstanding Catch-Up Interest (as defined under the Note), to the extent such Catch-Up Interest is payable under the Note, (ii) second, to any other accrued and unpaid interest under the Note, and (iii) third, to any outstanding Principal (as defined under the Note) under the Note.

(f)       Following the Issue Date until this Warrant is or is deemed to have been exercised or expired in full, if the Issuer proposes to Transfer any equity securities of the Company, the Issuer shall (i) provide the Holder with a written notice of such proposed Transfer no less than five (5) days prior to the contemplated consummation thereof, which notice shall identify the number and class of securities to be Transferred, the consideration therefor and all other material terms of the proposed Transfer, and (ii) provide the Holder with an additional notice upon the consummation of such Transfer identifying the number and class of securities actually Transferred, the consideration therefor and all other material terms of such Transfer.

8

(g)       The Holder agrees that this Warrant and all Warrant Shares issuable upon exercise of this Warrant are and shall become subject to, and have the benefit of, the SoFi Series F SPA, the Charter, the IRA, the ROFR and Co-Sale Agreement and the Voting Agreement (collectively, the “SoFi Documents”).  The Issuer hereby agrees that, promptly upon any exercise of this Warrant (other than an exercise for any Cash Settlement), it will execute and deliver or cause to be delivered such documents, certificates, agreements and other writings and to take or cause to be taken such actions as the Holder may deem necessary or desirable in order to effect or enforce an assignment to the Holder of the Issuer’s rights under the SoFi Documents with respect to the Warrant Shares issued pursuant to such exercise to the Holder (including but not limited to admitting the Holder as a party to the SoFi Documents).

3.       Notice of Exit Events.  Following the Issue Date until this Warrant is or is deemed to have been exercised or expired in full:

(a)       the Issuer shall promptly (and in any event within two (2) Business Days of becoming aware and reasonably in advance of the consummation of any Exit Event or the signing of any definitive agreements with respect thereto) notify the Holder in writing of (i) any event, occurrence, circumstance, development or change that, individually or in the aggregate with other events, occurrences, circumstances, developments and/or changes, would or would reasonably be expected to lead to an Exit Event and (ii) any action taken by the Issuer, its Affiliates, the Company, its Subsidiaries or any shareholder of any of the foregoing in contemplation of or preparation for an Exit Event; and

(b)       the Issuer shall and shall cause its Subsidiaries to promptly provide the Holder with a copy of any information or document related to the Company received by the Issuer or any of its Affiliates from or on behalf of the Company and its Affiliates.

4.       Restrictive Legend.  Certificates representing shares of Series F Preferred Stock transferred pursuant to this Warrant shall bear a legend substantially in the form of the legend set forth on the first page of this Warrant to the extent that and for so long as such legend is required pursuant to the SoFi Documents or applicable securities laws.

5.       Reservation of Securities and Property.  The Issuer shall ensure that it at all times holds (either by refraining from Transferring, refraining from effecting a conversion or otherwise) for delivery upon exercise of this Warrant such number of shares of Series F Preferred Stock or such other type and number of securities or property as will be sufficient to permit the exercise in full of this Warrant (regardless of whether or not the Holder elects Cash Settlement).  All such securities and property shall be duly authorized (if applicable) and validly issued and, when delivered to the Holder upon such exercise, shall be fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights.  For the avoidance of doubt, subject to the consent of the Noteholders (as defined under the Note) and/or the relevant beneficiaries under the Security Documents (as defined under the Note), the Issuer may deliver the shares of SoFi Series F Preferred Stock pledged pursuant to any Security Document to satisfy any exercise of this Warrant notwithstanding the fact that such shares are so pledged.

9

6.       Fractional Shares.  No fractional shares or scrip representing fractional shares shall be delivered upon the exercise of this Warrant, and in lieu of delivery of any such fractional share to which the Holder may be entitled upon any exercise of this Warrant, the Issuer shall pay to the Holder an amount in cash equal to such fraction multiplied by the Current Market Price Per Series F Preferred Share on the Business Day immediately preceding the date on which the Holder delivers the relevant Warrant Exercise Notice pursuant to paragraph 2(a).

7.       Exchange, Transfer or Assignment of Warrant.  Subject to compliance with applicable securities laws, the Holder shall be entitled, without obtaining the consent of the Issuer or the Company, to assign and transfer this Warrant, at any time in whole or from time to time in part, to any Person or Persons; provided that in the event of a transfer in part, Everbright may not assign or transfer this Warrant for more than three times.  Subject to the preceding sentence, upon surrender of this Warrant to the Issuer, together with the attached Warrant Assignment Form duly executed, the Issuer shall, as promptly as practicable and without charge, execute and deliver a new Warrant in the name of the assignee or assignees named in such Warrant Assignment Form and, if the Holder’s entire interest is not being assigned, in the name of the Holder and this Warrant shall promptly be canceled.

8.       Loss or Destruction of Warrant.  Upon receipt by the Issuer of evidence of the loss, theft, destruction or mutilation of this Warrant (it being understood that a written indemnification agreement or affidavit of loss of the Holder shall be a sufficient indemnity), and upon surrender and cancellation of this Warrant, if mutilated, the Issuer shall execute and deliver a new Warrant of like tenor and date.

9.       Holder Not Deemed a Stockholder; Limitations on Liability. Except as otherwise provided herein or in any other Transaction Document, prior to the issuance to the Holder of the Warrant Shares to which the Holder is then entitled to receive upon the due exercise of this Warrant, the Holder shall not be entitled to vote or receive dividends or be deemed the holder of shares of capital stock of the Company for any purpose, nor shall anything contained in this Warrant be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company or any right to vote, give or withhold consent to any corporate action (whether any reorganization, issue of stock, reclassification of stock, consolidation, merger, conveyance or otherwise), receive notice of meetings, receive dividends or subscription rights, or otherwise.

10

10.       Anti-dilution Provisions.

(a)       Subdivisions and Combinations.  In the event that outstanding shares of Series F Preferred Stock are split or subdivided into a greater number of shares, the Exercise Price in effect immediately prior to the effectiveness of such split or subdivision shall be proportionately reduced, and, conversely, in the event that outstanding shares of Series F Preferred Stock are combined or consolidated into a smaller number of shares, the Exercise Price in effect immediately prior to the effectiveness of such combination or consolidation shall be proportionately increased.  Such reduction or increase of the Exercise Price shall become effective simultaneously with the effectiveness of such split, subdivision, combination or consolidation.

(b)       Distributions.  In the event that the Company distributes to holders of shares of Series F Preferred Stock, by dividend or otherwise, evidences of its indebtedness, shares of any class of its capital stock, cash or other assets, the Exercise Price shall be reduced by multiplying the Exercise Price in effect immediately prior to the close of business on the date fixed for the determination of shareholders entitled to such distribution by a fraction, the numerator of which is (x) such then current Exercise Price less (y) the aggregate fair market value on such date of the evidences of indebtedness, shares of capital stock, cash and other assets to be distributed divided by the number of shares of Series F Preferred Stock in issue at the close of business on such date, and the denominator of which is such then current Exercise Price, such reduction to become effective immediately prior to the opening of business in Hong Kong on the day following the date when such distribution is made.  The fair market value in the preceding sentence shall be as (i) agreed between the Issuer and the Principal Holder or, if such agreement is not reached within thirty (30) days of such distribution, (ii) determined in good faith by an independent appraiser retained by the Principal Holder and reasonably acceptable to the Issuer.  The expense of such independent appraiser shall be shared equally by the Issuer and the Principal Holder.

(c)       Reclassification, Exchange or Substitution. The reclassification, exchange or substitution of shares of Series F Preferred Stock into securities which include securities other than shares of Series F Preferred Stock shall be deemed to involve (i) a distribution of such securities other than shares of Series F Preferred Stock to all holders of shares of Series F Preferred Stock within the meaning of paragraph 10(b) (and the effective date of such reclassification shall be deemed to be “the date fixed for the determination of shareholders entitled to such distribution” within the meaning of paragraph 10(b)) and (ii) a subdivision or combination, as the case may be, of the number of shares of Series F Preferred Stock in issue immediately prior to such reclassification, exchange or substitution into the number of shares of Series F Preferred Stock in issue immediately thereafter within the meaning of paragraph 10(a) (and the effective date of such reclassification shall be deemed to be the date of effectiveness of such subdivision or combination, as the case may be, for purposes of paragraph 10(a)).

11

(d)       Other Adjustments.  In case at any time or from time to time the Company or the Issuer shall take any action, other than an action described in this paragraph 10, that the Principal Holder reasonably determines in good faith will adversely affect the value of shares of Series F Preferred Stock, the Exercise Price and/or the number of Warrant Shares deliverable upon exercise of this Warrant shall be adjusted in such manner and at such time as (i) agreed between the Issuer and the Principal Holder or, if such agreement is not reached within thirty (30) days of such action, (ii) determined in good faith by an independent appraiser retained jointly by the Principal Holder and the Issuer.  The expense of such independent appraiser shall be shared equally by the Issuer and the Principal Holder.

(e)       Determination; Certificates as to Adjustments.  For purposes of any computation of any adjustment required under this paragraph 10, adjustments shall be made successively whenever any event giving rise to such an adjustment shall occur.  Upon the occurrence of each adjustment to the Exercise Price, the number of Warrant Shares and/or such other securities, assets or cash deliverable upon exercise of this Warrant, the Issuer shall promptly compute such adjustment in accordance with the terms hereof and furnish to the Holder a certificate setting forth such adjustment and showing in reasonable detail the facts upon which such adjustment is based.

(f)       Protections under SoFi Documents.  In furtherance of and without limitation to the foregoing, the Holder shall be entitled to the benefit of all anti-dilution protections contained in the SoFi Documents and adjustments in the Conversion Ratio, Conversion Price (each as defined in the Charter) and number of shares of Common Stock issuable upon conversion of the Series F Preferred Stock for which this Warrant is exercisable which occur prior to the exercise in full of this Warrant.

11.       Notices.  Any notice, demand or delivery authorized by this Warrant shall be in writing and shall be given to the Holder or the Issuer, as the case may be, at its address (or facsimile number) set forth below, or such other address (or facsimile number) as shall have been furnished to the party giving or making such notice, demand or delivery:

12

If to the Issuer:

RENREN SF HOLDINGS INC.
5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing, 100016
People’s Republic of China
Facsimile: +86-10-6436-2600
Attention: Mr. Jintao Ren

If to the Holder:

Clear Light Ventures Limited (泓光創投有限公司)
c/o China Everbright Limited
46/F, Far East Finance Centre
16 Harcourt Road, Hong Kong
Facsimile: +852-2861-1845
Attention:  Mr. Henry Tao, Mr. Lawrence Fan

Each such notice, demand or delivery shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day.  Otherwise, any such notice, demand or delivery shall be deemed not to have been received until the next succeeding Business Day.

12.       GOVERNING LAW.  THIS WARRANT AND ALL RIGHTS ARISING HEREUNDER SHALL BE CONSTRUED AND DETERMINED IN ACCORDANCE WITH THE LAWS OF HONG KONG AND THE PERFORMANCE THEREOF SHALL BE GOVERNED AND ENFORCED IN ACCORDANCE WITH SUCH LAWS, IN EACH CASE WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS THEREUNDER.

13.       Arbitration.  Any dispute, controversy or claim arising out of or relating to this Warrant, including the validity, invalidity, breach or termination hereof, shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules then in force. The number of arbitrators shall be three; one arbitrator shall be appointed by the Issuer, one shall be appointed by the Holder, and the third arbitrator shall be appointed by the first two arbitrators. The arbitration proceedings shall be conducted in English. Any award is final and may be enforced in any court of competent jurisdiction. The award shall apportion the costs of arbitration. The parties shall duly and punctually perform their obligations hereunder pending issuance of the arbitral award. Notwithstanding anything to the contrary contained herein, this paragraph 13 shall not preclude parties from seeking injunctive relief and/or provisional remedies from a court of competent jurisdiction in aid of arbitration, or pending the establishment of the arbitral tribunal or the arbitral tribunal’s determination of any dispute, controversy or claim. Judgment upon any award rendered may be entered in any court having jurisdiction.

13

14.       Entire Agreement. This Warrant, together with the other Transaction Documents, constitutes the sole and entire agreement of the parties to this Warrant with respect to the subject matter contained herein, and supersedes all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Warrant and the Subscription Agreement, the statements in the body of this Warrant shall control.

15.       Amendments; Waivers.  Any provision of this Warrant may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Holder and the Issuer, or in the case of a waiver, by the party against whom the waiver is to be effective.  No failure or delay by either party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

14

IN WITNESS WHEREOF, the Issuer has duly caused this Warrant to be signed by its duly authorized officer and to be dated as of ___________, 2018.

RENREN SF HOLDINGS INC.

By:
Name:
Title:

Signature page to Warrant

Acknowledged and Agreed:

Clear Light Ventures Limited
(泓光創投有限公司)

By:
Name:
Title:

Signature page to Warrant

WARRANT EXERCISE NOTICE

To:	Renren SF Holdings Inc.

The undersigned irrevocably exercises the Warrant for the purchase of ___________ shares (the “Warrant Shares”) of Series F Preferred Stock, par value $.0000025 per share, of Social Finance, Inc. (the “Company”) at $_____ per share (the Exercise Price currently in effect pursuant to the Warrant) by:

Payment:              ☐   $_____________ wire transfer of immediately available funds

☐   $_____________ certified or official bank or bank cashier’s check

☐   Reduction in number of Warrant Shares

☐   Waiver of amounts payable under the Note

and herewith surrenders this Warrant to the Issuer and directs that the Warrant Shares deliverable upon the exercise of this Warrant be registered or placed in the name and at the address specified below and delivered thereto.

Date:  _________________

(Signature of Owner)

(Street Address)

(City) (State) (Zip Code)

Attachments to Warrant

Securities and/or check to be delivered to:

Please insert social security or identifying number:

Name:

Street Address:

City, State and Zip Code:

Attachments to Warrant

WARRANT ASSIGNMENT FORM

Dated ________________, _____

FOR VALUE RECEIVED, _______________________ hereby sells,

assigns and transfers unto_____________________________ (the “Assignee”),

(please type or print in block letters)

(insert address)

its right to purchase up to                  shares of Series F Preferred Stock represented by this Warrant and does hereby irrevocably constitute and appoint _______________________ Attorney, to transfer the same on the books of the Company, with full power of substitution in the premises.

Signature:

Attachments to Warrant

Annex I

Form of

US$60,000,000	[date], 2018

SECURED PROMISSORY NOTE

FOR VALUE RECEIVED, Renren Lianhe Holdings, an exempted company incorporated under the laws of the Cayman Islands with limited liability (registration no. MC-261574) having its registered office at PO Box 309, Ugland House, Ground Cayman KY1-1104, Cayman Islands (the “Borrower”), hereby unconditionally promises to pay to the order of SoftBank Group Capital Limited or its assigns (the “Noteholder”, and together with the Borrower, the “Parties”), the principal amount of US$60,000,000 (the “Loan”), together with all accrued interest thereon, as provided in this Secured Promissory Note (this “Note”).

THE OBLIGATIONS DUE UNDER THIS NOTE ARE SECURED BY A PLEDGE AGREEMENT EXECUTED BY THE SOFI HOLDER FOR THE BENEFIT OF THE NOTEHOLDER (SUBJECT TO THE SUBORDINATION AGREEMENT AND THE EVERBRIGHT LIEN). ADDITIONAL RIGHTS OF THE NOTEHOLDER ARE SET FORTH IN SUCH PLEDGE AGREEMENT.

1.             Definitions; Rules of Interpretation.

1.1       Definitions. Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Basic Repayment Amount” has the meaning set forth in Section 3.

“Borrower” has the meaning set forth in the introductory paragraph.

“Borrower Group Companies” means OPI, the Borrower and its subsidiaries.

“Borrower Parties” has the meaning set forth in Section 8.2.

“Business Day” means a day (other than a Saturday or Sunday or other day on which commercial banks are authorized or required by law to close) on which commercial banks are open for the transaction of normal banking business in Hong Kong, Japan and the Cayman Islands.

“Current SoFi Valuation” has the meaning set forth in Section 4.2.

“Debt” of a Borrower Group Company means all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, except trade payables arising in the ordinary course of business; (c) obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations as lessee under capital leases; (e) obligations in respect of any interest rate swaps, currency exchange agreements, commodity swaps, caps, collar agreements or similar arrangements entered into by a Borrower Group Company providing for protection against fluctuations in interest rates, currency exchange rates or commodity prices or the exchange of nominal interest obligations, either generally or under specific contingencies; (f) obligations under acceptance facilities and letters of credit; (g) guaranties, endorsements (other than for collection or deposit in the ordinary course of business), and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss, in each case, in respect of indebtedness set out in clauses (a) through (f) of a Person other than the Borrower Group Company; and (h) indebtedness set out in clauses (a) through (g) of any Person other than the Borrower Group Company secured by any lien on any asset of the Borrower Group Company, whether or not such indebtedness has been assumed by the Borrower Group Company.

“Default” means any of the events, circumstances and/or conditions specified in Section 11 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, the making of any determination under the Loan Documents or any combination of any of the foregoing would, unless cured within applicable grace periods provided herein or waived, become an Event of Default.

“Default Rate” means the per annum rate equal to nine per cent (9%).

“Event of Default” has the meaning set forth in Section 11.

“Everbright” means Clear Light Venture Limited (泓光創投有限公司), a British Virgin Islands business company

“Everbright Lien” means the Liens in favor of Everbright granted in connection with the Everbright Loan.

“Everbright Loan” means the $59,260,000 senior secured promissory note issued by the Borrower in favor of Clear Light Ventures Limited on or about the date of this Note.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supranational bodies such as the European Union or the European Central Bank).

“Indemnified Liabilities” has the meaning set forth in Section 13.3.

“Indemnified Person” has the meaning set forth in Section 13.3.

“Initial SoFi Valuation” means US$17.1842 per SoFi Share (as may be adjusted for stock splits, stock dividends, combinations, recapitalizations and similar events).

“Interest Rate” means the per annum rate equal to eight per cent (8%).

“Law” as to any Person, means any law (including common law), statute, ordinance, treaty, rule, regulation, policy or requirement of any Governmental Authority and authoritative interpretations thereon, whether now or hereafter in effect, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

2

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest.

“Loan” has the meaning set forth in the introductory paragraph.

“Loan Documents” means this Note, the Pledge Agreement and the Subordination Agreement.

“Mandatory Prepayment” means any mandatory prepayment of the Loan pursuant to Section 4.1.

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, properties, liabilities (actual or contingent), operations or condition (financial or otherwise) of the Borrower Group Companies taken as a whole; (b) the validity or enforceability of any Loan Document; (c) the effectiveness, perfection or priority of any Lien purported to be created under the Pledge Agreement; (d) the rights or remedies of the Noteholder under any Loan Document; or (e) a Borrower Party’s ability to perform any of its material obligations under any Loan Document.

“Material Debt” has the meaning set forth in Section 11.6.

“Maturity Date” means the earliest to occur of (a) the third anniversary of the date of this Note, (b) the date all Borrower Group Companies no longer hold any SoFi Shares as a result of the sale of all such shares, and (c) the date upon which all amounts under this Note shall become due and payable pursuant to Section 12.

“Net Proceeds” means all proceeds received by any Borrower Group Company arising from the disposal of any SoFi Shares, after deduction of cash out-of-pocket expenses reasonably incurred in relation to such disposal to an unaffiliated third party.

“Note” has the meaning set forth in the introductory paragraph.

“Noteholder” has the meaning set forth in the introductory paragraph.

“Order” as to any Person means any order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“OPI” means Oak Pacific Investment, an exempted company incorporated under the laws of the Cayman Islands with limited liability (registration no. 326905) having its registered office at PO Box 309, Ugland House, Ground Cayman KY1-1104, Cayman Islands.

“OPI Shareholders Agreement” means the shareholders agreement relating to OPI dated on or about the date of this Note between OPI, Noteholder (or its affiliate), Joseph Chen, James Jian Liu and DCM Ventures.

“Parties” has the meaning set forth in the introductory paragraph.

3

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, Governmental Authority or other entity.

“Pledge Agreement” means the Pledge Agreement, dated as of the date hereof, by and between the SoFi Holder and the Noteholder.

“Prepayment Amount” has the meaning set forth in Section 4.2(c).

“Principal Reduction Amount” has the meaning set forth in Section 4.2(b).

“Renren” means Renren Inc., an exempted company incorporated in the Cayman Islands with limited liability (registration no. 161382) having its registered office at PO Box 309, Ugland House, Ground Cayman KY1-1104, Cayman Islands.

“Renren Lianhe Shareholders Agreement” means the Shareholders Agreement relating to the Borrower dated on or about the date of this Note by and among Oak Pacific Investment, Mr. Joseph Chen, Mr. James Jian Liu, and the Borrower.

“Renren Loan” means the loan from Renren to OPI in an amount of up to US$90,000,000.

“Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of April 27, 2018 among Renren and OPI.

“SoFi” means Social Finance, Inc., a Delaware corporation with its registered office in the State of Delaware at 2711 Centerville Road, Suite 400, in the city of Wilmington, county of New Castle, Zip Code 19808.

“SoFi Holder” means the Borrower’s wholly owned subsidiary, Renren SF Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (registration no. 318685) having its registered office at PO Box 309, Ugland House, Ground Cayman KY1-1104, Cayman Islands).

“SoFi Proceeds” has the meaning set forth in Section 4.1(b).

“SoFi Shares” means the issued and outstanding shares of the capital stock of SoFi.

“SoftBank Group” means SoftBank Group Corp. and its affiliates other than (to the extent applicable) (i) SoFi, Renren, DCM Ventures and their respective subsidiaries, and (ii) Mr. Joseph Chen and Mr. James Liu.

“Subordination Agreement” means that Tripartite Deed of Subordination dated as of the date hereof among Everbright, Renren, OPI, the Borrower and the Noteholder pursuant to which inter alia the Noteholder subordinates its claims with respect to indebtedness from the Borrower to the claims of Everbright, and Renren subordinates its claims with respect to indebtedness from the Borrower (if any) and OPI to the claims of the Noteholder and Everbright.

“Valuation Ratio” has the meaning set forth in Section 4.2(a).

4

1.2       Rules of Interpretation. For purposes of this Note, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Note as a whole. The definitions given for any defined terms in this Note shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (i) to Sections mean the Sections of this Note; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; (iii) to any Person includes such Person’s permitted successors and assigns; and (iv) to a statute or other applicable Law means such statute or Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand or limit any of the terms or provisions hereof. This Note shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

1.3       Each Party agrees that the Note and the Pledge Agreement are subject to the terms of the Subordination Agreement. In the event of any inconsistency between the Note and/or the Pledge Agreement with the Subordination Agreement, the Subordination Agreement shall prevail.

2.             Use of Proceeds. The Borrower acknowledges that it has received as of the date hereof the full principal amount of the Loan. The proceeds of the Loan shall be used by the Borrower (a) to pay consideration payable to Renren pursuant to the Separation and Distribution Agreement, (b) for general working capital purposes of the Borrower or, (c) subject to the terms and conditions provided in the OPI Shareholders Agreement, a loan (or loans) to a party (or parties) approved by the board of directors of the Borrower, the total principal amount of which does not exceed US$25,000,000 or its equivalent in other currencies.

3.             Repayment. On the Maturity Date, Borrower shall pay to the Noteholder (a) the unpaid principal amount of the Loan then outstanding and all accrued and unpaid interest (collectively, the “Basic Repayment Amount”), and (b) any other amounts due and payable under the Note; provided, however, that if any Borrower Group Company continues to hold any SoFi Shares, the amount due and payable on the Maturity Date pursuant to (a) shall be the greater of:

(i)       the Basic Repayment Amount; and

(ii)       the amount that would be required to be paid as a Mandatory Prepayment if the applicable Borrower Group Company had sold such SoFi Shares, with the SoFi Proceeds calculated on the basis that the Current SoFi Valuation at the time of such sale is equal to (x) the per share valuation of SoFi in the last SoFi financing round completed prior to the Maturity Date, or (y) if SoFi is listed on a stock exchange, the per share market value of SoFi as of the closing of trading on the day on which trading most recently occurred on the relevant stock exchange prior to the Maturity Date.

5

4.             Prepayments.

4.1          Mandatory Prepayment. If any Borrower Group Company receives any Net Proceeds in respect of the SoFi Shares, it shall:

(a)       promptly (and, in any event, within 35 days after receipt of such proceeds) use all such Net Proceeds to repay the Everbright Loan (in whole or in part) if such loan then remains outstanding at such time; and

(b)       promptly (and, in any event, if a payment is to be made under clause (a) above, within 37 days after the receipt of such proceeds or, if no payment is to be made under clause (a) above, within 4 Business Days after the receipt of such proceeds) use the amount of such Net Proceeds that remain after the payment, if any, under clause (a) above (such remaining amount, the “SoFi Proceeds”) to make a payment to the Noteholder in an amount equal to the Prepayment Amount (in priority to any contractual or other obligations of any Borrower Group Company), which shall be applied as follows: (i) the Principal Reduction Amount shall be applied towards repayment of the principal amount of the Loan then outstanding; and (ii) if the Prepayment Amount exceeds the Principal Reduction Amount, then such excess shall be applied (A) first, towards interest under Section 5.1 or Section 5.3 below that has accrued and remains outstanding, and (B) second, any remaining amounts shall be applied as a payment of consideration with respect to the Loan.

4.2          Definitions. For the purposes hereof:

(a)           “Valuation Ratio” means the greater of:

(i)       Current SoFi Valuation / Initial SoFi Valuation; and

(ii)       1.0; and

(b)          “Principal Reduction Amount” means the lesser of:

(i)       SoFi Proceeds / Valuation Ratio; and

(ii)       Outstanding principal; and

(c)           “Prepayment Amount” means the Principal Reduction Amount multiplied by the Valuation Ratio,

where “Current SoFi Valuation” means the valuation of SoFi Shares on a per share basis in connection with the sale or other disposition triggering such Mandatory Prepayment.

4.3          Voluntary Prepayments. Except as expressly provided herein, the Borrower may not prepay the Loan without the prior written consent of the Noteholder.

5.            Interest and Loan Consideration.

5.1          Standard Interest. Except as otherwise provided herein:

(a)            The outstanding principal amount of the Loan made hereunder shall (except when paragraph 5.3 applies) bear interest at the Interest Rate from (and including) the date hereof to (and excluding) the date upon which the principal amount of the Loan is paid in full; and

6

 (b)           Accrued and unpaid interest will be capitalized and added to the principal amount on each anniversary of the date hereof occurring prior to the Maturity Date, and paid in cash on the Maturity Date.

5.2           Default Interest. If an Event of Default has occurred and has not been waived, the outstanding principal amount of the Loan and any other amounts payable hereunder or in connection herewith (both before and after any judgment) shall bear interest at the Default Rate for so long as that Event of Default is continuing.

5.3           Computation of Interest. All computations of interest shall be made on the basis of a year of 360 days, as the case may be, and the actual number of days elapsed.

5.4           Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Loan shall exceed the maximum rate of interest permitted to be charged by the Noteholder to the Borrower under applicable Law, such interest rate shall be reduced automatically to the maximum rate of interest permitted to be charged under applicable Law.

5.5           Loan Consideration. As consideration for the provision of the Loan, the Borrower shall pay to the Lender such amounts as and to the extent provided under Section 4.1(b)(ii)(B).

6.            Payment Mechanics.

6.1           Manner of Payments. All payments under or in respect of this Note shall be made in lawful money of the United States of America no later than 11:00 AM (US Eastern Standard Time) on the date on which such payment is due, by wire transfer of immediately available funds to the Noteholder’s account at a bank specified by the Noteholder in writing to the Borrower from time to time.

6.2           Application of Payments. Except as expressly provided under Section 4.1(b) or in any other Loan Document, all payments made under or in connection with any Loan Document shall be applied (a) first, to the payment of any fees or charges outstanding hereunder, (b) second, to accrued interest, and (c) third, to the payment of the principal amount outstanding under the Note.

6.3           Business Day Convention. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

6.4           Rescission of Payments. If at any time any payment made by the Borrower under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, the Borrower’s obligation to make such payment shall be reinstated as though such payment had not been made.

6.5           No Set-off. All payments to be made to the Noteholder under or in connection with the Loan Documents shall be made in full without set-off or counterclaim, and free and clear of, and without any set-off or deduction for or on account of any taxes, levies, imports, duties, charges, fees or withholdings of any nature.  If the Borrower is required by law to make any such set-off, reduction or deduction, the Borrower shall pay to the Noteholder such additional amounts as necessary to ensure receipt by the Noteholder of the full amount the Noteholder would have received but for such set-off, reduction or deduction.

7

7.            Status. This Note constitutes direct, general, unconditional, unsubordinated and secured obligations of the Borrower. The payment obligations of the Borrower under this Note shall, save for such exceptions as may be provided by applicable law, at all times rank at least equally with all of its other present and future direct, general, unconditional and unsubordinated obligations other than the Everbright Loan, and at all times rank senior to all of the Borrower’s present and future subordinated obligations.

8.            Representations and Warranties. On the date of this Note and each day thereafter until all amounts outstanding under this Note have been repaid in full, the Borrower represents and warrants to the Noteholder as follows:

8.1           Existence; Compliance with Laws. Each Borrower Group Company is (a) duly organized, validly existing and in good standing under the laws of the state of its jurisdiction of organization and has the requisite power and authority, and the legal right, to own, lease and operate its properties and assets and to conduct its business as it is now, or contemplated as being, conducted and (b) in compliance with all Laws and Orders.

8.2           Power and Authority. The Borrower and its subsidiaries that are parties to the Loan Documents (the “Borrower Parties”) each has the power and authority, and the legal right, to execute and deliver the Loan Documents and to perform its obligations thereunder.

8.3           Authorization; Execution and Delivery. The execution and delivery of the Loan Documents by each of the Borrower Parties and the performance of their respective obligations thereunder have been duly authorized by all necessary action in accordance with all applicable Laws. Each Borrower Party has each duly executed and delivered each Loan Document to which it is a party.

8.4           No Approvals. No consent or authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person is required in order for the Borrower Parties to execute, deliver, or perform any of their respective obligations under the Loan Documents.

8.5           No Violations. The execution and delivery of the Loan Documents and the consummation by the Borrower Parties of the transactions contemplated thereby do not and will not (a) violate any provision of any Borrower Party’s organizational documents; (b) violate any Law or Order applicable to any Borrower Party or by which any of its properties or assets may be bound; or (c) constitute a default under any material agreement or contract by which a Borrower Party may be bound.

8.6           Enforceability. Each of the Loan Documents is a valid, legal and binding obligation of the applicable Borrower Parties, enforceable against such Borrower Parties in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

8

8.7           No Litigation. No action, suit, litigation, investigation or proceeding of, or before, any arbitrator or Governmental Authority is pending or threatened by or against any Borrower Group Company or any of its property or assets that could be expected to have a Material Adverse Effect.

8.8           Everbright Loan. The only Debt to which this Note is subordinated is the Everbright Loan. The outstanding principal amount under the Everbright Loan as of the date hereof is US$59,260,000. The Borrower has provided the Noteholder with true and complete copies of the senior secured promissory note, the subscription agreement, the equitable mortgage over shares and the warrant relating to the Everbright Loan and such documents contain all the terms of the Everbright Loan.

8.9           Renren Loan. The outstanding principal amount under the Renren Loan as of the date hereof is US$90,000,000. The Borrower has provided the Noteholder with true and complete copies of all documentation relating to the Renren Loan.

8.10         SoFi. As of the date hereof, (i) the SoFi Holder holds 34,723,982 SoFi Shares, and (ii) the SoFi Holder is the sole beneficial and the sole record owner of and has good and valid title to such SoFi Shares, free and clear of any Liens other than Liens pursuant to the Everbright Loan, the Renren Loan and the Pledge Agreement. No Borrower Group Company other than the SoFi Holder holds any of the issued and outstanding shares of the capital stock of SoFi (including rights with respect thereto).

8.11         Security. The SoFi Shares over which a Lien has been granted pursuant to the Pledge Agreement are not subject to any Liens other than Liens pursuant to the Pledge Agreement, the Everbright Loan and the Renren Loan.

8.12         Solvency. The Borrower (a) is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become due, and (b) is not “unable to pay its debts” within the meaning of Section 93 of the Cayman Islands Companies Law (2016 Revision) (as amended).

9.            Affirmative Covenants. Until all amounts outstanding under this Note have been repaid in full, the Borrower shall, and shall procure that each Borrower Group Company shall:

9.1           Maintenance of Existence. Preserve, renew and maintain in full force and effect its corporate or organizational existence and take all reasonable action to maintain all rights, privileges and franchises necessary or desirable in the normal conduct of its business, except, in each case, where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

9.2           Compliance. Comply with (a) all of the terms and provisions of its organizational documents; (b) its obligations under its material contracts and agreements; and (c) all Laws and Orders applicable to it and its business, except in the case of clauses (b) and (c) where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

9.3           Payment Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings, and reserves in conformity with GAAP with respect thereto have been provided on its books.

9

9.4           Monetization of SoFi. Manage the SoFi Shares with a view to monetization of such shares as soon as practicable after the date hereof, and distribute to the Borrower’s shareholders in accordance with the OPI Shareholders Agreement all Net Proceeds in respect of the SoFi Shares that are not used to repay the Everbright Loan, this Loan or the Renren Loan.

9.5           SoFi Share Sale. Notify the Noteholder in writing promptly upon the sale or other disposition of any SoFi Shares and, as promptly as reasonably practicable thereafter, provide to the Noteholder a reasonably detailed accounting of the SoFi Proceeds.

9.6           SoFi Share Pledge. Take all action necessary to procure that this Note is at all times secured, pursuant to perfected liens under the Pledge Agreement, by the number of SoFi shares set forth therein.

9.7           Access. Maintain accurate and complete accounting and other financial records, and provide the Noteholder and its advisors, agents and representatives reasonable access to the Noteholder’s books, records, work papers and personnel, including to enable such Persons to verify any calculations in connection with this Note.

9.8           Annual Business Plan. Conduct its business in accordance with an annual business plan setting out OPI’s general investment and operating strategies and detailed operating and capital budgets. The Borrower will promptly provide to the Noteholder OPI’s initial annual business plan as prepared in accordance with the OPI Shareholders Agreement and thereafter promptly provide to the Noteholder each subsequent or amended annual business plan whenever prepared in accordance with the OPI Shareholders Agreement.

9.9           Financial Statements. Use commercially reasonable efforts to deliver to the Noteholder (a) annual, audited financial statements of OPI, within 90 days following the end of each fiscal year (provided that the Borrower will, in any event, deliver such financial statements within 120 days following the end of each fiscal year), and (b) quarterly, unaudited financial statements of OPI, within 45 days following the end of each of the first three quarters of the year (provided that the Borrower will, in any event, deliver such financial statements within 60 days following the end of each of the first three quarters of the year). Concurrently with such quarterly and annual financial statements, the Borrower shall also provide the Noteholder a summary report certified by OPI’s chief financial officer setting out the current valuation, and other customary information, in respect of each investment asset, including the SoFi Shares, and any other matters of material importance to the Borrower.

9.10         Notice of Default. As soon as possible and in any event within two (2) Business Days after it becomes aware that a Default has occurred, notify the Noteholder in writing of the nature and extent of such Default and the action, if any, it has taken or proposes to take with respect to such Default.

10.          Negative Covenants. Until all amounts outstanding under this Note have been repaid in full, the Borrower shall not, and shall procure that each Borrower Group Company shall not, without the prior written approval of the Noteholder:

10

10.1        Indebtedness. Prior to the sale or distribution of all SoFi Shares owned by the Borrower Group Companies:

(a)       incur or assume any Debt other than (i) the Everbright Loan and (ii) the Renren Loan and (iii) any existing debt as at the date of this Agreement between Renren and its subsidiaries that are acquired by the Borrower pursuant to the Separation and Distribution Agreement;

(b)       modify the terms of any Debt in a way which would be prejudicial to the interests of the Noteholder; or

(c)       prepay any Debt, other than the Everbright Loan.

10.2       Liens. Incur, create, assume, suffer to exist, transfer, dispose or distribute any Lien on any of the SoFi Shares, whether now owned or hereinafter acquired, except for Liens created pursuant to the Everbright Loan, the Renren Loan and the Pledge Agreement.

10.3       SoFi Proceeds. Take any action other than as provided elsewhere herein with respect to proceeds from the monetization of the SoFi Shares. For the avoidance of doubt, such proceeds shall not be used with respect to investments by any Borrower Group Company.

10.4       Line of Business. Enter into any business, directly or indirectly, except for those businesses in which each such Borrower Group Company is engaged on the date of this Note or that are reasonably related thereto.

10.5       Reorganization. Effect any merger, spinoff or any form of recapitalization, reorganization, liquidation or dissolution other than as contemplated by the Separation and Distribution Agreement.

10.6       Prohibited Transactions. Enter into material transactions with SoFi, Renren, DCM Ventures, Mr. Joseph Chen, Mr. James Jian Liu or their respective affiliates (other than the SoftBank Group) other than entering into any material transaction that:

(a)       is expressly contemplated by or set forth in the Separation and Distribution Agreement;

(b)       is for the repayment of any amounts or satisfaction of any obligations under the Renren Loan or the Everbright Loan;

(c)       is in accordance with Section 2(c) hereof;

(d)       constitutes a Board Reserved Matter (as defined in the OPI Shareholders Agreement) or Shareholder Reserved Matter (as defined in the OPI Shareholders Agreement) and is duly approved in accordance with the terms and conditions of the OPI Shareholders Agreement; or

(e)       is solely for purpose of paying Distributable Proceeds in relation to the Management Carried Interest of Mr. Joseph Chan and Mr. James Jian Liu under the Renren Lianhe Shareholders Agreement.

11

11.          Events of Default. The occurrence and continuance of any of the following shall constitute an “Event of Default” hereunder:

11.1         Failure to Pay. Any Borrower Party fails to pay any principal, interest or other amount of the Loan when due under this Note or any of the other Loan Documents unless its failure to pay is caused by administrative or technical error and payment is made within three Business Days of the due date.

11.2         Breach of Representations and Warranties. Any representation or warranty made or deemed made by any Borrower Party to the Noteholder in the Loan Documents is incorrect in any respect (if such representation or warranty is subject to a materiality standard) or in any material respect (if it is not) unless the circumstances relating thereto are capable of remedy and are remedied within 30 days.

11.3         Default under SoFi Investment Documents. Any representation or warranty made or deemed made by SoFi in or in connection with any of the documentation of its then most recently completed round of equity financing proves to have been made false or misleading in any respect (if such representation or warranty is subject to a materiality standard) or in any material respect (if it is not) when so made or deemed made, or a default by SoFi or any of its subsidiaries in the performance or observance of any material covenant, condition or provision contained in the documentation of SoFi’s then most recently completed round of equity financing.

11.4         Breach of Covenants. Any Borrower Party fails to observe or perform:

 (a)       any covenant, condition or agreement contained in Section 10; or

 (b)       any other covenant, obligation, condition or agreement contained in the Loan Documents other than those specified elsewhere in this Section 11 and such failure continues for 30 days.

11.5         Use of Proceeds. Any Borrower Group Company or Renren uses the proceeds of the Loan in a manner that is not expressly permitted under Section 2.

11.6         Cross-Defaults. (a) any Debt of any Borrower Group Company (other than under this Note) in an aggregate principal amount exceeding US$100,000 (“Material Debt”) shall not be paid at its stated maturity or shall be duly declared to be or shall become due and payable prior to the stated maturity thereof, (b) there shall occur and be continuing any event under any agreement or instrument relating to any such Material Debt, the effect of which is to cause such Material Debt to become due prior to its stated maturity, or (c) the holder or holders of such indebtedness, or any trustee, agent or other representative on behalf of such holder or holders, become entitled to declare such Material Debt due and payable prior to the stated maturity thereof or shall have demanded or required, pursuant to the terms of any agreement or instrument relating to such Material Debt, that any Borrower Group Company redeem, repurchase or otherwise acquire or retire such Material Debt for value at any time prior to its stated maturity.

12

11.7        Bankruptcy.

(a)       Any Borrower Group Company commences any case, proceeding or other action (i) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (ii) seeking appointment of a receiver, trustee, custodian, conservator, liquidator, provisional liquidator or other similar official for it or for all or any substantial part of its assets, or any Borrower Group Company makes a general assignment for the benefit of its creditors;

(b)       there is commenced against any Borrower Group Company any case, proceeding or other action of a nature referred to in Section 11.7(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged or unbonded for a period of 30 days;

(c)       there is commenced against any Borrower Group Company any case, proceeding or other action seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof;

(d)       there is commenced any auction or similar process with respect to all or any substantial part of any Borrower Group Company’s assets;

(e)       any Borrower Group Company takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 11.7(a), Section 11.7(b), Section 11.7(c) or Section 11.7(d) above; or

(f)       the Borrower is “unable to pay its debts” within the meaning of Section 93 of the Cayman Islands Companies Law (2016 Revision)(as amended) or any other Borrower Group Company is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due.

11.8        Judgments. (a) Any final judgment or judgments for the payment of money aggregating in excess of US$100,000 shall be rendered against any Borrower Group Company which judgments are not, within 30 days after the entry thereof, bonded, discharged or stayed pending appeal; provided, however, that any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the monetary threshold so long as such Borrower Group Company provides the Noteholder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Noteholder) to the effect that such judgment is covered by insurance or an indemnity and such Borrower Group Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment; or (b) any action shall be legally taken by a creditor to attach or levy upon any assets of any Borrower Group Company to enforce any final judgment in excess of US$100,000 and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Borrower Group Company to enforce any judgment (whether final or not) in excess of US$100,000.

11.9        Cessation of Business. Any Borrower Group Company ceases or threatens to cease to carry on its principal business to a material extent.

13

11.10       Termination or Repudiation. Any Loan Document or any provision therein ceases for any reason to be in full force and effect in any respect or is terminated or if there is any purported termination or repudiation of the same.

11.11       Material Adverse Effect. There has occurred a Material Adverse Effect.

12.          Remedies. Upon the occurrence of any Event of Default and at any time thereafter during the continuance of such Event of Default which has not been waived, the Noteholder may at its option, by written notice to the Borrower (a) terminate its commitment to make the Loan hereunder; (b) accelerate the maturity of and declare the entire principal amount of this Note, together with all accrued interest thereon and all other amounts payable hereunder (including pursuant to Section 3), immediately due and payable; and/or (c) exercise any or all of its rights, powers or remedies under Pledge Agreement or applicable Law; provided, however that, if an Event of Default described in Section 11.7 shall occur, the principal of and accrued interest on the Loan shall become immediately due and payable without any notice, declaration or other act on the part of the Noteholder.

13.          Miscellaneous.

13.1        Notices.

(a)           All notices, requests or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as such Party may from time to time specify in writing in compliance with this provision:

(i)	If to the Borrower:

5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing, 100016

People’s Republic of China

Attn: Thomas Ren

E-mail: jintao.ren@renren-inc.com

(ii)	If to the Noteholder:

69 Grosvenor Street

London, W1K 3JP

United Kingdom

Attn: Brian Wheeler, General Counsel

E-mail: legal@softbank.com

(b)           Notices if (i) mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received; and (ii) sent by e-mail shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment).

14

13.2         Expenses. The Borrower agrees to pay on demand all actual out-of-pocket costs and expenses of the Noteholder, including such reasonable fees and disbursements of its outside counsel, in connection with (A) any Event of Default, (B) the enforcement or attempted enforcement of, and preservation of any rights or interests under, the Loan Documents, (C) any out-of-court workout or other refinancing or restructuring or any bankruptcy or insolvency case or proceeding.

13.3         Indemnity. The Borrower hereby agrees to indemnify the Noteholder, and its directors, officers, employees, agents, counsel and other advisors (each an “Indemnified Person”) against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel to an Indemnified Person, incurred by any Indemnified Person, or asserted against any Indemnified Person by any Person, in any way relating to or arising out of, in connection with, or as a result of a breach by the Borrower of this Note or any other Loan Document other than as a result of the negligence or willful default of any Indemnified Person (collectively, the “Indemnified Liabilities”).

13.4         Governing Law. This Note and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Note and the transactions contemplated hereby shall be governed by the laws of the Cayman Islands.

13.5         Submission to Jurisdiction.

 (a)            The Borrower hereby irrevocably and unconditionally (i) agrees that any legal action, suit or proceeding arising out of or relating to this Note may be brought in the Grand Court of the Cayman Islands and (ii) submits to the jurisdiction of any such court in any such action, suit or proceeding. Final judgment against the Borrower in any action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.

 (b)           Nothing in this Section 13.5 shall affect the right of the Noteholder to (i) commence legal proceedings or otherwise sue the Borrower in any other court having jurisdiction over the Borrower or (ii) serve process upon the Borrower in any manner authorized by the laws of any such jurisdiction.

13.6         Venue. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note in any court referred to in Section 13.5 and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

13.7       Waiver of Jury Trial. THE BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

15

13.8       Counterparts; Integration; Effectiveness. This Note and any amendments, waivers, consents or supplements thereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect hereto. Delivery of an executed counterpart of a signature page to this Note in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Note.

13.9       Successors and Assigns. This Note may be assigned or transferred by the Noteholder to any Person, subject to applicable law. The Borrower may not assign or transfer this Note or any of its rights hereunder without the prior written consent of the Noteholder and any attempted assignment by the Borrower in contravention of the foregoing shall be null and void. Subject to the foregoing, this Note shall inure to the benefit of, and be binding upon, the Parties and their permitted assigns.

13.10       Waiver of Notice. The Borrower hereby waives demand for payment, presentment for payment, protest, notice of payment, notice of dishonor, notice of nonpayment, notice of acceleration of maturity and diligence in taking any action to collect sums owing hereunder.

13.11       Amendments and Waivers. No term of this Note may be waived, modified or amended except by an instrument in writing signed by both of the Parties. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

13.12       No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising on the part of the Noteholder, of any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

13.13       Electronic Execution. The words “execution,” “signed,” “signature,” and words of similar import in the Note shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law.

13.14       Severability. If any term or provision of a Loan Document is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of such Loan Document or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties thereto shall negotiate in good faith to modify such Loan Document so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

16

(SIGNATURE PAGE FOLLOWS)

17

IN WITNESS WHEREOF, the Borrower has executed this Note as of the date first written above.

EXECUTED as a DEED by:

RENREN LIANHE HOLDINGS

Name:
Title:

Witnessed by:

Name:
Title:

Signature page to SB note

Annex J

Form of

US$90,000,000	[date], 2018

SECURED PROMISSORY NOTE

FOR VALUE RECEIVED, Oak Pacific Investment, a company incorporated in the Cayman Islands with limited liability (registration no. 326905) having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Borrower”), hereby unconditionally promises to pay to the order of Renren Inc., an exempted company incorporated in the Cayman Islands with limited liability, or its assigns (the “Noteholder”, and together with the Borrower, the “Parties”), the principal amount of NINETY MILLION UNITED STATES DOLLARS (US$90,000,000) (the “Loan”), together with all accrued interest thereon, as provided in this Secured Promissory Note (this “Note”).

THE OBLIGATIONS DUE UNDER THIS NOTE WILL BE SECURED BY A PLEDGE AGREEMENT EXECUTED IN RESPECT OF SOFI SHARES FOR THE BENEFIT OF THE NOTEHOLDER (SUBJECT TO THE SUBORDINATION AGREEMENT, THE EVERBRIGHT LIEN AND THE SOFTBANK LIEN).  ADDITIONAL RIGHTS OF THE NOTEHOLDER WILL BE SET FORTH IN SUCH PLEDGE AGREEMENT.

1.           Definitions; Rules of Interpretation.

1.1           Definitions.  Capitalized terms used herein shall have the meanings set forth in this Section 1.

“Borrower” has the meaning set forth in the introductory paragraph.

“Borrower Group Companies” means the Borrower and its Subsidiaries.

“Borrower Parties” has the meaning set forth in Section 8.2.

“Business Day” means a day (other than a Saturday or Sunday or other day on which commercial banks are authorized or required by law to close) on which commercial banks are open for the transaction of normal banking business in Hong Kong, Japan and the Cayman Islands.

“Change of Control” of a Person means the occurrence of any of the following:

(a)          individuals who on the Issue Date constituted the board of directors of such Person (together with any new directors whose nomination or election was approved by a vote of at least a majority of the members of the board of directors of such Person then in office who were members of the board of directors of such Person on the Issue Date or whose nomination or election was previously so approved) cease for any reason to constitute a majority of the members of the board of directors of such Person then in office;

(b)          any other bona fide transaction or series of related or substantially contemporaneous bona fide transactions through (1) (x) the merger, amalgamation or consolidation of such Person into or with one or more other Persons, (y) the merger, amalgamation or consolidation of one or more other Persons into or with such Person, or (z) a tender offer, take-over bid, arrangement or other business combination if, in the case of (x), (y) or (z), the holders of the equity securities of such Person prior to such merger, amalgamation, consolidation, tender offer, take-over bid, arrangement or other business combination do not, directly or indirectly, retain beneficial ownership of at least a majority of the voting power of the surviving Person, or (2) the voluntary issuance, sale, conveyance, exchange or transfer to another Person or Persons of (x) equity securities of such Person if, after such sale, conveyance, exchange or transfer, the holders of equity securities of such Person prior to such sale, conveyance, exchange or transfer do not, directly or indirectly, retain beneficial ownership of at least a majority of the voting power of such Person, or (y) a majority of the assets of such Person;

(c)          Mr. Joseph Chen and Mr. James Jian Liu cease to be entitled together to appoint a majority of the board of directors of the Borrower; or

(d)          Borrower ceases to own less than 100% of its direct or indirect Subsidiaries other than (i) Renren Lianhe, which shall be wholly-owned by Borrower except Mr. Joseph Chen and Mr. James Jian Liu may own Preference Shares (as defined in the Lianhe Shareholders Agreement) in Renren Lianhe and (ii) Zhenzhong, provided that ownership in Zhenzhong by any Person other than Borrower shall be in connection with the Zhenzhong employee share incentive scheme.

“Chen Distribution” means an in-kind distribution or distribution of the proceeds of disposal of Mr. Joseph Chen’s Pro Rata Fully Diluted Share of the Unpledged SoFi Shares pursuant to Section 9.3 of the OPI Shareholders Agreement, provided that at the time of such distribution or disposal, (a) no Default or Event of Default shall have occurred and be continuing and (b) the Borrower Group Companies shall be in compliance with Section 9.6 hereof and the Pledge Agreement.

“Collateral” has the meaning ascribed to such term in the Pledge Agreement (when executed).

“DCM Distribution” means an in-kind distribution or distribution of the proceeds of disposal of DCM Venture’s Pro Rata Fully Diluted Share of the Unpledged SoFi Shares pursuant to Section 9.1 or 13.1(a) of the OPI Shareholders Agreement, provided that at the time of such distribution or disposal, (a) no Default or Event of Default shall have occurred and be continuing and (b) the Borrower Group Companies shall be in compliance with Section 9.6 hereof and the Pledge Agreement.

“Debt” of a Borrower Group Company means all (a) indebtedness for borrowed money; (b) obligations for the deferred purchase price of property or services, except trade payables arising in the ordinary course of business; (c) obligations evidenced by notes, bonds, debentures or other similar instruments; (d) obligations as lessee under capital leases; (e) obligations in respect of any interest rate swaps, currency exchange agreements, commodity swaps, caps, collar agreements or similar arrangements entered into by a Borrower Group Company providing for protection against fluctuations in interest rates, currency exchange rates or commodity prices or the exchange of nominal interest obligations, either generally or under specific contingencies; (f) obligations under acceptance facilities and letters of credit; (g) guaranties, endorsements (other than for collection or deposit in the ordinary course of business), and other contingent obligations to purchase, to provide funds for payment, to supply funds to invest in any Person, or otherwise to assure a creditor against loss, in each case, in respect of indebtedness set out in clauses (a) through (f) of a Person other than the Borrower Group Company; and (h) indebtedness set out in clauses (a) through (g) of any Person other than the Borrower Group Company secured by any lien on any asset of the Borrower Group Company, whether or not such indebtedness has been assumed by the Borrower Group Company.

2

“Default” means any of the events, circumstances and/or conditions specified in Section 11 which constitutes an Event of Default or which, upon the giving of notice, the lapse of time, the making of any determination under the Loan Documents or any combination of any of the foregoing would, unless cured within applicable grace periods provided herein or waived, become an Event of Default.

“Default Rate” means the per annum rate equal to the Interest Rate plus five per cent (5%).

“Event of Default” has the meaning set forth in Section 11.

“Everbright” means Clear Light Ventures Limited (泓光創投有限公司), a British Virgin Islands business company.

“Everbright Collateral” means the SoFi Shares subject to the Everbright Lien.

“Everbright Lien” means the Liens in favor of Everbright granted in connection with the Everbright Loan.

“Everbright Loan” means that certain Senior Secured Promissory Note issued as of           , 2018 by Renren Lianhe to Everbright in the principal amount of US$59,260,000.

“Everbright Payoff” means the date that the principal amount and accrued but unpaid interest (other than any Catch-Up Interest (as defined in the Everbright Loan)) of the Everbright Loan shall have been paid in full.

“Everbright Warrant” means that certain Warrant, dated on         , 2018, issued by the SoFi Holder to Everbright in connection with the Everbright Loan.

“GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time.

“Governmental Authority” means the government of any nation or any political subdivision thereof, whether at the national, state, territorial, provincial, municipal or any other level, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of, or pertaining to, government (including any supranational bodies such as the European Union or the European Central Bank).

“Indemnified Liabilities” has the meaning set forth in Section 13.3.

“Indemnified Person” has the meaning set forth in Section 13.3.

“Interest Rate” means the per annum rate equal to eight per cent (8%).

“Investment” is any beneficial ownership interest in any Person (including stock, partnership interest or other securities), and any loan, advance or capital contribution to any Person.

3

“Issue Date” means          , 2018, being the date of issue of this Note

“Law” as to any Person, means any law (including common law), statute, ordinance, treaty, rule, regulation, policy or requirement of any Governmental Authority and authoritative interpretations thereon, whether now or hereafter in effect, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

“Lianhe Shareholders Agreement” means that certain Shareholders Agreement relating to Renren Lianhe, by and among the Borrower, Mr. Joseph Chen, Mr. James Jian Liu and Renren Lianhe.

“Lien” means any mortgage, pledge, hypothecation, encumbrance, lien (statutory or other), charge or other security interest.

“Loan” has the meaning set forth in the introductory paragraph.

“Loan Documents” means this Note, the Pledge Agreement and the Subordination Agreement.

“Mandatory Prepayment” means any mandatory prepayment of the Loan pursuant to Section 3.2(a).

“Material Adverse Effect” means a material adverse effect on (a) the business, assets, properties, liabilities (actual or contingent), operations or condition (financial or otherwise) of the Borrower Group Companies taken as a whole; (b) the validity or enforceability of any Loan Document; (c) the effectiveness, perfection or priority of any Lien purported to be created under the Pledge Agreement (when executed); (d) the rights or remedies of the Noteholder under any Loan Document; or (e) a Borrower Party’s ability to perform any of its material obligations under any Loan Document.

“Material Debt” has the meaning set forth in Section 11.6.

“Maturity Date” means the earliest to occur of (a) the fifth anniversary of the date of this Note, (b) the date all Borrower Group Companies no longer hold any SoFi Shares as a result of the sale of all such shares, and (c) the date upon which all amounts under this Note shall become due and payable pursuant to Section 12.

“Net Proceeds” means all proceeds received by any Borrower Group Company arising from the disposal of any investment asset or any part thereof, including any SoFi Shares, after deduction of necessary cash out-of-pocket expenses reasonably incurred in relation to such disposal to an unaffiliated third party.

“Note” has the meaning set forth in the introductory paragraph.

“Noteholder” has the meaning set forth in the introductory paragraph.

“Order” as to any Person means any order, decree, judgment, writ, injunction, settlement agreement, requirement or determination of an arbitrator or a court or other Governmental Authority, in each case, applicable to or binding on such Person or any of its properties or to which such Person or any of its properties is subject.

4

“OPI Shareholders Agreement” means that certain Shareholders Agreement relating to the Borrower, by and among the Borrower, Softbank Group Capital Limited, Mr. Joseph Chen, Mr. James Jian Liu, and DCM Ventures.

“Parties” has the meaning set forth in the introductory paragraph.

“Person” means any individual, corporation, limited liability company, trust, joint venture, association, company, limited or general partnership, unincorporated organization, Governmental Authority or other entity.

“Pledge Agreement” means the Stock Pledge Agreement, dated as of the date hereof, by and between the SoFi Holder and the Noteholder, or any other pledge agreement to be executed pursuant to Section 9.6.

“Pro Rata Fully Diluted Share” has the meaning ascribed to such term in the OPI Shareholders Agreement.

“Remaining Proceeds” has the meaning set forth in Section 3.2(a)(i).

“Renren Lianhe” means the Borrower’s wholly owned subsidiary, Renren Lianhe Holdings, an exempted company incorporated under the laws of the Cayman Islands, with limited liability (registration no. MC-261574) having its registered office at PO Box 309, Ugland House, Ground Cayman KY1-1104, Cayman Islands.

“Separation and Distribution Agreement” means that Separation and Distribution Agreement dated as of April 27, 2018, between Noteholder and the Borrower.

“SoFi” means Social Finance, Inc., a Delaware corporation, with its registered office in the State of Delaware at 2711 Centerville Road, Suite 400, in the city of Wilmington, county of New Castle, Zip Code 19808.

“SoFi Holder” means the Borrower’s wholly owned subsidiary, Renren SF Holdings Inc., an exempted company incorporated under the laws of the Cayman Islands, with limited liability (registration no. 318685) having its registered office at PO Box 309, Ugland House, Ground Cayman KY1-1104, Cayman Islands.

“SoFi Shares” means the issued and outstanding shares of the capital stock of SoFi.

“SoftBank Collateral” means the SoFi Shares subject to SoftBank Lien.

“SoftBank Distribution” means an in-kind distribution or distribution of the proceeds of disposal of SoftBank Group’s Pro Rata Fully Diluted Share of the Unpledged SoFi Shares pursuant to Section 9.2 or 13.1(a) of the OPI Shareholders Agreement, provided that at the time of such distribution or disposal, (a) no Default or Event of Default shall have occurred and be continuing; (b) the Everbright Payoff shall have occurred and such distribution or disposal shall not be prohibited by the documents entered into in connection with the Everbright Loan (including without limitation the Everbright Warrant); and (c) the Borrower Group Companies shall be in compliance with Section 9.6 hereof and the Pledge Agreement.

5

“SoftBank Group” means SoftBank Group Corp. and its affiliates other than (to the extent applicable) (i) SoFi, the Noteholder, DCM Ventures and their respective subsidiaries, and (ii) Mr. Joseph Chen and Mr. James Jian Liu.

“SoftBank Lien” means the Liens in favor of SoftBank Group Capital Limited granted in connection with the SoftBank Loan.

“SoftBank Loan” means that certain Secured Promissory Note in the principal amount of US$60,000,000 issued on the date hereof by Renren Lianhe to SoftBank Group Capital Limited.

“SoftBank Payoff” means the date that the SoftBank Loan shall have been paid off in full.

“Subordination Agreement” means that Tripartite Deed of Subordination dated as of the date hereof among Everbright, SoftBank Group Capital Limited, the Borrower, Renren Lianhe and the Noteholder pursuant to which inter alia the Noteholder subordinates its claims with respect to indebtedness from Renren Lianhe (if any) and the Borrower to the claims of Everbright and SoftBank Group Capital Limited.

“Subsidiaries” of any person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is controlled by such person where “controlled” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such person or securities that represent a majority of the outstanding voting securities of such person .

“Unpledged SoFi Shares” means the SoFi Shares owned by the Borrower Group Companies excluding the Everbright Collateral, the SoftBank Collateral, the Collateral and the SoFi Shares issuable upon exercise of the Everbright Warrant.

“Zhenzhong” means Beijing Zhenzhong Interactive Information Technology Co., Ltd.

1.2           Rules of Interpretation.  For purposes of this Note, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Note as a whole. The definitions given for any defined terms in this Note shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Unless the context otherwise requires, references herein: (i) to Sections mean the Sections of this Note; (ii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof; (iii) to any Person includes such Person’s permitted successors and assigns; and (iv) to a statute or other applicable Law means such statute or Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. The headings of the various Sections and subsections herein are for reference only and shall not define, modify, expand or limit any of the terms or provisions hereof. This Note shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

6

1.3           Each Party agrees that the Note and the Pledge Agreement are subject to the terms of the Subordination Agreement. In the event of any inconsistency between the Note and/or the Pledge Agreement with the Subordination Agreement, the Subordination Agreement shall prevail.

2.           Use of Proceeds.  The Borrower acknowledges that it has received as of the date hereof assets with a value of at least equal to the full principal amount of the Loan.  This Note is given in exchange for the transfer by the Noteholder to the Borrower of all right, title and interest in such assets.  For the avoidance of doubt, no proceeds are being advanced to the Borrower by the Noteholder under this Note.

3.           Repayment and Prepayments.

3.1           Repayment. On the Maturity Date, the Borrower shall pay to the Noteholder (a) the unpaid principal amount of the Loan then outstanding and all accrued and unpaid interest, and (b) any other amounts due and payable under the Note.

3.2           Prepayments.

(a)           Mandatory Prepayment.

(i)            Asset Sale Proceeds.  If any Borrower Group Company receives any Net Proceeds, it shall:

(1)         promptly (and, in any event, with thirty-five (35) days after receipt of such proceeds) use all such Net Proceeds to repay the Everbright Loan (in whole or in part) if such loan then remains outstanding at such time;

(2)         promptly (and, in any event, if a payment is to be made under clause (1) above, within thirty-seven (37) days after the receipt of such proceeds or, if no payment is to be made under clause (1) above, within four (4) Business Days after the receipt of such proceeds) use the amount of such Net Proceeds that remain after the payment, if any, under clause (1) above to repay the SoftBank Loan in full (to the extent possible with such proceeds) if such loan then remains outstanding at such time; and

(3)         promptly (and, in any event , if a payment is to be made under clause (1) above, within thirty-eight (38) days after the receipt of such proceeds, or if no payment is to be made under clause (1) above, within five (5) Business Days after the receipt of such proceeds) use the amount of such proceeds that remain after the payment, if any, under clauses (1) and (2) above (such remaining amount, the “Remaining Proceeds”) to make payment to the Noteholder in an amount equal to the lesser of (x) the amount of such proceeds and (y) the principal amount of the Loan then outstanding, all accrued and unpaid interest, and all other amounts due and payable hereunder.

(ii)         Change of Control.  Upon a Change of Control of the Borrower or any of its Subsidiaries, the Borrower shall pay to the Noteholder the unpaid principal amount of the Loan then outstanding, all accrued and unpaid interest, and all other amounts due and payable hereunder.

7

(b)          Voluntary Prepayments.  The Borrower shall have the option to prepay the Loan, in part or in full, with the prior written consent of the Noteholder, provided that together with any such permitted prepayment on the Loan, the Borrower shall pay any accrued but unpaid interest on the portion of the Loan being prepaid as of the date of such prepayment.

4.           Conditions Precedent.  The Noteholder’s acceptance of this Note in exchange for the assets transferred herefor is subject to the satisfaction of the following conditions precedent and the Noteholder’s acceptance of this Note does not constitute a waiver by the Noteholder of the Borrower’s obligation to deliver such item:

4.1            Receipt by the Noteholder of:

(a)          this Note and the Pledge Agreement executed by the applicable Borrower Parties and the executed counterparts of the other Loan Documents;

(b)          fully executed copies of the documents in connection with the Everbright Loan and the SoftBank Loan;

(c)          fully executed copies of the Separation and Distribution Agreement;

(d)          a certificate of the corporate secretary attaching a true and correct copy of (1) the organizational documents of each Borrower Party and an incumbency certificate with respect to any Borrower Party’s officers executing any of the Loan Documents, certified by an officer of such Borrower Party, and (2) resolutions of the governing body (or an authorized committee thereof) of each Borrower Party authorizing each Loan Document to which such Borrower Party is party, certified by an officer of such Borrower Party;

(e)          evidence that all acts that the Noteholder deems necessary or desirable to perfect the Lien or charge created under the Pledge Agreement have been taken;

(f)          evidence that all consents, licenses, approvals or authorizations necessary for the consummation of the transactions contemplated by the Loan Documents have been obtained and are in effect;

(g)          such documents and certifications as the Noteholder may reasonably request to evidence that each Borrower Party is duly organized, validly existing and in good standing under the laws of the state of its jurisdiction of organization and has the requisite power and authority, and the legal right, to own, lease and operate its properties and assets and to conduct its business as it is now, or contemplated as being, conducted, certified by such appropriate officials or officers; and

(h)          evidence that all fees and expenses owing pursuant to the transactions contemplated by the Loan Documents have been paid.

8

4.2           There shall exist no action, suit, investigation, litigation or proceeding affecting any Borrower Group Company pending or threatened before any Governmental Authority or arbitrator relating in any way to the transactions contemplated by the Loan Documents or the Separation and Distribution Agreement.

4.3           The representations and warranties of the Borrower set forth herein and in any other Loan Document shall be true and correct as of the date hereof.

4.4           No Default or Event of Default shall have occurred as of the date hereof or arise as a result of the issuance of this Note.

5.           Interest.

5.1           Standard Interest. Except as otherwise provided herein:

(a)          The outstanding principal amount of the Loan made hereunder shall (except when Section 5.3 applies) bear interest at the Interest Rate from (and including) the date hereof to (and excluding) the date upon which the principal amount of the Loan is paid in full; and

(b)          Accrued and unpaid interest will be capitalized and added to the principal amount on each anniversary of the date hereof occurring prior to the Maturity Date (and such capitalized interest shall thereafter accrue interest at the rate then applicable hereunder), and paid in cash on the Maturity Date.

5.2           Maximum Lawful Rate.  If the effective interest rate under this Note exceeds the legally permissible maximum rate in any relevant jurisdiction, the interest rate under this Note shall be lowered to that maximum rate.

5.3           Default Interest. If an Event of Default has occurred and has not been waived, the outstanding principal amount of the Loan and any other amounts payable hereunder or in connection herewith (both before and after any judgment) shall bear interest at the Default Rate for so long as that Event of Default is continuing.

5.4           Computation of Interest. All computations of interest shall be made on the basis of a year of 360 days, as the case may be, and the actual number of days elapsed.

5.5           Interest Rate Limitation. If at any time and for any reason whatsoever, the interest rate payable on the Loan shall exceed the maximum rate of interest permitted to be charged by the Noteholder to the Borrower under applicable Law, such interest rate shall be reduced automatically to the maximum rate of interest permitted to be charged under applicable Law.

6.           Payment Mechanics.

6.1           Manner of Payments. All payments under or in respect of this Note shall be made in lawful money of the United States of America no later than 11:00 AM (prevailing US Eastern Time)) on the date on which such payment is due, by wire transfer of immediately available funds to the Noteholder’s account at a bank specified by the Noteholder in writing to the Borrower from time to time.

6.2           Application of Payments. Except as expressly provided under Section 3.2(a)(i)(3) or in any other Loan Document, all payments made under or in connection with any Loan Document shall be applied (a) first, to the payment of any fees or charges outstanding hereunder, (b) second, to accrued interest, and (c) third, to the payment of the principal amount outstanding under the Note.

9

6.3           Business Day Convention. Whenever any payment to be made hereunder shall be due on a day that is not a Business Day, such payment shall be made on the next succeeding Business Day and such extension will be taken into account in calculating the amount of interest payable under this Note.

6.4           Rescission of Payments. If at any time any payment made by the Borrower under this Note is rescinded or must otherwise be restored or returned upon the insolvency, bankruptcy or reorganization of the Borrower or otherwise, the Borrower’s obligation to make such payment shall be reinstated as though such payment had not been made.

6.5           No Set-off.  All payments to be made to the Noteholder under or in connection with the Loan Documents shall be made in full without set-off or counterclaim, and free and clear of, and without any set-off or deduction for or on account of any taxes, levies, imports, duties, charges, fees or withholdings of any nature.  If the Borrower is required by law to make any such set-off, reduction or deduction, the Borrower shall pay to the Noteholder such additional amounts as necessary to ensure receipt by the Noteholder of the full amount the Noteholder would have received but for such set-off, reduction or deduction.

7.           Status. This Note constitutes direct, general, unconditional, unsubordinated (subject only to the Subordination Agreement) and (by reason of the Pledge Agreement (when executed)) secured obligations of the Borrower. The payment obligations of the Borrower under this Note shall, save for such exceptions as may be provided by applicable law, at all times rank at least equally with all of its other present and future direct, general, unconditional and unsubordinated obligations other than the Everbright Loan and the SoftBank Loan pursuant to the terms of the Subordination Agreement, and at all times rank senior to all of the Borrower’s present and future subordinated obligations.

8.           Representations and Warranties. On the date of this Note and each day thereafter until all amounts outstanding under this Note have been repaid in full, the Borrower represents and warrants to the Noteholder as follows:

8.1           Existence; Compliance with Laws. Each Borrower Group Company is (a) duly organized, validly existing and in good standing under the laws of the state of its jurisdiction of organization and has the requisite power and authority, and the legal right, to own, lease and operate its properties and assets and to conduct its business as it is now, or contemplated as being, conducted and (b) in compliance with all Laws and Orders.

8.2           Power and Authority. Each of the Borrower and its subsidiaries that are parties to the Loan Documents (the “Borrower Parties”) has the power and authority, and the legal right, to execute and deliver the Loan Documents and to perform its obligations thereunder.

8.3           Authorization; Execution and Delivery. The execution and delivery of the Loan Documents by each of the Borrower Parties and the performance of their respective obligations thereunder have been duly authorized by all necessary action in accordance with all applicable Laws. Each Borrower Party has duly executed and delivered each Loan Document to which it is a party.

10

8.4           No Approvals. No consent or authorization of, filing with, notice to or other act by, or in respect of, any Governmental Authority or any other Person is required in order for the Borrower Parties to execute, deliver, or perform any of their respective obligations under the Loan Documents.

8.5           No Violations. The execution and delivery of the Loan Documents and the consummation by the Borrower Parties of the transactions contemplated thereby do not and will not (a) violate any provision of any Borrower Party’s organizational documents; (b) violate any Law or Order applicable to any Borrower Party or by which any of its properties or assets may be bound; or (c) constitute a default under any material agreement or contract by which a Borrower Party may be bound.

8.6           Enforceability. Each of the Loan Documents is a valid, legal and binding obligation of the applicable Borrower Parties, enforceable against such Borrower Parties in accordance with its terms subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

8.7           No Litigation. No action, suit, litigation, investigation or proceeding of, or before, any arbitrator or Governmental Authority is pending or threatened by or against any Borrower Group Company or any of its property or assets that could be expected to have a Material Adverse Effect.

8.8           Senior Loans. The only Debt to which this Note is subordinated is the Everbright Loan and the SoftBank Loan. The outstanding principal amount under the Everbright Loan as of the date hereof is US$59,260,000 and the outstanding principal amount under the SoftBank Loan as of the date hereof is US$60,000,000. The Borrower has provided the Noteholder with true and complete copies of all documentation relating to the Everbright Loan and the SoftBank Loan.

8.9           SoFi. As of the date hereof, (i) the SoFi Holder holds 259,348 shares of common stock of SoFi and 34,464,634, shares of preferred stock of SoFi, and (ii) the SoFi Holder is the sole beneficial and the sole record owner of and has good and valid title to such SoFi Shares, free and clear of any Liens other than Liens securing the Everbright Loan, the SoftBank Loan, and this Note. No Borrower Group Company other than the SoFi Holder holds any of the issued and outstanding shares of the capital stock of SoFi (including rights with respect thereto).

8.10         Security. The Collateral over which a Lien is granted pursuant to the Pledge Agreement (when executed) are not subject to any Liens other than the Liens securing the Everbright Loan and the SoftBank Loan.

8.11         Solvency. The Borrower (a) is able to pay its debts and liabilities, subordinated, contingent or otherwise, as such debts and liabilities become due, and (b) is not “unable to pay its debts” within the meaning of Section 93 of the Cayman Islands Companies Law (2016 Revision) (as amended).

9.           Affirmative Covenants. Until all amounts outstanding under this Note have been repaid in full, the Borrower shall, and shall procure that each Borrower Group Company shall:

11

9.1           Maintenance of Existence. Preserve, renew and maintain in full force and effect its corporate or organizational existence and take all reasonable action to maintain all rights, privileges, licenses, and franchises necessary or desirable in the normal conduct of its business (including the ownership of the SoFi Shares), except, in each case, where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

9.2           Compliance. Comply with (a) all of the terms and provisions of its organizational documents; (b) its obligations under its material contracts and agreements; and (c) all Laws and Orders applicable to it and its business, except in the case of clauses (b) and (c) where the failure to do so could not reasonably be expected to have a Material Adverse Effect.

9.3           Payment Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings, and reserves in conformity with GAAP with respect thereto have been provided on its books.

9.4           Monetization of SoFi. Manage the SoFi Shares with a view to monetization of such shares as soon as practicable after the date hereof, and distribute to the Borrower’s shareholders in accordance with the provisions of the OPI Shareholders Agreement all Net Proceeds in respect of the SoFi Shares that are not used to repay the Everbright Loan, the SoftBank Loan, or this Loan.

9.5           Notice of Asset Sale. Notify the Noteholder in writing promptly upon the sale or other disposition of any assets of any Borrower Group Company and, as promptly as reasonably practicable thereafter, provide to the Noteholder a reasonably detailed accounting of the Remaining Proceeds.

9.6           Share Pledge. Take all action necessary to procure that this Note is at all times secured, pursuant to a first priority perfected lien (subject only to the Everbright Lien and the SoftBank Lien, as applicable, at such relevant times set forth in the Subordination Agreement) under the Pledge Agreement on the Everbright Collateral and the SoftBank Collateral; provided, at any time following the Everbright Payoff  and as a condition to the SoftBank Distribution, Borrower shall take all action necessary to procure that this Note is at all times secured, pursuant to a first priority perfected lien under the Pledge Agreement (subject only to the Everbright Lien and the SoftBank Lien) by the number of SoFi Shares set forth in Schedule 2 of the Pledge Agreement; provided further, that at any time following the SoftBank Payoff, Borrower shall take all action necessary to procure that this Note is at all times secured by the number of SoFi Shares set forth in Schedule 3 of the Pledge Agreement.

9.7           Access. Maintain accurate and complete accounting and other financial records, and provide the Noteholder and its advisors, agents and representatives reasonable access to the Noteholder’s books, records, work papers and personnel, including to enable such Persons to verify any calculations in connection with this Note.

9.8            Annual Business Plan. Conduct its business in accordance with an annual business plan setting out the Borrower’s general investment and operating strategies and detailed operating and capital budgets. The Borrower will promptly provide to the Noteholder the Borrower’s initial annual business plan as prepared in accordance with the OPI Shareholders Agreement and thereafter promptly provide to the Noteholder each subsequent or amended annual business plan whenever prepared in accordance with the OPI Shareholders Agreement.

12

9.9           Financial Statements. Use commercially reasonable efforts to deliver to the Noteholder (a) annual, audited financial statements of the Borrower, within 90 days following the end of each fiscal year (provided that the Borrower will, in any event, deliver such financial statements within 120 days following the end of each fiscal year), and (b) quarterly, unaudited financial statements of the Borrower, within 45 days following the end of each of the first three quarters of the year (provided that the Borrower will, in any event, deliver such financial statements within 60 days following the end of each of the first three quarters of the year).  Concurrently with such quarterly and annual financial statements, the Borrower shall also provide the Noteholder a summary report certified by the Borrower’s chief financial officer setting out the current valuation, and other customary information, in respect of each investment asset, including the SoFi Shares, and any other matters of material importance to the Borrower.

9.10         Notice of Default. As soon as possible and in any event within two (2) Business Days after it becomes aware that a Default has occurred, notify the Noteholder in writing of the nature and extent of such Default and the action, if any, it has taken or proposes to take with respect to such Default.

9.11         Further Assurances. Promptly execute and deliver such further instruments and do or cause to be done such further acts as may be necessary or advisable to carry out the intent and purposes of the Loan Documents.

10.         Negative Covenants. Until all amounts outstanding under this Note have been paid in full, the Borrower shall not, and shall procure that each Borrower Group Company shall not, without the prior written approval of the Noteholder:

10.1         Indebtedness.

(a)          Incur or assume any Debt other than (i) the Everbright Loan, (ii) the SoftBank Loan, (iii) any Debt between Borrower Group Companies or (iv) this Note;

(b)          Modify the terms of any Debt in a way which would be prejudicial to the interests of the Noteholder; or

(c)          Prepay any Debt, other than (i) the Everbright Loan, (ii) the SoftBank Loan, (iii) this Note, and (iv) any Debt between Borrower Group Companies.

10.2         Liens. With effect from the date of execution of the Pledge Agreement, incur, create, assume, suffer to exist, transfer, dispose or distribute any Lien on the Collateral, whether now owned or hereinafter acquired, except for Liens created pursuant to the Pledge Agreement, the Everbright Lien and the SoftBank Lien.

10.3         SoFi Proceeds. Take any action other than as provided elsewhere herein with respect to proceeds from the monetization of the SoFi Shares. For the avoidance of doubt, such proceeds shall not be used with respect to Investments by any Borrower Group Company.

13

10.4         Line of Business. Enter into or conduct any business, directly or indirectly, which is in direct competition with any business of the Noteholder.

10.5         Reorganization. Effect any merger, spinoff or any form of recapitalization, reorganization, liquidation or dissolution other than as contemplated by the Separation and Distribution Agreement.

10.6         Prohibited Transactions. Save with the approval of the Noteholder, enter into material transactions with SoFi, Everbright, the SoftBank Group, DCM Ventures, Mr. Joseph Chen, Mr. James Jian Liu, Mr. David Chao or their respective affiliates other than (x) as contemplated pursuant to the Separation and Distribution Agreement, the Everbright Loan and the SoftBank Loan, (y) entry into any shareholders agreement relating to the Borrower Group Companies and (z) a loan (or loans) to a party (or parties) approved by the board of directors of the Borrower the total principal amount of which does not exceed US$25,000,000 or its equivalent in other currencies.

10.7         Investments.  At any time when the aggregate value of all SoFi Shares held by Borrower Group Companies is less than US$150,000,000 (based on (x) the per share valuation of  SoFi in the last SoFi financing round, or (y) if SoFi is listed on a stock exchange, the per share market value of SoFi as of the closing of trading on the day on which trading most recently occurred on the relevant stock exchange), directly or indirectly make any Investment other than (i) the Investments owned by the Borrower and its subsidiaries on the Issue Date, (ii) those Investments to be acquired by the Borrower and its subsidiaries pursuant to the Separation and Distribution Agreement, (iii) Investments in funds where commitments for capital contributions have been made prior to the Issue Date (other than SoFi Shares) in an amount not to exceed $3,000,000 and (iv) any other Investment expressly permitted by this Note.

10.8         Distributions.  Save as contemplated by the Separation and Distribution Agreement, pay any dividends, carry or management fees or make any distribution or payment or redeem, retire or purchase any capital stock provided that (a) the Borrower may pay dividends solely in common stock; (b) the Borrower may repurchase the stock of former employees or consultants pursuant to stock repurchase agreements so long as an Event of Default does not exist at the time of such repurchase and would not exist after giving effect to such repurchase, provided that the aggregate amount of all such repurchases does not exceed US$1,000,000 per fiscal year; and (c) nothing in this Section 10.8 shall prevent any member of the Borrower Group from making (i) any SoftBank Distribution, (ii) any DCM Distribution or (iii) any Chen Distribution.

10.9         Dispositions.  Convey, sell, lease, transfer, assign, or otherwise dispose of (collectively, “Transfer”) all or any part of its business or property, except (a) Transfers of assets in which the Net Proceeds of which are applied in accordance with Clause 3 hereof, provided that no SoFi Shares that constitute Collateral shall be sold at any time any Borrower Group Company owns SoFi Shares that do not constitute Collateral, (b) for any SoftBank Distribution, (c) for any DCM Distribution and (d) pursuant to the Everbright Warrant.

10.10         Changes in Business.  Without at least thirty (30) days prior written notice to the Noteholder: (a) change its jurisdiction of organization or center of main interests, (b) change its organizational structure or type, (c) change its legal name, or (c) change any organizational number (if any) assigned by its jurisdiction of organization.

14

10.11         Amendments to Certain Agreements and Organizational Documents.  Amend the OPI Shareholders Agreement, the Lianhe Shareholders Agreement, the Separation and Distribution Agreement, such Person’s formation documents or (a) if such Person is a corporation, its bylaws in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement).

11.         Events of Default. The occurrence and continuance of any of the following shall constitute an Event of Default hereunder:

11.1         Failure to Pay. Any Borrower Party fails to pay any principal, interest or other amount of the Loan when due under this Note or any of the other Loan Documents unless its failure to pay is caused by an administrative or technical error and payment is made within three (3) Business Days of the due date.

11.2         Breach of Representations and Warranties. Any representation or warranty made or deemed made by any Borrower Party to the Noteholder in the Loan Documents is incorrect in any respect (if such representation or warranty is subject to a materiality standard) or in any material respect (if it is not) unless the circumstances relating thereto are capable of remedy and are remedied within 30 days.

11.3         Default under SoFi Investment Documents. Any representation or warranty made or deemed made by SoFi in or in connection with any of the documentation of its then most recently completed round of equity financing proves to have been made false or misleading in any respect (if such representation or warranty is subject to a materiality standard) or in any material respect (if it is not) when so made or deemed made, or a default by SoFi or any of its subsidiaries in the performance or observance of any material covenant, condition or provision contained in the documentation of SoFi’s then most recently completed round of equity financing.

11.4         Breach of Covenants. Any Borrower Party fails to observe or perform:

(a)          any covenant, condition or agreement contained in Section 9.1, 9.6, or 10; or

(b)          any other covenant, obligation, condition or agreement contained in the Loan Documents other than those specified elsewhere in this Section 11 and such failure continues for 30 days.

11.5         Reserved.

11.6         Cross-Defaults. (a) the Everbright Loan, the SoftBank Loan, or any other Debt of any Borrower Group Company (other than under this Note) in an aggregate principal amount exceeding US$100,000 (“Material Debt”) shall not be paid at its stated maturity or shall be duly declared to be or shall become due and payable prior to the stated maturity thereof, (b) there shall occur and be continuing any event under any agreement or instrument relating to any such Material Debt, the effect of which is to cause such Material Debt to become due prior to its stated maturity, or (c) the holder or holders of such indebtedness, or any trustee, agent or other representative on behalf of such holder or holders, shall have demanded or required, pursuant to the terms of any agreement or instrument relating to such Material Debt, that any Borrower Group Company redeem, repurchase or otherwise acquire or retire such Material Debt for value at any time prior to its stated maturity.

15

11.7         Bankruptcy.

(a)          Any Borrower Group Company commences any case, proceeding or other action (i) under any existing or future Law relating to bankruptcy, insolvency, reorganization, or other relief of debtors, seeking to have an order for relief entered with respect to it, or seeking to adjudicate it as bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts or (ii) seeking appointment of a receiver, trustee, custodian, conservator, liquidator, provisional liquidator or other similar official for it or for all or any substantial part of its assets, or any Borrower Group Company makes a general assignment for the benefit of its creditors;

(b)          there is commenced against any Borrower Group Company any case, proceeding or other action of a nature referred to in Section 11.7(a) above which (i) results in the entry of an order for relief or any such adjudication or appointment or (ii) remains undismissed, undischarged or unbonded for a period of 30 days;

(c)          there is commenced against any Borrower Group Company any case, proceeding or other action seeking issuance of a warrant of attachment, execution or similar process against all or any substantial part of its assets which results in the entry of an order for any such relief which has not been vacated, discharged, or stayed or bonded pending appeal within 30 days from the entry thereof;

(d)          there is commenced any auction or similar process with respect to all or any substantial part of any Borrower Group Company’s assets;

(e)          any Borrower Group Company takes any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in Section 11.7(a), Section 11.7(b), Section 11.7(c) or Section 11.7(d) above; or

(f)          any Borrower Group Company is generally not, or shall be unable to, or admits in writing its inability to, pay its debts as they become due.

11.8         Judgments. (a) Any final judgment or judgments for the payment of money aggregating in excess of US$100,000 shall be rendered against any Borrower Group Company which judgments are not, within 30 days after the entry thereof, bonded, discharged or stayed pending appeal; provided, however, that any judgment which is covered by insurance or an indemnity from a creditworthy party shall not be included in calculating the monetary threshold so long as such Borrower Group Company provides the Noteholder a written statement from such insurer or indemnity provider (which written statement shall be reasonably satisfactory to the Noteholder) to the effect that such judgment is covered by insurance or an indemnity and such Borrower Group Company will receive the proceeds of such insurance or indemnity within 30 days of the issuance of such judgment; or (b) any action shall be legally taken by a creditor to attach or levy upon any assets of any Borrower Group Company to enforce any final judgment in excess of US$100,000 and the same shall remain undischarged for a period of 30 consecutive days during which execution shall not be effectively stayed, or any action shall be legally taken by a judgment creditor to attach or levy upon any assets of any Borrower Group Company to enforce any judgment (whether final or not) in excess of US$100,000.

16

11.9         Cessation of Business. Any Borrower Group Company ceases or threatens to cease to carry on its principal business to a material extent.

11.10         Termination or Repudiation. Any Loan Document, any provision therein or the Liens granted by the Pledge Agreement (after the execution of the Pledge Agreement) ceases for any reason to be in full force and effect in any respect or is terminated or if there is any purported termination or repudiation of the same.

11.11         Material Adverse Effect. There has occurred a Material Adverse Effect.

12.         Remedies. Upon the occurrence of any Event of Default and at any time thereafter during the continuance of such Event of Default which has not been waived, the Noteholder may at its option, by written notice to the Borrower (a) terminate its commitment to make the Loan hereunder; (b) accelerate the maturity of and declare the entire principal amount of this Note, together with all accrued interest thereon and all other amounts payable hereunder (including pursuant to Section 3.1), immediately due and payable; and/or (c) exercise any or all of its rights, powers or remedies under Pledge Agreement or applicable Law; provided, however that, if an Event of Default described in Section 11.7 shall occur, the principal of and accrued interest on the Loan shall become immediately due and payable without any notice, declaration or other act on the part of the Noteholder.

13.         Miscellaneous.

13.1         Notices.

(a)          All notices, requests or other communications required or permitted to be delivered hereunder shall be delivered in writing, in each case to the address specified below or to such other address as such Party may from time to time specify in writing in compliance with this provision:

(i)	If to the Borrower:

5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing, 100016
People’s Republic of China

Attn: Thomas Ren

E-mail: jintao.ren@renren-inc.com

(ii)	If to the Noteholder:

5/F, North Wing
18 Jiuxianqiao Middle Road
Chaoyang District, Beijing, 100016
People’s Republic of China

Attn: Thomas Ren

E-mail: jintao.ren@renren-inc.com

17

(b)          Notices if (i) mailed by certified or registered mail or sent by hand or overnight courier service shall be deemed to have been given when received; and (ii) sent by e-mail shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return e-mail or other written acknowledgment).

13.2         Expenses. The Borrower agrees to pay on demand all actual out-of-pocket costs and expenses of the Noteholder, including such reasonable fees and disbursements of its outside and internal counsel, in connection with (A) any Event of Default, (B) the enforcement or attempted enforcement of, and preservation of any rights or interests under, the Loan Documents, (C) any out-of-court workout or other refinancing or restructuring or any bankruptcy or insolvency case or proceeding.

13.3         Indemnity. The Borrower hereby agrees to indemnify the Noteholder, and its directors, officers, employees, agents, counsel, affiliates, partners, trustees, administrators, managers, representatives and other advisors (each an “Indemnified Person”) against, and hold each of them harmless from, any and all liabilities, obligations, losses, claims, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including the reasonable fees and disbursements of counsel (including the allocated cost of internal counsel) to an Indemnified Person, incurred by any Indemnified Person, or asserted against any Indemnified Person by any Person, in any way relating to or arising out of, in connection with, or as a result of a breach by the Borrower of this Note or any other Loan Document other than and solely to the extent directly resulting from the gross negligence or willful default of any Indemnified Person (collectively, the “Indemnified Liabilities”). This indemnification shall survive and continue for the benefit of all such persons or entities.

13.4         Governing Law. This Note and any claim, controversy, dispute or cause of action (whether in contract or tort or otherwise) based upon, arising out of or relating to this Note and the transactions contemplated hereby shall be governed by the laws of Hong Kong, without regard to principles of conflict of laws thereunder.

13.5         Submission to Jurisdiction.

(a)          The Borrower hereby irrevocably and unconditionally (i) agrees that any legal action, suit or proceeding arising out of or relating to this Note may be brought in the courts of Hong Kong and (ii) submits to the non-exclusive jurisdiction of any such court in any such action, suit or proceeding. Final judgment against the Borrower in any action, suit or proceeding shall be conclusive and may be enforced in any other jurisdiction by suit on the judgment.

(b)          Nothing in this Section 13.5 shall affect the right of the Noteholder to (i) commence legal proceedings or otherwise sue the Borrower in any other court having jurisdiction over the Borrower or (ii) serve process upon the Borrower in any manner authorized by the laws of any such jurisdiction.

13.6         Venue. The Borrower irrevocably and unconditionally waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of venue of any action or proceeding arising out of or relating to this Note in any court referred to in Section 13.5 and the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court.

18

13.7         Waiver of Jury Trial. THE BORROWER HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL PROCEEDING DIRECTLY OR INDIRECTLY RELATING TO THIS NOTE OR THE TRANSACTIONS CONTEMPLATED HEREBY WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY.

13.8         Specific Performance. The Borrower acknowledges and agrees that the Noteholder would be irreparably injured by a breach of this Note by it and that money damages alone may not be an adequate remedy for actual or threatened breach of this Note. Accordingly, the Noteholder shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Note, in addition to all other rights and remedies available at law or in equity to the Noteholder, including the right to claim money damages for breach of any provision of this Note.

13.9         Counterparts; Integration; Effectiveness. This Note and any amendments, waivers, consents or supplements thereto may be executed in counterparts, each of which shall constitute an original, but all taken together shall constitute a single contract. This Note constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersede all previous agreements and understandings, oral or written, with respect hereto. Delivery of an executed counterpart of a signature page to this Note in electronic (i.e., “pdf” or “tif”) format shall be effective as delivery of a manually executed counterpart of this Note.

13.10         Successors and Assigns. This Note may be assigned or transferred by the Noteholder to any Person, subject to applicable law, provided that the Noteholder shall provide the Borrower with written notice of such transfer or assignment. The Borrower may not assign or transfer this Note or any of its rights hereunder without the prior written consent of the Noteholder and any attempted assignment by the Borrower in contravention of the foregoing shall be null and void. Subject to the foregoing, this Note shall inure to the benefit of, and be binding upon, the Parties and their permitted assigns.

13.11         Waiver of Notice. The Borrower hereby waives demand for payment, presentment for payment, protest, notice of payment, notice of dishonor, notice of nonpayment, notice of acceleration of maturity and diligence in taking any action to collect sums owing hereunder.

13.12         Amendments and Waivers. No term of this Note may be waived, modified or amended except by an instrument in writing signed by both of the Parties. Any waiver of the terms hereof shall be effective only in the specific instance and for the specific purpose given.

13.13         No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising on the part of the Noteholder, of any right, remedy, power or privilege hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

19

13.14         Electronic Execution. The words “execution,” “signed,” “signature,” and words of similar import in the Note shall be deemed to include electronic or digital signatures or the keeping of records in electronic form, each of which shall be of the same effect, validity and enforceability as manually executed signatures or a paper-based recordkeeping system, as the case may be, to the extent and as provided for under applicable law.

13.15         Severability. If any term or provision of a Loan Document is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of such Loan Document or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties thereto shall negotiate in good faith to modify such Loan Document so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

[SIGNATURE PAGE FOLLOWS]

20

IN WITNESS WHEREOF, the Borrower has executed and delivered this Note as a deed as of the date first written above.

EXECUTED AND DELIVERED as a DEED by:

for and on behalf of

OAK PACIFIC INVESTMENT

Name:
Title:

Witnessed by:

Name:
Title:
Address:

Annex K

Form of

DATED ________________ 2018

CLEAR LIGHT VENTURES LIMITED (泓光創投有限公司)

as Senior Creditor

SOFTBANK GROUP CAPITAL LIMITED

as Junior Creditor

RENREN INC.

as Subordinated Creditor

RENREN LIANHE HOLDINGS

as Debtor

and

OAK PACIFIC INVESTMENT

as OPI

TRIPARTITE DEED OF SUBORDINATION

CONTENT

		Page
1	Definitions and interpretation	1
2	Subordination to Senior Debt	4
3	Subordination to Junior Debt	6
4	Amendments	7
5	Turnover	7
6	Subordination to Senior Debt on insolvency	8
7	Subordination to Junior Debt on insolvency	8
8	Enforcement	9
9	Protection of subordination	10
10	Representations	10
11	Further assurance	11
12	Power of attorney	12
13	Release of security – Intermediate Discharge Date	12
14	Release of security – Senior Discharge Date	12
15	Release of subordination – Senior Discharge Date	13
16	Release of subordination – Junior Discharge Date	13
17	Miscellaneous	13
18	Governing law	13
19	Jurisdiction	16

THIS DEED (this “Deed”) is dated ____________________ 2018 and is made between:

(1)	CLEAR LIGHT VENTURES LIMITED (泓光創投有限公司), a British Virgin Islands business company (the “Senior Creditor”);

(2)	SOFTBANK GROUP CAPITAL LIMITED, a company incorporated under the laws of the England and Wales (the “Junior Creditor”);

(3)	RENREN INC., a company incorporated in the Cayman Islands with limited liability (registration no. 161382)) having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Subordinated Creditor”);

(4)	RENREN LIANHE HOLDINGS, a company incorporated in the Cayman Islands with limited liability (registration no. MC-261574) having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Debtor”); and

(5)	OAK PACIFIC INVESTMENT, a company incorporated in the Cayman Islands with limited liability (registration no. 326905) having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “OPI”).

IT IS AGREED AS FOLLOWS

1	Definitions and interpretation

1.1	Reference is made to the Notes.

1.2	In this Deed, except to the extent otherwise provided or that the context otherwise requires:

(a)	when a reference is made in this Deed to a Clause, such reference is to a Clause of this Deed;

(b)	the headings for this Deed are for reference purposes only and do not affect in any way the meaning or interpretation of this Deed;

(c)	the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Deed, refer to this Deed as a whole and not to any particular provision of this Deed;

(d)	the words “include”, “includes” or “including,” when used in this Deed, shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import;

(e)	“writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form;

(f)	all terms defined in this Deed have the defined meanings when used in any certificate or other document made or delivered pursuant hereto, unless otherwise defined therein;

(g)	the definitions contained in this Deed are applicable to the singular as well as the plural forms of such terms;

(h)	references to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder;

(i)	references to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof;

1

(j)	references to a “person” are also to its successors and permitted assigns; and

(k)	the use of the term “or” is not intended to be exclusive.

1.3	In this Deed:

Borrower Group Company means OPI and each of its Subsidiaries from time to time.

Business Days means a day (other than a Saturday or Sunday or other day on which commercial banks are authorised or required by law to close) on which commercial banks are open for the transaction of normal banking business in the United States, the United Kingdom, Hong Kong, Japan and the Cayman Islands.

Catch-Up Interest has the meaning given to such term in the Everbright Note.

Debtor has the meaning given to it in the preamble hereof.

Deed has the meaning given to it in the preamble hereof.

Everbright Note means the senior secured promissory note with a principal amount of US$59,260,000 issued by the Debtor to the Senior Creditor.

Final Discharge Date means the date on which all the Senior Debt and all the Junior Debt have been irrevocably and unconditionally paid and discharged in full.

First Lien Share Charge means the equitable mortgage creating a first-priority security interest over certain shares in SoFi dated on or about the date of this Deed between Renren SF and the Senior Creditor as more particularly described in paragraph 1 of Schedule A hereto.

Insolvency Proceeding means any voluntary or involuntary case or proceeding commenced by or against the Debtor or OPI under any provision of any applicable state, provincial, territorial or federal bankruptcy or insolvency laws, each as now and hereafter in effect, any successors to such statutes and any other applicable insolvency or other similar law of any jurisdiction, including any law of any jurisdiction permitting a debtor to obtain a stay or a compromise of the claims of its creditors against it and including any rules and regulations pursuant thereto, assignments for the benefit of creditors, formal or informal moratoria, compositions, extensions generally with creditors, or proceedings seeking reorganization, dissolution, administration, liquidation, winding-up arrangement, or other similar relief, or any analogous proceeding taken in any jurisdiction.

Intermediate Discharge Date means the date on which all the Relevant Debt has been irrevocably and unconditionally paid and discharged in full.

Junior Creditor has the meaning given to it in the preamble hereof.

Junior Debt means all Liabilities incurred, payable or owing by the Debtor or OPI to the Junior Creditor (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise).

Junior Debt Documents means this Agreement, the SoftBank Note, and the Second Lien Share Charge.

Junior Discharge Date means the date on which all the Relevant Debt and all the Junior Debt has been irrevocably and unconditionally paid and discharged in full.

Junior Finance Document means any document evidencing or recording the terms of any Junior Debt.

2

Liability means any present or future moneys, debts, obligations and liabilities (actual or contingent), together with:

(a)	any novation, deferral or extension of that money, debt, obligation or liability;

(b)	any further advance which may be made under any note expressed to be supplemental to any document in respect of that money, debt, obligation or liability, together with all related interest, fees and costs;

(c)	any claim for damages or restitution in the event of rescission of that money, debt, obligation or liability or otherwise;

(d)	any claim flowing from any recovery by a payment or discharge in respect of that money, debt, obligation or liability on grounds of preference or otherwise; and

(e)	any amount (such as post-insolvency interest) which would be included in any of the above but for its discharge, non-provability, unenforceability or non-allowability in any insolvency or other proceedings.

Lien means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

Loan Parties means the Subordinated Creditor, the Debtor, OPI, Renren SF and each of their respective Subsidiaries.

Notes means the Everbright Note, the Renren Note and the SoftBank Note.

OPI has the meaning given to it in the preamble hereof.

Party means a party to this Deed.

Relevant Debt means any unpaid principal amount and accrued but unpaid interest (excluding any Catch-Up Interest) payable or owing by the Debtor or OPI to the Senior Creditor under the Everbright Note (in each case, whether alone or jointly, or jointly and severally, with any other person).

Relevant Jurisdiction means, in relation to the Junior Creditor, the Subordinated Creditor, the Debtor and OPI:

(a)	its jurisdiction of incorporation;

(b)	the jurisdiction whose laws govern any of the Transaction Documents entered into by it;

(c)	any jurisdiction where any asset subject to or intended to be subject to the security created under the Security Documents to be entered into by it is situated; and

(d)	the jurisdiction whose laws govern the perfection of any of the Security Documents entered into by it.

Renren Note means the secured promissory note with a principal amount of US$90,000,000 issued by OPI to the Subordinated Creditor.

Renren SF means Renren SF Holdings Inc., a company incorporated in the Cayman Islands with limited liability (registration no. 318685) having its registered office at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

3

Second Lien Share Charge means the stock pledge agreement creating a first-priority security interest and a second-priority security interest over certain shares in SoFi dated on or about the date of this Deed between Renren SF and the Junior Creditor as more particularly described in paragraph 1 of Schedule A hereto.

Security Documents means the First Lien Share Charge, the Second Lien Share Charge and the Third Lien Share Charge.

Senior Creditor has the meaning given to it in the preamble hereof.

Senior Debt means all Liabilities incurred, payable or owing by the Loan Parties to the Senior Creditor under or in connection with the Senior Debt Documents (in each case, whether alone or jointly, or jointly and severally, with any other person).

Senior Debt Documents means this Agreement, the Subscription Agreement, the Everbright Note, the Warrant, and the First Lien Share Charge.

Senior Discharge Date means the date on which all the Senior Debt has been irrevocably and unconditionally paid and discharged in full.

SoFi means Social Finance, Inc., a Delaware corporation.

SoftBank Note means the secured promissory note with a principal amount of US$60,000,000 issued by the Debtor to the Junior Creditor.

Subordinated Creditor has the meaning given to it in the preamble hereof.

Subordinated Debt means all Liabilities incurred, payable or owing by the Debtor or OPI to the Subordinated Creditor (in each case, whether alone or jointly, or jointly and severally, with any other person, whether actually or contingently, and whether as principal, surety or otherwise).

Subordinated Debt Documents means this Agreement, the Renren Note, and the Third Lien Share Charge.

Subordinated Finance Document means any document evidencing or recording the terms of any Subordinated Debt.

Subscription Agreement means the subscription agreement dated on or about the date of this Deed made between OPI, Debtor, Renren SF, Renren and the Senior Creditor.

Third Lien Share Charge means the stock pledge agreement creating a second-priority security interest and a third-priority security interest over certain shares in SoFi dated on or about the date of this Deed between Renren SF and the Subordinated Creditor as more particularly described in paragraph 1 of Schedule A hereto.

Transaction Documents means the Senior Debt Documents, the Junior Debt Documents and the Subordinated Debt Documents.

Warrant has the meaning given to such term in the Everbright Note.

2	Subordination to Senior Debt

2.1	Except as otherwise expressly and specifically agreed to in writing by the Senior Creditor in advance, until the Intermediate Discharge Date:

4

(a)	the Junior Creditor, the Subordinated Creditor, the Debtor and OPI agree that the Junior Debt and the Subordinated Debt are subordinate in right of payment to the Senior Debt and payment of any amount of Junior Debt and/or Subordinated Debt is conditional upon the Intermediate Discharge Date having occurred;

(b)	the Debtor and OPI shall not make any payment or distribution in respect of, or otherwise repay, prepay, redeem, defease or discharge, any Junior Debt or Subordinated Debt (or any part thereof);

(c)	the Junior Creditor shall not demand, declare due and payable, or receive any payment, repayment or prepayment (of any principal, interest or other amount) or distribution of, in respect of or on account of, any Junior Debt, whether in cash or in kind from the Debtor or any Borrower Group Company;

(d)	the Subordinated Creditor shall not demand, declare due and payable, or receive any payment, repayment or prepayment (of any principal, interest or other amount) or distribution of, in respect of or on account of, any Subordinated Debt, whether in cash or in kind from the Debtor or any Borrower Group Company;

(e)	the Junior Creditor shall not allow any Junior Debt to be repaid;

(f)	the Subordinated Creditor shall not allow any Subordinated Debt to be repaid; and

(g)	the Junior Creditor and the Subordinated Creditor shall not exercise any right or remedy in respect of the Second Lien Share Charge, the Third Lien Share Charge or any other security in respect of any Junior Debt or Subordinated Debt.

2.2	Subject to Clause 2.3 below, except as otherwise expressly and specifically consented to in writing by the Senior Creditor in advance, until the Senior Discharge Date, the Junior Creditor and the Subordinated Creditor shall not:

(a)	receive the benefit of or allow to exist any security, guarantee, indemnity or other assurance in respect of any Junior Debt or Subordinated Debt (save for the Second Lien Share Charge, the Third Lien Share Charge and to the extent permitted under this Deed);

(b)	enforce any guarantee, indemnity or other assurance against loss or exercise any set-off right in respect of any Junior Debt or Subordinated Debt;

(c)	allow any Junior Debt (other than the SoftBank Note) or any Subordinated Debt (other than the Renren Note) to be evidenced by a negotiable instrument;

(d)	allow any Junior Debt or any Subordinated Debt to be subordinated to any person otherwise than in accordance with this Deed;

(e)	take or omit to take any action which might impair the priority or subordination achieved or intended to be achieved by this Deed; or

(f)	assign, transfer or otherwise dispose of or create any interest in either the Junior Debt or its proceeds or the Subordinated Debt or its proceeds in favour of any person, save to the extent permitted under any of the Transaction Documents and provided that each person in respect of which such interest is assigned, transferred or created agrees to be a Party and become bound as a Junior Creditor or Subordinated Creditor (as the case may be) hereunder.

5

2.3	Prior to the Senior Discharge Date:

(a)	the Senior Creditor may only receive the benefit of any Lien over any asset of a Loan Party (other than the First Lien Share Charge) to secure the Senior Debt if the applicable Loan Party grants concurrently therewith a Lien on such asset to secure the Junior Debt and the Subordinated Debt, provided that the Senior Creditor shall have first-ranking priority, the Junior Creditor shall have second-ranking priority and the Subordinated Creditor shall have third-ranking priority in respect of the Lien over that asset); and

(b)	the Junior Creditor and the Subordinated Creditor may only receive the benefit of any Lien over any asset of a Loan Party (other than the Second Lien Share Charge and the Third Lien Share Charge (as applicable), if:

(i)	the Intermediate Discharge Date has occurred; and

(ii)	at the same time, the applicable Loan Party grants concurrently therewith a Lien on such asset to secure the Senior Debt and the Junior Debt or Subordinated Debt (as the case may be) provided that the Senior Creditor shall have first-ranking priority, the Junior Creditor shall have second-ranking priority and the Subordinated Creditor shall have third-ranking priority in respect of the Lien over that asset).

3	Subordination to Junior Debt

3.1	Except as otherwise expressly and specifically agreed to in writing by the Junior Creditor in advance, until the Junior Discharge Date:

(a)	the Subordinated Creditor, the Debtor and OPI agree that the Subordinated Debt is subordinate in right of payment to the Junior Debt and payment of any amount of Subordinated Debt is conditional upon the Junior Discharge Date having occurred;

(b)	the Debtor and OPI shall not make any payment or distribution in respect of, or otherwise repay, prepay, redeem, defease or discharge, any Subordinated Debt (or any part thereof);

(c)	the Subordinated Creditor shall not demand, declare due and payable, or receive any payment, repayment or prepayment (of any principal, interest or other amount) or distribution of, in respect of or on account of, any Subordinated Debt, whether in cash or in kind from the Debtor or any Borrower Group Company; and

(d)	the Subordinated Creditor shall not allow any Subordinated Debt to be repaid.

3.2	Subject to paragraph 2.3 above, except as otherwise expressly and specifically consented to in writing by the Junior Creditor in advance, until the Junior Discharge Date, the Subordinated Creditor shall not:

(a)	receive the benefit of or allow to exist any security, guarantee, indemnity or other assurance in respect of any Subordinated Debt (save for the Third Lien Share Charge and to the extent permitted under this Deed);

(b)	exercise any right or remedy in respect of the Third Lien Share Charge;

(c)	enforce or receive the benefit of any security, guarantee, indemnity or other assurance against loss or exercise any set-off right in respect of any Subordinated Debt;

(d)	allow any Subordinated Debt (other than the Renren Note) to be evidenced by a negotiable instrument;

(e)	allow any Subordinated Debt to be subordinated to any person otherwise than in accordance with this Deed;

6

(f)	take or omit to take any action which might impair the priority or subordination achieved or intended to be achieved by this Deed; or

(g)	assign, transfer or otherwise dispose of or create any interest in the Subordinated Debt or its proceeds in favour of any person, save to the extent permitted under any of the Transaction Documents and provided that each person in respect of which such interest is assigned, transferred or created agrees to be a Party and become bound as a Subordinated Creditor hereunder.

3.3	Following the Senior Discharge Date but prior to the Junior Discharge Date, the Junior Creditor may only receive the benefit of any Lien over any asset of the Loan Parties to secure the Junior Debt (other than the Second Lien Share Charge) if the applicable Loan Party grants concurrently therewith a Lien on such asset to secure the Subordinated Debt provided that the Junior Creditor shall have first-ranking priority and the Subordinated Creditor shall have second-ranking priority in respect of the Lien over that asset.

4	Amendments

4.1	Prior to the Senior Discharge Date, each of the Junior Creditor, the Subordinated Creditor, the Debtor and OPI shall not amend, waive or release any term of any Junior Finance Document or Subordinated Finance Document without the prior written consent of the Senior Creditor except for any amendment which is procedural, administrative or other similar change, does not prejudice the Senior Debt or the Senior Creditor, or impair the subordination achieved or intended to be achieved by this Deed.

4.2	Prior to the Junior Discharge Date, each of the Subordinated Creditor, the Debtor and OPI shall not amend, waive or release any term of any Subordinated Finance Document without the prior written consent of the Junior Creditor except for any amendment which is procedural, administrative or other similar change, does not prejudice the Junior Debt or the Junior Creditor, or impair the subordination achieved or intended to be achieved by this Deed.

5	Turnover

5.1	If, prior to the Senior Discharge Date, the Junior Creditor or Subordinated Creditor receives any amount in respect of the Junior Debt or Subordinated Debt in breach of this Deed, it shall hold the amount received (up to a maximum of an amount equal to the Senior Debt) on trust for the Senior Creditor and immediately pay it to the Senior Creditor for application against the Senior Debt.

5.2	If, following the Senior Discharge Date but prior to the Junior Discharge Date, the Subordinated Creditor receives any amount in respect of the Subordinated Debt in breach of this Deed, it shall hold the amount received (up to a maximum of an amount equal to the Junior Debt) on trust for the Junior Creditor and immediately pay it to the Junior Creditor for application against the Junior Debt.

5.3	Without prejudice to any other provisions of this Deed, if, prior to the Senior Discharge Date, any of the Junior Debt or Subordinated Debt is discharged in breach of this Deed, the Junior Creditor or Subordinated Creditor (as the case may be) shall immediately pay an amount equal to the amount discharged to the Senior Creditor for application against the Senior Debt.

5.4	Without prejudice to any other provisions of this Deed, if, following the Senior Discharge Date but prior to the Junior Discharge Date, any of the Subordinated Debt is discharged in breach of this Deed, the Subordinated Creditor shall immediately pay an amount equal to the amount discharged to the Junior Creditor for application against the Junior Debt.

5.5	Nothing in this Clause 5 or any other provision of this Deed is intended to or shall create a charge or security interest.

7

6	Subordination to Senior Debt on insolvency

6.1	If any Insolvency Proceeding occurs and is outstanding prior to the Senior Discharge Date:

(a)	each of the Junior Creditor and the Subordinated Creditor undertakes and agrees that it shall not demand or retain payment, distribution or recovery of any payment or distribution in respect of or on account of any Junior Debt or Subordinated Debt (as the case may be);

(b)	the Senior Creditor may demand, claim, enforce and prove for the Junior Debt or Subordinated Debt (including filing claims and proofs, giving receipts and taking any proceedings in connection therewith) or do anything it reasonably deems necessary on behalf of the Junior Creditor or the Subordinated Creditor to recover the Junior Debt or Subordinated Debt (as the case may be);

(c)	each of the Junior Creditor and the Subordinated Creditor agrees to give any notice and do anything which the Senior Creditor may reasonably direct to recover the Junior Debt or Subordinated Debt (as the case may be) or to give effect to this this Clause 6; and

(d)	each of the Junior Creditor and the Subordinated Creditor agrees to take such steps as the Senior Creditor may require for the preservation of the priority or subordination effected or contemplated by this Deed.

6.2	Prior to the Intermediate Discharge Date, each of the Junior Creditor and the Subordinated Creditor shall hold any amount received or receivable by it in respect of the Junior Debt or Subordinated Debt (as the case may be) (up to a maximum of an amount equal to the Senior Debt) on trust for the Senior Creditor and immediately pay it to the Senior Creditor for application against the Senior Debt or as otherwise directed by the Senior Creditor.

6.3	Prior to the Senior Discharge Date, each of the Junior Creditor and the Subordinated Creditor must, at its own expense, take whatever action the Senior Creditor may reasonably require to give effect to this Clause 6.

6.4	If the Senior Creditor is required in any Insolvency Proceeding or otherwise to turn over or otherwise pay to the estate of Debtor or OPI any amount (a “Recovery”), then the Senior Debt shall be reinstated to the extent of such Recovery and the Senior Creditor shall be entitled to a reinstatement of the Senior Debt in an amount equal to the Recovery. If this Deed shall have been terminated prior to such Recovery, this Deed shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the Parties from such date of reinstatement. Any amounts received by the Junior Creditor in respect of the Junior Debt or by the Subordinated Creditor in respect of the Subordinated Debt after the termination of this Deed shall, in the event of a reinstatement of this Deed pursuant to this Clause 6.4, be held in trust for and paid over to the Senior Creditor, for application to the reinstated Senior Debt until such reinstated Senior Debt has been irrevocably and unconditionally paid and discharged in full. This Clause 6.4 shall survive termination of this Deed.

7	Subordination to Junior Debt on insolvency

7.1	Without prejudice to Clause 6, if any Insolvency Proceeding occurs and is outstanding prior to the Junior Discharge Date:

(a)	the Subordinated Creditor undertakes and agrees that it shall not demand or retain payment, distribution or recovery of any payment or distribution in respect of or on account of any Subordinated Debt;

(b)	the Junior Creditor may demand, claim, enforce and prove for the Subordinated Debt (including filing claims and proofs, giving receipts and taking any proceedings in connection therewith) or do anything it reasonably deems necessary on behalf of the Subordinated Creditor to recover the Subordinated Debt;

8

(c)	the Subordinated Creditor agrees to give any notice and do anything which the Junior Creditor may reasonably direct to recover the Subordinated Debt or give effect to this Clause 7; and

(d)	the Subordinated Creditor agrees to take such steps as the Junior Creditor may require for the preservation of the priority or subordination effected or contemplated by this Deed.

7.2	Prior to the Junior Discharge Date, the Subordinated Creditor shall hold any amount received or receivable by it in respect of the Subordinated Debt (up to a maximum of an amount equal to the Junior Debt) on trust for the Junior Creditor and immediately pay it to the Junior Creditor for application against the Junior Debt or as otherwise directed by the Junior Creditor.

7.3	Prior to the Junior Discharge Date, the Subordinated Creditor must, at its own expense, take whatever action the Junior Creditor may reasonably require to give effect to this Clause 7.

7.4	If the Junior Creditor is required in any Insolvency Proceeding or otherwise to turn over or otherwise pay to the estate of Debtor or OPI a Recovery, then the Junior Debt shall be reinstated to the extent of such Recovery and the Junior Creditor shall be entitled to a reinstatement of the Junior Debt in an amount equal to the Recovery. If this Deed shall have been terminated prior to such Recovery, this Deed shall be reinstated in full force and effect, and such prior termination shall not diminish, release, discharge, impair or otherwise affect the obligations of the Parties from such date of reinstatement. Any amounts received by the Subordinated Creditor in respect of the Subordinated Debt after the termination of this Deed shall, in the event of a reinstatement of this Deed pursuant to this Clause 7.4, be held in trust for and paid over to the Junior Creditor, for application to the reinstated Junior Debt until such reinstated Junior Debt has been irrevocably and unconditionally paid and discharged in full. This Clause 7.4 shall survive termination of this Deed.

8	Enforcement

8.1	Subject to Clause 8.2 below, prior to the Senior Discharge Date, the Junior Creditor and the Subordinated Creditor shall not (and following the Senior Discharge Date but prior to the Junior Discharge Date, the Subordinated Creditor shall not) take any of the following actions (each an “Enforcement Action”):

(a)	accelerate any of the Junior Debt or the Subordinated Debt (as the case may be) or otherwise declare any of the Junior Debt or the Subordinated Debt due and payable;

(b)	exercise or enforce any right or remedy against the Debtor, OPI, Renren SF or any of their respective subsidiaries in respect of the Junior Debt or Subordinated Debt, or the Second Lien Share Charge or the Third Lien Share Charge (as the case may be);

(c)	in its capacity as creditor or otherwise, initiate or support or take any steps with a view to:

(i)	any insolvency, liquidation, reorganisation, administration or dissolution proceedings; or

(ii)	any voluntary arrangement or assignment for the benefit of creditors; or

(iii)	any similar proceedings,

involving the Debtor, OPI, Renren SF or any of their respective subsidiaries, whether by petition, convening a meeting, voting for a resolution or otherwise; or

9

(d)	in its capacity as creditor or otherwise, bring or support any legal proceedings against the Debtor, OPI, Renren SF or any of their respective subsidiaries.

8.2	After the Intermediate Discharge Date, the Junior Creditor (and after the Junior Discharge Date, the Subordinated Creditor) may take any Enforcement Action in accordance with the Second Lien Share Charge or the Third Lien Share Charge (as the case may be), provided that in relation to the proceeds of any amounts received or recovered in connection with such Enforcement Action (Recoveries), an amount of such Recoveries which is no less than the amount of the Catch-up Interest shall be held on trust for the Senior Creditor and (on a first-priority basis) shall be deducted from such Recoveries and deposited in cash into a bank account held to the order of the Senior Creditor as security for the Senior Debt and from which no withdrawals can be made without the prior written consent of the Senior Creditor.

9	Protection of subordination

9.1	The subordination in this Deed is a continuing subordination and benefits the ultimate balance of the Senior Debt, or following the Senior Discharge Date, the Junior Debt, regardless of any intermediate payment or discharge of the Senior Debt or the Junior Debt (as the case may be) in whole or in part.

9.2	Except as provided in this Deed, the subordination in this Deed and the Junior Creditor’s and the Subordinated Creditor’s obligations under this Deed will not be affected by any act, omission or thing which, but for this provision, would reduce, release or prejudice any of the Junior Creditor’s or the Subordinated Creditor’s obligations under this Deed.

9.3	Until the Senior Discharge Date:

(a)	the Senior Creditor may apply or refrain from applying or enforcing any other rights or security held by the Senior Creditor in respect of any Senior Debt Document as it sees fit; and

(b)	the Junior Creditor and the Subordinated Creditor shall not be subrogated to any rights of the Senior Creditor or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of its liability under this Deed, claim in competition with the Senior Creditor against any person or estate, receive any payment, distribution or security from or, on account of any person, or exercise any right of set-off against the Debtor, unless the Senior Creditor otherwise directs in writing.

9.4	Following the Senior Discharge Date and until the Junior Discharge Date:

(a)	the Junior Creditor may apply or refrain from applying or enforcing any other rights or security held by the Junior Creditor in respect of any Junior Debt Document as it sees fit; and

(b)	the Subordinated Creditor shall not be subrogated to any rights of the Junior Creditor or be entitled to any right of contribution or indemnity in respect of any payment made or moneys received on account of its liability under this Deed, claim in competition with the Junior Creditor against any person or estate, receive any payment, distribution or security from or, on account of any person, or exercise any right of set-off against the Debtor, unless the Junior Creditor otherwise directs in writing.

10	Representations

10.1	Each of the Junior Creditor, the Subordinated Creditor, the Debtor and OPI represents and warrants to the Senior Creditor and each of the Subordinated Creditor, the Debtor and OPI represents and warrants to the Junior Creditor that:

10

(a)	it is duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation;

(b)	the obligations expressed to be assumed by it in this Deed are valid, legally binding and enforceable obligations of it;

(c)	the entry into and performance by it of, and the transactions expressly contemplated by, this Deed, do not contravene or conflict with: (i) any law or regulation applicable to it; (ii) its constitutional documents; or (iii) any agreement or instrument binding upon it or any of its assets in any material respect;

(d)	it has the power and authority to enter into, perform and deliver this Deed and the transactions expressly contemplated by this Deed and all action necessary to authorise its entry into, performance and delivery of this Deed have been taken;

(e)	all authorisations required in respect of it: (i) to enable it lawfully to enter into, exercise its rights and comply with its obligations in this Deed and to consummate the transactions contemplated by this Deed; and/or (ii) to make this Deed admissible in evidence in its Relevant Jurisdictions have been obtained or effected and are in full force and effect;

(f)	the choice of Hong Kong law as the governing law of this Deed will be recognised and enforced in its Relevant Jurisdictions;

(g)	any arbitral award obtained in relation to this Deed pursuant to Clause 19 (Jurisdiction) will be recognised and enforced in its Relevant Jurisdictions; and

(h)	under the law of each of its Relevant Jurisdictions, it is not necessary that this Deed be filed, recorded or enrolled with any court or other authority in that jurisdiction or that any stamp, registration or similar tax be paid on or in relation to this Deed or the transactions expressly contemplated by this Deed.

10.2	Each of the Junior Creditor and the Subordinated Creditor represents and warrants to the Senior Creditor that it is the sole beneficial owner of the Junior Debt and the Subordinated Debt, respectively.

10.3	The Subordinated Creditor represents and warrants to the Junior Creditor that it is the sole beneficial owner of the Subordinated Debt.

10.4	Each of the representations and warranties set out in this Clause 10 is made on the date of this Deed.

11	Further assurance

Each of the Junior Creditor, the Subordinated Creditor, the Debtor and OPI undertakes with the Senior Creditor (and following the Senior Discharge Date, each of the Subordinated Creditor, the Debtor and OPI undertakes with the Junior Creditor) that it shall promptly at its own cost do all such acts or execute such documents or take such further action as the Senior Creditor (or the Junior Creditor, as the case may be) may specify (and in such form as the Senior Creditor (or the Junior Creditor, as the case may be) may require in favour of it or its nominee(s)) for the purpose of exercising or perfecting the priority and/or subordination arrangement created or intended to be created by this Deed or for the exercise of the rights, powers and remedies of the Senior Creditor (or the Junior Creditor, as the case may be) provided by or pursuant to this Deed or by law in each case in accordance with the rights vested in it under this Deed.

11

12	Power of attorney

Each of the Junior Creditor and the Subordinated Creditor by way of security irrevocably appoints the Senior Creditor, and following the Senior Discharge Date, the Subordinated Creditor appoints the Junior Creditor, in each case, by way of security, to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things which the Senior Creditor (or the Junior Creditor, as the case may be) may consider to be necessary for:

(a)	carrying out any obligation imposed upon the Junior Creditor (or the Subordinated Creditor, as the case may be) under this Deed; and/or

(b)	enabling the Senior Creditor (or the Junior Creditor, as the case may be) to exercise, or delegate the exercise of, all or any of the Junior Creditor’s rights (or the Subordinated Creditor’s rights, as the case may be) under this Deed;

at any time following: (i) the Junior Creditor’s failure (or the Subordinated Creditor’s failure, as the case may be) to comply with any obligation imposed on it under this Deed; and (ii) the Junior Creditor (or the Subordinated Creditor, as the case may be) failing to comply with such obligation within 10 Business Days of being notified of that failure and being requested to comply. The Junior Creditor (or the Subordinated Creditor, as the case may be) hereby ratifies and confirms and agrees to ratify and confirm all things lawfully done or purported to be done and all documents executed by the Senior Creditor (or the Junior Creditor, as the case may be) in the exercise or purported exercise of all or any of its powers, authorities and discretions referred to in this Clause 12.

13	Release of security – Intermediate Discharge Date

13.1	Upon the occurrence of the Intermediate Discharge Date:

(a)	certain of the shares mortgaged under the First Lien Share Charge shall be released by the Senior Creditor to the extent required pursuant to and in accordance with the First Lien Share Charge, such that the only shares mortgaged under the First Lien Share Charge are as set forth in paragraph 2 of Schedule A;

(b)	certain of the shares mortgaged under the Second Lien Share Charge shall be released by the Junior Creditor to the extent required pursuant to and in accordance with the Second Lien Share Charge, such that the only shares mortgaged under the Second Lien Share Charge are as set forth in paragraph 2 of Schedule A; and

(c)	certain of the shares mortgaged under the Third Lien Share Charge shall be released by the Subordinated Creditor to the extent required pursuant to and in accordance with the Third Lien Share Charge, such that the only shares mortgaged under the Third Lien Share Charge are as set forth in paragraph 2 of Schedule A.

13.2	Following the releases set out in Clause 13.1 above, the security interests under the First Lien Share Charge, the Second Lien Share Charge and the Third Lien Share Charge shall be held on the basis of the priority set forth in paragraph 2 of Schedule A.

14	Release of security – Senior Discharge Date

14.1	Upon the occurrence of the Senior Discharge Date, the Senior Creditor shall release the security interests created under the First Lien Share Charge pursuant to and in accordance with the First Lien Share Charge.

14.2	Following the release set out in Clause 14.1 above, the security interests under the Second Lien Share Charge and the Third Lien Share Charge shall be held on the basis of the priority set forth in paragraph 3 of Schedule A.

12

15	Release of security – JUNIOR Discharge Date

15.1	Upon the occurrence of the Junior Discharge Date, the Junior Creditor shall release the security interests created under the Second Lien Share Charge pursuant to and in accordance with the Second Lien Share Charge.

15.2	Following the release set out in Clause 15.1 above, the security interests under the First Lien Share Charge and the Third Lien Share Charge shall be held on the basis of the priority set forth in paragraph 4 of Schedule A.

16	Release of subordination – Senior Discharge Date

16.1	Upon the occurrence of the Senior Discharge Date and at the reasonable written request and cost of the Junior Creditor or the Subordinated Creditor, the Senior Creditor shall, without representation or warranty, execute such documents and do all such reasonable acts as may be necessary to release and cancel the subordination constituted by this Deed, including without limitation, directing and delivering any collateral and proceeds thereof held by or controlled by the Senior Creditor to the Junior Creditor or the Subordinated Creditor (or whoever shall be entitled to the receipt thereof) in connection with the Second Lien Share Charge or the Third Lien Share Charge.

16.2	Notwithstanding Clause 16.1 above, if the Senior Creditor considers that any amount paid or credited to it under this Deed is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws, the liability of the Junior Creditor, the Subordinated Creditor, the Debtor and OPI under this Deed and the subordination constituted by this Deed shall continue and such amount shall not be considered to have been irrevocably paid or credited.

17	Release of subordination – Junior Discharge Date

17.1	Upon the occurrence of the Junior Discharge Date and at the reasonable written request and cost of the Subordinated Creditor, the Junior Creditor shall, without representation or warranty, execute such documents and do all such reasonable acts as may be necessary to release and cancel the subordination constituted by this Deed as to the Junior Creditor, including without limitation, directing and delivering any collateral and proceeds thereof held by or controlled by the Junior Creditor to the Subordinated Creditor (or whoever shall be entitled to the receipt thereof) in connection with the Third Lien Share Charge.

17.2	Notwithstanding Clause 17.1 above, if the Junior Creditor considers that any amount paid or credited to it under this Deed is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws, the liability of the Subordinated Creditor, the Debtor and OPI under this Deed and the subordination constituted by this Deed shall continue and such amount shall not be considered to have been irrevocably paid or credited.

18	Miscellaneous

18.1	This Deed overrides anything in any Junior Finance Document or Subordinated Finance Document to the contrary.

18.2	Any term of this Deed may be amended or waived with the written consent of each Party.

18.3	Each of the Debtor and OPI agrees that it will not take or omit to take any action in respect of any Junior Debt or Subordinated Debt that would result in the Junior Creditor or the Subordinated Creditor (as the case may be) being in breach of its obligations under this Deed or which might impair the priority or subordination achieved or intended to be achieved by this Deed.

18.4	Except as otherwise provided herein, a person who is not a Party shall not have any rights under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the Laws of Hong Kong) to enforce any term of this Deed. This does not affect any right or remedy of a third party which exists, or is available, apart from that ordinance.

13

18.5	Save as otherwise provided herein, any notice, demand or other communication required or permitted to be given under this Deed shall be in writing and shall be given by delivering or sending it to the relevant Party:

in the case of the Debtor:

Address:	5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing, 100016

People’s Republic of China

Facsimile:	+86 10 6436 2600

Attention:	Thomas Ren

in the case of the Senior Creditor:

Address:	China Everbright Limited, 46/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong

Facsimile no.:	+852-2861-1845

Attention:	Mr. Henry Tao, Mr. Lawrence Fan

in the case of the Junior Creditor:

Address:	69 Grosvenor Street

London, W1K 3JP

United Kingdom

Facsimile no.:	1-650-474-0963

Attention:	Brian Wheeler, General Counsel

in the case of the Subordinated Creditor:

Address:	5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing, 100016

People’s Republic of China

Facsimile:	+86 10 6436 2600

Attention:	Thomas Ren

in the case of OPI:

Address:	5/F, North Wing

18 Jiuxianqiao Middle Road

Chaoyang District, Beijing, 100016

People’s Republic of China

Facsimile:	+86 10 6436 2600

Attention:	Thomas Ren

14

18.6	Any determination by the Senior Creditor (or following the Senior Discharge Date, the Junior Creditor) of an amount under this Deed will be, in the absence of manifest error, conclusive evidence of the matter to which it relates.

18.7	Prior to the Senior Discharge Date, the Senior Creditor may set-off any matured obligation owed by the Junior Creditor, the Subordinated Creditor, the Debtor or OPI under this Deed against any obligation (whether actual or not matured) owed by the Senior Creditor to the Junior Creditor, the Subordinated Creditor, the Debtor or OPI, respectively.

18.8	On and from the Senior Discharge Date, the Junior Creditor may set-off any matured obligation owed by the Subordinated Creditor, the Debtor or OPI under this Deed against any obligation (whether actual or not matured) owed by the Junior Creditor to the Subordinated Creditor, the Debtor or OPI, respectively.

18.9	Prior to the Senior Discharge Date, the rights of the Senior Creditor under this Deed:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights under the general law; and

(c)	may be waived only in writing and specifically by the Senior Creditor.

18.10	On and from the Senior Discharge Date (but prior to the Junior Discharge Date), the rights of the Junior Creditor under this Deed:

(a)	may be exercised as often as necessary;

(b)	are cumulative and not exclusive of its rights under the general law; and

(c)	may be waived only in writing and specifically by the Junior Creditor.

18.11	No failure of the Senior Creditor (or the Junior Creditor, as the case may be) or any delay in exercising or non-exercise of any of its rights under this Deed shall operate as a waiver or constitute an election to affirm this Deed.

18.12	If, at any time, any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, the legality, validity or enforceability of: (i) the remaining provisions of this Deed; and (ii) such provision under the law of any other jurisdiction, shall not in any way be affected or impaired thereby.

18.13	Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Deed by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Deed. Accordingly, each Party shall be entitled to bring an action for specific performance and/or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Deed, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Deed.

18.14	This Deed may be executed in several counterparts, each of which shall be an original as against any Party who signed it and all of which shall constitute one and the same document.

15

19	Governing law

This Deed shall be construed and enforced in accordance with, and all questions concerning the construction, validity, interpretation and performance of this Deed shall be governed by, the laws of Hong Kong, without regard to principles of conflict of laws thereunder.

20	Jurisdiction

20.1	Any dispute, controversy or claim arising out of or relating to this Deed, including any issue regarding contractual, pre-contractual or non-contractual rights, obligations or liabilities or the validity, invalidity, breach or termination hereof shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force on the date of this Deed (the “Rules”), which rules are deemed to be incorporated by reference into this Clause 20.1 and as may be amended by the rest of this Clause 20.1. The number of arbitrators shall be three; one arbitrator shall be appointed by the claimant(s), one shall be appointed by the respondent(s), and the third arbitrator shall be appointed by the first two arbitrators. The arbitration proceedings shall be conducted in English. The seat of the arbitration shall be Hong Kong. Any award is final and may be enforced in any court of competent jurisdiction, and the Parties expressly agree to waive the applicability of any laws and regulations that would otherwise give the right to appeal the decisions of the arbitrators so that there shall be no appeal to any court of law for any such arbitral award, and no Party shall challenge or resist the enforcement action taken by any other Party in respect of such arbitral award. The Parties waive any right to apply to any court of law and/or other judicial authority to determine any preliminary point of law and/or review any question of law and/or the merits, insofar as such waiver may validly be made. Subject to any provisions in the Rules, the Parties shall not be deemed to have waived any other right to challenge any award on grounds allowed by the mandatory law of the seat of arbitration. The award shall apportion the costs of arbitration. The Parties shall duly and punctually perform their obligations hereunder pending issuance of the arbitral award, and shall carry out the award without delay. Notwithstanding anything to the contrary contained herein, this Clause 20 shall not preclude any Party from seeking injunctive relief and/or provisional remedies from a court of competent jurisdiction in aid of arbitration. Judgment upon any award rendered may be entered in any court having jurisdiction.

20.2	The Junior Creditor irrevocably appoints Cogency Global (HK) Limited, Unit B, 1/F, Lippo Leighton Tower, 103 Leighton Road, Causeway Bay, Hong Kong as its agent in Hong Kong to accept service of process. The Junior Creditor agrees that service on such process agent (or its substitute duly appointed and notified in writing to the other Parties) shall be deemed to be sufficient and adequate service on the Junior Creditor and that failure by an agent for service of process to notify the Junior Creditor of any process will not invalidate the proceedings concerned.

20.3	The Subordinated Creditor irrevocably appoints Renren Gentle Height Company Limited, Unit D 16/F One Capital Place, 18 Luard Rd, Wan Chai, Hong Kong as its agent in Hong Kong to accept service of process. The Subordinated Creditor agrees that service on such process agent (or its substitute duly appointed and notified in writing to the other Parties) shall be deemed to be sufficient and adequate service on the Subordinated Creditor and that failure by an agent for service of process to notify the Subordinated Creditor of any process will not invalidate the proceedings concerned.

20.4	Each of OPI and the Debtor irrevocably appoints Renren Lianhe (Hong Kong) Co., Limited, Unit D 16/F One Capital Place, 18 Luard Rd, Wan Chai, Hong Kong as its agent in Hong Kong to accept service of process. Each of OPI and the Debtor agrees that service on such process agent (or its substitute duly appointed and notified in writing to the other Parties) shall be deemed to be sufficient and adequate service on it and that failure by an agent for service of process to notify it of any process will not invalidate the proceedings concerned.

IN WITNESS whereof this Deed has been executed by each of the Senior Creditor, the Junior Creditor, the Subordinated Creditor, the Debtor and OPI as a deed and is intended to be and is hereby delivered by each of the Junior Creditor, the Subordinated Creditor, the Debtor and OPI as a deed on the date specified above.

[Signature pages follow]

16

The Senior Creditor

SIGNED, SEALED AND DELIVERED	)
as a deed	)
by________________________________	)
as authorized signatory for and on behalf of	)
CLEAR LIGHT VENTURES LIMITED (泓光創投有限公司))
)
in the presence of:	)	Authorised signatory

Signature of witness

Name:

Address:

Occupation:

[Signature page to Tripartite Deed of Subordination]

The Junior Creditor

SIGNED, SEALED AND DELIVERED	)
as a deed	)
by________________________________	)
as authorized signatory for and on behalf of	)
SOFTBANK GROUP CAPITAL LIMITED	)
)
in the presence of:	)	Authorised signatory

Signature of witness

Name:

Address:

Occupation:

[Signature page to Tripartite Deed of Subordination]

The Subordinated Creditor

SIGNED, SEALED AND DELIVERED	)
as a deed	)
by________________________________	)
as authorized signatory for and on behalf of	)
RENREN INC.	)
)
in the presence of:	)	Authorised signatory

Signature of witness

Name:

Address:

Occupation:

[Signature page to Tripartite Deed of Subordination]

The Debtor

SIGNED, SEALED AND DELIVERED	)
as a deed	)
by________________________________	)
as authorized signatory for and on behalf of	)
RENREN LIANHE HOLDINGS	)
)
in the presence of:	)	Authorised signatory

Signature of witness

Name:

Address:

Occupation:

[Signature page to Tripartite Deed of Subordination]

OPI

SIGNED, SEALED AND DELIVERED	)
as a deed	)
by________________________________	)
as authorized signatory for and on behalf of	)
OAK PACIFIC INVESTMENT	)
)
in the presence of:	)	Authorised signatory

Signature of witness

Name:

Address:

Occupation:

[Signature page to Tripartite Deed of Subordination]

Schedule A

Description of Liens

The First Lien Share Charge, Second Lien Share Charge, and Third Lien Share Charge shall create security interests over shares in SoFi in the priorities as set forth below.

1.       As of the date of this Deed:

	First Lien Share Charge	Second Lien Share Charge		Third Lien Share Charge
Class of SoFi Shares	(First-priority security interest basis)	First-priority security interest basis	Second- priority security interest basis	Second- priority security interest basis	Third- priority security interest basis

Series F	7,512,535	252,686	3,073,687	4,691,533	3,073,687

Series E	0	298,998	0	298,998	0

Series D	0	1,411,566	0	1,411,566	0

Series B	0	6,786,401	0	6,786,401	0

Common	0	0	0	0	0

Total	7,512,535	8,749,651	3,073,687	13,188,498	3,073,687

(in whole unit SoFi shares)

2.	Following the Intermediate Discharge Date and after the release of the security interests in accordance with Clause 13 (Release of Security – Intermediate Discharge Date):

Class of	First Lien Share Charge	Second Lien Share Charge	Third Lien Share Charge
SoFi Shares	(First-priority security interest basis)	(First-priority security interest basis)	(Second-priority security interest basis)

Series F	1,690,321	3,326,373	3,326,373

Series E	0	290,847	290,847

Series D	0	1,373,087	1,373,087

Series B	0	9,248,540	9,248,540

Common	0	0	0

Total	1,690,321	14,238,847	14,238,847
(in whole unit SoFi shares)

Schedule A – Description of Liens

3.	Following the Senior Discharge Date and after the release of the security interests in accordance with Clause 14 (Release of Security – Senior Discharge Date):

Class of	Second Lien Share Charge	Third Lien Share Charge
SoFi Shares	(First- priority security interest basis)	(Second-priority security interest basis)

Series F	3,326,373	3,326,373

Series E	290,847	290,847

Series D	1,373,087	1,373,087

Series B	9,248,540	9,248,540

Common	0	0

Total	14,238,847	14,238,847
(in whole unit SoFi shares)

4.	Following the Junior Discharge Date and after the release of the security interests in accordance with Clause 15 (Release of Security – Junior Discharge Date):

Class of	First Lien Share Charge	Third Lien Share Charge
SoFi Shares	(First-priority security interest basis)	(First-priority security interest basis)

Series F	1,690,321	1,997,517

Series E	0	230,303

Series D	0	1,087,258

Series B	0	7,323,317

Common	0	0

Total	1,690,321	10,638,395
(in whole unit SoFi shares)

Schedule A – Description of Liens

     Annex L

Confidential Special Committee of the Board of Directors Renren Inc. 5/F, North Wing 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016 The People’s Republic of China	April 23, 2018

Dear Members of the Special Committee:

Renren Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Renren” or the “Company”), has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the special committee (the “Special Committee”) comprised of directors of the board of directors of the Company (the “Board of Directors”) with no interest in the Transaction (as defined and described below) (solely in their capacity as members of the Special Committee) to provide an opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of the Company’s shares and American Depositary Shares (“ADSs”) (other than the Eligible Shareholders (as defined below) who elect to receive shares of OPI (as defined below) in the Offer (as defined below)), of the Cash Dividend (as defined below) to be received by such holders in the Transaction (without giving effect to any impact of the Transaction on any particular holder of the Company’s shares or ADSs other than in its capacity as a holder of the Company’s shares or ADSs).

Description of the Transaction

It is Duff & Phelps’ understanding that the “Transaction” involves the separation from the Company of a newly formed subsidiary, Oak Pacific Investment (“OPI”) that will hold (i) the Company’s investments in minority stakes in 44 portfolio companies (the “Portfolio Companies”), including all of its shares in Social Finance Inc. (“SoFi”), and six investment funds (the “Funds”); and (ii) the Company’s advertising agency business (the “ZenZone Business”), which is conducted by Beijing Zhenzhong Interactive Information Technology Co., Ltd.

Duff & Phelps further understands that, as part of the Transaction, the Company plans to offer shares in OPI (the “Offer”) to the holders of the Company’s shares and ADSs who meet all three of the following criteria (the “Eligible Shareholders”): (1) the holder is an “accredited investor,” as such term is defined under the Securities Act of 1933, as amended, (2) the holder is a “qualified purchaser,” as such term is defined under the U.S. Investment Company Act of 1940, as amended, and (3) the holder is not a resident of Japan or any other jurisdiction where the Offer would be prohibited.

Duff & Phelps, LLC 311 South Wacker Drive Suite 4200 Chicago, IL 60606	T F	+1 312 697 4600 +1 312 697 0112	www.duffandphelps.com

Special Committee of the Board of Directors

Renren Inc.

April 23, 2018

Duff & Phelps further understands that Renren will declare a cash dividend per share (or per ADS) of the Company (the “Cash Dividend”), payable to all holders of the Company’s shares and ADSs who are not Eligible Shareholders and to Eligible Shareholders who do not elect to receive shares of OPI in the Offer. Eligible Shareholders who elect to receive shares of OPI in the Offer will thereby waive their right to receive the Cash Dividend.

Duff & Phelps further understands that the Cash Dividend per Renren ordinary share will be determined by a formula (the “Dividend Calculation Formula”) that is (1) the value of OPI (as established by the Special Committee) divided by (2) the number of OPI shares issued to Eligible Shareholders in the Offer. The terms and conditions of the Transaction, including the Dividend Calculation Formula, are more fully set forth in the Offering Circular (as defined below).

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances, including having selected the valuation methodologies, which are summarized in the Offering Circular, that it believes are most appropriate, given the information that is currently available to the Company, the Special Committee and Duff & Phelps. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.	The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the year ended December 31, 2016, and the Company’s unaudited financial statements on Form 6-K filed with the SEC for the nine months ended September 30, 2017;

b.	The unaudited book values recorded by the Company for its investments in SoFi and other Portfolio Companies as of December 31, 2017;

c.	Historical financial statements for SoFi and certain other Portfolio Companies, provided to Duff & Phelps by management of the Company;

d.	Unaudited financial statements of the ZenZone Business for the years ended December 31, 2015, December 31, 3016, and December 31, 2017;

e.	A detailed financial projection model for the ZenZone Business for the years ending December 31, 2018 through 2021, provided to Duff & Phelps by the management of the Company, upon which Duff & Phelps has relied, with your consent, in performing its analysis (the “Management Projections”);

Special Committee of the Board of Directors

Renren Inc.

April 23, 2018

f.	Other internal documents and information relating to the past and current operations, financial conditions, and possible future outlook of SoFi, the other Portfolio Companies and the ZenZone Business, provided to Duff & Phelps by the management of the Company (which will also be OPI’s management after completion of the Transaction);

g.	A letter dated April 11, 2018 from the management of the Company, which made certain representations as to the Management Projections and the underlying assumptions and certain other matters with respect to the Portfolio Companies, the Funds, and the ZenZone Business (the “Management Representation Letter”); and

h.	Documents related to the Transaction, including the OPI Offering Circular (the “Offering Circular”), the latest draft of which was dated April 23, 2018;

2.	Discussed the information referred to above and the background and other elements of the Transaction with the management of the Company;

3.	Discussed with the management of the Company (in their capacity as OPI’s management after the completion of the Transaction) plans and intentions with respect to the management and operation of OPI and its assets including the Portfolio Companies;

4.	Reviewed the historical trading price and trading volume of the Company’s ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

5.	Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis (with respect to the ZenZone Business), an analysis of selected public companies that Duff & Phelps deemed relevant (with respect to the ZenZone Business), and an analysis of selected transactions that Duff & Phelps deemed relevant (including in connection with the ZenZone Business); and

6.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Transaction and the Cash Dividend, Duff & Phelps, with the Company’s and the Special Committee’s consent and without independent verification:

1.	Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management;

2.	Relied upon the fact that the Special Committee, the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Transaction, including whether all procedures required by law to be taken in connection with the Transaction have been duly, validly and timely taken;

Special Committee of the Board of Directors

Renren Inc.

April 23, 2018

3.	Assumed that any estimates, evaluations, forecasts and projections including, without limitation, the Management Projections, furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expresses no view or opinion with respect to such estimates, evaluations, forecasts or projections or their underlying assumptions;

4.	Assumed that (i) the information relating to SoFi, the other Portfolio Companies, the Funds, the ZenZone Business, and the Transaction provided to Duff & Phelps and (ii) the representations made by management of the Company regarding SoFi, the other Portfolio Companies, the Funds, the ZenZone Business, and the Transaction are accurate in all material respects, did not and does not omit to state a material fact in respect of SoFi, the other Portfolio Companies, the Funds, the ZenZone Business, and the Transaction necessary to make the information not misleading in light of the circumstances under which the information was provided;

5.	Assumed that the representations and warranties set forth in the Offering Circular and in the Management Representation Letter are true and correct and that each party to the Transaction will fully and duly perform all covenants, undertakings and obligations required to be performed by such party;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Offering Circular, conform in all material respects to the drafts reviewed;

7.	Assumed that the application of the Dividend Calculation Formula is fair to the holders of the Company’s shares and ADSs (other than the Eligible Shareholders who elect to receive shares of OPI);

8.	Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of SoFi, the other Portfolio Companies, the Funds, or the ZenZone Business since the date of the most recent financial statements and other information made available to Duff & Phelps;

9.	Assumed that all of the conditions required to implement the Transaction will be satisfied and that the Transaction will be completed in the manner outlined in the Offering Circular and related disclosures filed with the SEC with respect to the Transaction without any amendments thereto or any waivers of any terms or conditions thereof, and in a manner that complies in all respects with all applicable laws; and

10.	Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any undue delay, limitation, restriction or condition that would have a material effect on SoFi, the other Portfolio Companies, the Funds, the ZenZone Business or the contemplated benefits expected to be derived in the Transaction.

Special Committee of the Board of Directors

Renren Inc.

April 23, 2018

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon for any purpose. Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Transaction and as to which Duff & Phelps does not express any view or opinion in this Opinion.

Duff & Phelps has prepared this Opinion effective as of the date hereof. This Opinion is necessarily based upon the information made available to Duff & Phelps as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to (i) advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof or (ii) update, revise or reaffirm this Opinion after the date hereof.

Duff & Phelps did not evaluate the solvency of the Company, OPI, SoFi or any other Portfolio Company, the Funds, or the ZenZone Business or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise) of such entity, nor was Duff & Phelps provided with any such evaluation other than the contents of the Management Representation Letter. Duff & Phelps did not estimate, and expresses no opinion regarding, the liquidation value of any such entity or business.

Duff & Phelps did not evaluate or conduct any independent analysis with respect to the Dividend Calculation Formula or its underlying assumptions.

Duff & Phelps has not been requested to, and did not (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Transaction, the assets, businesses or operations of the Company, OPI, SoFi or any other Portfolio Company, the Funds, the ZenZone Business or any alternatives to the Transaction, (ii) negotiate the terms of the Transaction, or (iii) advise the Special Committee or any other party with respect to alternatives to the Transaction.

Duff & Phelps did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company, OPI, SoFi, the other Portfolio Companies, the Funds, or the ZenZone Business is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company, OPI, SoFi, the other Portfolio Companies, the Funds, or the ZenZone Business is or may be a party or is or may be subject.

Special Committee of the Board of Directors

Renren Inc.

April 23, 2018

Duff & Phelps is not expressing any opinion as to the market price or value of the Company’s or OPI’s common shares or ADSs (or anything else) or value of the equity (or anything else) of OPI, SoFi, the other Portfolio Companies, the Funds, or the ZenZone Business after the announcement or the consummation of the Transaction (or any other time). This Opinion should not be construed as a valuation opinion, a credit rating, a solvency opinion, an analysis of the Company’s, OPI’s, SoFi’s, the other Portfolio Companies’, the Funds’ or the ZenZone Business’ creditworthiness, tax advice, or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. Duff & Phelps expressly disclaims any responsibility or liability in this regard.

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation payable to or to be received by any of the officers, directors, or employees of the Company, OPI, SoFi, the other Portfolio Companies, the Funds, or the ZenZone Business or any class of such persons, relative to the amount of the Cash Dividend, or with respect to the fairness of any such compensation. Duff & Phelps expresses no opinion as to the fairness of the Transaction to the Eligible Shareholders acquiring OPI shares or any post-transaction arrangements with respect to OPI.

This Opinion is furnished for the use and benefit of the Special Committee in connection with its consideration of the Transaction (including payment of the Cash Dividend) and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ prior written consent. This Opinion (i) does not address the merits of the underlying business decision to enter into the Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Transaction; (iii) is not a recommendation as to how the Special Committee, the Board of Directors, the Company or any other person including security holders of the Company as to how such person should act with respect to any matters relating to the Transaction (including any decision to waive the Cash Dividend and receive OPI shares), or whether to proceed with the Transaction or any related transaction, and (iv) does not indicate that the amount of the Cash Dividend (the calculation of which requires application of the Dividend Calculation Formula) is the best possibly attainable under any circumstances. The decision as to whether to proceed with the Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based. This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the engagement letter among Duff & Phelps, the Company, and the Special Committee dated December 22, 2016 (the “Engagement Letter”). This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter.

Special Committee of the Board of Directors

Renren Inc.

April 23, 2018

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Special Committee (solely in their capacity as members of the Special Committee) and will receive a fee for its services. No portion of Duff & Phelps’ fee is contingent upon either the conclusion expressed in this Opinion or whether or not the Transaction is successfully consummated. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon execution of the Engagement Letter, and a portion of Duff & Phelps’ fee is payable upon Duff & Phelps’ rendering its Opinion to the Special Committee. In addition, pursuant to the Engagement Letter, the Company has agreed to reimburse certain expenses of Duff & Phelps (subject to a cap) and to indemnify Duff & Phelps for certain liabilities. Other than this engagement, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Cash Dividend to be received by the holders of the Company’s shares and ADSs (other than the Eligible Shareholders who elect to receive shares of OPI) in the Transaction is fair, from a financial point of view, to such holders (without giving effect to any impact of the Transaction on any particular holder of the Company’s shares or ADSs other than in its capacity as a holder of the Company’s shares or ADSs).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC

Annex M

Amended and Restated Offer Acceptance Form

Dear Investor,

Oak Pacific Investment (“OPI”), a newly formed Cayman Islands exempted corporation which is currently a wholly-owned subsidiary of Renren Inc. (“Renren”), proposes to offer its Class A ordinary shares and Class B ordinary shares to certain shareholders of Renren in a private placement (the “Private Placement”) pursuant to an amended and restated offering circular dated May 14, 2018 (the “Offering Circular”).

This offer is limited to shareholders (including holders of American depositary shares (“ADSs”)) of Renren as of 5:00 p.m. Eastern time on June 8, 2018 (the “Record Date”) who satisfy each of the following conditions:

(1) The shareholder is not an “accredited investor,” as such term is defined under the U.S. Securities Act of 1933, as amended;

(2) The shareholder is not a “qualified purchaser,” as such term is defined under the U.S. Investment Company Act of 1940, as amended; and

(3) The shareholder is not a resident of Japan or any other jurisdiction where the Offer would be prohibited.

If you validly accept the offer and otherwise comply with the terms of the Private Placement, you will receive (1) one Class A ordinary share of OPI for each Class A ordinary share of Renren that you held as of the Record Date with respect to which you have validly accepted the offer (including 15 Class A ordinary shares of OPI for each Renren ADS, as each Renren ADS represents the right to receive 15 Renren Class A ordinary shares) and (2) one Class B ordinary share of OPI for each Class B ordinary share of Renren you held as of the Record Date with respect to which you validly accepted the offer. However, if you validly accept the Offer and otherwise comply with the terms of the Private Placement and you would receive OPI Shares that would cause you to hold more than 49.9% of the total voting power in OPI (including shares that may be obtained by the exercise of vested share incentive grants), you will receive Class A ordinary shares instead of Class B ordinary shares to the extent necessary for your voting power in OPI (including shares that may be obtained by the exercise of vested share incentive grants) not to exceed 49.9%.

To accept the offer, you must (1) fill out this offer acceptance form and follow the instructions in it, and (2) validly waive all or part of the cash dividend announced by Renren, Inc. on or about April 30, 2018 (the “Cash Dividend”) by following the instructions in the Offering Circular and in the forms attached to the Offering Circular.

Send your completed signed acceptance form to the following address:

Oak Pacific Investment
c/o Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036
Attention: Mariam Adamashvili

Please note that the form must be received by the deadline, which is 5:00 p.m. Eastern time on June 8, 2018.

To expedite the verification process, you may send a scan of your signed offer acceptance form in PDF form to OPI at the following e-mail address: DLOPI@skadden.com. However, OPI must still receive the original signed form by the deadline, even if you have also sent a PDF.

Please note that the offer acceptance form does not specify the number of Class A ordinary shares and Class B ordinary shares of OPI in respect of which you accept the offer. The forms attached to the Offering Circular for the waiver of the Cash Dividend will ask you to fill in the number of Renren shares with respect to which you waive the Cash Dividend, and that in turn will determine the number of OPI shares you will receive if you have otherwise validly accepted the offer. The waiver of the Cash Dividend is your payment for the OPI shares, so if you do not validly waive the Cash Dividend, then you will not receive any OPI shares.

Under the requirements of Rule 506(c) of Regulation D under the Securities Act, all purchasers of the OPI shares must be “accredited investors” as defined in Regulation D and OPI must take all reasonable steps to verify that all such purchasers are accredited investors. As a result, before we can finalize your investment, you need to undergo a verification process to verify that you are an accredited investor. You must provide sufficient financial information to us so that we have a reasonable basis to believe that you are an accredited investor.

In order to assist us in verifying your accredited investor status as well as provide you with a secure and confidential process by which you can submit your financial information for verification, we have engaged VerifyInvestor.com (the “Verification Agent”), an independent, third-party verification service, to conduct the accredited investor verification review on our behalf.

Once you fill out this offer acceptance form and send the executed copy to OPI, OPI will request that the Verification Agent verify your status. In the request, your e-mail address (as you fill it out below) will be provided to the Verification Agent as your contact information. The Verification Agent will not charge you any fee; OPI will pay the verification fee for you. Once the request has been submitted, you will be contacted at the e-mail address that you have provided in this form. The e-mail will come from support@verifyinvestor.com with the subject heading “Verification requested by Oak Pacific Investment”. Please do NOT ignore this e-mail or you will be unable to purchase the OPI shares. This e-mail will prompt you to begin the verification process.

During the verification process, you will need to answer a few personal or corporate financial questions and then to upload (or take pictures, if you will be using a tablet or mobile device) documentation supporting the answers that you provide. We have been informed that, based on the experience of the Verification Agent, most investors spend less than five minutes in finishing answering the questions and uploading the relevant documents.

2

Once all required information has been provided to the Verification Agent, the verifications will typically be carried out within one to two business days by licensed attorneys who are familiar with the relevant securities laws requirements and experienced in conducting the accredited investor analysis.

OPI will receive periodic updates as you go through the verification process. If you are identified to be a non-accredited investor, OPI will receive an e-mail notification. If you are verified as an accredited investor, a signed attorney’s letter will be sent to OPI as confirmation that a full verification analysis has been carried out following the SEC’s guidelines.

Yours sincerely,

Oak Pacific Investment

3

AMENDED AND RESTATED OFFER ACCEPTANCE FORM

Please type or print the name under which you hold the ordinary shares of Renren Inc. (including ordinary shares represented by American depositary shares) with respect to which you are accepting the offer of ordinary shares of Oak Pacific Investment (“OPI”):

___________________________________________

Please type or print the e-mail address at which you would like the Verification Agent to contact you for verification of your status as an accredited investor:

___________________________________________

Please type or print the telephone number at which you would like OPI to contact you (if necessary):

___________________________________________

If you are a legal entity, type or print the name of the contact person whom you would like OPI to contact (if necessary):

___________________________________________

Please type or print the mailing address to which you would like OPI to send your share certificates (if you so elect) and other information:

___________________________________________

___________________________________________

___________________________________________

___________________________________________

If your acceptance is valid, your OPI shares will be registered in OPI’s register of members under the name and address you have provided above.

Please check this box ☐ if you wish to receive a certificate for your OPI shares.

4

Please confirm the statements below by signing your name on the signature line at the bottom of this page and by typing or printing your name below the signature line:

1.	I am an “accredited investor” as such term is defined under the U.S. Securities Act of 1933, as amended.

2.	I am a “qualified purchaser” as such term is defined under the U.S. Investment Company Act of 1940, as amended.

3.	I am not a resident of Japan or any other jurisdiction where the offer of shares of Oak Pacific Investment would be prohibited.

4.	I agree and acknowledge that Oak Pacific Investment has made the representations and warranties as set out in Schedule I attached to this letter and, on the basis of such representations and warranties, I hereby accept the offer of OPI shares in this Private Placement.

_______________________________

Name:

5

Schedule I

Representations and Warranties

Oak Pacific Investment (“OPI”), a newly formed Cayman Islands corporation which is currently a wholly-owned subsidiary of Renren Inc. (“Renren”), proposes to offer its Class A ordinary shares and Class B ordinary shares to certain shareholders of Renren in a private placement (the “Private Placement”) as part of an integrated series of transactions to be conducted contemporaneously with the Private Placement (the “Transaction”).

OPI hereby makes the following representations and warranties to each person that validly accepts the offer of the OPI shares in the Private Placement (each, a “Purchaser”), each of which is true and correct as of April 30, 2018:

1.1	Definitions

(a)	Affiliates of a person, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such person. In the case of SB Pan Pacific Corporation and SoftBank Group Capital Limited, Affiliate also includes any investment fund in respect of which SoftBank Group Capital Limited or an entity controlled by it acts as a general partner or in any similar capacity.

(b)	Encumbrance means, with respect to any asset, any mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, collateral assignment, adverse claim, restriction or other encumbrance of any kind in respect of such asset (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

(c)	Governmental Authority means any government of any nation, federation, province or state or any other political subdivision thereof, any entity, authority or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any government authority, agency, department, board, commission or instrumentality of any country, or any political subdivision thereof, any court, tribunal or arbitrator, and any self-regulatory organization.

(d)	Governmental Order means any applicable order, ruling, decision, verdict, decree, writ, subpoena, mandate, precept, command, directive, consent, approval, award, judgment, injunction or other similar determination or finding by, before or under the supervision of any Governmental Authority.

(e)	Law or Laws means any and all provisions of any applicable constitution, treaty, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended, and any and all applicable Governmental Orders.

6

(f)	Material Adverse Effect means any (i) event, occurrence, fact, condition, change or development that has had, has, or could reasonably be expected to have, individually or together with other events, occurrences, facts, conditions, changes or developments, a material adverse effect on the business, properties, assets, employees, operations, results of operations, financial condition, assets or liabilities of a person’s group taken as a whole, but excluding any changes attributable only to changes in the general political, financial or economic conditions having a negative impact on the business sector, (ii) material impairment of the ability of any party (other than a Purchaser) to perform the material obligations of such Party under any Transaction Documents, or (iii) material impairment of the validity or enforceability of this Agreement or any other Transaction Document against any party hereto or thereto (other than a Purchaser); provided, however, that in no event shall any of the following, alone or taken as a whole, be deemed to constitute a Material Adverse Effect, nor shall any of the following be taken into account in determining whether a Material Adverse Effect has occurred or would result, unless the events provided in subsections (i)–(vi) below have a disproportionate effect on OPI: (i) general economic conditions in the global markets (including financial, banking, credit, currency and capital markets); (ii) fluctuations in applicable currency exchange rates; (iii) conditions generally affecting the industry in which OPI operates; (iv) changes in applicable accounting standards or regulatory accounting requirements, or changes in applicable law (or interpretations or enforcement thereof) or directives or policies of a governmental authority, in each case of general applicability that are applicable to OPI; (v) any action taken by Purchaser that breaches the terms of the Transaction Documents; and (vi) acts of God or natural disaster.

(g)	Tax means (i) any national, provincial, municipal, or local taxes, charges, fees, levies, or other assessments, whether based on income (including enterprise income tax and individual income tax), turnover (including value-added tax, business tax, and consumption tax), resource (including urban and township land use tax), special purpose (including land value-added tax, urban maintenance and construction tax, and additional education fees), property (including urban real estate tax and land use fees), documentation (including stamp duty and deed tax), filing, recording, withholding, social insurance (including pension, medical, unemployment, housing, and other social insurance withholding), tariffs (including import duty and import value-added tax), and estimated and provisional taxes, charges, fees, levies, or other assessments of any kind whatsoever, (ii) all interest, penalties (administrative, civil or criminal), or additional amounts imposed by any Governmental Authority in connection with any item described in clause (i) above, and (iii) any form of transferee liability imposed by any Governmental Authority in connection with any item described in clauses (i) and (ii) above.

7

(h)	Tax Return means any return, report or statement showing Taxes, used to pay Taxes, or required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto, and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated or provisional Tax.

(i)	Transaction Documents consist of the Offering Circular dated April 30, 2018, the Everbright Loan Documents, the SoftBank Loan Documents, the Renren Note Documents, and the Separation and Distribution Agreement.

1.2	Power; Authorization.

(a)	OPI is duly organized and validly existing under the Laws of the jurisdiction in which it is organized.

(b)	OPI has all requisite corporate (or similar) power and authority to execute and deliver Transaction Documents and to consummate the Transaction. The execution and delivery by OPI of the Transaction Documents and the consummation by it of the Transaction have been duly authorized by all necessary corporate (or similar) action on the part of OPI.

1.3	Capitalization and Voting Rights.

(a)	The authorized capital stock of OPI is US$3,500,000 divided into 3,500,000,000 ordinary shares of par value US$0.001 each, of which 1 share is issued and outstanding.

(b)	The outstanding shares of OPI are all duly and validly authorized and issued, fully paid and nonassessable, and no such capital stock was issued in violation of any preemptive rights. All OPI shares were validly issued in accordance with the registration or qualification provisions of the applicable laws.

(c)	Except for the rights expressly provided in the Transaction Documents, there are (1) no issued, reserved for issuance, authorized or outstanding subscriptions, options, calls, bonds, debentures, notes, obligations, warrants, convertible securities or other rights, agreements, arrangements, or commitments of any kind (including conversion or preemptive rights) relating to the capital stock of, or other equity or voting interest in, OPI, or obligating OPI to issue, deliver or sell, or cause to be issued, delivered or sold, any shares of capital stock of, or any other interest (including equity and voting interests) in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, OPI, or any other equity or equity-based awards, whether settled in cash or other property, or obligating OPI to issue, grant, extend or enter into any such security, option, warrant, call, right or contract; and (2) no outstanding contractual obligations of OPI to register, dispose, transfer, purchase, redeem or otherwise acquire any shares of capital stock of, or other equity or voting interests in, or securities convertible into, or exchangeable or exercisable for, shares of capital stock of, or other equity or voting interests in, OPI to provide funds to, or make any investment (in the form of loans, capital contributions or otherwise) in, any other person.

8

1.4	No Conflicts; No Consents.

(a)	The execution and delivery by OPI of the Transaction Documents does not, and the consummation of the Transaction and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any lien, adverse claims, charges, encumbrances and security interests of any kind or nature upon any of the properties or assets of OPI under, any provision of (i) the organizational documents of OPI, (ii) any contract to which OPI is a party or by which any of its properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 1.4(b), any judgment, order, writ, injunction or decree or Law applicable to Renren or its properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of Renren to perform its obligations in this Private Placement.

(b)	Except as set forth in OPI’s Offering Circular dated April 30, 2018, no consent, approval, license, permit, order or authorization of, or registration, declaration or filing with, or permit from, any federal, state, provincial, local or other government, domestic or foreign, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (“Governmental Entity”) is required to be obtained or made by or with respect to OPI in connection with the execution, delivery and performance of the Transaction Documents by OPI or performance by OPI of the Transaction contemplated hereby, other than such items that have already been made or which the failure to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect on the ability of OPI to perform its obligations under the Transaction Documents.

1.5	Permits; Compliance.

OPI has all franchises, permits, licenses, qualifications and any other authorizations from any Governmental Authority (the “Permits”) necessary for OPI to own, lease and operate its properties and to carry on its business as now conducted and as proposed to be conducted and to perform each of its obligations under the Transaction Documents, the lack of which could result in a Material Adverse Effect. The Permits are in full force and effect and OPI is not in default (with or without notice or lapse of time or both) or in violation of, in any material respect, any of such Permit.

1.6	Securities Law Matters.

(a)	Neither OPI, any of its Affiliates, nor any person acting on behalf of any of them, has made or will make offers or sales of securities under circumstances that would require the registration of the rights or the shares under the Securities Act, nor under any applicable securities laws of any jurisdiction.

(b)	OPI, immediately after the closing of the Transaction, will be excluded from the definition of an investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act, or both.

(c)	None of the Transaction Documents, any statements made in connection with the Spin-Off or the Rights Offering, nor any other statements made in connection herewith or therewith contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

9

1.7	Absence of Litigation.

There is no claim, action, suit, arbitration, proceeding or investigation (each, an “Action” and collectively, “Actions”) pending against OPI, including any Action that affects the legality, validity or enforceability of the Transaction Documents or the right of OPI to enter into such documents, or to consummate the Transaction. Neither OPI nor any of the assets owned or used by OPI is a party to or subject to the provisions of any judgment, order, writ, injunction or decree of any Governmental Entity. There is no Action by OPI currently pending or that OPI intends to initiate.

1.8	Assets; Absence of Liens and Encumbrances.

Except as disclosed in the Offering Circular, OPI owns its property and assets free and clear of all Encumbrances, except such Encumbrances that arise in the ordinary course of business and do not materially impair the ownership or use of such property or assets. With respect to the property and assets it leases, OPI is in compliance with such leases, which are in full force and effect, and holds a valid leasehold interest free of any Encumbrances.

1.9	Anti-Bribery, Anti-Corruption, Anti-Money Laundering and Sanctions.

(a)	OPI and its directors, officers, employees, agents and other persons acting on their behalf are and have been in compliance with all applicable Laws relating to anti-bribery, anti-corruption, anti-money laundering, record keeping and internal control laws.

(b)	Neither OPI nor, to the best of its knowledge, its respective directors, officers, employees, agents and other persons acting on their behalf have ever been found by a Governmental Authority to have violated any criminal or securities Laws or is subject to any indictment or any government investigation.

1.10	Tax Matters.

All Tax Returns required to be filed with respect to OPI or any of its Subsidiaries have been duly and timely filed, and are true, correct and complete in all material respects. All Taxes with respect to OPI or any of its Subsidiaries attributable to a taxable period (or portion thereof) ending on or prior to the Closing Date have been paid in full or provision for the payment thereof have been properly made. No deficiencies for any Taxes with respect to OPI or any of its Subsidiaries have been asserted in writing by, and no notice of any pending action with respect to such Taxes has been received from, any Tax authority, and no adjustment, dispute or action relating to any such Taxes is outstanding. OPI and its Subsidiaries have timely withheld and remitted to the appropriate Tax authority all Taxes which it is obligated to withhold and remit from amounts owing to any employee, subsidiary, creditor, customer or third party. There are no Liens on any of the assets of OPI or any of its Subsidiaries with respect to Taxes. OPI and its Subsidiaries have no liability for the Taxes of any other Person under applicable Law, as a transferee or successor, by contract or otherwise. Neither OPI nor its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date other than in the ordinary course of business consistent with past practice. Neither OPI nor its Subsidiaries have taken any action or entered into any transaction for the purpose of, or that has the effect of, the avoidance of Taxes in violation of applicable Law.

10

Annex N

AMENDED AND RESTATED CASH DIVIDEND WAIVER ELECTION FORM

For Beneficial Owner of Renren Inc American Depositary Shares through
Broker/Custodian that is a DTC Participant

TO:

Renren Inc.

c/o Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Mariam Adamashvili

Email: DLOPI@skadden.com

Ladies and Gentlemen:

Reference is hereby made to the Depositary Notice of Cash Dividend to DTC as holder of Renren Inc. American Depositary Shares, dated May 18, 2018 (the “Depositary Notice”), issued by Citibank, N.A., in its capacity as Depositary (the “Depositary”). Renren Inc., a company organized under the laws of the Cayman Islands (the “Company”), has announced that it is distributing a Cash Dividend (the “Cash Dividend”) in an amount to be determined and announced by the Company on or about June 15, 2018 (as specified in the Depositary Notice) per American Depositary Share (the “ADS”) of the Company (the “Company ADS(s)”) held as of 5:00 P.M. (New York time) on June 14, 2018 (the “Record Date”).

This amended and restated Cash Dividend Waiver Election Form (the “Waiver Election Form”) is being submitted on behalf of the undersigned beneficial owner of Company ADSs (“Beneficial Owner”) to elect to waive receipt of the Cash Dividend (a “Cash Dividend Waiver Election”) in accordance with the terms specified in the Depositary Notice.

BENEFICIAL OWNERS WHO WISH TO RECEIVE THE CASH DIVIDEND AND WHO DO NOT ELECT TO WAIVE RECEIPT OF THE CASH DIVIDEND ARE NOT REQUIRED TO TAKE ANY ACTION IN ORDER TO RECEIVE THE CASH DIVIDEND.

THE CASH DIVIDEND WAIVER ELECTION PERIOD EXPIRES AT 5:00 PM (NY TIME) ON JUNE 8, 2018 (WHICH IS BEFORE THE RECORD DATE). YOUR CASH DIVIDEND WAIVER ELECTION WILL BE REJECTED IF YOU DO NOT OWN YOUR ADSs ON THE RECORD DATE.

1.	The undersigned Beneficial Owner has exercised the Cash Dividend Waiver Election as follows:

Name of Beneficial Owner for whom a Cash
Dividend Election Waiver was exercised: __________________________________

Date of Cash Dividend Waiver Election: ___________________________________

Number of ADSs held in respect of which the
Cash Dividend Waiver Election is made: ______________________________ADS

VOI number assigned by ATOP

to the Cash Dividend Waiver Election: ___________________________________

DTC Participant Number: ______________________________________________

DTC Participant Name: _________________________________________________

Name of Contact Person at DTC Participant: ________________________________

Telephone Number of Contact Person at DTC Participant: _____________________

Email of Contact Person at DTC Participant: ________________________________

Please make sure to obtain the VOI number from your bank or broker that is the DTC participant making the cash dividend waiver election on your behalf at DTC. Your cash dividend waiver election cannot be combined with the cash dividend waiver elections for other clients of the DTC participant.

2.	In connection with our election to waive all rights to payment of the Cash Dividend, the undersigned Beneficial Owner hereby certifies and agrees as follows:

A. The undersigned Beneficial Owner is an “Accredited Investor,” as such term is defined under the Securities Act of 1933, as amended;

AND

B. The undersigned Beneficial Owner is a “qualified purchaser,” as such term is defined under the Investment Company Act of 1940, as amended;

AND

C. The undersigned Beneficial Owner is not a resident of Japan or any other jurisdiction where the offer of the shares of Oak Pacific Investment would be prohibited.

3.	The undersigned Beneficial Owner hereby agrees to pay the following fees and charges under the Deposit Agreement to the Depositary:

•	US$0.05 per ADS held by the Beneficial Owner as of the Record Date.

BENEFICIAL OWNER’S SIGNATURE, CONTACT INFORMATION

Date:	_______________________________

Name:	_______________________________

Signature:	_______________________________

Tax ID No:	_______________________________

Number of Company ADSs
held as of the Record Date:	_______________________________

Email address:	_______________________________

Telephone number:	_______________________________

Reminder:

To validly elect to waive your right to payment of the Cash Dividend in respect of your Company ADSs, you must:

•     Instruct the DTC Participant to exercise the Cash Dividend Waiver Election via DTC’s ATOP system and to make payment of the applicable Depositary fee.

•     Sign and send a duly completed Amended and Restated Offer Acceptance Form to Oak Pacific Investment at the address and in the manner specified in that form. You may also send a PDF copy to Oak Pacific Investment via email at the email address shown on the first page of the form. However, Oak Pacific Investment must still receive the original signed form by the deadline, even if you have also sent a PDF.

•     Sign and send a duly completed original of the Amended and Restated Waiver Election Form to Renren Inc. at the mailing address shown on the first page of the form. You may also send a PDF copy to Renren Inc. via email at the email address set forth on the first page of the form. However, Renren Inc. must still receive the original signed form by the deadline, even if you have also sent a PDF.

•     After you have received an e-mail from VerifyInvestor.com, complete the required procedures on the VerifyInvestor.com website in the manner specified in that e-mail and on that website.

PLEASE MAKE SURE TO OBTAIN A VOI NUMBER FOR YOUR CASH DIVIDEND WAIVER ELECTION FROM YOUR BANK OR BROKER THAT IS A DTC PARTICIPANT MAKING THE CASH DIVIDEND WAIVER ELECTION ON YOUR BEHALF AT DTC AND INCLUDE IT WITH THIS FORM. YOUR CASH DIVIDEND WAIVER ELECTION AT DTC CANNOT BE COMBINED WITH CASH DIVIDEND WAIVER ELECTIONS FROM OTHER CLIENTS OF YOUR BANK OR BROKER.

Annex O

AMENDED AND RESTATED CASH DIVIDEND WAIVER ELECTION FORM

For Record Holders of Renren Inc. American Depositary Shares

[label with Registered Holder info]

TO:

Renren Inc.

c/o Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Mariam Adamashvili

Email: DLOPI@skadden.com

Ladies and Gentlemen:

Reference is hereby made to the Depositary Notice of Cash Dividend to Record Holders of Renren Inc. American Depositary Shares, dated May 18, 2018 (the “Depositary Notice”) issued by Citibank, N.A., in its capacity as Depositary (the “Depositary”). Renren Inc., a company organized under the laws of the Cayman Islands (the “Company”), has announced that it is distributing a Cash Dividend (the “Cash Dividend”) in an amount to be determined and announced by the Company on or about June 15, 2018 (as specified in the Depositary Notice) per American Depositary Share (the “ADS”) of the Company (the “Company ADS(s)”) held as of 5:00 P.M. (New York time) on June 14, 2018 (the “Record Date”).

This Amended and Restated Cash Dividend Waiver Election Form (the “Waiver Election Form”) is being submitted on behalf of the undersigned holder of Company ADSs registered in its name on the books of the Depositary (“Record Holder”) to elect to waive receipt of the Cash Dividend (a “Cash Dividend Waiver Election”) in accordance with the terms specified in the Depositary Notice.

RECORD HOLDERS WHO WISH TO RECEIVE THE CASH DIVIDEND AND WHO DO NOT ELECT TO WAIVE RECEIPT OF THE CASH DIVIDEND ARE NOT REQUIRED TO TAKE ANY ACTION IN ORDER TO RECEIVE THE CASH DIVIDEND.

THE CASH DIVIDEND WAIVER ELECTION PERIOD EXPIRES AT 5:00 PM (NY TIME) ON JUNE 8, 2018 (WHICH IS BEFORE THE RECORD DATE). YOUR CASH DIVIDEND WAIVER ELECTION WILL BE REJECTED IF YOU DO NOT OWN YOUR ADSs ON THE RECORD DATE.

1.	The undersigned Record Holder hereby irrevocably elects to waive his/her/its rights to payment of the Cash Dividend for his/her/its ADSs held as of the Record Date and specified below. If you do not specify any number of ADSs for which you make a Cash Dividend Waiver Election, you will be deemed to have made a Cash Dividend Waiver Election for all ADSs you held as of the Record Date.

2.	The undersigned Record Holder understands that upon review by VerifyInvestor.com of its financial information submitted to VerifyInvestor.com pursuant to the terms of the offer of shares of Oak Pacific Investment, the Company shall have the unqualified right to reject the undersigned Record Holder’s Cash Dividend Waiver Election. In the event of a Cash Dividend Waiver Election rejection, the Company will instruct the Depositary to pay the Cash Dividend to the undersigned Record Holder in respect of all of the Record Holder’s Company ADSs held as of the Record Date.

3.	In connection with our election to waive all rights to payment of the Cash Dividend, the undersigned Record Holder hereby certifies and agrees as follows:

A. The undersigned Record Holder is an “Accredited Investor,” as such term is defined under the Securities Act of 1933, as amended;

AND

B. The undersigned Record Holder is a “qualified purchaser,” as such term is defined under the Investment Company Act of 1940, as amended;

AND

C. The undersigned Record Holder is not a resident of Japan or any other jurisdiction where the offer of the shares of Oak Pacific Investment would be prohibited.

4.	The undersigned Record Holder hereby agrees to pay the Depositary a Depositary fee of US$0.05 per ADS held as of the Record Date and for which the Cash Dividend Waiver Election is being made. Payment thereof has been made by wire transfer to the following account:

Citibank

ABA 021000089

DDA 30515291

NY Dividend Master

Reference: Renren Optional Dividend

Attn: Jayne Whalen

The fed wire number for the funds so transferred is: _______________________.

RECORD HOLDER’S SIGNATURE, CONTACT INFORMATION

Date:	_______________________________

Name:	_______________________________

Signature:	_______________________________

Tax ID No:	_______________________________

Number of Company ADSs
for which you make the Cash
Dividend Waiver Election:	________________________ ADSs (whole ADSs only)

Note: If you do not specify a number of ADSs for which you elect to waive the Cash Dividend, you will be deemed to have made a Cash Dividend Waiver Election as to all ADSs you held as of the Record Date.

Email address:	_______________________________

Telephone number:	_______________________________

Reminder:

To validly elect to waive your right to payment of the Cash Dividend in respect of your Company ADSs, you must:

•     Sign and send a duly completed Amended and Restated Offer Acceptance Form to Oak Pacific Investment at the address and in the manner specified in that form. You may also send a PDF copy to Oak Pacific Investment via email at the email address shown on the first page of the form. However, Oak Pacific Investment must still receive the original signed form by the deadline, even if you have also sent a PDF.

•     Sign and send a duly completed original of the Amended and Restated Waiver Election Form to Renren Inc. at the mailing address shown on the first page of the form. You may also send a PDF copy to Renren Inc. via email at the email address shown on the first page of the form. However, Renren Inc. must still receive the original signed form by the deadline, even if you have also sent a PDF.

•     Pay the Depositary fee (US$ 0.05 per ADS held and for which you make a Cash Dividend Waiver Election) by wire transfer.

•     After you have received an e-mail from VerifyInvestor.com, complete the required procedures on the VerifyInvestor.com website in the manner specified in that e-mail and on that website.

Annex P

AMENDED AND RESTATED CASH DIVIDEND WAIVER ELECTION FORM

For Record Holders of Renren Inc. Ordinary Shares

TO:

Renren Inc.

c/o Skadden, Arps, Slate, Meagher & Flom LLP

4 Times Square

New York, NY 10036

Attention: Mariam Adamashvili

Email: DLOPI@skadden.com

Ladies and Gentlemen:

Renren Inc., a company organized under the laws of the Cayman Islands (the “Company”), has announced that it is distributing a Cash Dividend (the “Cash Dividend”) in an amount to be determined and announced by the Company on or about June 15, 2018 per ordinary share of the Company (the “Ordinary Share(s)”) held as of 5:00 P.M. (New York time) on June 14, 2018 (the “Record Date”).

This Amended and Restated Cash Dividend Waiver Election Form (the “Waiver Election Form”) is being submitted on behalf of the undersigned holder of Ordinary Shares as of the Record Date (“Record Holder”) to elect to waive receipt of the Cash Dividend (a “Cash Dividend Waiver Election”) in accordance with the terms specified in the offering circular of Oak Pacific Investment dated April 30, 2018.

RECORD HOLDERS WHO WISH TO RECEIVE THE CASH DIVIDEND AND WHO DO NOT ELECT TO WAIVE RECEIPT OF THE CASH DIVIDEND ARE NOT REQUIRED TO TAKE ANY ACTION IN ORDER TO RECEIVE THE CASH DIVIDEND.

THE CASH DIVIDEND WAIVER ELECTION PERIOD EXPIRES AT 5:00 PM (NY TIME) ON JUNE 8, 2018 (WHICH IS BEFORE THE RECORD DATE). YOUR CASH DIVIDEND WAIVER ELECTION WILL BE REJECTED IF YOU DO NOT OWN YOUR ORDINARY SHARES ON THE RECORD DATE.

1.	The undersigned Record Holder hereby irrevocably elects to waive his/her/its rights to payment of the Cash Dividend for his/her/its Ordinary Shares held as of the Record Date and specified below. If you do not specify any number of Ordinary Shares for which you make a Cash Dividend Waiver Election, you will be deemed to have made a Cash Dividend Waiver Election for all Ordinary Shares you held as of the Record Date.

2.	The undersigned Record Holder understands that upon review by VerifyInvestor.com of its financial information submitted to VerifyInvestor.com pursuant to the terms of the offer of shares of Oak Pacific Investment, the Company shall have the unqualified right to reject the undersigned Record Holder’s Cash Dividend Waiver Election. In the event of a Cash Dividend Waiver Election rejection, the Company will pay the Cash Dividend to the undersigned Record Holder in respect of all of the Record Holder’s Ordinary Shares held as of the Record Date.

3.	In connection with our election to waive all rights to payment of the Cash Dividend, the undersigned Record Holder hereby certifies and agrees as follows:

A. The undersigned Record Holder is an “accredited investor,” as such term is defined under the Securities Act of 1933, as amended;

AND

B. The undersigned Record Holder is a “qualified purchaser,” as such term is defined under the Investment Company Act of 1940, as amended;

AND

C. The undersigned Record Holder is not a resident of Japan or any other jurisdiction where the offer of the shares of Oak Pacific Investment would be prohibited.

RECORD HOLDER’S SIGNATURE, CONTACT INFORMATION

Date:

Name:

Signature:

Tax ID No:

Number of Ordinary Shares
for which you make the Cash
Dividend Waiver Election:	Ordinary Shares

Note: If you do not specify a number of Ordinary Shares for which you elect to waive the Cash Dividend, you will be deemed to have made a Cash Dividend Waiver Election as to all Ordinary Shares you held as of the Record Date.

Email address:

Telephone number:

Reminder:

To validly elect to waive your right to payment of the Cash Dividend in respect of your Ordinary Shares, you must:

•     Sign and send a duly completed Amended and Restated Offer Acceptance Form to Oak Pacific Investment at the address and in the manner specified in that form. You may also send a PDF copy to Oak Pacific Investment via email at the email address shown on the first page of the form. However, Oak Pacific Investment must still receive the original signed form by the deadline, even if you have also sent a PDF.

•     Sign and send a duly completed original of the Amended and Restated Waiver Election Form to Renren Inc. at the mailing address shown on the first page of the form. You may also send a PDF copy to Renren Inc. via email at the email address shown on the first page of the form. However, Renren Inc. must still receive the original signed form by the deadline, even if you have also sent a PDF.

•     After you have received an e-mail from VerifyInvestor.com, complete the required procedures on the VerifyInvestor.com website in the manner specified in that e-mail and on that website.

  Annex Q

OAK PACIFIC INVESTMENT
2018 SHARE INCENTIVE PLAN

Article 1

PURPOSE

The purpose of this 2018 Share Incentive Plan (the “Plan”) is (i) to promote the success and enhance the value of Oak Pacific Investment, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), by linking the personal interests of the Company Directors, Company Employees and Company Consultants to those of the shareholders of the Company and by providing such individuals with an incentive for outstanding performance to generate superior returns to the shareholders of the Company, and (ii) to provide for the grant of Awards to Renren Participants as part of the Separation of the Company from Renren Inc. (“Renren”) in [●] 2018. The Plan is further intended to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Company Directors, Company Employees and Company Consultants upon whose judgment, interest, contribution and special effort the successful conduct of the Company’s operation is largely dependent.

Article 2

DEFINITIONS AND CONSTRUCTION

Wherever the following terms are used in the Plan they shall have the meanings specified below, unless the context clearly indicates otherwise. The singular pronoun shall include the plural where the context so indicates.

2.1         “Applicable Laws” means the legal requirements relating to the Plan and the Awards under applicable provisions of the corporate and securities laws of the Cayman Islands, the Code, the PRC tax laws, rules, regulations and government orders, the rules of any applicable stock exchange or national market system, and the laws and the rules of any jurisdiction applicable to Awards granted to residents therein.

2.2         “Applicable Accounting Standards” shall mean Generally Accepted Accounting Principles in the United States, International Financial Reporting Standards or such other accounting principles or standards as may apply to the Company’s financial statements under Applicable Laws from time to time.

2.3         “Award” means an Option, a Restricted Share award, or a Restricted Share Unit award granted to a Participant pursuant to the Plan or any other types of award as designed and approved from time to time by the Committee or the Board, as the case may be, pursuant to Article 10 of the Plan in compliance with Applicable Laws.

2.4         “Award Agreement” means any written agreement, contract, or other instrument or document, including through an electronic medium, entered into by and between the Company and a Participant and any amendment thereto, evidencing the grant of an Award, including an Option Award Agreement, a Restricted Shares Award Agreement or a Restricted Share Units Award Agreement, each as defined herein.

2.5         “Board” means the board of directors of the Company.

2.6         “Change in Control” means a change in ownership or control of the Company effected through either of the following transactions:

(a)          the direct or indirect acquisition by any person or related group of persons (other than an acquisition by the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities pursuant to a tender or exchange offer made directly to the Company’s shareholders which a majority of the Incumbent Board (as defined below) who are not affiliates or associates of the offeror under Rule 12b-2 promulgated under the Exchange Act do not recommend such shareholders accept, or

(b)          the individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”) cease for any reason to constitute at least fifty percent (50%) of the Board; provided, however, that if the election, or nomination for election by the Company’s shareholders, of any new member of the Board is approved by a vote of at least fifty percent (50%) of the Incumbent Board, such new member of the Board shall be considered as a member of the Incumbent Board.

2.7         “Code” means the Internal Revenue Code of 1986 of the United States, as amended.

2.8         “Committee” means the committee of the Board described in Article 10.

2.9          “Company Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Company Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for the Company’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Company Service Recipient to render such services.

2.10       “Company Director” means a member of the Company Board or a member of the board of directors of any Subsidiary of the Company.

2.11       “Company Employee” means any person, including an officer or a director of any Company Group Entity, who is in the employ of a Company Service Recipient, subject to the control and direction of the Company Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Company Service Recipient shall not be sufficient to constitute “employment” by the Company Service Recipient.

2.12       “Company Group Entity” means any of the Company and Subsidiaries of the Company.

2.13       “Company Participant” means a person who, as a Company Director, Company Consultant or Company Employee, has been granted an Award pursuant to the Plan.

2

2.14       “Company Service Recipient” means the Company or any Subsidiary of the Company to which the Company Participant provides services as a Company Employee, a Company Consultant or a Company Director.

2.15       “Company Valuation” means the value of the Company as determined by an independent valuation firm engaged by the special committee of the Renren Board in connection with the Separation.

2.16       “Consultant” means a Company Consultant or a Renren Consultant.

2.17       “Corporate Transaction”, unless otherwise defined in an Award Agreement, means any of the following transactions; provided, however, that the Committee shall determine under (d) and (e) whether multiple transactions are related, and its determination shall be final, binding and conclusive:

(a)          an amalgamation, arrangement or consolidation or scheme of arrangement (i) in which the Company is not the surviving entity, except for a transaction the principal purpose of which is to change the jurisdiction in which the Company is incorporated or (ii) following which the holders of the voting securities of the Company do not continue to hold more than 50% of the combined voting power of the voting securities of the surviving entity;

(b)          the sale, transfer or other disposition of all or substantially all of the assets of the Company;

(c)          the complete liquidation or dissolution of the Company;

(d)          any reverse takeover or series of related transactions culminating in a reverse takeover (including, but not limited to, a tender offer followed by a reverse takeover) in which the Company is the surviving entity but (A) the Company’s equity securities outstanding immediately prior to such takeover are converted or exchanged by virtue of the takeover into other property, whether in the form of securities, cash or otherwise, or (B) in which securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities are transferred to a person or persons different from those who held such securities immediately prior to such takeover or the initial transaction culminating in such takeover, but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction; or

(e)          acquisition in a single transaction or series of related transactions by any person or related group of persons (other than the Company or by a Company-sponsored employee benefit plan) of beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of securities possessing more than fifty percent (50%) of the total combined voting power of the Company’s outstanding securities but excluding any such transaction or series of related transactions that the Committee determines shall not be a Corporate Transaction.

2.18       “DCM” means DCM III, L.P., DCM III-A, L.P., and DCM Affiliates Fund III, L.P., all of which are companies incorporated as limited partnerships under the laws of the state of Delaware, and their Affiliates.

3

2.19       “DCM Initial SoFi In-Kind Distribution” means an in-kind distribution to DCM of a total of 1,283,710 SoFi Shares, consisting of 182,077 Series F SoFi Shares, 29,362 Series E SoFi Shares, 138,615 Series D SoFi Shares, and 933,656 Series B SoFi Shares.

2.20       “Disability”, unless otherwise defined in an Award Agreement, means that the Participant qualifies to receive long-term disability payments under the long-term disability insurance program, as it may be amended from time to time, of the Service Recipient to which the Participant provides services regardless of whether the Participant is covered by such policy. If the Service Recipient to which the Participant provides service does not have a long-term disability plan in place, “Disability” means that a Participant is unable to carry out the responsibilities and functions of the position held by the Participant by reason of any medically determinable physical or mental impairment for a period of not less than ninety (90) consecutive days. A Participant will not be considered to have incurred a Disability unless he or she furnishes proof of such impairment sufficient to satisfy the Committee in its discretion.

2.21       “Distributable Proceeds” means, as of any date of determination, proceeds (other than SoFi Proceeds) received by the Company in respect of a Portfolio Investment, including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or in respect of, a Portfolio Investment.

2.22       “Effective Date” shall have the meaning set forth in Section 11.1.

2.23       “Employee” means a Company Employee or a Renren Employee.

2.24       “Exchange Act” means the Securities Exchange Act of 1934 of the United States, as amended.

2.25       “Fair Market Value” means, as of any date, the value of Shares determined as follows:

(a)          If the Shares are listed on one or more established stock exchanges or national market systems, including without limitation the New York Stock Exchange or the NASDAQ Stock Market, its Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported) as quoted on the principal exchange or system on which the Shares are listed (as determined by the Committee) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported on the website maintained by such exchange or market system or such other source as the Committee deems reliable;

(b)          If the Shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board) or by a recognized securities dealer, its Fair Market Value shall be the closing sales price for such Shares as quoted on such system or by such securities dealer on the date of determination, but if selling prices are not reported, the Fair Market Value of a Share shall be the mean between the high bid and low asked prices for the Shares on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

4

(c)          In the absence of an established market for the Shares of the type described in (a) and (b), above, the Fair Market Value thereof shall be determined by the Committee in good faith by reference to (i) the placing price of the latest private placement of the Shares and the development of the Company’s business operations and the general economic and market conditions since such latest private placement, (ii) other third party transactions involving the Shares and the development of the Company’s business operation and the general economic and market conditions since such transaction, (iii) an independent valuation of the Shares, or (iv) such other methodologies or information as the Committee determines to be indicative of Fair Market Value.

2.26       “Incentive Share Option” means an Option that is intended to meet the requirements of Section 422 of the Code or any successor provision thereto.

2.27       “Independent Director”, with respect to any Person, means (i) if the Shares or other securities representing the Shares are not listed on a stock exchange, a director of such Person who is a Non-Employee Director; and (ii) if the Shares or other securities representing the Shares are listed on one or more stock exchanges, a director of such Person who meets the standards of independence under the applicable corporate governance rules of the stock exchanges.

2.28       “Non-Employee Director”, with respect to any Person, means a member of its board of directors who qualifies as a “Non-Employee Director” as defined in Rule 16b-3(b)(3) of the Exchange Act, or any successor definition adopted by such board of directors.

2.29       “Non-Qualified Share Option” means an Option that is not intended to be an Incentive Share Option.

2.30       “Option” means a right granted to a Participant pursuant to Article 5 of the Plan to purchase a specified number of Shares at a specified price during specified time periods. An Option may be either an Incentive Share Option or a Non-Qualified Share Option.

2.31       “Participant” means a Company Participant or a Renren Participant.

2.32       “Parent” means a parent corporation under Section 424(e) of the Code.

2.33       “Permissible Day” means any calendar days except for those days when you are prohibited by the Company's written policy from trading the Company's securities.

2.34       “Permitted Transfer” means the following:

(a)          transfer to the Company or a Subsidiary;

(b)          transfer by gift to “immediate family” as that term is defined in Rule 16a-1(e) promulgated under the Exchange Act;

(c)          the designation of a beneficiary to receive benefits if the Participant dies or, if the Participant has died, transfers to or exercises by the Participant’s beneficiary, or, in the absence of a validly designated beneficiary, transfers by will or the laws of descent and distribution;

5

(d)          if the Participant has suffered a disability, permitted transfers or exercises on behalf of the Participant by the Participant’s duly authorized legal representative; or

(e)          subject to the prior approval of the Committee, transfer to one or more natural persons who are the Participant’s family members or entities owned and controlled by the Participant and/or the Participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the Participant and/or the Participant’s family members, or to such other persons or entities as may be expressly approved by the Committee, pursuant to such conditions and procedures as the Committee may establish.

2.35       “Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

2.36       “Plan” means this Oak Pacific Investment 2018 Share Incentive Plan, as amended from time to time.

2.37       “Portfolio Company” means the issuer of any Portfolio Investment.

2.38       “Portfolio Investment” means any debt or equity investment (other than SoFi Investment) made, directly or indirectly, by the Company, including but not limited to, the equity securities in Portfolio Companies (other than SoFi) as identified in Schedule 2 to the Shareholders Agreement, and the securities issued by such other persons as from time to time approved in accordance with the Shareholders Agreement and the memorandum and articles of association of the Company.

2.39       “PRC” means the People’s Republic of China.

2.40       “Pro Rata Share” means, in relation to a shareholder of the Company, as of a determination date a fraction whose numerator is the number of Shares held by such shareholder as of such determination date, and the denominator is the total number of issued and outstanding Shares as of such determination date.

2.41       “Related Entity”, with respect to any Person, means any business, corporation, partnership, limited liability company or other entity in which such Person, a Parent or Subsidiary of such Person holds a substantial ownership interest, directly or indirectly, or controls through contractual arrangements and consolidates the financial results according to the Applicable Accounting Standards, but which is not a Subsidiary and which the board of directors of such Person designates as a Related Entity for purposes of the Plan.

2.42       “Renren Awards” means share option awards or restricted share unit awards granted by Renren to Renren Participants that remain outstanding prior to the effective time of the Separation.

2.43       “Renren Board” means the board of directors of Renren.

6

2.44       “Renren Consultant” means any consultant or adviser if: (a) the consultant or adviser renders bona fide services to a Renren Service Recipient; (b) the services rendered by the consultant or adviser are not in connection with the offer or sale of securities in a capital-raising transaction and do not directly or indirectly promote or maintain a market for Renren’s securities; and (c) the consultant or adviser is a natural person who has contracted directly with the Renren Service Recipient to render such services.

2.45       “Renren Director” means a member of the Renren Board or a member of the board of directors of any Subsidiary of Renren.

2.46       “Renren Employee” means any person, including an officer or a director of any Renren Group Entity, who is in the employ of a Renren Service Recipient, subject to the control and direction of the Renren Service Recipient as to both the work to be performed and the manner and method of performance. The payment of a director’s fee by a Renren Service Recipient shall not be sufficient to constitute “employment” by the Renren Service Recipient.

2.47       “Renren Group Entity” means any of Renren and Subsidiaries of Renren.

2.48       “Renren Participant” means the persons listed on Schedule 1 hereto.

2.49       “Renren Service Recipient” means Renren or any Subsidiary of Renren, to which the Renren Participant provides services as a Renren Employee, a Renren Consultant or a Renren Director.

2.50       “Restricted Share” means a Share awarded to a Participant pursuant to Article 6 that is subject to certain restrictions and may be subject to risk of forfeiture.

2.51       “Restricted Share Unit” means an Award granted pursuant to Article 7.

2.52       “SB Initial SoFi In-Kind Distribution” means an in-kind distribution of a total of 5,918,366 SoFi Shares, consisting of 839,441 Series F SoFi Shares, 135,367 Series E SoFi Shares, 639,067 Series D SoFi Shares and 4,304,490 Series B SoFi Shares.

2.53       “Securities Act” means the Securities Act of 1933 of the United States, as amended.

2.54       “Separation” means the separation of the Company from Renren to become an independent group pursuant to the Separation and Distribution Agreement, dated April 27, 2018, entered into by the Company and Renren.

2.55       “Service Recipient” means, with respect to a Company Participant, a Company Service Recipient, and with respect to a Renren Participant, a Renren Service Recipient.

2.56       “Share” means the class A ordinary shares of the Company, par value US$0.001 per share, and such other securities of the Company that may be substituted for Shares pursuant to Article 9.

7

2.57       “Shareholders Agreement” means the shareholders agreement relating to the Company by and among SoftBank Group Capital Limited, Joseph Chen, James Jian Liu, DCM and the Company, dated [●], 2018, as may be amended from time to time.

2.58       “SoFi” means Social Finance, Inc.

2.59       “SoFi Investment” means the Company’s equity securities in SoFi.

2.60       “SoFi Proceeds” means proceeds received by the Company in respect of the SoFi Investment, including from the sale or other disposition of (including any recapitalization or similar transaction), or dividends, interest or other income from or with respect to the SoFi Investment.

2.61       “SoFi Shares” means shares of SoFi.

2.62       “Subsidiary” means, with respect to any Person, any corporation or other entity of which a majority of the outstanding voting shares or voting power is beneficially owned or controlled directly or indirectly by such Person, or an affiliated entity that such Person controls through contractual arrangements and of which such Person consolidates the financial results according to the Applicable Accounting Standards.

Article 3

SHARES SUBJECT TO THE PLAN

3.1         Number of Shares.

(a)          Subject to the provisions of Article 9 and Section 3.1(b), (i) the maximum aggregate number of Shares which may be issued pursuant to all Option awards (including Incentive Share Options) hereunder is 136,786,121, and (ii) the maximum aggregate number of Shares which may be issued pursuant to all Restricted Share awards hereunder is 6,284,763.

(b)          To the extent that an Award terminates, expires, or lapses for any reason, any Shares subject to the Award shall again be available for the grant of an Award pursuant to the Plan. To the extent permitted by Applicable Laws, Shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form or combination by a Company Group Entity shall not be counted against Shares available for grant pursuant to the Plan. Shares delivered by the Participant or withheld by the Company upon the exercise of any Award under the Plan in payment of the exercise price thereof or tax withholding thereon may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). If any Restricted Shares are forfeited by the Participant or repurchased by the Company, such Shares may again be optioned, granted or awarded hereunder, subject to the limitations of Section 3.1(a). Notwithstanding the provisions of this Section 3.1(b), no Shares may again be optioned, granted or awarded if such action would cause an Incentive Share Option to fail to qualify as an incentive share option under Section 422 of the Code.

3.2         Shares Distributed. Any Shares distributed pursuant to an Award may consist, in whole or in part, of authorized and unissued Shares, treasury Shares or Shares purchased on the open market (to the extent that the Shares are listed on a recognized national stock exchange).

8

Article 4

ELIGIBILITY AND PARTICIPATION

4.1         Eligibility. Persons eligible to participate in this Plan include (i) Company Employees, Company Consultants, and Company Directors, as determined by the Committee, and (ii) Renren Participants, who shall be granted Awards only to extent related to the rollover of Renren Awards to this Plan as part of the Separation.

4.2         Participation. Subject to the provisions of the Plan, the Committee may, from time to time, select from among all eligible individuals those to whom Awards shall be granted and shall determine the nature and amount of each Award. No individual shall have any right to be granted an Award pursuant to this Plan.

4.3         Jurisdictions. In order to assure the viability of Awards granted to Participants employed in various jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom applicable in the jurisdiction in which the Participant resides or is employed. Moreover, the Committee may approve such supplements to the Plan or amendments, restatements, or alternative versions of the Plan as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan. Notwithstanding the foregoing, the Committee may not take any actions hereunder, and no Awards shall be granted, that would violate any Applicable Laws.

Article 5

OPTIONS

5.1         General. Subject to Section 4.1, The Committee is authorized to grant Options to Participants on the following terms and conditions:

(a)          Exercise Price. The Committee shall determine the exercise price per Share subject to an Option, which may be either a fixed price or a variable price related to the Fair Market Value of the Shares, provided, however, that, unless the Committee shall determine otherwise, the initial exercise price of each Option granted hereunder to a Renren Participant shall be the lower of (i) 100% of the per-share Company Valuation (other than options issued to Joseph Chen) and (ii) the exercise price of the options issued by Renren under the Renren Awards adjusted for the valuation allocation between Renren and the Company in the Separation. The exercise price per Share shall be set forth in the Award Agreement. The exercise price per Share subject to an Option may be adjusted in the absolute discretion of the Committee, the determination of which shall be final, binding and conclusive. For the avoidance of doubt, to the extent not prohibited by Applicable Laws, a re-pricing of Options mentioned in the preceding sentence shall be effective without the approval of the Company’s shareholders or the approval of the relevant Participants. Notwithstanding the foregoing, the exercise price per Share subject to an Option under an Award Agreement shall not be increased without the approval of the relevant Participants.

9

(b)          Time and Conditions of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, including exercise prior to vesting; provided, however, that (i) the term of any Option granted under the Plan shall not exceed ten years, except as provided in Section 12.2, and (ii) the vesting schedule of the Options granted under this Plan to a Renren Participant shall be the same as the vesting schedule of the share options granted to such Renren Participant by Renren under the Renren Awards. Subject to the foregoing, the Committee shall also determine any conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(c)          Payment. The Committee shall determine the methods by which the exercise price of an Option may be paid and the methods by which Shares shall be delivered or deemed to be delivered to Participants. Forms of payment may include, without limitation, (i) cash or check denominated in U.S. Dollars, (ii) to the extent permissible under the Applicable Laws, cash or check in Renminbi, (iii) cash or check denominated in any other local currency as approved by the Committee, (iv) the delivery of a notice that the Participant has placed a market sell order with a broker with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to pay a sufficient portion of the net proceeds of the sale to the Company in satisfaction of the Option exercise price; provided, however, that payment of such proceeds is then made to the Company upon settlement of such sale, or (vii) any combination of the foregoing. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a member of the Board or an “executive officer” of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to pay the exercise price of an Option in any method which would violate Section 13(k) of the Exchange Act.

(d)          Evidence of Grant. All Options shall be evidenced by an Award Agreement between the Company and the Participant. The Award Agreement shall include such additional provisions as may be specified by the Committee.

(e)          Effects of Termination of Employment or Service on Options. Termination of employment or service shall have the following effects on Options granted to the Participants:

(i)          Dismissal for Cause. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient is terminated by the Service Recipient for cause, the Participant’s Options will terminate upon such termination, whether or not the Option is then vested and/or exercisable;

(ii)         Death or Disability. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient terminates as a result of the Participant’s death or Disability:

(1)	the Participant (or his or her legal representative or beneficiary, in the case of the Participant’s Disability or death, respectively), will have until the date that is 12 months after the Participant’s termination of employment to exercise the Participant’s Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant’s termination of employment on account of death or Disability;

10

(2)	the Options, to the extent not vested and exercisable on the date of the Participant’s termination of employment or service, shall terminate upon the Participant’s termination of employment or service on account of death or Disability; and

(3)	the Options, to the extent exercisable for the 12-month period following the Participant’s termination of employment or service and not exercised during such period, shall terminate at the close of business on the last day of the 12-month period.

(iii)        Other Terminations of Employment or Service. Unless otherwise provided in the Award Agreement, if a Participant’s employment by or service to the Service Recipient terminates for any reason other than a termination by the Service Recipient for cause or because of the Participant’s death or Disability:

(1)	the Participant will have until the date that is 90 Permissible Days after the Participant’s termination of employment or service to exercise his or her Options (or portion thereof) to the extent that such Options were vested and exercisable on the date of the Participant’s termination of employment or service;

(2)	the Options, to the extent not vested and exercisable on the date of the Participant’s termination of employment or service, shall terminate upon the Participant’s termination of Employment or service; and

(3)	the Options, to the extent exercisable for the 90-day period following the Participant’s termination of employment or service and not exercised during such period, shall terminate at the close of business on the last day of the 90-day period.

5.2         Incentive Share Options. Incentive Share Options may be granted only to employees of the Company, a Parent or a Subsidiary of the Company, and employees of Renren, a Parent or a Subsidiary of Renren. Incentive Share Options may not be granted to employees of a Related Entity or to Independent Directors or Consultants of the Company or Renren. The terms of any Incentive Share Options granted pursuant to the Plan, in addition to the requirements of Section 5.1, must comply with the following additional provisions of this Section 5.2:

11

(a)          Expiration of Incentive Share Option. An Incentive Share Option may not be exercised to any extent by anyone after the first to occur of the following events:

(i)          Ten (10) calendar years from the date it is granted, unless an earlier time is set in the Award Agreement;

(ii)         Three (3) calendar months after the Participant’s termination of employment as a Company Employee or a Renren Employee, as applicable; and

(iii)        One (1) calendar year after the date of the Participant’s termination of employment or service on account of Disability or death. Upon the Participant’s Disability or death, any Incentive Share Options exercisable at the Participant’s Disability or death may be exercised by the Participant’s legal representative or representatives, by the person or persons entitled to do so pursuant to the Participant’s last will and testament, or, if the Participant fails to make testamentary disposition of such Incentive Share Option or dies intestate, by the person or persons entitled to receive the Incentive Share Option pursuant to the applicable laws of descent and distribution.

(b)          Individual Dollar Limitation. The aggregate Fair Market Value (determined as of the time the Option is granted) of all Shares with respect to which Incentive Share Options are first exercisable by a Participant in any calendar year may not exceed US$100,000 or such other limitation as imposed by Section 422(d) of the Code, or any successor provision. To the extent that Incentive Share Options are first exercisable by a Participant in excess of such limitation, the excess shall be considered Non-Qualified Share Options.

(c)          Exercise Price. The exercise price of an Incentive Share Option shall be equal to the Fair Market Value on the date of grant. However, the exercise price of any Incentive Share Option granted to any individual who, at the date of grant, owns Shares possessing more than ten percent of the total combined voting power of all classes of shares of the Company or any Parent or Subsidiary of the Company may not be less than 110% of Fair Market Value on the date of grant and such Option may not be exercisable for more than five years from the date of grant.

(d)          Transfer Restriction. The Participant shall give the Company prompt notice of any disposition of Shares acquired by exercise of an Incentive Share Option within (i) two years from the date of grant of such Incentive Share Option or (ii) one year after the transfer of such Shares to the Participant.

(e)          Expiration of Incentive Share Options. No Award of an Incentive Share Option may be made pursuant to this Plan after the tenth anniversary of the Effective Date.

(f)           Right to Exercise. During a Participant’s lifetime, an Incentive Share Option may be exercised only by the Participant.

Article 6

RESTRICTED SHARES

6.1         Grant of Restricted Shares. Subject to Section 4.1, the Committee is authorized to make Awards of Restricted Shares to any Participant selected by the Committee in such number and subject to such terms and conditions as determined by the Committee. All Awards of Restricted Shares shall be evidenced by an Award Agreement.

12

6.2         Restricted Share Award Agreement. Each Award of Restricted Shares shall be evidenced by an Award Agreement that shall specify the period of restriction, the number of Restricted Shares granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed.

6.3         Issuance and Restrictions. Restricted Shares shall be subject to such restrictions on transferability and other restrictions as the Committee may impose (including, without limitation, limitations on the right to vote Restricted Shares or the right to receive dividends on the Restricted Shares). However, Restricted Shares that are granted to Renren Participants as part of the Separation of the Company from Renren shall not be subject to any restriction on their right to receive dividends. These restrictions may lapse separately or in combination at such times, pursuant to such circumstances, in such installments, or otherwise, as the Committee determines at the time of the grant of the Award or thereafter.

6.4         Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Shares that are at that time subject to restrictions shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Shares will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Shares.

6.5         Certificates for Restricted Shares. Restricted Shares granted pursuant to the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Shares are registered in the name of the Participant, certificates must bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Shares, and the Company may, at its discretion, retain physical possession of the certificate until such time as all applicable restrictions lapse.

6.6         Removal of Restrictions. Unless the Committee determines otherwise, Restricted Shares shall be held by the Company as escrow agent until the restrictions on such Restricted Shares have lapsed. Except as otherwise provided in this Article 6, Restricted Shares granted under the Plan shall be released from escrow as soon as practicable after the last day of the period of restriction. The Committee, in its discretion, may accelerate the time at which any restrictions shall lapse or be removed. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 6.5 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant, subject to applicable legal restrictions. The Committee, in its discretion, may establish procedures regarding the release of Shares from escrow and the removal of legends, as necessary or appropriate to minimize administrative burdens on the Company.

13

Article 7

RESTRICTED SHARE UNITS

7.1         Grant of Restricted Share Units. The Committee, at any time and from time to time, may grant Restricted Share Units to Participants as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Restricted Share Units to be granted to each Participant.

7.2         Restricted Share Units Award Agreement. Each Award of Restricted Share Units shall be evidenced by an Award Agreement that shall specify any vesting conditions, the number of Restricted Share Units granted, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

7.3         Performance Objectives and Other Terms. The Committee, in its discretion, may set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of Restricted Share Units that will be paid out to the Participants, provided, however, that the vesting schedule of the Restricted Shares Units granted under this Plan to a Renren Participant shall be the same as the vesting schedule of the restricted share units granted to such Renren Participant by Renren under the Renren Awards.

7.4         Form and Timing of Payment of Restricted Share Units. At the time of grant, the Committee shall specify the date or dates on which the Restricted Share Units shall become fully vested and nonforfeitable. Upon vesting, the Committee, in its sole discretion, may pay Restricted Share Units in the form of cash, Shares or a combination thereof.

7.5         Forfeiture/Repurchase. Except as otherwise determined by the Committee at the time of the grant of the Award or thereafter, upon termination of employment or service during the applicable restriction period, Restricted Share Units that are at that time unvested shall be forfeited or repurchased in accordance with the Award Agreement; provided, however, that the Committee may (a) provide in any Restricted Share Unit Award Agreement that restrictions or forfeiture and repurchase conditions relating to Restricted Share Units will be waived in whole or in part in the event of terminations resulting from specified causes, and (b) in other cases waive in whole or in part restrictions or forfeiture and repurchase conditions relating to Restricted Share Units.

Article 8

PROVISIONS APPLICABLE TO AWARDS

8.1         Stand-Alone and Tandem Awards. Awards granted pursuant to the Plan may, in the discretion of the Committee, be granted either alone, in addition to, or in tandem with, any other Award granted pursuant to the Plan. Awards granted in addition to or in tandem with other Awards may be granted either at the same time as or at a different time from the grant of such other Awards.

14

8.2         Award Agreement. Awards under the Plan shall be evidenced by Award Agreements that set forth the terms, conditions and limitations for each Award, which may include the term of an Award, the provisions applicable in the event the Participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an Award.

8.3         Limits on Transfer. Except for a Permitted Transfer or as otherwise expressly approved by the Committee, no right or interest of a Participant in any Award may be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge or in favor of any party other than the Company or a Subsidiary of the Company, or shall be subject to any lien, obligation, or liability of such Participant to any other party. Awards will only be exercised by the Participant, and amounts payable or shares issuable pursuant to an Award will be delivered only to, and, in the case of Shares, registered in the name of, the Participant. Any Permitted Transfer shall be subject to the condition that the Committee receives evidence satisfactory to it that the transfer is being made for the purposes set forth of the definition of “Permitted Transfer” in Section 2.34 hereof and on a basis consistent with the Company’s lawful issue of securities.

8.4         Beneficiaries. Notwithstanding Section 8.3, a Participant may, in the manner determined by the Committee, designate a beneficiary to exercise the rights of the Participant and to receive any distribution with respect to any Award upon the Participant’s death. A beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant, except to the extent the Plan and Award Agreement otherwise provide, and to any additional restrictions deemed necessary or appropriate by the Committee. If the Participant is married and resides in a community property state, a designation of a person other than the Participant’s spouse as his or her beneficiary with respect to more than 50% of the Participant’s interest in the Award shall not be effective without the prior written consent of the Participant’s spouse. If no beneficiary has been designated or survives the Participant, payment shall be made to the person entitled thereto pursuant to the Participant’s will or the laws of descent and distribution. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time provided the change or revocation is filed with the Committee.

8.5         Performance Objectives and Other Terms. The Committee, in its discretion, shall set performance objectives or other vesting criteria which, depending on the extent to which they are met, will determine the number or value of the Awards that will be granted or paid out to the Participants, provided, however, that the vesting schedule of the Awards granted under this Plan to a Renren Participant shall be the same as the vesting schedule of the Awards granted to such Renren Participant by Renren under the Renren Awards.

15

8.6         Share Certificates.

(a)          Notwithstanding anything herein to the contrary, the Company shall not be required to issue or deliver any certificates evidencing the Shares pursuant to the exercise of any Award unless and until the Committee has determined, with advice of counsel, that the issuance and delivery of such certificates is in compliance with all Applicable Laws, regulations of governmental authorities and, if applicable, the requirements of any exchange on which the Shares are listed or traded. All Share certificates delivered pursuant to the Plan are subject to any stop-transfer orders and other restrictions as the Committee deems necessary or advisable to comply with all Applicable Laws and the rules of any national securities exchange or automated quotation system on which the Shares are listed, quoted, or traded. The Committee may place legends on any Share certificate to reference restrictions applicable to the Shares. In addition to the terms and conditions provided herein, the Committee may require that a Participant make such reasonable covenants, agreements, and representations as the Committee, in its discretion, deems advisable in order to comply with any such laws, regulations, or requirements. The Committee shall have the right to require any Participant to comply with any timing or other restrictions with respect to the settlement or exercise of any Award, including a window-period limitation, as may be imposed in the discretion of the Committee.

(b)          Notwithstanding anything herein to the contrary, unless otherwise determined by the Committee or required by Applicable Laws, the Company shall not deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares shall be recorded on the books of the Company or, as applicable, its transfer agent or share plan administrator.

8.7         Paperless Administration. Subject to Applicable Laws, the Committee may make Awards and provide applicable disclosure and procedures for exercise of Awards by an internet website or interactive voice response system for the paperless administration of Awards.

8.8         Foreign Currency. A Participant may be required to provide evidence that any currency used to pay the exercise price of any Award was acquired and taken out of the jurisdiction in which the Participant resides in accordance with Applicable Laws, including foreign exchange control laws and regulations. In the event the exercise price for an Award is paid in Renminbi or other foreign currency, as permitted by the Committee, the amount payable will be determined by conversion from U.S. dollars at the official rate promulgated by the People’s Bank of China for Renminbi, or for jurisdictions other than the PRC, the exchange rate as selected by the Committee on the date of exercise.

Article 9

CHANGES IN CAPITAL STRUCTURE

9.1         Adjustments.

(a)          In the event of any dividend, share split, combination or exchange of Shares, amalgamation, arrangement or consolidation, spin-off, recapitalization or other distribution (other than normal cash dividends) of Company assets to its shareholders, or any other change affecting Shares or the price of a Share, the Committee shall make such proportionate adjustments, if any, necessary to reflect such change with respect to (a) the aggregate number and type of shares that may be issued under the Plan (including, but not limited to, adjustments of the limitations in Section 3.1); (b) the terms and conditions of any outstanding Awards (including, without limitation, any applicable performance targets or criteria with respect thereto); and (c) the grant or exercise price per share for any outstanding Awards under the Plan.

16

(b)          Notwithstanding Section 9.1(a):

(i)          the exercise price of each outstanding Option granted hereunder shall be reduced by the per-share amount of the SoFi Proceeds or SoFi Shares in kind distributed to the shareholders of the Company pursuant to clause 13.1 of the Shareholders Agreement until such exercise price has reached zero (0);

(ii)         the exercise price of each outstanding Option granted hereunder shall be reduced by the per-share amount of the Distributable Proceeds allocated to the shareholders of the Company in accordance with their Pro Rata Share pursuant to clause 13.2 of the Shareholders Agreement until such exercise price has reached zero (0); and

(iii)        in the event that a DCM Initial SoFi In-Kind Distribution or a SB Initial SoFi In-Kind Distribution is completed pursuant to clause 10 of the Shareholders Agreement, the exercise price of each outstanding Option shall be adjusted by the Board.

9.2         Change in Control. Upon a Change in Control, any Award previously granted pursuant to the Plan shall vest immediately unless the Committee determines otherwise. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, upon, or in anticipation of, a Change in Control, the Committee may in its sole discretion provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise such Awards during a period of time as the Committee shall determine, (ii) either the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award or realization of the Participant’s rights had such Award been currently exercisable or payable or fully vested (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award or realization of the Participant’s rights, then such Award may be terminated by the Company without payment), (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption or substitution of such Award by the successor or surviving corporation, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of Awards in cash based on the value of Shares on the date of the Change in Control plus reasonable interest on the Award through the date such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

9.3         Outstanding Awards – Corporate Transactions. Except as may otherwise be provided in any Award Agreement or any other written agreement entered into by and between the Company and a Participant, if the Committee anticipates the occurrence, or upon the occurrence, of a Corporate Transaction, the Committee may, in its sole discretion, provide for (i) any and all Awards outstanding hereunder to terminate at a specific time in the future and shall give each Participant the right to exercise the vested portion of such Awards during a period of time as the Committee shall determine, or (ii) the purchase of any Award for an amount of cash equal to the amount that could have been attained upon the exercise of such Award (and, for the avoidance of doubt, if as of such date the Committee determines in good faith that no amount would have been attained upon the exercise of such Award, then such Award may be terminated by the Company without payment), or (iii) the replacement of such Award with other rights or property selected by the Committee in its sole discretion or the assumption of or substitution of such Award by the successor or surviving corporation, or a Parent or Subsidiary thereof, with appropriate adjustments as to the number and kind of Shares and prices, or (iv) payment of such Award in cash based on the value of Shares on the date of the Corporate Transaction plus reasonable interest on the Award through the date as determined by the Committee when such Award would otherwise be vested or have been paid in accordance with its original terms, if necessary to comply with Section 409A of the Code.

17

9.4         Outstanding Awards – Other Changes. In the event of any other change in the capitalization of the Company or corporate change other than those specifically referred to in this Article 9, the Committee may, in its absolute discretion, make such adjustments in the number and class of shares subject to Awards outstanding on the date on which such change occurs and in the per share grant or exercise price of each Award as the Committee may consider appropriate to prevent dilution or enlargement of rights.

9.5         No Other Rights. Except as expressly provided in the Plan, no Participant shall have any rights by reason of any subdivision or consolidation of Shares of any class, the payment of any dividend, any increase or decrease in the number of shares of any class or any dissolution, liquidation, merger, or consolidation of the Company or any other corporation. Except as expressly provided in the Plan or pursuant to action of the Committee under the Plan, and no issuance by the Company of shares of any class, or securities convertible into shares of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number of Shares subject to an Award or the grant or exercise price of any Award.

Article 10

ADMINISTRATION

10.1       Committee. The Plan shall be administered by the Board or a committee of one or more members of the Board (the “Committee”) to whom the Board shall delegate the authority to grant or amend Awards to Participants other than any of the Committee members, Independent Directors and executive officers of the Company. Reference to the Committee shall refer to the Board in absence of the Committee. Notwithstanding the foregoing, the full Board, acting by majority of its members in office, shall conduct the general administration of the Plan if required by Applicable Laws, and with respect to Awards granted to the Committee members and Independent Directors of the Company and for purposes of such Awards the term “Committee” as used in the Plan shall be deemed to refer to the Board.

10.2       Action by the Committee. A majority of the Committee shall constitute a quorum. The acts of a majority of the members present at any meeting at which a quorum is present, and acts approved unanimously in writing by all members of the Committee in lieu of a meeting, shall be deemed the acts of the Committee. Each member of the Committee is entitled to, in good faith, rely or act upon any report or other information furnished to that member by any officer or other employee of a Company Group Entity, the Company’s independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan.

18

10.3       Authority of the Committee. Subject to any specific designation in the Plan, the Committee has the exclusive power, authority and discretion to:

(a)          Designate Participants to receive Awards;

(b)          Determine the type or types of Awards to be granted to each Participant;

(c)          Determine the number of Awards to be granted and the number of Shares to which an Award will relate;

(d)          Determine the terms and conditions of any Award granted pursuant to the Plan, including but not limited to the exercise price, grant price or purchase price, any restrictions or limitations on the Award, any schedule for lapse of forfeiture restrictions or restrictions on the exercisability of an Award and accelerations or waivers thereof, and any provisions related to non-competition and recapture of gain on an Award, based in each case on such considerations as the Committee in its sole discretion determines;

(e)          Determine whether, to what extent, and pursuant to what circumstances an Award may be settled in, or the exercise price of an Award may be paid in, cash, Shares, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

(f)           Prescribe the form of each Award Agreement, which need not be identical for each Participant;

(g)          Decide all other matters that must be determined in connection with an Award;

(h)          Subject to Article 12 establish, adopt, or revise any rules and regulations as it may deem necessary or advisable to administer the Plan;

(i)           Interpret the terms of, and any matter arising pursuant to, the Plan or any Award Agreement;

(j)           Amend terms and conditions of Award Agreements, including but not limited to reducing the exercise price per Share subject to an Option; and

(k)          Make all other decisions and determinations that may be required pursuant to the Plan or as the Committee deems necessary or advisable to administer the Plan, including design and adopt from time to time new types of Awards that are in compliance with Applicable Laws.

10.4       Decisions Binding. The Committee’s interpretation of the Plan, any Awards granted pursuant to the Plan and any Award Agreements and all decisions and determinations by the Committee with respect to the Plan are final, binding, and conclusive on all parties.

19

Article 11

EFFECTIVE AND EXPIRATION DATE

11.1       Effective Date. This Plan shall become effective as of the later to occur of (i) the Effective Time (as defined in the Separation and Distribution Agreement, dated April 27, 2018, entered into by the Company and Renren), and (ii) the date on which the Board adopts the Plan (the “Effective Date”). This Plan shall be ratified by the shareholders of the Company by written resolutions or at a meeting duly held in accordance with the applicable provisions of the Company’s memorandum and Articles of Association prior to the end of the 12-month period after the Effective Date. No new Shares shall be issued pursuant to Awards granted under the Plan prior to such ratification of the Plan by the shareholders of the Company. In the event that the Plan is not ratified by the shareholders of the Company, all new Awards shall be null and void.

11.2       Expiration Date. The Plan will expire on, and no Award may be granted pursuant to the Plan after, the tenth anniversary of the Effective Date. Any Awards that are outstanding on the tenth anniversary of the Effective Date shall remain in force according to the terms of the Plan and the applicable Award Agreement.

Article 12

AMENDMENT, MODIFICATION, AND TERMINATION

12.1       Amendment, Modification, And Termination. At any time and from time to time, the Board or the Committee may terminate, amend or modify the Plan; provided, however, that to the extent necessary and desirable to comply with Applicable Laws or any applicable stock exchange rules, unless the Company decides to follow home country practice (if applicable) not to seek shareholder approval for any amendment or modification of the Plan, the Company shall obtain shareholder approval of any Plan amendment in such a manner and to such a degree as required, including any amendment to the Plan that (i) increases the number of Shares available under the Plan (other than any adjustment as provided by Article 9), (ii) permits the Committee to extend the term of the Plan or the exercise period for an Option beyond ten years from the date of grant, or (iii) results in a change in eligibility requirements.

12.2       Awards Previously Granted. Except with respect to amendments made pursuant to Section 12.1, no termination, amendment, or modification of the Plan shall adversely affect in any material way any Award previously granted pursuant to the Plan without the prior written consent of the Participant.

Article 13

GENERAL PROVISIONS

13.1       No Rights to Awards. No Participant, employee or other person shall have any claim to be granted any Award pursuant to the Plan. Neither the Company nor the Committee is obligated to treat Participants, employee and other persons uniformly.

20

13.2       No Shareholders Rights. No Award gives the Participant any of the rights of a shareholder of the Company unless and until Shares are in fact issued to such person in connection with such Award.

13.3       Taxes. No Shares shall be delivered under the Plan to any Participant until such Participant has made arrangements acceptable to the Committee for the satisfaction of any income and employment tax withholding obligations under Applicable Laws, including without limitation the PRC tax laws, rules, regulations and government orders or the United States Federal, state or local tax laws, as applicable. The relevant Group Entity shall have the authority and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy all applicable taxes (including the Participant’s payroll tax obligations) required by law to be withheld with respect to any taxable event concerning a Participant arising as a result of this Plan. The Committee may in its discretion and in satisfaction of the foregoing requirement allow a Participant to elect to have the Company withhold Shares otherwise issuable under an Award (or allow the return of Shares) having a Fair Market Value equal to the sums required to be withheld. Notwithstanding any other provision of the Plan, the number of Shares which may be withheld with respect to the issuance, vesting, exercise or payment of any Award (or which may be repurchased from the Participant of such Award after such Shares were acquired by the Participant from the Company) in order to satisfy any income and payroll tax liabilities applicable to the Participant with respect to the issuance, vesting, exercise or payment of the Award shall, unless specifically approved by the Committee, be limited to the number of Shares which have a Fair Market Value on the date of withholding or repurchase equal to the aggregate amount of such liabilities based on the minimum statutory withholding rates for the applicable income and payroll tax purposes that are applicable to such supplemental taxable income.

13.4       No Right to Employment or Services. Nothing in the Plan or any Award Agreement shall interfere with or limit in any way the right of the Service Recipient to terminate any Participant’s employment or services at any time, nor confer upon any Participant any right to continue in the employ or service of any Service Recipient.

13.5       Unfunded Status of Awards. The Plan is intended to be an “unfunded” plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the relevant Group Entity.

13.6       Indemnification. To the extent allowable pursuant to Applicable Laws, each member of the Committee or of the Board shall be indemnified and held harmless by the Company from any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by such member in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action or failure to act pursuant to the Plan and against and from any and all amounts paid by him or her in satisfaction of judgment in such action, suit, or proceeding against him or her; provided, however, that he or she gives the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled pursuant to the Company’s Memorandum of Association and Articles of Association, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

21

13.7       Relationship to Other Benefits. No payment pursuant to the Plan shall be taken into account in determining any benefits pursuant to any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of any Group Entity except to the extent otherwise expressly provided in writing in such other plan or an agreement thereunder.

13.8       Expenses. The expenses of administering the Plan shall be borne by the Company Group Entities.

13.9       Titles and Headings. The titles and headings of the Sections in the Plan are for convenience of reference only and, in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

13.10     Fractional Shares. If an exercise of any Award shall result in the creation of a fractional Share under the Award, the Committee may determine, in its discretion, whether (i) such fractional Share shall be issued, or (ii) cash (in the amount equal to the product of such fraction multiplied by the Fair Market Value of a Share on the date the fractional Share otherwise would have been issued) shall be given in lieu of such fractional Share, or (iii) such fractional Share shall be eliminated by rounding up or down as appropriate.

13.11     Limitations Applicable to Section 16 Persons. Notwithstanding anything herein to the contrary, if the Company should become subject to Section 16 of the Exchange Act, then the Plan and any Award granted or awarded to any Participant who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by the Applicable Laws, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

13.12     Government and Other Regulations. The obligation of the Company to make payment of awards in Shares or otherwise shall be subject to all Applicable Laws, and to such approvals by government agencies as may be required. The Company shall be under no obligation to register any of the Shares paid pursuant to the Plan under the Securities Act or any other similar law in any applicable jurisdiction. If the Shares paid pursuant to the Plan may in certain circumstances be exempt from registration pursuant to the Securities Act or other Applicable Laws, the Company may restrict the transfer of such Shares in such manner as it deems advisable to ensure the availability of any such exemption.

13.13     Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the Cayman Islands.

22

13.14     Section 409A. To the extent that the Committee determines that any Award granted under the Plan is or may become subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions required by Section 409A of the Code. To the extent applicable, the Plan and the Award Agreements shall be interpreted in accordance with Section 409A of the Code and the U.S. Department of Treasury regulations and other interpretative guidance issued thereunder, including without limitation any such regulation or other guidance that may be issued after the Effective Date. Notwithstanding any provision of the Plan to the contrary, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Code and related Department of Treasury guidance (including such Department of Treasury guidance as may be issued after the Effective Date), the Committee may adopt such amendments to the Plan and the applicable Award agreement or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Award from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Award, or (b) comply with the requirements of Section 409A of the Code and related U.S. Department of Treasury guidance.

13.15     Appendices. With the approval of the Board and subject to Section 12.1, the Committee may approve such supplements, amendments or appendices to the Plan as it may consider necessary or appropriate for purposes of compliance with Applicable Laws or otherwise and such supplements, amendments or appendices shall be considered a part of the Plan; provided, however, that no such supplements shall increase the share limitations contained in Section 3.1 of the Plan.

23

Schedule 1

Renren Participants

24